FORM SE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CenterPoint Energy, Inc.
Utility Holding, LLC
Exact Name of Registrant as Specified in Charter

CenterPoint Energy, Inc.: 0001130310
Utility Holding, LLC: Not applicable
Registrant CIK Number

12-31-03
Annual Report on Form U-5S
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

30-3660
SEC File Number, if applicable

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, May 3, 2004.

CenterPoint Energy, Inc.
(Registrant)

By: [signature]
Rufus S. Scott
Vice President, Deputy General Counsel and Assistant Corporate Secretary
(Name and Title)

List of Exhibits Provided Under Cover of Form SE Herein

Exhibit A-3	CenterPoint's Annual Report to Shareholders for the year ended December 31, 2003
Exhibit E-1	2003 Operating Reports for the State of Oklahoma Submitted by CenterPoint Energy Arkla
Exhibit E-2	Gas Utilities 2003 Distribution Annual Report to the Railroad Commission of Texas for CenterPoint Energy Arkla
Exhibit E-3	2003 Annual Report to the Louisiana Public Service Commission for CenterPoint Energy Arkla
Exhibit E-4	Gas Utilities 2003 Transmission Annual Report to the Railroad Commission of Texas for Industrial Gas Supply Company
Exhibit E-5	Gas Utilities 2003 Transmission Annual Report to the Railroad Commission of Texas for Unit Gas Transmission Company
Exhibit E-6	2003 Annual Report to the Arkansas Public Service Commission by CenterPoint Energy Arkla
Exhibit E-7	2003 Annual Report to the Louisiana Public Service Commission for CenterPoint Energy Entex
Exhibit E-8	2003 Annual Report to the Mississippi Public Service Commission for CenterPoint Energy Entex
Exhibit E-9	Exhibit E-10 2003 Annual Report of Affiliate Activities to the Public Utility Commission of Texas for CenterPoint Energy Houston Electric, LLC (filed under cover of Form SE in connection herewith).
Exhibit E-10	2003 Electric Investor-Owned Utilities Earnings Report to the Public Utility Commission of Texas for CenterPoint Energy Houston Electric, LLC (filed under cover of Form SE in connection herewith).

ANNUAL REPORT OF

CENTERPOINT ENERGY ARKLA, A DIVISION OF CENTERPOINT ENERGY RESOURCES CORP.

SHREVEPORT, LOUISIANA

TO THE

PUBLIC SERVICE COMMISSION

OF THE STATE OF LOUISIANA

BATON ROUGE, LOUISIANA

YEAR ENDED DECEMBER 31, 2003

DISTRIBUTION ANNUAL REPORT

OF

NAME CenterPoint Energy - Arkla

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 1111 Louisiana Houston , TX 77002

TO THE

LOUISIANA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

AFFIDAVIT

I swear that the foregoing return has been prepared under my direction from the original books, papers and records of CenterPoint Energy Entex; and that the accounts and figures contained in the foregoing return embrace all of the operations of CenterPoint Energy Entex during the period for which said return is made, to the best of my knowledge, information and belief.

REPRESENTATIVE OF COMPANY (Signature)

Vice President and Controller
TITLE

Walter L. Fitzgerald
REPRESENTATIVE OF COMPANY (Type or Print)

March 31, 2004
DATE

(713) 207-7425
TELEPHONE NUMBER

UTILITY INFORMATION

1. Full name of reporting utility CenterPoint Energy - Arkla, a division of CenterPoint Energy Resources Corp.

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Corporation

3. Date of organization September 30, 2002 under (General or Special Act) General of State of Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change Not Applicable

5. If a foreign corporation, state name and address of designated agent for service in Texas C. T. Corporation
350 N. St. Paul Street
Dallas, Texas 75201

6. If reorganized within last 5 years, name original company and when reorganized Reliant Energy Resources Corp. (1996)

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following: N/A
   (a) Date of creation of such bankruptcy, receivership, or trust
   (b) Authority for its creation
   (c) Date when possession under it was acquired
   (d) Name of trustee receiver or receivers

8. **State location of general books of account** (be specific) 1111 Louisiana, Houston, Texas 77002
Telephone: (713) 207-7425

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting Accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed: Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
P.O. Box 4567
Houston, Texas 77210-4567
Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
   ____ is submitted along with this report
   __X__ Will be submitted by (date) May 15, 2004
   ____ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint ventures:
   ____ is submitted along with this report
   __X__ Will be submitted by (date) May 15, 2004
   ____ no Form 10K's are filed

Officers and Directors

List names at end of year, and designate with an asterisk (*) persons who are directors. List only the primary (i.e. It is not necessary to include assistant vice presidents or other assistant officers). If Respondent is a municipality owned or operated utility, list names of City Council members or Public Utility Board as applicable. If Respondent is a sole proprietorship or partnership please list owner or partners as applicable.

Name	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers	Directors	
		Length of Term	Term Expires
(a)	(b)	(c)	(d)
<u>OFFICERS</u>	CENTERPOINT ENERGY ARKLA, A DIVISION OF CENTERPOINT ENERGY RESOURCES CORP.		
Dean Liollio	President & COO		*
Kathleen D. Alexander	Senior Vice President Regulatory, Legislative & Legal Affairs		*
John F. Ivy	Vice President Customer Relations		*
Walter Bryant	Vice President & General Manager - Louisiana		*
	* Until appointment of successor		

Total Company Income Statement

Line	Acct.	Particulars (a)	Year Ended December 31 (b)
5			
6		**UTILITY OPERATING INCOME**	
7	(400)	Operating Revenues	$ 718,096,721
8		Operating Expenses:	
9	(401-402)	Operation & Maintenance Expenses	619,347,118
10	(403)	Depreciation Expense	40,054,299
11	(404)	Amortization of Limited Term Utility Plant	9,922
12	(405)	Amortization of Other Utility Plant	3,610,694
13	(406)	Amort. of Util. Plant Acq. Adjust.	69,207
14	(407.1)	Amortization of Property Losses	-
15	(407.2)	Amortization of Conversion Expenses	-
16	(408.1)	Taxes Other Than Income Taxes	25,290,474
17		Utility Operating Income	
18	(409.1)	Income Taxes, Utility Operating Income	(4,438,562)
19	(410.1)	Provision for Deferred Income Taxes	8,248,807
20	(411.1)	Income Taxes Deferred in Prior Years - Cr.	-
21		Total Operating Expenses (Lns. 9 thru 21)	$ 692,191,959
22		Other Operating Income:	
23	(413)	Income from Utility Plant Leased to Others	
24	(414)	Gains (Losses) from Dispos. of Util. Prop	
25		TOTAL OPERATING INCOME	$ 25,904,762
26		(Line 7 Minus 22 Plus 24 & 25)	
27			
28		**OTHER INCOME AND DEDUCTIONS**	
29		Other Income:	
30	(415)	Rev. from Merch., Job. & Cont. Work	1,700
31	(416)	Costs & Exp. of Merch., Job. & Cont. Work	(6,285)
32	(417)	Income from Nonutility Operations	36,404
33	(418)	Non-operating Rental Income	
34	(419)	Interest and Dividend Income	1,301,486
35	(419.1)	Allowance for Funds Used During Construction	-
36	(420)	Investment Tax Credits	-
37	(421)	Miscellaneous Non-operating Income	(79)
38		Total Other Income (Lns. 30 thru 37)	$ 1,333,226
39		Other Income Deductions:	
40	(425)	Miscellaneous Amortization	-
41	(426)	Miscellaneous Income Deductions	264,732
42		Total Other Income Deductions	$ 264,732
43		Total Other Income and Deductions (Ln. 38 minus 42)	$ 1,068,494
44		Taxes Applicable to Other Income and Deductions:	
45	(408.2)	Taxes Other Than Income Taxes	
46	(409.2)	Income Taxes Other Income and Deductions	
47	(410.2)	Provision for Deferred Income Taxes	
48	(411.2)	Income Taxes Deferred in Prior Years - Cr.	
49		Tot. Tax. on Other In. & Ded. (Lns. 45 thru 49)	$
50		NET OTHER INCOME AND DEDUCTIONS	$ 1,068,494
51		(Line 43 minus 50)	

52 (NOTE: All information in this report must be either typed or in black ink.)

Total Company Income Statement (Continued)

Particulars (a)		Year Ended December 31 (b)
INTEREST CHARGES		
(427)	Interest on Long Term Debt	$
(428)	Amortization of Debt Discount and Expense	516,659
(429)	Amortization of Premium on Debt - Cr.	
(430)	Interest on Debt to Associated Companies	22,743,655
(431)	Other Interest Expense	186,512
(432)	Borrowed AFUDC-CR	(250,911)
	Total Interest Charges (Lns. 7 thru 12)	$ 23,195,915
	Income Before Extraordinary Items (p. 3, Ln. 26 plus or minus 51 minus p. 4, Ln. 12)	$ 3,777,341
EXTRAORDINARY ITEMS		
(435)	Extraordinary Income	$ -
(434)	Extraordinary Deductions	-
(409.3)	Income Taxes, Extraordinary Items	-
	NET EXTRAORDINARY ITEMS (Lns. 16 thru 18)	$ -
NET INCOME (Ln. 13 plus or minus Ln. 19)		$ 3,777,341

Notes to Income Statement

Total Company Statement of Retained Earnings

Particulars (a)		Year Ended December 31 (b)
(216)	Unappropriated Retained Earnings (at Jan.1)	$ 173,157,256
(433)	Balance Transferred from Income	3,777,341
(436)	Appropriations of Retained Earnings	
(437)	Dividends Declared - Preferred Stock	-
(438)	Dividends Declared - Common Stock	-
(439)	Adjustments to Retained Earnings (See page 1 question 4)	
	NET INCREASE (DECREASE) TO RETAINED EARNINGS (Lns. 40 thru 44)	$ 3,777,341
(216)	Unappropriated Retained Earnings (at Dec. 31) (Ln. 39 plus or minus Ln. 46)	$ 176,934,597

1\ Beginning Balance was adjusted to reflect amounts reclassified from FERC Account 204 and 211

Total Company Balance Sheet

Assets and Other Debits (a)		Balance at December 31 Dr. (Cr.) (b)
UTILITY PLANT		
(101)	Utility Plant in Service	$ 916,851,535
(102)	Utility Plant Purchased or Sold	
(103)	Util. Plant in Process of Reclassification	
(104)	Utility Plant Leased to Others	
(105-105.1)	Properties Held for Future Use	
(106)	Completed Construction Not Classified	
(107)	Construction Work in Progress	15,598,010
(108-113.2)	Accumulated Prov. for Depr. & Amort.	(435,851,262)
(114)	Utility Plant Acquisition Adjustments	1,038,110
(115)	Ac. Prov. for Amort. of Util. Plant Acq. Adj.	(457,757)
(116)	Other Utility Plant Adjustments	
(117)	Gas Stored Underground - Non-current	
	TOTAL NET UTILITY PLANT (Lns. 7 thru 18)	$ 497,178,636
OTHER PROPERTY AND INVESTMENTS		
(121)	Nonutility Property	$
(122)	Accum. Prov. for Deprec. and Amort.	
(123)	Investment in Associated Companies	
(124)	Other Investments	
(125)	Sinking Funds	
(126)	Depreciation Fund	
(128)	Other Special Funds	
	TOTAL NET OTHER PROPERTY & INVESTMENTS	$ 0
CURRENT AND ACCRUED ASSETS		
(131)	Cash	$ 7,263,480
(132-134)	Special Deposits	
(135)	Working Funds	64,907
(136)	Temporary Cash Investments	
(141)	Notes Receivable	1,072,122
(142)	Customer Accounts Receivable	3,424,715
(143)	Other Accounts Receivable	3,651,905
(144)	Accum. Prov. for Uncollect. Accts. - Cr.	55,355
(145)	Notes Receivable from Assoc. Companies	28,878,070
(146)	Accounts Receivable from Assoc. Companies	17,556,638
(151)	Fuel Stock	
(152)	Fuel Stock Expenses	
(153)	Residuals and Extracted Products	
(154)	Plant Materials and Operating Supplies	3,995,514
(155)	Merchandise	42,734
(156)	Other Materials and Supplies	
(163)	Stores Expense	
(164)	Gas Stored Underground - Current	90,495,599
(165)	Liquefied Natural Gas Stored	703,358
(166)	Prepayments	
(167-168)	Advance Payments	
(171)	Interest and Dividends Receivable	
(172)	Rents Receivable	
(173)	Accrued Utility Revenue	89,153,493
(174)	Miscellaneous Current and Accrued Assets	
	TOTAL CURRENT AND ACCRUED ASSETS (Lns. 31 thru 55)	**$ 246,357,890**

Total Company Balance Sheet (Continued)

Assets and Other Debits (a)		Balance at December 31 Dr. (Cr.) (b)
DEFERRED DEBITS		
(181)	Unamortized Debt Discount and Expense	$ 465,883
(182.1)	Extraordinary Property Losses	
(182.3)	Other Regulatory Assets	1,559,158
(183)	Preliminary Survey & Investigation Charges	
(184)	Clearing Accounts	693,558
(185)	Temporary Facilities	
(186)	Miscellaneous Deferred Debits	2,241,920
(187)	Research and Development Expenditures	
	TOTAL DEFERRED DEBITS (Lns. 7 thru 13)	4,960,519
TOTAL ASSETS AND OTHER DEBITS (p. 5, Lns. 19, 28 & 56 and p. 6, Ln. 16)		$ 748,497,045

Liabilities and Other Credits (a)		Balance at December 31 Dr. (Cr.) (b)
PROPRIETARY CAPITAL		
(201)	Common Stock Issued	$
(202)	Common Stock Subscribed	
(203)	Common Stock Liability for Conversion	
(204)	Preferred Stock Issued	
(205)	Preferred Stock Subscribed	
(206)	Preferred Stock Liability for Conversion	
(207)	Premium on Capital Stock	
(208)	Donations Received from Stockholders	
(209)	Red. in Par or Stated Val. of Cap. Stock	
(210)	Gain on Resale or Can. of Reacq. Cap. Stock	
(211)	Miscellaneous Paid-In Capital	
(212)	Installments Received on Capital Stock	
(213)	Discount on Capital Stock	
(214)	Capital Stock Expenses	
(215)	Appropriated Retained Earnings	
(216)	Unappropriated Retained Earnings	176,934,597
(217)	Reacquired Capital Stock	
	TOTAL PROPRIETARY CAPITAL (Lns. 26 thru 42)	$ 176,934,597
LONG TERM DEBT		
(221)	Bonds	$
(222)	Reacquired Bonds	
(223)	Advances from Associated Companies	181,136,532
(224)	Other Long Term Debt	
	TOTAL LONG TERM DEBT (Lns. 48 thru 51)	$ 181,136,532

Total Company Balance Sheet (Continued)

Liabilities and Other Credits (a)		Balance at December 31 Dr. (Cr.) (b)
OTHER NON-CURRENT LIABILITIES		
(227)	Obligations under capital leases - noncurrent	
(228.1-.4)	Accum. Prov. For property insurance, for injuries & damages, for pension & benefits; accum. Miscellaneous operating	35,626,500
(229)	Accum. Provision for rate refunds	
	TOTAL OTHER NON-CURRENT LIABILITIES	35,626,500
CURRENT AND ACCRUED LIABILITIES		
(231)	Notes Payable	$ 0
(232)	Accounts Payable	38,989,359
(233)	Notes Payable to Associated Companies	143,441,223
(234)	Accounts Payable to Associated Companies	43,444,670
(235)	Customer Deposits	
(236)	Taxes Accrued	22,086,370
(237)	Interest Accrued	529,283
(238)	Dividends Declared	
(239)	Matured Long Term Debt	
(240)	Matured Interest	
(241)	Tax Collections Payable	203,666
(242)	Miscellaneous Current and Accrued Liabilities	3,321,171
	TOTAL CURRENT AND ACCRUED LIABILITIES (Lns. 7 thru 18)	$ 252,015,742
DEFERRED CREDITS		
(251)	Unamortized Premium on Debt	$
(252)	Customer Advances for Construction	768,242
(253)	Other Deferred Credits	30,967,615
(255)	Accumulated Deferred Investment Tax Credits	
	TOTAL DEFERRED CREDITS (Lns. 23 thru 26)	$ 31,735,857
CONTRIBUTIONS IN AID OF CONSTRUCTION		
(271)	Total Contributions in Aid of Construction	$
ACCUMULATED DEFERRED INCOME TAXES		
(281)	Accum. Def. In. Taxes - Accelerated Amort.	$
(282)	Accum. Def. In. Taxes - Liberalized Dep.	
(283)	Accumulated Deferred Income Taxes - Other	71,047,817
	TOTAL ACCUMULATED DEFERRED INCOME TAXES (Lns. 40 thru 42)	$ 71,047,817
TOTAL LIABILITIES AND OTHER CREDITS (p.6 Lns. 43 & 52 and p.7 Lns. 19, 27, 34, 37 & 43) (p.6 Ln. 17 must equal p.7 Ln. 45)		$ 748,497,045

NOTES TO BALANCE SHEET

Gas Utility Plant in Service (Balance Sheet Account 101)

Totals -- Louisiana Only (Lines 5 - 37)

Account and Description (a)	Balance First of Year 2003 (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year 2003 (e)	Line
					1
Account and Description	Balance First	Additions	Retirements &	Balance End	2
	of Year 2003	During Year	Adjustments	of Year 2003	3
(a)	(b)	(c)	(d)	(e)	4
(301-303) Intangible Plant-SUB-TOTAL	$ 6,585,163	270,795	3,075	6,859,033	5
(304-347) Production Plant-SUB-TOTAL					6
(350-363) Natural Gas Storage Plant-SUB-TOTAL					7
TRANSMISSION PLANT					8
(365.1 & 365.2) Land & Rights of Way					9
(366) Structures & Improvements					10
(367) Mains					11
(368) Compressor Station Equipment					12
(369) Meas. and Reg. Station Equipment					13
(370) Communication Equipment					14
(371) Other Equipment					15
SUB-TOTAL--TRANSMISSION PLANT (Lns.9-15)	0	0	0	0	16
DISTRIBUTION PLANT					17
(374) Land & Land Rights	651,303	0	0	651,303	18
(375) Structures and Improvements	5,355,461	82,282	27	5,437,770	19
(376) Mains	74,161,974	1,106,114	(325,089)	74,942,999	20
(377) Compressor Station Equipment	0	0	0	0	21
(378 & 379) Meas. & Reg. Station Equipment	3,366,920	56,967	17,174	3,441,061	22
(380) Services	50,348,879	2,611,956	(241,643)	52,719,192	23
(381-384) Meters & House Regulators	18,432,040	575,645	98,665	19,106,350	24
(385) Ind. Meas. & Reg. Station Equipment	19,103	0	0	19,103	25
(386 & 387) Other Prop & Equipment	282,364	0	2	282,366	26
SUB-TOTAL--DISTRIBUTION PLANT (Lns.18-26)	152,618,044	4,432,964	(450,864)	156,600,144	27
GENERAL PLANT					28
(389) Land & Land Rights	52,903	0	28	52,931	29
(390) Structures and Improvements	4,195,731	106,848	2,231	4,304,810	30
(391) Office Furniture & Equipment	1,075,057	0	26,040	1,101,097	31
(392) Transportation Equipment	2,619,319	237,792	(97,135)	2,759,976	32
(393-396) Stores, Tools, Lab. & Power Equipment	2,151,659	16,121	26	2,167,806	33
(397) Communication Equipment	3,608,176	0	103	3,608,279	34
(398-399) Misc. & Other Equipment	385,232	0	57	385,289	35
SUB-TOTAL--GENERAL PLANT (Lns.29-35)	14,088,077	360,761	(68,650)	14,380,188	36
TOTAL PLANT--LOUISIANA (Add Lns.5-7, 16, 27 & 36)	$ 173,291,284	5,064,520	(516,439)	177,839,365	37
ALL OTHER STATES					38
(301-363) Int., Prod., & Storage Plant	29,144,889	1,371,629	9,704	30,526,222	39
(365-371) Transmission Plant	0	0	0	0	40
(374-387) Distribution Plant	604,570,283	45,907,401	(4,561,534)	645,916,150	41
(389-399) General Plant	59,406,786	4,194,495	(1,031,483)	62,569,798	42
TOTAL PLANT--ALL STATES (Add Lns.37-42)	$ 866,413,242	56,538,045	(6,099,752)	916,851,535	43

Information for Gas Utility Plant in Service reflects allocated company level assets for General and Arkla Services.

Accumulated Provision for Depreciation of Gas Utility Plant in Service (Balance Sheet Account 108)

Totals -- Louisiana Only (Lines 5 - 37)

Related Plant Account and Description (a)	Service Life (b)	Balance First of Year 2003 (c)	Current Year Accrual * (d)	Retirements & Adjustments * (e)	Balance End of Year 2003 (f)	Line
(301-303) Intangible Plant-SUB-TOTAL		$ 2,094,148	671,451	942	2,766,541	5
(304-347) Production Plant-SUB-TOTAL						6
(350-363) Natural Gas Storage Plant-SUB-TOTAL						7
TRANSMISSION PLANT						8
(365.1 & 365.2) Land & Rights of Way						9
(366) Structures & Improvements						10
(367) Mains						11
(368) Compressor Station Equipment						12
(369) Meas. and Reg. Station Equipment						13
(370) Communication Equipment						14
(371) Other Equipment						15
SUB-TOTAL--TRANSMISSION PLANT (Lns.9-15)		0	0	0	0	16
DISTRIBUTION PLANT						17
(374) Land & Land Rights						18
(375) Structures and Improvements						19
(376) Mains						20
(377) Compressor Station Equipment						21
(378 & 379) Meas. & Reg. Station Equipment						22
(380) Services						23
(381-384) Meters & House Regulators						24
(385) Ind. Meas. & Reg. Station Equipment						25
(386 & 387) Other Prop & Equipment						26
SUB-TOTAL--DISTRIBUTION PLANT (Lns.18-26)		66,145,288	5,507,914	(1,668,439)	69,984,763	27
GENERAL PLANT						28
(389) *Land & Land Rights*						29
(390) Structures and Improvements						30
(391) Office Furniture & Equipment						31
(392) Transportation Equipment						32
(393-396) Stores, Tools, Lab. & Power Equipment						33
(397) Communication Equipment						34
(398-399) Misc. & Other Equipment						35
SUB-TOTAL--GENERAL PLANT (Lns.29-35)		9,555,023	999,752	(87,080)	10,467,695	36
TOTAL DEPR.--LOUISIANA (Add Lns.5-7, 16, 27 & 36)		$ 77,794,459	7,179,117	(1,754,577)	83,218,999	37
ALL OTHER STATES						38
(301-363) Int., Prod., & Storage Plant		8,875,043	2,949,166	5,672	11,829,881	39
(365-371) Transmission Plant		0	0	0	0	40
(374-387) Distribution Plant		286,304,589	31,726,466	(18,264,515)	299,766,540	41
(389-399) General Plant		38,416,262	3,436,414	(816,834)	41,035,842	42
TOTAL DEPR.--ALL STATES (Add Lns.37-42)		$ 411,390,353	45,291,163	(20,830,254)	435,851,262	43

*INDICATE IF ANY RATE OTHER THAN STRAIGHT LINE IS BEING APPLIED.

Information for Gas Utility Plant in Service reflects allocated company level assets for General and Arkla Services.

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Particulars (a)	Louisiana Intrastate Operations (b)	Total Operations (c)
OPERATING REVENUES		
Sales of Gas		
(480) Residential Sales	$ 76,308,968	$ 448,368,809
(481) Sm. Commercial and Industrial Sales	40,343,680	243,730,159
(481) Lg. Commercial and Industrial Sales		
(482) Other Sales to Public Authorities		
(483) Sales for Resale		
(484) Interdepartmental Sales		
TOTAL SALES OF GAS (Lns. 8 thru 14)	$ 116,652,648	$ 692,098,968
Other Operating Revenues		
(487) Forfeited Discounts	$ 1,491,863	$ 7,278,759
(488) Miscellaneous Service Revenues	977,573	8,246,055
(489) Revenues from Transportation (and Compression) of Gas	1,146,793	9,868,844
(490) Sales of Products Extracted from Natural Gas		
(491) Revenues from Natural Gas Processed by Others		
(492) Incidental Gasoline and Oil Sales		
(493) Rent from Gas Property	980	38,006
(494) Interdepartmental Rents		
(495) Other Gas Revenues	105,908	566,089
TOTAL OTHER OPERATING REVENUES (Lns. 18 thru 26)	$ 3,723,117	$ 25,997,753
TOTAL OPERATING REVENUES (Ln. 15 plus 27)	$ 120,375,765	$ 718,096,721
OPERATING EXPENSES		
Operation and Maintenance Expenses		
(700-742) Manufactured Gas Production Expenses		
(750-791) Natural Gas Production Expenses		
(795-798) Exploration and Development Expense		
(800-804) Purchased Gas Expenses	75,191,994	521,596,706
(805-813) Other Gas Supply Expenses	7,300,203	(38,342,547)
(814-837) Underground Storage Expenses		
(840-848.3) Other Storage Expenses		
(850-867) Transmission Expenses		
(870-894) Distribution Expenses	7,148,849	50,085,410
(901-905) Customer Accounts Expenses	5,801,129	37,535,727
(909-918) Cust. Service and Sales Promotion Ex.	125,341	551,766
(920-932) Administrative and General Expenses	7,759,275	47,920,056
TOTAL OPERATION AND MAINTENANCE EXPENSES (Lns. 32 thru 43)	$ 103,326,791	$ 619,347,118
Other Operating Expenses		
(403) Depreciation Expenses	$ 6,259,621	$ 40,054,299
(404-407.2) Combined Amortization Expenses	684,814	3,689,823
(408.1) Taxes Other Than Income Taxes	5,049,665	25,290,474
(409.1) Income Taxes	7,965,390	(4,438,562)
(410.1) Provisions for Deferred Income Taxes	(7,497,995)	8,248,807
(411.1) Income Tax. Def. in Prior Years - Credit		
(412.1-412.2) Investment Tax Credits		
TOTAL OTHER OPERATING EXPENSES (Lns. 49 thru 55)	$ 12,461,495	$ 72,844,841
TOTAL OPERATING EXPENSES (Ln. 45 plus 56)	$ 115,788,286	$ 692,191,959
NET GAS OPERATING INCOME (Ln. 29 minus Ln. 57)	$ 4,587,479	$ 25,904,762

SUPPLEMENTARY ANNUAL REPORT
TO THE LOUISIANA PUBLIC SERVICE COMMISSION

CENTERPOINT ENERGY ARKLA, A DIVISION OF
CENTERPOINT ENERGY RESOURCES CORP.
2003 ANNUAL REPORT
P. O. BOX 1700
HOUSTON, TX 77251-1700

STATE OF LOUISIANA
CUSTOMER, CONSUMPTION & REVENUE DATA

CUSTOMER CLASS	CUSTOMERS	METERS	SALES-MCF	REVENUES
Residential	121,693	127,948	7,275,870	$76,308,968
Rural 1/	0	0	0	0
Commercial	8,535	9,086	3,827,939	40,343,680
Power	0	0	0	0
Industrial 3/	75	79	758,705	0
Municipal	0	0	0	0
Federal Government 2/	65	7	357,626	2,439,399
Other Revenues	21	27	4,132,253	1,283,718
TOTAL	130,389	137,147	16,352,393	$120,375,765

1/ Included in all customer classes.
2/ Barksdale AFB and VA Hospital
3/ Commercial and Industrial Sales Revenue are reported together as Commercial.

VERIFICATION

State of Texas
County of Harris

I swear that the foregoing return has been prepared under my direction from the original books, papers, and records of CenterPoint Energy Arkla; and that the accounts and figures contained in the foregoing return embrace all the operations of CenterPoint Energy Arkla during the period for which said return is made, to the best of my knowledge, information and belief.

SWORN TO AND SUBSCRIBED before me this 31 day of March, 2004

Mary Etta Gaut

MARY ETTA GAUT
Notary Public, State of Texas
My Commission Expires 10/16/2004

Walter L. Fitzgerald
Walter L. Fitzgerald
VP-Controller
CenterPoint Energy, Inc.

MCF SALES @ 14.73 PSIA

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	1,621,466	70.1%	636,176	27.5%	54,100	2.3%	2,311,742
February	1,314,479	65.4%	616,462	30.7%	80,146	4.0%	2,011,087
March	834,198	63.7%	418,582	32.0%	56,838	4.3%	1,309,618
April	366,543	51.4%	292,791	41.1%	53,655	7.5%	712,989
May	277,972	44.8%	251,042	40.5%	91,441	14.7%	620,455
June	185,219	45.5%	165,132	40.6%	56,289	13.8%	406,640
July	246,537	48.7%	194,013	38.3%	65,990	13.0%	506,540
August	155,621	48.8%	124,675	39.1%	38,750	12.1%	319,046
September	205,494	48.4%	155,799	36.7%	63,014	14.9%	424,307
October	248,011	50.3%	187,115	38.0%	57,747	11.7%	492,873
November	528,777	59.4%	294,512	33.1%	66,821	7.5%	890,110
December	1,291,553	69.5%	491,640	26.5%	73,914	4.0%	1,857,107
TOTAL	7,275,870	61.3%	3,827,939	32.3%	758,705	6.4%	11,862,514

SALES REVENUE

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	15,200,688	71.7%	6,004,098	28.3%	See note 1	0.0%	21,204,786
February	11,261,364	63.5%	6,481,326	36.5%	0	0.0%	17,742,690
March	8,472,631	71.2%	3,433,396	28.8%	0	0.0%	11,906,026
April	4,942,219	64.1%	2,768,321	35.9%	0	0.0%	7,710,540
May	3,305,138	51.4%	3,125,716	48.6%	0	0.0%	6,430,854
June	2,489,268	58.6%	1,756,426	41.4%	0	0.0%	4,245,694
July	2,474,016	61.2%	1,565,374	38.8%	0	0.0%	4,039,390
August	2,711,201	56.6%	2,075,594	43.4%	0	0.0%	4,786,795
September	2,610,699	59.9%	1,749,648	40.1%	0	0.0%	4,360,347
October	3,471,671	55.3%	2,800,556	44.7%	0	0.0%	6,272,227
November	6,321,531	60.6%	4,109,220	39.4%	0	0.0%	10,430,750
December	13,048,543	74.5%	4,474,005	25.5%	0	0.0%	17,522,548
TOTAL	76,308,968	65.4%	40,343,680	34.6%	0	0.0%	116,652,648

CUSTOMERS

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	124,086	93.3%	8,768	6.6%	80	0.1%	132,934
February	124,328	93.4%	8,760	6.6%	80	0.1%	133,168
March	123,817	93.4%	8,740	6.6%	80	0.1%	132,637
April	122,365	93.4%	8,641	6.6%	72	0.1%	131,078
May	120,388	93.3%	8,550	6.6%	72	0.1%	129,010
June	119,951	93.3%	8,505	6.6%	73	0.1%	128,529
July	119,813	93.3%	8,465	6.6%	73	0.1%	128,351
August	119,592	93.3%	8,465	6.6%	73	0.1%	128,130
September	119,884	93.3%	8,478	6.6%	73	0.1%	128,435
October	120,947	93.4%	8,510	6.6%	74	0.1%	129,531
November	122,047	93.3%	8,625	6.6%	74	0.1%	130,746
December	123,101	93.3%	8,697	6.6%	74	0.1%	131,872
ANNUAL AVERAGE	121,693	93.3%	8,600	6.6%	75	0.1%	130,368

MCF PURCHASES @ 14.73 PSIA

MONTH/YEAR	INTRASTATE	%	INTERSTATE	%	OTHER	%	TOTAL
January	1,725,396	70.0%	676,953	27.5%	63,467	2.6%	2,465,816
February	1,376,654	65.4%	645,620	30.7%	83,690	4.0%	2,105,964
March	859,859	63.7%	431,457	32.0%	58,275	4.3%	1,349,591
April	340,327	51.8%	271,851	41.4%	44,734	6.8%	656,912
May	199,213	44.5%	179,914	40.2%	68,538	15.3%	447,665
June	143,195	45.5%	127,665	40.6%	43,715	13.9%	314,575
July	284,508	48.8%	223,893	38.4%	74,128	12.7%	582,529
August	184,250	49.2%	147,612	39.4%	42,940	11.5%	374,802
September	206,477	48.5%	156,545	36.8%	62,348	14.7%	425,370
October	278,776	50.6%	210,326	38.2%	61,799	11.2%	550,901
November	583,969	59.5%	325,253	33.1%	72,818	7.4%	982,040
December	1,351,068	69.6%	514,294	26.5%	77,177	4.0%	1,942,539
TOTAL	7,533,692	61.8%	3,911,383	32.1%	753,629	6.2%	12,198,704

Note 1: Commercial and Industrial Sales Revenue reported together as Commercial.

ANNUAL REPORT OF

CENTERPOINT ENERGY ARKLA, A DIVISION OF

CENTERPOINT ENERGY RESOURCES CORP.

TO THE

OKLAHOMA CORPORATION COMMISSION

OKLAHOMA CITY, OK

YEAR ENDED DECEMBER 31, 2003

CenterPoint Energy Arkla
Income Statement
State of Oklahoma
Years 2003 and 2002

Line No.	Description	2003	2002
	Revenues:		
1	Residential	$66,749,017	$55,810,577
2	Commercial	33,969,739	28,281,760
3	Industrial		
4	Transportation Revenue	2,136,195	3,103,898
5	Other Operating Revenue	1,320,039	1,222,636
6	Total Revenue	$104,174,990	$88,418,871
	Expenses:		
7	Operating	5,197,433	3,837,927
8	Maintenance	3,133,682	2,851,880
9	Customer Accounting	5,706,790	4,331,070
10	Marketing	60,361	163,377
11	Depreciation	5,871,690	5,975,695
12	General Taxes	3,814,153	1,932,837
13	Administrative & General	8,525,867	11,840,148
14	Cost of Gas	74,699,074	61,050,087
15	Total Expenses	107,009,050	91,983,021
16	Operating Income	(2,834,060)	(3,564,150)
17	Other Expense (Income)	(137,922)	183,792
18	Interest Expense	3,636,304	3,188,012
19	Income Before Income Taxes	(6,332,442)	(6,935,954)
20	Income Taxes	(3,350,534)	(2,494,448)
21	Net Income	($2,981,909)	($4,441,506)

CenterPoint Energy Arkla
A Division of CenterPoint Energy Resources Corp.
Plant & Reserve Applicable to
State of Oklahoma
At 12/31/03 and 12/31/02

Line No.	Description	2003	2002
1	Plant in Service (Acct. 101)	$124,322,900	$120,697,510
2	Gas Plant in Service, Unclassified (Acct. 106)	-	-
3	Construction Work in Progress (Acct. 107)	902,366	1,223,793
4	Gas Plant Acquisition Adjustment (Acct. 114)	-	-
5	**Total Gross Plant**	$125,225,266	$121,921,303
6	Accumulated Depreciation	(65,709,688)	(60,871,260)
7	**Net Plant**	$59,515,578	$61,050,043

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at ADA ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	21,229.26	0.00	0.00	0.00	21,229.26
3	1302(d) Franchises	24,292.36	0.00	0.00	0.00	24,292.36
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	11,978.94	0.00	0.00	0.00	11,978.94
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	178,784.08	0.00	0.00	0.00	178,784.08
8	1346(d) Rights of Way	19,338.13	0.00	0.00	0.00	19,338.13
9	1347(d) District Regulator Structures	162,540.52	0.00	0.00	0.00	162,540.52
10	1348(d) Other Distribution System Structures	155,011.56	1,191.71	0.00	0.00	156,203.27
11	1349(d) Gas Receivers and District Reg.	4,352,555.39	176,310.29	(53,057.74)	0.00	4,475,807.94
12	1350(d) Distribution Line Equipment	1,486,161.18	85,918.44	(1,611.60)	0.00	1,570,468.02
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	153,064.22	6,145.41	0.00	0.00	159,209.63
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	1,856.42	0.00	0.00	0.00	1,856.42
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,300,177.61	0.00	0.00	53,056.13	1,353,233.74
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	7,866,989.67	269,565.85	(54,669.34)	53,056.13	8,134,942.31

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of Texas, County of Harris, ss. We, the undersigned [signature] of ______ and ______, ______ of the ______, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this 31st day of March, 2004

My Commission expires October 16, 2004

Mary Etta Gaut

MARY ETTA GAUT
Notary Public, State of Texas
My Commission Expires 10/16/2004

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at **ADAMSON** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	324.00	0.00	0.00	0.00	324.00
11	1349(d) Gas Receivers and District Reg.	22,951.60	0.00	0.00	0.00	22,951.60
12	1350(d) Distribution Line Equipment	2,803.48	0.00	0.00	0.00	2,803.48
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	5,163.45	0.00	0.00	40.41	5,203.86
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	31,242.53	0.00	0.00	40.41	31,282.94

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________ and ____________________, ____________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20___, ______________________, ___

______________________________, ______________________________ ______________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at ALLEN ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,143.56	0.00	0.00	0.00	2,143.56
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,157.37	0.00	0.00	0.00	1,157.37
8	1346(d) Rights of Way	180.52	0.00	0.00	0.00	180.52
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	4,786.47	0.00	0.00	0.00	4,786.47
11	1349(d) Gas Receivers and District Reg.	190,513.77	0.00	(139.33)	0.00	190,374.44
12	1350(d) Distribution Line Equipment	103,598.20	1,786.08	(84.44)	0.00	105,299.84
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	9,460.47	0.00	0.00	0.00	9,460.47
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	61,741.96	0.00	0.00	794.94	62,536.91
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	373,582.32	1,786.08	(223.77)	794.94	375,939.58

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________________ and ______________________________, ____________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

______________________________________, ______________________________ ______________________________, ________

My Commission expires ________________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at ALTUS, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	10,976.80	0.00	0.00	0.00	10,976.80
3	1302(d) Franchises	34,785.95	0.00	0.00	0.00	34,785.95
4	1303(d) Miscellaneous Intangible Capital	1,289.51	0.00	0.00	0.00	1,289.51
5	Distribution System Property Accounts	33,571.26	0.00	0.00	0.00	33,571.26
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	2,458.76	0.00	0.00	0.00	2,458.76
8	1346(d) Rights of Way	5,697.28	0.00	0.00	0.00	5,697.28
9	1347(d) District Regulator Structures	255,519.18	6,550.59	0.00	0.00	262,069.77
10	1348(d) Other Distribution System Structures	207,651.80	0.00	0.00	0.00	207,651.80
11	1349(d) Gas Receivers and District Reg.	3,120,791.44	99,783.90	(4,194.02)	0.00	3,216,381.32
12	1350(d) Distribution Line Equipment	1,299,398.07	25,830.75	(275.37)	0.00	1,324,953.45
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	122,888.79	1,779.38	0.00	0.00	124,668.17
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	1,353.27	0.00	0.00	0.00	1,353.27
37	1388(d) Other General Equipment	186,428.58	0.00	0.00	0.00	186,428.58
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,045,955.35	0.00	0.00	34,021.45	1,079,976.80
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	6,328,766.04	133,944.62	(4,469.39)	34,021.45	6,492,262.72

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ *day of* ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at AMES ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	25,289.67	0.00	0.00	0.00	25,289.67
12	1350(d) Distribution Line Equipment	32,899.06	926.51	0.00	0.00	33,825.57
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	395.03	0.00	0.00	0.00	395.03
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	11,599.13	0.00	0.00	275.65	11,874.78
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	70,182.89	926.51	0.00	275.65	71,385.05

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ____________________________, ________________________________ of the ________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________, ________________________ ________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at APACHE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	4,413.59	0.00	0.00	0.00	4,413.59
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	3.20	0.00	0.00	0.00	3.20
8	1346(d) Rights of Way	874.41	0.00	0.00	0.00	874.41
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	7,424.13	0.00	0.00	0.00	7,424.13
11	1349(d) Gas Receivers and District Reg.	171,059.32	6,412.98	(177.23)	0.00	177,295.07
12	1350(d) Distribution Line Equipment	106,220.73	10,183.34	(178.64)	0.00	116,225.43
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	12,178.51	0.00	0.00	5,180.14	17,358.65
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	59,828.08	0.00	0.00	4,742.52	64,570.60
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	362,001.97	16,596.32	(355.87)	9,922.66	388,165.08

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at ARAPAHO ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	5,771.34	0.00	0.00	0.00	5,771.34
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	71,932.89	0.00	0.00	0.00	71,932.89
12	1350(d) Distribution Line Equipment	66,684.51	764.41	(688.76)	0.00	66,760.16
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	3,254.67	0.00	0.00	0.00	3,254.67
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	29,232.24	0.00	0.00	243.87	29,476.11
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	176,875.65	764.41	(688.76)	243.87	177,195.17

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________,
____________ and ____________, ____________ of
the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at ATOKA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	10,192.35	0.00	0.00	0.00	10,192.35
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	3,000.00	0.00	0.00	0.00	3,000.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	4,161.71	0.00	0.00	0.00	4,161.71
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	79,355.65	0.00	0.00	0.00	79,355.65
10	1348(d) Other Distribution System Structures	38,257.15	0.00	0.00	0.00	38,257.15
11	1349(d) Gas Receivers and District Reg.	965,210.57	9,027.50	(2,408.36)	0.00	971,829.71
12	1350(d) Distribution Line Equipment	302,600.46	8,530.64	(2,936.52)	0.00	308,194.58
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	32,892.14	942.70	0.00	0.00	33,834.84
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	284,251.48	0.00	0.00	4,849.74	289,101.22
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,719,921.51	18,500.84	(5,344.88)	4,849.74	1,737,927.21

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________ and ____________________, ______________________________ of the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

______________________________, ____________________, ______________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at BERLIN ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	11,751.20	0.00	0.00	0.00	11,751.20
12	1350(d) Distribution Line Equipment	5,440.30	0.00	0.00	0.00	5,440.30
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	3,403.78	0.00	0.00	26.64	3,430.42
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	20,595.28	0.00	0.00	26.64	20,621.92

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this _____ day of ____________, 20___, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20_____

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at BLACKWELL ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	1,650.99	0.00	0.00	0.00	1,650.99
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	780.62	0.00	0.00	0.00	780.62
8	1346(d) Rights of Way	2,474.44	0.00	0.00	0.00	2,474.44
9	1347(d) District Regulator Structures	42,502.18	0.00	0.00	0.00	42,502.18
10	1348(d) Other Distribution System Structures	57,612.71	0.00	0.00	0.00	57,612.71
11	1349(d) Gas Receivers and District Reg.	1,508,658.27	7,898.37	(425.38)	0.00	1,516,131.26
12	1350(d) Distribution Line Equipment	692,743.77	24,672.57	(937.65)	0.00	716,478.69
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	50,860.41	2,652.95	0.00	0.00	53,513.36
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	648.00	0.00	0.00	0.00	648.00
37	1388(d) Other General Equipment	24,753.56	0.00	0.00	0.00	24,753.56
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	471,753.05	0.00	0.00	10,448.64	482,201.69
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	2,854,438.00	35,223.89	(1,363.03)	10,448.64	2,898,747.50

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the *accounting rules promulgated by the Corporation Commission for gas distribution utility companies.*

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at BLAIR | ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	2.74	0.00	0.00	0.00	2.74
8	1346(d) Rights of Way	413.44	0.00	0.00	0.00	413.44
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	18,012.83	0.00	0.00	0.00	18,012.83
11	1349(d) Gas Receivers and District Reg.	168,380.76	12,943.00	(424.25)	0.00	180,899.51
12	1350(d) Distribution Line Equipment	89,824.48	0.00	(33.74)	0.00	89,790.74
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	526.72	0.00	0.00	0.00	526.72
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	54,875.71	0.00	0.00	2,920.74	57,796.45
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	332,036.68	12,943.00	(457.99)	2,920.74	347,442.43

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ________________________, ________________________________ of the ________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________, ________________ ________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at BOWLEGS ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	616.05	0.00	0.00	0.00	616.05
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	944.55	0.00	0.00	0.00	944.55
11	1349(d) Gas Receivers and District Reg.	44,927.36	0.00	0.00	0.00	44,927.36
12	1350(d) Distribution Line Equipment	47,499.05	0.00	0.00	0.00	47,499.05
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	18,608.70	0.00	0.00	145.63	18,754.33
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	112,595.71	0.00	0.00	145.63	112,741.34

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 *State source and date of basic figures in column "B"*

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ______________________________, ______________________________ and ______________________________, ______________________________ of the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________, ____________________ ____________________ ____________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at BRAMAN ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	72.03	0.00	0.00	0.00	72.03
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	4,456.75	0.00	0.00	0.00	4,456.75
11	1349(d) Gas Receivers and District Reg.	100,771.15	0.00	0.00	0.00	100,771.15
12	1350(d) Distribution Line Equipment	45,288.52	0.00	0.00	0.00	45,288.52
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	358.61	0.00	0.00	0.00	358.61
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	29,886.34	0.00	0.00	233.89	30,120.23
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	180,833.40	0.00	0.00	233.89	181,067.29

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report. (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this _____ day of ____________, 20___, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20_____

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at BURNS FLAT ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	267,470.00	0.00	0.00	0.00	267,470.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	812,174.73	1,371.40	(34.31)	0.00	813,511.82
12	1350(d) Distribution Line Equipment	149,934.06	0.00	0.00	0.00	149,934.06
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	243,447.02	0.00	0.00	2,172.04	245,619.06
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,473,025.81	1,371.40	(34.31)	2,172.04	1,476,534.94

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at BUTLER ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,194.06	0.00	0.00	0.00	2,194.06
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	5.00	0.00	0.00	0.00	5.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	239.10	0.00	0.00	0.00	239.10
11	1349(d) Gas Receivers and District Reg.	64,782.06	12,769.00	0.00	0.00	77,551.06
12	1350(d) Distribution Line Equipment	45,256.87	437.29	(33.12)	0.00	45,661.04
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	103.19	0.00	0.00	0.00	103.19
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	22,290.02	0.00	0.00	2,803.04	25,093.06
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	134,870.30	13,206.29	(33.12)	2,803.04	150,846.51

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at BYNG ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	9,833.31	0.00	0.00	0.00	9,833.31
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	73,511.79	1,479.43	(1,777.65)	0.00	73,213.57
12	1350(d) Distribution Line Equipment	15,696.82	402.48	(54.78)	0.00	16,044.52
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	6,539.81	0.00	0.00	0.00	6,539.81
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	20,904.36	0.00	0.00	173.47	21,077.83
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	126,486.09	1,881.91	(1,832.43)	173.47	126,709.04

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CACHE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	5,005.64	0.00	0.00	0.00	5,005.64
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	212.00	0.00	0.00	0.00	212.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	8,175.31	936.76	0.00	0.00	9,112.07
11	1349(d) Gas Receivers and District Reg.	200,563.58	19,255.23	(654.68)	0.00	219,164.13
12	1350(d) Distribution Line Equipment	166,514.24	21,294.60	(401.55)	0.00	187,407.29
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	12,579.17	0.00	0.00	0.00	12,579.17
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	77,820.82	0.00	0.00	8,676.58	86,497.40
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	470,870.76	41,486.59	(1,056.23)	8,676.58	519,977.70

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction; that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ *day of* ____________, *20*____, ____________, ___

____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CANTON , Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31 , 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	3,429.30	0.00	0.00	0.00	3,429.30
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	11.00	0.00	0.00	0.00	11.00
8	1346(d) Rights of Way	18.20	0.00	0.00	0.00	18.20
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	284.03	0.00	0.00	0.00	284.03
11	1349(d) Gas Receivers and District Reg.	107,181.07	1,652.16	0.00	0.00	108,833.23
12	1350(d) Distribution Line Equipment	100,767.17	1,666.81	(44.60)	0.00	102,389.38
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	8,445.83	0.00	0.00	0.00	8,445.83
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	43,585.33	0.00	0.00	994.48	44,579.81
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	263,721.93	3,318.97	(44.60)	994.48	267,990.78

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ____________________, ____________________________ of the ______________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

______________________, ______________________ ______________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693

Summary Sheet

FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CANUTE ______, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,653.09	0.00	0.00	0.00	2,653.09
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,698.98	0.00	0.00	0.00	1,698.98
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,347.76	578.18	0.00	0.00	1,925.94
11	1349(d) Gas Receivers and District Reg.	108,112.71	11,315.65	0.00	0.00	119,428.36
12	1350(d) Distribution Line Equipment	89,008.38	399.91	(239.80)	0.00	89,168.49
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,000.18	0.00	0.00	0.00	2,000.18
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	40,552.98	0.00	0.00	2,722.64	43,275.62
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	245,374.08	12,293.74	(239.80)	2,722.64	260,150.66

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ______

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CENTRAHOME, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	151.13	0.00	0.00	0.00	151.13
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,638.95	0.00	0.00	0.00	3,638.95
11	1349(d) Gas Receivers and District Reg.	45,213.78	0.00	0.00	0.00	45,213.78
12	1350(d) Distribution Line Equipment	15,718.06	529.87	0.00	0.00	16,247.93
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	12,814.44	0.00	0.00	206.02	13,020.45
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	77,536.36	529.87	0.00	206.02	78,272.24

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of __________, County of __________, ss. We, the undersigned __________, __________ and __________, __________ of the __________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ____ day of __________, 20___, __________, ___

__________, __________ __________, __________

My Commission expires __________, 20___

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CHEYENNE ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	25.00	0.00	0.00	0.00	25.00
8	1346(d) Rights of Way	175.00	0.00	0.00	0.00	175.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	12,466.39	0.00	0.00	0.00	12,466.39
11	1349(d) Gas Receivers and District Reg.	200,871.68	4,902.88	(911.33)	0.00	204,863.23
12	1350(d) Distribution Line Equipment	128,313.86	2,174.94	(47.37)	0.00	130,441.43
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	8,059.67	0.00	0.00	0.00	8,059.67
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	69,279.77	0.00	0.00	1,763.21	71,042.98
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	419,191.37	7,077.82	(958.70)	1,763.21	427,073.70

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________________ and ______________________, ______________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

______________________________________, ______________________, ______________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at CHICKASHA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	15,207.49	0.00	0.00	0.00	15,207.49
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	11,972.41	0.00	0.00	0.00	11,972.41
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	7,024.73	0.00	0.00	0.00	7,024.73
8	1346(d) Rights of Way	5,285.79	0.00	0.00	0.00	5,285.79
9	1347(d) District Regulator Structures	102,705.48	4,235.00	0.00	0.00	106,940.48
10	1348(d) Other Distribution System Structures	83,139.84	1,581.78	(6.45)	0.00	84,715.17
11	1349(d) Gas Receivers and District Reg.	2,964,784.97	43,855.40	(7,695.59)	0.00	3,000,944.78
12	1350(d) Distribution Line Equipment	1,549,308.71	24,087.89	(6,845.97)	0.00	1,566,550.63
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	144,934.40	2,524.92	(15.72)	0.00	147,443.60
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	967,065.97	0.00	0.00	19,884.31	986,950.28
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	5,851,429.79	76,284.99	(14,563.73)	19,884.31	5,933,035.36

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________ and ________________________, ______________________________ of the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________, ________________________ ________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at COALGATE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	682.95	0.00	0.00	0.00	682.95
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	4,017.09	0.00	0.00	0.00	4,017.09
11	1349(d) Gas Receivers and District Reg.	460,007.51	348.12	(16.77)	0.00	460,338.86
12	1350(d) Distribution Line Equipment	221,479.87	2,526.71	(179.77)	0.00	223,826.81
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	7,703.44	0.00	0.00	0.00	7,703.44
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	137,384.98	0.00	0.00	1,609.62	138,994.60
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	831,275.84	2,874.83	(196.54)	1,609.62	835,563.75

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at COMANCHE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,771.01	0.00	0.00	0.00	1,771.01
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	614.31	0.00	0.00	0.00	614.31
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	10.97	0.00	0.00	0.00	10.97
8	1346(d) Rights of Way	132.34	0.00	0.00	0.00	132.34
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	19,864.90	0.00	0.00	0.00	19,864.90
11	1349(d) Gas Receivers and District Reg.	251,223.46	14,847.07	(1,046.80)	0.00	265,023.73
12	1350(d) Distribution Line Equipment	195,592.37	3,787.14	(145.20)	0.00	199,234.31
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,138.02	0.00	0.00	0.00	2,138.02
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	93,323.11	0.00	0.00	4,210.80	97,533.91
47	Indirect Plant/Allocated	0.00	0.00	0.00	0.00	0.00
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	564,670.49	18,634.21	(1,192.00)	4,210.80	586,323.50

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at CROMWELL ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	519.53	0.00	0.00	0.00	519.53
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	14,347.32	0.00	0.00	0.00	14,347.32
8	1346(d) Rights of Way	96.52	0.00	0.00	0.00	96.52
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	9,644.55	0.00	0.00	0.00	9,644.55
11	1349(d) Gas Receivers and District Reg.	137,071.59	0.00	0.00	0.00	137,071.59
12	1350(d) Distribution Line Equipment	45,365.68	375.44	0.00	0.00	45,741.12
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,839.66	0.00	0.00	0.00	1,839.66
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	41,357.57	0.00	0.00	398.58	41,756.16
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	250,242.42	375.44	0.00	398.58	251,016.45

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction; that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at CUSHING ______, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General- Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	2,539.78	0.00	0.00	0.00	2,539.78
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	295.20	0.00	0.00	0.00	295.20
8	1346(d) Rights of Way	656.66	0.00	0.00	0.00	656:66
9	1347(d) District Regulator Structures	79,761.22	3,675.00	0.00	0.00	83,436.22
10	1348(d) Other Distribution System Structures	49,580.29	0.00	0.00	0.00	49,580.29
11	1349(d) Gas Receivers and District Reg.	1,458,060.54	7,791.36	(3,342.26)	0.00	1,462,509.64
12	1350(d) Distribution Line Equipment	616,881.87	9,071.11	(984.36)	0.00	624,968.62
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	44,831.52	0.00	0.00	0.00	44,831.52
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stabie Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	2,296.33	0.00	0.00	2,296.33
36	1387(d) General Tools and Implements	5,085.89	0.00	0.00	0.00	5,085.89
37	1388(d) Other General Equipment	206,097.15	0.00	0.00	0.00	206,097.15
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	487,811.24	0.00	0.00	7,510.61	495,321.85
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	2,951,601.36	22,833.80	(4,326.62)	7,510.61	2,977,619.15

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: *Reliant Energy-Arkla* Located at CUSTER CITY, *Oklahoma*

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,344.39	0.00	0.00	0.00	2,344.39
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	*Distribution System Property Accounts*	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	102.45	0.00	0.00	0.00	102.45
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	640.85	0.00	0.00	0.00	640.85
11	1349(d) Gas Receivers and District Reg.	74,779.12	3,784.24	(348.39)	0.00	78,214.97
12	1350(d) Distribution Line Equipment	40,252.32	1,525.22	(156.80)	0.00	41,620.74
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,614.38	0.00	0.00	0.00	2,614.38
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	23,904.29	0.00	0.00	1,145.73	25,050.02
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	144,637.80	5,309.46	(505.19)	1,145.73	150,587.80

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________ and ______________________, ______________________________ of the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ______________________, ___

______________________________, ______________________, ______________________, ______

My Commission expires ______________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at DEER CREEK, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,643.84	0.00	0.00	0.00	2,643.84
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,624.48	0.00	0.00	0.00	1,624.48
11	1349(d) Gas Receivers and District Reg.	23,252.92	0.00	0.00	0.00	23,252.92
12	1350(d) Distribution Line Equipment	9,441.10	422.13	(17.54)	0.00	9,845.69
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	454.99	0.00	0.00	0.00	454.99
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	7,408.34	0.00	0.00	138.71	7,547.05
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	44,825.67	422.13	(17.54)	138.71	45,368.97

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at DELHI ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	5,906.74	0.00	0.00	0.00	5,906.74
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	2,661.00	0.00	0.00	0.00	2,661.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	4,057.18	0.00	0.00	0.00	4,057.18
11	1349(d) Gas Receivers and District Reg.	25,528.61	0.00	0.00	0.00	25,528.61
12	1350(d) Distribution Line Equipment	16,852.68	0.00	0.00	0.00	16,852.68
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,383.67	0.00	0.00	0.00	2,383.67
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land.	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	11,362.75	0.00	0.00	88.93	11,451.67
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	68,752.63	0.00	0.00	88.93	68,841.55

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________ and ____________________________, ____________________________ of the ______________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ________________________, 20____, ________________________, ___

______________________________, ______________________________, ______________________________, __________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at **DIST GEN** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	150,970.97	0.00	0.00	0.00	150,970.97
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	204,313.18	0.00	0.00	0.00	204,313.18
11	1349(d) Gas Receivers and District Reg.	0.00	0.00	0.00	0.00	0.00
12	1350(d) Distribution Line Equipment	0.00	0.00	0.00	0.00	0.00
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	1,748,881.04	41,652.74	0.00	0.00	1,790,533.78
15	1353(d) Meter Installation	2,556.25	0.00	0.00	0.00	2,556.25
16	1354(d) House Regulators	1,328,444.79	57,247.99	0.00	0.00	1,385,692.78
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	188,076.84	2,074.24	0.00	0.00	190,151.08
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	50,729.20	6,252.98	0.00	0.00	56,982.18
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	657,572.89	0.00	0.00	0.00	657,572.89
36	1387(d) General Tools and Implements	973,537.64	74,273.87	0.00	0.00	1,047,811.51
37	1388(d) Other General Equipment	784,647.45	625.10	0.00	0.00	785,272.55
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,205,719.13	0.00	0.00	45,777.99	1,251,497.12
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	7,295,449.38	182,126.92	0.00	45,777.99	7,523,354.29

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at DRUMMOND ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,704.51	0.00	0.00	0.00	1,704.51
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	15.00	0.00	0.00	0.00	15.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	3,876.74	0.00	0.00	0.00	3,876.74
8	1346(d) Rights of Way	284.96	0.00	0.00	0.00	284.96
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	73,891.98	0.00	0.00	0.00	73,891.98
12	1350(d) Distribution Line Equipment	45,003.23	0.00	0.00	0.00	45,003.23
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	667.39	0.00	0.00	0.00	667.39
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	24,836.90	0.00	0.00	194.38	25,031.27
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	150,280.71	0.00	0.00	194.38	150,475.08

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at DUKE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

	Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Line No.	Account Numbers and Titles	Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Gross Additions During Year Covered by This Report	Retirements to Fixed Property During the Year Covered by This Report	Adjustments During Year Covered by This Report	Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,534.21	0.00	0.00	0.00	1,534.21
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	62,947.91	0.00	0.00	0.00	62,947.91
12	1350(d) Distribution Line Equipment	40,752.81	378.96	0.00	0.00	41,131.77
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	20,835.70	0.00	0.00	238.68	21,074.38
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	126,070.63	378.96	0.00	238.68	126,688.27

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at DUNCAN ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	15,266.28	0.00	0.00	0.00	15,266.28
3	1302(d) Franchises	31,885.88	0.00	0.00	0.00	31,885.88
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	36,446.79	0.00	0.00	0.00	36,446.79
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	47,238.75	0.00	0.00	0.00	47,238.75
8	1346(d) Rights of Way	2,799.81	0.00	0.00	0.00	2,799.81
9	1347(d) District Regulator Structures	184,164.32	6,836.68	0.00	0.00	191,001.00
10	1348(d) Other Distribution System Structures	219,473.66	2,992.06	(334.25)	0.00	222,131.47
11	1349(d) Gas Receivers and District Reg.	3,879,059.27	79,614.01	(2,303.36)	0.00	3,956,369.92
12	1350(d) Distribution Line Equipment	1,685,682.09	41,325.76	(695.64)	0.00	1,726,312.21
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	185,603.46	4,030.30	0.00	0.00	189,633.76
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	1,209.11	0.00	0.00	0.00	1,209.11
37	1388(d) Other General Equipment	17,496.40	0.00	0.00	0.00	17,496.40
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,248,603.36	0.00	0.00	36,004.55	1,284,607.91
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	7,554,929.18	134,798.81	(3,333.25)	36,004.55	7,722,399.29

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ____ *day of* ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at EARLSBORO ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,426.03	0.00	0.00	0.00	1,426.03
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,249.99	0.00	0.00	0.00	1,249.99
8	1346(d) Rights of Way	514.45	0.00	0.00	0.00	514.45
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	8,167.04	0.00	0.00	0.00	8,167.04
11	1349(d) Gas Receivers and District Reg.	66,846.54	0.00	0.00	0.00	66,846.54
12	1350(d) Distribution Line Equipment	36,914.03	0.00	(92.26)	0.00	36,821.77
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,743.39	0.00	0.00	0.00	1,743.39
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	23,137.66	0.00	0.00	162.67	23,300.33
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	139,999.13	0.00	(92.26)	162.67	140,069.54

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at ELGIN ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,329.61	0.00	0.00	0.00	1,329.61
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	118.20	0.00	0.00	0.00	118.20
8	1346(d) Rights of Way	120.42	0.00	0.00	0.00	120.42
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	2,386.84	0.00	0.00	0.00	2,386.84
11	1349(d) Gas Receivers and District Reg.	191,219.10	(3,377.14)	0.00	0.00	187,841.96
12	1350(d) Distribution Line Equipment	70,591.66	2,289.26	(48.81)	0.00	72,832.11
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	9,476.73	905.50	0.00	0.00	10,382.23
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	54,495.88	0.00	0.00	380.36	54,876.24
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	329,738.44	(182.38)	(48.81)	380.36	329,887.61

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________,
________________________________ and ________________________, ________________________ of
the ________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________________, ____________________ ________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at **FAIRVIEW** ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	4,106.52	0.00	0.00	0.00	4,106.52
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	69.75	0.00	0.00	0.00	69.75
8	1346(d) Rights of Way	435.77	0.00	0.00	0.00	435.77
9	1347(d) District Regulator Structures	27,605.32	0.00	0.00	0.00	27,605.32
10	1348(d) Other Distribution System Structures	30,369.41	0.00	0.00	0.00	30,369.41
11	1349(d) Gas Receivers and District Reg.	487,774.23	12,714.65	(1,869.75)	0.00	498,619.13
12	1350(d) Distribution Line Equipment	281,470.50	2,585.57	(59.68)	0.00	283,996.39
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	25,820.54	0.00	0.00	0.00	25,820.54
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	169,808.42	0.00	0.00	3,996.97	173,805.39
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,027,460.46	15,300.22	(1,929.43)	3,996.97	1,044,828.22

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________ and ____________________________, ____________________________ of the ____________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ______________________, ___

______________________________, ______________ ______________________, __________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at FAY ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	50.00	0.00	0.00	0.00	50.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,189.50	0.00	0.00	0.00	1,189.50
8	1346(d) Rights of Way	442.77	0.00	0.00	0.00	442.77
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	35,526.24	0.00	0.00	0.00	35,526.24
12	1350(d) Distribution Line Equipment	6,211.98	0.00	0.00	0.00	6,211.98
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	190.95	0.00	0.00	0.00	190.95
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	8,634.73	0.00	0.00	67.58	8,702.30
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	52,246.17	0.00	0.00	67.58	52,313.74

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at FITTSTOWN ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston.Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	0.00	0.00	0.00	0.00	0.00
12	1350(d) Distribution Line Equipment	5,454.07	285.19	0.00	0.00	5,739.26
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,079.86	0.00	0.00	65.36	1,145.22
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	6,533.93	285.19	0.00	65.36	6,884.48

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned____________________________, ____________________________________ and ______________________________, ____________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________________, ________________________ ________________________, ________

My Commission expires ________________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: *Reliant Energy-Arkla* | Located at FLETCHER ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	3,929.99	0.00	0.00	0.00	3,929.99
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	50.00	0.00	0.00	0.00	50.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	48.75	0.00	0.00	0.00	48.75
8	1346(d) Rights of Way	1,057.82	0.00	0.00	0.00	1,057.82
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	7,837.90	0.00	0.00	0.00	7,837.90
11	1349(d) Gas Receivers and District Reg.	158,100.77	410.28	0.00	0.00	158,511.05
12	1350(d) Distribution Line Equipment	70,176.36	7,828.82	(347.76)	0.00	77,657.42
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,525.47	0.00	0.00	0.00	2,525.47
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	48,256.06	0.00	0.00	1,952.31	50,208.37
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	291,983.12	8,239.10	(347.76)	1,952.31	301,826.77

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________,
________________________________ and ________________________, ________________________________ of
the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ______________________, ___

______________________________, ______________________________, ______________________________, ____________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at FRANCIS ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	235.00	0.00	0.00	0.00	235.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	2,048.90	0.00	0.00	0.00	2,048.90
11	1349(d) Gas Receivers and District Reg.	69,975.66	0.00	0.00	0.00	69,975.66
12	1350(d) Distribution Line Equipment	28,496.10	0.00	0.00	0.00	28,496.10
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,701.26	0.00	0.00	0.00	2,701.26
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	20,483.66	0.00	0.00	160.31	20,643.97
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	123,940.58	0.00	0.00	160.31	124,100.89

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: *Reliant Energy-Arkla* Located at **GARBER** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,829.13	0.00	0.00	0.00	2,829.13
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	106.50	0.00	0.00	0.00	106.50
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	33.00	0.00	0.00	0.00	33.00
8	1346(d) Rights of Way	691.97	0.00	0.00	0.00	691.97
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	8,608.19	6,049.55	(114.34)	0.00	14,543.40
11	1349(d) Gas Receivers and District Reg.	159,118.98	28,463.19	(374.65)	0.00	187,207.52
12	1350(d) Distribution Line Equipment	100,031.47	1,933.28	(159.88)	0.00	101,804.87
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,262.69	0.00	0.00	0.00	2,262.69
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	54,186.89	0.00	0.00	7,567.10	61,753.99
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	327,868.82	36,446.02	(648.87)	7,567.10	371,233.07

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at GERONIMO ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,881.78	0.00	0.00	0.00	2,881.78
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,492.70	0.00	0.00	0.00	3,492.70
11	1349(d) Gas Receivers and District Reg.	111,207.90	0.00	0.00	0.00	111,207.90
12	1350(d) Distribution Line Equipment	76,238.68	1,072.97	(241.70)	0.00	77,069.95
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	38,375.06	0.00	0.00	466.20	38,841.26
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	232,196.12	1,072.97	(241.70)	466.20	233,493.59

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at GOWEN ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	874.13	0.00	0.00	0.00	874.13
11	1349(d) Gas Receivers and District Reg.	77,773.05	1,009.28	(8,367.98)	0.00	70,414.35
12	1350(d) Distribution Line Equipment	851.53	0.00	0.00	0.00	851.53
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	15,740.13	0.00	0.00	(1,345.18)	14,394.94
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	95,238.84	1,009.28	(8,367.98)	(1,345.18)	86,534.95

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________ and ____________________________, ____________________________ of the ____________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________, ____________________ ____________________, ________

My Commission expires ____________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at HAILEYVILLE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,998.62	0.00	0.00	0.00	3,998.62
11	1349(d) Gas Receivers and District Reg.	248,770.01	0.00	0.00	0.00	248,770.01
12	1350(d) Distribution Line Equipment	133,776.91	1,289.05	(79.84)	0.00	134,986.12
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,115.54	0.00	0.00	0.00	1,115.54
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	76,753.87	0.00	0.00	841.97	77,595.84
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	464,414.95	1,289.05	(79.84)	841.97	466,466.13

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at **HAMMON**, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,014.72	0.00	0.00	0.00	1,014.72
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	79,220.63	0.00	0.00	0.00	79,220.63
12	1350(d) Distribution Line Equipment	91,275.09	1,190.38	(81.42)	0.00	92,384.05
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,211.70	0.00	0.00	0.00	2,211.70
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	34,395.63	0.00	0.00	490.47	34,886.10
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	208,117.77	1,190.38	(81.42)	490.47	209,717.20
50	Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)					
51	Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)					
52	State source and date of basic figures in column "B"					
53	Beginning Balance adjusted to include indirect Plant / Allocated.					

State of ____________________, County of ____________________, ss. We, the undersigned______________________________, ____ and __________________________________, ____ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ________________________, 20____, ____________________________, ___

My Commission expires ____________________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at HARDEN ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	390.54	0.00	0.00	0.00	390.54
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	15,341.23	0.00	0.00	0.00	15,341.23
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	15,675.13	0.00	0.00	0.00	15,675.13
11	1349(d) Gas Receivers and District Reg.	467,648.57	915.96	(29.26)	0.00	468,535.27
12	1350(d) Distribution Line Equipment	107,812.61	4,213.82	(132.72)	0.00	111,893.71
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	14,628.98	0.00	0.00	0.00	14,628.98
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land .	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	123,051.57	0.00	0.00	1,954.30	125,005.87
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	744,548.63	5,129.78	(161.98)	1,954.30	751,470.73

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________ and ____________________, ____________________________ of the ____________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this _____ day of ____________________, 20____, ____________________, ___

____________________, ____________________ ____________________, ____________

My Commission expires ____________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at HARTSHORNE, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	194.40	0.00	0.00	0.00	194.40
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	32,165.10	705.98	(324.00)	0.00	32,547.08
11	1349(d) Gas Receivers and District Reg.	799,474.56	10,748.08	(1,979.23)	0.00	808,243.41
12	1350(d) Distribution Line Equipment	274,776.24	4,808.71	(631.47)	0.00	278,953.48
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	10,580.16	0.00	0.00	0.00	10,580.16
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	221,195.00	0.00	0.00	4,390.60	225,585.60
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,338,385.46	16,262.77	(2,934.70)	4,390.60	1,356,104.13

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ______________________________ and ________________________, ______________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this _____ day of ______________________, 20___, ______________________, ___

______________________________, ______________________, ______________________, __________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla   Located at HINTON ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	5,131.53	0.00	0.00	0.00	5,131.53
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	12,837.15	0.00	0.00	0.00	12,837.15
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,890.54	0.00	0.00	0.00	1,890.54
11	1349(d) Gas Receivers and District Reg.	216,471.24	0.00	(87.16)	0.00	216,384.08
12	1350(d) Distribution Line Equipment	171,022.27	1,018.37	(1,282.96)	0.00	170,757.68
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	9,644.48	0.00	0.00	0.00	9,644.48
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	82,562.20	0.00	0.00	575.95	83,138.15
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	499,559.41	1,018.37	(1,370.12)	575.95	499,783.61

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ______

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at HITCHCOCK ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	10.00	0.00	0.00	0.00	10.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	23,006.46	10,975.13	(2,086.19)	0.00	31,895.40
12	1350(d) Distribution Line Equipment	13,273.45	0.00	(25.14)	0.00	13,248.31
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	150.05	0.00	0.00	0.00	150.05
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	7,214.83	0.00	0.00	1,825.16	9,039.99
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	43,654.79	10,975.13	(2,111.33)	1,825.16	54,343.75

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________________ and ________________, ______________________________ of the ______________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

____, ____________________ ____________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at HOMINY ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	5,711.92	0.00	0.00	0.00	5,711.92
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	966.05	0.00	0.00	0.00	966.05
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	5,589.95	0.00	0.00	0.00	5,589.95
8	1346(d) Rights of Way	4,985.57	0.00	0.00	0.00	4,985.57
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	28,503.14	0.00	0.00	0.00	28,503.14
11	1349(d) Gas Receivers and District Reg.	923,721.08	0.00	(889.57)	0.00	922,831.51
12	1350(d) Distribution Line Equipment	221,525.76	2,431.30	(249.76)	0.00	223,707.30
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	12,130.04	0.00	0.00	0.00	12,130.04
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	238,211.06	0.00	0.00	2,122.06	240,333.12
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,441,344.57	2,431.30	(1,139.33)	2,122.06	1,444,758.60

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at HUNTER ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,063.48	0.00	0.00	0.00	1,063.48
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	58.28	0.00	0.00	0.00	58.28
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	181.59	0.00	0.00	0.00	181.59
8	1346(d) Rights of Way	475.58	0.00	0.00	0.00	475.58
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	2,430.44	0.00	0.00	0.00	2,430.44
11	1349(d) Gas Receivers and District Reg.	73,153.26	2,495.92	(43.85)	0.00	75,605.33
12	1350(d) Distribution Line Equipment	20,749.24	508.26	(21.72)	0.00	21,235.78
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,434.34	0.00	0.00	0.00	1,434.34
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	19,709.37	0.00	0.00	740.62	20,450.00
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	119,255.58	3,004.18	(65.57)	740.62	122,934.82

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at HYDRO ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	4,649.14	0.00	0.00	0.00	4,649.14
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	75.00	0.00	0.00	0.00	75.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	690.00	0.00	0.00	0.00	690.00
8	1346(d) Rights of Way	95.00	0.00	0.00	0.00	95.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	38,719.25	0.00	0.00	0.00	38,719.25
11	1349(d) Gas Receivers and District Reg.	216,858.45	68,985.33	(5,036.21)	0.00	280,807.57
12	1350(d) Distribution Line Equipment	71,764.61	2,572.31	(76.86)	0.00	74,260.06
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	4,689.22	0.00	0.00	0.00	4,689.22
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	66,830.42	0.00	0.00	13,781.48	80,611.91
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	404,371.09	71,557.64	(5,113.07)	13,781.48	484,597.15

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ________________________________, ____________________________ of the ______________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________________, ________________________, ________________________________, __________

My Commission expires ________________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at KINGSTON ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	728.03	0.00	0.00	0.00	728.03
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	38,606.73	0.00	0.00	0.00	38,606.73
8	1346(d) Rights of Way	1,831.11	0.00	0.00	0.00	1,831.11
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	16,647.14	0.00	0.00	0.00	16,647.14
11	1349(d) Gas Receivers and District Reg.	917,349.45	34,375.77	(350.48)	0.00	951,374.74
12	1350(d) Distribution Line Equipment	142,611.75	9,145.61	(138.60)	0.00	151,618.76
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	5,307.64	0.00	0.00	0.00	5,307.64
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	222,361.45	0.00	0.00	10,326.96	232,688.41
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,345,443.30	43,521.38	(489.08)	10,326.96	1,398,802.56

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________________ and ____________________, ____________________________ of the ____________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ______________________, ___

______________________________, ______________________ ______________________________, __________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla . Located at KIOWA ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,844.83	0.00	0.00	0.00	1,844.83
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	318.00	0.00	0.00	0.00	318.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	682.31	0.00	0.00	0.00	682.31
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	40.01	0.00	0.00	0.00	40.01
11	1349(d) Gas Receivers and District Reg.	100,229.93	0.00	(11.67)	0.00	100,218.26
12	1350(d) Distribution Line Equipment	114,532.24	843.19	(122.16)	0.00	115,253.27
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,478.64	0.00	0.00	0.00	2,478.64
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	43,583.22	0.00	0.00	482.63	44,065.86
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	263,709.18	843.19	(133.83)	482.63	264,901.18

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ________________, ________________ and ________________, ________________ of the ________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693

Summary Sheet

FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at KREBS ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,012.80	0.00	0.00	0.00	2,012.80
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	340.46	0.00	0.00	0.00	340.46
8	1346(d) Rights of Way	57.72	0.00	0.00	0.00	57.72
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,607.38	0.00	0.00	0.00	3,607.38
11	1349(d) Gas Receivers and District Reg.	318,279.92	0.00	(212.19)	0.00	318,067.73
12	1350(d) Distribution Line Equipment	315,909.82	1,428.72	(199.98)	0.00	317,138.56
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	5,230.01	0.00	0.00	0.00	5,230.01
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	127,791.72	0.00	0.00	1,202.95	128,994.67
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	773,229.83	1,428.72	(412.17)	1,202.95	775,449.33

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ________________________, ________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________________, ____, __________

My Commission expires ________________________________, 20_______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at **LAMONT** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,624.50	0.00	0.00	0.00	2,624.50
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	82.04	0.00	0.00	0.00	82.04
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	24.65	0.00	0.00	0.00	24.65
8	1346(d) Rights of Way	528.77	0.00	0.00	0.00	528.77
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,664.01	4,374.03	(49.71)	0.00	7,988.33
11	1349(d) Gas Receivers and District Reg.	139,451.20	5,071.61	(783.00)	0.00	143,739.81
12	1350(d) Distribution Line Equipment	64,503.14	2,984.73	(244.80)	0.00	67,243.07
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	8,357.33	0.00	0.00	0.00	8,357.33
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	43,406.95	0.00	0.00	2,605.08	46,012.02
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	262,642.59	12,430.37	(1,077.51)	2,605.08	276,600.52

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Swom to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at LAWTON, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	38,815.11	0.00	0.00	0.00	38,815.11
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	75,550.22	0.00	0.00	0.00	75,550.22
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	60,697.53	0.00	0.00	0.00	60,697.53
8	1346(d) Rights of Way	7,603.87	0.00	0.00	0.00	7,603.87
9	1347(d) District Regulator Structures	1,146,034.44	38,282.44	0.00	0.00	1,184,316.88
10	1348(d) Other Distribution System Structures	534,530.10	32,597.29	(1,712.92)	0.00	565,414.47
11	1349(d) Gas Receivers and District Reg.	12,817,562.18	512,171.35	(42,537.97)	0.00	13,287,195.56
12	1350(d) Distribution Line Equipment	2,852,153.68	197,327.88	(8,299.20)	0.00	3,041,182.36
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	587,211.27	27,342.09	(3,316.06)	0.00	611,237.30
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	6,586.92	0.00	0.00	0.00	6,586.92
37	1388(d) Other General Equipment	395,428.50	0.00	0.00	0.00	395,428.50
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	3,667,246.07	0.00	0.00	178,726.62	3,845,972.69
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	22,189,419.89	807,721.05	(55,866.15)	178,726.62	23,120,001.41

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at LEHIGH ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	653.81	0.00	0.00	0.00	653.81
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	61,187.76	0.00	0.00	0.00	61,187.76
12	1350(d) Distribution Line Equipment	37,305.77	443.56	(387.71)	0.00	37,361.62
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	421.42	0.00	0.00	0.00	421.42
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	19,713.84	0.00	0.00	165.43	19,879.27
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	119,282.60	443.56	(387.71)	165.43	119,503.88

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at **MANGUM** , Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31 , 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	17,283.97	0.00	0.00	0.00	17,283.97
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	28,585.77	0.00	0.00	0.00	28,585.77
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	2,074.00	0.00	0.00	0.00	2,074.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	277,680.68	0.00	0.00	0.00	277,680.68
10	1348(d) Other Distribution System Structures	40,676.06	9,683.24	(12,957.31)	0.00	37,401.99
11	1349(d) Gas Receivers and District Reg.	611,493.48	25,438.01	(3,927.74)	0.00	633,003.75
12	1350(d) Distribution Line Equipment	316,287.82	1,263.65	(99.60)	0.00	317,451.87
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	64,050.75	0.00	0.00	0.00	64,050.75
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	268,899.66	0.00	0.00	5,975.59	274,875.25
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,627,032.19	36,384.90	(16,984.65)	5,975.59	1,652,408.03

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 *State source and date of basic figures in column "B"*

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________________ and ____________________________, ____________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ____

________________________________, ________________ ____________________________, __________

My Commission expires ______________________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at MARLOW ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	5,480.43	0.00	0.00	0.00	5,480.43
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	116.20	0.00	0.00	0.00	116.20
8	1346(d) Rights of Way	595.38	0.00	0.00	0.00	595.38
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	96,963.88	2,727.34	(208.78)	0.00	99,482.44
11	1349(d) Gas Receivers and District Reg.	608,226.61	12,737.50	(49.28)	0.00	620,914.83
12	1350(d) Distribution Line Equipment	478,522.85	7,773.08	(118.68)	0.00	486,177.25
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	17,731.92	0.00	0.00	0.00	17,731.92
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	239,102.77	0.00	0.00	6,433.00	245,535.77
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,446,740.04	23,237.92	(376.74)	6,433.00	1,476,034.22

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at MARTHA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	35,995.10	0.00	(125.35)	0.00	35,869.75
12	1350(d) Distribution Line Equipment	31,351.57	528.99	(72.56)	0.00	31,808.00
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	277.56	0.00	0.00	0.00	277.56
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	13,389.07	0.00	0.00	170.85	13,559.92
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	81,013.30	528.99	(197.91)	170.85	81,515.23

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ______________________________, ______________________________ and ______________________________, ______________________________ of the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________, ____________________, ____________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at MAUD ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,545.01	0.00	0.00	0.00	2,545.01
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	50.00	0.00	0.00	0.00	50.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	114.57	0.00	0.00	0.00	114.57
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	2,085.35	0.00	0.00	0.00	2,085.35
11	1349(d) Gas Receivers and District Reg.	286,107.09	0.00	0.00	0.00	286,107.09
12	1350(d) Distribution Line Equipment	168,591.93	2,181.55	(117.35)	0.00	170,656.13
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	7,374.43	0.00	0.00	0.00	7,374.43
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	92,436.30	0.00	0.00	1,135.31	93,571.61
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	559,304.68	2,181.55	(117.35)	1,135.31	562,504.19

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ________________________, ________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ________________________, 20____, __________________________, ___

____, ________________________________, ________________________________, ____________

My Commission expires ________________________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at MCALESTER ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	16,547.25	0.00	0.00	0.00	16,547.25
3	1302(d) Franchises	12,654.15	0.00	0.00	0.00	12,654.15
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	27,282.04	0.00	0.00	0.00	27,282.04
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	3,820.17	0.00	0.00	0.00	3,820.17
8	1346(d) Rights of Way	1,265.89	0.00	0.00	0.00	1,265.89
9	1347(d) District Regulator Structures	155,313.19	0.00	0.00	0.00	155,313.19
10	1348(d) Other Distribution System Structures	61,484.31	0.00	0.00	(0.08)	61,484.23
11	1349(d) Gas Receivers and District Reg.	3,528,413.12	193,060.80	(27,751.74)	(0.01)	3,693,722.17
12	1350(d) Distribution Line Equipment	2,572,302.52	116,439.76	(7,562.86)	0.00	2,681,179.42
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	99,470.17	1,286.14	0.00	0.00	100,756.31
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	171,357.67	0.00	0.00	0.00	171,357.67
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,316,630.45	0.00	0.00	65,272.23	1,381,902.68
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	7,966,540.93	310,786.70	(35,314.60)	65,272.14	8,307,285.17

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20___, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at MEDFORD ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	10.00	0.00	0.00	0.00	10.00
8	1346(d) Rights of Way	131.00	0.00	0.00	0.00	131.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	4,225.06	0.00	0.00	0.00	4,225.06
11	1349(d) Gas Receivers and District Reg.	288,876.50	0.00	(0.64)	0.00	288,875.86
12	1350(d) Distribution Line Equipment	84,730.91	2,153.33	(40.42)	0.00	86,843.82
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	3,029.61	0.00	0.00	0.00	3,029.61
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	75,435.64	0.00	0.00	1,011.85	76,447.49
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	456,438.72	2,153.33	(41.06)	1,011.85	459,562.84

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: *Reliant Energy-Arkla* Located at **NARDIN**, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,069.57	0.00	0.00	0.00	1,069.57
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	*Distribution System Property Accounts*	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,294.31	0.00	0.00	0.00	1,294.31
11	1349(d) Gas Receivers and District Reg.	25,633.01	0.00	0.00	0.00	25,633.01
12	1350(d) Distribution Line Equipment	7,810.05	0.00	0.00	0.00	7,810.05
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	*1352(d) Meters*	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	378.07	0.00	0.00	0.00	378.07
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	7,164.35	0.00	0.00	56.07	7,220.42
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	43,349.36	0.00	0.00	56.07	43,405.43

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned __________________________, ______________________________ and ________________________, ______________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

________________________________, ______________________________ ______________________________, ________

My Commission expires ________________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at NINNEKAH ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,210.75	0.00	0.00	0.00	1,210.75
11	1349(d) Gas Receivers and District Reg.	0.00	0.00	0.00	0.00	0.00
12	1350(d) Distribution Line Equipment	0.00	0.00	0.00	0.00	0.00
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	239.72	0.00	0.00	1.88	241.60
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,450.47	0.00	0.00	1.88	1,452.35

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20___, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at OKEENE __________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,704.51	0.00	0.00	0.00	1,704.51
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	3,043.84	0.00	0.00	0.00	3,043.84
5	Distribution System Property Accounts	109.03	0.00	0.00	0.00	109.03
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	53.65	0.00	0.00	0.00	53.65
8	1346(d) Rights of Way	321.35	0.00	0.00	0.00	321.35
9	1347(d) District Regulator Structures	5,813.48	0.00	0.00	0.00	5,813.48
10	1348(d) Other Distribution System Structures	19,269.74	0.00	0.00	0.00	19,269.74
11	1349(d) Gas Receivers and District Reg.	272,384.67	23,529.11	(45.42)	0.00	295,868.36
12	1350(d) Distribution Line Equipment	147,221.93	663.22	(43.20)	0.00	147,841.95
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	26,932.99	0.00	0.00	0.00	26,932.99
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	94,413.61	0.00	0.00	5,548.59	99,962.20
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	571,268.80	24,192.33	(88.62)	5,548.59	600,921.10

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of __________, County of __________, ss. We, the undersigned__________, __________ and __________, __________ of the __________, on our oaths say that the annexed return has been prepared, under our direction; that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of __________, 20____, __________, ____

__________, __________ __________ __________, ________

My Commission expires __________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at OLUSTEE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,531.80	0.00	0.00	0.00	1,531.80
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	348.92	0.00	0.00	0.00	348.92
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	10.00	0.00	0.00	0.00	10.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	42,914.42	11,453.65	(2,471.11)	0.00	51,896.96
12	1350(d) Distribution Line Equipment	68,684.81	0.00	0.00	0.00	68,684.81
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,546.56	0.00	0.00	0.00	1,546.56
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	22,776.33	0.00	0.00	1,970.64	24,746.97
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	137,812.84	11,453.65	(2,471.11)	1,970.64	148,766.02

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at PHILLIPS ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	18,543.87	0.00	0.00	0.00	18,543.87
12	1350(d) Distribution Line Equipment	12,971.29	0.00	0.00	0.00	12,971.29
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	277.50	0.00	0.00	0.00	277.50
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	*Indirect Plant/Allocated*	6,294.70	0.00	0.00	49.26	6,343.96
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	38,087.36	0.00	0.00	49.26	38,136.62

50 *Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)*

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 *Beginning Balance adjusted to include indirect Plant / Allocated.*

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at PITTSBURG ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,667.37	0.00	0.00	0.00	2,667.37
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	503.69	0.00	0.00	0.00	503.69
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	163.53	0.00	0.00	0.00	163.53
11	1349(d) Gas Receivers and District Reg.	50,339.55	0.00	0.00	0.00	50,339.55
12	1350(d) Distribution Line Equipment	53,660.92	364.21	0.00	0.00	54,025.13
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	21,251.51	0.00	0.00	238.99	21,490.50
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	128,586.57	364.21	0.00	238.99	129,189.77

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ____________________________________ and ____________________________, ____________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ____

____, ______________________________, ______________________________, __________

My Commission expires ________________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at POCASSET ______________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	3,261.15	0.00	0.00	0.00	3,261.15
11	1349(d) Gas Receivers and District Reg.	46,437.50	682.56	0.00	0.00	47,120.06
12	1350(d) Distribution Line Equipment	26,167.77	237.72	0.00	0.00	26,405.49
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00.	.0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,000.00	0.00	0.00	0.00	2,000.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	15,416.94	0.00	0.00	304.29	15,721.23
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	93,283.36	920.28	0.00	304.29	94,507.93

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 *Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)*

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________,
______________________________________ and __________________________, ______________________________ of
the ______________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ________________________, ___

______________________________, ______________________________ ______________________________, ________

My Commission expires ______________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at POND CREE ______, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	43.20	0.00	0.00	0.00	43.20
8	1346(d) Rights of Way	368.95	0.00	0.00	0.00	368.95
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	11,354.63	0.00	0.00	0.00	11,354.63
11	1349(d) Gas Receivers and District Reg.	184,355.26	0.00	0.00	0.00	184,355.26
12	1350(d) Distribution Line Equipment	77,515.97	1,668.86	(146.42)	0.00	79,038.41
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,211.99	0.00	0.00	0.00	1,211.99
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	54,418.16	0.00	0.00	729.67	55,147.83
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	329,268.16	1,668.86	(146.42)	729.67	331,520.27

50 *Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)*

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ________, County of ________, ss. We, the undersigned ________, ________ and ________, ________ of the ________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ____ day of ________, 20____, ________, ____

________, ________ ________, ________

My Commission expires ________, 20____

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at **RURAL EXT** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	98,764.39	0.00	0.00	0.00	98,764.39
5	Distribution System Property Accounts	3,155.01	0.00	0.00	0.00	3,155.01
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	61,131.43	0.00	0.00	0.00	61,131.43
8	1346(d) Rights of Way	3,593.10	0.00	0.00	0.00	3,593.10
9	1347(d) District Regulator Structures	122,532.24	0.00	0.00	(104,649.22)	17,883.02
10	1348(d) Other Distribution System Structures	47,190.83	9,589.53	(415.76)	0.08	56,364.68
11	1349(d) Gas Receivers and District Reg.	2,364,000.50	78,469.12	(19,177.56)	0.01	2,423,292.07
12	1350(d) Distribution Line Equipment	356,381.94	10,094.06	(6,367.97)	0.00	360,108.03
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	333,576.28	21,042.50	(2.35)	(5,180.14)	349,436.29
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	3,720,379.92	209,721.42	(86,830.89)	0.00	3,843,270.45
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	1,407,864.30	0.00	0.00	32,227.93	1,440,092.23
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	8,518,569.94	328,916.63	(112,794.53)	(77,601.34)	8,657,090.70

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ____ day of ____________, 20____, ____________, ___

____________, ____________ ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at SASAKWA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	100.00	0.00	0.00	0.00	100.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	287.50	0.00	0.00	0.00	287.50
8	1346(d) Rights of Way	557.46	0.00	0.00	0.00	557.46
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,787.11	25.08	(95.00)	0.00	1,717.19
11	1349(d) Gas Receivers and District Reg.	50,278.98	20.40	0.00	0.00	50,299.38
12	1350(d) Distribution Line Equipment	16,370.42	0.00	0.00	0.00	16,370.42
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	837.62	0.00	0.00	0.00	837.62
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	13,902.83	0.00	0.00	98.92	14,001.76
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	84,121.92	45.48	(95.00)	98.92	84,171.33

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at SAVANNA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	819.81	0.00	0.00	0.00	819.81
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	104.60	0.00	0.00	0.00	104.60
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	159,117.89	4,465.01	(391.49)	0.00	163,191.41
12	1350(d) Distribution Line Equipment	95,345.26	512.84	(178.02)	0.00	95,680.08
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,123.42	0.00	0.00	0.00	1,123.42
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	50,787.17	0.00	0.00	1,277.11	52,064.29
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	307,298.15	4,977.85	(569.51)	1,277.11	312,983.61

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at SAYRE, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	1,348.75	0.00	0.00	0.00	1,348.75
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	926.39	0.00	0.00	0.00	926.39
8	1346(d) Rights of Way	623.57	0.00	0.00	0.00	623.57
9	1347(d) District Regulator Structures	16,400.71	0.00	0.00	0.00	16,400.71
10	1348(d) Other Distribution System Structures	54,562.68	0.00	0.00	0.00	54,562.68
11	1349(d) Gas Receivers and District Reg.	1,084,500.11	87,366.72	(3,525.00)	0.00	1,168,341.83
12	1350(d) Distribution Line Equipment	469,365.16	27,955.62	(1,350.58)	0.00	495,970.20
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	38,141.28	0.00	0.00	0.00	38,141.28
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	329,829.01	0.00	0.00	24,620.01	354,449.02
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,995,697.66	115,322.34	(4,875.58)	24,620.01	2,130,764.43

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ____ day of ____________, 20___, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20____

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at SEMINOLE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	119,579.78	0.00	0.00	0.00	119,579.78
3	1302(d) Franchises	15,647.71	0.00	0.00	0.00	15,647.71
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	21,654.11	0.00	0.00	0.00	21,654.11
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	18,865.39	0.00	0.00	0.00	18,865.39
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	652,914.08	0.00	0.00	0.00	652,914.08
10	1348(d) Other Distribution System Structures	38,378.60	0.00	0.00	0.00	38,378.60
11	1349(d) Gas Receivers and District Reg.	2,092,821.73	31,859.40	(15,183.47)	0.00	2,109,497.66
12	1350(d) Distribution Line Equipment	692,360.49	20,901.09	(565.44)	0.00	712,696.14
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	75,533.96	8,721.65	0.00	0.00	84,255.61
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	738,066.61	0.00	0.00	13,836.86	751,903.47
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	4,465,822.46	61,482.14	(15,748.91)	13,836.86	4,525,392.55

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at STERLING ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,389.79	0.00	0.00	0.00	2,389.79
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	3.25	0.00	0.00	0.00	3.25
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	0.00	0.00	0.00	0.00	0.00
11	1349(d) Gas Receivers and District Reg.	94,404.77	0.00	0.00	0.00	94,404.77
12	1350(d) Distribution Line Equipment	47,872.31	10,815.92	(388.64)	0.00	58,299.59
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	1,408.79	0.00	0.00	0.00	1,408.79
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	28,922.49	0.00	0.00	2,307.03	31,229.51
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	175,001.40	10,815.92	(388.64)	2,307.03	187,735.70

50 *Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)*

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at STONEWALL ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

	Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Line No.	Account Numbers and Titles	Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Gross Additions During Year Covered by This Report	Retirements to Fixed Property During the Year Covered by This Report	Adjustments During Year Covered by This Report	Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	7,043.75	0.00	0.00	0.00	7,043.75
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	75.00	0.00	0.00	0.00	75.00
8	1346(d) Rights of Way	613.94	0.00	0.00	0.00	613.94
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,943.36	0.00	0.00	0.00	1,943.36
11	1349(d) Gas Receivers and District Reg.	129,085.87	0.00	0.00	0.00	129,085.87
12	1350(d) Distribution Line Equipment	49,979.02	963.15	(32.20)	0.00	50,909.97
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	2,061.37	0.00	0.00	0.00	2,061.37
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	37,777.37	0.00	0.00	481.41	38,258.78
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	228,579.68	963.15	(32.20)	481.41	229,992.04

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at STRINGTOWN ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,284.03	0.00	0.00	0.00	2,284.03
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	4,554.40	0.00	0.00	0.00	4,554.40
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	35.00	0.00	0.00	0.00	35.00
8	1346(d) Rights of Way	62.60	0.00	0.00	0.00	62.60
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	123.77	0.00	0.00	0.00	123.77
11	1349(d) Gas Receivers and District Reg.	51,405.23	0.00	0.00	0.00	51,405.23
12	1350(d) Distribution Line Equipment	37,193.48	1,769.26	(60.52)	0.00	38,902.22
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	739.11	0.00	0.00	0.00	739.11
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	19,085.98	0.00	0.00	490.33	19,576.31
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	115,483.60	1,769.26	(60.52)	490.33	117,682.67

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at **STUART**, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	1,040.65	0.00	0.00	0.00	1,040.65
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	26,055.44	0.00	0.00	0.00	26,055.44
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	603.60	0.00	0.00	0.00	603.60
11	1349(d) Gas Receivers and District Reg.	161,825.78	0.00	0.00	0.00	161,825.78
12	1350(d) Distribution Line Equipment	89,278.06	0.00	0.00	0.00	89,278.06
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	3,972.19	0.00	0.00	0.00	3,972.19
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	55,987.39	0.00	0.00	438.16	56,425.55
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	338,763.11	0.00	0.00	438.16	339,201.27

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________, ____________________ and ____________________, ____________________ of the ____________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________, ____________________ ____________________, __________

My Commission expires ____________________, 20______

ORDER NO. 3693 Summary Sheet FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at SWEETWATE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	31.60	0.00	0.00	0.00	31.60
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	8.00	0.00	0.00	0.00	8.00
11	1349(d) Gas Receivers and District Reg.	27,500.17	0.00	0.00	0.00	27,500.17
12	1350(d) Distribution Line Equipment	9,460.86	334.36	(122.52)	0.00	9,672.70
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	11,818.10	0.00	0.00	0.00	11,818.10
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	9,665.73	0.00	0.00	117.92	9,783.64
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	58,484.46	334.36	(122.52)	117.92	58,814.21

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________ ____________, ______

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at TALAHINA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	3,606.21	0.00	0.00	0.00	3,606.21
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	28,081.43	0.00	0.00	0.00	28,081.43
8	1346(d) Rights of Way	300.00	0.00	0.00	0.00	300.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	15,786.69	0.00	0.00	0.00	15,786.69
11	1349(d) Gas Receivers and District Reg.	462,522.37	154,036.08	(32,645.26)	0.00	583,913.19
12	1350(d) Distribution Line Equipment	123,883.19	43,799.03	(1,242.91)	0.00	166,439.31
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	24,548.66	0.00	0.00	0.00	24,548.66
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	130,423.12	0.00	0.00	33,734.96	164,158.08
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	789,151.67	197,835.11	(33,888.17)	33,734.96	986,833.57

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________, ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693

Summary Sheet

FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at **TEMPLE** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	5,463.48	0.00	0.00	0.00	5,463.48
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	5.49	0.00	0.00	0.00	5.49
8	1346(d) Rights of Way	294.74	0.00	0.00	0.00	294.74
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	8,529.66	0.00	0.00	0.00	8,529.66
11	1349(d) Gas Receivers and District Reg.	302,391.56	1,549.79	(171.12)	0.00	303,770.23
12	1350(d) Distribution Line Equipment	91,074.33	15,823.71	(319.55)	0.00	106,578.49
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	8,971.94	0.00	0.00	0.00	8,971.94
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	82,509.53	0.00	0.00	4,014.56	86,524.09
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	499,240.73	17,373.50	(490.67)	4,014.56	520,138.12

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at THOMAS ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,258.64	0.00	0.00	0.00	2,258.64
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	102.25	0.00	0.00	0.00	102.25
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,502.47	0.00	0.00	0.00	1,502.47
8	1346(d) Rights of Way	1,098.80	0.00	0.00	0.00	1,098.80
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	47,320.79	0.00	0.00	0.00	47,320.79
11	1349(d) Gas Receivers and District Reg.	188,096.24	0.00	0.00	0.00	188,096.24
12	1350(d) Distribution Line Equipment	123,346.42	336.85	(45.04)	0.00	123,638.23
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	15,178.11	0.00	0.00	0.00	15,178.11
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	75,019.98	0.00	0.00	645.34	75,665.33
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	453,923.70	336.85	(45.04)	645.34	454,860.86

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________,
____________________________ and ____________________________, ____________________________ of
the ____________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________________, ____________________________ ____________________________, __________

My Commission expires ____________________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at TONKAWA ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	8,086.47	0.00	0.00	0.00	8,086.47
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	2,022.94	0.00	0.00	0.00	2,022.94
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	3,163.39	0.00	0.00	0.00	3,163.39
8	1346(d) Rights of Way	686.49	0.00	0.00	0.00	686.49
9	1347(d) District Regulator Structures	15,883.12	0.00	0.00	0.00	15,883.12
10	1348(d) Other Distribution System Structures	38,925.73	0.00	0.00	0.00	38,925.73
11	1349(d) Gas Receivers and District Reg.	595,242.89	3,881.92	(126.34)	0.00	598,998.47
12	1350(d) Distribution Line Equipment	331,470.12	8,745.48	(301.91)	0.00	339,913.69
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	32,901.59	0.00	0.00	0.00	32,901.59
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	203,611.77	0.00	0.00	4,027.72	207,639.49
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,231,994.51	12,627.40	(428.25)	4,027.72	1,248,221.38

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ____________________, ________________________________ of the ________________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ______________________, 20____, ______________________, ___

________________________, ________________________ ________________________, ________

My Commission expires ____________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at TUPELO ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	693.80	0.00	0.00	0.00	693.80
8	1346(d) Rights of Way	342.43	0.00	0.00	0.00	342.43
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	11,759.25	0.00	0.00	0.00	11,759.25
11	1349(d) Gas Receivers and District Reg.	152,087.01	4.76	(747.35)	0.00	151,344.42
12	1350(d) Distribution Line Equipment	52,420.82	1,445.96	(90.33)	0.00	53,776.45
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	508.77	0.00	0.00	0.00	508.77
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	43,125.09	0.00	0.00	459.83	43,584.92
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	260,937.17	1,450.72	(837.68)	459.83	262,010.04

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________________, ________________________________ and ____________________________, ________________________________ of the ____, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ________________________, 20____, ________________________, ___

________________________, ________________________, ________________________, ________

My Commission expires ________________________________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at WARDVILLE ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	1,635.56	0.00	0.00	0.00	1,635.56
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	772.00	0.00	0.00	0.00	772.00
11	1349(d) Gas Receivers and District Reg.	35,723.24	0.00	0.00	0.00	35,723.24
12	1350(d) Distribution Line Equipment	4,988.28	0.00	0.00	0.00	4,988.28
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	8,537.24	0.00	0.00	66.81	8,604.06
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	51,656.32	0.00	0.00	66.81	51,723.14

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at WATONGA ________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	2,854.35	0.00	0.00	0.00	2,854.35
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	115.00	0.00	0.00	0.00	115.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	59.00	0.00	0.00	0.00	59.00
8	1346(d) Rights of Way	460.15	0.00	0.00	0.00	460.15
9	1347(d) District Regulator Structures	4,770.23	0.00	0.00	0.00	4,770.23
10	1348(d) Other Distribution System Structures	40,511.33	0.00	0.00	0.00	40,511.33
11	1349(d) Gas Receivers and District Reg.	647,332.35	38,611.37	(2,180.94)	0.00	683,762.78
12	1350(d) Distribution Line Equipment	379,634.56	2,519.69	(140.14)	0.00	382,014.11
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	20,495.46	0.00	0.00	0.00	20,495.46
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	217,045.48	0.00	0.00	9,442.83	226,488.31
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	1,313,277.91	41,131.06	(2,321.08)	9,442.83	1,361,530.72

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at WEATHERFORD, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	28,481.87	0.00	0.00	0.00	28,481.87
4	1303(d) Miscellaneous Intangible Capital	16,498.67	0.00	0.00	0.00	16,498.67
5	Distribution System Property Accounts	52,142.77	0.00	0.00	0.00	52,142.77
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	70.90	0.00	0.00	0.00	70.90
8	1346(d) Rights of Way	2,603.15	0.00	0.00	0.00	2,603.15
9	1347(d) District Regulator Structures	35,721.24	9,983.32	0.00	0.00	45,704.56
10	1348(d) Other Distribution System Structures	128,812.57	0.00	(844.97)	0.00	127,967.60
11	1349(d) Gas Receivers and District Reg.	1,114,119.85	101,677.10	(8,223.12)	0.00	1,207,573.83
12	1350(d) Distribution Line Equipment	725,221.88	25,948.64	(880.44)	0.00	750,290.08
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	104,697.33	676.85	0.00	0.00	105,374.18
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	2,514.09	0.00	0.00	0.00	2,514.09
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	437,737.87	0.00	0.00	29,034.44	466,772.30
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	2,648,622.19	138,285.91	(9,948.53)	29,034.44	2,805,994.00

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________________, County of ____________________, ss. We, the undersigned ____________________, ____________________ and ____________________, ____________________ of the ____________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ___

____________________, ____________________ ____________________, __________

My Commission expires ____________________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at WILBURTON ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	15,972.99	0.00	0.00	0.00	15,972.99
11	1349(d) Gas Receivers and District Reg.	584,664.08	(1,502.39)	(3,852.53)	0.00	579,309.16
12	1350(d) Distribution Line Equipment	209,951.28	16,938.77	(899.98)	0.00	225,990.07
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	16,508.69	0.00	0.00	0.00	16,508.69
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	163,758.77	0.00	0.00	3,413.47	167,172.24
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	990,855.81	15,436.38	(4,752.51)	3,413.47	1,004,953.15

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ____

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla Located at WOLF ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office: 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	1,890.73	0.00	0.00	0.00	1,890.73
11	1349(d) Gas Receivers and District Reg.	31,656.59	0.00	0.00	0.00	31,656.59
12	1350(d) Distribution Line Equipment	16,827.91	0.00	0.00	0.00	16,827.91
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	0.00	0.00	0.00	0.00	0.00
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	9,973.90	0.00	0.00	78.06	10,051.96
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	60,349.13	0.00	0.00	78.06	60,427.19

50 *Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)*

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ______

My Commission expires ____________, 20______

ORDER NO. 3693 | Summary Sheet | FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla | Located at **WYNONA** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	0.00	0.00	0.00	0.00	0.00
3	1302(d) Franchises	0.00	0.00	0.00	0.00	0.00
4	1303(d) Miscellaneous Intangible Capital	0.00	0.00	0.00	0.00	0.00
5	Distribution System Property Accounts	0.00	0.00	0.00	0.00	0.00
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
8	1346(d) Rights of Way	0.00	0.00	0.00	0.00	0.00
9	1347(d) District Regulator Structures	0.00	0.00	0.00	0.00	0.00
10	1348(d) Other Distribution System Structures	6,301.15	0.00	0.00	0.00	6,301.15
11	1349(d) Gas Receivers and District Reg.	205,734.56	0.00	0.00	0.00	205,734.56
12	1350(d) Distribution Line Equipment	41,151.84	0.00	0.00	0.00	41,151.84
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	0.00	0.00	0.00	0.00	0.00
15	1353(d) Meter Installation	5,254.69	0.00	0.00	0.00	5,254.69
16	1354(d) House Regulators	0.00	0.00	0.00	0.00	0.00
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	0.00	0.00	0.00	0.00	0.00
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	0.00	0.00	0.00	0.00	0.00
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	0.00	0.00	0.00	0.00	0.00
36	1387(d) General Tools and Implements	0.00	0.00	0.00	0.00	0.00
37	1388(d) Other General Equipment	0.00	0.00	0.00	0.00	0.00
38	Overhead Cost and Other Undistributed Items-A	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant/Allocated	51,169.55	0.00	0.00	400.46	51,570.01
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	309,611.79	0.00	0.00	400.46	310,012.25

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

53 Beginning Balance adjusted to include indirect Plant / Allocated.

State of ____________, County of ____________, ss. We, the undersigned ____________, ____________ and ____________, ____________ of the ____________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________, 20____, ____________, ___

____________, ____________ ____________, ____________

My Commission expires ____________, 20______

ORDER NO. 3693 — Summary Sheet — FORM CG-1

NAME OF UTILITY: Reliant Energy-Arkla — Located at **Total Company** ____________, Oklahoma

Completion Report of Construction Expenditures during the Calendar Year Ending DEC. 31, 2003

Address of General Office : 1111 Louisiana Houston,Tx 77251

Line No.	Col. A Account Numbers and Titles	Col. B Total Net Charges to Fixed Property Accounts at Beginning of Year Covered by This Report	Col. C Gross Additions During Year Covered by This Report	Col. D Retirements to Fixed Property During the Year Covered by This Report	Col. E Adjustments During Year Covered by This Report	Col. F Total Net Charges to Fixed Property at End of Year Covered by This Report
	Commissioner's Order No. 3693					
1	Undistributed Fixed Capital Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
2	1301(d) Organization	367,639.38	0.00	0.00	0.00	367,639.38
3	1302(d) Franchises	162,955.41	0.00	0.00	0.00	162,955.41
4	1303(d) Miscellaneous Intangible Capital	548,498.52	0.00	0.00	0.00	548,498.52
5	Distribution System Property Accounts	321,806.78	0.00	0.00	0.00	321,806.78
6	1344(d) Land	0.00	0.00	0.00	0.00	0.00
7	1345(d) Leaseholds	568,323.63	0.00	0.00	0.00	568,323.63
8	1346(d) Rights of Way	72,499.19	0.00	0.00	0.00	72,499.19
9	1347(d) District Regulator Structures	3,367,217.28	69,563.03	0.00	(104,649.22)	3,332,131.09
10	1348(d) Other Distribution System Structures	2,565,815.09	73,032.53	(17,063.49)	0.00	2,621,784.13
11	1349(d) Gas Receivers and District Reg.	57,071,971.79	1,967,662.31	(264,212.07)	0.00	58,775,422.03
12	1350(d) Distribution Line Equipment	22,777,810.93	837,398.78	(50,704.93)	0.00	23,564,504.78
13	1351(d) Service Line Equipment	0.00	0.00	0.00	0.00	0.00
14	1352(d) Meters	1,748,881.04	41,652.74	0.00	0.00	1,790,533.78
15	1353(d) Meter Installation	2,452,205.36	78,050.39	(3,334.13)	0.00	2,526,921.62
16	1354(d) House Regulators	1,328,444.79	57,247.99	0.00	0.00	1,385,692.78
17	1355(d) Other Distribution System Equip.	0.00	0.00	0.00	0.00	0.00
18	Utilization System Property Accounts	0.00	0.00	0.00	0.00	0.00
19	1365(d) Commercial Lighting System	0.00	0.00	0.00	0.00	0.00
20	1366(d) Municipal Street Lighting System	0.00	0.00	0.00	0.00	0.00
21	1367(d) Private Street Lighting System	0.00	0.00	0.00	0.00	0.00
22	1368(d) Other Utilization Equipment	0.00	0.00	0.00	0.00	0.00
23	General Property Accounts-Allocated	0.00	0.00	0.00	0.00	0.00
24	1375(d) General Office Land	0.00	0.00	0.00	0.00	0.00
25	1376(d) Other General Land	0.00	0.00	0.00	0.00	0.00
26	1377(d) Leaseholds	0.00	0.00	0.00	0.00	0.00
27	1378(d) General Office Structures	188,076.84	2,074.24	0.00	0.00	190,151.08
28	1379(d) Other General Structures	0.00	0.00	0.00	0.00	0.00
29	1380(d) General Office Equipment	50,729.20	6,252.98	0.00	0.00	56,982.18
30	1381(d) General Store Equipment	0.00	0.00	0.00	0.00	0.00
31	1382(d) General Shop Equipment	0.00	0.00	0.00	0.00	0.00
32	1383(d) General Stable Equipment	0.00	0.00	0.00	0.00	0.00
33	1384(d) General Garage Equipment	0.00	0.00	0.00	0.00	0.00
34	1385(d) General Laboratory Equipment	0.00	0.00	0.00	0.00	0.00
35	1386(d) General Tel. and Tel. System	657,572.89	2,296.33	0.00	0.00	659,869.22
36	1387(d) General Tools and Implements	992,791.34	74,273.87	0.00	0.00	1,067,065.21
37	1388(d) Other General Equipment	5,506,589.23	210,346.52	(86,830.89)	0.00	5,630,104.86
38	Overhead Cost and Other Undistributed Items-Al	0.00	0.00	0.00	0.00	0.00
39	1390(d) Engineering and Superintendence	0.00	0.00	0.00	0.00	0.00
40	1391(d) Law Expenditures	0.00	0.00	0.00	0.00	0.00
41	1392(d) Injuries and damages	0.00	0.00	0.00	0.00	0.00
42	1393(d) Taxes during construction	0.00	0.00	0.00	0.00	0.00
43	1394(d) Interest during construction	0.00	0.00	0.00	0.00	0.00
44	1395(d) Misc. construction expenditures	0.00	0.00	0.00	0.00	0.00
45	1396(d) Fixed capital not classified	0.00	0.00	0.00	0.00	0.00
46	1397(d) Cost of Property Purchased	0.00	0.00	0.00	0.00	0.00
47	Indirect Plant	19,947,680.90	0.00	0.00	732,332.93	20,680,013.83
48		0.00	0.00	0.00	0.00	0.00
49	TOTALS	120,697,509.59	3,419,851.71	(422,145.51)	627,683.71	124,322,899.50

50 Total Credits to 774 Property Accounts at END OF YEAR Covered by this Report (Col. E of Form CG-2)

51 Total Investment in Fixed Property at End of Quarter Covered by this Report (Line 49 minus Line 50)

52 State source and date of basic figures in column "B"

State of ____________________, County of ____________________, ss. We, the undersigned ______________________________,
______________________________ and ______________________________, ______________________________ of
the ______________________________, on our oaths say that the annexed return has been prepared, under our direction;that we have carefully examined the same, and declare it to be a complete and correct statement of fixed capital charges for the period named, and that the various items reported are to the best of our knowledge, information, and belief, determined in accordance with the accounting rules promulgated by the Corporation Commission for gas distribution utility companies.

Subscribed and Sworn to before me this ______ day of ____________________, 20____, ____________________, ____

My Commission expires ______________________________, 20______

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Blaine | Property in or near Watonga, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		210	0.3333	70
1 1/4"	ALL TYPES		2656	0.4167	1107
2"	ALL TYPES		116161	0.6667	77445
3"	ALL TYPES		45832	1.0000	45832
4"	ALL TYPES		28836	1.3333	38447
6"	ALL TYPES		2135	2.0000	4270
	TOTAL		195830		167170

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Custer | Property in or near Weatherford, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		538	0.2500	135
1"	ALL TYPES		157	0.3333	52
1 1/4"	ALL TYPES		12028	0.4167	5012
1 1/2"	ALL TYPES		716	0.5000	358
2"	ALL TYPES		232437	0.6667	154966
3"	ALL TYPES		53062	1.0000	53062
4"	ALL TYPES		38746	1.3333	51660
6"	ALL TYPES		7383	2.0000	14766
	TOTAL		345067		280011

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Latimer | Property in or near Wilburton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Std. line pipe - SE		173	0.2500	43
1"	Std. line pipe - SE		2586	0.3333	862
1 1/4"	Std. line pipe - SE		4757	0.4167	1982
2"	Std. line pipe - SE		56641	0.6667	37763
3"	Std. line pipe - SE		14676	1.0000	14676
4"	Std. line pipe - SE		37923	1.3333	50563
5"	Std. line pipe - SE		2257	1.6667	3762
6"	Std. line pipe - SE		5721	2.0000	11442
	TOTAL		124734		121092

West Wilburton

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		150	0.2500	38
1 1/4"	ALL TYPES		278	0.4167	116
2"	ALL TYPES		24850	0.6667	16567
6"	ALL TYPES		9148	2.0000	18296
	TOTAL		34426		35017

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Seminole | Property in or near Wolf, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		20	0.4167	8
1 1/2"	ALL TYPES		0	0.5000	0
2"	ALL TYPES		4562	0.6667	3041
	TOTAL		4582		3050

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Osage | Property in or near Wynona, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		3375	0.3333	1125
2"	ALL TYPES		68561	0.6667	45710
3"	ALL TYPES		110	1.0000	110
4"	ALL TYPES		573	1.3333	764
	TOTAL		72619		47708

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County ALL

Property in or near Rurals

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		4150	0.2500	1038
1"	ALL TYPES		13459	0.3333	4486
1 1/4"	ALL TYPES		42078	0.4167	17534
1 1/2"	ALL TYPES		404614	0.5000	202307
2"	ALL TYPES		1064229	0.6667	709521
2 1/2"	ALL TYPES		1754	0.8333	1462
3"	ALL TYPES		176465	1.0000	176465
4"	ALL TYPES		249436	1.3333	332573
5"	ALL TYPES		20	1.6666	33
6"	ALL TYPES		0	2.0000	0
8"	ALL TYPES		560	2.6667	1493
	TOTAL		1956765		1446912

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County — Hartshorne in Pittsburg Co. — Property in or near — Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	2066	0.3333	689
1 1/4"	Std. line pipe		2986	0.4167	1244
2"	Std line pipe	3.652	59809	0.6667	39875
3"	Std. line pipe	7.575	4372	1.0000	4372
4"	Std. line pipe	10.790	60476	1.3333	80633
5"	Std. line pipe	13.000	2455	1.6667	4092
6"	Std. line pipe	10.790	6708	2.0000	13416
	TOTAL		138872		144320

Adamson-Gowen Supply Line in Latimer — Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		4036	0.3333	1345
2"	ALL TYPES		14222	0.6667	9482
4"	ALL TYPES		855	1.3333	1140
6"	ALL TYPES		1368	2.0000	2736
	TOTAL		20481		14703

Adamson-Gowen Supply Line (in Pittsburg Co.) — Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		19266	0.6667	12845
3"	ALL TYPES		12358	1.0000	12358
4"	ALL TYPES		9072	1.3333	12096
6"	ALL TYPES		2400	2.0000	4800
	TOTAL		43096		42098

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Blaine | Property in or near Hitchcock, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		325	0.2500	81
1 1/4"	ALL TYPES		390	0.4167	163
2"	ALL TYPES		7536	0.6667	5024
3"	ALL TYPES		1750	1.0000	1750
4"	ALL TYPES		12387	1.3333	16516
	TOTAL		22388		6937

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Caddo | Property in or near Hinton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Plastic		320	0.2500	80
1"	ALL TYPES		6251	0.3333	2083
1 1/4"	ALL TYPES		3831	0.4167	1596
2"	ALL TYPES		50699	0.6667	33801
4"	ALL TYPES		17444	1.3333	23258
6"	ALL TYPES		4175	2.0000	8350
	TOTAL		82720		69169

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Osage | Property in or near Hominy. & DL-57

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4'	ALL TYPES		2804	0.4167	1168
2"	ALL TYPES		122582	0.6667	81725
2 1/2"	ALL TYPES		1080	0.8333	900
3"	ALL TYPES		22714	1.0000	22714
3 1/2"	ALL TYPES		1143	1.1557	1321
4"	ALL TYPES		54249	1.3333	72330
4 1/2"	ALL TYPES		290	1.5000	435
6"	ALL TYPES		2053	2.0000	4106
8"	ALL TYPES		50	2.6667	133
	TOTAL		206965		184833

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Garfield | Property in or near Hunter, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		94	0.3333	31
1 1/4"	ALL TYPES		2000	0.4167	833
2"	ALL TYPES		15573	0.6667	10383
3	ALL TYPES		5544	1.0000	5544
4"	ALL TYPES		686	1.3333	915
	TOTAL		23897		17706

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Blaine Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		4611	0.6667	3074
3"	ALL TYPES		5336	1.0000	5336
	TOTAL		9947		8410

County Caddo Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		261	0.2500	65
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		7261	0.4167	3026
2"	ALL TYPES		12747	0.6667	8498
3"	ALL TYPES		18785	1.0000	18785
4"	ALL TYPES		8595	1.3333	11460
	TOTAL		47649		41834

County Custer Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3"	ALL TYPES		1560	1.0000	1560
4"	ALL TYPES		303	1.3333	404
	TOTAL		1863		1964

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Marshall   Property in or near Kingston, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1473	0.4167	614
2"	ALL TYPES		47051	0.6667	31369
3"	ALL TYPES		84690	1.0000	84690
4"	ALL TYPES		34609	1.3333	46144
	TOTAL		167823		162817

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Pittsburg   Property in or near Kiowa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		38200	0.3333	12732
1 1/4"	ALL TYPES		1154	0.4167	481
2"	ALL TYPES		15069	0.6667	10047
3"	ALL TYPES		8307	1.0000	8307
	TOTAL		62730		31566

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Pittsburg | Property in or near Krebs, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2488	0.3333	829
1 1/4"	ALL TYPES		6150	0.4167	2563
1 1/2"	ALL TYPES		282	0.5000	141
2"	ALL TYPES		76153	0.6667	50771
3"	ALL TYPES		320	1.0000	320
4"	ALL TYPES		20303	1.3333	27070
6"	ALL TYPES		5699	2.0000	11398
	TOTAL		111395		93092

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Grant | Property in or near Lamont, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		190	0.4167	79
2"	ALL TYPES		31056	0.6667	20705
3"	ALL TYPES		10565	1.0000	10565
4"	ALL TYPES		2236	1.3333	2981
	TOTAL		44047		34330

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Comanche Property in or near Lawton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		2937	0.2500	734
1"	ALL TYPES		4402	0.3333	1467
1 1/4"	ALL TYPES		24424	0.4167	10177
1 1/2"	ALL TYPES		526	0.5000	263
2"	ALL TYPES		1472597	0.6667	981780
2 1/2"	ALL TYPES		758	0.8333	632
3"	ALL TYPES		105306	1.0000	105306
3 1/2"	ALL TYPES		408	1.1667	476
4"	ALL TYPES		434378	1.3333	579156
4 1/2"	ALL TYPES		30	1.5000	45
6"	ALL TYPES		104347	2.0000	208694
8"	ALL TYPES		41982	2.6667	111953
10"	ALL TYPES		80275	3.3333	267581
12"	ALL TYPES		27780	4.0000	111120
	TOTAL		2300150		2000685

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Coal Property in or near Lehigh, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		19212	0.4167	8006
2"	ALL TYPES		17565	0.6667	11711
5"	ALL TYPES		720	1.6667	1200
	TOTAL		37497		20916

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Greer Property in or near Mangum, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1490	0.4167	621
2"	ALL TYPES		95242	0.6667	63498
3"	ALL TYPES		10874	1.0000	10874
4"	ALL TYPES		26838	1.3333	35783
6"	ALL TYPES		2780	2.0000	5560
8"	ALL TYPES		2617	2.6667	6979
	TOTAL		139841		123315

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Stephens Property in or near Marlow, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		3410	0.4167	1421
2"	ALL TYPES		153307	0.6667	102210
3"	ALL TYPES		4042	1.0000	4042
4"	ALL TYPES		23637	1.3333	31515
6"	ALL TYPES		1179	2.0000	2358
	TOTAL		185575		141546

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Jackson | Property in or near Martha, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2365	0.3333	788
1 1/4"	ALL TYPES		2068	0.4167	862
2"	ALL TYPES		10389	0.6667	6926
8"	ALL TYPES		719	2.6667	1917
	TOTAL		15541		10494

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Pottawatomie | Property in or near Maud, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		28558	0.6667	19040
3"	ALL TYPES		573	1.0000	573
3 1/2"	ALL TYPES		245	1.1667	286
4"	ALL TYPES		6763	1.3333	9017
	TOTAL		36139		28916

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Seminole Property in or near Maud, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		161	0.3333	54
1 1/4"	ALL TYPES		229	0.4167	95
2"	ALL TYPES		18374	0.6667	12250
3"	ALL TYPES		870	1.0000	870
3 1/2"	ALL TYPES		355	1.1667	414
4"	ALL TYPES		2852	1.3333	3803
6"	ALL TYPES		0	2.0000	0
	TOTAL		22841		17486

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Pittsburg Property in or near McAlester, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		720	0.2500	180
1"	ALL TYPES		10960	0.3333	3653
1 1/4"	ALL TYPES		42137	0.4167	17558
1 1/2"	ALL TYPES		1740	0.5000	870
2"	ALL TYPES		562868	0.6667	375264
3"	ALL TYPES		8776	1.0000	8776
4"	ALL TYPES		71746	1.3333	95659
5"	ALL TYPES		7993	1.6667	13322
6"	ALL TYPES		60766	2.0000	121532
7"	ALL TYPES		745	2.3333	1738
8"	ALL TYPES		12604	2.6667	33611
	TOTAL		781055		672164

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Grant | Property in or near Medford, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		13	0.2500	3
1"	ALL TYPES		103	0.3333	34
1 1/4"	ALL TYPES		1237	0.4167	515
2"	ALL TYPES		47812	0.6667	31876
3"	ALL TYPES		5918	1.0000	5918
4"	ALL TYPES		3429	1.3333	4572
5"	ALL TYPES		1049	1.6667	1748
6"	ALL TYPES		754	2.0000	1508
	TOTAL		60315		46176

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Kay | Property in or near Nardin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		0	0.4167	0
2"	ALL TYPES		9333	0.6667	6222
3"	ALL TYPES		756	1.0000	756
	TOTAL		10089		6978

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Grady | Property in or near | Ninnekah, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		63	0.3333	21
1 1/4"	ALL TYPES		448	0.4167	187
2"	ALL TYPES		8481	0.6667	5654
6"	ALL TYPES		11073	2.0000	22146
	TOTAL		20065		28008

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Blaine | Property in or near | Okeene, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		877	0.3333	292
1 1/4"	ALL TYPES		1047	0.4167	436
2"	ALL TYPES		36137	0.6667	24093
3"	ALL TYPES		15892	1.0000	15892
3 1/2"	ALL TYPES		63	1.1667	74
4"	ALL TYPES		9757	1.3333	13009
	TOTAL		63773		53796

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Jackson | Property in or near Olustee, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		661	0.2500	165
1 1/4"	ALL TYPES		1253	0.4167	522
2"	ALL TYPES		29437	0.6667	19626
4"	ALL TYPES		2445	1.3333	3260
	TOTAL		33796		23573

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Coal | Property in or near Phillips, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Std. line pipe - SE	2.272	11945	0.4167	4977
2"	Std. line pipe - SE	3.652	2471	0.6667	1647
	TOTAL		14416		6625

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Pittsburg | Property in or near Pittsburg, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		15765	0.3333	5254
2"	ALL TYPES		8124	0.6667	5416
3"	ALL TYPES		10769	1.0000	10769
	TOTAL		34658		21440

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Grady | Property in or near Pocassett, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		4745	0.4167	1977
2"	ALL TYPES		9352	0.6667	6235
3"	ALL TYPES		4505	1.0000	4505
	TOTAL		18602		12717

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Grant

Property in or near Pond Creek, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		29550	0.6667	19701
3"	ALL TYPES		16609	1.0000	16609
4"	ALL TYPES		4862	1.3333	6483
	TOTAL		51021		42792

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Seminole

Property in or near Sasakwa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		6773	0.6667	4516
3"	ALL TYPES		2286	1.0000	2286
4"	ALL TYPES		5490	1.3333	7320
	TOTAL		14549		14121

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Pittsburg

Property in or near Savanna, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		783	0.3333	261
1 1/4"	ALL TYPES		7585	0.4167	3161
2"	ALL TYPES		28215	0.6667	18811
3"	ALL TYPES		2479	1.0000	2479
4"	ALL TYPES		4831	1.3333	6441
	TOTAL		43893		31153

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Beckham

Property in or near Sayre, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1438	0.3333	479
1 1/4"	ALL TYPES		5162	0.4167	2151
2"	ALL TYPES		78687	0.6667	52461
3"	ALL TYPES		41229	1.0000	41229
3 1/2"	ALL TYPES		122	1.1667	142
4"	ALL TYPES		48294	1.3333	64390
5"	ALL TYPES		698	1.6667	1163
6"	ALL TYPES		3738	2.0000	7476
	TOTAL		179368		169492

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Seminole | Property in or near Seminole, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1321	0.3333	440
1 1/4"	ALL TYPES		2685	0.4167	1119
1 1/2"	ALL TYPES		45	0.5000	23
2"	ALL TYPES		225333	0.6667	150230
3"	ALL TYPES		17141	1.0000	17141
3 1/2"	ALL TYPES		4485	1.1667	5233
4"	ALL TYPES		98860	1.3333	131810
4 1/2"	ALL TYPES		57	1.5000	86
5"	ALL TYPES		4403	1.6667	7338
5 1/2"	ALL TYPES		931	1.8333	1707
6"	ALL TYPES		20318	2.0000	40636
8"	ALL TYPES		3561	2.6667	9496
	TOTAL		379140		365258

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Seminole | Property in or near DL-59 No. Seminole, OK

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		47	0.4167	20
2"	ALL TYPES		23890	0.6667	15927
3"	ALL TYPES		200	1.0000	200
4"	ALL TYPES		30839	1.3333	41118
6"	ALL TYPES		1710	2.0000	3420
	TOTAL		56686		60685

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Hughes Property in or near Spaulding (RE-682), Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2184	0.3333	728
2"	ALL TYPES		5252	0.6667	3502
	TOTAL		7436		4229

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Comanche Property in or near Sterling, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		518	0.4167	216
2"	ALL TYPES		26184	0.6667	17457
2 1/2"	ALL TYPES		886	0.8333	738
3"	ALL TYPES		3599	1.0000	3599
	TOTAL		31187		22010

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Pontotoc | Property in or near Stonewall, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1/2"	ALL TYPES		325	0.1667	54
3/4"	ALL TYPES		275	0.2500	69
1"	ALL TYPES		251	0.3333	84
1 1/4"	ALL TYPES		5668	0.4167	2362
2"	ALL TYPES		11040	0.6667	7360
3"	ALL TYPES		3933	1.0000	3933
4"	ALL TYPES		17928	1.3333	23903
	TOTAL		39420		37765

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Garvin | Property in or near Stratford, Ok. & DL-56

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Steel		903	0.3333	301
1 1/4"	Steel		2013	0.4167	839
2"	Steel		60174	0.6667	40118
3"	Steel		8312	1.0000	8312
4"	Steel		9934	1.3333	13245
6"	Steel		246	2.0000	492
	TOTAL		81582		63307

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Pontotoc

Property in or near Stratford, Ok. & DL-56

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	Steel		360	0.6667	240
4"	Steel		40683	1.3333	54243
	TOTAL		41043		54483

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Atoka

Property in or near Stringtown, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		1243	0.2500	311
1 1/4"	ALL TYPES		1399	0.4167	583
2"	ALL TYPES		17140	0.6667	11427
4"	ALL TYPES		1715	1.3333	2287
	TOTAL		21497		14608

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Hughes — Property in or near Stuart, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Steel		6933	0.4167	2889
2"	Steel		8909	0.6667	5940
4"	Steel		9375	1.3333	12500
	TOTAL		25217		21328

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Pittsburg — Property in or near Stuart, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		423	0.4167	176
	TOTAL		423		176

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Beckham — Property in or near Sweetwater, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		178	0.3333	59
1 1/4"	ALL TYPES		430	0.4167	179
2"	ALL TYPES		16011	0.6667	10675
	TOTAL		16619		10913

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Roger Mills — Property in or near Sweetwater, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		1442	0.6667	961
	TOTAL		1442		961

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Latimer | Property in or near Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		500	0.3333	167
1 1/4"	ALL TYPES		191	0.4167	80
2"	ALL TYPES		7556	0.6667	5038
4"	ALL TYPES		4770	1.3333	6360
6"	ALL TYPES		8670	2.0000	17340
	TOTAL		21687		28984

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County LeFlore | Property in or near Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		645	0.3333	215
1 1/4	ALL TYPES		1345	0.4167	560
2"	ALL TYPES		47875	0.6667	31918
3"	ALL TYPES		0	1.0000	0
4"	ALL TYPES		22647	1.3333	30195
6"	ALL TYPES		2194	2.0000	4388
9"	ALL TYPES		0	3.0000	0
	TOTAL		74706		67277

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County LeFlore | Property in or near | Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
4"	ALL TYPES		0	1.3333	0
6"	ALL TYPES		0	2.0000	0
	TOTAL		0		0

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Cotton — Property in or near Temple, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft.
3/4"	ALL TYPES		1651	0.2500	413
1"	ALL TYPES		3820	0.3333	1273
1 1/4"	ALL TYPES		6262	0.4167	2609
1 1/2"	ALL TYPES		1760	0.5000	880
2"	ALL TYPES		47256	0.6667	31506
3"	ALL TYPES		5630	1.0000	5630
4"	ALL TYPES		2900	1.3333	3867
	TOTAL		69279		46177

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Custer — Property in or near Thomas, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		294	0.2500	74
1"	ALL TYPES		395	0.3333	132
1 1/4"	ALL TYPES		9437	0.4167	3932
2"	ALL TYPES		50048	0.6667	33367
3"	ALL TYPES		3489	1.0000	3489
4"	ALL TYPES		2672	1.3333	3563
	TOTAL		66335		44556

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Kay | Property in or near Tonkawa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		0	0.2500	0
1"	ALL TYPES		1525	0.3333	508
1 1/4"	ALL TYPES		10685	0.4167	4452
2"	ALL TYPES		108048	0.6667	72036
3"	ALL TYPES		8285	1.0000	8285
4"	ALL TYPES		36814	1.3333	49084
5 1/2"	ALL TYPES		2411	1.8333	4420
6"	ALL TYPES		16142	2.0000	32284
7"	ALL TYPES		831	1.2222	1016
8"	ALL TYPES		2234	2.6667	5957
	TOTAL		186975		178043

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Coal | Property in or near Tupelo, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		567	0.2500	142
1"	ALL TYPES		340	0.3333	113
2"	ALL TYPES		30516	0.6667	20345
4"	ALL TYPES		238	1.3333	317
	TOTAL		31661		20917

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Atoka | Property in or near Wardville, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		609	0.2500	152
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		3128	0.4167	1303
2"	ALL TYPES		2667	0.6667	1778
3"	ALL TYPES		60	1.0000	60
4"	ALL TYPES		639	1.3333	852
	TOTAL		7103		4146

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Pontotoc — Property in or near Ada, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Std. line pipe		558	0.250	140
1"	Std. line pipe - SE	1.678	5132	0.333	1710
1 1/4"	Std line pipe - SE Pl	2.272	24646	0.417	10270
2"	Line pipe SE - PE	3.652	630278	0.667	420206
2 1/2"	Tubing - PE	4.000	340	0.833	283
3"	Std. line pipe & plastic pipe	7.577	48954	1.000	48954
4"	Std. line pipe SE- PE	10.790	262834	1.333	350437
5 3/16"	Std. line pipe - SE	13.000	1936	1.667	3227
6"	Std. Line pipe - Stl	23.640 10.790	31702	2.000	63404
7"	Std. line pipe-Steel	20.000	1240	2.167	2687
8"	Std. line pipe-Steel	28.558	8975	2.667	23936
12"	Std. line pipe-Steel	39.890	5241	4.000	20964
16"	Std. line pipe-Steel	39.400	10893	5.333	58096
	TOTAL		1032729		1004314

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Pittsburg — Property in or near Adamson,Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	1500	0.3333	500
2"	Std. line pipe	3.650	6725	0.6667	4484
	TOTAL		8225		4984

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Hughes

Property in or near Allen, Ok.

HUGHES CO.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe - SE	1.678	1364	0.3333	455
1 1/4"	Std. line pipe - SE	2.272	745	0.4167	310
2"	Std. line pipe SE-PE	3.652	7340	0.6667	4894
	TOTAL		9449		5659

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Pontotoc

Property in or near Allen, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		52	0.3333	17
1 1/4"	ALL TYPES		150	0.4167	63
2"	ALL TYPES		62092	0.6667	41397
3"	ALL TYPES		2981	1.0000	2981
4"	ALL TYPES		9447	1.3333	12596
	TOTAL		74722		57053

|::

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Jackson | Property in or near Altus, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		7121	0.4167	2967
2"	ALL TYPES		306273	0.6667	204192
2 1/2"	ALL TYPES		483	0.8330	402
3"	ALL TYPES		124125	1.0000	124125
4"	ALL TYPES		99419	1.3333	132555
6"	ALL TYPES		49703	2.0000	99406
8"	ALL TYPES		27994	2.6667	74652
	TOTAL		615118		638300

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Major | Property in or near Ames, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		8096	0.3333	2698
1 1/4"	ALL TYPES		283	0.4167	118
2"	ALL TYPES		11200	0.6667	7467
	TOTAL		19579		10283

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::
Name of Company ARKLA

Applied to Map Filed of : Distribution

Year Ending 12-31-03

County Caddo

Property in or near Apache, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		375	0.2500	94
1"	ALL TYPES		902	0.3333	301
1 1/4"	ALL TYPES		1548	0.4167	645
2"	ALL TYPES		41016	0.6667	27345
3"	ALL TYPES		19072	1.0000	19072
4"	ALL TYPES		2677	1.3333	3569
6"	ALL TYPES		330	2.0000	660
	TOTAL		65920		51686

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Custer

Property in or near Arapaho, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		386	0.2500	97
1"	ALL TYPES		14564	0.3333	4854
1 1/4"	ALL TYPES		8592	0.4167	3580
2"	ALL TYPES		22711	0.6667	15141
3"	ALL TYPES		905	1.0000	905
	TOTAL		47158		24577

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::
Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Atoka | Property in or near Atoka, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Line Pipe - PE		688	0.2500	172
1"	Line pipe - SE	1.678	1242	0.3333	414
1/1/4"	Line pipe - SE	2.272	4825	0.4167	2011
2"	Line Pipe & Plastic	3.652	96780	0.6667	64523
3"	Line Pipe-PE Stl. & PL	3.830	3441	1.0000	3441
4"	Std. Line Pipe-PE	11.000	51832	1.3333	69108
5 1/2"	Line Pipe - PE		2521	1.8333	4622
	TOTAL		161329		144290

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Roger Mills | Property in or near Berlin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		90	0.3333	30
1 1/4"	ALL TYPES		455	0.4167	190
2"	ALL TYPES		2619	0.6667	1746
	TOTAL		3164		1966

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Kay Property in or near Blackwell, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		10	0.2500	3
1 1/4"	ALL TYPES		2775	0.4167	1156
2"	ALL TYPES		177058	0.6667	118045
3"	ALL TYPES		71545	1.0000	71545
4"	ALL TYPES		27479	1.3333	36638
5"	ALL TYPES		1616	1.6667	2693
6"	ALL TYPES		4824	2.0000	9648
8"	ALL TYPES		11535	2.6667	30760
14"	ALL TYPES		14	4.6667	65
	TOTAL		296856		270553

Name of Company ARKLA

Applied to Map Filed to Distribution Year Ending 12-31-03

County Jackson Property in or near Blair, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		552	0.4167	230
2"	ALL TYPES		31700	0.6667	21134
3"	ALL TYPES		4947	1.0000	4947
	TOTAL		37199		26311

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Seminole | Property in or near | Bowlegs, Ok.

==

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		9910	0.6667	6607
	TOTAL		9910		6607

Name of Companny ARKLA

Applied of Map Filed to Distribution | Year Ending 12-31-03

County Kay | Property in or near | Braman, Ok.

==

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		633	0.4167	264
2"	ALL TYPES		15350	0.6667	10234
3"	ALL TYPES		5957	1.0000	5957
	TOTAL		21940		16455

Name of Companny ARKLA

Applied of Map Filed to Distribution | Year Ending 12-31-03

County: Washita | Property in or near | Burns Flat, OK

==

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	-ALL TYPES		23755	0.4167	9899
3"	ALL TYPES		18218	0.6667	12146
4"	ALL TYPES		6186	1.0000	6186
6"	ALL TYPES		2680	1.0000	2680
	TOTAL		50839		30911

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Custer | Property in or near Butler, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		267	0.2500	67
1"	ALL TYPES		323	0.3333	108
1 1/4"	ALL TYPES		2555	0.4167	1065
1 1/2"	ALL TYPES		500	0.5000	250
2"	ALL TYPES		18168	0.6667	12113
3"	ALL TYPES		3497	1.0000	3497
	TOTAL		25310		17099

Name of Company ARKLA

Applied to Map Filed to Distribution | Year Ending 12-31-03

County Pontotoc | Property in or near Byng, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		82	0.3333	27
1 1/4"	ALL TYPES		1355	0.4167	565
2"	ALL TYPES		23545	0.6667	15697
3"	ALL TYPES		3427	1.0000	3427
TOTAL	TOTAL		28409		19716

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Comanche — Property in or near Cache (DL-22), Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		6011	0.3333	2003
1 1/4"	ALL TYPES		160	0.4167	67
2"	ALL TYPES		50667	0.6667	33780
3"	ALL TYPES		5765	1.0000	5765
4"	ALL TYPES		22409	1.3333	29878
	TOTAL		79196		71493

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Blaine — Property in or near Canton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		203	0.3333	68
1 1/4"	ALL TYPES		1468	0.4167	612
2"	ALL TYPES		29499	0.6667	19667
3"	ALL TYPES		3315	1.0000	3315
	TOTAL		34485		23661

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed to Distribution | Year Ending 12-31-03

County Washita | Property in or near Canute, Ok., DL-21

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		8720	0.4167	3634
2"	ALL TYPES		20484	0.6667	13657
3"	ALL TYPES		24572	1.0000	24572
	TOTAL		53776		41862

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Beckham | Property in or near Canute,DL-21 in Beckham Cn

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		2782	0.4167	1159
3"	ALL TYPES		4406	1.0000	4406
	TOTAL		7188		5565

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution　　Year Ending 12-31-03

County Coal　　Property in or near　　Centrahoma, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		385	0.4167	160
2"	ALL TYPES		11777	0.6667	7852
	TOTAL		12162		8012

Name of Company ARKLA

Applied to Map Filed of Distribution　　Year Ending 12-31-03

County Roger Mills　　Property in or near　　Cheyenne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		711	0.3333	237
1 1/4"	ALL TYPES		4086	0.4167	1703
1 1/2"	ALL TYPES		170	0.5000	85
2"	ALL TYPES		53167	0.6667	35446
3"	ALL TYPES		4706	1.0000	4706
4"	ALL TYPES		5994	1.3333	7992
	TOTAL		68834		50169

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Grady Property in or near Chickasha, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		255	0.2500	64
1"	ALL TYPES		625	0.3333	208
1 1/4"	ALL TYPES		17653	0.4167	7356
1 1/2"	ALL TYPES		580	0.5000	290
2"	ALL TYPES		39500	0.6667	26335
3"	ALL TYPES		94310	1.0000	94310
3 1/2"	ALL TYPES		743	1.1667	867
4"	ALL TYPES		119369	1.3333	159155
4 1/2"	ALL TYPES		461	1.3333	615
6"	ALL TYPES		64036	2.0000	128072
8"	ALL TYPES		8786	2.6667	23430
	TOTAL		346318		440701

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Coal Property in or near Coalgate, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		316	0.2500	79
1"	ALL TYPES	1.678	200	0.3333	67
1 1/4"	ALL TYPES	2.272	1409	0.4167	587
2"	ALL TYPES	3.652	83579	0.6667	55722
3"	ALL TYPES	7.575	1321	1.0000	1321
4"	ALL TYPES	1.100	16573	1.3333	22097
5"	ALL TYPES		97	1.6667	162
	TOTAL		103495		80034

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Stephens

Property in or near Comanche, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1954	0.3333	651
1 1/4"	ALL TYPES		3949	0.4167	1646
2"	ALL TYPES		63498	0.6667	42334
3"	ALL TYPES		4794	1.0000	4794
4"	ALL TYPES		8733	1.3333	11644
	TOTAL		82928		61069

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Seminole

Property in or near Cromwell, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		910	0.4167	379
2"	ALL TYPES		16803	0.6667	11203
	TOTAL		17713		11582

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

County Okfuskee Property in or near Cromwell, Ok., DL-58

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		22771	0.6667	15181
	TOTAL		22771		15181

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Payne Property in or near Cushing, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		8	0.3333	3
1 1/4"	ALL TYPES		2216	0.4167	923
2"	ALL TYPES		168243	0.6667	112168
3"	ALL TYPES		45936	1.0000	45936
4& 4 1/2"	2" ALL TYPES		62956	1.3333	83939
5"	ALL TYPES		974	1.6667	1623
6"	ALL TYPES		19448	2.0000	38896
8"	ALL TYPES		3201	2.6667	8536
	TOTAL		302982		292024

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Custer — Property in or near Custer City, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		436	0.2500	109
1"	ALL TYPES		800	0.3333	267
1 1/4"	ALL TYPES		2577	0.4167	1074
2"	ALL TYPES		24171	0.6667	16115
3"	ALL TYPES		4641	1.0000	4641
	TOTAL		32625		22096

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-03

County Grant — Property in or near Deer Creek, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		7432	0.6667	4955
3"	ALL TYPES		4590	1.0000	4590
4"	ALL TYPES		3009	1.3333	4012
	TOTAL		15031		13557

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Beckham | Property in or near Delhi, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		30364	0.6667	20244
	TOTAL		30364		20244

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Beckham | Property in or near DL-37

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
4"	ALL TYPES		6202	1.3333	8269

County Greer | Property in or near DL-37 | 12-31-03

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		300	0.3333	100
1 1/2"	ALL TYPES		16350	0.4167	6813
4"	ALL TYPES		29990	1.3333	39986
6"	ALL TYPES		61429	2.0000	122858
	TOTAL		108069		169757

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

County Harmon Property in or near DL-37

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		5400	0.3333	1800
1 1/4"	ALL TYPES		400	0.4167	167
1 1/2"	ALL TYPES		9962	0.5000	4981
2"	ALL TYPES		9915	0.6667	6610
4"	ALL TYPES		15712	1.3333	20949
6"	ALL TYPES		89649	2.0000	179298
	TOTAL		131038		561587

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Garfield Property in or near Drummond, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1072	0.4167	447
2"	ALL TYPES		18439	0.6667	12293
3"	ALL TYPES		1470	1.0000	1470
	TOTAL		20981		14210

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Jackson | Property in or near Duke, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		40	0.4167	17
2"	ALL TYPES		23278	0.6667	15519
4"	ALL TYPES		341	1.3333	455
8"	ALL TYPES		700	3.6667	2567
	TOTAL		24359		18557

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Stephens | Property in or near Duncan, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		140	0.2500	35
1"	ALL TYPES		578	0.3333	193
1 1/4"	ALL TYPES		7100	0.4167	2959
2"	ALL TYPES		630968	0.6667	420666
3"	ALL TYPES		55683	1.0000	55683
4"	ALL TYPES		155138	1.3333	206845
6"	ALL TYPES		30553	2.0000	61106
8"	ALL TYPES		10670	2.6667	28454
	TOTAL		890830		775941

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to to Map File of Distribution Year Ending 12-31-03

County Pottawatomie Property in or near Earlsboro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1158	0.3333	386
1 1/4"	ALL TYPES		2205	0.4167	919
2"	ALL TYPES		12646	0.6667	8431
3"	ALL TYPES		2326	1.0000	2326
	TOTAL		18335		12062

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-03

County Comanche Property in or near Elgin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		316	0.2500	79
1 1/4"	ALL TYPES	2.272	652	0.4167	272
2"	ALL TYPES	3.652	39031	0.6667	26022
2 1/2"	ALL TYPES	4.000	276	0.8333	230
4"	ALL TYPES		.5747	1.3333	7662
8"	ALL TYPES		6247	2.6667	16659
	TOTAL		52269		50135

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Major

Property in or near Fairview, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	613	0.3333	204
1 1/4"	ALL TYPES	2.272	3825	0.4167	1594
2"	ALL TYPES	3.652	81607	0.6667	54407
3"	ALL TYPES	7.575	28374	1.0000	28374
4"	ALL TYPES	10.790	15909	1.3333	21211
6"	ALL TYPES	10.790	1862	2.0000	3724
	TOTAL		132190		109515

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-03

County Dewey

Property in or near Fay, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES	2.272	1147	0.4167	478
2"	ALL TYPES	3.652	6617	0.6667	4412
	TOTAL		7764		4412

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Pontotoc | Property in or near Fittstown, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	210	0.3333	70
1 1/4"	ALL TYPES	2.272	342	0.4167	143
2"	ALL TYPES	3.652	11582	0.6667	7722
3"	ALL TYPES	7.575	0	1.0000	0
4"	ALL TYPES		877	1.3333	1169
	TOTAL		13011		9104

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Comanche | Property in or near Fletcher, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	230	0.3333	77
2"	ALL TYPES	3.652	30721	0.6667	20482
3"	ALL TYPES	7.575	15927	1.0000	15927
4"	ALL TYPES	10.790	6429	1.3333	8572
	TOTAL		53307		45057

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Pontotoc   Property in or near   Francis, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.653	18027	0.6667	12019
4"	ALL TYPES	10.790	3882	1.3333	5176
	TOTAL		21909		17194

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Garfield   Property in or near   Garber, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.652	32355	0.6667	21571
2 1/2"	ALL TYPES	4.000	205	0.8333	171
3"	ALL TYPES	7.575	4362	1.0000	4362
4"	ALL TYPES	10.790	4145	1.3333	5527
5"	ALL TYPES	13.000	1780	1.6667	2967
	TOTAL		42847		34597

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Comanche | Property in or near Geronimo, Ok. DL-24

==

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.652	31766	0.6667	21178
3"	ALL TYPES	7.575	3724	1.0000	3724
	TOTAL		35490		24902

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-03

County Latimer | Property in or near Gowen, Ok.

==

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Std. line pipe	2.272	1095	0.4167	456
2"	Std. line pipe	3.652	5666	0.6667	3778
4"	Std. line pipe	10.790	620	1.3333	827
	TOTAL		7381		5060

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

|::

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Pittsburg   Property in or near   Haileyville, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	600	0.3333	200
1 1/4"	Std. line pipe	2.272	577	0.4167	240
2"	Std. line pipe	3.652	28972	0.6667	19316
3"	Std. line pipe	7.250	7798	1.0000	7798
4"	Std. line pipe	10.790	20914	1.3333	27885
6"	Std. line pipe	10.790	301	2.0000	602
	TOTAL		59162		56041

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-03

County Roger Mills   Property in or near   Hammon, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		150	0.2500	38
1"	ALL TYPES	1.678	495	0.3333	165
1 1/4"	ALL TYPES	2.272	4006	0.4167	1669
2"	ALL TYPES	3.652	22003	0.6667	14669
3"	ALL TYPES	7.575	1790	1.0000	1790
	TOTAL		28444		18331

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Custer Property in or near Hammon, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
	ALL TYPES		727	0.3333	242
	TOTAL		727		242

GAS UTILITIES

2003

DISTRIBUTION ANNUAL REPORT

of

CenterPoint Energy Arkla, a Division of CenterPoint Energy Resources Corp.
(Name of Reporting Company)

1111 Louisiana, Houston, Texas 77002
(Address of Reporting Company)

2003

RAILROAD COMMISSION OF TEXAS

GAS UTILITIES

2003

DISTRIBUTION ANNUAL REPORT

For Calendar Year 2003

RAILROAD COMMISSION OF TEXAS

Published by
Gas Services Division

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

Affidavit	1
General Instructions	2
Utility Information	4
Important Changes During the Year	5
Affiliates	6
Officers and Directors	7
Common Stockholders	8
Preferred Stockholders	9
Income Statement	10
Utility Operating Income	10
Other Income and Deductions	10
Interest Charges	11
Extraordinary Items	11
Net Income	11
Statement of Retained Earnings	11
Balance Sheet	12
Utility Plant	12
Other Property and Investments	12
Current and Accrued Assets	12
Deferred Debits	13
Proprietary Capital	13
Long Term Debt	14
Current and Accrued Liabilities	14
Deferred Credits	14
Operating Reserves	14
Contributions in Aid of Construction	14
Accumulated Deferred Income Taxes	14
Notes Receivable	15
Receivables from Associated Companies	15
Notes Payable	16
Payables to Associated Companies	16
Capital Stock Information	17
Long Term Debt	17

TABLE OF CONTENTS (Continued)

Gas Utility Plant in Service	18
Accumulated Provision for Depreciation of Gas Utility Plant in Service	20
Income from Nonutility Operations	22
Miscellaneous Nonoperating Income	22
Interest and Dividend Income	23
Extraordinary Income	23
Reconciliation of Gas Utility Tax	24
Gas Operating Revenues and Expenses	25
Respondent's Own Production in Texas	30
Sale of Respondent's Own Production in Texas	30
Gathering and Transmission Gas Purchases in Texas	31
Gathering and Transmission Gas Sales in Texas	31
Revenue from Transportation (and Compression) of Gas in Texas	32
Other Gas Revenues	33
Total Distribution System Operations (Entire Company)	34
Total Distribution System Operations (Texas Only)	36
Distribution System Operations (by Town or Location)	38
Distribution System Operations (Continued)	40
Summary of Total Natural Gas Handled	41
Gas Transportation Property	42
Footnote Data	43

DISTRIBUTION ANNUAL REPORT

OF

NAME CENTERPOINT ENERGY ARKLA, A DIVISION OF CENETERPOINT ENERGY RESOURCES CORPPORATION

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 401 WEST CAPITAL, SUITE 102 LITTLE ROCK, AR 72201

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2003

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Services Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.

REPRESENTATIVE OF COMPANY (Signature)

Vice President and Controller
TITLE

Walter L. Fitzgerald
REPRESENTATIVE OF COMPANY (Type or Print)

March 31, 2004
DATE

(713) 207-7425
TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.301, Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division not later than April 1 of each calendar year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

Hard Copy:

A blank copy of the annual report form will be furnished to the gas utility. The completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility.
The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

Electronic Form:

This report was developed on an Excel Spreadsheet, with one page per tab. You may request an electronic copy of the form by e-mailing your request to this office at the addresses shown below. Please state the full name of your gas utility when making the request so the proper form can be sent. **This provision does not relieve the requirement to file a hard copy by the due date**, or extended due date, as appropriate.

e-mail your request to: pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS
All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per Mcf. Where dates are required, state the month and day as well as the year. **For purchase, sales and transportation activities, provide the full names of the other parties involved.** Customary abbreviations may be used.

ATTACHMENTS
If the space provided in any schedule is insufficient, attach a separate 8 1/2" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages, **and line numbering is required on all attachments.**

REQUIRED PRESSURE BASE
All volumes in this report must be shown in thousand cubic feet (Mcf) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit. (Tex. Nat. Res. Code, § 91.057).

UNIFORM SYSTEM OF ACCOUNTS
16 TAC, § 7.310, Uniform System of Accounts, was amended by the Commission on December 22, 2003. The amendment simply substituted the FERC Uniform System of Accounts (USOA) for the NARUC USOA. Distribution and Transmission gas utilities are required to operate and report utilizing the FERC USOA. A gas utility may, however, utilized a modified account numbering system, provided you maintain a readily accessible cross-reference to the FERC USOA.

The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

To assist gas utilities in their transition from operating under the NARUC USOA to the FERC USOA, a basic cross-reference from NARC to FERC has been developed (on a Excel spreadsheet) and is available upon request.

To request a copy of the basic cross-reference please call (512) 463-7022, or e-mail your request to
pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

UTILITY INFORMATION

1. Full name of reporting utility CenterPoint Energy Arkla, a Division of CenterPoint Energy Resources Corp.

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Unincorporated Division of a Private Corporation

3. Date of organization 9/30/2002 under (General or Special Act) General Act of State of Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change Not Applicable

5. If a foreign corporation, state name and address of designated agent for service in Texas
C. T. Corporation System
1021 Main Street, Suite 1150
Houston, TX 77002

6. If a reorganized company, name original company and when reorganized if within last 5 years
Reliant Energy Resources Corp.

7. |If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following:
(a) Date of creation of such bankruptcy, receivership, or trust Not Applicable
(b) Authority for its creation Not Applicable
(c) Date when possession under it was acquired Not Applicable
(d) Name of trustee receiver or receivers Not Applicable

8. **State location of general books of account** (be specific)
1111 Louisiana, Houston, Texas 77002
Telephone: (713) 207-7777 Telephone: ( )

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed:
Walter L. Fitzgerald, VP - Controller, CenterPoint Energy, Inc.
PO Box 1700
Houston, Texas 77251-1700
Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
___ is submitted along with this report
X Will be submitted by (date) May 15, 2004
___ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint venturers:
___ is submitted along with this report
X Will be submitted by (date) May 15, 2004
___ no Form 10K's are filed

IMPORTANT CHANGES DURING THE YEAR

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements expicit and precise. **Each inquiry must be answered.** Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $1,000,000 on or after September 1, 1999, or merger or consolidation with another public utility operating in this state, and reference the Commission notification (Tex.Util. Code, §102.051).

   NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by distribution system, and dates of beginning operations.

   NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the Commission notification (Tex.Util. Code, §102.052).

   NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility (Tex.Util. Code, §102.053).

   NONE

5. The sale, conveyance, banking, or assignment of rights to gas reserves to a Utility or, where not in conflict with a Federal Law, to an Interstate pipeline, and reference the Commssion approval *(Gas Utility Regulatory Ac Section 6.04).*

   NONE

6. Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

   NONE

AFFILIATES

Report the following detailed information related to all affiliates with **which the Respondent had business transactions during the reporting year**, including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships. For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control (See Tex.Util. Code, §101.003(2)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	Arkansas Louisiana Finance Corporation	Wholly owned subsidiary of CenterPoint Energy Resources, Corp	Appliance Financing	0%	1
2	CenterPoint Energy Entex	Unincorporated division of CenterPoint Energy Resources Corp.	Gas Utility	0%	2
3	CenterPoint Energy OQ, LLC	Wholly owned subsidiary of CenterPoint Energy Pipeline Services, Inc.	Holding Company	0%	3
4	CenterPoint Energy, Inc	Parent, Holding Company	Holding Company	0%	4
5	CenterPoint Energy Gas Transmission Company	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Interstate Pipeline	0%	5
6	CenterPoint Energy Field Services, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Natural Gas Gathering	0%	6
7	CenterPoint Energy Gas Marketing, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Gas Marketing	0%	7
8	CenterPoint Energy Gas Resources Corp.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Gas Supply	0%	8
9	CenterPoint Houston Electric, LLC	Electric Utility, Formerly Reliant Energy, Inc.	Electric Utility	0%	9
10	CenterPoint Energy Management Services, Inc.	Indirect subsidiary of CenterPoint Energy, Incorporated	Markets & Develops District Cooling Ventures	0%	10
11	CenterPoint Energy Minnegasco	Unincorporated division of CenterPoint Energy Resources Corp.	Gas Distribution Utility	0%	11
12	CenterPoint Energy Mississippi River Transmission, Corp.	Indirect subsidiary of CenterPoint Energy Resources Corp	Interstate Pipeline	0%	12
13	CenterPoint Energy Pipeline Services, Inc.	Indirect subsidiary of CenterPoint Energy Resources Corp	Pipeline Services	0%	13
14	CenterPoint Energy Resources Corp.	Indirect subsidiary of CenterPoint Energy, Incorporated	Transmission/Energy Marketing	0%	14
15	National Furnace Company	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Settlement Administration	0%	15
16	CenterPoint Energy Service Company, LLC	Indirect subsidiary of CenterPoint Energy, Incorporated	Governance	0%	16
17	CenterPoint Energy Properties, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Property Management	0%	17
18	CenterPoint Energy Gas Service, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Gas Supply	0%	18
19					19
20					20
21					21
22					22
23					23
24					24
25					25
26					26
27					27

OFFICERS AND DIRECTORS

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a numicipally owned utility,m list names of members of city council or public utility board as applicable. If Respondent is a sole proprietorship or partnership please list owner or partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors: Length of Term (c)	Directors: Term Expires (d)	Line No.
1	Dean Liollio	President & COO			1
2	Kathleen D. Alexander	Sr. Vice President Regulatory, Legislative & Legal Affairs			2
3	John F. Ivy	Vice President Business Processes			3
4	Billy P. Presswood	Vice President & General Manager Texas Division			4
5					5
6					6
7					7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

PREFERRED STOCK HOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known particulars as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
	UTILITY OPERATING INCOME			
1	(400) Operating Revenues	p.25, Ln.22(c)	$ 718,096,721	1
	Operating Expenses			
2	(401-402) Operation & Maintenance Expenses	p. 29, Ln. 201(c)	$ 619,347,118	2
3	(403-403.1) Depreciation Expense*	p. 29, Ln. 202(c)	40,054,299	3
4	(404.1-3) Amortization of Limited Term Utility Plant*		9,922	4
5	(405) Amortization of Other Utility Plant*		3,610,694	5
6	(406) Amortization of Utility Plant Acquisition Adjustment*		69,207	6
7	(407.1) Amortization of Property Losses*		0	7
8	(407.2) Amortization of Conversion Expenses*			8
9	(407.3) Regulatory Debits (describe in Footnotes)			9
10	(407.4) Regulatory Credits (describe in Footnotes)			10
11	(408.1) Taxes Other Than Income Taxes, Utility Oper. Income	p. 29, Ln. 205(c)	25,290,474	11
12	(409.1) Income Taxes, Utility Operating Income	p. 29, Ln. 206(c)	(4,438,562)	12
13	(410.1) Provision for Deferred Income Taxes	p. 29, Ln. 207(c)	8,248,807	13
14	(411.1) Income Taxes Deferred in Prior Years - Credit	p. 29, Ln. 208(c)	0	14
15	(411.4) Investment Tax Credit Adj., Utility Operations	p. 29, Ln. 209(c)	0	15
16	(411.6) Gains from Disposition of Utility Plant	p. 29, Ln. 210	0	16
17	(411.7) Loss from Disposition of Utility Plant	p. 29, Ln. 210	0	17
18	(411.10) Acretion Expense	p. 29, Ln. 211(c)	0	18
19	Total Operating Expenses (Lines 2 thru 18)	p. 29, Ln. 213(c)	$ 692,191,959	19
	Other Operating Income:			
20	(412) Revenue from Gas Plant Leased to Others		$	20
21	(413) Expenses of Gas Plant Leased to Others			21
22	(414) Other Utility Operating Income			22
23	TOTAL OPERATING INCOME (Line 1 minus 19, plus Lines 20 thru 22)		$ 25,904,762	23
	OTHER INCOME AND DEDUCTIONS			
	Other Income			
24	(415) Revenue from Merch., Jobbing & Contract Work		$ 1,700	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work		(6,285)	25
26	(417-417.1) Revenue & ExpensesMerch., Jobbing & Contract Work	p.22, Ln.8	36,404	26
27	(418) Non-operating Rental Income			27
28	(418.1) Equity in Earnings of Subsidiary Companies			28
29	(419) Interest and Dividend Income	p.23, Ln.10(c)	1,301,486	29
30	(420) Allowance for Other Funds Used During Const.		0	30
31	(421) Miscellaneous Nonoperating Income	p.22, Ln.16(b)	0	31
32	(421.1) Gains on Disposition of Property		(79)	32
33	Total Other Income (Lns. 24 thru 32)		$ 1,333,226	33
	Other Income Deductions:			
	(421.2) Loss on Disposition of Property			
34	(425) Miscellaneous Amortization [add Footnote]		$	34
35	(426.1-5) Various Income Deduction		264,732	35
36	Total Other Income Deductions (Lns. 34 & 35)		$ 264,732	36
37	TOTAL OTHER INCOME AND DEDUCTIONS (Line 33 minus Line 36)		$ 1,068,494	37

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
	Taxes Apllicable to Other Income and Deductions:			
38	(408.2) Taxes Other Than Income Taxes, ...		$	38
39	(409.2) Income Taxes Other Income and Deductions			39
40	(410.2) Provision for Deferred Income Taxes, ...			40
41	(411.2) Provision for Deferred Income Taxes-Credit, ...			41
42	(411.5) Investment Tax Credits Adj., Nonutility Operations			42
43	(420) Investment Tax Credits			43
44	Total Tax. on Other Income & Ded. (Lns. 38 thru 43)		$ 0	44
45	NET OTHER INCOME AND DEDUCTIONS (Line 37 minus 45)		$ 1,068,494	45
	INTEREST CHARGES			
46	(427) Interest on Long Term Debt		$	46
47	(428 - 428.1) Amortization of Debt Discount and Expense*		516,659	47
48	(429 - 429.1) Amortization of Premium on Debt - Credit*			48
49	(430) Interest on Debt to Associated Companies		22,743,655	49
50	(431) Other Interest Expense		186,512	50
51	(432) Allowance for Borrowed Funds used during Construction - Cr.		(250,911)	51
52	Total Interest Charges (Lines 46 thru 51)		$ 23,195,915	52
53	INCOME BEFORE RXTRAORDINARY ITEMS (Ln. 23 plus or minus Ln. 45 minus Ln. 52)		$ 3,777,341	53
	EXTRAORDINARY ITEMS			
54	(434) Extraordinary Income	p.23, Ln. 18(b)	$	54
55	(435) Extraordinary Deductions			55
56	(409.3) Income Taxes, Extraordinary Items			56
57	NET EXTRAORDINARY ITEMS (Lns. 54 thru 56)		$ 0	57
58	**NET INCOME** (Ln. 53 plus or minus Ln. 57)		$ 3,777,341	58

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.		Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
59	Unappropriated Retained Earnings - Balance at Jan 1, 2003		$ 173,157,256	59
60	(433) Balance Transferred from Income	p.11, Ln. 58(c)	$ 3,777,341	60
61	(436) Appropriations of Retained Earnings			61
62	(437) Dividends Declared - Preferred Stock		0	62
63	(438) Dividends Declared - Common Stock		0	63
64	(439) Adjustments to Ret. Earnings (Describe in Footnotes)			64
65	NET INCREASE (DECREASE) TO RET. EARNINGS (Lines. 60 thru 64)		$ 3,777,341	65
66	(216) Unappropriated Retained Earnings - Balance at Dec 31, 2003 (Lines 59 plus or minus Lines 65)	p.13,Ln.88(c)	$ 176,934,597	66

BALANCE SHEET

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
	UTILITY PLANT			
1	(101) Gas Plant in Service	p.19, Ln. 89(e)	$ 916,851,535	1
2	(101.1) Property Under Capital Leases			2
3	(102) Gas Plant Purchased or Sold			3
4	(103) Experimental Gas Plant Unclassified			4
5	(104) Gas Plant Leased to Others			5
6	(105-105.1) 'Properties' Held for Future Use			6
7	(106) Completed Construction Not Classified - Gas			7
8	(107) Construction Work in Progress - Gas		15,598,010	8
9	(108 & 111) Accum. Provision for Depreciation & Amort. *		(435,851,262)	9
10	(114) Gas Plant Acquisition Adjustments (needs Footnoting)		1,038,110	10
11	(115) Accum. Prov. for Amort. of Gas Plant Acq. Adj.		(457,757)	11
12	(116) Other Gas Plant Adjustments			12
13	(117.1) Gas Stored - Base Gas			13
14	(117.2) System Balanceing Gas			14
15	(117.3) Gas Stored in Reservoits & Pipelines - Noncurrent			15
16	(117.4) Gas Owed to System Gas			16
17	(118) Other Utility Plant			17
18	(119) Accum. Prov. For Dept/Amort. Of Other Utility Plant			18
19	TOTAL UTILITY PLANT (Lines 1 thru 18)		$ 497,178,636	19
	OTHER PROPERTY AND INVESTMENTS			
20	(121) Nonutility Property		$	20
21	(122) Accum. Provision for Depreciation and Amort. ...*			21
22	(123) Investment in Associated Companies			22
23	(123. 1) Investment in Subsidiary Companies			23
24	(124) Other Investments			24
25	(125) Sinking Funds			25
26	(126) Depreciation Fund *			26
27	(128) Other Special Funds			27
28	TOTAL NET OTHER PROPERTY & INVESTMENTS (Lines 20 thru 27)		$ 0	28
	CURRENT AND ACCRUED ASSETS			
29	(131) Cash		$ 7,263,480	29
30	(132-134) 'Special Deposits'			30
31	(135) Working Funds		64,907	31
32	(136) Temporary Cash Investments			32
33	(141) Notes Receivable	p.15, Ln.8(e)	1,072,122	33
34	(142) Customer Accounts Receivable		3,424,715	34
35	(143) Other Accounts Receivable		3,651,905	35
36	(144) Accum. Provision for Uncollectible Accounts - Credit		55,355	36
37	(145) Notes Receivable from Associated Companies	p.15, Ln.28(b)	28,878,070	37
38	(146) Accounts Receivable from Associated Companies	p.15,Ln.28(c)	17,556,638	38
39	(151) Fuel Stock			39
40	(152) Fuel Stock Expenses Undistributed			40
41	(153) Residuals and Extracted Products			41
42	(154) Plant Materials and Operating Supplies (Major Only)		3,995,514	42
43	(155) Merchandise		42,734	43
44	(156) Other Materials and Supplies			44
45	(163) Stores Expense Undistributed			45
46	(164.1) Gas Stored - Current		90,495,599	46
47	(164.2) Liquefied Natural Gas Stored			47
48	(164.3) Liquefied Natural Gas Held for Processing			48

BALANCE SHEET (Continued)

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
	CURRENT AND ACCRUED ASSETS (continued)			
49	(165) Prepayments		$ 703,358	49
50	(167-168) 'Advance Payments'			50
51	(171) Interest and Dividends Receivable			51
52	(172) Rents Receivable			52
53	(173) Accrued Utility Revenue		89,153,493	53
54	(174) Miscellaneous Current and Accrued Assets [Footnote]			54
55	(175) Derivative Instrument Assets			55
56	(176) Derivative Instrument Assets - Hedges			56
57	TOTAL CURRENT AND ACCRUED ASSETS (Lines 29 thru 56)		$ 246,357,890	57
	DEFERRED DEBITS			
58	(181) Unamortized Debt Discount		$ 465,883	58
59	(182.1) Extraordinary Property Losses			59
60	(182.2) Unrecovered Plant & Regulatory Study Costs			60
61	(182.3) Other Regulatory Assets (add footnote)		1,559,158	61
62	(183. 1-2) Preliminary Survey & Investigation Charges			62
63	(184) Clearing Accounts		693,558	63
64	(185) Temporary Facilities			64
65	(186) Miscellaneous Deferred Debits [add Footnote]		1,123,165	65
66	(187) Defferred Losses from Disposition of Utility Plant			66
67	(188) Research, Development & Demonstration Expenditures			67
68	(189) Unamortized Loss on Reacquired Debt		0	68
69	(190) Accumlated Deferred Income Taxes		26,223,424	69
70	(191) Unrecovered Purchased Gas Costs		(25,104,669)	70
71	TOTAL DEFERRED DEBITS (Lns. 58 thru 70)		$ 4,960,519	71
72	TOTAL ASSETS AND OTHER DEBITS (Lines 19 & 28 & 57 & 71)	must equal Line 130	$ 748,497,045	72

Ln. No.	Laibilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Ln. No.
	PROPRIETARY CAPITAL			
73	(201) Common Stock Issued		$	73
74	(202) Common Stock Subscribed			74
75	(203) Common Stock Liability for Conversion			75
76	(204) Preferred Stock Issued			76
77	(205) Preferred Stock Subscribed			77
78	(206) Preferred Stock Liability for Conversion			78
79	(207) Premium on Capital Stock			79
80	(208) Donations Received from Stockholders			80
81	(209) Red. in Par or Stated Val. of Cap. Stock			81
82	(210) Gain on Resale/Cancellation of Reacquried. Cap. Stock			82
83	(211) Miscellaneous Paid-In Capital [add Footnote]			83
84	(212) Installments Received on Capital Stock			84
85	(213) Discount on Capital Stock			85
86	(214) Capital Stock Expenses			86
87	(215) Appropriated Retained Earnings			87
88	(216) Unappropriated Retained Earnings	p.11, Ln. 66(C)	176,934,597	88
89	(216.1) Unappropriated Undistributed Subsidieary Earnings			89
90	(217) Reacquired Capital Stock			90
91	(219) Accumulated Other Comprehensive Income			91
92	TOTAL PROPRIETARY CAPITAL (Lns. 73 through 91)		$ 176,934,597	92

BALANCE SHEET (Continued)

Line No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
	LONG TERM DEBT			
93	(221) Bonds		$	93
94	(222) Reacquired Bonds			94
95	(223) Advances from Associated Companies		181,136,532	95
96	(224) Other Long -Term Debt [add Footnote]			96
97	(225-6) Unamortized Premium/Discount on Long-term Debt			97
98	TOTAL LONG TERM DEBT (Lns. 93 thru 97)	p.17, Ln.8(h)	$ 181,136,532	98
	OTHER NONCURRENT LIABILITIES			
99	(227) Obligations under Capital Leases - noncurrent		$	99
100	(228.1-4) Accumulated Provisions - 'Various'		35,626,500	100
101	(229) Acculumated Provision for Rate Refund			101
102	TOTAL OTHER NONCURRENT LIABILITIES (Lines 99 thru 101)		$ 35,626,500	102
	CURRENT AND ACCRUED LIABILITIES			
103	(230) Asset Retirement Obligations		$	103
104	(231) Notes Payable	p.16,Ln.8(e)	0	104
105	(232) Accounts Payable		38,989,359	105
106	(233) Notes Payable to Associated Companies	p.16, Ln.22(b)	143,441,223	106
107	(234) Accounts Payable to Associated Companies	p.16, Ln.22(c)	43,444,670	107
108	(235) Customer Deposits			108
109	(236) Taxes Accrued		22,086,370	109
110	(237) Interest Accrued		529,283	110
111	(238) Dividends Declared			111
112	(239) Matured Long Term Debt			112
113	(240) Matured Interest			113
114	(241) Tax Collections Payable		203.666	114
115	(242) Miscellaneous Current and Accrued Liabilities [add Footnote]		3,321,171	115
116	(243) Obligations under Capital Leases - current			116
117	(244) Derivative Instrument Liabilities			117
118	(245) Derivative Instrument Liabilities - Hedges			118
119	TOTAL CURRENT AND ACCRUED LIABILITIES (Lines 103 thru 118)		$ 252,015,742	119
	DEFERRED CREDITS			
120	(252) Customer Advances for Construction		$ 768,242	120
121	(253) Other Deferred Credits [add Footnote]		25,361,458	121
122	(254) Other Regulatory Liabilies [add Footnote]		5,606,157	122
123	(255) Accumulated Deferred Investment Tax Credits			123
124	(256) Deferred Gains from Disposition of Utility Plant			124
125	(257) Unamortized Gain on Reacquired Debt			125
126	(281) Accum. Deffered Income Taxes -Accel. Amort. Property			126
127	(282) Accumulated Deffered Income Taxes - Other Property			127
128	(283) Accumulated Deferred Income Taxes - Other		71,047,817	128
129	TOTAL DEFERRED CREDITS (Lines 120 thru 128)		$ 102,783,674	129
130	**TOTAL LIABILITIES AND OTHER CREDITS** (Line 92 & 98 & 102 &119 &129)	must equal Line 72	$ 748,497,045	130

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

NOTE RECEIVABLE (Acct. 141)

If the reporting entity has no separate notes discounted or pledged, then the notes of the corporate entity of which it is a part should be reported. Minor items may be grouped by classes showing the number of such items

Line No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Line No.
1	Employees			%	$ 1,072,122	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (Must equal Page12, Line 33)				$ 1,072,122	8

RECEIVABLES FROM ASSOCIATED COMPANIES (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Line No.
		Notes Receivable (b)	Accts. Receivable (c)	
9	Arkansas Louisiana Finance Corporation	$	$ 21,603	9
10	CenterPoint Energy Entex		1,465,736	10
11	CenterPoint Energy, Inc	13,893,047	810,918	11
12	CenterPoint Energy Gas Transmission Co		286,454	12
13	CenterPoint Energy Field Services, Inc		33,027	13
14	CenterPoint Energy Gas Marketing Co		379,848	14
15	CenterPoint Energy Gas Receivables, LLC	14,985,023		15
16	CenterPoint Energy Gas Resources Corp.		3,164,216	16
17	CenterPoint Energy Houston Electric, LLC		1,190	17
18	CenterPoint Energy Pipeline Services Inc		3,918	18
19	CenterPoint Energy Properties, Inc.		3,527	19
20	CenterPoint Energy Resources Corp.		11,380,941	20
21	National Furnace Company		5,260	21
22				22
23				23
24				24
25				25
26				26
27				27
28	TOTALS (must equal Page.12, Lines 37 & 38)	$ 28,878,070	$ 17,556,638	28

NOTES PAYABLE (Acct. 231)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Line No.	Name of Payee and Purpose for Which Issued (a)	Date of Note (b)	Date of Maturity (c)	Interest Rate (d)	Balance End of Year (e)	Line No.
1	NONE			%	$ 0	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (must equal Page 14, Line 104)				$ 0	8

PAYABLES TO ASSOCIATED COMPANIES (Accts. 233 - 234)

1. For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).
2. For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Lines No.	Particulars (a)	Amounts at End of Year		Lines No.
		Notes Payable (b)	Accts. Payable (c)	
9	CenterPoint Energy Entex	$	$ 8,976,753	9
10	CenterPoint Energy Service Company, LLC		4,934,218	10
11	CenterPoint Energy Gas Transmission Co		8,550,494	11
12	CenterPoint Energy Field Services, Inc		21,964	12
13	CenterPoint Energy Gas Marketing Co		1,920,349	13
14	CenterPoint Energy Gas Resources Corp.		11,957,610	14
15	CenterPoint Energy Houston Electric, LLC		27,766	15
16	CenterPoint Energy Minnegasco.		43,955	16
17	CenterPoint Energy Pipeline Services Inc		9,138	17
18	CenterPoint Energy Properties, Inc		6,634	18
19	CenterPoint Energy Resources Corp.	125,735,560	6,698,499	19
20	CenterPoint Energy Gas Receivables, LLC	17,705,663		20
21	CenterPoint Energy, Inc		297,290	21
22	TOTALS (must equal Page 14, Lines 106 & 107)	$ 143,441,223	$ 43,444,670	22

Company: CenterPoint Energy Arkla, a Div. of CenterPoint Energy Corporation Report *(X) Original or () Amended* *Report Year:* 2003

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON:	$		$		$	$	1
2	PREFERRED:	$					$	2
3								3
4	TOTAL						$ -	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Assoc. Companies	Various	Continuous	N/A	N/A	$	$	$ 181,136,532	5
6									6
7									7
8	TOTAL					$	$	$ 181,136,532	8

(Line 8(h) must equal Page 14, Line. 98(c))

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 84)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements Adjustments (d)	Balance End of Year (e)	Line No.
1	(301-303) Intangible Plant	$ 771.890	$ 33,112	12.299	$ 817.301	1
2	(304-320) Manufactured Gas Prod. Plant	$	$	$	$	2
	Natural Gas Production and Gath. Plant					
3	(325.1 Producing Lands	$	$	$	$ 0	3
4	(325.2 Producing Leaseholds				0	4
5	(325.3 Gas Rights				0	5
6	(325.4 Rights-of-Way				0	6
7	(325.5 Other Land and Land Rights				0	7
8	(326) Gas Well Structures				0	8
9	(327) Field Compressor Station Structures				0	9
10	(328) Field Meas. & Reg. Station Structures				0	10
11	(329) Other Structures				0	11
12	(330) Producing Gas Wells - Well Construction				0	12
13	(331) Producing Gas Wells - Well Equipment				0	13
14	(332) Field Lines				0	14
15	(333) Field Compressor Station Equipment				0	15
16	(334) Field Meas. & Reg. Station Equipment				0	16
17	(335) Drilling and Cleaning Equipment				0	17
18	(336) Purification Equipment				0	18
19	(337) Other Equipment				0	19
20	(338) Unsuccessful Explor & Development Costs				0	20
21	(339) Asset Retirement Costs....				0	21
22	Total Natural Gas Production & Gathering Plant (Lines 3 through 21)	$ 0	$ 0	$ 0	$ 0	22
	Production Extraction Plant					
23	(340) Land & Land Rights	$	$	$	$ 0	23
24	(341) Structures and Improvements				0	24
25	(342) Extraction and Refining Equipment				0	25
26	(343) Pipe Lines				0	26
27	(344) Extracted Products Storage Equipment				0	27
28	(345) Compressor Equipment				0	28
29	(346) Gas Measuring & Regulating Equipment				0	29
30	(347) Other Equipment				0	30
31	(348) Asset Retirement Costs....				0	31
32	Total Prod. Extract. Plant (Lns. 23 through 31)	$ 0	$ 0	$ 0	$ 0	32
	Underground Storage Plant					
33	(350.1-350.2) Land and Right-of-Ways	$	$	$	$ 0	33
34	(351) Structures and Improvements				0	34
35	(352) Wells				0	35
36	(352.1 Storage Leaseholds and Rights				0	36
37	(352.2 Reservoirs				0	37
38	(352.3 Nonrecoverable Natural Gas				0	38
39	(353) Lines				0	39
40	(354) Compressor Station Equipment				0	40
41	(355) Measuring and Regulating Equipment				0	41
42	(356) Purification Equipment				0	42
43	(357) Other Equipment				0	43
44	(358) Asset Retirement Costs....				0	44
45	Total Undergr. Storage Plant (Lns. 33 through 44)	$ 0	$ 0	$ 0	$ 0	45

See Footnote Data pg. 43

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 84)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
	Other Storage Plant					
46	(360) Land and Land Rights	$	$	$	$	46
47	(361) Structures and Improvements					47
48	(362-3 Gas Holders and Purification Equipment					48
49	(363.1-2) Liquefaction and Vaporizing Equipment					49
50	(363.3-4) Compressor/Measuring/Regulating Equip					50
51	(363.5 Other Equipment					51
52	(363.6 Asset Retirement Costs					52
53	Total Other Storage Plant (Lns. 46 through 52)	$ 0	$ 0	$ 0	$ 0	53
54	(364.1-9) Base Load LNG Terminaling/Proc.	$	$	$	$	54
	Transmission Plant					
55	(365.1 & 365.2) Land & Rights of Way	$	$	$	$	55
56	(366) Structures & Improvements					56
57	(367) Mains					57
58	(368) Compressor Station Equipment					58
59	(369) Meas. and Reg. Station Equipment					59
60	(370) Communication Equipment					60
61	(371) Other Equipment					61
62	(372) Asset Retirement Costs.....					62
63	Total Transmission Plant (Lns. 55 through 62)	$ 0	$ 0	$ 0	$ 0	63
	Distribution Plant					
64	(374) Land & Land Rights	$ 44,608	$ 0	$ 0	$ 44,608	64
65	(375) Structures and Improvements	13,080		109	13,189	65
66	(376) Mains	8,106,218	312,568	(26,983)	8,391,803	66
67	(377) Compressor Station Equipment	0			0	67
68	(378 & 379) Meas. & Reg. Station Equipment	255,744	20,323	(5)	276,062	68
69	(380) Services	6,331,058	356,079	(24,334)	6,662,803	69
70	(381-384) Meters & House Regulators	1,812,761	96,717	39,933	1,949,411	70
71	(385) Ind. Meas. & Reg. Station Equipment	0			0	71
72	(386 & 387) Other Prop & Equipment	2,180	0	6	2,186	72
73	(388) Asset Retirement Costs.....					73
74	Total Distribution Plant (Lns. 64 through 73)	$ 16,565,649	$ 785,687	$ (11,274)	$ 17,340,062	74
	General Plant					
75	(389) Land & Land Rights	$ 6,359	$ 0	113	$ 6,472	75
76	(390) Structures and Improvements	504,380	13,065	8,927	526,372	76
77	(391) Office Furniture & Equipment	107,654	0	4,146	111,800	77
78	(392) Transportation Equipment	265,052	0	(44,387)	220,665	78
79	(393-396) Stores, Tools, Lab. & Power Equipment	93,103	0	103	93,206	79
80	(397) Communication Equipment	50,757	0	414	51,171	80
81	(398-399) Misc. & Other Equipment	12,865	0	228	13,093	81
82	(399.1 Asset Retirement Costs.....					82
83	Total General Plant (Lns. 75 through 82)	$ 1,040,170	$ 13,065	$ (30,456)	$ 1,022,779	83
84	**TOTAL PLANT - TEXAS** (Lines 1 & 2 & 22 & 32 & 45 & 53 & 54 & 63 & 74 & 83)	$ 18,377,709	$ 831,864	$ (29,431)	$ 19,180,142	84
	All Other Areas					
85	(301-363) Int., Prod., & Storage Plant	$ 34,958,161	$ 1,609,313	480	$ 36,567,954	85
86	(365-371) Transmission Plant	0	0	0	0	86
87	(374-388) Distribution Plant	740,622,679	49,554,678	(5,001,124)	785,176,233	87
88	(389-399) General Plant	72,454,693	4,542,191	(1,069,678)	75,927,206	88
89	TOTAL PLANT - ALL AREAS (Lns 84 thru 88)	$ 866,413,242	$ 56,538,046	(6,099,753)	$ 916,851,535	89

(Line 89(e) must equal Page 12, Line (c))

See Footnote Data pg. 43

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE

(Balance Sheet Account 108)

Totals - Texas Only (Lines 1 through 84)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

Line No.	Related Palnt Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements & Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) Intangible Plant		$ 270,497	$ 83,377	$ 3,768	$ 357,642	1
2	(304-321) Manufactured Gas Prod. Plant		$	$	$	$	2
	Natural Gas Product. and Gath. Plant						
3	(325.1) Producing Lands		$	$	$	$	3
4	(325.2) Producing Leaseholds						4
5	(325.3) Gas Rights						5
6	(325.4) Rights-of-Way						6
7	(325.5) Other Land and Land Rights						7
8	(326) Gas Well Structures						8
9	(327) Field Compressor Station Structures						9
10	(328) Field Meas. & Reg. Station Structures						10
11	(329) Other Structures						11
12	(330) Producing Gas Wells - Well Construction						12
13	(331) Producing Gas Wells - Well Equipment						13
14	(332) Field Lines						14
15	(333) Field Compressor Station Equipment						15
16	(334) Field Meas. & Reg. Station Equipment						16
17	(335) Drilling and Cleaning Equipment						17
18	(336) Purification Equipment						18
19	(337) Other Equipment						19
20	(338) Unsuccessful Explor & Develop. Costs						20
21	(339) Asset Retirement Costs						21
22	Total Natural Gas Prod. & Gathering Plant (Lns. 3 thru 21)		$ 0	$ 0	$ 0	$ 0	22
	Products Extraction Plant						
23	(340) Land & Land Rights		$	$	$	$	23
24	(341) Structures and Improvements						24
25	(342) Extraction and Refining Equipment						25
26	(343) Pipe Lines						26
27	(344) Extracted Products Storage Equipment						27
28	(345) Compressor Equipment						28
29	(346) Gas Measuring & Regulating Equipment						29
30	(347) Other Equipment						30
31	(348) Asset Retirement Costs						31
32	Total Prod. Extract. Plant (Lns. 23 through 31)		$ 0	$ 0	$ 0	$ 0	32
	Underground Storage Plant						
33	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	33
34	(351) Structures and Improvements						34
35	(352) Wells						35
36	(352.1) Storage Leaseholds and Rights						36
37	(352.2) Reservoirs						37
38	(352.3) Nonrecoverable Natural Gas						38
39	(353) Lines						39
40	(354) Compressor Station Equipment						40
41	(355) Measuring and Regulating Equipment						41
42	(356) Purification Equipment						42
43	(357) Other Equipment						43
44	(358) Asset Retirement Costs						44
45	Total Undergr. Storage Plant (Lns. 33 through 44)		$ 0	$ 0	$ 0	$ 0	45

See Footnote Data pg. 43

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE

(Balance Sheet Account 108)

Totals -- Texas Only (Lines 1 through 84)

Line No.	Related Palnt Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements & Adjustments (e)	Balance End of Year (f)	Line No.
	Other Storage Plant						
46	(360) Land and Land Rights		$	$	$	$	46
47	(361) Structures and Improvements						47
48	(362 -3) Gas Holders and Purification Equip.						48
49	(363.1-2) Liquefaction and Vaporizing Equip.						49
50	(363.3-4) Comp/Measuring/Regulation Equip.						50
51	(363.5 Other Equipment						51
52	(363.6 Aseet Retirement Costs....						52
53	Total Other Storage Plant (Lns. 46 through 52)		$ 0	$ 0	$ 0	$ 0	53
54	(364.1-9) Base Load LNG Term./Proc.						54
	Transmission Plant						
55	(365.1 & 365.2) Land & Rights of Way		$	$	$	$	55
56	(366) Structures & Improvements						56
57	(367) Mains						57
58	(368) Compressor Station Equipment						58
59	(369) Meas. and Reg. Station Equipment						59
60	(370) Communication Equipment						60
61	(371) Other Equipment						61
62	(372) Aseet Retirement Costs....						62
63	Total Transmission Plant (Lns. 55 through 62)		$ 0	$ 0	$ 0	$ 0	63
	Distribution Plant						
64	(374) Land & Land Rights		$ 5,804	$ 595	0	$ 6,399	64
65	(375) Structures and Improvements		8,028	215	44	8,287	65
66	(376) Mains		3,531,686	287,325	121,182	3,940,193	66
67	(377) Compressor Station Equipment		0			0	67
68	(378 & 379) Meas. & Reg. Station Equipment		75,495	5,985	(109)	81,371	68
69	(380) Services		2,453,378	469,149	(170,125)	2,752,402	69
70	(381-384) Meters & House Regulators		1,071,974	70,551	15,321	1,157,845	70
71	(385) Ind. Meas. & Reg. Station Equipment		0			0	71
72	(386 & 387) Other Prop & Equipment		(255)	219	6	(30)	72
73	(388) Aseet Retirement Costs....		0				73
74	Total Distribution Plant (Lns. 64 - 73)		$ 7,146,110	$ 834,039	$ (33,681)	$ 7,946,468	74
	General Plant						
75	(389) Land & Land Rights		$ 0	$		$ 0	75
76	(390) Structures and Improvements		439,606	30,579	7,781	477,966	76
77	(391) Office Furniture & Equipment		58,849	9,796	1,870	70,515	77
78	(392) Transportation Equipment		152,465	16,167	(35,664)	132,968	78
79	(393-396) Stores, Tools, Lab. & Power Equip		29,034	3,785	54	32,873	79
80	(397) Communication Equipment		19,885	3,332	131	23,348	80
81	(398-399) Misc. & Other Equipment		7,405	465	131	8,001	81
82	(399.1 Aseet Retirement Costs....						82
83	Total General Plant (Lns. 75 through 82)		$ 707,244	$ 64,124	$ (25,697)	$ 745,671	83
84	**TOTAL ACCUM. DEPRECIATION - TEXAS** (Lines 1 & 2 & 22 & 32 & 45 & 53 & 54 & 63 & 74 & 83)		$ 8,123,851	$ 981,540	$ (55,610)	$ 9,049,781	84
	All Other Areas						
85	(301-363) Int., Prod., & Storage Plant		$ 10,698,694	$ 3,537,240	2,846	$ 14,238,780	85
86	(365-372) Transmission Plant		0			0	86
87	(374-388) Distribution Plant		345,303,765	36,400,339	(19,878,662)	361,825,442	87
88	(389-399) General Plant		47,264,043	4,372,043	(898,827)	50,737,259	88
89	**TOTAL DEPR.-- ALL AREAS** (Lns. 84 - 88)		$ 411,390,353	$ 45,291,162	$ (20,830,253)	$ 435,851,262	89

Line 89(f) must equal amount for Acct. 108 included on Page 12, Line 9(c)

See Footnote Data pg. 43

REVENUES & EXPENSES FROM NONUTILITY OPERATIONS (Acct. 417 & 417.1)

Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Acct. 417 Revenue (b)	Acct. 417.1 Expenses (c)	Net Income (Col. b less c) (d)	Ln. No.
1	Other Non-Utility Sales & Services:	$ 36,431	(27)	$ 36,404	1
2	ie: Salary & Wages, Employee Related Expense,			0	2
3	M&S Expenses, Contract & Services Expense,etc...			0	3
4					4
5					5
6					6
7					7
8	TOTALS	$ 36,431	$ (27)	$ 36,404	8

(Col. (b) and (c) above must equal Page 10. Line 26)

MISCELLANEOUS NONOPERATING INCOME (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	None	$	9
10			10
11			11
12			12
13			13
14			14
15			15
16	TOTAL (Must equal p.10, ln. 30)	$ 0	16

INTEREST AND DIVIDEND INCOME (Acct. 419)

Line No.	Security oR Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Line No.
1	Interest Income - Associated Company		$ 1,189,095	1
2	Interest Income		112,391	2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ 1,301,486	8
9	Less total expenses applicable to above		0	9
10	Net Interest and Dividend Income, before taxes		$ 1,301,486	10

(Line 10 above must equal Page 10, Line 29)

EXTRAORDINARY INCOME (Acct. 434)

Report details of items included in Acct. 434.

Line No.	Description (a)	Amount (b)	Line No.
11	None	$ 0	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (must equal Page 11, Line 54)	$ 0	18

RECONCILIATION OF GAS UTILITY TAX (Tex. Util.Code, Section 122.102) For The Year 2003

Activity Reported on Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	**TOTAL GROSS RECEIPTS ***	$ 4,387,100	$ 1,973,688	$ 2,762,255	$ 4,870,536	$ 13,993,579	1
2	Less Non-Taxable Receipts	4,374,856	1,964,339	2,759,964	4,851,453	13,950,612	2
3	Less Deductions	0		0	0	0	3
4	Total Taxable Gross Income	12,244	9,349	2,291	19,083	42,967	4
5	Multiplied by Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	61	47	12	95	215	6
7	Adjustments for Over/Under Payments	0	0	0	0	0	7
8	Net Tax Due	61	47	12	95	215	8
9	Late Penalty	5	0	0	10	15	9
10	Interest	0	0	0	0	0	10
11	**TOTAL AMOUNT PAID**	$ 66	$ 47	$ 12	$ 105	$ 230	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

Reconciliation: All sales and transportation revenues reported on pages 30, 31, 32, 33, 36 and 37 should equal the Total Gross Receipts on Line 1 above. If not, please reconcile.

Reconciliation of Total Gross Receipts from Page 24

Description	Totals	Gross Receipts Per Utility Tax Reports	Variance
Residental Revenue	$ 8,181,123		
Commercial / Industrial Revenue	$ 5,769,489		
Transportation Revenue	$ 42,967		
Total Gross Receipts	$ 13,993,579	$ 13,993,579	$ -
Sale of Respondents Own Production - Page 30	$ -		
Gathering and Transmission Gas Sales -Page 31	$ -		
Revenue From Transportation - Page 32	$ 42,967		
Other Gas Revenues-Storagr Fees-Page 33 (ln 1)	$ 11,687		
Billed Operating Revenues - Page 36 (Ln 8, (d))	$ 15,180,098		
Unbilled Revenue - Page 25 (Ln 9, (b))	$ (1,229,486)		
Total Gross Receipts - Other Pages	$ 14,005,266		
VARIANCE	$ (11,687)		

GAS OPERATING REVENUE AND EXPENSES

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING REVENUES			
	Sales of Gas			
1	(480) Residential Sales	$ 9,229,959	$ 435,357,951	1
2	(481) Sm. Commercial and Industrial Sales	5,950,139	235,496,211	2
3	(481) Lg. Commercial and Industrial Sales			3
4	(482) Other Sales to Public Authorities			4
5	(483) Sales for Resale			5
6	(484) Interdepartmental Sales			6
7	(485) Intracompany Transfers			7
8	Unbilled Revenue' (if any, report here only, and Footnote)	(1,229,486)	21,244,807	8
9	Total Sales of Gas (Line 1 thru 8)	$ 13,950,612	$ 692,098,968	9
	Other Operating Revenues			
10	(487) Forfeited Discounts	$ 148,448	$ 7,278,759	10
11	(488) Miscellaneous Service Revenues	195,095	8,246,055	11
12	(489.1-3) Revenues from Transportation. . . (G, T & D)	(4,567)	9,868,844	12
13	(489.4) Reveneus from Storing Gas of Others			13
14	(490) Sales of Products Extracted from Natural Gas			14
15	(491) Revenues from Natural Gas Processed by Others			15
16	(492) Incidental Gasoline and Oil Sales			16
17	(493) Rent from Gas Property	0	38,006	17
18	(494) Interdepartmental Rents			18
19	(495) Other Gas Revenues	11,687	566,089	19
20	(496) Provision for Rate Refunds			20
21	Total Other Operating Revenue (Line 10 thru 20)	$ 350,663	$ 25,997,753	21
22	**TOTAL OPERATING REVENUES** (Line 9 plus 21)	$ 14,301,275	$ 718,096,721	22
	OPERATION & MAINTENANCE EXPENSES			
	Manufactured Gas Production Expenses			
23	(700-742) Steam and Manufactured Gas Expenses	$	$	23
	Natural Gas Production Exp. - Prod. & Gathering			
24	(750) Operation Supervision and Engineering	$	$	24
25	(751) Production Maps and Records			25
26	(752) Gas Wells Expenses			26
27	(753) Field Lines Expenses			27
28	(754) Field Compressor Station Expenses			28
29	(755) Field Compressor Station Fuel and Power			29
30	(756) Field Measuring and Regulating Station Expenses			30
31	(757) Purification Expenses			31
32	(758) Gas Wells Royalties			32
33	(759) Other Expenses			33
34	(760) Rents			34
35	(761) Maintenance Supervision and Engineering			35
36	(762) Maintenance of Structures and Improvements			36
37	(763) Maintenance of Producing Wells			37
38	(764) Maintenance of Field Lines			38
39	(765) Maintenance of Field Compressor Station Equip.			39
40	(766) Maintenance of Field Meas. and Reg. Station Equip.			40
41	(767) Maintenance of Purification Equipment			41
42	(768) Maintenance of Drilling and Cleaning Equipment			42
43	(769) Maintenance of Other Equipment			43
44	Total Prod & Gathering Expenses (Lns. 24 - 43)	$ 0	$ 0	44

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Natural Gas Production Expense - Products Extraction			
45	(770) Operation Supervision & Engineering	$	$	45
46	(771) Operation Labor			46
47	(772) Gas Shrinkage			47
48	(773) Fuel			48
49	(774) Power			49
50	(775) Materials			50
51	(776) Operation Supplies and Expenses			51
52	(777) Gas Processed by Others			52
53	(778) Royalties on Products Extracted			53
54	(779) Marketing Expenses			54
55	(780) Products Purchased for Resale			55
56	(781) Variation in Products Inventory			56
57	(782) Extracted Products Used by the Utility - Credit			57
58	(783) Rents			58
59	(784) Maintenance Supervision and Engineering			59
60	(785) Maintenance of Structures and Improvements			60
61	(786) Maintenance of Extraction and Refining Equipment			61
62	(787) Maintenance of Pipe Lines			62
63	(788) Maintenance of Extracted Products Storage Equip.			63
64	(789) Maintenance of Compressor Equipment			64
65	(790) Maintenance of Gas Measuring and Reg. Equipment			65
66	(791) Maintenance of Other Equipment			66
67	Total Products Extraction Expenses (Lns. 45 - 66)	$ 0	$ 0	67
	Exploration and Development Expenses			
68	(795) Delay Rentals	$	$	68
69	(796) Nonproductive Well Drilling			69
70	(797) Abandoned Leases			70
71	(798) Other Exploration			71
72	Total Exploration & Development Exp. (lns. 68 Thru 71)	$ 0	$ 0	72
	Other Gas Supply Expenses			
73	(800) Natural Gas Well Head Purchases	$	$	73
74	(800.1) Nat. Gas Well Head Pur., Intracompany Transfers			74
75	(801) Natural Gas Field Line Purchases			75
76	(802) Natural Gas Gasoline Plant Outlet Purchases			76
77	(803) Natural Gas Transmission Line Purchases	2,105,180	123,691,928	77
78	(804) Natural Gas City Gate Purchases	12,365,835	397,904,778	78
79	(804.1) Liquified Natural Gas Purchases			79
80	(805) Other Gas Purchases	0	(3,361)	80
81	(805.1) Purchased Gas Cost Adjustments	(13,217,445)	3,848,693	81
82	(806) Exchange Gas			82
83	(807) Purchases Gas Expenses			83
84	(808.1) Gas Withdrawn from Storage - Debit	1,277,218	71,952,431	84
85	(808.2) Gas Withdrawn from Storage - Credit	(1,849,298)	(114,140,310)	85
86	(809.1) Withdrawels of LNG held for Processing-Debit			86
87	(809.2) Deliveriesof Nat. Gas for Processing - Credit			87
88	(810) Gas Used for Compressor Station Fuel - Credit			88
89	(811) Gas Used for Products Extraction - Credit			89

GAS OPERATING REVENUE AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Other Gas Supply Expenses (continued)			
90	(812) Gas Used for Other Utility Operations - Credit	$	$	90
91	(813) Other Gas Supply Expenses			91
92	Total Other Gas Supply Expenses (Lns. 73 thru 91)	$ 681,490	$ 483,254,159	92
	Underground Storage Expenses			
93	(814) Operation Supervision and Engineering	$	$	93
94	(815) Maps and Records			94
95	(816) Wells Expenses			95
96	(817) Lines Expenses			96
97	(818) Compressor Station Expenses			97
98	(819) Compressor Station Fuel and Power			98
99	(820) Measuring and Regulation Station Expenses			99
100	(821) Purification Expenses			100
101	(822) Exploration and Development			101
102	(823) Gas Losses			102
103	(824) Other Expenses			103
104	(825) Storage Wells Royalties			104
105	(826) Rents			105
106	(830) Maintenance Supervision and Engineering			106
107	(831) Maintenance of Structures and Improvements			107
108	(832) Maintenance of Reservoirs and Wells			108
109	(833) Maintenance of Lines			109
110	(834) Maintenance of Compressor Station Equipment			110
111	(835) Maintenance of Measuring and Reg. Station Equip.			111
112	(836) Maintenance of Purification Equipment			112
113	(837) Maintenance of Other Equipment			113
114	Total Undergrnd. Storage Exp. (Lns. 93 thru 113)	$ 0	$ 0	114
	Other Storage Expenses			
115	(840) Operation Supervision and Engineering	$	$	115
116	(841) Operation Labor and Expenses			116
117	(842) Rents			117
118	(842.1) Fuel			118
119	(842.2) Power			119
120	(842.3) Gas losses			120
121	(843.1) Maintenance Surpervision and Engineering			121
122	(843.2) Maintenance of Structures and Improvements			122
123	(843.3) Maintenance of Gas Holder			123
124	(843.4) Maintenance of Purification Equipment			124
125	(843.5) Maintenance of Liquefaction Equipment			125
126	(843.6) Maintenance of Vaporizing Equipment			126
127	(843.7.1) Maintenance of Compressor Equipment			127
128	(843.8) Maintenance of Measuring and Regulating Equipment			128
129	(843.9) Maintenance of Other Equipment			129
130	Total Other Storage Expenses (Lns. 115 through 129)	0	0	130
	LNG Terminaling & Processing Expenses			
131	(844-846) 'LNG related OPERATION expenses'			131
132	(847.1 -.8) 'LNG related MAINTENANCE expenses'			132
133	Total LNG Terminaling & Proc. Exp. (Line 131 & 132)	$ 0	$ 0	133

GAS OPERATING REVENUE AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Transmission Expenses			
134	(850) Operation Supervision and Engineering	$	$	134
135	(851) System Control and Load Dispatching			135
136	(852) Communications System Expenses			136
137	(853) Compressor Station Labor and Expenses			137
138	(854) Gas for Compressor Station Fuel			138
139	(855) Other Fuel and Power for Compressor Stations			139
140	(856) Mains Expenses			140
141	(857) Measuring and Regulation Station Expenses			141
142	(858) Transmission and Compression of Gas by Others			142
143	(859) Other Expenses			143
144	(860) Rents			144
145	(861 - 867) Maintenance Accounts - 'Grouped'			145
146	Total Transmission Expenses (Line 134 through 145)	$ 0	$ 0	146
	Distribution Expenses			
147	(870) Operation Supervision and Engineering	$ 133,992	4,342,667	147
148	(871) Distribution Load Dispatching	11,983	729,302	148
149	(872) Compressor Station Labor and Expenses	0	0	149
150	(873) Compressor Station Fuel and Power			150
151	(874) Mains and Services Expenses	451,843	4,061,428	151
152	(875) Measuring and Regulation Station Exp. - General	0	0	152
153	(876) Measuring and Regulation Station Exp. - Industrial	62,727	570,575	153
154	(877) Meas. and Reg. Station Exp. - City Gate	0	16,298	154
155	(878) Meter and House Regulator Expenses	140,871	7,029,287	155
156	(879) Customer Installatoins Expenses	64,452	4,275,336	156
157	(880) Other Expenses	916,932	10,591,216	157
158	(881) Rents	102	6,620	158
159	(885) Maintenance Supervision and Engineering	13,199	914,760	159
160	(886) Maintenance of Structures and Improvements	0	0	160
161	(887) Maintenance of Mains	177,043	13,007,091	161
162	(888) Maintenance of Compressor Station Equipment			162
163	(889) Maintenance of Meas. and Reg. Station Equip. - General	2,822	529,070	163
164	(890) Maintenance of Meas. and Reg. Station Equip. Industrial	1,856	305,467	164
165	(891) Maintenance of Meas. and Reg. Station Equip. - City Gate	(76)	31,367	165
166	(892) Maintenance of Services	45,005	2,926,145	166
167	(893) Maintenance of Meters and House Regulators	(237)	234,306	167
168	(894) Maintenance of Other Equipment	6,296	514,475	168
169	Total Distribution Expenses (lns. 147 through 168)	$ 2,028,810	$ 50,085,410	169
	Customer Accounts Expenses			
170	(901) Supervision	40,789	1,514,282	170
171	(902) Meter Reading Expenses	111,707	5,875,745	171
172	(903) Customer Records and Collection Expenses	531,561	22,799,798	172
173	(904) Uncollectible Accounts	110,685	6,167,593	173
174	(905) Miscellaneous Customer Accounts Expenses	25,369	1,178,309	174
175	Total Customer Accounts Expenses (Line 170 thru 174)	$ 820,111	37,535,727	175

GAS OPERATING REVENUE AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Customer Service and Informational Expenses			
176	(907) Supervision	$	$	176
177	(908) Customer Assistance Expenses	0	0	177
178	(909) Informational & Instruction Advertising Exp.	133	5,863	178
179	(910) Misc. Customer Service & Informational Expenses	11,168	154,009	179
180	Total Cust. Service & Inform. Exp. (Line 176 thru 179)	$ 11,301	$ 159,872	180
	Sales Expenses			0
181	(911) Supervision	0	0	181
182	(912) Demonstrating and Selling Expenses			182
183	(913) Advertising Expenses	51	2,523	183
184	(916) Miscellaneous Sales Expenses	8,817	389,371	184
185	Total Sales Expenses (Line 181 thru 184)	$ 8,868	$ 391,894	185
	Administrative and General Expenses			
186	(920) Administrative and General Salaries	$ 39,494	$ 5,569,656	186
187	(921) Office Supplies and Expenses	11,918	(1,355,076)	187
188	(922) Administrative Expenses Transferred - Credit			188
189	(923) Outside Services Employed	30,847	416,382	189
190	(924) Property Insurance	684	28,939	190
191	(925) Injuries and Damages	35,872	1,649,685	191
192	(926) Employee Pensions and Benefits	1,081,049	22,337,654	192
193	(927) Franchise Requirements	0	0	193
194	(928) Regulatory Commission Expenses	0	886,049	194
195	(929) Duplicate Charges - Credit			195
196	(930.1) Goodwill Advertising Expense	2,119	435,272	196
197	(930.2) Miscellaneous General Expense	323,477	14,607,019	197
198	(931) Rents	6,628	(889,386)	198
199	(932) Maintenance of General Plant	67,306	4,233,862	199
200	Total Admin. & General Expenses (Line 186 thru 199)	$ 1,599,394	$ 47,920,056	200
201	Total Operation & Maintenance Expenses (Lines 23, 44, 67, 72, 92, 114, 130, 133, 146, 169, 175, 180, 185 & 200)	$ 5,149,974	$ 619,347,118	201
	Other Operating Expenses			
202	(403-403.1) Depreciation Expense*	$ 872,977	$ 40,054,299	202
203	(404-407.2) Combined Amortization Expenses	83,322	3,689,823	203
204	(407.3-4) Regulatory Debits and Credits			204
205	(408.1) Taxes Other Than Income Taxes	639,068	25,290,474	205
206	(409.1) Income Taxes	7,761,455	(4,438,562)	206
207	(410.1) Provisions for Deferred Income Taxes	(4,409,010)	8,248,807	207
208	(411.1) Provision for Deferred Income Taxes - Credit			208
209	(411.4) Investment Tax Credit Adj. - Utility Operations			209
210	(411.6-7) Gains/Losses from Disposition of Utility Plant			210
211	(411.10) Accretion Expense			211
212	Total Other Operating Expenses (Line 202 thru 211)	$ 4,947,812	$ 72,844,841	212
213	TOTAL OPERATING EXPENSES (Line 201 plus 212)	$ 10,097,786	$ 692,191,959	213
214	NET GAS OPERATING INCOME (Line 22 minus Line 213)	$ 4,203,489	$ 25,904,762	214

* If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

RESPONDENT'S OWN PRODUCTION IN TEXAS (ACCT. 758)

In columnar form give the following information for all gas produced by the respondent in Texas.

Line No.	RRC Lease ID. No. If Casinghead Gas or RRC Well ID. No. If Gas Well Gas (a)	Volume Mcf (b)	Annual Cost (c)	Line No.
1	NONE		$	1
2				2
3				3
4				4
5				5
6				6
7				7
8	TOTAL		$ -	8

SALE OF RESPONDENT'S OWN PRODUCTION IN TEXAS (Accts. 480-484)

Report the following information **by RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. **In col. (c), not affiliates with an asterisk (*).** In col. (d), show average Btu per cubic foot in parenthses below each volume.

Line No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume - Mcf (Btu/cf) (d)	Annual Revenue (e)	Line No.
9			NONE	Btu/Cf( )	$	9
10				Btu/Cf( )		10
11				Btu/Cf( )		11
12				Btu/Cf( )		12
13				Btu/Cf( )		13
14				Btu/Cf( )		14
15				Btu/Cf( )		15
16	TOTAL				$	16

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS (Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*)**. Report volumes in Mcf (at 14.65 p.s.i.a and 60 degrees Farenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume - Mcf (Btu/Cf) (d)	Annual Cost (e)	Line No.
1			(SEE ATTACHED SCHEDULE)	Btu/Cf( )		1
2				Btu/Cf( )		2
3				Btu/Cf( )		3
4				Btu/Cf( )		4
5				Btu/Cf( )		5
6				Btu/Cf( )		6
7	TOTAL			2,021,598	$ 14,471,015	7

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S adn 481L. **In col. (c), note affiliates with an asterisk (*)**. In col. (d), show average Btu per cubic foot in parentheses below total volume.

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume - Mcf (Btu/cf) (d)	Annual Revenue (e)	Line No.
8			NONE	Btu/Cf( )	$	8
9				Btu/Cf( )		9
10				Btu/Cf( )		10
11				Btu/Cf( )		11
12				Btu/Cf( )		12
13				Btu/Cf( )		13
14	TOTAL				$	14

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(Accts. 800-804)

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume - Mcf (Btu/Cf) (d)	Annual Cost (e)	Line No.
1	803		TRSP CASHOUT	1,131	$ 7,237	1
2	803		CEGT TRANSPOSTATION		2,097,943	2
3						3
4						4
5						5
6						6
7						7
8						8
9						9
10						10
11						11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20						20
21						21
22						22
23						23
24						24
25						25
26						26
27						27
28						28
29						29
30						30
31						31
32						32
33						33
34						34
35						35
36						36
37						37
38			TOTAL PURCHASES ACCT 803 IN TEXAS	1,131	$ 2,105,180	38

Please see footnote data pg. 43

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS (Accts. 800-804)

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume - Mcf (Btu/Cf) (d)	Annual Cost (e)	Line No.
1	804	E-AQUILAMERCHA-T-01 & 02	AQUILA ENERGY MARKETING	11,537	$ 44,052	1
2	804	E-BP ENERGY-T-01	BP	596,817	3,253,603	2
3	804	E-CINERGY-T-01	CINERGY	5,096	26,591	3
4	804	E-COKINOS NAT-T-01	COKINOS	8,172	45,427	4
5	804	P-CONOCO-T-01	CONOCO PHILIPS	124,278	674,843	5
6	804	E-CROSSTIMER-T-01	CROSS TIMBERS	1,457	7,650	6
7	804	E-DUKE-T-01	DUKE ENERGY	21,093	122,052	7
8	804	E-DYNERGYMKTIP2-T-01	DYNEGY INC.	20,013	178,209	8
9	804	E-EAGLE ENERGY-T-01	EAGLE ENERGY	15,793	85,791	9
10	804	E-EGRC-T-03	EGRC	329,094	1,919,505	10
11	804	E-KINDER MORGAN-T-01	KINDER MORGAN	28,856	162,082	11
12	804	E-MARATHON OIL-T-01 & 02	MARATHON OIL COMPANY	151,394	887,485	12
13	804	E-MEM-T-01	MEM	27,137	158,700	13
14	804	E-MURPHY-T-01	MURPHY OIL	8,408	51,313	14
15	804	E-OG&E-T-01	OG&E	11,690	54,157	15
16	804	E-ONEOK ENERGY-T-01 & 02	ONEOK ENERGY MKTG & TRADING CO	153,849	867,414	16
17	804	1101018	REGT	(6,006)	(21,734)	17
18	804	E-RES-T-02	RES	177,053	858,933	18
19	804	E-SEI ENERGY-T-01	SEI	531	2,465	19
20	804	E-SEMINOLE-T-01	SEMINOLE ENERGY	12,945	68,024	20
21	804	E-S WEST ENERG-T-01	SOUTHWESTERN ENERGY	844	4,935	21
22	804	E-TENASKA-T-O1	TENASKA	156,311	811,551	22
23	804	E-TEXLA-T-01	TEXLA ENERGY	46,929	228,198	23
24	804		THIRD PARTY ESTIMATE ADJUSTMENT	117,176	1,874,589	24
25						25
26						26
27						27
28						28
29						29
30						30
31						31
32						32
33						33
34						34
35						35
36			TOTAL ACCOUNT 804 IN TEXAS	2,020,467	$ 12,365,835	36
37			TOTAL PURCHASES ACCTS. 800-804 IN TEXAS	2,021,598	$ 14,471,015	37

REVENUE FROM TRANSPORTATION OF GAS OF OTHERS IN TEXAS (Acct. 489.1 - 489.3)

Report the following for Account 489.1 -3 **by RRC tariff**. In columns (e) and (f) all volumes must be shown in Mcf (at 14.65 p.s.i.a. and 60 degrees Farenheit). In column (c) **note affiliates with an asterick(*)**. In column (d), identify, wherever possible, the type(s) of service available under the contract using the following codes: T=transporation; G=gathering; N=NGPA Sec. 311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transporation service O=other(explain in footnote). If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues. In column (a) indicate the appropriate sub-account of Acct 489, using numbers shown at bottom of this page.

Line No.	Sub Acct. (a)	Tariff No. or FERC Docket No. (b)	Customer Name or RRC Customer ID No. (c)	Type (d)	Volume (Mcf) Received (d)	Volume (Mcf) Delivered (e)	Annual Revenue (f)	Amount Per MCF (g)	Line No.
1	489.3	TN-5618-DT-12	CI-5618-DT-17	T	35,585	35,585	$ 42,967	$ 1.207	1
2	489.3				-	-	(47,534)		2
3					-	-	-		3
4					-	-	-		4
5					-	-	-		5
6					-	-	-		6
7					-	-	-		7
8					-	-	-		8
9					-	-	-		9
10					-	-	-		10
11					-	-			11
12					-	-	-		12
13		TOTAL			35,585	35,585	$ (4,567)	$ (0.128)	13

Please see footnote data pg 43

Sub-Accounts to Account 489:

489.1 Revenue from Transportation of Gas of Others through Gathering Facilities.
489.2 Revenue from Transportation of Gas of Others through Transmission Facilities.
489.3 Revenue from Transportation of Gas of Others through Distribution Facilities.

For Storage Revenues see Account 489.4, on Page 33.

Revenue From Storing Gas of Others (Account 489.4)

Report below, by RRC Tariff, all storage for a fee activity during the year.
In column (b) note affiliates with an asterisk (*).

Line No.	Tariff Number (a)	Customer Name or RRC customer ID No. (b)	Amount (c)	Line No.
1		None	$	1
2				2
3				3
4				4
5				5
6				6
7	TOTAL Revenue From Storage (must equal Page 25, Line 13)		$ 0	7

OTHER GAS REVENUES (Account. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Line No.	Description of Operations: (a)		Amount (b)	Line No.
8	Gains on Settlements of Imbalance Receivables and Payables (must subaccount)		$	8
9	Revenues from Penalties in Tariffs, including Penalties from Cash-Out Settlements			9
10	Brokerage Commissions			10
11	Billing, Engineering Services, etc.			11
12	Dehydration & Processing Fees			12
13	Other (describe):	Taxes Collection Fees	747	13
14	Other (describe):	Other Operating - EDIT	10,940	14
15	Other (describe):	Other Opearing - Wireless		15
16	Other (describe):			16
17		TOTAL (Must equal p. 25 Ln 19)	$ 11,687	17

Note: Amount on Lines 8 and 9 are to be set up in subaccounts to Account 495.

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Entire Company

TOTAL - ALL LOCATIONS							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (Acct. 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	616,502	41,478,343	$ 435,357,951	$ 4,723,628	$ 440,081,579	1
2	(481) Sm. Commercial and Industrial	34,911	29,581,959	235,496,211	2,555,131	238,051,342	2
3	(481) Lg. Commercial and Industrial			0		0	3
4	(482) Other Sales to Pub Authorities					0	4
5	(483) Sales for Resale					0	5
6	Other (Specify)					0	6
7	Other (Specify)					0	7
8	TOTAL GAS SALES	651,414	71,060,302	$ 670,854,162	$ 7,278,759	$ 678,132,921	8
9	(488) Misc. Service Revenues			8,246,055		8,246,055	9
10	(489.3) Transport For a Fee	255	29,770,578	9,868,844		9,868,844	10
11	TOTAL OPERATING REVENUES	(Lines 8 thru 10)		$ 688,969,061	$ 7,278,759	$ 696,247,820	11

Line No.	Operating Expenses (a)	Mcf (b)	Amount (c)	Line No.
12	(800-804) Purchased Gas	76,302,418	$ 521,596,706	12
13	(858) Transportation By Others*		-	13
14	TOTAL GAS PURCHASED		$ 521,596,706	14
15	(805-813) Other Gas Supply Expenses		(38,342,547)	15
16	(870-894) Operations and Maintenance Expenses		50,085,410	16
17	(901-916) Customer Account and Sales Expenses		38,087,493	17
18	(920-932) Administrative F35 & General Expenses		47,920,056	18
19	(403-407.2) Depreciation and Amortization**		43,744,122	19
20	(408.1) Taxes Other Than Income Taxes		25,290,474	20
21	(409.1) Income Taxes**		(4,438,562)	21
22	(410.1-411.1) Net Deferred Income Taxes **		8,248,807	22
23	Other 'Other Operating Expenses' - Combined			23
24	TOTAL OPERATING EXPENSES (Lns. 14c through 23c)		$ 692,191,959	24
25	NET OPERATING INCOME (Ln. 11f minus Ln. 24c)		$ 4,055,861	25

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03		Period: 07/1/02 to 06/30/03		Line No.
		Volumes (Mcf) (b)	Amount (c)	Volumes (Mcf) (d)	Amount (e)	
26	Total Gas Purchased & Transportation Receipts	106,072,996	$ 521,596,706	109,173,160	$ 433,343,064	26
27	Less: Total Gas Sales & Transport Deliveries	100,830,880		108,609,674		27
28	Company Used Gas	25,476		35,404		28
29	Other (Specify)	3,713,055		762,223		29
30	Unaccounted for Gas	1,503,585		(234,141)		30
31	Percentage Lost & Unacct. For (Ln. 30 / Ln. 26)	1%		0%		31

See Footnote Data pg. 43

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Entire Company (Continued)

INCORPORATED							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
32	(480) Residential			$	$	$	32
33	(481) Sm. Comm. and Industrial						33
34	(481) Lg. Comm and Industrial		See Footnote Data pg 43				34
35	(482) Other Sales to Pub Auth.						35
36	(483) Sales for Resale						36
37	Other (Specify)						37
38	Other (Specify)						38
39	TOTAL GAS SALES - ENVIRONS			$	$	$	39
40	(488) Misc. Serv Revenues			$	$	$	40
41	(489.3) Transport For a Fee						41
42	TOTAL INCORPORATED REVENUE (Lines 39 thru 41)			$	$	$	42

UNINCORPORATED / ENVIRONS							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
43	(480) Residential			$	$	$	43
44	(481) Sm. Commercial and Industrial						44
45	(481) Lg. Commercial and Industrial						45
46	(482) Other Sales to Pub Authorities		See Footnote Data pg 43				46
47	(483) Sales for Resale						47
48	Other (Specify)						48
49	Other (Specify)						49
50	TOTAL GAS SALES - ENVIRONS			$	$	$	50
51	(488) Misc. Serv Revenues						51
52	(489.3) Transport For a Fee						52
53	TOTAL ENVIRONS REVENUES (Lines 50 thru 52)			$	$	$	53

TOTALS, ENTIRE COMPANY			
Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
57	(301 - 303) Intangible Plant	$ 22,788,833	57
58	(374 - 387) Distribution Plant	432,744,385	58
59	(389 - 399) General Plant	25,467,055	59
60	Other (Specify)		60
61	TOTAL NET UTILITY PLANT (Lns. 54 through 57)	$ 481,000,273	61

See Footnote Data pg. 43

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Texas Only

TOTAL - ALL TEXAS LOCATIONS

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	13,977	868,248	$ 9,229,959	$ 90,261	$ 9,320,220	1
2	(481) Sm. Comm. And Industrial	593	845,495	5,950,139	58,187	6,008,326	2
3	(481) Lg. Comm. And Industrial					-	3
4	(482) Other Sales to Pub Auth.						4
5	(483) Sales for Resale						5
6	Other (Specify)						6
7	Other (Specify)						7
8	TOTAL GAS SALES	14,570	1,713,743	$ 15,180,098	$ 148,448	$ 15,328,546	8
9	(488) Misc. Service Revenues			$ 195,095		$ 195,095	9
10	(489.3) Transport For a Fee (**See footnote data**)	1	35,585	42,967		42,967	10
11	TOTAL OPERATING REVENUES (Lines 8 thru 10)			$ 15,418,160	$ 148,448	$ 15,566,608	11

Line No.	Operating Expenses (a)	Mcf (b)	Amount (c)	Line No.
12	(800-804) Purchased Gas	2,021,598	$ 14,471,015	12
13	(858) Transportation By Others*		-	13
14	TOTAL GAS PURCHASED		$ 14,471,015	14
15	(805-813) Other Gas Supply Expenses		(13,789,525)	15
16	(870-894) Operations and Maintenance Expenses		2,028,810	16
17	(901-916) Customer Account and Sales Expenses		840,280	17
18	(920-932) Administrative and General Expenses		1,599,394	18
19	(403-407.2) Depreciation and Amortization**		956,299	19
20	(408.1) Taxes Other Then Income Tax		639,068	20
21	(409.1) Income Taxes**		7,761,455	21
22	(410.1-411.1) Net Deferred Income Taxes**		(4,409,010)	22
23	Other 'Other Operating Expenses' - Combined			23
24	TOTAL OPERATING EXPENSES (Lns. 14c through 23c)		$ 10,097,786	24
25	**NET OPERATING INCOME (Ln. 11f minus Ln. 25c)**		$ 5,468,822	25

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03		Period: 07/1/02 to 06/30/03		Line No.
		Volumes (Mcf) (b)	Amount (c)	Volumes (Mcf) (d)	Amount (e)	
26	Total Gas Purchased & Transportation Receipts	2,057,183	$ 14,471,015	2,590,194	$ 11,187,462	26
27	Less: Total Gas Sales & Transport Deliveries	1,749,328		2,237,849		27
28	Company Used Gas	-		0		28
29	Other (Specify)	19,944		87,122		29
30	Unaccounted for Gas	287,911		265,223		30
31	Percentage Lost & Unacct. For (Ln. 30 / Ln. 26)	14%		10%		31

See Footnote Data pg. 43

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Texas Only (Continued)

INCORPORATED

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
32	(480) Residential	12,554	791,223	$ 8,411,148	$ 82,254	$ 8,493,402	32
33	(481) Sm. Commercial and Industrial	547	781,873	5,502,401	53,809	5,556,210	33
34	(481) Lg. Commercial and Industrial					0	34
35	(482) Other Sales to Pub Auth.					0	35
36	(483) Sales for Resale					0	36
37	Other (Specify)					0	37
38	Other (Specify)						38
39	TOTAL GAS SALES	13,101	1,573,096	$ 13,913,549	$ 136,063	$ 14,049,612	39
40	(488) Misc. Serv Revenues			$ 178,817	$	$ 178,817	40
41	(489.3) Transport For a Fee	1	35,585	42,967		42,967	41
42	TOTAL INCORPORATED REVENEUS (Lines 39 thru 41)			$ 14,135,333	$ 136,063	$ 14,271,396	42

UNINCORPORATED / ENVIRONS

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
43	(480) Residential	1,423	77,025	$ 818,811	$ 8,007	$ 826,818	43
44	(481) Commercial	46	63,622	447,738	4,378	452,116	44
45	(481) Industrial					0	45
46	(482) Other Sales to Pub Authorities						46
47	(483) Sales for Resale						47
48	Other (Specify)						48
49	Other (Specify)						49
50	TOTAL GAS SALES - ENVIRONS	1,469	140,647	$ 1,266,549	$ 12,385	$ 1,278,934	50
51	(488) Misc. Serv Revenues			$ 16,278	$	$ 16,278	51
52	(489.3) Transport For a Fee	0	0	0	0	0	52
53	TOTAL ENVIRONS REVENUES (Lines 50 thru 52)			$ 1,282,827	$ 12,385	$ 1,295,212	53

TOTALS, ALL TEXAS LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
54	(301 - 303) Intangible Plant	$ 459,659	54
55	(374 - 387) Distribution Plant	9,393,594	55
56	(389 - 399) General Plant	277,108	56
57	Other (Specify):		57
58	TOTAL NET UTILITY PLANT (Lns. 54 through 57)	$ 10,130,361	58

See Footnote Data pg. 43

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

INDEX OF TEXAS DISTRIBUTION TOWNS AND LOCATIONS

2003

Town or Location	District or Zone	Page #		
Nash	Texarkana	38-1	-	39-1
Redwater	Texarkana	38-2	-	39-2
Texarkana	Texarkana	38-3	-	39-3
Wake Village	Texarkana	38-4	-	39-4

Effective January 1, 2002, CenterPoint Energy Entex began serving customers of CenterPoint Energy Arkla in Texas (except for customers in the Texarkana, Texas service area). The decision to "transfer" these customers was based on operational and customer service considerations.

DISTRIBUTION SYSTEM OPERATIONS

Nash
Town or Location

Texarkana/Louisiana & Texas
District/Division/Zone

Bowie
County/Counties

NOTE: A separate set of pages must be filled out for each *town or location. If more than ten (10) locations, provide an* alphabetical index.

Note: If more than two (2) gas suppliers or one transporter complete all details on a Page 40

TOTALS, THIS LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	566	40,762	$ 433,324	$ 4,237	$ 437,561	1
2	(481) Sm. Commercial and Industrial	21	21,116	148,602	1,453	150,055	2
3	(481) Lg. Commercial and Industrial					0	3
4	(482) Other Sales to Pub Authorities					0	4
5	(483) Sales for Resale					0	5
6	Other (Specify)					0	6
7	Other (Specify)					0	7
8	TOTAL GAS SALES	587	61,878	$ 581,926	$ 5,690	$ 587,616	8
9	(488) Misc. Service Revenues			7,479		7,479	9
10	(489.3) Transport For a Fee	0	0	0		0	10
11	TOTAL OPERATING REVENUE (Lines 8 thru 10)			$ 589,405	$ 5,690	$ 595,095	11

Line No.	Operating Expenses (a)	Mcf (b)	(c)	Amount (d)	Line No.
12	(800-804) Purchased Gas	72,994	Based on average value of gas purchased	$ 522,504	12
13	(800-804) Purchased Gas	0		0	13
14	(858) Transportation By Others*	0		0	14
15	TOTAL GAS PURCHASED	72,994		$ 522,504	15
16	(805-813) Other Gas Supply Expenses			(555,515)	16
17	(870-894) Operations and Maintenance Expenses			81,731	17
18	(901-916) Customer Account and Sales Expenses			33,851	18
19	(920-932) Administrative and General Expenses			64,432	19
20	(403-407.2) Depreciation and Amortization**			38,525	20
21	(408.1) Taxes Other Than Income Taxes			25,745	21
22	(409.1) Income Taxes**			312,672	22
23	(410.1-411.1) Net Deferred Income Taxes**			(177,618)	23
24	Other 'Other Operating Expense' - Combined			0	24
25	TOTAL OPERATING EXPENSES (Lines 15d through 24d)			$ 346,327	25
26	NET OPERATING INCOME (Line 11f minus Line 25d)			$ 248,768	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/02 to 06/30/03 Volumes (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	72,994	$ 522,504	91,621	$ 403,945	27
28	Less: Total Gas Sales & Transport Deliveries	61,878		79,158		28
29	Company Used Gas	0		0		29
30	Other (Specify)	720		3,082		30
31	Unaccounted for Gas	10,396		9,381		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	14%		10%		32

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858. In the event of multiple transporters for each sellers, see Page 40

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) **Town/Location:** Nash

Line No.	Operating Revenue (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	INCORPORATED						
	Gas Sales:						
33	(480) Residential	565	40,690	$ 432,559	$ 4,230	$ 436,789	33
34	(481) Sm. Commercial and Industrial	20	20,362	143,295	1,401	144,696	34
35	(481) Lg. Commercial and Industrial					0	35
36	(482) Other Sales to Pub Authorities					0	36
37	(483) Sales for Resale					0	37
38	Other (Specify)					0	38
39	Other (Specify)					0	39
40	TOTAL GAS SALES - INCORP.	585	61,052	$ 575,854	$ 5,631	$ 581,485	40
41	(488) Misc. Serv Revenues			$ 7,401	$	$ 7,401	41
42	(489.3) Transport For a Fee	0	0	0		0	42
43	TOTAL INCORPORATED REVENUES (Lines 40 thru 42)			$ 583,255	$ 5,631	$ 588,886	43

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes MCF (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	UNINCORPORATED / ENVIRONS						
	Gas Sales:						
44	(480) Residential	1	72	$ 765	$ 7	$ 772	44
45	(481) Sm. Commercial and Industrial	1	754	5,307	52	5,359	45
46	(481) Lg. Commercial and Industrial					0	46
47	(482) Other Sales to Pub Authorities					0	47
48	(483) Sales for Resale					0	48
49	Other (Specify)					0	49
50	Other (Specify)					0	50
51	TOTAL GAS SALES - ENVIRONS	2	826	$ 6,072	$ 59	$ 6,131	51
52	(488) Misc. Serv Revenues			$ 78	$	$ 78	52
53	(489.3) Transport For a Fee	0	0	0		0	53
54	TOTAL ENVIRONS REVENUES (Lines 51 thru 53)			$ 6,150	$ 59	$ 6,209	54

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
	TOTAL, THIS LOCATION		
55	(301 - 303) Intangible Plant	$ 18,517	55
56	(374 - 387) Distribution Plant	378,423	56
57	(389 - 399) General Plant	11,163	57
58	Other (Specify)	0	58
59	TOTAL NET UTILITY PLANT (Lns. 55 through 88)	$ 408,103	59

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

DISTRIBUTION SYSTEM OPERATIONS

Redwater
Town or Location

Texarkana/Louisiana & Texas
District/Division/Zone

Bowie
County/Counties

NOTE: A separate set of pages must be filled out for each town or location. If more than ten (10) locations, provide an alphabetical index.

Note: If more than two (2) gas suppliers or one transporter complete all details on a Page 40

TOTALS, THIS LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenue Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	532	12,585	$ 133,785	$ 1,308	$ 135,093	1
2	(481) Sm. Commercial and Industrial	17	18,513	130,281	1,274	131,555	2
3	(481) Lg. Commercial and Industrial					0	3
4	(482) Other Sales to Pub. Auth.					0	4
5	(483) Sales for Resale					0	5
6	Other (Specify)					0	6
7	Other (Specify)					0	7
8	TOTAL GAS SALES	549	31,098	$ 264,066	$ 2,582	$ 266,648	8
9	(488) Misc. Service Revenues			3,394		3,394	9
10	(489.3) Transport For a Fee	0	0	0		0	10
11	TOTAL OPERATING REVENUE (Lines 8 thru 10)			$ 267,460	$ 2,582	$ 270,042	11

Line No.	Operating Expenses (a)	Mcf (b)	(c)	Amount (d)	Line No.
12	(800-804) Purchased Gas	36,684	Based on average value of gas purchased	$ 262,595	12
13	(800-804) Purchased Gas	0		0	13
14	(858) Transportation By Others	0		0	14
15	TOTAL GAS PURCHASED	36,684		$ 262,595	15
					0
16	(805-813) Other Gas Supply Expenses			(519,553)	16
17	(870-894) Operations and Maintenance Expenses			76,440	17
18	(901-918) Customer Account and Sales Expenses			31,660	18
19	(920-932) Administrative and General Expenses			60,261	19
20	(403-407.2) Depreciation and Amortization**			36,031	20
21	(408.1) Taxes Other Than Income Taxes			24,078	21
22	(409.1) Income Taxes**			292,431	22
23	(410.1-411.1) Net Deferred Income Taxes			(166,120)	23
24	Other 'Other Operating Expense' - Combined			0	24
25	TOTAL OPERATING EXPENSES (Lns. 16d through 25d)			$ 97,823	25
26	NET OPERATING INCOME (Line. 11f minus Line 25d)			$ 172,219	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/02 to 06/30/03 Volumes (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	36,684	$ 262,595	46,046	$ 203,010	27
28	Less: Total Gas Sales & Transport Deliveries	31,098		39,782		28
29	Company Used Gas	0		0		29
30	Other (Specify)	362		1,549		30
31	Unaccounted for Gas	5,224		4,715		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	14%		10%		32

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858. In the event of multiple transporters for each sellers, see Page 40

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.)

Town/Location: Redwater

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	INCORPORATED						
	Gas Sales:						
33	(480) Residential	194	4,589	$ 48,786	$ 477	$ 49,263	33
34	(481) Sm. Commercial and Industrial	9	10,285	72,378	708	73,086	34
35	(481) Lg. Commercial and Industrial					0	35
36	(482) Other Sales to Pub. Auth.					0	36
37	(483) Sales for Resale					0	37
38	Other (Specify)					0	38
39	Other (Specify)					0	39
40	TOTAL GAS SALES - INCORP.	203	14,874	$ 121,164	$ 1,185	$ 122,349	40
41	(488) Misc. Serv Revenues			$ 1,557	$	$ 1,557	41
42	(489.3) Transport For a Fee	0	0	0		0	42
43	TOTAL INCORPORATED REVENUES	(Lines 40 thru 42)		$ 122,721	$ 1,185	$ 123,906	43

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	UNINCORPORATED / ENVIRONS						
	Gas Sales:						
44	(480) Residential	338	7,996	$ 84,999	$ 831	$ 85,830	44
45	(481) Sm. Commercial and Industrial	8	8,228	57,903	566	58,469	45
46	(481) Lg. Commercial and Industrial					0	46
47	(482) Other Sales to Pub. Auth.					0	47
48	(483) Sales for Resale					0	48
49	Other (Specify)					0	49
50	Other (Specify)					0	50
51	TOTAL GAS SALES - ENVIRONS	346	16,224	$ 142,902	$ 1,397	$ 144,299	51
52	(488) Misc. Serv Revenues			$ 1,837	$	$ 1,837	52
53	(489.3) Transport For a Fee	0	0	0		0	53
54	TOTALS ENVIRONS REVENUES	(Lines 51 thru 53)		$ 144,739	$ 1,397	$ 146,136	54

TOTALS, THIS LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
55	(301 - 303) Intangible Plant	$ 17,319	55
56	(374 - 387) Distribution Plant	353,926	56
57	(389 - 399) General Plant	10,441	57
58	Other (Specify)	0	58
59	TOTAL NET UTILITY PLANT (Lines 55 thru 58)	$ 381,686	59

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

DISTRIBUTION SYSTEM OPERATIONS

Texarkana
Town or Location

Texarkana/Louisiana & Texas
District/Division/Zone

Bowie
County/Counties

NOTE: A separate set of pages must be filled out for each town or location. If more than ten (10) locations, provide an alphabetical index.

Note: If more than two (2) gas suppliers or one transporter complete all details on a Page 40

TOTALS, THIS LOCATION							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	11,052	703,911	$ 7,482,968	$ 73,178	$ 7,556,146	1
2	(481) Sm. Commercial and Industrial	535	787,934	5,545,062	54,226	5,599,288	2
3	(481) Lg. Commercial and Industrial					0	3
4	(482) Other Sales to Pub. Auth.					0	4
5	(483) Sales for Resale					0	5
6	Other (Specify)					0	6
7	Other (Specify)					0	7
8	TOTAL GAS SALES	11,587	1,491,845	$ 13,028,030	$ 127,404	$ 13,155,434	8
9	(488) Misc. Serv Revenues			167,436		167,436	9
10	(489.3) Transport For a Fee	1	35,585	42,967		42,967	10
11	TOTAL OPERATING REVENUES (Lines 8 thru 10)			$ 13,238,433	$ 127,404	$ 13,365,837	11

Line No.	Operating Expenses (a)	Mcf (b)	(c)	Amount (d)	Line No.
12	(800-804) Purchased Gas	1,759,839	Based on average value of gas purchased	$ 12,597,286	12
13	(800-804) Purchased Gas	0		0	13
14	(858) Transportation By Others*	0		0	14
15	TOTAL GAS PURCHASED	1,759,839		$ 12,597,286	15
16	(805-813) Other Gas Supply Expenses			(10,966,526)	16
17	(870-894) Operations and Maintenance Expenses			1,613,471	17
18	(901-918) Customer Account and Sales Expenses			668,257	18
19	(920-932) Administrative and General Expenses			1,271,965	19
20	(403-407.2) Depreciation and Amortization**			760,525	20
21	(408.1) Taxes Other Than Income Taxes			508,238	21
22	(409.1) Income Taxes**			6,172,526	22
23	(410.1-411.1) Net Deferred Income Taxes			(3,506,395)	23
24	Other 'Other Operating Expense' - Combined			0	24
25	TOTAL OPERATING EXPENSES (Lns. 15d thru 24d)			$ 9,119,347	25
26	NET OPERATING INCOME (Ln. 11f minus Ln. 25d)			$ 4,246,490	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/02 to 06/30/03 Volumes (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	1,795,424	$ 12,597,286	2,261,635	$ 9,738,893	27
28	Less: Total Gas Sales & Transport Deliveries	1,527,430		1,953,984		28
29	Company Used Gas	0		0		29
30	Other (Specify)	17,362		76,070		30
31	Unaccounted for Gas	250,632		231,581		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	14%		10%		32

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858. In the event of multiple transporters for each sellers, see Page 40

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) **Town/Location:** **Texarkana**

Line No.	INCORPORATED Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
33	(480) Residential	9,997	636,714	$ 6,768,629	$ 66,192	$ 6,834,821	33
34	(481) Sm. Commercial and Industrial	498	733,632	5,162,914	50,489	5,213,403	34
35	(481) Lg. Commercial and Industrial					0	35
36	(482) Other Sales to Pub Authorities					0	36
37	(483) Sales for Resale					0	37
38	Other (Specify)					0	38
39	Other (Specify)					0	39
40	TOTAL GAS SALES - INCORP.	10,495	1,370,346	$ 11,931,543	$ 116,681	$ 12,048,224	40
41	(488) Misc. Service Revenues			$ 153,344	$	$ 153,344	41
42	(489.3) Transport For a Fee	1	35,585	42,967		42,967	42
43	TOTAL INCORPORATED REVENUES	(Lines 51 thru 53)		12,127,854	$ 116,681	$ 12,244,535	43

Line No.	UNINCORPORATED / ENVIRONS Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (Acct 487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
44	(480) Residential	1,055	67,197	$ 714,339	$ 6,986	$ 721,325	44
45	(481) Sm. Commercial and Industrial	37	54,302	382,148	3,737	385,885	45
46	(481) Lg. Commercial and Industrial					0	46
47	(482) Other Sales to Pub Authorities					0	47
48	(483) Sales for Resale					0	48
49	Other (Specify)					0	49
50	Other (Specify)					0	50
51	TOTAL GAS SALES - ENVIRONS	1,092	121,499	$ 1,096,487	$ 10,723	$ 1,107,210	51
52	(488) Misc. Serv Revenues			$ 14,092	$	$ 14,092	52
53	(489.3) Transport For a Fee	0	0	0		0	53
54	TOTALS ENVIRONS REVENUES	(Lines 51 thru 53)		$ 1,110,579	$ 10,723	$ 1,121,302	54

Line No.	TOTAL, THIS LOCATION Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
58	(301 - 303) Intangible Plant	$ 365,558	58
59	(374 - 387) Distribution Plant	7,470,533	59
60	(389 - 399) General Plant	220,378	60
61	Other (Specify)	0	61
62	TOTAL NET UTILITY PLANT (Lns. 55 through 58)	$ 8,056,469	62

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

DISTRIBUTION SYSTEM OPERATIONS

Wake Village
Town or Location

Texarkana/Louisiana & Texas
District/Division/Zone

Bowie
County/Counties

NOTE: A separate set of pages must be filled out for each town or location. If more than ten (10) locations, provide an alphabetical index.

Note: If more than two (2) gas suppliers or one transporter complete all details on a Page 40

TOTALS, THIS LOCATION							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
1	(480) Residential	1,827	110,990	$ 1,179,882	$ 11,538	$ 1,191,420	1
2	(481) Sm. Commercial and Industrial	20	17,932	126,194	1,234	127,428	2
3	(481) Lg. Commercial and Industrial					0	3
4	(482) Other Sales to Pub. Auth.					0	4
5	(483) Sales for Resale					0	5
6	Other (Specify)					0	6
7	Other (Specify)					0	7
8	TOTAL GAS SALES	1,847	128,922	$ 1,306,076	$ 12,772	$ 1,318,848	8
9	(488) Misc. Service Revenues			16,786		16,786	9
10	(489.3) Transport For a Fee	0	0	0		0	10
11	TOTAL OPERATING REVENUES (Lines 8 thru 10)			$ 1,322,862	$ 12,772	$ 1,335,634	11

Line No.	Operating Expenses (a)	Mcf (b)	(c)	Amount (d)	Line No.
12	(800-804) Purchased Gas	152,081	Based on average value of gas purchased	$ 1,088,630	12
13	(800-804) Purchased Gas	0		0	13
14	(858) Transportation By Others	0		0	14
15	TOTAL GAS PURCHASED	152,081		$ 1,088,630	15
16	(805-813) Other Gas Supply Expenses			(1,747,931)	16
17	(870-894) Operations and Maintenance Expenses			257,168	17
18	(901-918) Customer Account and Sales Expenses			106,512	18
19	(920-932) Administrative and General Expenses			202,736	19
20	(403-407.2) Depreciation and Amortization**			121,218	20
21	(408.1) Taxes Other Than Income Taxes			81,007	21
22	(409.1) Income Taxes**			983,826	22
23	(410.1-411.1) Net Deferred Income Taxes			(558,877)	23
24	Other 'Other Operating Expense' - Combined			0	24
25	TOTAL OPERATING EXPENSES (Lns. 15d through 24d)			$ 534,289	25
26	**NET OPERATING INCOME (Ln. 11f minus Ln. 25d)**			$ 801,345	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/03 to 12/31/03 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/02 to 06/30/03 Volumes (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	152,081	$ 1,088,630	190,892	$ 841,614	27
28	Less: Total Gas Sales & Transport Deliveries	128,922		164,925		28
29	Company Used Gas	0		0		29
30	Other (Storage, Shrinkage)	1,500		6,421		30
31	Unaccounted for Gas	21,659		19,546		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	14%		10%		32

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858. In the event of multiple transporters for each sellers, see Page 40

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) **Town/Location:** **Wake Village**

Line No.	INCORPORATED Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
33	(480) Residential	1,798	109,230	$ 1,161,174	$ 11,355	$ 1,172,529	33
34	(481) Sm. Commercial and Industrial	20	17,594	123,814	1,211	125,025	34
35	(481) Lg. Commercial and Industrial					0	35
36	(482) Other Sales to Pub Auth.					0	36
37	(483) Sales for Resale					0	37
38	Other (Specify)					0	38
39	Other (Specify)					0	39
40	TOTAL GAS SALES	1,818	126,824	$ 1,284,988	$ 12,566	$ 1,297,554	40
41	(488) Misc. Serv Revenues			$ 16,515	$	$ 16,515	41
42	(489.3) Transport For a Fee	0	0	0		0	42
43	TOTAL INCORPORATED REVENUES (Lines 51 thru 53)			$ 1,301,503	$ 12,566	$ 1,314,069	43

Line No.	UNINCORPORATED / ENVIRONS Operating Revenues (a)	Average Number of Consumers (b)	Volumes Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
	Gas Sales:						
44	(480) Residential	29	1,760	$ 18,708	$ 183	$ 18,891	44
45	(481) Sm. Commercial and Industrial	0	338	2,380	23	2,403	45
46	(481) Lg. Commercial and Industrial					0	46
47	(482) Other Sales to Pub Authorities					0	47
48	(483) Sales for Resale					0	48
49	Other (Specify)					0	49
50	Other (Specify)					0	50
51	TOTAL GAS SALES - ENVIRONS	29	2,098	$ 21,088	$ 206	$ 21,294	51
52	(488) Misc. Serv Revenues			$ 271	$	$ 271	52
53	(489.3) Transport For a Fee	0	0	0		0	53
54	TOTALS ENVIRONS REVENUES (Lines 51 thru 53)			$ 21,359	$ 206	$ 21,565	54

Line No.	TOTALS, THIS LOCATION Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
55	(301 - 303) Intangible Plant	$ 58,265	55
56	(374 - 387) Distribution Plant	1,190,712	56
57	(389 - 399) General Plant	35,126	57
58	Other (Specify)	0	58
59	TOTAL NET UTILITY PLANT (Lns. 55 through 58)	$ 1,284,103	59

**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

DISTRIBUTION SYSTEM OPERATIONS (Continued)

Texarkana District

Town or Location

Complete this page for any location where page 38, lines 12 - 14 are not sufficient to list all sellers and/or transporters.

If transportation charges are assessed, report details **with associated purchase.**

Line No.	(a)	Name of Seller or Transporter (b)	Purchased Volumes (Mcf) (c)	Transported Volumes (Mcf) (d)	Amount (e)	Line No.
1	Seller:	Aquila Energy Marketing	11,537		$ 44,052	1
2	Transporter					2
3	Seller:	BP	596,817		$ 3,253,603	3
4	Transporter					4
5	Seller:	CEGT	-		$ 2,097,943	5
6	Transporter					6
7	Seller:	Cinergy	5,096		$ 26,591	7
8	Transporter					8
9	Seller:	Cokinos	8,172		$ 45,427	9
10	Transporter					10
11	Seller:	Conoco Philips	124,278		$ 674,843	11
12	Transporter					12
13	Seller:	Cross Timbers	1,457		$ 7,650	13
14	Transporter					14
15	Seller:	Duke Energy	21,093		$ 122,052	15
16	Transporter					16
17	Seller:	Dynegy Inc.	20,013		$ 178,209	17
18	Transporter					18
19	Seller:	Eagle Energy	15,793		$ 85,791	19
20	Transporter					20
21	Seller:	EGRC	329,094		$ 1,919,505	21
22	Transporter					22
23	Seller:	Kinder Morgan	28,856		$ 162,082	23
24	Transporter					24
25	**Subtotal**		1,162,206		$ 8,617,748	25

DISTRIBUTION SYSTEM OPERATIONS (Continued)

Texarkana District

Town or Location

Complete this page for any location where page 38, lines 13 - 15 are not sufficient to list all sellers and/or transporters.

If transportation charges are assessed, report details **with associated purchase.**

Line No.	(a)	Name of Seller or Transporter (b)	Purchased Volumes (Mcf) (c)	Transported Volumes (Mcf) (d)	Amount (e)	Line No.
26	Seller:	Marathon Oil	151,394		$ 887,485	26
27	Transporter					27
28	Seller:	MEM	27,137		$ 158,700	28
29	Transporter					29
30	Seller:	Murphy Oil	8,408		$ 51,313	30
31	Transporter					31
32	Seller:	OG&E	11,690		$ 54,157	32
33	Transporter					33
34	Seller:	Oneok Energy Mktg & Trading	153,849		$ 867,414	34
35	Transporter					35
36	Seller:	REGT	(6,006)		$ (21,734)	36
37	Transporter					37
38	Seller:	RES	177,053		$ 858,933	38
39	Transporter					39
38	Seller:	SEI	531		$ 2,465	38
39	Transporter					39
40	Seller:	Seminole Energy	12,945		$ 68,024	40
41	Transporter					41
42	Seller:	Southern Energy .	844		$ 4,935	42
43	Transporter					43
44	Seller:	Tenaska	156,311		$ 811,551	44
45	Transporter					45
46	Seller:	Texla Energy	46,929		$ 228,198	46
47	Transporter					47
48	Seller:	Third Party Estimate Adjustment	117,176		$ 1,874,589	48
49	Transporter					49
50	Seller:	TRSP Cashout	1,131		$ 7,237	50
51	Transporter					51
52	**Total**		2,021,598		$ 14,471,015	52

SUMMARY OF TOTAL NATURAL GAS HANDLED

Line No.	Particulars (a)	Mcf (14.65 p.s.i.a) (b)	Line No.
	ACQUISITOINS:		
1	Gas Produced in Texas by Respondent		1
2	Gas Imported into Texas by Respondent		2
3	Texas Produced Gas Purchased		3
4	Imported Gas Purchased in Texas	2,021,598	4
5	Gas Transported for Fee (Accepted)	35,585	5
6	Exchange Gas (From Others)		6
7	Gas Removed from Storage	341,284	7
8	Other Acquisitions (Explain Below)		8
9	**TOTAL ACQUISITIONS (Items 1 thru 8)**	2,398,467	9
10	Texas Produced Gas Sold in Texas		10
11	Teas Produced Gas Used by Respondent		11
12	Imported Gas Sold in Texas		12
13	Imported Gas Used by Respondent	1,713,743	13
14	Texas Produced Gas Exported		14
15	Imported Gas Exported by Respondent		15
16	Gas Transported for Fee (Delivered)	35,585	16
17	Exchange Gas (To Others)		17
18	Gas Placed into Storage	335,290	18
19	Extraction of Fluids (Shrinkage)	25,938	19
20	Other Dispositions (Explain Below)		20
21	***Unaccounted for Gas***	287,911	21
22	**TOTAL DISPOSITIONS (Items 10 thru 21)**	2,398,467	22

NOTE: Ln. 9 must equal Line 22

Explanations:

Withdrawals from storage (Acct 808) 341,284 Mcf

Injection to storage (Acct 809) 335,290 Mcf

Shrinkage 25,938 Mcf

Total adjustment 19, 944 Mcf

GAS TRANSPORTATION PROPERTY

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. **This does not include distribution system mains and services.**

0	Total miles of pipeline reported in last year's Annual Report
0	Additions during the year
0	Retirements during the year
0	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP(S)

Reminder:

Maps of your gathering and transmission systems, are required to be on file with the Commission.

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)	Line No.
1	18 - 21	all	all	Footnote comment for p.18, 19, 20 and 21:	1
2				Information for Gas Utility Plant in Service reflects allocated company	2
3				assets for General and Arkla Services.	3
4					4
5	18 - 21	all	all	Footnote comment for p.18, 19, 20 and 21:	5
6				Information for Gas Utility Plant in Service reflects allocated company	6
7				assets for General and Arkla Services.	7
8					8
9	20 - 21	all	e	Retirements, Salvage, Removal Costs, and Adjustments.	9
10					10
11	20 - 21	all	d - e	Amounts reflect the effects of East Texas asset retirements and the	11
12				transfer of these assets to Entex-Texas.	12
13					13
14	31a	2	b, d	Account reflects transportation fees for purchases.	14
15					15
16	32	2	f	The amount represents adjusted revenue for 2001.	16
17					17
18	34	1 - 12	a - f	Detail does not include unbilled revenue and account 495 Other	18
19				Gas Revenue.	19
20					20
21	35	33-56	a-f	Detail concerning number of customers, Mcf, revenues, and for-	21
22				feited discounts are not kept on an incorporated and unincorporated	22
23				basis for total company. This information is only kept at an incor-	23
24				porated versus unincorporated level for the state of Texas.	24
25					25
26	36	1 - 12	a - f	Detail does not include unbilled revenue and account 495 Other	26
27				Gas Revenue.	27
28					28
29	37	33 - 56	a - f	Detail does not include unbilled revenue and account 495 Other	29
30				Gas Revenue.	30
31					31
32					32
33					33
34					34
35					35
36					36


Sevier
Howard
Little River
Hempst
Bowie
Miller
La

CenterPoint Energy Arkla – East Texas

GAS UTILITIES

2003

TRANSMISSION ANNUAL REPORT

of

Industrial Gas Supply Corporation
(Name of Reporting Company)

1111 Louisiana, Houston, Texas 77002
(Address of Reporting Company)

For Calendar Year 2003

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

Affidavit	1
General Instructions	2
Utility Information	4
Important Changes During the Year	5
Affiliates	6
Officers and Directors	7
Common Stockholders	8
Preferred Stockholders	9
Income Statement	10
Utility Operating Income	10
Other Income and Deductions	10
Interest Charges	11
Extraordinary Items	11
Net Income	11
Statement of Retained Earnings	11
Balance Sheet	12
Utility Plant	12
Other Property and Investments	12
Current and Accrued Assets	12
Deferred Debits	13
Proprietary Capital	13
Long Term Debt	14
Other Noncurrent Liabilities	14
Current and Accrued Liabilities	14
Deferred Credits	14
Note Receivable	15
Receivables from Associated Companies	15
Notes Payable	16
Payables to Associated Companies	16
Capital Stock Information	17
Long Term Debt	17

TABLE OF CONTENTS (Continued)

Gas Utility Plant in Service	18
Accumulated Provision for Depreciation of Gas Utility Plant in Service	20
Revenues and Expenses from Nonutility Operations	22
Miscellaneous Nonoperating Income	22
Interest and Dividend Income	23
Extraordinary Income	23
Reconciliation of Gas Utility Tax	24
Gas Operating Revenues and Expenses	25
Respondent's Own Production in Texas	30
Sale of Respondent's Own Production in Texas	30
Gathering and Transmission Gas Purchases in Texas	31
Gathering and Transmission Gas Sales in Texas	31
Revenue from Transportation of Gas of Others in Texas	32
Other Gas Revenues	33
Summary of Total Natural Gas Handled	34
Gas Transportation Property	35
Footnote Data	36

TRANSMISSION ANNUAL REPORT

OF

NAME Industrial Gas Supply Corporation

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION **1111 LOUISIANA - HOUSTON, TEXAS 77002**

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2003

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Service Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.

REPRESENTATIVE OF COMPANY (Signature)

Vice President & Controller
TITLE

Walter L. Fitzgerald
REPRESENTATIVE OF COMPANY (Type or Print)

April 2, 2004
DATE

(713) 207-7425
TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.301, Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division not later than April 1 of each calendar year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

Hard Copy:

A blank copy of the annual report form will be furnished to the gas utility. The completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility.
The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

Electronic Form:

This report was developed on an Excel Spreadsheet, with one page per tab. You may request an electronic copy of the form by e-mailing your request to this office at the addresses shown below. Please state the full name of your gas utility when making the request so the proper form can be sent. **This provision does not relieve the requirement to file a hard copy by the due date**, or extended due date, as appropriate.

e-mail your request to: pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

**ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.**

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS
All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per MMBtu. Where dates are required, state the month and day as well as the year. **For purchase, sales and transportation activities, provide the full names of the other parties involved.** Customary abbreviations may be used.

ATTACHMENTS
If the space provided in any schedule is insufficient, attach a separate 8 1/2" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages, **and line numbering is required on all attachments**.

REQUIRED VOLUME REPORTING
All volumes in this report must be reported in Million British Thermal Units (**MMBtu**) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit, unless otherwise specified.

UNIFORM SYSTEM OF ACCOUNTS
16 TAC, § 7.310, Uniform System of Accounts, was amended by the Commission on December 22, 2003. The amendment simply substituted the FERC Uniform System of Accounts (USOA) for the NARUC USOA. Distribution and Transmission gas utilities are required to operate and report utilizing the FERC USOA. A gas utility may, however, utilized a modified account numbering system, provided you maintain a readily accessible cross-reference to the FERC USOA.

The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

To assist gas utilities in their transition from operating under the NARUC USOA to the FERC USOA, a basic cross-reference from NARC to FERC has been developed (on a Excel spreadsheet) and is available upon request.

To request a copy of the basic cross-reference please call (512) 463-7022, or e-mail your request to pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

**ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.**

UTILITY INFORMATION

1. Full name of reporting utility: Industrial Gas Supply Corporation

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation): Unincorporated Division of a Private Corporation

3. Date of organization: Reliant Energy Resources Corp 8/09/96 under (General or Special Act): General Act of State of: Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change. Not Applicable

5. If a foreign corporation, state name and address of designated agent for service in Texas
   C. T. Corporation
   1601 Elm Street
   Dallas, Texas 75201

6. If a reorganized company, name original company and when reorganized if within last 5 years
   Not Applicable

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following:
   (a) Date of creation of such bankruptcy, receivership, or trust: Not Applicable
   (b) Authority for its creation: Not Applicable
   (c) Date when possession under it was acquired: Not Applicable
   (d) Name of trustee receiver or receivers: Not Applicable

8. State location of general books of account (be specific)
   1111 Louisiana, Houston, Texas 77002
   Telephone: (713) 207-7777

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting: accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed:
    Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
    PO Box 1700
    Houston, Texas 77251-1700
    Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
    ___ is submitted along with this report
    _x_ Will be submitted by (date) May 15, 2004
    ___ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint venturers:
    ___ is submitted along with this report
    _x_ Will be submitted by (date) May 15, 2004
    ___ no Form 10K's are filed

Important Changes During the Year

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements expicit and precise. **Each inquiry must be answered.** Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $1,000,000 on or after September 1, 1999, or merger or consolidation with another public utility operating in this state, and reference the Commission notification (Tex. Util. Code, Sec 102.051).

   NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by transmission system, and dates of beginning operations.

   NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the commission notification (Tex. Util. Code, Sec 102.052).

   NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility (Tex. Util. Code, Sec 102.053).

   NONE

5. Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

AFFILIATES

Report the following detailed information related to all affiliates **with which the Respondent had business transactions during the reporting year**, *including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships.* For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control. (See Tex. Util. Code, Sec 101.003(2)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	CenterPoint Energy, Inc.	Parent of CenterPoint Energy Resources Corp.	Normal Parent Subsidiary	0%	1
2	CenterPoint Energy Resources Corp.	Wholly owned subsidiary of CenterPoint Energy, Inc.	Normal Parent Subsidiary	0%	2
3	CenterPoint Energy Entex	Affiliate	Gas Sales/Purchases	0%	3
4	CenterPoint Energy Gas Resources Corp.	Affiliate	Gas Sales/Purchases	0%	4
5	Unit Gas Transmission	Affiliate	Gas Sales/Purchases	0%	5
6	CenterPoint Energy Service Company, LLC	Affiliate	Gas Sales/Purchases	0%	6
7					7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

Officers and Directors

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a municipally owned utility, list names of members of city council or public utility board as applicable. If Respondent is a sole proprietorship or partnership please list owner or partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors: Length of Term (c)	Directors: Term Expires (d)	Line No.
1					1
2					2
3					3
4					4
5					5
6					6
7					7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	CenterPoint Energy Resources Corp.	1,000	100%	1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

PREFERRED STOCK HOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known particulars as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
	UTILITY OPERATING INCOME			
1	(400) Operating Revenues	p.25, Ln.22(c)	$ 68,423,892	1
	Operating Expenses			
2	(401-402) Operation & Maintenance Expenses	p. 29, Ln. 201(c)	$ 60,902,306	2
3	(403-403.1) Depreciation Expense*	p. 29, Ln. 202(c)	598,261	3
4	(404.1-3) Amortization of Limited Term Gas Plants*			4
5	(405) Amortization of Other Gas Plant*			5
6	(406) Amortization of Gas Plant Acquisition Adjustment*			6
7	(407.1) Amortization of Property Losses,...*			7
8	(407.2) Amortization of Conversion Expenses*			8
9	(407.3) Regulatory Debits			9
10	(407.4) Regulatory Credits			10
11	(408.1) Taxes Other Than Income Taxes, Utility Op. Income	p. 29, Ln. 205(c)	1,554,188	11
12	(409.1) Income Taxes, Utility Operating Income	p. 29, Ln. 206(c)	1,761,607	12
13	(410.1) Provision for Deferred Income Taxes	p. 29, Ln. 207(c)	198,613	13
14	(411.1) Provision for Deferred Income Taxes - Credits	p. 29, Ln. 208(c)		14
15	(411.4) Investment Tax Credit Adj., Utility Operations	p. 29, Ln. 209(c)		15
16	(411.6) Gains from Disposition of Utility Plant	p. 29, Ln. 210		16
17	(411.7) Losses from Disposition of Utility Plant	p. 29, Ln. 210		17
18	(411.10) Accretion Expense	p. 29, Ln. 211(c)		18
19	Total Operating Expenses (Lns. 2 thru 18)	p. 29, Ln. 213(c)	$ 65,014,975	19
	Other Operating Income			
20	(412) Revenues from Gas Plant Leased to Others			20
21	(413) Expenses of Gas Plant Leased to Others			21
22	(414) Other Utility Operating Income			22
23	TOTAL OPERATING INCOME		$ 3,408,917	23
	(Line 1 Minus 19, plus 20 thru 22)			
	OTHER INCOME AND DEDUCTIONS			
	Other Income			
24	(415) Revenue from Merch., Jobbing & Contract Work		$	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work			25
26	(417-417.1) Revenues and Expenses from Nonutility Operations	p.22,Ln.8	29,000	26
27	(418) Nonoperating Rental Income			27
28	(418.1) Equity in Earnings of Subsidiary Companies			28
29	(419) Interest and Dividend Income	p.23,Ln.10(c)	106,507	29
30	(419.1) Allowance for Funds Used During Constr.			30
31	(421) Miscellaneous Non-operating Income	p.22,Ln.16(b)	-	31
32	(421.1) Gain on Disposition of Property			32
33	Total Other Income (Lns. 24 thru 32)		$ 135,507	33
	Other Income Deductions:			
	(421.2) Loss on Disposition of Property			
34	(425) Miscellaneous Amortization		$	34
35	(426.1-5) 'Various Income Deductions'		$ -	35
36	Total Other Income Deductions (Lns. 34 & 35)		$ -	36
37	TOTAL OTHER INCOME AND DEDUCTIONS		135,507	37
	(Line. 33 minus 36)			

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
	- **Taxes Apllicable to Other Income and Deductions:**			
38	(408.2) Taxes Other Than Income Taxes		$	38
39	(409.2) Income Taxes, Other Income and Deductions			39
40	(410.2) Provision for Deferred Income Taxes...			40
41	(411.2) Provision for Deferred Income Taxes-Credit...			41
42	(411.5) Investment Tax Credit. Adj. Nonutility Operations			42
43	(420) Investment Tax Credts			43
44	Total Taxes on Other Income & Ded. (Lines 38 thru 43)		$ -	44
45	NET OTHER INCOME AND DEDUCTIONS (Line 37 minus 44)		$ 135,507	45
	INTEREST CHARGES			
46	(427) Interest on Long Term Debt		$	46
47	(428-428.1) Amortization of Debt Discount and Expense *			47
48	(429-429.1) Amortization of Premium on Debt - Credit *			48
49	(430) Interest on Debt to Associated Companies		338,958	49
50	(431) Other Interest Expense			50
51	(432) Allowance for Borrowed Funds used during Const.-Cr.			51
52	Total Interest Charges (Lns. 46 thru 51)		$ 338,958	52
53	INCOME BEFORE EXTRAORDINARY ITEMS Line 23 plus or minus Line 45 minus Line 52)		$ 3,205,466	53
	EXTRAORDINARY ITEMS			
54	(434) Extraordinary Income	p.23,Ln.18(b)	$ -	54
55	(435) Extraordinary Deductions			55
56	(409.3) Income Taxes, Extraordinary Items			56
57	Net Extraordinary Items (Lines 54 thru 56)		$ -	57
58	**NET INCOME (Line 53 plus or minus Line 57)**		$ 3,205,466	58

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	
59	Unappropriated Retained Earnings - Balance at Jan.1, 2003		$ 2,595,127	59
60	(433) Balance Transferred from Income	p.11,Ln. 58(c)	$ 3,205,466	60
61	(436) Appropriations of Retained Earnings			61
62	(437) Dividends Declared - Preferred Stock			62
63	(438) Dividends Declared - Common Stock			63
64	(439) Adjustments to Retained Earnings			64
65	NET INCREASE (DECREASE) TO RET. EARNINGS (Lines 60 thru 64)		$ 3,205,466	65
66	(216) Unappropriated Retained Earnings - at Dec. 31, 2003 (Lines 59 plus or minus Line 65)	p.13,Ln.88(c)	$ 5,800,593	66

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

BALANCE SHEET

Line No.	Assets and Other Debits (a)		Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
		UTILITY PLANT			
1	(101)	Gas Plant in Service	p.19, Ln.89(e)	$ 16,297,689	1
2	(101.1)	Property Under Capital Leases			2
3	(102)	Gas Plant Purchased or Sold			3
4	(103)	Experimental Gas Plant Unclassified			4
5	(104)	Gas Plant Leased to Others			5
6	(105-105.1)	'Properties' Held for Future Use			6
7	(106)	Completed Construction Not Classified - Gas			7
8	(107)	Construction Work in Progress - Gas		-	8
9	(108 & 111)	Accum. Prov. for Depr. & Amort. *		(7,208,908)	9
10	(114)	Gas Plant Acquisition Adjustments			10
11	(115)	Accum. Prov. for Amort. of Gas Plant Acq. Adj. *			11
12	(116)	Other Gas Plant Adjustments			12
13	(117.1)	Gas Stored - Base Gas			13
14	(117.2)	System Balancing Gas			14
15	(117.3)	Gas Stored in Reservoirs & Pipelines - Noncurrent			15
16	(117.4)	Gas owed to System Gas			16
17	(118)	Other Utility Plant			17
18	(119)	Accum. Prov. For Depr./ Amor. Of Other Utility Plant			18
19		TOTAL UTILITY PLANT (Lns. 1 thru 18)		$ 9,088,781	19
		OTHER PROPERTY AND INVESTMENTS			
20	(121)	Nonutility Property		$	20
21	(122)	Accum. Prov. for Deprec. and Amort... *			21
22	(123)	Investment in Associated Companies			22
23	(123.1)	Investment in Subsidiary Companies			23
24	(124)	Other Investments			24
25	(125)	Sinking Funds			25
26	(126)	Depreciation Fund *			26
27	(128)	Other Special Funds			27
28		TOTAL OTHER PROPERTY & INVESTMENTS (Lines 20 thru 27)		$ -	28
		CURRENT AND ACCRUED ASSETS			
29	(131)	Cash		$ 84,952	29
30	(132-134)	'Special Deposits'			30
31	(135)	Working Funds			31
32	(136)	Temporary Cash Investments			32
33	(141)	Notes Receivable	p.15, Ln.8(e)		33
34	(142)	Customer Accounts Receivable		4,460,084	34
35	(143)	Other Accounts Receivable		(1,089,659)	35
36	(144)	Accum. Prov. for Uncollectible Accounts - Credit			36
37	(145)	Notes Receivable from Associated Companies	p.15, Ln.16(b)	917,080	37
38	(146)	Accounts Receivable from Associated Companies	p.15, Ln.16(c)	4,731,357	38
39	(151)	Fuel Stock			39
40	(152)	Fuel Stock Expenses Undistributed			40
41	(153)	Residuals and Extracted Products			41
42	(154)	Plant Materials and Operating Supplies			42
43	(155)	Merchandise			43
44	(156)	Other Materials and Supplies			44
45	(163)	Stores Expenses Udistributed			45
46	(164.1)	Gas Stored - Current			46
47	(164.2)	Liquefied Natural Gas Stored			47
48	(164.3)	Liquefied Natural Gas Held for Processing			48

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

BALANCE SHEET (Continued)

Line No.		Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
		CURRENT AND ACCRUED ASSETS (continued)			
49	(165)	Prepayments		$	49
50	(166-167)	'Advance Prepayments'			50
51	(171)	Interest and Dividends Receivable			51
52	(172)	Rents Receivable			52
53	(173)	Accrued Utility Revenue		84,914	53
54	(174)	Miscellaneous Current and Accrued Assets			54
55	(175)	Derivative Instrument Assets			55
56	(176)	Derivative Instrument Assets - Hedges			56
57		TOTAL CURRENT AND ACCRUED ASSETS (Line 29 thru 56)		$ 9,188,728	57
		DEFERRED DEBITS			
58	(181)	Unamortized Debt Discount		$	58
59	(182.1)	Extraordinary Property Losses			59
60	(182.2)	Unrecovered Plant & Regulatory Study Costs			60
61	(182.3)	Other Regulatory Assets			61
62	(183.1-2)	Preliminary Survey & Investigation Charges			62
63	(184)	Clearing Accounts			63
64	(185)	Temporary Facilities			64
65	(186)	Miscellaneous Deferred Debits			65
66	(187)	Deferred Losses from Disposition of Utility Plant			66
67	(188)	Research Development & Demonstration Expenditures			67
68	(189)	Unamortized Loss on Reacquired Debt			68
69	(190)	Accumulated Deferred Income Taxes			69
70	(191)	Unrecovered Purchased Gas Costs			70
71		TOTAL DEFERRED DEBITS (Lns. 58 thru 70)		$ -	71
72		**TOTAL ASSETS AND OTHER DEBITS** (Lines 19, 28, 57 & 71)	must equal Line 130	$ 18,277,509	72

Line No.		Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 (Dr.) Cr. (c)	Line No.
		PROPRIETARY CAPITAL			
73	(201)	Common Stock Issued		$ 1,000	73
74	(202)	Common Stock Subscribed			74
75	(203)	Common Stock Liability for Conversion			75
76	(204)	Preferred Stock Issued			76
77	(205)	Preferred Stock Subscribed			77
78	(206)	Preferred Stock Liability for Conversion			78
79	(207)	Premium on Capital Stock			79
80	(208)	Donations Received from Stockholders			80
81	(209)	Red. in Par or Stated Val. of Cap. Stock			81
82	(210)	Gain on Resale/ Cancellation of Reacquired Cap. Stock			82
83	(211)	Miscellaneous Paid-In Capital			83
84	(212)	Installments Received on Capital Stock			84
85	(213)	Discount on Capital Stock			85
86	(214)	Capital Stock Expenses			86
87	(215)	Appropriated Retained Earnings			87
88	(216)	Unappropriated Retained Earnings	p.11, Ln. 66 (c)	5,800,593	88
89	(216.1)	Unappropriated Undistributed Subsidiary Earnings			89
90	(217)	Reacquired Capital Stock			90
91	(219)	Accumulated Other Comprehensive Income			91
92		TOTAL PROPRIETARY CAPITAL (Lns. 73 through 91)		$ 5,801,593	92

BALANCE SHEET (Continued)

Line No.		Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
		LONG TERM DEBT			
93	(221)	Bonds		$	93
94	(222)	Reacquired Bonds			94
95	(223)	Advances from Associated Companies			95
96	(224)	Other Long-Term Debt			96
97	(225-6)	Unamortized Premium/ Discount on Long-term Debt			97
98		TOTAL LONG TERM DEBT (Lines 93 thru 97)	p.17, Ln.8(h)	$ -	98
		OTHER NONCURRENT LIABILITIES			
99	(227)	Obligations under Capital Leases - noncurrent		$	99
100	(228.1-4)	Accumulated Provisions - 'Various'			100
101	(229)	Accumulated Provision for Rate Refunds			101
102		TOTAL OTHER NONCURRENT LIABILITIES (Lines 99 thru 101)		$ -	102
		CURRENT AND ACCRUED LIABILITIES			
103	(230)	Asset Retirement Obligations			103
104	(231)	Notes Payable	p.16, Ln.8(e)	$	104
105	(232)	Accounts Payable		3,852,478	105
106	(233)	Notes Payable to Associated Companies	p.16, Ln.16(b)	1,964,219	106
107	(234)	Accounts Payable to Associated Companies	p.16, Ln.16(c)	3,082,773	107
108	(235)	Customer Deposits		-	108
109	(236)	Taxes Accrued		389,539	109
110	(237)	Interest Accrued			110
111	(238)	Dividends Declared			111
112	(239)	Matured Long Term Debt			112
113	(240)	Matured Interest			113
114	(241)	Tax Collections Payable			114
115	(242)	Miscellaneous Current and Accrued Liabilities		1,109	115
116	(243)	Obligations under Capital Leases - current			116
117	(244)	Derivative Instrument Liabilities			117
118	(245)	Derivative Instrument Liabilities - Hedges			118
119		TOTAL CURRENT AND ACCRUED LIABILITIES (Lns. 103 thru 118)		$ 9,290,118	119
		DEFERRED CREDITS			
120	(252)	Customer Advances for Construction		$	120
121	(253)	Other Deferred Credits		549,779	121
122	(254)	Other Regulatories Liabilities			122
123	(255)	Accumulated Deferred Investment Tax Credits			123
124	(256)	Deferred Gains from Disposition of Utility Plant			124
125	(257)	Unamortized Gain on Reacquired Debt			125
126	(281)	Accum. Deferred Income Taxes - Accel. Amort. Property			126
127	(282)	Accum. Deferred Income Taxes - Other Property			127
128	(283)	Accum. Deferred Income Taxes - Other		2,636,019	128
129		TOTAL DEFERRED CREDITS (Lns. 120 thru 128)		3,185,798	129
130		**TOTAL LIABILITIES AND OTHER CREDITS** (Line 92, 98, 102, 119 & 129)	must equal Line 72	$ 18,277,509	130

NOTES RECEIVABLE (Acct. 141)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Ln. No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Ln. No.
1	None	N/A	N/A	N/A	None	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (must equal p.12, Ln.33)				-	8

RECEIVABLES FROM ASSOCIATED COMPANIES (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note receivable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total accounts receivable for each each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Ln. No.
		Notes Receivable (b)	Accts. Receivable (c)	
9	La Trans Division of Entex	$ 141,876	$	9
10	CenterPoint Energy Gas Receivables, LLC	775,204		10
11	CenterPoint Energy Resources Corporation		860,969	11
12	Unit Gas Transmission Company		409,029	12
13	CenterPoint Energy Entex		114,347	13
14	CenterPoint Energy Gas Resources Corporation		3,347,012	14
15				15
16	TOTALS (must equal p.12, Lns. 37 & 38)	$ 917,080	$ 4,731,357	16

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

NOTES PAYABLE (Acct. 231)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Ln. No.	Name of Payee and Purpose for Which Issued (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance End of Year (e)	Ln. No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (Must equal p.14, Ln.104)				$ -	8

PAYABLES TO ASSOCIATED COMPANIES (Accts. 233 - 234)

1 For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).

2 For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Ln. No.	Particulars (a)	Amounts at End of Year		Ln. No.
		Notes Payable (b)	Accts. Payable (c)	
9	CneterPoint Energy Resources Corporation	$ 1,147,740	$ 1,562,008	9
10	CenterPoint Energy Gas Receivables, LLC	816,479		10
11	CenterPoint Energy, Inc.		94,835	11
12	CenterPoint Energy Entex		157,223	12
13	CenterPoint Energy Gas Resources Corporation		1,268,707	13
14				14
15				15
16	TOTALS (Must equal p. 14, Lns. 106 & 107)	$ 1,964,219	$ 3,082,773	16

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON: 1,000 shares @ $1.00 par value	$ 1.00	1,000	$ 3,205		$ 5,802	$ 5,801,593	1
2	PREFERRED:	$					$	2
3								3
4	TOTAL						$ 5,801,593	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Associated Company	Various	Continuous	N/A	N/A	$	$	$ -	5
6									6
7									7
8	TOTAL					$	$	$ -	8

(Line 8(h) must equal p.14, Ln. 98 (c))

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 84)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements Adjustments (d)	Balance End of Year (e)	Line No.
1	(301-303) Intangible Plant	$ -	$ -	$ -	$ -	1
2	(304-321) Manufactured Gas Prod. Plant	$	$	$	$	2
	NATURAL GAS PRODUCTION AND GATH. PLANT					
3	(325.1) Producing Lands	$	$	$	$	3
4	(325.2) Producing Leaseholds					4
5	(325.3) Gas Rights					5
6	(325.4) Rights-of-Way					6
7	(325.5) Other Land and Land Rights					7
8	(326) Gas Well Structures					8
9	(327) Field Compressor Station Structures					9
10	(328) Field Meas. & Reg. Station Structures					10
11	(329) Other Structures					11
12	(330) Producing Gas Wells - Well Construction					12
13	(331) Producing Gas Wells - Well Equipment					13
14	(332) Field Lines					14
15	(333) Field Compressor Station Equipment					15
16	(334) Field Meas. & Reg. Station Equipment					16
17	(335) Drilling and Cleaning Equipment					17
18	(336) Purification Equipment					18
19	(337) Other Equipment					19
20	(338) Unsuccessful Explor & Development Costs					20
21	(339) Asset Retirement Costs...					21
22	Total Natural Gas Production & Gathering Plant (Lines. 3 through 21)	$ -	$ -	$ -	$ -	22
	PRODUCTS EXTRACTION PLANT					
23	(340) Land & Land Rights	$	$	$	$	23
24	(341) Structures and Improvements					24
25	(342) Extraction and Refining Equipment					25
26	(343) Pipe Lines					26
27	(344) Extracted Products Storage Equipment					27
28	(345) Compressor Equipment					28
29	(346) Gas Measuring & Regulating Equipment					29
30	(347) Other Equipment					30
31	(348) Asset Retirement Costs...					31
32	Total Prod. Extract. Plant (Lns. 23 through 31)	$ -	$ -	$ -	$ -	32
	UNDERGROUND STORAGE PLANT					
33	(350.1-350.2) Land and Right-of-Ways	$	$	$	$	33
34	(351) Structures and Improvements					34
35	(352) Wells					35
36	(352.1) Storage Leaseholds and Rights					36
37	(352.2) Reservoirs					37
38	(352.3) Nonrecoverable Natural Gas					38
39	(353) Lines					39
40	(354) Compressor Station Equipment					40
41	(355) Measuring and Regulating Equipment					41
42	(356) Purification Equipment					42
43	(357) Other Equipment					43
44	(358) Asset Retirement Costs...					44
45	Total Undergr. Strg Plant (Line 33 thru 44)	$ -	$ -	$ -	$ -	45

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 47 through 94)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
	Other Storage Plant					
46	(360) Land and Land Rights	$	$	$	$	46
47	(361) Structures and Improvements					47
48	(362-3) Gas Holders & Purification Equipment					48
49	(363.1-2) Liquefaction & Vaporizing Equipment					49
50	(363.3-4) Compressor/ Measuring/ Regulating Equipment					50
51	(363.5) Other Equipment					51
52	(363.6) Asset Retirement Costs					52
53	Total Other Storage Plant (Lns. 46 thru 52)	$ -	$ -	$ -	$ -	53
54	**(364.1-9) Base Load LNG Terminaling/ Proc.**					54
	Transmission Plant					
55	(365.1 & 365.2) Land & Rights of Way	$ 75,858	$		$ 75,858	55
56	(366) Structures & Improvements	17,998			17,998	56
57	(367) Mains	12,827,776	322,032	(15,654)	13,134,154	57
58	(368) Compressor Station Equipment	-			-	58
59	(369) Meas. and Reg. Station Equipment	2,948,087	57,546	27,582	3,033,215	59
60	(370) Communication Equipment	-			-	60
61	(371) Other Equipment	36,464			36,464	61
62	(372) Asset Retirement Costs...					62
63	Total Transmission Plant (Lines 55 through 62)	$ 15,906,183	$ 379,578	$ 11,928	$ 16,297,689	63
	Distribution Plant					
64	(374) Land & Land Rights	$	$	$	$	64
65	(375) Structures and Improvements					65
66	(376) Mains					66
67	(377) Compressor Station Equipment					67
68	(378 & 379) Meas. & Reg. Station Equipment					68
69	(380) Services					69
70	(381-384) Meters & House Regulators					70
71	(385) Ind. Meas. & Reg. Station Equipment					71
72	(386 & 387) Other Prop & Equipment					72
73	(388) Asset Retirement Costs...					73
74	Total Distribution Plant (Lns. 64 through 73)	$ -	$ -	$ -	$ -	74
	General Plant					
75	(389) Land & Land Rights	$	$	$	$ -	75
76	(390) Structures & Improvements				-	76
77	(391) Office Furniture & Equipment			-	-	77
78	(392) Transportation Equipment		-	-	-	78
79	(393-396) Stores, Tools, Lab & Power Equipment		-	-	-	79
80	(397) Communication Equipment			-	-	80
81	(398-399) Misc. & Other Equipment			-	-	81
82	(399.1) Asset Retirement Costs...					82
83	Total General Plant (Lns. 75 through 82)	$ -	$ -	$ -	$ -	83
84	**TOTAL PLANT - TEXAS**	$ 15,906,183	$ 379,578	$ 11,928	$ 16,297,689	84
	(Lns. 1, 2, 22, 32, 45, 53, 54, 63, 74 & 83)					
	All Other Areas					
85	(301-364) Int., Prod., & Storage Plant	$ -	$ -	$ -	$ -	85
86	(365-372) Transmission Plant	-	-	-	-	86
87	(374-388) Distribution Plant	32,681	-	(32,681)	-	87
88	(389-399) General Plant	-	-	-	-	88
89	TOTAL PLANT - ALL AREAS (Lns. 84 through 88)	$ 15,938,864	$ 379,578	$ (20,753)	$ 16,297,689	89

(Line 89(e) must equal p.12, Ln. 1(c))

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE (BALANCE SHEET ACCOUNT 108)

Totals - Texas Only (Lines 1 through 46)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) Intangible Plant-SUB-TOTAL		$ -	$ -	$ -	$	1
2	(304-320) Manufactured Gas Prod. Plant		$	$	$	$	2
	Natural Gas Production and Gath. Plant						
3	(325.1) Producing Lands		$	$	$	$	3
4	(325.2) Producing Leaseholds						4
5	(325.3) Gas Rights						5
6	(325.4) Rights-of-Way						6
7	(325.5) Other Land and Land Rights						7
8	(326) Gas Well Structures						8
9	(327) Field Compressor Station Structures						9
10	(328) Field Meas. & Reg. Station Structures						10
11	(329) Other Structures						11
12	(330) Producing Gas Wells - Well Construction						12
13	(331) Producing Gas Wells - Well Equipment						13
14	(332) Field Lines						14
15	(333) Field Compressor Station Equipment						15
16	(334) Field Meas. & Reg. Station Equipment						16
17	(335) Drilling and Cleaning Equipment						17
18	(336) Purification Equipment						18
19	(337) Other Equipment						19
20	(338) Unsuccessful Explor & Development Costs						20
21	(339) Asset Retirement Costs...						21
22	Total Natural Gas Production & Gathering Plant (Lines 3 through 21)		$ -	$ -	$ -	$ -	22
	Products Extraction Plant						
23	(340) Land & Land Rights		$	$	$	$	23
24	(341) Structures and Improvements						24
25	(342) Extraction and Refining Equipment						25
26	(343) Pipe Lines						26
27	(344) Extracted Products Storage Equipment						27
28	(345) Compressor Equipment						28
29	(346) Gas Measuring & Regulating Equipment						29
30	(348) Other Equipment						30
31	(347) Asset Retirement Costs...						31
32	Total Prod. Extract. Plant (Lns. 23 through 31)		$ -	$ -	$ -	$ -	32
	Underground Storage Plant						
33	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	33
34	(351) Structures and Improvements						34
35	(352) Wells						35
36	(352.1) Storage Leaseholds and Rights						36
37	(352.2) Reservoirs						37
38	(352.3) Nonrecoverable Natural Gas						38
39	(353) Lines						39
40	(354) Compressor Station Equipment						40
41	(355) Measuring and Regulating Equipment						41
42	(356) Purification Equipment						42
43	(357) Other Equipment						43
44	(357) Asset Retirement Costs...						44
45	Total Undergr. Storage Plant (Lns. 33 through 44)		$ -	$ -	$ -	$ -	44

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE (BALANCE SHEET ACCOUNT 108)

Totals – Texas Only

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
	Other Storage Plant						
46	(360) Land and Land Rights		$	$	$	$	46
47	(361) Structures and Improvements						47
48	(362-3) Gas Holders & Purification Equipment						48
49	(363.1-2) Liquefaction & Vaporizing Equipment						49
50	(363.3-4) Comp./ Measuring/ Regulating Equipment						50
51	(363.5) Other Equipment						51
52	(363.6) Asset Retirement Costs. . .						52
53	Total Other Storage Plant (Lns. 46 through 52)		$ -	$ -	$ -	$ -	53
54	(364.1-9) **Base Load LNG Term./ Proc.**						54
	TRANSMISSION PLANT						
55	(365.1 & 365.2) Land & Rights of Way		$ 37,698	$ 1,211	-	$ 38,909	55
56	(366) Structures & Improvements		9,595	675	-	10,270	56
57	(367) Mains		6,475,741	275,765	(52,831)	6,698,675	57
58	(368) Compressor Station Equipment		0			0	58
59	(369) Meas. and Reg. Station Equipment		377,046	80,463	(11,041)	446,468	59
60	(370) Communication Equipment		0			0	60
61	(371) Other Equipment		10,940	3,646		14,586	61
62	(372) Asset Retirement Costs. . .						62
63	Total Transmission Plant (Lns. 55 through 62)	10-27 yrs	$ 6,911,020	$ 361,760	$ (63,872)	$ 7,208,908	63
	DISTRIBUTION PLANT						
64	(374) Land & Land Rights		$				64
65	(375) Structures and Improvements						65
66	(376) Mains						66
67	(377) Compressor Station Equipment						67
68	(378 & 379) Meas. & Reg. Station Equipment						68
69	(380) Services						69
70	(381-384) Meters & House Regulators						70
71	(385) Ind. Meas. & Reg. Station Equipment						71
72	(386 & 387) Other Prop & Equipment						72
73	(388) Asset Retirement Costs. . .						
74	Total Distribution Plant (Lns. 64 through 73)		$ -	$ -	$ -	$ -	73
	GENERAL PLANT						74
75	(389) Land & Land Rights		$	$		$ 0	75
76	(390) Structures and Improvements					0	76
77	(391) Office Furniture & Equipment						77
78	(392) Transportation Equipment						78
79	(393-396) Stores, Tools, Lab. & Power Equipment						79
80	(397) Communication Equipment						80
81	(398-399) Misc. & Other Equipment						81
82	(399.1) Asset Retirement Costs. . .						
83	Total General Plant (Lns. 75 through 82)		$ -	$ -	$ -	$ -	82
84	**TOTAL ACCUMULATED DEPRECIATION - TEXAS**		$ 6,911,020	$ 361,760	$ (63,872)	$ 7,208,908	83
	(Lns. 1, 2, 22, 32, 45, 53, 54, 63, 74 & 83)						84
	ALL OTHER AREAS						85
85	(301-364) Int., Prod., & Storage Plant		$				86
86	(365-372) Transmission Plant						87
87	(374-388) Distribution Plant		2,553	308	(2,861)	0	88
88	(389-399) General Plant						89
89	**Total Depr. - ALL AREAS (Lns. 84 through 88)**		$ 6,913,573	$ 362,068	$ (66,733)	$ 7,208,908	90

(Line 89(f) must equal amount for Acct. 108 included on p.12, Ln. 9(c))

INCOME FROM NONUTILITY OPERATIONS (Acct. 417 & 417.1)

Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Acct. 417 Revenue (b)	Acct. 417.1 Expenses (c)	Net Income (Col. b less c) (d)	Line No.
1	Revenue - Nonutility Operations	29,000	-	$ 29,000	1
2					2
3					3
4					4
5					5
6					6
7					7
8	TOTAL (Col. (d) must equal p.10, ln. 26)	$	$	$ 29,000	8

MISCELLANEOUS NONOPERATING INCOME (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	None	$ -	9
10			10
11			11
12			12
13			13
14			14
15			15
16	TOTAL (Must equal p.10, ln. 31)	$ -	16

Interest and Dividend Income (Acct. 419)

Ln. No.	Security of Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Ln. No.
1			$ 106,507	1
2				2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ 106,507	8
9	Less total expenses applicable to above		-	9
10	**Total Net Interest and Dividend Income, before taxes**		$ 106,507	10

(Line 10 above must equal p.10, Ln.29)

Extraordinary Income (Acct. 434)

Report details of items included in Acct. 434.

Ln No.	Description (a)	Amount (b)	Ln No.
11	None	$ -	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (Must equal p.11, Ln.54)	$ -	18

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2003

RECONCILIATION OF GAS UTILITY TAX (Tex. Util. Code, § 122.102) Fotr the Year 2003

Activity of Revised Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	**TOTAL GROSS RECEIPTS***	18,708,748	15,172,187	14,230,123	12,707,006	$ 60,818,064	1
2	Less Non-Taxable Receipts						2
3	Less Deductions	15,502,817	13,462,857	11,973,410	10,470,831	51,409,915	3
4	Total Taxable Gross Income	$ 3,205,931	$ 1,709,330	$ 2,256,714	$ 2,236,174	$ 9,408,149	4
5	Multiplied by Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	$ 16,030	$ 8,547	$ 11,284	$ 11,181	$ 47,042	6
7	Adjustments for Over/Under Payments						7
8	Net Tax Due	$ 16,030	$ 8,547	$ 11,284	$ 11,181	$ 47,042	8
9	Late Penalty						9
10	Interest						10
11	**TOTAL AMOUNT PAID**	$ 16,030	$ 8,547	$ 11,284	$ 11,181	$ 47,042	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

*** Reconciliation: All sales and transportation revenues reported on pages 30, 31, 32, and 33 should equal the *Total Gross Receipts* on Line 1 above. If not, please reconcile.**

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING REVENUES			
	Sales of Gas			
1	(480) Residential Sales	$	$	1
2	(481) Sm. Commercial and Industrial Sales	30,578,627	30,578,627	2
3	(481) Lg. Commercial and Industrial Sales	25,596,142	33,201,971	3
4	(482) Other Sales to Public Authorities			4
5	(483) Sales for Resale			5
6	(484) Interdepartmental Sales			6
7	(485) Intracompany Transfers			7
8	'Unbilled Revenues'			8
9	Total Sales of Gas (Line 1 thru 8)	$ 56,174,769	$ 63,780,598	9
	Other Operating Revenues			
10	(487) Forfeited Discounts	$		10
11	(488) Miscellaneous Service Revenues			11
12	(489.1-3) Revenues from Transportation. . . (G, T & D)	4,643,294	4,643,294	12
13	(489.4) Revenues from Storing Gas of Others			13
14	(490) Sales of Products Extracted from Natural Gas			14
15	(491) Revenues from Natural Gas Processed by Others			15
16	(492) Incidental Gasoline and Oil Sales			16
17	(493) Rent from Gas Property			17
18	(494) Interdepartmental Rents			18
19	(495) Other Gas Revenues			19
20	(496) Provision for Rate Refunds			20
21	TOTAL OTHER OPERATING REVENUES (Lns. 10 thru 20)	$ 4,643,294	$ 4,643,294	21
22	TOTAL OPERATING REVENUES (Ln. 9 plus 21)	$ 60,818,063	$ 68,423,892	22
	OPERATIONG & MAINTENANCE EXPENSES			
	Manufactured Gas Production Expenses			
23	(700-742) Steam & Manufactured Gas Expenses	$	$	23
	Natural Gas Production Exp. - Production & Gathering			
24	(750) Operation Supervision and Engineering	$	$	24
25	(751) Production Maps and Records			25
26	(752) Gas Wells Expenses			26
27	(753) Field Lines Expenses			27
28	(754) Field Compressor Station Expenses			28
29	(755) Field Compressor Station Fuel and Power			29
30	(756) Field Measuring and Regulating Station Expenses			30
31	(757) Purification Expenses			31
32	(758) Gas Wells Royalties			32
33	(759) Other Expenses			33
34	(760) Rents			34
35	(761) Maintenance Supervision and Engineering			35
36	(762) Maintenance of Structures and Improvements			36
37	(763) Maintenance of Producing Wells			37
38	(764) Maintenance of Field Lines			38
39	(765) Maintenance of Field Compressor Station Equipment			39
40	(766) Maintenance of Field Meas. and Reg. Station Equip.			40
41	(767) Maintenance of Purification Equipment			41
42	(768) Maintenance of Drilling and Cleaning Equipment			42
43	(769) Maintenance of Other Equipment			43
44	Total Prod & Gathering Expenses (Lns. 24 - 43)	$ -	$ -	44

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Natural Gas Production Expense - Products Extraction			
45	(770) Operation Supervision & Engineering	$	$	45
46	(771) Operation Labor			46
47	(772) Gas Shrinkage			47
48	(773) Fuel			48
49	(774) Power			49
50	(775) Materials			50
51	(776) Operation Supplies and Expenses			51
52	(777) Gas Processed by Others			52
53	(778) Royalties on Products Extracted			53
54	(779) Marketing Expenses			54
55	(780) Products Purchased for Resale			55
56	(781) Variation in Products Inventory			56
57	(782) Extracted Products Used by the Utility - Credit			57
58	(783) Rents			58
59	(784) Maintenance Supervision and Engineering			59
60	(785) Maintenance of Structures and Improvements			60
61	(786) Maintenance of Extraction and Refining Equipment			61
62	(787) Maintenance of Pipe Lines			62
63	(788) Maintenance of Extracted Products Storage Equipment			63
64	(789) Maintenance of Compressor Equipment			64
65	(790) Maintenance of Gas Measuring and Reg. Equipment			65
66	(791) Maintenance of Other Equipment			66
67	Total Products Extraction Expenses (Lns. 45 - 66)	$ -	$ -	67
	Exploration and Development Expenses			
68	(795) Delay Rentals	$	$	68
69	(796) Nonproductive Well Drilling			69
70	(797) Abandoned Leases			70
71	(798) Other Exploration			71
72	Total Exploration & Development Exp. (Lines 68-71)	$ -	$ -	72
	Other Gas Supply Expenses			
73	(800) Natural Gas Well Head Purchases	$	$	73
74	(800.1 Natural Gas Field Line Purchases, Intracompany Transfers			74
75	(801) Natural Gas Field Line Purchases			75
76	(802) Natural Gas Gasoline Plant Outlet Purchases			76
77	(803) Natural Gas Transmission Line Purchases	51,409,916	58,807,368	77
78	(804) Natural Gas City Gate Purchases			78
79	(804.1 Liquified Natural Gas Purchases			79
80	(805) Other Gas Purchases			80
81	(805.1 Purchased Gas Cost Adjustments			81
82	(806) Exchange Gas			82
83	(807) Purchases Gas Expenses			83
84	(808.1 Gas Withdrawn from Storage - Debit			84
85	(808.2 Gas Delivered to Storage - Credit			85
86	(809.1 Withdrawals of LNG held for Processing - Debit			86
87	(809.1 Deliveries of Natural Gas for Processing - Credit			87
88	(810) Gas used for Compressor Station Fuel - Credit			88
89	(811) Gas Used for Products Extraction			89

Gas Operating Revenues and Expenses (Continued)

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Other Gas Supply Expenses (continued)			
90	(812) Gas Used for Other Utility Operations - Credit	$	$	90
91	(813) Other Gas Supply Expenses			91
92	Total Other Gas Supply Expenses (Lns. 73 - 91)	$ 51,409,916	$ 58,807,368	92
	Underground Storage Expenses			
93	(814) Operation Supervision and Engineering	$	$	93
94	(815) Maps and Records			94
95	(816) Wells Expenses			95
96	(817) Lines Expenses			96
97	(818) Compressor Station Expenses			97
98	(819) Compressor Station Fuel and Power			98
99	(820) Measuring and Regulation Station Expenses			99
100	(821) Purification Expenses			100
101	(822) Exploration and Development			101
102	(823) Gas Losses			102
103	(824) Other Expenses			103
104	(825) Storage Wells Royalties			104
105	(826) Rents			105
106	(830) Maintenance Supervision and Engineering			106
107	(831) Maintenance of Structures and Improvements			107
108	(832) Maintenance of Reservoirs and Wells			108
109	(833) Maintenance of Lines			109
110	(834) Maintenance of Compressor Station Equipment			110
111	(835) Maintenance of Measuring and Reg. Station Equipment			111
112	(836) Maintenance of Purification Equipment			112
113	(837) Maintenance of Other Equipment			113
114	Total Undergrnd. Storage Exp. (Lns. 93-113)	$ -	$ -	114
	Other Storage Expenses			
115	(840) Operation Supervision and Engineering	$	$	115
116	(841) Operation Labor and Expenses			116
117	(842) Rents			117
118	(842.1) Fuel			118
119	(842.2) Power			119
120	(842.3) Gas Losses			120
121	(843.1) Maintenance Supervision and Engineering			121
122	(843.2) Maintenance of Structures and Improvements			122
123	(843.3) Maintenance of Gas Holder			123
124	(843.4) Maintenance of Purification Equipment			124
125	(843.5) Maintenance of Liquefaction Equipment			125
126	(843.6) Maintenance of Vaporizing Equipment			126
127	(843.7) Maintenance of Compressor Equipment			127
128	(843.8) Maintenance of Measuring and Regulating Equipment			128
129	(843.9) Maintenance of Other Equipment			129
130	(843.1) Total Other Storage Expenses (Lns. 115 through 129)	$ -	$ -	130
	Other Storage Expenses			
131	(844-846) 'LNG related OPERATION expenses'			131
132	(847.1-8) 'LNG related MAINTENANCE expenses'			132
133	Total LNG Terminaling & Proc. Exp. (Line 131 & 132)	$ -	$ -	133

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	-			
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Transmission Expenses			
134	(850) Operation Supervision and Engineering	$	$	134
135	(851) System Control and Load Dispatching	9,612	9,612	135
136	(852) Communications System Expenses			136
137	(853) Compressor Station Labor and Expenses			137
138	(854) Gas for Compressor Station Fuel			138
139	(855) Other Fuel and Power for Compressor Stations			139
140	(856) Mains Expenses	118,174	118,174	140
141	(857) Measuring and Regulation Station Expenses			141
142	(858) Transmission and Compression of Gas by Others		46,386	142
143	(859) Other Expenses	42,696	42,696	143
144	(860) Rents			144
145	(861-867) Maintenance Supervision and Engineering	75,904	75,904	145
146	Total Transmission Expenses (lns. 134 thru 145)	$ 246,386	$ 292,772	146
	Distribution Expenses			
147	(870) Operation Supervision and Engineering	$		
148	(871) Distribution Load Dispatching	-	-	148
149	(872) Compressor Station Labor and Expenses			149
150	(873) Compressor Station Fuel and Power			150
151	(874) Mains and Services Expenses	-	-	151
152	(875) Measuring and Regulation Station Expenses - General			152
153	(876) Measuring and Regulation Station Exp. - Industrial			153
154	(877) Meas. and Reg. Station Exp. - City Gates			154
155	(878) Meter and House Regulator Expenses			155
156	(879) Customer Installatoins Expenses			156
157	(880) Other Expenses	-	-	157
158	(881) Rents			158
159	(885) Maintenance Supervision and Engineering			159
160	(886) Maintenance of Structures and Improvements			160
161	(887) Maintenance of Mains	-	-	161
162	(888) Maintenance of Field Compressor Station Equipment			162
163	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen			163
164	(890) Maintenance of Field Meas. and Reg. Station Equip. Industrial			164
165	(891) Maintenance of Field Meas. and Reg. Station Equip. - City Gates	-	-	165
166	(892) Maintenance of Services	-	-	166
167	(893) Maintenance of Meters and House Regulators			167
168	(894) Maintenance of Other Equipment	-	-	168
169	Total Distribution Expenses (lines 147 thru 168)	$ -	$ -	169
	Customer Accounts Expense			
170	(901) Supervision	$	$	170
171	(902) Meter Reading Expenses			171
172	(903) Customer Records & Collection Expenses			172
173	(904) Uncollectible Accounts	607,000	607,000	173
174	(905) Misc. Customer Accounts Expenses			174
175	Total Customer Acounts Expenses (lines 170 thru 174)	$ 607,000	$ 607,000	175

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)		Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)				
	Operation and Maintenance Expenses (continued)				
	Customer Service and Informational Expenses				
176	(907)	Supervision	$		176
177	(908)	Customer Assistance Expenses			177
178	(909)	Informational and Instructional Advertising Exp.			178
179	(910)	Misc. Customer Service & Informational Exp.			179
180		Total Customer Service and Informational Exp. (Line 176-179)	$ -	$ -	180
	Sales Expenses				
181	(911)	Supervision	$		181
182	(912)	Demonstrating and Selling Expenses			182
183	(913)	Advertising Expenses			183
184	(916)	Miscellaneous Sales Expenses			184
185		Total Sales Exp. (Lines 181 - 184)	$ -	$ -	185
	Administrative and General Expenses				
186	(920)	Administrative and General Salaries	$ 631,481	631,481	186
187	(921)	Office Supplies and Expenses	22,203	22,203	187
188	(922)	Administrative Expenses Transferred - Credit			188
189	(923)	Outside Services Employed	50,053	50,053	189
190	(924)	Property Insurance			190
191	(925)	Injuries and Damages			191
192	(926)	Employee Pensions and Benefits			192
193	(927)	Franchise Requirements			193
194	(928)	Regulatory Commission Expenses			194
195	(929)	Duplicate Charges - Credit			195
196	(930.1)	Institutional or Goodwill Advertising Expense			196
197	(930.2)	Miscellaneous General Expense	488,941	488,941	197
198	(931)	Rents	1,318	1,318	198
199	(932)	Maintenance of General Plant	1,170	1,170	199
200		Total Admin. & General Expenses (Lines 186 thru 199)	$ 1,195,166	$ 1,195,166	200
201		**Total Operation & Maintenance Expenses**	$ 53,458,468	$ 60,902,306	201
		(Lines 23, 44, 67, 72, 92, 114, 130, 133, 146, 169, 175, 180, 185 & 200)			
		Other Operating Expenses			
202	(403-403.1)	Depreciation Expense *	$ 597,030	$ 598,261	202
203	(404-407.2)	Combined Amortization Expenses *			203
204	(407.3-4)	Regulatory Debits & Credits			
205	(408.1)	Taxes Other Than Income Taxes	1,554,188	1,554,188	205
206	(409.1)	Income Taxes	1,761,607	1,761,607	206
207	(410.1)	Provisions for Deferred Income Taxes	198,613	198,613	207
208	(411.1)	Provisions for Deferred Income Taxes - Credit			208
209	(411.4)	Investment Tax Credit Adj. - Utility Operations			209
210	(411.6-7)	Gains/ Losses from Disposition of Utility Plant			
211	(411.10)	Accretion Expense			
212		**Total Other Operating Expenses (Lns. 202 thru 211)**	$ 4,111,438	$ 4,112,669	212
213	**TOTAL OPERATING EXPENSES (LN. 201 plus 212)**		$ 57,569,906	$ 65,014,975	213
214	**NET GAS OPERATING INCOME (LN. 22 MINUS LN. 213)**		$ 3,248,157	$ 3,408,917	214

Respondent's Own Production in Texas (Acct. 758)

In columnar form give the following information for all gas produced by the Respondent in Texas.

Line No.	RRC Lease Id. No. if Casinghead Gas or RRC Well Id. No. if Gas Well Gas (a)		Volumes MMBtu (b)	Annual Cost (c)	Line No.
1	NONE			$	1
2					2
3					3
4					4
5					5
6					6
7					7
8	TOTAL		$	-	8

Sale of Respondent's Own Production in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systemes. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. In col. (c), not affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parenthses below each volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
9			NONE		$	9
10						10
11						11
12						12
13						13
14						14
15						15
16	TOTAL			$	-	16

Company: __Industrial Gas Supply Corporation__ *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

Gathering and Transmission Gas Purchases in Texas

(ACCTS. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and note affiliates with an asterisk (*). Report volumes in Mcf (at 14.65 p.s.i.a and 60 degrees Farenheit).

Ln No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1			(See Attached Pages 31A for Detail)			1
2						2
3						3
4						4
5						5
6						6
7	TOTAL			10,254,580	$ 51,409,916	7

Gathering and Transmission Gas Sales in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S adn 481L. In col. (c), note affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parentheses below total volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
8					$	8
9						9
10			(See Attached Pages 31B, C, D and E for Detail)			10
11						11
12						12
13						13
14	TOTAL			10,267,870	$ 56,174,770	14

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS

(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.I.a. and 60 degrees Fahrenheit).

Line No.	Acctount No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	804	E-CrossTexGulf-T-04	Crosstex Gulf Coast Mkt'g	7,184,144	$ 36,926,886	1
2	804	E-D&P Operat-T-01	Daystar Oil & Gas	1,376	6,954	2
3	804	E-EGRC-T-01	Entex Gas Resources	1,385,484	5,237,546	3
4	804	E-KMTPL-T-04/E-KMTPL-T-05	Kinder Morgan TX Pipeline	995,640	5,209,468	4
5	804	E-MagnumHunter-T-01	Magnum Hunter Production	291,063	1,483,226	5
6	804	E-Sonora Petro-T-02	Sonora Petroleum	314,805	1,617,015	6
7	804	E-KM Tejas-T-04	Tejas Pipeline	1,363	8,302	7
8	804	E-KMShip-T-01	Tejas Ship Channel	98,225	515,513	8
9						9
10			Supplier Estimate	(17,520)	436,731	10
11			Over/ Under	-	(31,725)	11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20			804 Total	10,254,580	$ 51,409,916	20

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	CI-2397-TS-46	TN-2397-TS-058	26,783	183,026	1
2	481S	CI-2397-TS-84	TN-2397-TS-007		(643)	2
3	481S	CI-2397-TS-65	TN-2397-TS-077	2,961	17,809	3
4	481S	CI-2397-TS-98	TN-2397-TS-099	279,322	1,277,908	4
5	481S	CI-2397-TS-117	TN-2397-TS-117	4,046	44,315	5
6	481S	CI-2397-TS-15	TN-2397-TS-015	56,266	255,327	6
7	481S	CI-2397-TS-49	TN-2397-TS-061	1,472	9,813	7
8	481S	CI-2397-TS-108	TN-2397-TS-111	89,966	569,690	8
9	481S	CI-2397-TS-109	TN-2397-TS-023	24,249	156,309	9
10	481S	CI-2397-TS-75	TN-2397-TS-016	127,074	818,355	10
11	481S	CI-2397-TS-118	TN-2397-TS-122	102,459	670,195	11
12	481S	CI-2397-TS-103	TN-2397-TS-105	93,095	527,611	12
13	481S	CI-2397-TS-10834	TN-2397-TS-8910	141	1,222	13
14	481S	CI-2397-TS-41	TN-2397-TS-052	3,092	21,177	14
15	481S	CI-2397-TS-38	TN-2397-TS-038	204,308	745,860	15
16	481S	CI-2397-TS-10830	TN-2397-TS-113	11,702	66,036	16
17	481S	CI-2397-TS-062	TN-2397-TS-118	1,165,348	7,002,662	17
18	481S	CI-2397-TS-105	TN-2397-TS-021	73,229	505,162	18
19	481S	CI-2397-TS-077	TN-2397-TS-8671	219,781	1,286,166	19
20	481S	CI-2397-TS-25	TN-2397-TS-025	11,064	69,531	20
21	Sub-total			2,496,358	$ 14,227,531	21

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	CI-2397-TS-111	TN-2397-TS-112	167,491	836,739	1
2	481S	CI-2397-TS-9	TN-2397-TS-106	7,239	49,124	2
3	481S	CI-2397-TS-110	TN-2397-TS-107	827,908	4,338,972	3
4	481S	CI-2397-TS-100	TN-2397-TS-018	55,125	347,711	4
5	481S	CI-2397-TS-86	TN-2397-TS-101	69,105	448,502	5
6	481S	CI-2397-TS-47	TN-2397-TS-059	84	2,808	6
7	481S	CI-2397-TS-88	TN-2397-TS-091	372,275	1,702,613	7
8	481S	CI-2397-TS-120	TN-2397-TS-123	124,602	816,250	8
9	481S	CI-2397-TS-93	TN-2397-TS-056	11	11,659	9
10	481S	CI-2397-TS-35	TN-2397-TS-035	76,992	510,480	10
11	481S	CI-2397-TS-116	TN-2397-TS-116	1,759	15,423	11
12	481S	CI-2397-TS-108	TN-2397-TS-104	514	6,838	12
13	481S	CI-2397-TS-10833	TN-2397-TS-7841	6,170	39,582	13
14	481S	CI-2397-TS-10832	TN-2397-TS-031	54,563	356,332	14
15	481S	CI-2397-TS-5	TN-2397-TS-005	75,811	456,245	15
16	481S	CI-2397-TS-79	TN-2397-TS-055	74,734	467,147	16
17	481S	CI-2397-TS-4	TN-2397-TS-004	51,695	335,656	17
18	481S	CI-2397-TS-54	TN-2397-TS-66	16	1,200	18
19	481S	CI-2397-TS-10347	TN-2397-TS-8337	334,913	1,845,965	19
20	481S	CI-2397-TS-10349	TN-2397-TS-8338	589	4,456	20
21	Sub-total			4,797,954	$ 26,821,233	21

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	CI-2397-TS-3	TN-2397-TS-8669	81,923	530,406	1
2	481S	CI-2397-TS-107	TN-2397-TS-019	6,222	42,034	2
3	481S	CI-2397-TS-42	TN-2397-TS-053	130,199	724,874	3
4	481S	CI-2397-TS-101	TN-2397-TS-109	164,881	883,053	4
5	481S	CI-2397-TS-106	TN-2397-TS-033	105,455	662,055	5
6	481S	CI-2397-TS-91	TN-2397-TS-095	4,557	33,135	6
7	481S	CI-2397-TS-10348	TN-2397-TS-100	154,274	881,535	7
8	481S	CI-2397-TS-83	TN-2397-TS-098	6	302	8
9						9
10						10
11						11
12						12
13						13
14		**481S Total**		5,445,471	$ 30,578,627	14
15						15
16						16
17						17
18						18
19						19
20						20
21	Sub-total			5,445,471	$ 30,578,627	21

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481L	CI-2397-TS-28	TN-2397-TS-028	1,375,423	7,636,511	1
2	481L	CI-2397-TS-115	TN-2397-TS-115	448,289	2,422,273	2
3	481L	CI-2397-TS-14	TN-2397-TS-057	84,171	544,977	3
4	481L	CI-2397-TS-114	TN-2397-TS-110	45,848	308,257	4
5	481L	CI-2397-TS-112	TN-2397-TS-032	1,541,610	7,490,774	5
6	481L	CI-2397-TS-97	TN-2397-TS-8670	299,233	1,764,853	6
7	481L	CI-2397-TS-39	TN-2397-TS-039	1,027,825	5,376,931	7
8	481L	Estimate			51,567	8
9	481L					9
10						10
11	481L	481L Total		4,822,399	$ 25,596,143	11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20						20
21						21
22						22
23						23
24						24
25	Total			10,267,870	$ 56,174,770	25

Company: Industrial Gas Supply Corporation *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2003

Revenue From Transportation of Gas of Others In Texas

(ACCT. 489.1-489.3)

Report the following for Account 489.1-3 by RRC tariff. In columns (d) and (e) all volumes must be shown in Mcf (at 14.65 p.s.i.a. and 60 degrees Farenheit). In column (b) note affiliates with an asterick. In column (c), identify, wherever possible, the type(s) of service available under the contract using th following codes: T=transporation; G=gathering; N=NGPA Sec. 311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transporation service; O=other(explain in footnote).
If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues.

Line No.	Tariff No. or FERC Docket No. (a)	Customer Name or RRC Customer ID No. (b)	Type (c)	Volume (MMBtu) Received (d)	Volume (Mcf) Delivered (e)	Annual Revenue (f)	Amount Per MMBtu (g)	Line No.
1	TN-2397-TT-9745	11166	T	14,540,362	14,540,362	3,077,439	0.212	1
2	TN-2397-TT-9744	11168	T	3,709,597	3,709,597	809,724	0.218	2
3	TN-2397-TT-9743	11167	T	7,996,969	7,996,969	803,698	0.101	3
4		**Estimate**	T	(697,881)	(697,881)	(47,567)	0.068	4
5								5
6								6
7								7
8								8
9								9
10								10
11								11
12								12
13	TOTAL			25,549,047	25,549,047	$ 4,643,294	$ 0.182	13

Revenue from Storing Gas of Others (Acct. 489.4)

Report below, by RRC Tariff,all storage for a fee activity during the year.
In column (b) note **affiliates with an asterix** (*)

Ln. No.	Tariff Number (a)	Customer Name or RRC Customer ID No. (b)	Amount (b)	Ln. No.
1			$	1
2				2
3				3
4				4
5				5
6				9
7	TOTAL from Revenue Storage (must equal Page 25, Line 13)		$	10

Other Gas Revenues (Acct. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Ln. No.	Description of Operations: (a)	Amount (b)	Ln. No.
8	Gains on Settlements of Imbalance Receivables and Payables	$	8
9	Revenues from Penalties in Tariffs, including Penalties from Cash-Out Settlements		9
10	Brockerage Commissions		10
11	Billing, Engineering Services, etc.		11
12	Dehydration & Processing Fees		12
13	Other (describe):		13
14			14
15			15
16			16
17	TOTAL (Must equal p. 25 Ln 19)	$ -	17

Note: Amounts on Lines 8 & 9 are to be setup in subaccounts to account 495

Revenue from Storing Gas of Others (Acct. 489.4)

Report below, by RRC Tariff, all storage for a fee activity during the year.
In column (b) note **affiliates with an asterix (*)**

Ln. No.	Tariff Number (a)	Customer Name or RRC Customer ID No. (b)	Amount (b)	Ln. No.
1			$	1
2				2
3				3
4				4
5				5
6				9
7	TOTAL from Revenue Storage (must equal Page 25, Line 13)		$	10

Other Gas Revenues (Acct. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Ln. No.	Description of Operations: (a)	Amount (b)	Ln. No.
8		$	8
9			9
10			10
11			11
12			12
13			13
14			14
15			15
16			16
17	TOTAL (Must equal p. 25 Ln 19)	$ -	17

Note: Amounts on Lines 8 & 9 are to be setup in subaccounts to account 495

Summary of Total Natural Gas Handled

Line No.	Particulars (a)	MMBtu (b)	Line No.
	Acquisitions		
1	Gas Produced in Texas by Respondent		1
2	Gas Imported into Texas by Respondent		2
3	Texas Produced Gas Purchased	10,254,580	3
4	Imported Gas Purchased in Texas		4
5	Gas Transported for Fee (Accepted)	25,549,047	5
6	Exchange Gas (From Others)		6
7	Gas Removed from Storage		7
8	Other Acquisitions (Explain Below)		8
9	**TOTAL ACQUISITIONS (Items 1 thru 8)**	35,803,627	9
	Dispositions		
10	Texas Produced Gas Sold in Texas	10,267,870	10
11	Texas Produced Gas Used by Respondent		11
12	Imported Gas Sold in Texas		12
13	Imported Gas Used by Respondent		13
14	Texas Produced Gas Exported		14
15	Imported Gas Exported by Respondent		15
16	Gas Transported for Fee (Delivered)	25,549,047	16
17	Exchange Gas (To Others)		17
18	Gas Placed into Storage		18
19	Extraction of Fluids (Shrinkage)		19
20	Other Dispositions (Explain in Footnote) Line breakage		20
21	Unaccounted for Gas	(13,290)	21
22	**TOTAL DISPOSITIONS (Items 10 thru 21)**	35,803,627	22

NOTE: Line 9 must equal Line 22

Explanations:

Gas Transportation Property

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. This does not include distribution system mains and services

144	Total miles of pipeline reported in last year's Annual Report
	Additions during the year
	Retirements during the year
144	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP (S)

Reminder: Maps of your gathering and transmission systems are required to be on file with the Commission.

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)	Line No.
1					1
2					2
3					3
4					4
5					5
6					6
7					7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20
21					21
22					22



N
HUNTING
BAYOU
DOWNTOWN
HOUSTON
BUFFALO
BAYOU
GREENS
BAYOU
HARRIS COUNTY
FORT BEND COUNTY
BRAZOS
LEGEND
LINECODES
INDUSTRIAL GAS SUPPLY CORP.

GAS UTILITIES

2003

TRANSMISSION ANNUAL REPORT

of

Unit Gas Transmission Company
(Name of Reporting Company)

1111 Louisiana - Houston, Texas 77002
(Address of Reporting Company)

For Calendar Year 2003

RAILROAD COMMISSION OF TEXAS

Victor G. Carrillo, Chairman
Charles R. Matthews, Commissioner
Michael L. Williams, Chairman

GAS UTILITIES

2003

Transmission Annual Report

of

Unit Gas Transmission Company

For Calendar Year 2003

RAILROAD COMMISSION OF TEXAS

Victor G. Carrillo, Chairman
Charles R. Matthews, Commissioner
Michael L. Williams, Chairman

Published by
Gas Services Division

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

Affidavit	1
General Instructions	2
Utility Information	4
Important Changes During the Year	5
Affiliates	6
Officers and Directors	7
Common Stockholders	8
Preferred Stockholders	9
Income Statement	10
Utility Operating Income	10
Other Income and Deductions	10
Interest Charges	11
Extraordinary Items	11
Net Income	11
Statement of Retained Earnings	11
Balance Sheet	12
Utility Plant	12
Other Property and Investments	12
Current and Accrued Assets	12
Deferred Debits	13
Proprietary Capital	13
Long Term Debt	14
Other Noncurrent Liabilites	14
Current and Accrued Liabilities	14
Deferred Credits	14
Note Receivable	15
Receivables from Associated Companies	15
Notes Payable	16
Payables to Associated Companies	16
Capital Stock Information	17
Long Term Debt	17

TABLE OF CONTENTS (Continued)

Gas Utility Plant in Service	18
Accumulated Provision for Depreciation of Gas Utility Plant in Service	20
Income from Nonutility Operations	22
Miscellaneous Nonoperating Income	22
Interest and Dividend Income	23
Extraordinary Income	23
Reconciliation of Gas Utility Tax	24
Gas Operating Revenues and Expenses	25
Respondent's Own Production in Texas	30
Sale of Respondent's Own Production in Texas	30
Gathering and Transmission Gas Purchases in Texas	31
Gathering and Transmission Gas Sales in Texas	31
Revenue from Transportation of Gas of Others in Texas	32
Revenue from Storing Gas of Others	33
Other Gas Revenues	33
Summary of Total Natural Gas Handled	34
Gas Transportation Property	35
Footnote Data	36

TRANSMISSION ANNUAL REPORT

OF

NAME UNIT GAS TRANSMISSION COMPANY

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 1111 LOUISIANA - HOUSTON , TEXAS 77002

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2003

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Service Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.

[signature]
REPRESENTATIVE OF COMPANY (Signature)

Vice President & Controller
TITLE

Walter L. Fitzgerald
REPRESENTATIVE OF COMPANY (Type or Print)

March 30, 2004
DATE

(713) 207-5329
TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.301, Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division not later than April 1 of each calendar year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

Hard Copy:

A blank copy of the annual report form will be furnished to the gas utility. The completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility.
The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

Electronic Form:

This report was developed on an Excel Spreadsheet, with one page per tab. You may request an electronic copy of the form by e-mailing your request to this office at the addresses shown below. Please state the full name of your gas utility when making the request so the proper form can be sent. **This provision does not relieve the requirement to file a hard copy by the due date**, or extended due date, as appropriate.

e-mail your request to: pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS

All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per MMBtu. Where dates are required, state the month and day as well as the year. **For purchase, sales and transportation activities, provide the full names of the other parties involved.** Customary abbreviations may be used.

ATTACHMENTS

If the space provided in any schedule is insufficient, attach a separate 8 1/2" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages, **and <u>line numbering is required on all attachments</u>**.

REQUIRED VOLUME REPORTING

All volumes in this report must be reported in Million British Thermal Units (**MMBtu**) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit, unless otherwise specified.

UNIFORM SYSTEM OF ACCOUNTS

16 TAC, § 7.310, Uniform System of Accounts, was amended by the Commission on December 22, 2003. The amendment simply substituted the FERC Uniform System of Accounts (USOA) for the NARUC USOA. Distribution and Transmission gas utilities are required to operate and report utilizing the FERC USOA. A gas utility may, however, utilized a modified account numbering system, provided you maintain a readily accessible cross-reference to the FERC USOA.

The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

To assist gas utilities in their transition from operating under the NARUC USOA to the FERC USOA, a basic cross-reference from NARC to FERC has been developed (on a Excel spreadsheet) and is available upon request.

To request a copy of the basic cross-reference please call (512) 463-7022, or e-mail your request to pearl.rodriguez@rrc.state.tx.us or rachel.dougherty@rrc.state.tx.us

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

UTILITY INFORMATION

1. Full name of reporting utility Unit Gas Transmission Company

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Corporation

3. Date of organization Reliant Energy Resources Corp 12/1/1970 under (General or Special Act) General Act of State of Texas

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change. Not Applicable

5. If a foreign corporation, state name and address of designated agent for service in Texas
C.T. Corporation
1601 Elm Street
Dallas, TX 75201

6. If reorganized within the last 5 years, name original company and when reorganized N/A

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following: N/A
   (a) Date of creation of such bankruptcy, receivership, or trust
   (b) Authority for its creation
   (c) Date when possession under it was acquired
   (d) Name of trustee receiver or receivers

8. ***State location of general books of account*** (be specific) 1111 Louisiana Houston, Texas 77002
Telephone: (713) 207-5655

9. State whether respondent's books are kept utilizing the cash or accrual basis of accounting Accrual

10 State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed: Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
P.O. Box 4567
Houston, Texas 77210-4567
Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
___ is submitted along with this report
X will be submitted by (date) May 15, 2004
___ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Respondent's parent, partners or joint ventures:
___ is submitted along with this report
X will be submitted by (date) May 15, 2004
___ no Form 10K's are filed

IMPORTANT CHANGES DURING THE YEAR

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements explicit and precise. Each inquiry must be answered. Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $1,000,000 on or after September 1, 1999, or merger or consolidation with another public utility operating in this state, and reference the Commission notification. (Tex. Util. Code, Section 102.051).

   NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by system, and dates of beginning operations.

   NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the Commission notification (Tex. Util. Code, Section 102.052).

   NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility (Tex. Util. Code, Section 102.053).

   NONE

5 Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

   NONE

AFFILIATES

Report the following detailed information related to all affiliates **with which the Respondent had business transactions during the reporting year**, including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships. For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control (See Tex. Util. Code, § 101.003(2)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	CenterPoint Energy, Inc.	Parent of CenterPoint Energy Resources Corp.	Normal Parent Subsidiary	0%	1
2	CenterPoint Energy Resources Corp.	Wholly owned subsidiary of CenterPoint Energy, Inc.	Normal Parent Subsidiary	100%	2
3	CenterPoint Energy Entex	Affiliate	Gas Sales/Purchases	0%	3
4	Industrial Gas Supply Corporation	Affiliate	Gas Sales/Purchases	0%	4
5	CenterPoint Energy Marketing, Inc.	Affiliate	Gas Sales/Purchases	0%	5
6	CenterPoint Energy Gas Resources Corp.	Affiliate	Gas Sales/Purchases	0%	6
7	Louisiana Unit Gas Transmission Co.	Affiliate	Gas Sales/Purchases	0%	7
8	CenterPoint Energy Gas Receivables, LLC.	Affiliate	Gas Sales/Purchases	0%	8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

OFFICERS AND DIRECTORS

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a municipally owned utility, list names of members of city council or public utility baord as applicable. If Respondent is a sole proprietorship or partnership please list owner or Partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors Length of Term (c)	Directors Term Expires (d)	Line No.
1	Wayne D. Stinnett, Jr. *	Chairman and President			1
2	George C. Hepburn, III	Senior Vice President and Assistant Secretary			2
3	Marc Kilbride	Vice President and Treasurer			3
4	Benjamin J. Reese	Vice President			4
5	Scott E. Rozzell	Vice President and Secretary			5
6	Richard B. Dauphin	Assistant Secretary			6
7	Linda Geiger	Assistant Treasurer			7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	CenterPoint Energy Resources Corporation	1,000	100%	1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

PREFERRED STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at year-end.
If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	None			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

INCOME STATEMENT

Line No.	Account (a)		Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
		UTILITY OPERATING INCOME			
1	(400)	Operating Revenues	p. 25, Ln. 22(c)	$ 159,797,497	1
	Operating Expenses				
2	(401-402)	Operation & Maintenance Expenses	p. 29, Ln. 201(c)	$ 157,331,095	2
3	(403-403.1)	Depreciation Expense *	p. 29, Ln. 202(c)	231,959	3
4	(404.1-3)	Amortizations of Limited Term Utility Plant *			4
5	(405)	Amortization of Other Gas Plant *			5
6	(406)	Amortization of Gas Plant Acquisition Adjustment *			6
7	(407.1)	Amortization of Property Losses *			7
8	(407.2)	Amortization of Conversion Expenses *			8
9	(407.3)	Regulatory Debits			9
10	(407.4)	Regulatory Credits			10
11	(408.1)	Taxes Other Than Income Taxes, Utility Oper. Income	p. 29, Ln. 205(c)	132,361	11
12	(409.1)	Income Taxes, Utility Operating Income	p. 29, Ln. 206(c)	2,542,550	12
13	(410.1)	Provision for Deferred Income Taxes	p. 29, Ln. 207(c)	194,685	13
14	(411.1)	Provision for Deferred Income Taxes - Credits	p. 29, Ln. 208(c)		14
15	(411.4)	Investment Tax Credit Adj. Utility Operations	p. 29, Ln. 209(c)		15
16	(411.6)	Gains from Disposition of Utility Plant	p. 29, Ln. 210		16
17	(411.7)	Losses from Disposition of Utility Plant	p. 29, Ln. 210		17
18	(411.10)	Accretion Expenses	p. 29, Ln. 211(c)		18
19		Total Operating Expenses (Lns. 2 through 18)	p. 29, Ln. 213(c)	$ 160,432,650	19
	Other Operating Income:				
20	(412)	Revenues from Gas Plant Leased to Others		$	20
21	(413)	Expenses of Gas Plant Leased to Others			21
22	(414)	Other Utility Operating Income			22
23		TOTAL OPERATING INCOME (Ln. 1 minus 19, plus Lns. 20 & 22)		$ (635,153)	23
		OTHER INCOME AND DEDUCTIONS			
	Other Income:				
24	(415)	Revenue from Merch., Jobbing & Contract Work		$	24
25	(416)	Costs & Exp. of Merch., Jobbing & Contract Work			25
26	(417-417.1)	Revenues & Expenses from Nonutility Operations	p. 22, Ln. 8	(699)	26
27	(418)	Non-operating Rental Income			27
28	(418.1)	Equity in Earnings of Subsidiary Companies			28
29	(419)	Interest and Dividend Income	p. 23, Ln. 10(c)	5,134,429	29
30	(419.1)	Allowance for Funds Used During Construction			30
31	(421)	Miscellaneous Non-operating Income	p. 22, Ln. 16(b)	-	31
32	(421.1)	Gains on Disposition of Property			32
33		Total Other Income (Lns. 24 through 32)		$ 5,133,730	33
	Other Income Deductions:				
	(421.2)	Loss on Disposition of Property			
34	(425)	Miscellaneous Amortization		$	34
35	(426.1-5)	'Various Income Deductions'		-	35
36		Total Other Income Deductions (Lns. 34 & 35)		$ -	36
37		TOTAL OTHER INCOME DEDUCTIONS (Ln. 33 minus Ln. 36)		$ 5,133,730	37

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* (_) *Amended* *Report Year:* 2003

INCOME STATEMENT (Continued)

Line No.	Account (a)		Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
	Taxes Applicable to Other Income and Deductions:				
38	(408.2)	Taxes Other Than Income Taxes		$	38
39	(409.2)	Income Taxes, Other Income Deductions			39
40	(410.2)	Provision for Deferred Income Taxes			40
41	(411.2)	Provision for Deferred Income Taxes - Credit			41
42	(411.5)	Investment Tax Credit Adjustment, Nonutility Operations			42
43	(427)	Interest on Long Term Debt			43
44		Total Taxes on Other Income & Ded. (Lns. 38 - 43)		$ -	44
45		NET OTHER INCOME AND DEDUCTIONS		$ 5,133,730	45
		(Ln. 37 minus Ln. 44)			
		INTEREST CHARGES			
46	(427)	Interest on Long Term Debt		$	46
47	(428-428.1)	Amortization of Debt Discount and Expense *		-	47
48	(429-429.1)	Amortization of Premium on Debt - Credit *			48
49	(430)	Interest on Debt to Associated Companies			49
50	(431)	Other Interest Expense		6,499	50
51	(432)	Allowance for Borrowed Funds used During Const-Credit			51
52		Total Interest Charges (Lns. 45 through 52)		$ 6,499	52
53		INCOME BEFORE EXTRAORDINARY ITEMS		$ 4,492,078	53
		(Ln. 23 plus or minus Ln. 45 minus Ln. 52)			
		EXTRAORDINARY ITEMS			
54	(434)	Extraordinary Income	p. 23, Ln. 18(b)	$	54
55	(435)	Extraordinary Deductions			55
56	(409.3)	Income Taxes, Extraordinary Items			56
57		NET EXTRAORDINARY ITEMS (Lns. 54 through 56)		$ -	57
58		**NET INCOME (Ln. 53 plus or minus Ln. 57)**		$ 4,492,078	58

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)		Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
59		Unappropriated Retained Earnings - Balance at Jan.1, 2003		$ 9,891,950	59
60	(433)	Balance Transferred from Income	p. 11, Ln. 58(c)	$ 4,492,078	60
61	(436)	Appropriations of Retained Earnings			61
62	(437)	Dividends Declared - Preferred Stock		-	62
63	(438)	Dividends Declared - Common Stock		-	63
64	(439)	Adjustments to Retained Earnings		-	64
65		NET INCREASE (DECREASE) TO RET. EARNINGS		$ 4,492,078	65
		(Lns. 60 through 64)			
66	(216)	Unappropriated Retained Earnings (at Dec. 31)	p. 13, Ln. 88(c)	$ 14,384,028	66
		(Ln. 59 plus or minus Ln. 65)			

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

BALANCE SHEET

Line No.		Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
		UTILITY PLANT			
1	(101)	Utility Plant in Service	p. 19, Ln. 89(e)	$ 6,233,186	1
2	(101.1)	Property Under Capital Leases			2
3	(102)	Gas Plant Purchased or Sold			3
4	(103)	Experimental Gas Plant Unclassified			4
5	(104)	Gas Plant Leased to Others			5
6	(105-105.1)	Properties Held for Future Use			6
7	(106)	Completed Construction Not Classified - Gas			7
8	(107)	Construction Work in Progress - Gas		-	8
9	(108-111)	Accum. Provision for Depreciation & Amort. *		(3,813,517)	9
10	(114)	Utility Plant Acquisition Adjustments			10
11	(115)	Accum. Prov. for Amort. of Utility Plant Acq. Adj. *			11
12	(116)	Other Gas Plant Adjustments			12
13	(117.1)	Gas Stored - Base Gas			13
14	(117.2)	System Balancing Gas			14
15	(117.3)	Gas Stored in Reserviors & Pipelines - Noncurrent			15
16	(117.4)	Gas Owed to System Gas			16
17	(118)	Other Utility Plant			17
18	(119)	Accum. Prov. For Depr./ Amort of Other Utility Plant			18
19		TOTAL UTILITY PLANT (Lines. 1 through 18)		$ 2,419,669	19
		OTHER PROPERTY AND INVESTMENTS			
20	(121)	Nonutility Property		$	20
21	(122)	Accumulated Provision for Depreciation and Amort. *			21
22	(123)	Investment in Associated Companies			22
23	(123.1)	Investment in Subsidiary Companies			23
24	(124)	Other Investments		3,786	24
25	(125)	Sinking Funds			25
26	(126)	Depreciation Fund *			26
27	(128)	Other Special Funds			27
28		TOTAL OTHER PROPERTY & INVESTMENTS (Lns. 20 through 27)		$ 3,786	28
		CURRENT AND ACCRUED ASSETS			
29	(131)	Cash		$ 3,757,765	29
30	(132-134)	Special Deposits			30
31	(135)	Working Funds			31
32	(136)	Temporary Cash Investments			32
33	(141)	Notes Receivable	p. 15, Ln. 8(e)		33
34	(142)	Customer Accounts Receivable		(844,306)	34
35	(143)	Other Accounts Receivable		(264,529)	35
36	(144)	Accum. Provision for Uncollectible. Accts. - Credit		-	36
37	(145)	Notes Receivable from Associated Companies	p. 15, Ln. 16(b)	82,615,422	37
38	(146)	Accounts Receivable from Associated Companies	p. 15, Ln. 16(c)	1,929,152	38
39	(151)	Fuel Stock			39
40	(152)	Fuel Stock Expenses Undistributed			40
41	(153)	Residuals and Extracted Products			41
42	(154)	Plant Materials and Operating Supplies			42
43	(155)	Merchandise			43
44	(156)	Other Materials and Supplies			44
45	(163)	Stores Expenses Undistributed			45
46	(164.1)	Gas Stored - Current			46
47	(164.2)	Liquefied Natural Gas Stored			47
48	(164.3)	Liquefied Natural Gas Held for Processing			48

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

BALANCE SHEET (Continued)

Line No.	Assets and Other Debits (a)		Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
	-	**CURRENT AND ACCRUED ASSETS (continued)**			
49	(165)	Prepayments		$	49
50	(166-167)	'Advance Payments'			50
51	(171)	Interest and Dividends Receivable			51
52	(172)	Rents Receivable			52
53	(173)	Accrued Utility Revenues		20,689	53
54	(174)	Miscellaneous Current and Accrued Assets			54
55	(175)	Derivative Instrument Assets			55
56	(176)	Derivative Instrument Assets - Hedges			56
57		TOTAL CURRENT AND ACCRUED ASSETS (Lines 29 through 56)		$ 87,214,193	57
		DEFERRED DEBITS			
58	(181)	Unamortized Debt Discount		$	58
59	(182.1)	Extraordinary Property Losses			59
60	(182.2)	Unrecovered Plant & Regulatory Study Costs			60
61	(182.3)	Other Regulatory Assets			61
62	(183.1-2)	Preliminary Survey & Investigation Charges			62
63	(184)	Clearing Accounts		-	63
64	(185)	Temporary Facilities			64
65	(186)	Miscellaneous Deferred Debits			65
66	(187)	Deferred Losses from Disposition of Utility Plant			66
67	(188)	Research, Development & Demonstration Expenditures			67
68	(189)	Unamortized Loss on Reacquired Debt			68
69	(190)	Accumulated Deferred Income Taxes			69
70	(191)	Unrecovered Purchased Gas Costs			70
71		TOTAL DEFERRED DEBITS (Lns. 58 through 70)		$ -	71
72		TOTAL ASSETS AND OTHER DEBITS (Lines. 19, 28, 57 & 71)	must equal Line 130	$ 89,637,648	72

Line No.	Liabilities and Other Credits (a)		Cross Reference (b)	Balance at Dec. 31 (Dr.) Cr. (c)	Line No.
		PROPRIETARY CAPITAL			
73	(201)	Common Stock Issued		$ 1,000	73
74	(202)	Common Stock Subscribed			74
75	(203)	Common Stock Liability for Conversion			75
76	(204)	Preferred Stock Issued			76
77	(205)	Preferred Stock Subscribed			77
78	(206)	Preferred Stock Liability for Conversion			78
79	(207)	Premium on Capital Stock			79
80	(208)	Donations Received from Stockholders			80
81	(209)	Reduction in Par or Stated Value of Capital Stock			81
82	(210)	Gain on Resale/ Cancellation of Required Cap. Stock			82
83	(211)	Miscellaneous Paid-In Capital			83
84	(212)	Installments Received on Capital Stock			84
85	(213)	Discount on Capital Stock			85
86	(214)	Capital Stock Expenses			86
87	(215)	Appropriated Retained Earnings			87
88	(216)	Unappropriated Retained Earnings	p. 11, Ln. 66(c)	14,384,028	88
89	(216.1)	Unappropriated Undistributed Subsidiary Earnings			89
90	(217)	Reacquired Capital Stock			90
91	(219)	Accumulated Other Comprehensive Income			91
92		TOTAL PROPRIETARY CAPITAL (Lns. 66 through 82)		$ 14,385,028	92

BALANCE SHEET (Continued)

Line No.	Liabilities and Other Credits (a)		Cross Reference (b)	Balance at Dec. 31 (Dr.) Cr. (c)	Line No.
		LONG TERM DEBT			
93	(221)	Bonds		$	93
94	(222)	Reacquired Bonds			94
95	(223)	Advances from Associated Companies		37,607,165	95
96	(224)	Other Long Term Debt			96
97	(225-6)	Unamortized Premium/ Discount on Long-Term Debt			97
98		TOTAL LONG TERM DEBT (Lns. 93 through 97)	p. 17, Ln. 8(h)	$ 37,607,165	98
		OTHER NONCURRENT LIABILITIES			
99	(227)	Obligations under Capital Leases - noncurrent			99
100	(228.1-4)	Accumulated Provisions - 'Various'			100
101	(229)	Accumulated Provisions for Rate Refunds			101
102	TOTAL OTHER NONCURRENT LIABILITIES (lns. 99-101)			$ -	102
		CURRENT AND ACCRUED LIABILITIES			
103	(230)	Asset Retirement Obligations	p. 16, Ln. 8(e)	$ -	103
104	(231)	Notes Payable			104
105	(232)	Accounts Payable		21,840,128	105
106	(233)	Notes Payable to Associated Companies	p. 16, Ln. 16(b)	653,065	106
107	(234)	Accounts Payable to Associated Companies	p. 16, Ln. 16(c)	13,298,263	107
108	(235)	Customer Deposits		-	108
109	(236)	Taxes Accrued		944,311	109
110	(237)	Interest Accrued		-	110
111	(238)	Dividends Declared			111
112	(239)	Matured Interest - Term Debt			112
113	(240)	Matured Interest			113
114	(241)	Tax Collections Payable			114
115	(242)	Miscellanous Current & Accrued Liabilities			115
116	(243)	Obligations under Capital Leases - current			116
117	(244)	Derivative Instrument Liabilities			117
118	(245)	Derivative Instrument Liabilities - Hedges			118
119		TOTAL CURRENT AND ACCRUED LIABILITIES (Lns. 103 through 118)		$ 36,735,767	119
		DEFERRED CREDITS			
120	(252)	Customer Advances for Construction		$	120
121	(253)	Other Deferred Credits		646,419	121
122	(254)	Other Regulatory Liabilities			122
123	(255)	Accumulated Deferred Investment Tax Credits			123
124	(256)	Deferred Gains from Disposition of Utiity Plant			124
125	(257)	Unamortized Gain on Reacquired Debt			125
126	(281)	Accum. Deferred Income Taxes - Accel. Amort. Property			126
127	(282)	Accumulated Deferred Income Taxes - Other Property			127
128	(283)	Accumulated Deferred Investment Taxes - Other		263,269	128
129		TOTAL DEFERRED CREDITS (Lns. 120 through 128)		$ 909,688	129
130	**TOTAL LIABILITIES AND OTHER CREDITS** (Line 92, 98, 102, 119 & 129)		must equal Line 72	89,637,648	130

NOTES RECEIVABLE (Acct. 141)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Line No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Line No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (must equal p.12, Ln.33)				None	8

RECEIVABLES FROM ASSOCIATED COMPANIES (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note receivable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total accounts receivable for each each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Line No.
		Notes Receivable (b)	Accts. Receivable (c)	
9	CNP Resources Corp.	$ 81,998,474	$ 771,697	9
10	CNP Gas Receivables, LLC.	616,948		10
11	CenterPoint Energy Entex		34,940	11
12	CNP Gas Resources Corp.		1,122,515	12
13				13
14				14
15				15
16	TOTALS (must equal p.12, Lns. 37 & 38)	$ 82,615,422	$ 1,929,152	16

NOTES PAYABLE (Acct. 231)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Line No.	Name of Payee and Purpose for Which Issued (a)	Date of Note (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Line No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7					0	7
8	TOTAL (Must equal p.14, Ln.91)				None	8

PAYABLES TO ASSOCIATED COMPANIES (Accts. 233 - 234)

1 For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).

2 For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Line No.
		Notes Payable (b)	Accts. Payable (c)	
9	CNP Gas Receivables	$ 653,065	$	9
10	CenterPoint Energy, Inc.		369,945	10
11	CNP Resources Corp.		2,313,543	11
12	Industrial Gas Supply		409,029	12
13	CenterPoint Energy Entex		1,331,376	13
14	CNP Gas Resources Corp.		8,874,370	14
15				15
16	TOTALS (Must equal p. 14, Lns. 106 & 107)	$ 653,065	$ 13,298,263	16

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share Line (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON: 1,000 shares @ $1.00 par value	$ 1.00	1,000	$ 4,492		$ 14,385	$ 14,385,028	1
2	PREFERRED:	$					$	2
3								3
4	TOTAL						$ 14,385,028	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Associated Company	Various	Continuous	N/A	N/A	$	$	$ 37,607,165	5
6									6
7						Line			7
8	TOTAL					$	$	$ 37,607,165	8

Line 8(h) must equal p.14, Ln. 98(c).

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 84)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
1	(301-303) **Intangible Plant**	$ -	$ -	$ -	$ -	1
2	(304-321) **Manufactured Gas Prod. Plant**	$	$	$	$	2
	Natural Gas Production and Gath. Plant					
3	(325.1) Producing Lands	$	$	$	$	3
4	(325.2) Producing Leaseholds					4
5	(325.3) Gas Rights					5
6	(325.4) Rights-of-Way					6
7	(325.5) Other Land and Land Rights					7
8	(326) Gas Well Structures					8
9	(327) Field Compressor Station Structures					9
10	(328) Field Meas. & Reg. Station Structures					10
11	(329) Other Structures					11
12	(330) Producing Gas Wells - Well Construction					12
13	(331) Producing Gas Wells - Well Equipment					13
14	(332) Field Lines					14
15	(333) Field Compressor Station Equipment					15
16	(334) Field Meas. & Reg. Station Equipment					16
17	(335) Drilling and Cleaning Equipment					17
18	(336) Purification Equipment					18
19	(337) Other Equipment					19
20	(338) Unsuccessful Explor. & Development Costs					20
21	(339) Asset Retirement Costs...					21
22	Total Natural Gas Production & Gathering Plant (Lns. 3 through 21)	$ -	$ -	$ -	$ -	22
	Products Extraction Plant					
23	(340) Land and Land Rights	$	$	$	$	23
24	(341) Structures and Improvements					24
25	(342) Extraction and Refining Equipment					25
26	(343) Pipe Lines					26
27	(344) Extracted Products Storage Equipment					27
28	(345) Compressor Equipment					28
29	(346) Gas Measuring & Regulating Equipment					29
30	(347) Other Equipment					30
31	(348) Asset Retirement Costs...					31
32	Total Prod. Extract. Plant (Lns. 23 through 31)	$ -	$ -	$ -	$ -	32
	Underground Storage Plant					
33	(350.1-350.2) Land and Right-of-Ways	$	$	$	$	33
34	(351) Structures and Improvements					34
35	(352) Wells					35
36	(352.1) Storage Leaseholds and Rights					36
37	(352.2) Reserviors					37
38	(352.3) Nonrecoverable Natural Gas					38
39	(353) Lines					39
40	(354) Compressor Station Equipment					40
41	(355) Measuring and Regulating Equipment					41
42	(356) Purification Equipment					42
43	(357) Other Equipment					43
44	(358) Asset Retirement Costs...					44
45	Total Undergr. Storage Plant (Lns. 35 through 45)	$ -	$ -	$ -	$ -	45

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 47 through 87)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
	Other Storage Plant					
46	(360) - Land and Land Rights	$	$	$	$	46
47	(361) Structures and Improvements					47
48	(362-3) Gas Holders & Purification Equipment					48
49	(363.1-2) Liquefication & Vaporizing Equipment					49
50	(363.3-4) Compressor/ Measuring/ Regulating Equipment					50
51	(363.5) Other Equipment					51
52	(363.6) Asset Retirement Costs...					52
53	Total Other Storage Plant (Lns. 48 through 56)	$ -	$ -	$ -	$ -	53
54	(364.1-9) **Base Load LNG Terminating/ Proc.**	$	$	$	$	54
	Transmission Plant					
55	(365.1-365.2) Land & Rights of Way	$ 86,391	$	$	$ 86,391	55
56	(366) Structures & Improvements	38,705			38,705	56
57	(367) Mains	3,425,930	(200,000)	222,980	3,448,910	57
58	(368) Compressor Station Equipment	-			-	58
59	(369) Meas. and Reg. Station Equipment	2,800,188	144,729	(307,829)	2,637,088	59
60	(370) Communication Equipment	-			-	60
61	(371) Other Equipment	2,384			2,384	61
62	(372) Asset Retirement Costs...					62
63	Total Transmission Plant (Lns. 55 through 62)	$ 6,353,598	$ (55,271)	$ (84,849)	$ 6,213,478	63
	Distribution Plant					
64	(374) Land & Land Rights	$	$	$	$	64
65	(375) Structures and Improvements					65
66	(376) Mains					66
67	(377) Compressor Station Equipment					67
68	(378 & 379) Meas. & Reg. Station Equipment					68
69	(380) Services		19,708		19,708	69
70	(381-384) Meters & House Regulators					70
71	(385) Ind. Meas. & Reg. Station Equipment					71
72	(386 & 387) Other Prop & Equipment					72
73	(388) Asset Retirement Costs...					73
74	Total Distribution Plant (Lns. 64 through 73)	$ -	$ 19,708	$ -	$ 19,708	74
	General Plant					
75	(389) Land & Land Rights	$	$	$	$ -	75
76	(390) Structures & Improvements				-	76
77	(391) Office Furniture & Equipment		266,249	(266,249)	-	77
78	(392) Transportation Equipment	-	-	-	-	78
79	(393-396) Stores, Tools, Lab. & Power Equipment	-	-	-	-	79
80	(397) Communication Equipment	-		-	-	80
81	(398-399) Misc. & Other Equipment	-		-	-	81
82	(399.1) Asset Retirement Costs...					82
83	Total General Plant (Lns. 75 through 82)	$ -	$ 266,249	$ (266,249)	$ -	83
84	**TOTAL PLANT - TEXAS**	$ 6,353,598	$ 230,686	$ (351,098)	$ 6,233,186	84
	(Lines 1, 2, 22, 32, 45, 53, 54, 63, 74 & 86)					
	All Other Areas					
85	(301-363) Int., Prod., & Storage Plant	$ -	$ -	$ -	$ -	85
86	(365-372) Transmission Plant	-	-	-	-	86
87	(374-388) Distribution Plant	-	-	-	-	87
88	(389-399) General Plant	-	-	-	-	88
89	TOTAL PLANT - ALL AREAS (Lns. 84 through 88)	$ 6,353,598	$ 230,686	$ (351,098)	$ 6,233,186	89

(Line 89(e) must equal p.12, Ln. 1(c))

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE
(Balance Sheet Account 108)
Totals - Texas Only (Lines 1 through 84)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.

Line No.	Related Plant Account and Depreciation (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements. & Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) **Intangible Plant**		$ -	$ -	$ -	$	1
2	(304-321) **Manufactured Gas Prod. Plant**		$	$	$	$	2
	Natural Gas Production & Gath. Plant						
3	(325.1) Producing Lands		$	$	$	$	3
4	(325.2) Producing Leaseholds						4
5	(325.3) Gas Rights						5
6	(325.4) Rights-of-Way						6
7	(325.5) Other Land & Land Rights						7
8	(326) Gas Well Structures						8
9	(327) Field Compressor Station Structures						9
10	(328) Field Meas. & Reg. Station Structures						10
11	(329) Other Structures						11
12	(330) Producing Gas Wells - Well Construction						12
13	(331) Producing Gas Wells - Well Equipment						13
14	(332) Field Lines						14
15	(333) Field Compressor Station Equipment						15
16	(334) Field Meas. & Reg. Station Equipment						16
17	(335) Drilling and Cleaning Equipment						17
18	(336) Purification Equipment						18
19	(337) Other Equipment						19
20	(338) Unsuccessful Explor. & Develop. Costs						20
21	(339) Asset Retirement Costs...						21
22	Total Natural Gas Production & Gathering Plant		$ -	$ -	$ -	$ -	22
	(Lns. 3 through 21)						
	Products Extraction Plant						
23	(340) Land and Land Rights		$	$	$	$	23
24	(341) Structures and Improvements						24
25	(342) Extraction and Refining Equipment						25
26	(343) Pipe Lines						26
27	(344) Extracted Products Storage Equipment						27
28	(345) Compressor Equipment						28
29	(346) Gas Measuring & Regulating Equipment						29
30	(347) Other Equipment						30
31	(348) Asset Retirement Costs...						31
32	Total Products Extract. Plant (Lns. 23 - 31)		$ -	$ -	$ -	$ -	32
	Underground Storage Plant						
33	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	33
34	(351) Structures and Improvements						34
35	(352) Wells						35
36	(352.1) Storage Leaseholds & Rights						36
37	(352.2) Reservoirs						37
38	(352.3) Reservoirs						38
39	(353) Lines						39
40	(354) Compressor Station Equipment						40
41	(355) Measuring and Regulating Equipment						41
42	(356) Purification Equipment						42
43	(357) Other Equipment						43
44	(358) Asset Retirement Costs...						44
44	Total Undergr. Storage Plant (Lns. 33 through 44)		$ -	$ -	$ -	$ -	44

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE
(Balance Sheet Account 108)
Totals - Texas Only (Lines 47 through 87)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.

Line No.	Related Plant Account and Depreciation (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements. & Adjustments (e)	Balance End of Year (f)	Line No.
	Other Storage Plant						
46	(360) Land and Land Rights		$	$	$	$	46
47	(361) Structures and Improvements						47
48	(362-3) Gas Holders & Purification Equipment						48
49	(363.1-2) Purification Equipment						49
50	(363.3-4) Liquefaction & Vaporizing						50
51	(363.5) Other Equipment						51
52	(363.6) Asset Retirement Costs...						52
53	Total Other Storage Plant (Lns. 46 - 52)		$ -	$ -	$ -	$ -	53
54	(364.1-9) **Base Load LNG Term./ Proc.**		$ -	$ -	$ -	$ -	
	Transmission Plant						
55	(365.1 - 365.2) Land & Rights of Way		$ 47,005	$ 5,432	$ (2,338)	$ 50,099	55
56	(366) Structures & Improvements		23,164	1,451		24,615	56
57	(367) Mains		2,914,926	2,059,389	(1,994,707)	2,979,608	57
58	(368) Compressor Station Equipment						58
59	(369) Meas. and Reg. Station Equipment		946,561	130,064	(318,709)	757,916	59
60	(370) Communication Equipment						60
61	(371) Other Equipment		715	238		953	61
62	(372) Asset Retirement Costs...						
63	Total Transmission Plant (Lns. 55 - 62)	27 Yrs	$ 3,932,371	$ 2,196,574	$ (2,315,754)	$ 3,813,191	63
	Distribution Plant						
64	(374) Land & Land Rights		$	$	$	$	64
65	(375) Structures and Improvements						65
66	(376) Mains		33	(33)	0	0	66
67	(377) Compressor Station Equipment						67
68	(378 & 379) Meas. & Reg. Station Equipment		539	(539)	0	0	68
69	(380) Services			326	0	326	69
70	(381-384) Meters & House Regulators						70
71	(385) Ind. Meas. & Reg. Station Equipment						71
72	(386 & 387) Other Prop & Equipment						72
73	(388) Asset Retirement Costs...						
74	Total Distribution Plant (Lns. 68 - 76)		$ 572	$ (246)	$ -	$ 326	74
	General Plant						0
75	(389) Land & Land Rights		$	$		$ -	75
76	(390) Structures and Improvements					-	76
77	(391) Office Furniture & Equipment						77
78	(392) Transportation Equipment						78
79	(393-396) Stores, Tools, Lab & Power Equip						79
80	(397) Communication Equipment						80
81	(398-399) Misc. & Other Equipment						81
82	(399.1) Asset Retirement Costs...						
83	Total General Plant (Lns. 75 - 82)		$ -	$ -	$ -	$ -	83
84	**TOTAL ACCUM. DEPRECIATION - TEXAS**		$ 3,932,943	$ 2,196,328	$ (2,315,754)	$ 3,813,517	84
	(Lns. 1, 2, 22, 32, 45, 53, 54, 63, 74, and 83)						
	ALL OTHER AREAS						
85	(301-364) Int., Prod., & Storage Plant		$	$	$	$	85
86	(365-372) Transmission Plant						86
87	(374-388) Distribution Plant						87
88	(389-399) General Plant						88
89	**TOTAL DEPR. - ALL AREAS (Lns. 84 - 88)**		$ 3,932,943	$ 2,196,328	$ (2,315,754)	$ 3,813,517	89

Line 89(f) must equal amount for Acct. 108 included on p.12, Ln. 9(c)

INCOME FROM NONUTILITY OPERATIONS
(Acct. 417 & 417.1)

Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Acct. 417 Revenues (b)	Acct. 417.1 Expenses (c)	Net Income (Col. b less c) (d)	Line No.
1	Nonutility Operations			(699)	1
2					2
3					3
4					4
5					5
6					6
7					7
8	**TOTAL** (Col. (d) must equal p.10, ln. 26)	$	$	$ (699)	8

Col (b) & (c) above must equal Page10, Line 26

MISCELLANEOUS NONOPERATING INCOME (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	Others	0	9
10			10
11			11
12			12
13			13
14			14
15			15
16	**TOTAL** (Must equal p.10, ln. 31)	$ -	16

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2003

INTEREST AND DIVIDEND INCOME (Acct.419)

Line No.	Security of Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Line No.
1	Interest Income - Associated Companies		$ 5,134,429	1
2				2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ 5,134,429	8
9	Less total expenses applicable to above			9
10	Net Interest and Dividend Income, before taxes		$ 5,134,429	10

(Ln. 10 must equal p. 10, Ln. 29)

EXTRAORDINARY INCOME (Acct. 434)

Report details of items included in Acct. 434.

Line No.	Description (a)	Amount (b)	Line No.
11		$	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (must equal p. 11, Ln. 54)	None	18

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2003

RECONCILIATION OF GAS UTILITY TAX (Tex. Util. Code, § 122.102) For The Year 2003

Activity of Reported on Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	**TOTAL GROSS RECEIPTS***	$ 54,532,426	$ 37,169,960	$ 33,307,743	$ 34,787,368	$ 159,797,497	1
2	Less Non-Taxable Receipts					-	2
3	Less Deductions	53,016,667	36,049,761	32,471,050	33,681,599	155,219,077	3
4	Total Taxable Gross Income	$ 1,515,759	$ 1,120,199	$ 836,693	$ 1,105,769	$ 4,578,420	4
5	Multiplied by Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	$ 7,579	$ 5,601	$ 4,183	$ 5,529	$ 22,892	6
7	Adjustments for Over/Under Payments						7
8	Net Tax Due	$ 7,579	$ 5,601	$ 4,183	$ 5,529	$ 22,892	8
9	Late Penalty						9
10	Interest						10
11	**TOTAL AMOUNT PAID**	$ 7,579	$ 5,601	$ 4,183	$ 5,529	$ 22,892	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

*** Reconciliation: All sales and transportation revenues reported on pages 30, 31, 32, and 33 should equal the Total Gross Receipts on Line 1 above. If not, please reconcile. See footnote P. 36 for reconciliation.**

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS OPERATING REVENUES AND EXPENSES

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING REVENUES			
	Sales of Gas			
1	(480) Residential Sales	$	$	1
2	(481) Sm. Commercial and Industrial Sales	27,375,478	27,375,478	2
3	(481) Lg. Commercial and Industrial Sales	132,010,312	132,010,312	3
4	(482) Other Sales to Public Authorities			4
5	(483) Sales for Resale	206,594	206,594	5
6	(484) Interdepartmental Sales			6
7	(485) Intracompany Transfers			7
8	'Unbilled Revenues'			8
9	Total Sales of Gas (Line 1 through 8)	$ 159,592,384	$ 159,592,384	9
	Other Operating Revenues			
10	(487) Forfeited Discounts	$	$	10
11	(488) Miscellaneous Service Revenues			11
12	(489.1-3) Revenues from Transportation... (G,T & D)	205,113	205,113	12
13	(489.4) Revenues from Storing Gas of Others			13
14	(490) Sales of Products Extracted from Natural Gas			14
15	(491) Revenues from Natural Gas Processed by Others			15
16	(492) Incidental Gasoline and Oil Sales			16
17	(493) Rent from Gas Property			17
18	(494) Interdepartmental Rents			18
19	(495) Other Gas Revenues			19
20	(496) Provision for Rate Refunds			20
21	Total Other Operating Revenues (Lns. 10 through 20)	$ 205,113	$ 205,113	21
22	TOTAL OPERATING REVENUES (Ln. 9 plus 21)	$ 159,797,497	$ 159,797,497	22
	OPERATION & MAINTENANCE EXPENSES			
	Manufactured Gas Production Expenses			
23	(700-742) Steam and Manufactured Gas Production Expenses	$ -	$ -	23
	Natural Gas Production Exp. - Production & Gathering			
24	(750) Operation Supervision and Engineering	$	$	24
25	(751) Production Maps and Records			25
26	(752) Gas Wells Expenses			26
27	(753) Field Lines Expenses			27
28	(754) Field Compressor Station Expenses			28
29	(755) Field Compressor Station Fuel and Power			29
30	(756) Field Measuring and Regulating Station Expenses			30
31	(757) Purification Expenses			31
32	(758) Gas Wells Royalties			32
33	(759) Other Expenses			33
34	(760) Rents			34
35	(761) Maintenance Supervision and Engineering			35
36	(762) Maintenance of Structures and Improvements			36
37	(763) Maintenance of Producing Wells			37
38	(764) Maintenance of Field Lines			38
39	(765) Maintenance of Field Compressor Station Equipment			39
40	(766) Maintenance of Field Meas. and Reg. Station Equip.			40
41	(767) Maintenance of Purification Equipment			41
42	(768) Maintenance of Drilling and Cleaning Equipment			42
43	(769) Maintenance of Other Equipment			43
44	Total Prod. & Gathering Expenses (Lns. 24 - 43)	$ -	$ -	44

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Natural Gas Production Expense - Products Extraction			
45	(770) Operation Supervision & Engineering	$	$	45
46	(771) Operation Labor			46
47	(772) Gas Shrinkage			47
48	(773) Fuel			48
49	(774) Power		-	49
50	(775) Materials		-	50
51	(776) Operation Supplies and Expenses			51
52	(777) Gas Processed by Others			52
53	(778) Royalties on Products Extracted		-	53
54	(779) Marketing Expenses		-	54
55	(780) Products Purchased for Resale			55
56	(781) Variation in Products Inventory			56
57	(782) Extracted Products Used by the Utility - Credit			57
58	(783) Rents			58
59	(784) Maintenance Supervision and Engineering			59
60	(785) Maintenance of Structures and Improvements			60
61	(786) Maintenance of Extraction and Refining Equipment			61
62	(787) Maintenance of Pipe Lines			62
63	(788) Maintenance of Extracted Products Storage Equipment			63
64	(789) Maintenance of Compressor Equipment			64
65	(790) Maintenance of Gas Measuring and Reg. Equipment			65
66	(791) Maintenance of Other Equipment			66
67	Total Products Extraction Expenses (Lns. 45 - 66)	$ -	$ -	67
	Exploration and Development Expenses			
68	(795) Delay Rentals	$	$	68
69	(796) Nonproductive Well Drilling			69
70	(797) Abandoned Leases			70
71	(798) Other Exploration			71
72	Total Exploration & Development Exp. (Lns. 68 - 71)	$ -	$ -	72
	Other Gas Supply Expenses			
73	(800) Natural Gas Well Head Purchases	$	$	73
74	(800.1) Natural Gas Well Head Purch., Intracompany Transfer			74
75	(801) Natural Gas Field Line Purchases			75
76	(802) Natural Gas Gasoline Plant Outlet Purchases			76
77	(803) Natural Gas Transmission Line Purchases	154,909,911	154,909,911	77
78	(804) Natural Gas City Gate Purchases	-	-	78
79	(804.1) Liquified Natural Gas Purchases			79
80	(805) Other Gas Purchases			80
81	(805.1) Purchased Gas Cost Adjustments			81
82	(806) Exchange Gas			82
83	(807) Purchased Gas Expenses			83
84	(808.1) Gas Withdrawn from Storage - Debit			84
85	(808.2) Gas Delivered to Storage - Credit			85
86	(809.1) Withdrawals of LNG held for Processing - Debit			86
87	(809.2) Deliveries of Nat. Gas for Processing - Credit			87
88	(810) Gas Used for Compressor Station Fuel -Credit			88
89	(811) Gas Used for Products Extraction - Credit			89

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)		Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)				
	Operation and Maintenance Expenses (continued)				
	Other Gas Supply Expenses (continued)				
90	(812)	Gas Used for Other Utility Operations - Credit	$ -	$ -	90
91	(813)	Other Gas Supply Expenses			91
92		Total Other Gas Supply Expenses (Lns. 73 - 91)	$ 154,909,911	$ 154,909,911	92
	Underground Storage Expenses				
93	(814)	Operation Supervision and Engineering	$	$	93
94	(815)	Maps and Records			94
95	(816)	Wells Expenses			95
96	(817)	Lines Expenses			96
97	(818)	Compressor Station Expenses			97
98	(819)	Compressor Station Fuel and Power			98
99	(820)	Measuring and Regulation Station Expenses			99
100	(821)	Purification Expenses			100
101	(822)	Exploration and Development			101
102	(823)	Gas Losses			102
103	(824)	Other Expenses			103
104	(825)	Storage Wells Royalties			104
105	(826)	Rents			105
106	(830)	Maintenance Supervision and Engineering			106
107	(831)	Maintenance of Structures and Improvements			107
108	(832)	Maintenance of Reservoirs and Wells			108
109	(833)	Maintenance of Lines			109
110	(834)	Maintenance of Compressor Station Equipment			110
111	(835)	Maintenance of Measuring and Reg. Station Equip.			111
112	(836)	Maintenance of Purification Equipment			112
113	(837)	Maintenance of Other Equipment			113
114		Total Undergrnd. Storage Exp. (Lns. 93-113)	$ -	$ -	114
	Other Storage Expenses				
115	(840)	Operation Supervision and Engineering	$	$	115
116	(841)	Operation Labor and Expenses			116
117	(842)	Rents			117
118	(842.1)	Fuel			118
119	(842.2)	Power			119
120	(842.3)	Gas Losses			120
121	(843.1)	Maintenance Supervision and Engineering			121
122	(843.2)	Maintenance of Structures and Improvements			122
123	(843.3)	Maintenance of Gas Holders			123
124	(843.4)	Maintenance of Purification Equipment			124
125	(843.5)	Maintenance of Liquefaction Equipment			125
126	(843.6)	Maintenance of Vaporizing Equipment			126
127	(843.7.1)	Maintenance of Compressor Equipment			127
128	(843.8)	Maintenance of Measuring & Reguating Equip.			128
129	(843.9)	Maintenance of Other Equipment			129
130		Total Other Storage Expenses (Lns. 115 thru 129)	$ -	$ -	130
	LNG Terminating & Processing Expenses				
131	(844-846)	Maintenance of Measuring & Reguating Equip.			131
132	(847.1-8)	Maintenance of Measuring & Reguating Equip.			132
133		Total LNG Terminating & Proc. Exp (Line 131 & 132)	$ -	$ -	133

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Transmission Expenses			
134	(850) Operation Supervision and Engineering	$	$	134
135	(851) System Control and Load Dispatching			135
136	(852) Communications System Expenses			136
137	(853) Compressor Station Labor and Expenses			137
138	(854) Gas for Compressor Station Fuel			138
139	(855) Other Fuel and Power for Compressor Stations			139
140	(856) Mains Expenses			140
141	(857) Measuring and Regulation Station Expenses			141
142	(858) Transmission and Compression of Gas by Others	309,167	309,167	142
143	(859) Other Expenses	1,525,456	1,525,456	143
144	(860) Rents			144
145	(861-867) Maintenance Accounts - 'Grouped'			145
146	Total Transmission Expenses (Lns. 134 through 145)	$ 1,834,623	$ 1,834,623	146
	Distribution Expenses			0
147	(870) Operation Supervision and Engineering	$		147
148	(871) Distribution Load Dispatching			148
149	(872) Compressor Station Labor and Expenses			149
150	(873) Compressor Station Fuel and Power			150
151	(874) Mains and Services Expenses			151
152	(875) Measuring and Regulation Station Expenses - General			152
153	(876) Measuring and Regulation Station Exp. - Industrial			153
154	(877) Meas. and Reg. Station Exp. - City Gate			154
155	(878) Meter and House Regulator Expenses			155
156	(879) Customer Installations Expenses			156
157	(880) Other Expenses	-	-	157
158	(881) Rents			158
159	(885) Maintenance Supervision and Engineering			159
160	(886) Maintenance of Structures and Improvements			160
161	(887) Maintenance of Mains			161
162	(888) Maintenance of Field Compressor Station Equipment			162
163	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen			163
164	(890) Maint. of Meas. and Reg. Station Equip. Industrial			164
165	(891) Maint. of Meas. and Reg. Sta. Equip. - City Gates			165
166	(892) Maintenance of Services			166
167	(893) Maintenance of Meters and House Regulators			167
168	(894) Maintenance of Other Equipment			168
169	Total Distribution Expenses (Lns. 147 through 168)	$ -	$ -	169
	Customer Accounts Expenses			
170	(901) Supervision	$	$	170
171	(902) Meter Reading Expenses			171
172	(903) Customer Records and Collection Expenses			172
173	(904) Uncollectible Accounts			173
174	(905) Miscellaneous Customer Accounts Expenses			174
175	Total Customer Accounts Expenses (Lns. 170 thru 174)	$ -	$ -	175

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
	OPERATING EXPENSES (continued)			
	Operation and Maintenance Expenses (continued)			
	Customer Service and Sales Promotion Expenses			
176	(907) Supervision	$	$	176
177	(908) Customer Assistance Expenses			177
178	(909) Informational Advertising Expenses			178
179	(910) Miscellaneous Customer Service Expenses			179
180	Total Cust. Service & Informational Expenses (Line 176 - 179)	$ -	$ -	180
	Sales Expenses			
181	(911) Supervision			181
182	(912) Demonstrating and Selling Expenses			182
183	(913) Advertising Expenses			183
184	(916) Miscellaneous Sales Expenses			184
185	Total Cust. Srvc. & Sales Prom. Exp. (Lns. 181-184)	$ -	$ -	185
	Administrative and General Expenses			
186	(920) Administrative and General Salaries	$		186
187	(921) Office Supplies and Expenses			187
188	(922) Administrative Expenses Transferred - Credit			188
189	(923) Outside Services Employed			189
190	(924) Property Insurance			190
191	(925) Injuries and Damages	255	255	191
192	(926) Employee Pensions and Benefits			192
193	(927) Franchise Requirements			193
194	(928) Regulatory Commission Expenses			194
195	(929) Duplicate Charges - Credit			195
196	(930.1) Goodwill Advertising Expense			196
197	(930.2) Misc. General Expense	586,306	586,306	197
198	(931) Rents			198
199	(932) Maintenance of General Plant			199
200	Total Admin. & General Expenses (Lns. 186 thru 199)	$ 586,561	$ 586,561	200
201	**Total Operation & Maintenance Expenses** (Lines 23, 44, 67, 72, 92, 114, 130, 133, 146, 169, 175, 180, 185 & 200)	$ 157,331,095	$ 157,331,095	201
	Other Operating Expenses			
202	(403-403.1) Depreciation Expense*	$ 231,959	$ 231,959	202
203	(404-407.2) Combined Amortization Expenses *		-	203
204	(407.3-4) Regulatory Debits and Credits		-	204
205	(408.1) Taxes Other Than Income Taxes	132,361	132,361	205
206	(409.1) Income Taxes	2,542,550	2,542,550	206
207	(410.1) Provisions for Deferred Income Taxes	194,685	194,685	207
208	(411.1) Provisions for Deferred Income Taxes - Credit		-	208
209	(411.4) Investment Tax Credit Adj. - Utility Operations		-	209
210	(411.6-7) Gains/ Losses from Disposition of Utility Plant			210
211	(411.10) Accretion Expense			211
212	Total Other Operating Expenses (Lns. 202-211)	$ 3,101,555	$ 3,101,555	212
213	**TOTAL OPERATING EXPENSES (Line 201 plus 212)**	$ 160,432,650	$ 160,432,650	213
214	***NET GAS OPERATING INCOME (Ln. 22 minus Ln. 213)***	$ (635,153)	$ (635,153)	214

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method. preferably straight-line, and provide in a separate footnote.*

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

RESPONDENT'S OWN PRODUCTION IN TEXAS (ACCT. 758)

In columnar form give the following information for all gas produced by the Respondent in Texas.

Line No.	RRC Lease ID. No. if Casinghead Gas or RRC Well Id. No. If Gas Well Gas (a)	Volumes MMBtu (b)	Annual Cost (c)	Line No.
1			$	1
2				2
3				3
4				4
5				5
6				6
7				7
8	TOTAL		None	8

SALE OF RESPONDENT'S OWN PRODUCTION IN TEXAS (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. **In col. (c), note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
9			None		$	9
10						10
11						11
12						12
13						13
14						14
15						15
16	TOTAL				None	16

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(ACCTS. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*)**. Report volumes in MMBtu (at 14.65 p.s.i.a and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1					$	1
2						2
3		(See Attached Pages 31A and 31B for Details)				3
4						4
5						5
6						6
7	TOTAL			28,290,418	$ 154,909,911	7

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
8					$	8
9						9
10		(See Attached Pages 31C, 31D, 31E, 31F and 31G for Details)				10
11						11
12						12
13						13
14	TOTAL			29,318,679	$ 159,385,790	14

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS

(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*)**. Report volumes in MMBtu (at 14.65 p.s.i.a. and 60degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	803	E-Adams Res-T-01	Adams Resources Marketing	-	$ 8,283	1
2	803	E-AEP Gas Mktg-06	AEP Gas Marketing	2,902,658	15,533,095	2
3	803	E-BP Energy-T-02	BP Energy Company	289,586	1,615,756	3
4	803	E-Central Crud-T-01	Central Crude	146	748	4
5	803	E-ChevronTexac-T-01	Chevron USA, Inc.	9,996	47,139	5
6	803	E-ConocPhillip-T-05	Conoco, Inc.	49,515	246,875	6
7	803	E-Copano Energy-T-05	Copano Energy Services	453,637	2,595,289	7
8	803	E-Coral Energy-T-02	Crosstex Energy Services	4,852	33,057	8
9	803	E-CrossTexLTD-T-01	East Texas Industrial Gas	372,113	2,094,676	9
10	803	E-Enbridge-T-08	Enbridge Marketing	2,317,345	12,025,267	10
11	803	E-EGRC-T-04	Entex Gas Resources	13,662,234	73,767,965	11
12	803	E-VE Faulconer-T-01	Faulcorner	36,695	192,348	12
13	803	E-Island Fuel-T-03	Island Fuel Trading	-	6,242	13
14	803	E-Island Fuel-T-03	Island Fuel Trading	113,776	596,462	14
15	803	E-KMTPL-T-09	Kinder Morgan Pipeline	6,391,249	32,890,339	15
16	803	E-KMTPL-T-10	Kinder Morgan Ship Channel	1,279,878	7,075,112	16
17	803	E-KMSHIP-T-02	Kinder Morgan Tejas Pipleline	693,935	4,888,952	17
18	803	E-Marathon Oil-T-02	Magnum Gas Marketing	14	59	18
19	803	E-Mainline Ene-T-01	Mainline Energy, LLC	36	154	19
20			**Subtotal**	28,577,665	$ 153,617,816	20

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	803	E-MRT Enrgy MK-T-01	Mrt Energy Marketing	153	778	1
2	803	E-RES-T-03	Reliant Energy Services	48,781	164,340	2
3	803	E-Samson Resrc-T-01	Samson Production Services	-	12,074	3
4	803	E-SEI-T-01	SEI Energy LLC	7,516	33,585	4
5	803	E-ShorelineGas-T-01	Shoreline Gas, Inc.	56,963	400,216	5
6	803	E-Stone Energy-T-01	Stone Energy	1,833	9,536	6
7	803	E-Texla-T-01	Texla Energy Mgmt	63,744	356,017	7
8	803	E-Westchester-T-02	Westchester Gas Co.	75,168	494,758	8
9	803	E-Wheless Ind-T-01	Wheless Industries	57	237	9
10	803	E-Wilson Owens-T-01	Wilson Resources, Inc.	36,530	203,845	10
11	803		Supplier Estimate	(577,992)	(383,293)	11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20	TOTAL			28,290,418	$ 154,909,911	20

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	CI-0425-TS-10075	TN-0425-TS-7962	255,834	1,379,833	1
2	481S	CI-0425-TS-053	TN-0425-TS-079	782	4,995	2
3	481S	CI-0425-TS-039	TN-0425-TS-062	45,079	308,658	3
4	481S	CI-0425-TS-052	TN-0425-TS-078	66,773	359,071	4
5	481S	CI-0425-TS-048	TN-0425-TS-074	57,273	347,778	5
6	481S	CI-0425-TS-023	TN-0425-TS-70	38,574	207,907	6
7	481S	1)	1)	850	4,611	7
8	481S	CI-0425-TS-123	TN-0425-TS-053	51,311	284,558	8
9	481S	CI-0425-TS-069	TN-0425-TS-96	1,340	10,811	9
10	481S	CI-0425-TS-085	TN-0425-TS-112	731,501	3,959,029	10
11	481S	CI-0425-TS-116	TN-0425-TS-9200	79,479	471,864	11
12	481S	CI-0425-TS-135	TN-0425-TS-156	25,329	154,006	12
13	481S	CI-0425-TS-026	TN-0425-TS-047	6,710	44,040	13
14	481S	CI-0425-TS-050	TN-0425-TS-076	1,037	6,429	14
15	481S	CI-0425-TS-038	TN-0425-TS-061	49,608	294,275	15
16	481S	CI-0425-TS-059	TN-0425-TS-8148	30,495	172,191	16
17	481S	1)	1)	0	(30)	17
18	481S	1)	1)	0	(220)	18
19	481S	CI-0425-TS-089	TN-0425-TS-116	716,097	3,775,830	19
20	481S	CI-0425-TS-112	TN-0425-TS-020	70,330	400,659	20
21	Sub-total			2,228,402	$ 12,186,295	21

1) Customer is no longer active in 2003

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
22	481S	CI-0425-TS-098	TN-0425-TS-039	223,614	1,311,921	22
23	481S	CI-0425-TS-011	TN-0425-TS-34	115,183	689,384	23
24	481S	CI-0425-TS-037	TN-0425-TS-060	63,053	405,557	24
25	481S	CI-0425-TS-047	TN-0425-TS-73	31,844	188,330	25
26	481S	CI-0425-TS-007	TN-0425-TS-19	214,052	1,170,335	26
27	481S	CI-0425-TS-040	TN-0425-TS-65	171,719	786,798	27
28	481S	CI-0425-TS-10511	TN-0425-TS-8336	90,834	556,519	28
29	481S	CI-0425-TS-022	TN-0425-TS-40	165,030	974,073	29
30	481S	CI-0425-TS-088	TN-0425-TS-110	977	6,924	30
31	481S	CI-0425-TS-125	TN-0425-TS-145	232,423	1,275,367	31
32	481S	CI-0425-TS-091	TN-0425-TS-118	80,690	459,850	32
33	481S	CI-0425-TS-094	TN-0425-TS-121	9,108	60,360	33
34	481S	CI-0425-TS-060	TN-0425-TS-089	2,934	17,952	34
35	481S	CI-0425-TS-097	TN-0425-TS-124	49,705	332,931	35
36	481S	CI-0425-TS-044	TN-0425-TS-069	1,545	9,779	36
37	481S	CI-0425-TS-134	TN-0425-TS-154	527,786	2,670,033	37
38	481S	CI-0425-TS-100	TN-0425-TS-126	50,279	295,706	38
39	481S	CI-0425-TS-104	TN-0425-TS-129	55,932	328,133	39
40	481S	CI-0425-TS-102	TN-0425-TS-128	80,264	476,954	40
41						41
42	Sub-total			4,395,374	$ 24,203,201	42

1) Customer is no longer active in 2003

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
43	481S	CI-0425-TS-103	TN-0425-TS-8960	201,283	1,199,618	43
44	481S	CI-0425-TS-10849	TN-0425-TS-130	107,479	624,522	44
45	481S	CI-0425-TS-10510	TN-0425-TS-131	96,277	595,143	45
46	481S	CI-0425-TS-096	TN-0425-TS-123	2,540	16,044	46
47	481S	CI-0425-TS-78	TN-0425-TS-106	0	182	47
48	481S	CI-0425-TS-083	TN-0425-TS-8334	67,790	374,974	48
49	481S	1)	1)	-80	13,544	49
50	481S	CI-0425-TS-029	TN-0425-TS-102	54,139	320,313	50
51	481S	1)	1)	4,669	27,937	51
52		**481S Total ****		**4,929,471**	**27,375,478**	52
53	481L	CI-0425-TS-95	TN-0425-TS-122	7,091,413	38,105,426	53
54	481L	1)	1)	236,129	1,442,008	54
55	481L	CI-0425-TS-085	TN-0425-TS-112	772,320	4,132,459	55
56	481L	CI-0425-TS-133	TN-0425-TS-153	745,896	3,809,131	56
57	481L	CI-0425-TS-041	TN-0425-TS-144	145,980	800,849	57
58	481L	CI-0425-TS-113	TN-0425-TS-136	17,503	238,521	58
59	481L	1)	1)	279,732	1,664,448	59
60	481L	CI-0425-TS-114	TN-0425-TS-137	7,960	35,749	60
61	481L	1)	1)	0	(15,149)	61
62	481L	1)	1)	0	(395)	62
63	Sub-total			9,296,933	$ 50,213,047	63

:s customers are classified as either small or large; and, as commercial or industrial, based on the expected volumes to be delivered. These cus were reclassified to reflect the current status as a small or large commercial or industrial sales customer.

1) Customer is no longer active in 2003

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
64	481L	1)	1)	94,876	548,444	64
65	481L	CI-0425-TS-118	TN-0425-TS-139	531,965	2,961,319	65
66	481L	CI-0425-TS-119	TN-0425-TS-140	311,591	1,678,127	66
67	481L	CI-0425-TS-015	TN-0425-TS-9201	2,150,473	11,571,341	67
68	481L	CI-0425-TS-086	TN-0425-TS-114	507,898	2,876,134	68
69	481L	CI-0425-TS-076	TN-0425-TS-158	513,752	3,012,615	69
70	481L	CI-0425-TS-033	TN-0425-TS-056	23,581	139,474	70
71	481L	CI-0425-TS-016	TN-0425-TS-155	1,149,262	6,117,210	71
72	481L	CI-0425-TS-010	TN-0425-TS-036	5,209,891	27,708,644	72
73	481L	CI-0425-TS-131	TN-0425-TS-151	1,294,840	7,237,442	73
74	481L	CI-0425-TS-013	TN-0425-TS-8335	126,694	735,075	74
75	481L	CI-0425-TS-121	TN-0425-TS-8914	756,010	4,218,349	75
76	481L	CI-0425-TS-111	TN-0425-TS-135	118,474	744,991	76
77	481L	CI-0425-TS-109	TN-0425-TS-134	143,257	888,060	77
78	481L	CI-0425-TS-110	TN-0425-TS-7858	142,285	865,109	78
79	481L	CI-0425-TS-099	TN-0425-TS-125	129,155	772,469	79
80	481L	CI-0425-TS-10847	TN-0425-TS-8958	133,450	717,242	80
81	481L	CI-0425-TS-108	TN-0425-TS-133	12,966	79,175	81
82	481L	CI-0425-TS-77	TN-0425-TS-105	180,958	1,046,677	82
83	481L	CI-0425-TS-101	TN-0425-TS-127	77,448	460,048	83
84	Sub-total			22,905,759	$ 124,590,992	84

1) Customer is no longer active in 2003

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2003

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
85	481L	CI-0425-TS-10848	TN-0425-TS-132	42,430	249,221	85
86	481L	CI-0425-TS-018	TN-0425-TS-9199	95,211	582,519	86
87	481L	CI-0425-TS-093	TN-0425-TS-143	1,295,003	6,348,029	87
88	481L	Estimate		50,805	239,551	88
89		**481L Total****		**24,389,208**	**132,010,312**	89
90						90
91						91
92						92
93						93
94						94
95						95
96						96
97						97
98						98
99						99
100						100
101						101
102						102
103						103
104						104
105	**Total**			29,318,679	$ 159,385,790	105

**Sales customers are classified as either small or large; and, as commercial or industrial, based on the expected volumes to be delivered. These customers were reclassified to reflect the current status as a small or large commercial or industrial sales customer.

1) Customer is no longer active in 2003

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

REVENUE FROM TRANSPORTATION OF GAS OF OTHERS IN TEXAS (Acct. 489.1-489.3)

Report the following for Account 489 by RRC tariff. In columns (d) and (e) all volumes must be shown in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit). **In column (b) note affiliates with an asterisk (*).** In column (c), identify, wherever possible, the type(s) of service available under the contract using the following codes: T=transporation; G=gathering; N=NGPA Sec.311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transportation service; O=other (explain in a footnote). If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues.

Line No.	Tariff No. or FERC Docket No. (a)	Customer Name or RRC Customer ID No. (b)	Type (c)	Volume (MMBtu) Received (d)	Volume (MMBtu) Delivered (e)	Annual Revenue (f)	Amount Per MMBtu (g)	Line No.
1	TN-0425-TT-9740	11239	T	3,093,366	3,093,366	123,735	0.0400	1
2	TN-0425-TT-9741	11240	T	37,980	37,980	17,091	0.4500	2
3	TN-0425-TT-9742	11238	T	(2,019)	(2,019)	(707)	0.3502	3
4	Pending	Al Price State Juvenile Facility	T	2,988	2,988	1,363	0.4562	4
5	TN-0425-TT-9739	11249	T	1,189,659	1,189,659	63,631	0.0535	5
6		Estimate	T	-	-	-		6
7								7
8								8
9								9
10								10
11								11
12								12
13	TOTAL			4,321,974	4,321,974	$ 205,113	$ 0.0475	13

Sub Accounts to Account 489:

489.1 Revenues from Transportation of Gas of Others through Gathering Facilities
489.2 Revenues from Transportation of Gas of Others through Transmission Facilities
489.3 Revenues from Transportation of Gas of Others through Distribution Facilities

REVENUE FROM STORING GAS OF OTHERS (Acct. 489.4)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Line No.	Description of Operation (a)	Amount (b)	Line No.
1		$	1
2			2
3			3
4			4
5			5
6			9
7	**TOTAL** Revenue from Storage (must equal p. 25 line 13)	$ -	10

OTHER GAS REVENUES (Account 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Line No.	Description of Operation (a)	Amount (b)	Line No.
8	Gains on Settlements of Imbalance Receivables and Payables	$	8
9	Revenues from Penalties in Tariffs, including Penalties from Cash-Out Settlements		9
10	Brockerage Commissions		10
11	Billing, Engineering Services, etc.		11
12	Dehydration & Processing Fees		12
13	Other (describe):		13
14			14
15			15
16			16
17	**Total** (Must equal p. 25, Line 19)	-	17

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

SUMMARY OF TOTAL NATURAL GAS HANDLED

Line No.	Particulars (a)	MMBtu (14.65 p.s.i.a) (b)	Line No.
	ACQUISITIONS:		
1	Gas Produced in Texas by Respondent		1
2	Gas Imported into Texas by Respondent		2
3	Texas Produced Gas Purchased	28,290,418	3
4	Imported Gas Purchased in Texas		4
5	Gas Transported for Fee (Accepted)	4,321,974	5
6	Exchange Gas (From Others)		6
7	Gas Removed from Storage		7
8	Other Acquisitions		8
9	**TOTAL ACQUISITIONS (Items 1 thru 8)**	32,612,392	9
	DISPOSITIONS:		
10	Texas Produced Gas Sold in Texas	29,318,679	10
11	Texas Produced Gas Used by Respondent		11
12	Imported Gas Sold in Texas		12
13	Imported Gas Used by Respondent		13
14	Texas Produced Gas Exported		14
15	Imported Gas Exported by Respondent		15
16	Gas Transported for Fee (Delivered)	4,321,974	16
17	Exchange Gas (To Others)		17
18	Gas Placed into Storage		18
19	Extraction of Fluids (Shrinkage)		19
20	Other Dispositions		20
21	***Unaccounted for Gas***	(1,028,261)	21
22	**TOTAL DISPOSITIONS (Items 10 thru 21)**	32,612,392	22

NOTE: Ln. 9 must equal Ln. 22

Explanations:

GAS TRANSPORTATION PROPERTY

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. **This does not include distribution system mains and services.**

	Total miles of pipeline reported in last year's Annual Report
	Additions during the year
	Retirements during the year
0	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP (S)

Reminder: Maps of your gathering and transmission systems are required to be on file with the Commission.

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)			Line No.
1				Total gross receipts (P.24, Ln 1, Col.(f))		$ 159,797,497	1
2				Less:			2
3				P.31, Ln 14, Col.(e)	$ 159,385,790		3
4				P.32, Ln 13, Col.(f)	$ 205,113		4
5				Sub total		$ 159,590,903	5
6							6
7				Difference:		$ 206,594	7
8							8
9				Sale for resale (P.25, Ln 5, Col. (c))		$ 206,594	9
10							10
11				Difference		(0)	11
12							12
13							13
14							14
15							15
16							16
17							17
18							18
19							19
20							20
21							21
22							22


N
LEGEND
INDUSTRIAL GAS SUPPLY CORP.
DOWNTOWN HOUSTON
HARRIS COUNTY
FORT BEND COUNTY
BUFFALO
BAYOU
GREENS
HUNTING

GAS UTILITY

ANNUAL REPORT

OF THE

NAME CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp.
(Here show in full the exact corporate, firm or individual name of the respondent)

LOCATED AT 401 West Capitol, Suite 102 Little Rock, AR 72201
(Here give the location, including street and number of the respondent's main business office within the State)

COMPANY # ______________________

TO THE

ARKANSAS PUBLIC SERVICE COMMISSION


GREAT SEAL OF THE STATE OF ARKANSAS

COVERING ALL OPERATIONS

FOR THE YEAR ENDING DECEMBER 31, 2003

For Federally regulated gas utilities to satisfy the filing requirements of the Arkansas Public Service Commission, this report will be filed annually with a copy of the Federal Energy Regulatory Commission Form 2 or 2-A. One complete copy will be filed with the Audit Section of the Arkansas Public Service Commission on or before March 31 immediately following the year being reported.

LETTER OF TRANSMITTAL

To: Arkansas Public Service Commission
Post Office Box C-400
Little Rock, Arkansas 72203

Submitted herewith is the annual report covering the operation of CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp. (Company)

of Houston, TX (Location) for the year ending December 31, 2003. This report is submitted in accordance with Section 51 of Act 324 of the 1935 Acts of Arkansas.

The following report has been carefully examined by me, and I have executed the verification given below.

Walter L. Fitzgerald
(Signature)

VP/Controller
(Title)

••••••••••••••••••••

VERIFICATION

STATE OF Texas)
) ss.
COUNTY OF Harris)

I, the undersigned, Walter L. Fitzgerald, VP - Controller, CenterPoint Energy, Inc. (Name and Title) of the CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp. (Company), on my oath do say that the following report has been prepared under my direction from the original books, papers, and records of said utility: that I have carefully examined the same, and declare the same a complete and correct statement of the business and affairs of said utility in respect to each and every matter and thing set forth, to the best of my knowledge, information, and belief; and I further say that no deductions were made before stating the gross revenues, and that accounts and figures contained in the foregoing statements embrace all of the financial transactions for the period in this report.

Walter L. Fitzgerald
(Signature)

Subscribed and sworn to before me this 31st

day of March

My Commission Expires October 16, 2004

MARY ETTA GAUT
Notary Public, State of Texas
My Commission Expires 10/16/2004

Mary Etta Gaut
(Signature of Notary)

GENERAL INSTRUCTIONS, DEFINITIONS, ETC.

1. Two (2) copies of this report, properly filled out and verified shall be filed with the Utility Division of the Arkansas Public Service Commission, Little Rock, Arkansas, on or before the 31st day of March following the close of the calendar year for which the report is made.

2. This form of annual report is prepared in conformity with the Uniform System of Accounts for Public Utilities prescribed by the Public Service Commission and all accounting words and phrases are to be interpreted in accordance with the said classification.

3. The word "respondent" in the following inquiries means the person, firm, association or company in whose behalf the report is made.

4. Instructions should be carefully observed, and each question should be answered fully and accurately. Where the word "none" truly and completely states the fact, it should be given to any particular inquiry.

5. If any schedule does not apply to the respondent, such fact should be shown on the schedule by the words "not applicable."

6. Except in cases where they are especially authorized, cancellations, arbitrary check marks, and the like must not be used either as partial or entire answers to inquiries.

7. Reports should be made out by means which result in a permanent record. The copy in all cases shall be made out in permanent black ink or with permanent black typewriter ribbon. Entries of a contrary or opposite character (such as decreases reported in a column providing for both increases and decreases) should be shown in red ink or enclosed in parentheses.

8. Each report shall be bound in permanent form before returning to the Commission. Binding with clips is not sufficient.

9. Answers to inquiries contained in the following forms must be complete. No answer will be accepted as satisfactory which attempts by reference to any paper, document, or return of previous years or other reports, other than the present report, to make the paper or document or portion thereof thus referred to a part of the answer without setting it out. Each report must be complete within itself.

10. In cases where the schedules provided in this report do not contain sufficient space or the information called for, or if it is otherwise necessary or desirable, additional statements or schedules may be inserted for the purpose of further explanation of accounts or schedules. They should be legibly made on paper of durable quality and should conform with this form in size of page and width of margin. This also applies to all special or unusual entries not provided for in this form. Where information called for herein is not given, state fully the reason for its omission.

11. Each respondent is required to send in connection with its report to this Commission's Utilities Division, one (1) copy of its latest annual report to stockholders.

12. Schedules supporting the revenue accounts and furnishing statistics should be so arranged as to effect a division in the operations as to those inside and outside the state.

13. Answers to all inquiries may be in even dollar figures, with cents omitted and with agreeing totals.

14. Each respondent should make its report in duplicate, retaining one copy for its files for reference, in case correspondence with regard to such report becomes necessary. For this reason, several copies of the accompanying forms are sent to each utility company concerned.

REPORT TO ARKANSAS PUBLIC SERVICE COMMISSION

Give the name, title, office address, telephone number and e-mail address of the person to whom any correspondence concerning this report should be addressed:

Name Walter L. Fitzgerald **Title** Vice President/Controller-CenterPoint Energy,

Address PO Box 4567, Houston, TX 77210-4567

Telephone Number 713-207-7425

E-Mail ____________________

Give the name, address, telephone number and e-mail address of the resident agent:

Name Kathleen D. Alexander **Telephone Number** 501-377-4858

Address 401 West Capitol Avenue, Suite 102 Little Rock, AR 72201

E-Mail ____________________

IDENTITY OF RESPONDENT

1. Give the exact name by which respondent was known in law at the close of the year. Use the initial word "The" only when it is part of the name:

   CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp.

2. Give the location (including street and number) of (a) the main Arkansas business office of respondent at the close of the year, and (b) if respondent is a foreign corporation, the main business office if not in this state:

   (a) CenterPoint Energy Arkla
   401 West Capitol Avenue, Suite 102
   Little Rock, AR 72201

   (b) CenterPoint Energy
   1111 Louisiana Avenue
   Houston, TX 77002

3. Indicate by an **x** in the proper space (a) the type of service rendered, and (b) the type of organization under which respondent was operating at the end of the year.

   (a) ( ) Electric, (**X**) Gas, ( ) Water, ( ) Telephone, ( ) Other

   (b) ( ) Proprietorship, ( ) Partnership, ( ) Joint Stock Association,
   ( ) Corporation, (**X**) Other (describe below):

   CenterPoint Energy Arkla is a division of CenterPoint Energy Resources Corp.

4. If respondent is not a corporation, give (a) date of organization, and (b) name of the proprietor or the names of all partners, and the extent of their respective interest at the close of the year.

   (a) August 31, 2002

   (b)

5. If a corporation, indicate (a) in which state respondent is incorporated, (b) date of incorporation, and (c) designation of the general law under which respondent was incorporated, or, if under special charter, the date of passage of the act:

   (a) N/A

   (b) N/A

   (c) N/A

6. State whether or not respondent during the year conducted any part of its business within the State of Arkansas under a name or names other than that shown in response to inquiry No. 1 above, and, if so, give full particulars:

7. State whether respondent is a consolidated or merged company. If so, (a) give date and authority for each consolidation or merger, (b) name all constituent and merged companies, and (c) give like particulars as required of the respondent in inquiry No. 5 above:

   N/A; however during 1997, NorAm Energy Corp., a Delavare Corporation, was reorganized as a result of its acquisition by Houston Industries Incorporated, a Texas corporation. The reogranization was approved by the Commission by Order No. 8 in Docket No. 96-286-U. Houston Industries, Inc. changed its name to Reliant Energy, Inc. on Februray 2, 1999.

8. State whether respondent is a reorganized company. If so, give (a) name of original corporation, (b) date of reorganization, (c) reference to the laws under which it was reorganized and (d) state the occasion of the reorganization, whether because of foreclosure of mortgage or otherwise, giving full particulars.

   N/A

9. Was respondent subject to a receivership or other trust at any time during the year? No
   If so, state:

   (a) Name of receiver or trustee: ________________

   (b) Name of beneficiary or beneficiaries for whom trust was maintained:

   ____

   (c) Purpose of the trust: ________________

   (d) Give (1) date of creation of receivership or other trust, and (2) date of acquisition of respondent: (1) ________ (2) ________

10. Did the respondent act in any of the capacities listed in Paragraph (a) below during the past year? No If so,

    (a) Indicate the applicable one by an **X** in the proper space:

    ( ) Guarantor, ( ) Surety, ( ) Principal--obligor to a surety contract,
    ( ) Principal--obligor to a guaranty contract.

    (b) Insert a statement showing the character, extent, and terms of the primary agreement or obligation, including (1) names of all parties involved, (2) extent of liability of respondent, whether contingent or actual, (3) extent of liabilities of the other parties, whether contingent or actual, and (4) security taken or offered by respondent.

DIRECTORS AND COMPENSATION

Give the name and office addresses of all directors at the close of the year, and dates of beginning and expiration of terms. Chairman (*) and Secretary (**) marked by asterisks.

Item No.	Name of Director	Office Address	Date of Term		Compensation
			Beginning	End	
	N/A				

PRINCIPAL OFFICERS AND KEY MANAGEMENT PERSONNEL

Give the title of the principal officers, managers and key personnel, the names and office addresses of persons holding such positions at the close of the year, and the annual salary of each.

Item No.	Title	Name of person holding office at close of year	Office Address	Annual Salary
	Note: Information sent under separate cover due to the confidential nature of the data.			
	TOTAL			$ -

VOTING POWERS AND ELECTIONS

1. Did any corporation or corporations hold control over respondent at the close of the year? Yes.

If control was so held, state:

(a) The form of control, whether sole or joint: Sole

(b) The name of controlling corporation or corporations: CenterPoint Energy Resources Corp.

(c) The manner in which control was established: Merger

(d) The extent of the control: 100%

(e) Whether control was direct or indirect: Direct

(f) The name of the intermediary through which control, if indirect, was established: N/A

2. Has any class or issue of securities any special privileges in the selection of directors, trustees, or managers, or in the determination of corporate action by any method?

No

If so, describe fully each such class or issue, and give a brief statement showing clearly the character and extent of such privileges:

3. Give the date of the latest closing of the stock-book, and the total number of stockholders at the date of such closing:

4. In the schedule below show the particulars called for concerning the stockholders of respondent who, at the date of the latest closing of the stock-book of respondent prior to the actual filing of this report, had the twenty highest voting powers of the respondent. If any such holder held in trust, show twenty such stockholders as of the close of the year. In the space provided, show total shares and votes of all

Item No.	Name of Stockholder	Address	No. of Shares Held	No. of Voting Shares	Other Vote Empowered Securities
	N/A				
	Total listed above				
	Total all stockholder				

5. State the total number of votes represented and voted at the last general meeting for the election of directors of the respondent:

N/A

6. Give the date and place of such meeting:

N/A

7. Give the names of each of the persons who cast the five highest number of votes. Give also the number of votes cast in his own behalf and the number of votes cast by proxy:

Item No.	Name of Voter	Total	On account of shares held	As proxy for others	Remarks

REMARKS (insert pages as needed for remarks on inquiries on this page or any of the preceding pages.)

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Account Number	Assets and Other Debits	Ref. Page	Previous Year 2002	Current Year 2003
	I. Utility Plant			
101	Gas Plant in Service	G-10	866,413,242	916,851,535
101.1	Property under Capital Leases	G-10		-
102	Gas Plant Purchased or Sold	G-10		-
103	Experimental Gas Plant Unclassified	G-10		-
104	Gas Plant Leased to Others	G-10		-
105 & .1	Gas Plant & Production Properties Held for Future Use	G-10		-
106	Completed Construction Not Classified - Gas	G-10	-	-
107	Construction Work in Progress - Gas	G-10	20,512,489	15,598,010
108 & 11	(Less) Accum Prov For Depreciation, Amortization and Depletion of Gas Utility Plant	G-24	(411,390,353)	(435,851,262)
114	Gas Plant Acquisition Adjustments	G-10	1,038,109	1,038,109
115	(Less) Acc Prov For Amort of Gas Plant Acq Adjs	G-24	(388,550)	(457,757)
116	Other Gas Plant Adjustments	G-10		-
117	Gas Stored Underground - Noncurrent	G-10		-
118	Other Utility Plant	G-10		-
119	(Less) Acc Prov for Depr & Amort of Other Utility Plant	G-24		-
	Total Net Utility Plant		476,184,937	497,178,635
	II. Other Property and Investments			
121		G-17	-	-
122	(Less) Acc Prov for Depr & Amort on Nonutility Prop	G-17	-	-
123 & .1	Investment in Associated & Subsidiary Companies	G-17	-	-
124	Other Investments	G-17	-	-
125-128	Sinking, Depr. & Other Special Funds	G-17	-	-
	Total Other Property and Investments		-	-
	III. Current and Accrued Assets			
131	Cash		7,001,694	7,263,480
132-134	Interest, Dividends & Other Special Deposits		-	
135	Working Funds		49,571	64,908
136	Temporary Cash Investments			
141	Notes Receivable		7,435	1,072,122
142	Customer A/R - Commodity		4,947,364	3,424,715
143	Other Accounts Receivable		1,348,784	3,651,905
144	(Less) Accum Prov for Uncollectible Accts	G-24	(580,221)	55,355
145-146	Notes & Accts Receivable from Associated Companies		63,104,147	46,434,708
151-152	Fuel Stock; Fuel Stock Expenses Undistributed			
153	Residuals and Extracted Products			
154	Plant Materials & Operating Supplies		3,591,582	3,995,514
155-156	Merchandise; Other Materials & Supplies		47,316	42,734
163	Stores Expense Undistributed		966	
164.1	Gas Stored Underground - Current		60,197,256	90,495,599
164.2-.3	Liquefied Natural Gas Stored and Held for Processing			-
165	Prepayments		930,590	703,358
166-174	Other Current and Accrued Assets		65,894,109	89,153,493
	Total Current and Accrued Assets		206,540,593	246,357,891

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Account Number	Assets and Other Debits (Cont'd)	Ref. Page	Previous Year 2002	Current Year 2003
	IV. Deferred Debits			
181	Unamortized Debt Expense	G-18	765,817	465,883
182.1	Extraordinary Property Losses	G-18	-	-
182.3	Unrecovered Plant & Regulatory Study Costs		(40,109)	1,559,158
183.1-.2	Preliminary Survey & Investigations Charges			
184	Clearing Accounts		1,002,968	693,558
185-192	Other Deferred Debits		6,927,942	2,241,920
	Total Deferred Debits		8,656,618	4,960,519
	Total Assets and Other Debits		691,382,148	748,497,045

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Account Number	Liabilities and Other Credits	Ref. Page	Previous Year 2002	Current Year 2003
	V. Proprietary Capital			
201	Common Stock Issued			
202	Common Stock Subscribed	G-19		-
203	Common Stock Liability for Conversion			
204	Preferred Stock Issued			
205	Preferred Stock Subscribed			
206	Preferred Stock Liability for Conversion			
207	Premium on Capital Stock	G-19	-	-
208	Donations Received from Stockholders			
209	(Less) Reduction in Par or Stated Value of Capital Stock			
210	Gain on Resale or Cancellation of Reacquired Capital Stock			
211	Miscellaneous Paid-In Capital	G-26	175,584,931	175,584,931
212	Installments Received on Capital Stock			
213	(Less) Discount on Capital Stock			
214	(Less) Capital Stock Expense			
215	Appropriated Retained Earnings			
216	Unappropriated Retained Earnings			
216.1	Unappropriated Undistributed Subsidiary Earnings	G-26	(2,427,675)	1,349,666
217	(Less) Reacquired Capital Stock	G-19		-
	Total Proprietary Capital		173,157,256	176,934,597
	VI. Long-Term Debt			
221	Bonds	G-20		
222	Reacquired Bonds	G-20		
223	Advances from Associated Companies	G-20	181,136,532	181,136,532
224	Other Long-Term Debt	G-20		
225-226	Unamortized Premium & Discount on Long-Term Debt (Net)	G-20		
	Total Other Property and Investments		181,136,532	181,136,532
	VII. Other Noncurrent Liabilities			
227	Obligations Under Capital Leases - Noncurrent			
228.1-.4	Accum Prov for Property Insurance, Injuries Damages, Pensions & Benefits; Accum Misc Operating Provisions		33,820,870	35,626,500
229	Accum Prov for Rate Refunds			
	Total Current and Accrued Assets		33,820,870	35,626,500
	VIII. Current and Accrued Liabilities			
231	Notes Payable	G-20		-
232	Accounts Payable		44,061,557	38,989,359
233	Notes Payable to Associated Companies	G-20	110,068,007	143,441,223
234	Accounts Payable to Associated Companies	G-21	43,656,380	43,444,670
235	Customer Deposits	G-22	15,714,147	
236	Taxes Accrued	G-21	13,642,020	22,086,370
237	Interest Accrued	G-21	588,910	529,283
238	Dividends Declared			
239	Matured Long-Term Debt			
240	Matured Interest			
241	Tax Collections Payable		470,654	203,666
242	Miscellaneous Current and Accrued Liabilities	G-21	8,163,102	3,321,171
243	Obligations Under Capital lease - Current			
	Total Current and Accrued Liabilities		236,364,777	252,015,742

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Account Number	Liabilities and Other Credits (Cont'd)	Ref. Page	Previous Year 2002	Current Year 2003
	- IX. Deferred Credits			
252	Customer Advances for Construction	G-22	647,335	768,242
253	Other Deferred Credits	G-22	2,355,061	25,361,458
254	Other Regulatory Credits	G-22	3,750,335	5,606,157
255	Accumulated Deferred Investment Tax Credits	G-23	-	-
256	Deferred Gains from Disposition of Utility Plant			
257	Unamortized Gain on Reacquired Debt			
281	Acc Def Income Taxes - Accelerated Amortization Property	G-23		
282	Accumulated Deferred Income Taxes - Other Property	G-23		
283	Accumulated Deferred Income Taxes - Other	G-23	60,149,982	71,047,817
	Total Deferred Credits		66,902,713	102,783,674
	Total Liabilities and Other Credits		691,382,148	748,497,045

Line No.	Acct. No.	UTILITY PLANT - SYSTEM	Ref. Page	Beginning Balance	Additions	Retirements	Adjustments	Balance at End of Year
1	101	Gas Plant in Service	G-6	866,413,242	56,538,046	(5,884,967)	(214,786)	916,851,535
2	101.1	Property Under Capital Leases	G-6					-
3	102	Gas Plant Purchased or Sold	G-6					-
4	103	Experimental Gas Plant Unclassified	G-6					-
5	104	Gas Plant Leased to Others	G-6					-
6	105	Gas Plant Held for Future Use	G-6					-
7	105.1	Production Properties Held for Future Use	G-6					-
8	106	Completed Construction not Classified	G-6					-
9	107	Construction Work in Progress--Gas (Note 1)	G-6	20,512,489	(4,914,479)	-	-	15,598,010
10	114	Gas Plant Acquisition Adjustments	G-6	1,038,109				1,038,109
11		Sub-Total		**887,963,840**	**51,623,567**	**(5,884,967)**	**(214,786)**	**933,487,654**
12	116	Other Gas Plant Adjustments	G-6					-
13	117	Gas Stored Underground--Noncurrent	G-6					-
14	118	Other Utility Plant	G-6					-
15		TOTAL		**887,963,840**	**51,623,567**	**(5,884,967)**	**(214,786)**	**933,487,654**

Line No.	Acct. No.	UTILITY PLANT - ARKANSAS		Beginning Balance	Additions	Retirements	Adjustments	Balance at End of Year
1	101	Gas Plant in Service	G-6	554,046,737	46,571,929	(4,678,478)	(431,060)	595,509,128
2	101.1	Property Under Capital Leases	G-6					-
3	102	Gas Plant Purchased or Sold	G-6					-
4		Experimental Gas Plant Unclassified	G-6					-
5	104	Gas Plant Leased to Others	G-6					-
6	105	Gas Plant Held for Future Use	G-6					-
7	105.1	Production Properties Held for Future Use	G-6					-
8	106	Completed Construction not Classified	G-6					-
9	107	Construction Work in Progress--Gas	G-6	17,260,483	(2,850,371)	-	-	14,410,112
10	114	Gas Plant Acquisition Adjustments	G-6	830,888	-	-	-	830,888
11		Sub-Total		**572,138,108**	**43,721,558**	**(4,678,478)**	**(431,060)**	**610,750,128**
12	116	Other Gas Plant Adjustments	G-6					-
13	117	Gas Stored Underground--Noncurrent	G-6					-
14	118	Other Utility Plant	G-6					-
15		TOTAL		**572,138,108**	**43,721,558**	**(4,678,478)**	**(431,060)**	**610,750,128**

Note 1: **Account 107 Construction Work in Progress--Gas consist of the activity in CWIP which is additions to CWIP and clearings in CWIP which are moved to Plant in Service. In this case the additons to CWIP is $51.1m and the clearings in CWIP is $56m which resulted in a decrease in CWIP of $4.9m. *This activity is reported in the addition column of the PSC report.***

Note 2: **Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.**

GAS PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	I. INTANGIBLE PLANT						
301	Organization						-
302	Franchises and Consents		137,343	-	-	-	137,343
303	Miscellaneous Intangible Plant		22,344,686	1,113,505	-	3,555	23,461,746
	Total Intangible Plant		22,482,029	1,113,505	-	3,555	23,599,089
	II. PRODUCTION PLANT						
	Natural Gas Production Plant						
	A. Natural Gas Prod. & Gath. Plant						
325.1	Producing Lands, Leaseholds, Gas Rights,						-
-.5	R/W & Other Land & Rights						-
326	Gas Well Structures						-
327	Field Compressor Station Structures						-
328	Field Measuring & Reg. Station Structures						-
329	Other Structures						-
330	Producing Gas Wells - Well Construction						-
331	Producing Gas Wells - Well Equipment						-
332	Field Lines						-
333	Field Compressor Station Equipment						-
	Field Measuring & Reg. Station Equip.						-
335	Drilling and Cleaning Equipment						-
336	Purification Equipment						-
337	Other Equipment						-
338	Unsuccessful Exploration & Devlp. Costs						-
	B. Products Extraction Plant						-
340	Land and Land Rights						-
341	Structures & Improvements						-
342	Extraction & Refining Equipment						-
343	Pipe Lines						-
344	Extracted Product Storage Equipment						-
345	Compressor Equipment						-
346	Gas Measuring & Regulating Equipment						-
347	Other Equipment						-
	Total Production Plant		-	-	-	-	-

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

GAS PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	III. NATURAL GAS STORAGE & PROCESSING PLANT						
	A. Underground Storage Plant						
350.1 -.2	Land and Rights-of-Way						
351	Structures & Improvements						
352	Wells						
352.1 -.3	Storage Leaseholds & Rights, Reservoirs & Nonrecoverable Natural Gas						
353	Lines						
354	Compressor Station Equipment						
355	Measuring & Regulating Equipment						
356	Purification Equipment						
357	Other Equipment						
	B. Other Storage Plant						
360	Land and Land Rights						
361	Structures & Improvements						
362	Gas Holders						
363	Purification Equipment						
363.1 -.5	Liquefaction, Vaporizing, Compressor, Measuring & Regulating, & Other Equip						
	C. Base Load Liquefied Natural Gas Terminaling and Processing Plant						
364.1 -.8	Land and Land Rights, Structures & Improvements, LNG Processing Term., Transportation, Measuring & Reg. Equip., Compressor Station, Communication & Other Equipment						
	Total Natural Gas Stor & Proc Plant						
	IV. TRANSMISSION PLANT						
365.1 -.2	Land and Land Rights, Rights-of-way						
366	Structures & Improvements						
367	Mains						
368	Compressor Station Equipment						
369	Measuring & Reg. Station Equipment						
370	Communication Equipment						
371	Other Equipment						
	Total Transmission Plant						

Note: Information for Gas Utility Plant In Service reflects allocated company assets for General and Arkla Services.

GAS PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	V. DISTRIBUTION PLANT						-
374	Land and Land Rights		3,321,319	67,371	-	-	3,388,690
375	Structures & Improvements		9,220,590	79,246	-	(82)	9,299,754
376	Mains		237,709,985	24,466,911	(2,036,210)	16,706	260,157,392
377	Compressor Station Equipment			-	-	-	-
378	Measuring & Reg Station Equip - General		5,705,509	407,106	(22,961)	(28,121)	6,061,533
379	Measuring & Regulating Station		1,815,099	-	-	(8,466)	1,806,633
	Equipment - City Gate Check Stations						-
380	Services		161,806,631	13,866,540	(1,765,129)	(16,203)	173,891,839
381	Meters		30,375,795	1,187,244	-	(11,672)	31,551,367
382	Meter Installations		21,891,145	706,077	(69,847)	(22,218)	22,505,157
383	House Regulators		12,621,271	880,528	-	(228,144)	13,273,655
384	House Regulators Installations		-	-	-	-	-
385	Industrial Measuring & Reg Sta Equip		336,891	-	-	-	336,891
386	Other Prop on Customers' Premises		-	-	-	-	-
387	Other Equipment		335,420	-	-	(5)	335,415
	Total Distribution Plant		485,139,655	41,661,023	(3,894,147)	(298,205)	522,608,326
	VI. GENERAL PLANT						-
389	Land and Land Rights		178,098	-	-	(84)	178,014
390	Structures & Improvements		14,124,884	359,341	-	(6,695)	14,477,530
391	Office Furniture & Equipment		5,353,930	408,021	-	60,191	5,822,142
392	Transportation Equipment		9,636,241	2,539,357	(731,708)	(176,427)	11,267,463
393	Stores Equipment		-	-	-		-
394	Tools, Shop & Garage Equipment		6,920,151	368,242	-	(78)	7,288,315
395	Laboratory Equipment		-	-	-	-	-
396	Power Operated Equipment		3,671,956	122,440	(52,623)	(12,836)	3,728,937
397	Communication Equipment		6,048,739	-	-	(310)	6,048,429
398	Miscellaneous Equipment		491,054	-	-	(171)	490,883
399	Other Tangible Property		-	-	-	-	-
	Total General Plant		46,425,053	3,797,401	(784,331)	(136,410)	49,301,713
	TOTAL GAS PLANT IN SERVICE	G-6 G-10	554,046,737	46,571,929	(4,678,478)	(431,060)	595,509,128

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

ACCUMULATED DEPRECIATION - PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Depr. Rate	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	I. INTANGIBLE PLANT							-
301	Organization							-
302	Franchises and Consents							-
303	Miscellaneous Intangible Plant			6,672,468	2,277,055	-	3,788	8,953,311
	Total Intangible Plant			6,672,468	2,277,055	-	3,788	8,953,311
	II. PRODUCTION PLANT							
	Natural Gas Production Plant							
	A. Natural Gas Prod. & Gath. Plant							
325.1	Producing Lands, Leaseholds, Gas Rights,							-
-.5	R/W & Other Land & Rights							-
326	Gas Well Structures							-
327	Field Compressor Station Structures							-
328	Field Measuring & Reg. Station Structures							-
329	Other Structures							-
330	Producing Gas Wells - Well Construction							-
331	Producing Gas Wells - Well Equipment							-
332	Field Lines							-
333	Field Compressor Station Equipment							-
334	Field Measuring & Reg. Station Equip.							-
335	Drilling and Cleaning Equipment							-
336	Purification Equipment							-
337	Other Equipment							-
338	Unsuccessful Exploration & Devlp. Costs							-
	B. Products Extraction Plant							-
340	Land and Land Rights							-
341	Structures & Improvements							-
342	Extraction & Refining Equipment							-
343	Pipe Lines							-
344	Extracted Product Storage Equipment							-
345	Compressor Equipment							-
346	Gas Measuring & Regulating Equipment							-
347	Other Equipment							-
	Total Production Plant			-	-	-	-	-

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

ACCUMULATED DEPRECIATION - PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Depr. Rate	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	III. NATURAL GAS STORAGE & PROCESSING PLANT							-
	A. Underground Storage Plant							-
350.1	Land and Rights-of-Way							-
-.2								-
351	Structures & Improvements							-
352	Wells							-
352.1	Storage Leaseholds & Rights, Reservoirs							-
-.3	& Nonrecoverable Natural Gas							-
353	Lines							-
354	Compressor Station Equipment							-
355	Measuring & Regulating Equipment							-
356	Purification Equipment							-
357	Other Equipment							-
	B. Other Storage Plant							-
360	Land and Land Rights							-
361	Structures & Improvements							-
362	Gas Holders							-
363	Purification Equipment							-
363.1	Liquefaction, Vaporizing, Compressor,							-
-.5	Measuring & Regulating, & Other Equip							-
	C. Base Load Liquefied Natural Gas							-
	Terminaling and Processing Plant							-
364.1	Land and Land Rights, Structures &							-
-.8	Improvements, LNG Processing Term.,							-
	Transportation, Measuring & Reg. Equip.,							-
	Compressor Station, Communication &							-
	Other Equipment							-
	Total Natural Gas Stor & Proc Plant			-	-	-	-	-
	IV. TRANSMISSION PLANT							-
365.1	Land and Land Rights, Rights-of-way							-
-.2								-
366	Structures & Improvements							-
367	Mains							-
368	Compressor Station Equipment							-
369	Measuring & Reg. Station Equipment							-
370	Communication Equipment							-
371	Other Equipment							-
	Total Transmission Plant			-	-	-	-	-

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

ACCUMULATED DEPRECIATION - PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Depr. Rate	Balance at Beginning of Year	Additions	Retirements	Adjustments	Balance at End of Year
	V. DISTRIBUTION PLANT							-
374	Land and Land Rights			502,505	44,314	-	-	546,819
375	Structures & Improvements			4,548,174	231,067	-	(33)	4,779,208
376	Mains			111,258,293	9,157,582	(2,036,210)	(7,677,624)	110,702,041
377	Compressor Station Equipment			-	-	-	-	-
378	Measuring & Reg Station Equip - General			2,146,847	160,239	(22,961)	(107,954)	2,176,171
379	Measuring & Regulating Station			1,079,658	22,228	-	(5,092)	1,096,794
	Equipment - City Gate Check Stations							-
380	Services			69,688,214	14,321,888	(1,765,135)	(5,119,319)	77,125,648
381	Meters			18,534,684	1,147,090	-	(7,823)	19,673,951
382	Meter Installations			14,398,179	587,332	(69,847)	(102,635)	14,813,029
383	House Regulators			5,150,216	501,418	-	(94,553)	5,557,081
384	House Regulators Installations			-	-	-	-	-
385	Industrial Measuring & Reg Sta Equip			143,900	6,334	-	-	150,234
386	Other Prop on Customers' Premises			-	-	-	-	-
387	Other Equipment			230,719	33,541	-	(4)	264,256
	Total Distribution Plant			227,681,389	26,213,033	(3,894,153)	(13,115,037)	236,885,232
	VI. GENERAL PLANT							
389	Land and Land Rights			-	-	-	-	-
390	Structures & Improvements			12,310,915	841,067	-	(5,835)	13,146,147
391	Office Furniture & Equipment			3,434,188	265,696	-	22,001	3,721,885
392	Transportation Equipment			3,931,624	835,733	(725,119)	29,285	4,071,523
393	Stores Equipment			-	-	-	-	-
394	Tools, Shop & Garage Equipment			4,566,565	169,292	-	(63)	4,735,794
395	Laboratory Equipment			-	-	-	-	-
396	Power Operated Equipment			2,349,210	84,295	(52,623)	(7,158)	2,373,724
397	Communication Equipment			3,409,498	291,193	-	(100)	3,700,591
398	Miscellaneous Equipment			244,929	19,122	-	20,508	284,559
399	Other Tangible Property			-	-	-	-	-
	Total General Plant			30,246,929	2,506,398	(777,742)	58,638	32,034,223
	TOTAL ACCUMULATED DEPRECIATION	G-6		264,600,786	30,996,486	(4,671,895)	(13,052,611)	277,872,766

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

OTHER PROPERTY & INVESTMENTS

I. Nonutility Property (Accounts 121 and 122)

Item No.	Description	Ref. Page	Beginning Balance	Additions	Retirements	Ending Balance
1	Non-Utility Property		-	-	-	-
2	Accum. Prov. For depreciation & amortization of nonutility property		-	-	-	-
	TOTAL	G-6	-	-	-	-

II. Investments in Associated & Subsidiary Companies (Accounts 123 and 123.1)

Item No.	Description	Ref. Page	Date of Investment	Effective Interest Rate	Current Year's Investment	Amount Outstanding End of Year
	N/A					
	TOTAL	G-6				-

III. Other Investments (Account 124)

Item No.	Description	Ref. Page	Date of Investment	Effective Interest Rate	Current Year's Investment	Amount Outstanding End of Year
	N/A					
	TOTAL	G-6				-

IV. Other Funds (Accounts 125, 126 and 128)

Item No.	Description	Ref. Page	Beginning Balance	Debits	Credits	Ending Balance
	N/A					
	TOTAL	G-6				-
	Total Other Property & Investments					-

EXTRAORDINARY PROPERTY LOSS

Item No.	Description	Years to Amortize	Total Amount to Amortize as Authorized by APSC
	N/A		
	TOTAL		-

AMORTIZATION OF EXTRAORDINARY PROPERTY LOSSES (Account 182.1)

Item No.	Balance At Beginning of Year	Ref. Page	Annual Amortization				Balance at End of Year
			Debit			Credit	
			Approval Order #	Amount	Acct. #	Amount	
			N/A				
Total	-	G-7		-		-	-

DEBT DISCOUNT AND EXPENSE

Item No.	Description	Ref. Page	Balance At Beginning of Year	Debits	Credits	Balance at End of Year
1	Unamortized Debt-Expense		765,817	-	299,934	465,883
	TOTAL	G-7	765,817		299,934	465,883

CAPITAL STOCK

Item No.	Kind of Stock	Ref. Page	Par or Stated Value Per Share	No. of Shares Authorized	No. of Shares Outstanding End of Year	Capital Stock Outstanding End of Year ($)
	N/A					
	TOTAL	G-8				

PREMIUM AND ASSESSMENT ON CAPITAL STOCK

Item No.	Kind of Stock	Ref. Page	Balance At Beginning of Year	Realized During the Year	Released During Year	Balance at End of Year	Acct Credited With Premium Written Off
	N/A						
		G-8					

DIVIDENDS

Item No.	Class of Stock	Ref. Page	Date Declared	Date Paid	No. of Shares	Dividend Per Share	Total Amount Paid
1	Preferred				N/A	N/A	-
2	Common				N/A	N/A	-
Total		G-26					

REACQUIRED CAPITAL STOCK

Item No.	Kind of Stock	Ref. Page	Date Re-acquired	No. of Shares Reacquired	Cost	Par or Stated Value of Stock
	N/A					
	TOTAL	G-8				

TOTAL DEBT OUTSTANDING

I. LONG-TERM DEBT* (Accounts 221-224)

Item No.	Description	Ref. Page	APSC Approval Date	Issue Date	Maturity Date	Interest Rate	Amount Outstanding End of Year
1	Long Term Debt Interdepartmental	G-8	N/A	N/A	N/A	N/A	181,136,532
	TOTAL	G-8					181,136,532

II. NOTES PAYABLE TO ASSOCIATED COMPANIES (Account 233)

Item No.	Description	Ref. Page	Date of Issue	Date of Maturity	Interest Rate	Amount Outstanding End of Year
1	Notes Payable-CenterPoint Energy Resources Corp.	G-8	N/A	N/A	N/A	143,441,223
	TOTAL	G-8				143,441,223

III. OTHER NOTES PAYABLE (Account 231)

Item No.	Description	Ref. Page	Date of Issue	Date of Maturity	Interest Paid	Amount Outstanding End of Year
1	Other Notes Payable		N/A	N/A	N/A	-
	TOTAL	G-8				

* All security issues require APSC approval.

TOTAL DEBT OUTSTANDING 324,577,755

ACCRUED TAXES (Accounts 236 & 241)

Item No.	Kind of Tax	Ref. Page	Balance at Beginning of Year	Accrued During Year	Paid During Year	Adjustments	Balance at End of Year
1	Federal Income		2,543,074	3,561,387	-	2,773,178	8,877,639
2	State Income		1,302,174	608,158		(1,302,174)	608,158
3	Other Taxes -		9,796,772	62,113,163	(89,298,193)	29,988,831	12,600,573
4	Tax Collections Payable		470,654	13,816,541	(14,160,274)	76,745	203,666
	TOTAL	G-8	14,112,674	80,099,249	(103,458,467)	31,536,580	22,290,036

INTEREST ACCRUED ON OTHER LIABILITIES

Item No.	Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
1	Interest Accrued-Customer Deposits		588,910	915,914	856,287	529,283
		G-8	588,910	915,914	856,287	529,283

OTHER CURRENT AND ACCRUED LIABILITIES

Item No.	Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
1	Accrued Liabilites		3,954,305	12,567,223	8,676,378	63,460
2	Other		4,208,797	48,478,849	47,527,763	3,257,711
						-
						-
						-
						-
						-
						-
	TOTAL	G-8	8,163,102	61,046,072	56,204,141	3,321,171

ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES

Item No.	Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
1	CenterPoint Energy, INC		9,647,358	64,304,352	59,591,213	4,934,219
2	CNP Resources Corp		4,984,963	86,369,876	88,083,413	6,698,500
3	CNP Gas Transmission Co		8,935,684	120,985,279	120,600,089	8,550,494
4	CenterPoint Energy Entex		2,193,617	19,027,112	25,810,247	8,976,752
5	CNP Gas Resources Corp		14,715,415	144,335,166	141,577,361	11,957,610
6	CNP Gas Marketing Co		2,924,113	31,219,507	30,215,742	1,920,348
7	Others		255,230	3,082,773	3,234,291	406,747
						-
	TOTAL	G-8	43,656,380	469,324,066	469,112,356	43,444,670

CONSUMER ADVANCES FOR CONSTRUCTION (Account 252)

Item	Ref. Page	Amount
Balance at Beginning of Year		647,335
Additions		728,635
Refunds		607,728
Transfers: (Account Credited & Amount)		
Balance at End of Year	G-9	768,242

OTHER DEFERRED CREDITS (Account 253 & 254)

Item No.	Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
1	Long Term Payable-Assoc. (Note 2)		-	4,314,333	10,471,793	6,157,460
2	Regulatory Liability		3,750,336	16,051,314	17,907,135	5,606,157
3	Other		2,355,061	701,218	1,261,643	2,915,486
						-
						-
						-
						-
						-
						-
	TOTAL	G-9	6,105,397	21,066,865	29,640,571	14,679,103

CUSTOMER DEPOSITS (Account 235)

Item	Ref. Page	Amount System	Amount Arkansas
Balance at Beginning of Year		15,714,147	12,107,818
Customer Deposit Activity - Net		574,365	(863,541)
Balance at End of Year (Note 2)	G-8	16,288,512	11,244,277
Indicate Calendar Year Amount of Interest Paid Customers @ 6%			
Indicate Calendar Year Amount of Interest Paid Customers @ 8%			

Note 2: Customer Deposit is included in account Long-Term Payable - Associated Company which is reported in FERC account 253 Other Deferred Credits on Balance Sheet.

COMPUTATION OF INVESTMENT CREDIT

(1) Qualified Investment in New or Used Property

Type of Prop.	Life Years	Property	(2) Cost or Basis	(3) %	Investment (Col 2 x Col 3)
		N/A			
		(2) Total Qualified Investment			
		(3) Tentative Investment			

INVESTMENT TAX CREDIT

Item No.	Account Credited	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
	N/A					
		G-9				

DEFERRED INCOME TAXES

Item No.	Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
1	Liberalized Depr.		63,056,374	24,998,697	43,162,205	81,219,882
2	Other		(2,906,392)	53,517,149	46,251,476	(10,172,065)
	TOTAL	G-9	60,149,982	78,515,846	89,413,681	71,047,817

ACCUMULATED RESERVES

Item No.	Depreciation Reserve	Amount System	Amount Arkansas
1	Balance at Beginning of Year	411,390,353	264,600,786
	CREDITS		
2	Depreciation Expense includes Plt acq adj dep exp	45,291,162	31,051,878
3	Material & Supplies (Salvage)	129,748	98,852
4	Other (Specify) Plt Acq Adj Bal (2003)	457,757	301,853
5	Others (Adjustments)	-	183,047
6	Clearing accounts	-	
7	(Reversal Rwip 2002)	4,781,573	3,994,076
8	Total Credits	50,660,240	35,629,706
	DEBITS		
9	Retirement of Plant	5,889,774	4,671,895
10	Removal Costs	13,738,768	11,885,046
11	Other (Specify)		
12	(Adjustments & Transfers)	70,391	348,387
13	(Rwip 2003)	6,042,641	5,095,153
14			
15	Total Debits	25,741,574	22,000,481
	Balance at End of Year	436,309,019	278,230,011

Line No.	Other Reserves	Balance At Beginning of Year	Debits	Credits	Balance at End of Year
1	Amortization of utility plant acquisition adjustments	388,550	-	69,207	457,757
2	Depreciation & amortization of other property	10,822,451	6,614	3,610,694	14,426,531
3	Uncollectible Accounts	580,221	81,493,130	80,857,554	(55,355)
4	Other (Specify)				-
	Limited Term Franchises*	146,740	-	9,922	156,662
	* Reflected in Balance at End of Year				
					-
					-
					-
	TOTAL	11,937,962	81,499,744	84,547,377	14,985,595

INCOME STATEMENT

Line No.	Description	Ref. Page		
1	Operating Revenues	G-32		479,191,206
2	Operating Expenses	G-31	443,725,978	
3	Taxes Other Than Income Taxes		15,578,713	
4	Income Taxes		(13,457,768)	
5	Provision for Deferred Income Taxes		16,798,707	
6	Provision for Deferred Income Tax Credit			
7	Investment Tax Credit			
8	Revenue from Plant Leased to Others			
9	Other Utility Operating Income			
10	Other Utility Operating Losses and Expenses			
11	Total Operating Expense			462,645,630
12	Net Operating Income			16,545,576
	Other Income:			
13	Revenues from Merchandising		6,727	
14	Costs and Expenses of Merchandising		(705)	
15			6,022	
16	Rental Income			
17	Equity in Earnings of Subsidiary Companies			
18	Interest & Dividends		823,454	
19	Allowance for Funds Used During Construction		-	
20	Miscellaneous Non-Operating Income		14,826	
21	Total Other Income			844,302
	Other Income Deductions:			
22	Misc. Amortization		-	
23	Donations & Contributions		158,311	
24	Taxes on Non-Operating Income			
25	Deferred Taxes on Non-Operating Income			
26	Investment Tax Credit on Non-Utility Operations		-	
27	Interest on Long-Term Debt			
28	Amortization of Debt Discount & Expense		326,981	
29	Amortization of Premium on Debt Credit		(158,791)	
30	Interest on Debt to Associated Companies		14,393,144	
31	Other Interest Expense		(34,848)	
32	Extraordinary Income			
33	Extraordinary Deductions			
34	Income Tax on Extraordinary Items			
35	Total Other Deductions			
				14,684,797
36	Net Income			2,705,081
37	Less: Reservation of Income			
38	Balance Transferred to Earned Surplus	G-26		2,705,081

CAPITAL SURPLUS

(Give below an analysis of changes in capital surplus during the year)

Item No.	Item	Ref. Page	Debits	Credits
1	Balance at Beginning of Year			175,584,931
2			-	-
3				
4				
5				
6				
7				
8				
9				
	Balance at End of Year	G-8		175,584,931

EARNED SURPLUS

1. Report in this schedule an accounting for changes in earned surplus for the year.
2. Each credit and debit during the year should be identified as to the surplus account in which included and the contra account affected shown. Minor items may be grouped by classes; however, the number of items in each group should be shown.
3. For each surplus reservation, state the purpose of the reservation, the amount and the reserve account credited. In a footnote explain the basis for determining the amount reserved, and, if reservations are to be recurrent, state the number and annual amounts to be reserved as well as the total reservation eventually to be accumulated.
4. Dividend appropriations should be shown for each class and series of capital stock.

Item No.	Item	Ref. Page	Earned Surplus Account	Contra Account Affected	Amount
1	Balance at Beginning of Year				(2,427,675)
	Credits				
2	Net Income - Arkansas	G-25			2,705,081
3	Income from Other Divisions				1,072,260
4					
5					
6					
7					
	Debits				-
8					
9					
10					
11					
12					
13					
14					
15					
16					
	Balance at End of Year	G-8	-	-	1,349,666

GAS OPERATING EXPENSES – Arkansas

Line No.	Acct. No.	Account	Amount
		I. NATURAL GAS PRODUCTION EXPENSES	
		A. Production and Gathering	
1	750	Operation Supervision and Engineering	
2	751	Production Maps and Records	
3	752	Gas Wells Expenses	
4	753	Field Lines Expenses	
5	754	Field Compressor Station Expenses	
6	755	Field Compressor Station Fuel and Power	
7	756	Field Measuring and Regulating Station Expenses	
8	757	Purification Expenses	
9	758	Gas Well Royalties	
10	759	Other Expenses	
11	760	Rents	
12	761	Maintenance Supervision and Engineering	
13	762	Maintenance of Structures and Improvements	
14	763	Maintenance of Producing Gas Wells	
15	764	Maintenance of Field Lines	
16	765	Maintenance of Field Compressor Station Equipment	
17	766	Maintenance of Field Measuring and Regulating Station Equipment	
18	767	Maintenance of Purification Equipment	
19	768	Maintenance of Drilling and Cleaning Equipment	
20	769	Maintenance of Other Equipment	
		B. Products Extraction	
21	770	Operation Supervision and Engineering	
22	771	Operation Labor	
23	772	Gas Shrinkage	
24	773	Fuel	
25	774	Power	
26	775	Materials	
27	776	Operation Supplies and Expenses	
28	777	Gas Processed by Others	
29	778	Royalties on Products Extracted	
30	779	Marketing Expenses	
31	780	Products Purchased for Resale	
32	781	Variation in Products Inventory	
33	782	Extracted Products Used by the Utility - Credit	( )
34	783	Rents	
35	784	Maintenance Supervision and Engineering	
36	785	Maintenance of Structures and Improvements	
37	786	Maintenance of Extraction and Refining Equipment	
38	787	Maintenance of Pipe Lines	
39	788	Maintenance of Extracted Products Storage Equipment	
40	789	Maintenance of Compressor Equipment	
41	790	Maintenance of Gas Measuring & Regulating Equipment	
42	791	Maintenance of Other Equipment	
		C. Exploration and Development	
43	795	Delay Rentals	
44	796	Nonproductive Well Drilling	
45	797	Abandoned Leases	
46	798	Other Exploration	

GAS OPERATING EXPENSES – Arkansas

Line No.	Acct. No.	Account	Amount
	-	D. Other Gas Supply Expenses	
47	800	Natural Gas Well Head Purchases	
48	800.1	Natural Gas Well Head Purchases, Intracompany Transfers	
49	801	Natural Gas Field Lines Purchases	
50	802	Natural Gas Gasoline Plant Outlet Purchases	
51	803	Natural Gas Transmission Line Purchases	83,306,074
52	804	Natural Gas City Gate & LNG Purchases	274,253,745
53	805	Other Gas Purchases, Purchased & Incremental Gas Cost Adjustments	(2,203,066)
54	806	Exchange Gas	
55	807	Purchased Gas Expenses	
56	808.1	Gas Withdrawn from Storage - Debit	47,180,011
57	808.2	Gas Delivered to Storage - Credit	(77,155,366)
58	809.1	Withdrawals of LNG held for Processing - Debit	-
59	809.2	Deliveries of Natural Gas for Processing - Credit	-
60	810	Gas Used for Compressor Station Fuel - Credit	-
61	811	Gas Used for Products Extraction - Credit	-
62	812	Gas Used for Other Utility Operations - Credit	-
63	813	Other Gas Supply Expenses	-
64		Total Production Expenses	325,381,398
		II. NATURAL GAS STORAGE, TERMINAL. & PROCESS. EXPS.	
		A. Underground Storage Expenses	
65	814	Operation Supervision and Engineering	
66	815	Maps and Records	
67	816	Wells Expense	
68	817	Lines Expense	-
69	818	Compressor Station Expenses	
70	819	Compressor Station Fuel and Power	
71	820	Measuring and Regulating Station Expenses	
72	821	Purification Expenses	
73	822	Exploration and Development	
74	823	Gas Losses	
75	824	Other Expenses	
76	825	Storage Well Royalties	
77	826	Rents	
78	830	Maintenance Supervision and Engineering	
79	831	Maintenance of Structures and Improvements	
80	832	Maintenance of Reservoirs and Wells	
81	833	Maintenance of Lines	
82	834	Maintenance of Compressor Station Equipment	
83	835	Maintenance of Measuring and Regulating Station Equipment	
84	836	Maintenance of Purification Equipment	
85	837	Maintenance of Other Equipment	
		B. Other Storage Expenses	
86	840	Operation Supervision and Engineering	
87	841	Operation Labor and Expenses	
88	842	Rents; Fuel; Power; Gas Losses	
89	843.1	Maintenance Supervision and Engineering	
90	843.2	Maintenance of Structures and Improvements	
91	843.3	Maintenance of Gas Holders	
92	843.4	Maintenance of Purification Equipment	

GAS OPERATING EXPENSES -- Arkansas

Line No.	Acct. No.	Account	Amount
93	843.5	Maintenance of Liquefaction Equipment	
94	843.6	Maintenance of Vaporizing Equipment	
95	843.7	Maintenance of Compressor Equipment	
96	843.8	Maintenance of Measuring and Regulating Station Equipment	
97	843.9	Maintenance of Other Equipment	
		C. LNG Terminaling & Processing Expenses	
98	844.1	Operation Supervision and Engineering	
99	844.2	LNG Processing Terminal Labor and Expenses	
100	844.3	Liquefaction Processing Labor and Expenses	
101	844.4	Liquefaction Transportation Labor and Expenses	
102	844.5	Measuring and Regulating Labor and Expenses	
103	844.6	Compressor Station Labor and Expenses	
104	844.7	Communication System Expenses	
105	844.8	System Control and Load Dispatching	
106	845.1	Fuel; Power; Rents;	
	-.4	Demurrage Charges	
107	845.5	Wharfage Receipts - Credit	( )
108	845.6	Processing Liquefied or Vaporized Gas by Others	
109	846.1	Gas Losses	
110	846.2	Other Expenses	
111	847.1	Maintenance Supervision and Engineering	
112	847.2	Maintenance of Structures and Improvements	
113	847.3	Maintenance of LNG Processing Terminal Equipment	
114	847.4	Maintenance of LNG Transportation Equipment	
115	847.5	Maintenance of Measuring and Regulating Equipment	
116	847.6	Maintenance of Compressor Station Equipment	
117	847.7	Maintenance of Communication Equipment	
118	847.8	Maintenance of Other Equipment	
119		*Total Nat. Gas Storage, Terminaling & Processing Expenses*	
		III. TRANSMISSION EXPENSES	
120	850	Operation Supervision and Engineering	
121	851	System Control and Load Dispatching	
122	852	Communication System Expenses	
123	853	Compressor Station Labor and Expenses	
124	854	Gas for Compressor Station Fuel	
125	855	Other Fuel and Power for Compressor Station	
126	856	Mains Expense	
127	857	Measuring and Regulation Station Expenses	
128	858	Transmission and Compression of Gas by Others	
129	859	Other Expenses	
130	860	Rents	
131	861	Maintenance Supervision and Engineering	
132	862	Maintenance of Structures and Improvements	
133	863	Maintenance of Mains	
134	864	Maintenance of Compressor Station Equipment	
135	865	Maintenance of Measuring and Regulating Station Equipment	
136	866	Maintenance of Communication Equipment	
137	867	Maintenance of Other Equipment	
138		Total Transmission Expenses	

GAS OPERATING EXPENSES -- Arkansas

Line No.	Acct. No.	Account	Amount
		IV. DISTRIBUTION EXPENSES	
139	870	Operation Supervision and Engineering	2,332,455
140	871	Distribution Load Dispatching	439,432
141	872	Compressor Station Labor and Expenses	-
142	873	Compressor Station Fuel and Power	-
143	874	Mains and Services Expense	2,389,167
144	875	Measuring and Regulating Station Expenses - General	-
145	876	Measuring and Regulating Station Expenses - Industrial	313,684
146	877	Measuring and Regulating Station Expenses - City Gate Chk Stations	-
147	878	Meter and House Regulator Expenses	4,841,046
148	879	Customer Installation Expenses	2,233,597
149	880	Other Expenses	7,296,467
150	881	Rents	4,650
151	885	Maintenance Supervision and Engineering	492,257
152	886	Maintenance of Structures and Improvements	-
153	887	Maintenance of Mains	9,307,441
154	888	Maintenance of Compressor Station Equipment	-
155	889	Maintenance of Measuring and Regulating Station Equip - General	416,893
156	890	Maintenance of Measuring and Regulating Station Equip - Industrial	236,413
157	891	Maint of Measuring and Regulating Station Equip - City Gate Ck Sta	33,118
158	892	Maintenance of Service	2,230,812
159	893	Maintenance of Meters and House Regulators	132,682
160	894	Maintenance of Other Equipment	170,439
161		Total Distribution Expenses	32,870,553
		V. CUSTOMER ACCOUNTS EXPENSE	
162	901	Supervision	816,978
163	902	Meter Reading Expenses	4,111,823
164	903	Customer Records and Collection Expenses	14,977,566
165	904	Uncollectible Accounts	4,124,231
166	905	Miscellaneous Customer Accounts Expense	980,446
167		Total Customer Accounts Expenses	25,011,044
		VI. CUSTOMER SERVICE & INFORMATIONAL EXPENSES	
168	907	Supervision	-
169	908	Customer Assistance Expenses	-
170	909	Informational & Instructional Advertising Expenses	3,673
171	910	Miscellaneous Customer Service & Informational Expenses	68,501
172		Total Customer Service & Informational Expenses	72,174
		VII. SALES EXPENSE	
173	911	Supervision	-
174	912	Demonstrating and Selling Expenses	-
175	913	Advertising Expenses	1,538
176	916	Miscellaneous Sales Expenses	242,496
177		Total Sales Expenses	244,034
		VIII. ADMINISTRATIVE & GENERAL EXPENSE	
178	920	Administrative and General Salaries	2,152,079
179	921	Office Supplies and Expenses	(339,769)
180	922	Administrative Expenses Transferred - Credit	-
181	923	Outside Services Employed	173,344
182	924	Property Insurance	13,828
183	925	Injuries and Damages	988,004

GAS OPERATING EXPENSES -- Arkansas

Line No.	Acct. No.	Account	Amount
184	926	Employee Pensions and Benefits	13,759,645
185	927	Franchise Requirements	-
186	928	Regulatory Commission Expenses	618,551
187	929	Duplicate Charges - Credit	-
	930	Miscellaneous G & A Expenses	357,260
188	930.1	General Advertising Expenses	257,493
189	930.2	Miscellaneous General Expenses	8,840,248
190	931	Rents	182,216
191	932	Maintenance of General Plant	3,172,178
192		Total Administrative and General Expenses	30,175,077
193		TOTAL OPERATING EXPENSES BEFORE DEPRECIATION AND AMORTIZATION AND BEFORE TAXES	413,754,280
		IX. DEPRECIATION AND AMORTIZATION EXPENSES	
194	403	Depreciation Expense	27,638,370
195	404.1	Amortization and Depletion of Producing Natural Gas Land and Land Rights	-
196	404.2	Amort. of Underground Storage Land and Land Rights	-
197	404.3	Amort. of Other Limited-term Gas Plant	-
198	405	Amort. of Other Gas Plant	2,277,935
199	406	Amort. of Gas Plant Acquisition Adjustments	55,393
200	407.1	Amort. of Extraordinary Property Losses, Unrecovered Plant and Regulatory Study Costs	-
201	407.2	Amort. of Conversion Expenses	-
202		Total Depreciation and Amortization Expenses	29,971,698
203		TOTAL OPERATING EXPENSES BEFORE TAXES (Ref. P. G-25)	443,725,978

Explain any unusual items included on this schedule:

GAS OPERATING REVENUES (Account 400) - ARKANSAS ONLY

1. Report below natural gas operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Natural gas means either natural gas unmixed or any mixture of naural and *manufactured* gas.
3. Report number of customers, columns (g) and (h), on the basis of meters, in addition to the number of flat rate accounts, except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added.
The average number of customers means the average of twelve figures at the close of each month.
4. Report quantities of natural gas sold in Mcf (14.73 psia at 60 degrees F). If billings are on a therm basis, give the Btu contents of the gas sold and the sales converted to Mcf.
5. If increases or decreases from previous year (columns (d), (f), and (h)), are not derived from previously reported figures, explain any inconsistencies in a footnote.
6. Commercial and Industrial Sales, Account 481, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 200,000 Mcf per year or approximately 800 Mcf per day of normal requirements. (See Account 481 of the *Uniform System of Accounts*. *Explain* basis of classification in a footnote.)

Line No.	Acct. No. (a)	Title of Account (b)	OPERATING REVENUES: Amount for Year (c)	OPERATING REVENUES: Amount for Previous Year (d)	MCF OF NATURAL GAS SOLD: Quantity for Year (e)	MCF OF NATURAL GAS SOLD: Quantity for Previous Year (f)	AVG NO OF NAT GAS CUSTS PER MO: Number for Year (g)	AVG NO OF NAT GAS CUSTS PER MO: Number for Previous Year (h)
1		GAS SERVICE REVENUES						
2	480	Residential Sales	297,099,508	250,939,609	26,653,885	26,040,434	384,705	387,104
3	481	Commercial & Industrial Sales						
4		Small (or Commercial) (See Instr. 6)	163,625,699	136,818,874	20,178,438	19,005,625	15,688	49,864
5		*Large (or Industrial) (See Instr. 6)*	See Note 1	See Note 1	See Note 1	See Note 1	See Note 1	See Note 1
6	482	Public Street & Highway Lighting						
7	484	Other Sales to Public Authorities						
8		TOTAL Sales to Ultimate Consumers	460,725,207	387,758,483	46,832,323	45,046,059	400,393	436,968
9	483	Sales for Resale						
10		TOTAL Natural Gas Service Revenues	460,725,207	387,758,483	46,832,323	45,046,059	400,393	436,968
11		Revenues from Manufactured Gas						
12		TOTAL Gas Service Revenues	460,725,207	387,758,483	46,832,323			
13		OTHER OPERATING REVENUES						
14	485	Intracompany Transfers						
15	487	Forfeited Discounts	5,174,264	4,920,639				
16	488	Miscellaneous Service Revenues	6,308,477	6,081,540				
17	489	Rev. from Trans. Of Gas of Others	6,590,423	7,500,485				
18	490	Sales of Prod. Ext. from Nat. Gas						
19	491	Rev. from Nat. Gas Proc. By Others						
20	492	Incidental Gasoline and Oil Sales						
21	493	Rent from Gas Property	34,026					
22	494	Interdepartmental Rents						
23	495	Other Gas Revenues	358,809	382,765				
24		*Total Other Operating Revenues*	18,465,999	18,885,429				
25		Total Gas Operating Revenues	479,191,206	406,643,912				
26	496	*(Less) Provision for Rate Refunds*						
27		Total Gas Operating Revenues Net of Provision fo Refunds	479,191,206	406,643,912				
28		Dist. Type Sales by States (incl. Main Line Sales to Residential and Commercial Customers)	460,725,207	387,758,483	46,832,323			
29		Main Line Industrial Sales (incl. Main Line Sales to Public Authorities)						
30		Sales for Resale						
31		Other Sales to Pub. Authorities (Local Dist. Only)						
32		Interdepartmental Sales						
33		Total (Same as Line 10, Columns (c) and (e))	460,725,207	387,758,483	46,832,323			

Note 1: The system does not report commercial and industrial separtely.

Gross Assessable Revenues

Line 27 Total From this Schedule	**479,191,206**
Add Back Line 26 Amt. (Acct. 496, Provision For Rate Refunds)	
Less: Credit For Rate Refunds Paid This Reporting Year	
Total Gross Assessable Revenues	**$479,191,206**

REPORT TO ARKANSAS PUBLIC SERVICE COMMISSION

Name of Company CenterPoint Energ Arkla, A Division of CenterPoint Energy Corporation Time Period 2004-2005

FUTURE SALES, LOADS, & RESOURCES PER DOCKET NO. U-2897
-- GAS UTILITIES --

1. Provide the following information relating to transmission lines, both existing and proposed, designed to transport gas at pressures in excess of 125 pounds per square inch extending a distance of more than one (1) mile to be used to supply system demands during the next two (2) calendar years (excluding pipelines devoted solely to gathering of gas from gas wells constructed within the limits of any gas field):

Year	(a) Line Size	(b) Design Pressure	(c) Line Distance	(d) Route of Line	(e) Purpose of Line

FUTURE SALES, LOADS, & RESOURCES PER DOCKET NO. U-2897
-- GAS UTILITIES --

1. Continued

(f)	(g)	(h)	Date		(k)	
			(i)	(j)	Line Ownership	
Cost of Line	No. of Booster Stations	Location of Booster Stations	Const. Began/ Begins	Line Was/Will Be In Service	% Owned	Other Owners (if Applicable)

FUTURE SALES, LOADS, & RESOURCES PER DOCKET NO. U-2897
-- GAS UTILITIES --

2. Provide by consumer classes (to include residential sales, commercial sales, industrial sales, other sales to public authorities, sales for resale, interdepartmental sales) forecasts of the following for the next two (2) calendar years:

(a) Year	(b) Customer Class	(c) Avg. No. of Customers	(d) Sales (mcf)	(e) (1) System Peak Demand (mcf)	(k) (1) Non-Coincidental Peak Demand (mcf)	(f) (2) % Line Losses
2004	Residential	385,977	24,955,654			
	Small Commercial	46,685	15,705,390			
	Small Commercial Off-Peak	1,611	1,243,283			
	Large Commercial	35	2,068,509			
			43,972,836			
2005	Residential	384,977	24,890,996			
	Small Commercial	45,983	15,446,364			
	Small Commercial Off-Peak	1,611	1,243,283			
	Large Commercial	35	2,068,509			
			43,649,152			
(1)	Information not avalible					
(2)	2003 Lost and unaccounted for-Total System					1.97%
	2004 Lost and unaccounted for-Total System					2.30%

FUTURE SALES, LOADS, & RESOURCES PER DOCKET NO. U-2897
-- GAS UTILITIES --

3. Provide forecasts of the following for the next two (2) calendar years in thousands of cubic feet (beginning January 1):

Year	(a) System Peak Demand	(b) Annual System Sales	(c) Sources of Gas1
2004		Total Purchases	50,342,936
2005		Total Purchases	50,342,936

[1] To include self-owned production capability, firm and non-firm purchases identified by contract.

FUTURE SALES, LOADS, & RESOURCES PER DOCKET NO. U-2897
-- GAS UTILITIES --

4. Describe methodology used in forecasts in sufficient detail to allow replication by a third party. Include graphs and formulae if appropriate.

Reference 2a - f

Reference 3a & b

For each customer class, residential, commercial and industrial, natural gas usage per customer per degree day relationships were developed based on past experience. Growth relationships for each customer class along with the weather bureau's normal temperature degree day information were all assembled to determine the forecast customer requirements. One exception occurs in the case of the large industrial customers. Each year the large industrial customers are asked to supply an estimate of their natural gas requirements. These estimates are used after they have been reviewed to forecast the requirements of the large industrial customers.

REPORT TO ARKANSAS PUBLIC SERVICE COMMISSION

CHECK LIST

Company Name CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp.

Instructions: In the space provided, please enter the appropriate amounts from the Annual Report to the APSC. Any discrepancies should be fully explained. Any differences between ending figures from last year's annual report and beginning balances in this year's annual report should be fully explained.

Description	Page G-6 Amount	Page G-10 Amount
Gas Plant-in-Service	916,851,535	916,851,535
Gas Plant under Capital Leases	-	-
Gas Plant Purchased or Sold	-	-
Experimental Gas Plant Unclassified	-	-
Gas Plant Leased to Others	-	-
Gas Plant & Production Properties Held for Future Use	-	-
Completed Construction Not Classified	-	-
Construction Work-Progress	15,598,010	15,598,010
Gas Plant Acquisition Adjustment	1,038,109	1,038,109
Other Gas Plant Adjustments	-	-
Gas Stored Underground - Noncurrent	-	-
Other Utility Plant	-	-

Description	Page G-6 Amount	Page G-24 Amount
Accumulated Provision for Depreciation of Gas Utility Plant	436,309,019	436,309,019
Accum Provision for Amortization of Gas Acquisition Adj.	457,757	457,757
Accumulated Provision for Depreciation of Other Utility Plant	-	-
Accumulated Provision for Uncollectibles	55,355	55,355

Description	Page G-6 Amount	Page G-17 Amount
Nonutility Property and related Accum. Depr.	-	-
Investment in Associated and Subsidiary Companies	-	-
Other Investments	-	-
Sinking Funds, Deprec. Funds and Other Special Funds	-	-

REPORT TO ARKANSAS PUBLIC SERVICE COMMISSION

CHECK LIST

Description	Page G-7 Amount	Page G-18 Amount
Unamortized Debt Expense	465,883	465,883
Extraordinary Property Losses	-	-

Description	Page G-8 Amount	Page G-19 Amount
Common Stock Subscribed	-	-
Premium on Capital Stock	-	-
Reacquired Capital Stock	-	-

Description	Page G-8 Amount	Page G-20 Amount
Bonds	-	-
Reacquired Bonds	-	-
Advances from Associated Companies	181,136,532	181,136,532
Other Long-Term Debt	-	-
Total LT Debt	181,136,532	181,136,532
Notes Payable	-	-
Notes Payable to Associated Companies	143,441,223	143,441,223

Description	Page G-8 Amount	Page G-26 Amount
Miscellaneous Paid-In Capital	175,584,931	175,584,931
Unappropriated Undistributed Subsidiary Earnings	1,349,666	1,349,666

Description	Page G-9 Amount	Page G-21 Amount
Accounts Payable - Associated Companies	43,444,670	43,444,670
Taxes Accrued	22,290,036	22,290,036
Interest Accrued	529,283	529,283
Misc. Current & Accrued Liabilities	3,321,171	3,321,171

CHECK LIST

Description	Page G-9 Amount	Page G-22 Amount	
Customer Deposits		16,288,512	Note 2
Customer Advances for Construction	768,242	768,242	
Other Deferred Credits	30,967,615	14,679,103	Note 2
Description	**Page G-9 Amount**	**Page G-23 Amount**	
Accum. Deferred Investment Tax Credits	-	-	
Accum. Deferred Income Taxes - Accel. Amort.	-	-	
Accum. Deferred Income Taxes - Other Property	-	-	
Accum. Deferred Income Taxes - Other	71,047,817	71,047,817	
Total Def Inc Taxes	71,047,817	71,047,817	
Description	**Page G-10 Amount**	**Page G-13 Amount**	
Total Gas Plant In Service	916,851,535	595,509,128	Note 1
Description	**Page G-25 Amount**	**Page G-26 Amount**	
Balance Transfer to Earned Surplus	2,705,081	2,705,081	
Description	**Page G-25 Amount**	**Page G-31 Amount**	
Operating Expenses	443,725,978	443,725,978	
Description	**Page G-25 Amount**	**Page G-32 Amount**	
Operating Revenues	479,191,206	479,191,206	

Note 1: Page G-10 reflects Total Company; whereas, Page G-13 reflects Arkansas only.

Note 2: Customer Deposit is included in account Long-Term Payable - Associated Company which is reported in FERC account 253 Other Deferred Credits on Balance Sheet.

STATEMENT OF ACCURACY

I do hereby state that the amounts contained in this report are true and accurate, schedules have been cross-referenced by use of the attached check list, and that the accuracy of all totals has been verified by me or under my supervision. Should I or anyone under my supervision become aware of any error in or omission from this report, I will take steps to notify the Arkansas Public Service Commission of such error or omission and provide corrected schedules as soon as possible.

____

President/General Manager

REPORT TO ARKANSAS PUBLIC SERVICE COMMISSION

COMPANY CONTACTS

Company Information	
Company Name	CenterPoint Energy Arkla, A Division of CenterPoint Energy Resource Corp.
dba	
Official Mailing Address	**Official Mailing Address:** P.O Box 751 Little Rock, AR 72203 **Physical Address:** 401 West Capitol Avenue, Suite 102 Little Rock, AR 72201

AREA	PERSON TO CONTACT	PHONE #	FAX #	E-MAIL
Annual Report	Steve Malkey	713-207-5329	713-207-9820	steven.malkey@centerpointenergy.com
Fuel Adjustment Report				
Cost of Debt Report				
Tariffs	Keith Wall	713-207-5946	713-207-0046	
Accounting	Charlene Thomas	713-207-7138	713-207-9820	
Rates	Debra DePena	713-207-5957	713-207-0046	
Engineering				
Finance	Phil Reeve	713-207-5655	713-207-0854	
Income Taxes	Laurie Hawkins	713-207-7827		
Property Taxes	Randy Honeycutt	713-207-5882	713-207-3053	
Gas Supply	Bruce Coogler	713-207-3382	713-207-9620	
Legal	Chuck Harder	501-377-4863	713-207-0046	
Data Processing				

Please list the number of utility employees located in Arkansas 742.

CenterPoint Energy

ANNUAL REPORT OF

CENTERPOINT ENERGY ENTEX

A DIVISION OF

CENTERPOINT ENERGY RESOURCES CORP

TO THE

PUBLIC SERVICE COMMISSION

OF THE STATE OF LOUISIANA

BATON ROUGE, LOUISIANA

YEAR ENDED DECEMBER 31, 2003

DISTRIBUTION ANNUAL REPORT

OF

NAME CenterPoint Energy - Entex

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 1111 Louisiana Houston , TX 77002

TO THE

LOUISIANA PUBLIC UTILITY COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

AFFIDAVIT

I swear that the foregoing return has been prepared under my direction from the original books, papers and records of CenterPoint Energy Entex; and that the accounts and figures contained in the foregoing return embrace all of the operations of CenterPoint Energy Entex during the period for which said return is made, to the best of my knowledge, information and belief.

[signature]
REPRESENTATIVE OF COMPANY (Signature)

Vice President and Controller
TITLE

Walter L. Fitzgerald
REPRESENTATIVE OF COMPANY (Type or Print)

March 31, 2004
DATE

(713) 207-7425
TELEPHONE NUMBER

UTILITY INFORMATION

1. Full name of reporting utility CenterPoint Energy - Entex, a division of CenterPoint Energy Resources Corp.

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Corporation

3. Date of organization September 30, 2002 under (General or Special Act) General of State of Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change Not Applicable

5. If a foreign corporation, state name and address of designated agent for service in Texas C. T. Corporation
350 N. St. Paul Street
Dallas, Texas 75201

6. If reorganized within last 5 years, name original company and when reorganized Reliant Energy Resources Corp. (1996)

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following: N/A
(a) Date of creation of such bankruptcy, receivership, or trust
(b) Authority for its creation
(c) Date when possession under it was acquired
(d) Name of trustee receiver or receivers

8. **State location of general books of account** (be specific) 1111 Louisiana, Houston, Texas 77002
Telephone: (713) 207-7425

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting Accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed: Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
P.O. Box 4567
Houston, Texas 77210-4567
Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
___ is submitted along with this report
X Will be submitted by (date) May 15, 2004
___ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint ventures:
___ is submitted along with this report
X Will be submitted by (date) May 15, 2004
___ no Form 10K's are filed

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
1	- UTILITY OPERATING INCOME			1
2	(400) Operating Revenues	p. 10, Ln. 22(c)	$ 1,430,998,830	2
3	**Operating Expenses**			3
4	(401-402) Operation & Maintenance Expenses	p. 14, Ln. 225(c)	$ 1,264,438,274	4
5	(403) Depreciation Expense *	p. 14, Ln. 228(c)	42,844,912	5
6	(404) Amortization of Limited Term Utility Plant *		3,770,292	6
7	(405) Amortization of Other Utility Plant *			7
8	(406) Amortization of Utility Plant Acquisition Adjustment *			8
9	(407.1) Amortization of Property Losses *			9
10	(407.2) Amortization of Conversion Expenses *			10
11	(408.1) Taxes Other Than Income Taxes, Utility Oper. Income	p. 14, Ln. 230(c)	64,616,902	11
12	(409.1) Income Taxes, Utility Operating Income	p. 14, Ln. 231(c)	16,269,310	12
13	(410.1) Provision for Deferred Income Taxes	p. 14, Ln. 232(c)	(2,484,656)	13
14	(411.1) Income Taxes Deferred in Prior Years - Credit	p. 14, Ln. 233(c)	-	14
15	(412.1-412.2) Investment Tax Credits	p. 14, Ln. 234(c)	(72,000)	15
16	Total Operating Expenses (Lns. 4 through 15)	p. 14, Ln. 236(c)	$ 1,389,383,034	16
17	**Other Operating Income:**			17
18	(413) Income from Utility Plant Leased to Others			18
19	(414) Gains (Losses) from Disposition of Utility Property			19
20	TOTAL OPERATING INCOME		$ 41,615,796	20
21	(Line 2 minus 16, plus Lns. 18 & 19)			21
22	**OTHER INCOME AND DEDUCTIONS**			22
23	**Other Income:**			23
24	(415) Revenue from Merch., Jobbing & Contract Work		$ 510,096	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work		2,365,149	25
26	(417) Income from Nonutility Operations		14,685	26
27	(418) Non-operating Rental Income			27
28	(419) Interest and Dividend Income		1,124,767	28
29	(419.1) Allowance for Funds Used During Construction			29
30	(421) Miscellaneous Non-operating Income		1	30
31	(422) Gains (Losses) from Disposition of Property			31
32	Total Other Income (Lns. 24 through 31)		$ 4,014,698	32
33	**Other Income Deductions:**			33
34	(425) Miscellaneous Amortization		$ 264,896	34
35	(426) Miscellaneous Income Deductions		302,112	35
36	Total Other Income Deductions (Lns. 34 and 35)		$ 567,008	36
37	TOTAL OTHER INCOME AND DEDUCTIONS		$ 3,447,690	37
38	(Ln. 32 minus Ln. 36)			38

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
39	**Taxes Applicable to Other Income and Deductions:**			39
40	(408.2) Taxes Other Than Income Taxes		$	40
41	(409.2) Income Taxes, Other Income and Deductions			41
42	(410.2) Provision for Deferred Income Taxes			42
43	(411.2) Income Taxes Deferred in Prior Years - Credit			43
44	(412.3-412.4) Investment Tax Credits			44
45	Total Taxes on Other Income & Ded. (Lns. 40 - 44)		$ -	45
46	NET OTHER INCOME AND DEDUCTIONS		$ 3,447,690	46
47	(Ln 37 minus Ln. 45)			47
48	**INTEREST CHARGES**			48
49	(427) Interest on Long Term Debt		$	49
50	(428) Amortization of Debt Discount and Expense *			50
51	(429) Amortization of Premium on Debt - Credits *			51
52	(430) Interest on Debt to Associated Companies		20,380,554	52
53	(431) Other Interest Expense		1,624,598	53
54	TOTAL INTEREST CHARGES (Lns. 49 through 53)		$ 22,005,152	54
55	INCOME BEFORE EXTRAORDINARY ITEMS		$ 23,058,334	55
56	(p.2, Ln. 20 plus or minus p.3, Ln. 46 minus Ln. 54)			56
57	**EXTRAORDINARY ITEMS**			57
58	(433) Extraordinary Income		$	58
59	(434) Extraordinary Deductions			59
60	(409.3) Income Taxes, Extraordinary Items			60
61	NET EXTRAORDINARY ITEMS (Lns. 58 thru 60)		$ -	61
62	**NET INCOME (Ln. 55 plus or minus Ln. 61)**		$ 23,058,334	62

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
63	(216) Unappropriated Retained Earnings (at Jan.1)		$ 214,318,673	63
64	(435) Balance Transferred from Income	p. 3, Ln. 62(c)	$ 23,058,334	64
65	(436) Appropriations of Retained Earnings			65
66	(437) Dividends Declared - Preferred Stock			66
67	(438) Dividends Declared - Common Stock		(12,000,000)	67
68	(439) Adjustments to Retained Earnings			68
69	NET INCREASE (DECREASE) TO RET. EARNINGS		$ 11,058,334	69
70	(Lns. 64 through 68)			70
71	(216) Unappropriated Retained Earnings (at Dec. 31)	p. 5, Ln. 81(c)	$ 225,377,007	71
72	(Ln. 63 plus or minus Ln. 69)			72

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

BALANCE SHEET

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
1	**UTILITY PLANT**			1
2	(101) Utility Plant in Service	p. 8, Ln. 94(e)	$ 1,382,017,793	2
3	(102) Utility Plant Purchased or Sold		-	3
4	(103) Util. Plant in Process of Reclassification			4
5	(104) Utility Plant Leased to Others			5
6	(105-105.1) Properties Held for Future Use			6
7	(106) Completed Construction Not Classified			7
8	(107) Construction Work in Progress		17,583,068	8
9	(108-113.2) Accum. Provision for Depreciation & Amort. *		(689,640,934)	9
10	(114) Utility Plant Acquisition Adjustments		5,088,684	10
11	(115) Accum. Prov. for Amort. of Utility Plant Acq. Adj. *		(1,059,591)	11
12	(116) Other Utility Plant Adjustments			12
13	(117) Gas Stored Underground - Non-current			13
14	TOTAL NET UTILITY PLANT (Lns. 2 through 13)		$ 713,989,020	14
15	**OTHER PROPERTY AND INVESTMENTS**			15
16	(121) Nonutility Property		$	16
17	(122) Accumulated Provision for Depreciation and Amort. *			17
18	(123) Investment in Associated Companies			18
19	(124) Other Investments			19
20	(125) Sinking Funds			20
21	(126) Depreciation Fund *			21
22	(128) Other Special Funds		6,970	22
23	NET OTHER PROPERTY & INVESTMENTS		$ 6,970	23
24	(Lns. 16 through 22)			24
25	**CURRENT AND ACCRUED ASSETS**			25
26	(131) Cash		$ 6,594,534	26
27	(132-134) Special Deposits			27
28	(135) Working Funds		24,846	28
29	(136) Temporary Cash Investments		330,695	29
30	(141) Notes Receivable		311,223	30
31	(142) Customer Accounts Receivable		40,487,529	31
32	(143) Other Accounts Receivable		15,612,367	32
33	(144) Accum. Provision for Uncollectible Accounts - Credit		(735,507)	33
34	(145) Notes Receivable from Associated Companies		116,166,444	34
35	(146) Accounts Receivable from Associated Companies		59,600,104	35
36	(151) Fuel Stock			36
37	(152) Fuel Stock Expenses			37
38	(153) Residuals and Extracted Products			38
39	(154) Plant Materials and Operating Supplies		5,248,668	39
40	(155) Merchandise		154,792	40
41	(156) Other Materials and Supplies			41
42	(163) Stores Expense			42
43	(164) Gas Stored Underground - Current		5,049,294	43
44	(165) Liquefied Natural Gas Stored		347,258	44

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

BALANCE SHEET (Continued)

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
45	**CURRENT AND ACCRUED ASSETS (continued)**			45
46	(166) Prepayments		$	46
47	(167-168) Advance Payments			47
48	(171) Interest and Dividends Receivable			48
49	(172) Rents Receivable			49
50	(173) Accrued Utility Revenue		115,924,958	50
51	(174) Miscellaneous Current and Accrued Assets			51
52	TOTAL CURRENT AND ACCRUED ASSETS		$ 365,117,205	52
53	(p. 4, Ln. 26 through p. 5, Ln. 51)			53
54	**DEFERRED DEBITS**			54
55	(181) Unamortized Debt Discount and Expense		$	55
56	(182) Extraordinary Property Losses		802,289	56
57	(183) Preliminary Survey & Investigation Charges			57
58	(184) Clearing Accounts		(8,905)	58
59	(185) Temporary Facilities			59
60	(186) Miscellaneous Deferred Debits		319,511	60
61	(191) Unrecovered Purchase Gas Costs		(16,606,682)	61
62	TOTAL DEFERRED DEBITS (Lns. 55 through 61)		$ (15,493,787)	62
63	**TOTAL ASSETS AND OTHER DEBITS**	must equal	$ 1,063,619,408	63
64	(p. 4, Lns. 14 & 23 and p. 5, Lns. 52 & 62)	p. 6, Ln. 126		64

Line. No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 (Dr). Cr. (c)	Line. No.
65	**PROPRIETARY CAPITAL**			65
66	(201) Common Stock Issued		$	66
67	(202) Common Stock Subscribed			67
68	(203) Common Stock Liability for Conversion			68
69	(204) Preferred Stock Issued			69
70	(205) Preferred Stock Subscribed			70
71	(206) Preferred Stock Liability for Conversion			71
72	(207) Premium on Capital Stock			72
73	(208) Donations Received from Stockholders			73
74	(209) Reduction in Par or Stated Value of Capital Stock			74
75	(210) Gain on Resale/Cancellation of Reacquired Cap. Stock			75
76	(211) Miscellaneous Paid-In Capital		68,026,777	76
77	(212) Installments Received on Capital Stock			77
78	(213) Discount on Capital Stock			78
79	(214) Capital Stock Expenses			79
80	(215) Appropriated Retained Earnings			80
81	(216) Unappropriated Retained Earnings	p. 3, Ln. 71(c)	225,377,007	81
82	(217) Reacquired Capital Stock			82
83	TOTAL PROPRIETARY CAPITAL (Lns. 66 through 82)		$ 293,403,784	83

Company: CenterPoint Energy - Entex Report Type: (X) Original or ( ) Amended Report Year: 2003

BALANCE SHEET (Continued)

Line No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 (Dr). Cr. (c)	Line No.
84	**LONG TERM DEBT**			84
85	(221) Bonds		$	85
86	(222) Reacquired Bonds			86
87	(223) Advances from Associated Companies		237,994,865	87
88	(224) Other Long Term Debt		-	88
89	TOTAL LONG TERM DEBT (Lns. 85 through 88)		$ 237,994,865	89
90	**CURRENT AND ACCRUED LIABILITIES**			90
91	(231) Notes Payable		$	91
92	(232) Accounts Payable		103,665,127	92
93	(233) Notes Payable to Associated Companies		173,816,874	93
94	(234) Accounts Payable to Associated Companies		37,436,424	94
95	(235) Customer Deposits			95
96	(236) Taxes Accrued		45,930,015	96
97	(237) Interest Accrued		-	97
98	(238) Dividends Declared			98
99	(239) Matured Long Term Debt			99
100	(240) Matured Interest			100
101	(241) Tax Collections Payable		26,686	101
102	(242) Miscellaneous Current and Accrued Liabilities		10,927,312	102
103	TOTAL CURRENT AND ACCRUED LIABILITIES		$ 371,802,438	103
104	(Lns. 91 through 102)			104
105	**DEFERRED CREDITS**			105
106	(251) Unamortized Premium on Debt		$	106
107	(252) Customer Advances for Construction		798,100	107
108	(253) Other Deferred Credits		47,968,290	108
109	(254) Other Regulatory Liabilities		208,453	109
110	(255) Accumulated Deferred Investment Tax Credits		138,280	110
111	TOTAL DEFERRED CREDITS (Lns. 106 through 110)		$ 49,113,123	111
112	**OPERATING RESERVES**			112
113	(228.1) Property Insurance Reserves		$	113
114	(228.2) Injuries and Damages Reserve		9,302,811	114
115	(228.3) Pensions and Benefits Reserve		36,484,981	115
116	(228.4) Miscellaneous Operating Reserves			116
117	TOTAL OPERATING RESERVES (Lns. 113 - 116)		$ $ 45,787,792	117
118	**CONTRIBUTIONS IN AID OF CONSTRUCTION**			118
119	(271) Total Contributions in Aid of Construction		$	119
120	**ACCUMULATED DEFERRED INCOME TAXES**			120
121	(281) Accum. Deferred Income Taxes - Accelerated Amort.		$	121
122	(282) Accum. Deferred Income Taxes - Liberalized Depr.			122
123	(283) Accumulated Deferred Income Taxes - Other		65,517,406	123
124	TOTAL ACCUM. DEFERRED INCOME TAXES		$ 65,517,406	124
125	(Lns. 121 through 123)			125
126	**TOTAL LIABILITIES AND OTHER CREDITS**	must equal	$ 1,063,619,408	126
127	(p.5, Ln. 83 and p.6, Lns. 89, 103, 111, 117, 119 & 124)	p. 5, Ln. 63		127

Company: CenterPoint Energy - Entex Report Type: (X) Original or ( ) Amended Report Year: 2003

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Louisiana Only (Lines 1 through 46)

Line No.	- Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
1	**(301-303) Intangible Plant**	$ 1,838,949	$ 103,705	$ (42,354)	$ 1,900,300	1
2	**(304-320) Manufactured Gas Production**	$	$	$	$	2
3	**Natural Gas Production and Gath. Plant**					3
4	(325.1) Producing Lands	$	$	$	$	4
5	(325.2) Producing Leaseholds					5
6	(325.3) Gas Rights					6
7	(325.4) Rights-of-Way					7
8	(325.5) Other Land and Land Rights					8
9	(326) Gas Well Structures					9
10	(327) Field Compressor Station Structures					10
11	(328) Field Meas. & Reg. Station Structures					11
12	(329) Other Structures					12
13	(330) Producing Gas Wells - Well Construction					13
14	(331) Producing Gas Wells - Well Equipment					14
15	(332) Field Lines					15
16	(333) Field Compressor Station Equipment					16
17	(334) Field Meas. & Reg. Station Equipment					17
18	(335) Drilling and Cleaning Equipment					18
19	(336) Purification Equipment					19
20	(337) Other Equipment					20
21	(338) Unsuccessful Explor & Development Costs					21
22	Total Natural Gas Production & Gathering Plant	$ -	$ -	$ -	$ -	22
23	(Lns. 4 through 21)					23
24	**Products Extraction Plant**					24
25	(340) Land & Land Rights	$	$	$	$	25
26	(341) Structures and Improvements					26
27	(342) Extraction and Refining Equipment					27
28	(343) Pipe Lines					28
29	(344) Extracted Products Storage Equipment					29
30	(345) Compressor Equipment					30
31	(346) Gas Measuring & Regulating Equipment					31
32	(347) Other Equipment					32
33	Total Prod. Extract. Plant (Lns. 25 through 32)	$ -	$ -	$ -	$ -	33
34	**Underground Storage Plant**					34
35	(350.1-350.2) Land and Right-of-Ways	$	$	$	$	35
36	(351) Structures and Improvements					36
37	(352) Wells					37
38	(352.1) Storage Leaseholds and Rights					38
39	(351.2) Reservoirs					39
40	(351.3) Nonrecoverable Natural Gas					40
41	(353) Lines					41
42	(354) Compressor Station Equipment					42
43	(355) Measuring and Regulating Equipment					43
44	(356) Purification Equipment					44
45	(357) Other Equipment					45
46	Total Undergr. Storage Plant (Lns. 35 through 45)	$ -	$ -	$ -	$ -	46

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Louisiana Only (Lines 47 through 94)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
47	**Other Storage Plant**					47
48	(360) Land and Land Rights	$	$	$	$	48
49	(361) Structures and Improvements					49
50	(362) Gas Holders					50
51	(363) Purification Equipment					51
52	(363.1) Liquefaction Equipment					52
53	(363.2) Vaporizing Equipment					53
54	(363.3) Compressor Equipment					54
55	(363.4) Measuring and Regulating Equipment					55
56	(363.5) Other Equipment					56
57	Total Other Storage Plant (Lns. 48 through 56)	$ -	$ -	$ -	$ -	57
58	**Transmission Plant**					58
59	(365.1 & 365.2) Land & Rights of Way	$	$	$	$ -	59
60	(366) Structures & Improvements				-	60
61	(367) Mains				-	61
62	(368) Compressor Station Equipment				-	62
63	(369) Meas. and Reg. Station Equipment				-	63
64	(370) Communication Equipment				-	64
65	(371) Other Equipment				-	65
66	Total Transmission Plant (Lns. 59 through 65)	$ -	$ -	$ -	$ -	66
67	**Distribution Plant**					67
68	(374) Land & Land Rights	$ 783,239	$ 548	$ -	$ 783,787	68
69	(375) Structures and Improvements	152,837		900	153,737	69
70	(376) Mains	38,845,744	1,244,862	(1,827,953)	38,262,653	70
71	(377) Compressor Station Equipment	-		-	-	71
72	(378 & 379) Meas. & Reg. Station Equipment	2,447,374	31,589	42,394	2,521,357	72
73	(380) Services	29,298,347	1,650,634	(1,496,907)	29,452,074	73
74	(381-384) Meters & House Regulators	11,150,034	735,401	(105,621)	11,779,814	74
75	(385) Ind. Meas. & Reg. Station Equipment	218,759	-	-	218,759	75
76	(386 & 387) Other Prop & Equipment	719,453	-	(20)	719,433	76
77	Total Distribution Plant (Lns. 68 through 76)	$ 83,615,787	$ 3,663,034	$ (3,387,207)	$ 83,891,614	77
78	**General Plant**					78
79	(389) Land & Land Rights	$ -	$ -	$ -	$ -	79
80	(390) Structures and Improvements	505,134	5,537	(62,854)	447,817	80
81	(391) Office Furniture & Equipment	1,088,066	-	(13,541)	1,074,525	81
82	(392) Transportation Equipment	1,798,376	165,029	(157,839)	1,805,566	82
83	(393-396) Stores, Tools, Lab. & Power Equipment	1,070,216	1,486	(12,414)	1,059,288	83
84	(397) Communication Equipment	64,740	-	(38)	64,702	84
85	(398-399) Misc. & Other Equipment	97,402	702	(194)	97,910	85
86	Total General Plant (Lns. 79 through 85)	$ 4,623,934	$ 172,754	$ (246,880)	$ 4,549,808	86
87	**TOTAL PLANT - Louisiana**	$ 90,078,670	$ 3,939,493	$ (3,676,441)	$ 90,341,722	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)					88
89	**All other Areas**					89
90	(301-363) Int., Prod., & Storage Plant	$ 23,407,846	$ 1,186,164	$ 42,355	$ 24,636,365	90
91	(365-371) Transmission Plant	13,707,005	(13,948)	(10,022)	13,683,035	91
92	(374-387) Distribution Plant	1,171,762,329	56,519,008	(31,855,857)	1,196,425,480	92
93	(389-399) General Plant	56,714,580	2,375,484	(2,158,873)	56,931,191	93
94	**TOTAL PLANT - ALL AREAS** (Lns. 87 thru 93)	$ 1,355,670,430	$ 64,006,202	$ (37,658,839)	$ 1,382,017,793	94

(Line 94(e) must equal p.4, Ln. 2(c))

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE
(BALANCE SHEET ACCOUNT 108)

Line No.	Item (a)	Louisiana Operation (b)	Balance End of Year (c)	Line No.
	Section A. Balances and Charges During Year			
1	Balance beginning of the Year	$ 51,638,762	$ 679,039,490	1
2	Depreciation Provisions for Year			2
3	(403) Depreciation Expense	$ 5,403,863	$ 48,563,035	3
4	(413) Expense of Gas Plant Leased to Others			4
5	Transportation Expenses - Clearing			5
6	Other Cleaning Accounts			6
7	Other Cleaning (Specify):			7
8				8
9	Total Depreciation Provision for Year (Lns 3 through 8)	5,403,863	48,563,035	9
10	Net Charges for Plant Retired:			10
11	Book Cost of Plant Retired	(543,539)	(10,540,138)	11
12	Cost of Removal	(294,466)	(2,485,365)	12
13	Salvage (Credit)	68,013	422,442	13
14	Total Net Chrgs for Plant Set. (Lns, 11 through 13)	(769,992)	(12,603,061)	14
15	Other Debit or Credit Items (describe): Transfers	(5,577,474)	(24,298,939)	15
16				16
17	Balance End of the Year (Lines, 1, 9, 14, 15)	50,695,159	690,700,525	17
	Section B. Balances at End of Year According to Functional Classifications			
18	Intangible	684,226	9,652,266	18
19	Productions - Manufactured Gas			19
20	Production and Gathering - Natural Gas			20
21	Productions Extraction - Natural Gas			21
22	Underground Gas Storage			22
23	Other Sotrage Plant			23
24	Transmission	0	12,036,714	24
25	Distribution	37,775,899	583,893,446	25
26	General	12,235,034	85,118,100	26
27	Total (Lns. 18 through 26)	50,695,159	690,700,526	27

Note: Depreciation Expense includes depreciation (transportation) and amortization expenses not charged to account 403.

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

GAS OPERATING REVENUES AND EXPENSES

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Louisiana Operations (b)	Total Operations (c)	Line No.
1	**OPERATING REVENUES**			1
2	**Sales of Gas**			2
3	(480) Residential Sales	$ 56,640,577	$ 710,730,815	3
4	(481) Sm. Commercial and Industrial Sales	20,508,599	302,065,498	4
5	(481) Lg. Commercial and Industrial Sales	5,325,524	318,517,171	5
6	(482) Other Sales to Public Authorities			6
7	(483) Sales for Resale			7
8	(484) Interdepartmental Sales			8
9	Unbilled Revenue (if any, report here only)	(2,589,605)	19,541,573	9
10	Total Sales of Gas (Lns. 3 through 9)	$ 79,885,095	$ 1,350,855,057	10
11	**Other Operating Revenues**			11
12	(487) Forfeited Discounts	$ 1,042,190	$ 13,637,126	12
13	(488) Miscellaneous Service Revenues	352,115	4,010,630	13
14	(489) Revenues from Transportation (and Compression)		1,792,474	14
15	(490) Sales of Products Extracted from Natural Gas			15
16	(491) Revenues from Natural Gas Processed by Others			16
17	(492) Incidental Gasoline and Oil Sales			17
18	(493) Rent from Gas Property		67,333	18
19	(494) Interdepartmental Rents			19
20	(495) Other Gas Revenues	2,849,873	60,636,210	20
21	Total Other Operating Revenues (Lns. 12 through 20)	$ 4,244,178	$ 80,143,773	21
22	**TOTAL OPERATING REVENUES** (Ln. 10 plus Ln. 21)	$ 84,129,273	$ 1,430,998,830	22
23	**OPERATION & MAINTENANCE EXPENSES**			23
24	**Manufactured Gas Production Expenses**			24
25	(700-742) Steam and Manufactured Gas Expenses	$	$	25
26	**Natural Gas Production Exp. - Production & Gathering**			26
27	(750) Operation Supervision and Engineering	$	$	27
28	(751) Production Maps and Records			28
29	(752) Gas Wells Expenses			29
30	(753) Field Lines Expenses			30
31	(754) Field Compressor Station Expenses			31
32	(755) Field Compressor Station Fuel and Power			32
33	(756) Field Measuring and Regulating Station Expenses			33
34	(757) Purification Expenses			34
35	(758) Gas Wells Royalties			35
36	(759) Other Expenses			36
37	(760) Rents			37
38	(761) Maintenance Supervision and Engineering			38
39	(762) Maintenance of Structures and Improvements			39
40	(763) Maintenance of Producing Wells			40
41	(764) Maintenance of Field Lines			41
42	(765) Maintenance of Field Compressor Station Equipment			42
43	(766) Maintenance of Field Meas. and Reg. Station Equip.			43
44	(767) Maintenance of Purification Equipment			44
45	(768) Maintenance of Drilling and Cleaning Equipment			45
46	(769) Maintenance of Other Equipment			46
47	Total Prod & Gathering Expenses (Lns. 27 - 46)	$ -	$ -	47

Company: CenterPoint Energy - Entex *Report Type:* (X) Original or ( ) Amended *Report Year:* 2003

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Louisiana Operations (b)	Total Operations (c)	Line No.
48	**OPERATING EXPENSES (continued)**			48
49	**Operation and Maintenance Expenses (continued)**			49
50	**Natural Gas Production Expense - Products Extraction**			50
51	(770) Operation Supervision & Engineering	$ -	$ -	51
52	(771) Operation Labor	-	-	52
53	(772) Gas Shrinkage	-	-	53
54	(773) Fuel	-	-	54
55	(774) Power	-	-	55
56	(775) Materials	-	-	56
57	(776) Operation Supplies and Expenses	-	-	57
58	(777) Gas Processed by Others	-	-	58
59	(778) Royalties on Products Extracted	-	-	59
60	(779) Marketing Expenses	-	-	60
61	(780) Products Purchased for Resale	-	-	61
62	(781) Variation in Products Inventory	-	-	62
63	(782) Extracted Products Used by the Utility - Credit	-	-	63
64	(783) Rents	-	-	64
65	(784) Maintenance Supervision and Engineering	-	-	65
66	(785) Maintenance of Structures and Improvements	-	-	66
67	(786) Maintenance of Extraction and Refining Equipment	-	-	67
68	(787) Maintenance of Pipe Lines	-	-	68
69	(788) Maintenance of Extracted Products Storage Equipment	-	-	69
70	(789) Maintenance of Compressor Equipment	-	-	70
71	(790) Maintenance of Gas Measuring and Reg. Equipment	-	-	71
72	(791) Maintenance of Other Equipment	-	-	72
73	Total Products Extraction Expenses (Lns. 51 - 72)	$ -	$ -	73
74	**Exploration and Development Expenses**			74
75	(795) Delay Rentals	$ -	$ -	75
76	(796) Nonproductive Well Drilling	-	-	76
77	(797) Abandoned Leases	-	-	77
78	(798) Other Exploration	-	-	78
79	Total Exploration & Development Exp. (Lns. 75 - 78)	$ -	$ -	79
80	**Purchase Gas Expenses**			80
81	(800) Natural Gas Well Head Purchases	$ -	$ -	81
82	(801) Natural Gas Field Line Purchases	-	-	82
83	(802) Natural Gas Gasoline Plant Outlet Purchases	-	-	83
84	(803) Natural Gas Transmission Line Purchases	-	-	84
85	(804) Natural Gas City Gate Purchases	51,410,737	981,440,363	85
86	Total Purchase Gas Expenses (Lns. 81 through 85)	$ 51,410,737	$ 981,440,363	86
87	**Other Gas Supply Expenses**			87
88	(805) Other Gas Purchases	$ 4,943,359	$ 51,746,794	88
89	(806) Exchange Gas	-	-	89
90	(807) Purchases Gas Expenses	-	-	90
91	(808.1) Gas Withdrawn from Storage - Debit	-	2,492,909	91
92	(808.2) Gas Delivered to Storage - Credit	-	(4,386,581)	92
93	(809.1) Withdrawals of Liquefied Natural Gas for Processing -Debit			93
94	(809.2) Deliveries of Natural Gas for Processing - Credit			94
95	(810) Gas Used for Compressor Station Fuel - Credit	-	-	95
96	(811) Gas Used for Products Extraction - Credit	-	-	96

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Louisiana Operations (b)	Total Operations (c)	Line No.
97	OPERATING EXPENSES (continued)			97
98	**Operation and Maintenance Expenses (continued)**			98
99	**Other Gas Supply Expenses (continued)**			99
100	(812) Gas Used for Other Utility Operations - Credit	$ -	$ -	100
101	(813) Other Gas Supply Expenses	-	-	101
102	Total Other Gas Supply Expenses (Lns. 88 - 101)	$ 4,943,359	$ 49,853,122	102
103	**Underground Storage Expenses**			103
104	(814) Operation Supervision and Engineering	$ -	$ -	104
105	(815) Maps and Records	-	-	105
106	(816) Wells Expenses	-	-	106
107	(817) Lines Expenses	-	-	107
108	(818) Compressor Station Expenses	-	-	108
109	(819) Compressor Station Fuel and Power	-	-	109
110	(820) Measuring and Regulation Station Expenses	-	-	110
111	(821) Purification Expenses	-	-	111
112	(822) Exploration and Development	-	-	112
113	(823) Gas Losses	-	-	113
114	(824) Other Expenses	-	-	114
115	(825) Storage Wells Royalties	-	-	115
116	(826) Rents	-	-	116
117	(830) Maintenance Supervision and Engineering	-	-	117
118	(831) Maintenance of Structures and Improvements	-	-	118
119	(832) Maintenance of Reservoirs and Wells	-	-	119
120	(833) Maintenance of Lines	-	-	120
121	(834) Maintenance of Compressor Station Equipment	-	-	121
122	(835) Maintenance of Measuring and Reg. Station Equipment	-	-	122
123	(836) Maintenance of Purification Equipment	-	-	123
124	(837) Maintenance of Other Equipment	-	-	124
125	Total Undergrnd. Storage Exp. (Lns. 104-124)	$ -	$ -	125
126	**Other Storage Expenses**			126
127	(840) Operation Supervision and Engineering	$ -	$ -	127
128	(841) Operation Labor and Expenses	-	-	128
129	(842) Rents	-	-	129
130	(842.1) Fuel	-	-	130
131	(842.2) Power	-	-	131
132	(842.3) Gas Losses	-	-	132
133	(843) Maintenance Supervision and Engineering	-	-	133
134	(844) Maintenance of Structures and Improvements	-	-	134
135	(845) Maintenance of Gas Holder	-	-	135
136	(846) Maintenance of Purification Equipment	-	-	136
137	(847) Maintenance of Liquefaction Equipment	-	-	137
138	(848) Maintenance of Vaporizing Equipment	-	-	138
139	(848.1) Maintenance of Compressor Equipment	-	-	139
140	(848.2) Maintenance of Measuring and Regulating Equipment	-	-	140
141	(848.3) Maintenance of Other Equipment	-	-	141
142	Total Other Storage Expenses (Lns. 127 through 141)	$ -	$ -	142

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Louisiana Operations (b)	Total Operations (c)	Line No.
143				143
144	OPERATING EXPENSES (continued)			144
145	**Operation and Maintenance Expenses (continued)**			145
146	**Transmission Expenses**			146
147	(850) Operation Supervision and Engineering	$	$	147
148	(851) System Control and Load Dispatching			148
149	(852) Communications System Expenses			149
150	(853) Compressor Station Labor and Expenses			150
151	(854) Gas for Compressor Station Fuel			151
152	(855) Other Fuel and Power for Compressor Stations			152
153	(856) Mains Expenses		0	153
154	(857) Measuring and Regulation Station Expenses			154
155	(858) Transmission and Compression of Gas by Others	1,276,955	24,515,721	155
156	(859) Other Expenses		11,979	156
157	(860) Rents			157
158	(861) Maintenance Supervision and Engineering			158
159	(862) Maintenance of Structures and Improvements			159
160	(863) Maintenance of Mains			160
161	(864) Maintenance of Compressor Station Equipment			161
162	(865) Maintenance of Measuring and Reg. Station Equipment			162
163	(866) Maintenance of Communication Equipment			163
164	(867) Maintenance of Other Equipment			164
165	Total Transmission Expenses (Lns. 147 through 164)	$ 1,276,955	$ 24,527,700	165
166	**Distribution Expenses**			166
167	(870) Operation Supervision and Engineering	$ 780,810	$ 6,334,562	167
168	(871) Distribution Load Dispatching	1,790	1,270,640	168
169	(872) Compressor Station Labor and Expenses		0	169
170	(873) Compressor Station Fuel and Power			170
171	(874) Mains and Services Expenses	774,187	10,061,538	171
172	(875) Measuring and Regulation Station Expenses - General	2,688	61,017	172
173	(876) Measuring and Regulation Station Exp. - Industrial		21,512	173
174	(877) Meas. and Reg. Station Exp. - City Gate	536	38,264	174
175	(878) Meter and House Regulator Expenses	1,162,948	10,687,037	175
176	(879) Customer Installations Expenses	(2,745)	(338,827)	176
177	(880) Other Expenses	1,091,823	11,312,972	177
178	(881) Rents	186,173	913,873	178
179	(885) Maintenance Supervision and Engineering	888,130	7,601,986	179
180	(886) Maintenance of Structures and Improvements		0	180
181	(887) Maintenance of Mains	1,220,872	14,609,207	181
182	(888) Maintenance of Field Compressor Station Equipment			182
183	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen	120,325	634,125	183
184	(890) Maintenance of Field Meas. and Reg. Station Equip. Industrial	77,492	668,366	184
185	(891) Maintenance of Field Meas. and Reg. Sta. Equip. - City Gate	30,700	727,520	185
186	(892) Maintenance of Services	490,586	6,470,996	186
187	(893) Maintenance of Meters and House Regulators	225,657	3,590,119	187
188	(894) Maintenance of Other Equipment	300,344	5,579,748	188
189	Total Distribution Expenses (Lns. 167 through 188)	$ 7,352,316	$ 80,244,655	189

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Louisiana Operations (b)	Total Operations (c)	Line No.
190	**OPERATING EXPENSES (continued)**			190
191	**Operation and Maintenance Expenses (continued)**			191
192	**Customer Accounts Expenses**			192
193	(901) Supervision	$ 392,721	$ 2,724,234	193
194	(902) Customer Assistance Expenses	670,883	10,562,975	194
195	(903) Customer Records and Collection Expenses	2,810,357	27,132,656	195
196	(904) Uncollectible Accounts	(71,251)	6,069,799	196
197	(905) Miscellaneous Customer Accounts Expenses	188	1,226,087	197
198	Total Customer Accounts Expenses (Lns 193-197)	$ 3,802,898	$ 47,715,751	198
199	**Customer Service and Sales Promotion Expenses**			199
200	(909) Supervision	$ 105,588	$ 1,862,365	200
201	(910) Customer Assistance Expenses	42,568	576,505	201
202	(911) Supervision	36,743	550,172	202
203	(912) Demonstrating and Selling Expenses	8,837	135,967	203
204	(913) Advertising Expenses	974	43,897	204
205	(915) Supervision	83,819	1,355,519	205
206	(916) Miscellaneous Sales and Expenses			206
207	(918) Miscellaneous Sales Promotion Expenses			207
208	Total Cust. Srvc. & Sales Prom. Exp. (Lns. 200-207)	$ 278,529	$ 4,524,425	208
209	**Administrative and General Expenses**			209
210	(920) Administrative and General Salaries	$ 609,756	$ 6,267,367	210
211	(921) Office Supplies and Expenses	220,786	3,330,747	211
212	(922) Administrative Expenses Transferred - Credit			212
213	(923) Outside Services Employed	301,843	1,259,336	213
214	(924) Property Insurance	2,337	29,951	214
215	(925) Injuries and Damages	229,256	2,998,404	215
216	(926) Employee Pensions and Benefits	2,908,575	31,255,844	216
217	(927) Franchise Requirements			217
218	(928) Regulatory Commission Expenses		88,678	218
219	(929) Duplicate Charges - Credit			219
220	(930.1) Institutional or Goodwill Advertising Expense	186,835	650,665	220
221	(930.2) Miscellaneous General Expense	1,920,366	24,241,586	221
222	(931) Rents	410,984	5,496,059	222
223	(932) Maintenance of General Plant	86,701	513,621	223
224	Total Admin. & General Expenses (Lns. 210 - 223)	$ 6,877,439	$ 76,132,258	224
225	**Total Operation & Maintenance Expenses**	$ 75,942,233	$ 1,264,438,274	225
226	(Lns. 25, 47, 73, 79, 86, 102, 125, 142, 165, 189, 198, 208 & 224)			226
227	**Other Operating Expenses**			227
228	(403) Depreciation Expense *	$ 2,772,336	$ 42,844,912	228
229	(404-407.2) Combined Amortization Expenses *	221,940	3,770,292	229
230	(408.1) Taxes Other Than Income Taxes		64,616,902	230
231	(409.1) Income Taxes		16,269,310	231
232	(410.1) Provisions for Dreferred Income Taxes		(2,484,656)	232
233	(411.1) Income Tax Def. In Prior Years - Credit			233
234	(412.1-412.2) Investment Tax Credits		(72,000)	234
235	**Total Other Operating Expenses (Lns. 228-234)**	$ 2,994,276	$ 124,944,760	235
236	**TOTAL OPERATING EXPENSES (Ln. 225 plus 235)**	$ 78,936,509	$ 1,389,383,034	236
237	***NET GAS OPERATING INCOME (Ln. 22 minus Ln. 236)***	$ 5,192,764	$ 41,615,796	237

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Company: CenterPoint Energy - Entex *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2003

SUMMARY OF TOTAL NATURAL GAS HANDLED

Line No.	Particulars (a)	Mcf (b)	Line No.
1	**ACQUISITIONS:**		1
2	Gas Produced in Louisiana by Respondent		2
3	Gas Imported into Louisiana by Respondent		3
4	Louisiana Produced Gas Purchased		4
5	Imported Gas Purchased in Louisiana		5
6	Gas Transported for Fee (Accepted)		6
7	Exchange Gas (From Others)		7
8	Gas Removed from Storage		8
9	Gas Purchases	7,791,053	9
10	**TOTAL ACQUISITIONS (Items 2 thru 9)**	7,791,053	10
11	**DISPOSITIONS:**		11
12	Louisiana Produced Gas Sold in Louisiana		12
13	Louisiana Produced Gas Used by Respondent		13
14	Imported Gas Sold in Louisiana		14
15	Imported Gas Used by Respondent		15
16	Louisiana Produced Gas Exported		16
17	Imported Gas Exported by Respondent		17
18	Gas Transported for Fee (Delivered)		18
19	Exchange Gas (To Others)		19
20	Gas Placed into Storage		20
21	Extraction of Fluids (Shrinkage)		21
22	Gas Sales	8,118,415	22
23	*Unaccounted for Gas*	(327,362)	23
24	**TOTAL DISPOSITIONS (Items 12 thru 23)**	7,791,053	24

NOTE: Ln. 10, Col. (b) must equal Ln. 24, Col (b)

Explanations:

ANNUAL REPORT
(GAS DISTRIBUTION & TRANSMISSION UTILITIES)

OF

CenterPoint Energy Entex (Mississippi Distribution Operations)
(Legal Name of Utility)

216 Woodgate Drive South
(Address of Utility)

Brandon, Mississippi 39042
(Utility Identification Number)

TO THE

MISSISSIPPI PUBLIC SERVICE COMMISSION

P. O. Box 1174
Jackson, Mississippi 39215 - 1174

FOR THE

YEAR ENDED DECEMBER 31, 2003

Do you publish an Annual Report to stockholders? Yes X No ______.

If Yes, please include one copy of your most recent published annual report

Officer or other person to whom correspondence should be addressed concerning this report:

Name James M. Fine Title Vice President & General Manager

Address 216 Woodgate Drive South City Brandon State MS

Telephone No. (601) 824-8040 Fax # (601) 824-8060

(This correspondence Information is to be kept current by prompt notification to the Commission of any changes until the report for the succeeding year has been submitted.)

2003

Entex

Annual Report to the

Mississippi Public Services Commission

SCHEDULE 1 -- IDENTIFICATION

1. Legal Name -- Exact name of legal entity certified by this agency: (corporate name, owner's name, partnership name, etc.)

   CenterPoint Energy Entex

2. Utility Name -- Exact name of the utility for which this report is made: (trade name, dba, etc. -- may be same a 1.)

   Entex - Mississippi Distribution Operations

3. Business Address

P.O. Box/Street: 216 Woodgate Drive South

City, State: Brandon, Mississippi

Zip Code: 39042 Area Code: 601 Phone: 824-8040

4. Name of principal agent and title (Pres., CEO, Manager, Owner, etc.)

   James M. Fine, Vice President and General Manager

5. Type of Organization

	Municipal	X	Corporation -- Profit -- Division
	District		Partnership
	Corporation -- Nonprofit		Sole Proprietorship

6. If a corporation, give date and State of incorporation:

   Not applicable - a division of a corporation

7. Date operations began in Mississippi:

   June 30, 1932

8. Number of full-time employees:

   178

9. If a change in Legal Name (1.) or Utility's Name (2.) has occurred since the last report; give former name, date of change, and a brief explanation:

   None

GAS UTILITIES

SCHEDULE II-A - BALANCE SHEET

ASSETS:

UTILITY PLANT (at original cost):	
1. Gas Plant	$ 122,937,774
2. Other Plant	865,399
3. Utility Plant in Service (Enter total of line 1 and line 2)	123,803,173
4. Accumulated Depreciation & Amortization	67,436,485
5. Net Utility Plant in Service (Enter total of line 3 less line 4)	$ 56,366,688
OTHER PROPERTY & INVESTMENTS:	
6. Nonutility Property (less accumulated depreciation)	
7. Investment in Associated Companies	
8. Other Investments	
9. Sinking Fund	
10. Depreciation Fund	
11. Other Special Funds	1,907
12. Total Other Property & Investments	$ 1,907
CURRENT ASSETS:	
13. Cash	544,793
14. Special Deposits	
15. Working Funds	(2,700)
16. Temporary Cash Investments	26,125
17. Note Receivables	15,965,664
18. Account Receivables:	
a) Customer Receivables	11,280,075
b) From Associated Companies	4,708,408
c) Other Receivables	1,964,897
d) Allowance for Doubtful Accounts	(7,716)
e) Net Receivables (lines 18 a) thru 18 c) less 18 d))	$ 17,945,664
19. Material and Supplies	452,165

(Schedule II-A cont.)

20. Stored Gas		
21. Prepayments		27,676
22. Other		602,816
23. Total Current Assets	$	35,562,203
DEFERRED:		
24. Unamortized Debt Expense		
25. Extraordinary Property Losses		
26. Preliminary Survey & Investigation Charges		
27. Clearing Accounts		6,572
28. Retirement work in progress		
29. Other work in progress		
30. Other Deferred Charges		4,310,461
31. Total Deferred Charges	$	4,317,032
OTHER DEBITS:		
32. Discount on Capital Stock		
33. Capital Stock Expense		
34. Total Capital Stock Discount & Expense		
35. Reacquired Capital Stock		
36. Reacquired Long-term Debt		
37. Total Reacquired Securities		0
38. Grand Total Assets & Other Debits	$	96,247,831

Footnotes:

GAS UTILITIES
SCHEDULE II-B - BALANCE SHEET

LIABILITIES:	
1. Capital Stock:	
a) Common Stock	$
b) Preferred Stock	
2. Stock Liability for Conversion	
3. Premiums & Assessments on Capital Stock	
4. Capital Stock Subscribed	
5. Installments on Capital Stock	
6. Total Capital Stock	0
7. Capital Surplus	
8. Earned Surplus	
9. Total Surplus	0
10. Total Capital Stock & Surplus	0
11. Bonds	
12. Receiver's Certificates	
13. Advance from Associated Companies	
14. Other Long-term Debt	
15. Total Long-term Debt	$ 0
CURRENT LIABILITIES	
16. Notes Payable	
17. Accounts Payable	8,349,321
18. Payables to Associated Companies	35,490,605
19. Dividends Declared Unpaid	
20. Customer Deposits	6,645,436
21. Taxes Accrued	5,905,988
22. Interest Payable	

(Schedule II-B cont.)

23.	Current Deferred Income Taxes	$
24.	Other Current Liabilities	1,007,549
25.	Total Current Liabilities	57,398,899
26.	Unamortized Premium on Debt	
27.	Customer Advances for Construction	40,039
28.	Other Deferred Credits	3,754,186
29.	Total Deferred Credits	$ 3,794,225

OTHER CREDITS

30.	Insurance Reserve	
31.	Injuries & Damage Reserve	734,996
32.	Employees Provident Reserve	2,727,557
33.	Other Reserves	
34.	Reserve for deferred Federal & State Income Taxes	5,818,639
35.	Total Reserves	9,281,192
36.	Contributions in Aid to Construction	25,773,515
37.	Grand Total Liabilities & Other Credits	$ 96,247,831

Footnotes:

GAS UTILITIES
SCHEDULE IIIA - ANALYSIS OF PLANT ACCOUNTS

1.	Gas Plant in Service	$ 122,937,774
2.	Gas Plant Leased to others	
3.	Construction work in Progress	865,399
4.	Gas Plant Held for Future Use	
5.	Gas Plant Acquisition Adjustment	
6.	Total (Enter total of lines 1 thru 5)	123,803,173
7.	Reserve for Depreciation, Depletion & Amortization	67,436,484
8.	Total Gas Plant less Reserve	56,366,689
9.	Intangible - Plant	
10.	Manufactured Gas Production Plant	

STORAGE PLANT

11.	Land	
12.	Leaseholds	
13.	Rights	
14.	Rights of Way	
15.	Well Structures	
16.	Compressor Station Structures	
17.	Measuring & Regulating Station Structures	
18.	Other Structures	
19.	Well Constructions	
20.	Well Equipment	
21.	Lines	
22.	Compressor Station Equipment	
23.	Measuring & Regulating Equipment	
24.	Purification Equipment	

(Schedue III-A Continued)

26. Gas Underground Storage - non current	
27. Total Underground Storage	
28. Local Storage	
29. Total Storage Plant	0
TRANSMISSION PLANT	
30. Land	10,929
31. Land Rights	474,512
32. Compressor Station Structures	
33. Measuring & Regulation Equipment	
34. Other Structures	98,328
35. Mains	8,875,228
36. Compressor Station Equipment	
37. Measuring & Regulation Equipment	806,156
38. Other Transmission System Equipment	
39. Total Transmission Plant	10,265,153
DISTRIBUTION PLANT	
40. Land	
41. Land Rights	
42. Structures & Improvements	
43. Measuring & Regulating Station Equipment	
44. Total (Enter total of lines 40 thru 43)	0
GENERAL DISTRIBUTION SYSTEM PLANT	
45. Land	27,790
46. Land Rights	395,228
47. Structures & Improvements	202,643
48. Mains	52,411,093

(Schedule III-A Continued)

49. Compressor, Measuring & Regulating Station Equipment	3,605,359
50. Services	27,423,936
51. Meters & Meter Installations	15,369,288
52. House Regulators & Regulator Installations	3,169,536
53. Industrial Measuring & Regulating Sation Equipment	429,094
54. Other Property on Customers Premises	377,299
55. Other Distribution System Equipment	1,095,037
56. Total (Enter total of lines 45 thru 55)	104,506,303
57. Total Distribution Plant (Enter total of lines 44 and 56)	104,506,303
GENERAL PLANT	
58. Land & Land Rights	
59. Structures & Improvements	426,827
60. Office Furniture & Equipment	1,129,736
61. Transportation Equipment	2,546,141
62. Stores Equipment	45,236
63. Shop Equipment	25,447
64. Laboratory Equipment	0
65. Tools & Work Equipment	1,753,737
66. Communication Equipment	227,148
67. Miscellaneous Equipment	131,013
68. Sub-total General Plant	6,285,285
69. Other Tangible Property	
70. Gas Plant Purchased	
71. Gas Plant Sold	
72. Total General Plant	6,285,285
72.A Intangible Plant	1,881,033
73. TOTAL GAS UTILITY PLANT	122,937,774

SCHEDULE III-B - ADDITIONS AND RETIREMENTS OF GAS PLANTS

ADDITIONS	
74. Intangible Plant	$ 101,900
75. Manufacturing Gas Production Plant	-
76. Natural Gas Production Plant	-
77. Production & Gathering Plant	-
78. Products Exctraction Plant	-
79. Total Gas Production Plant	101,900
80. Storage Plant: a) Underground	-
b) Local	-
81. Transmission Plant	(28,519)
82. Distribution Plant	3,127,357
83. General Plant	918,524
84. Total Gas Plant Additions	4,119,262
RETIREMENTS	
85. Intangible Plant	
86. Manufactured Gas Production Plant	
87. Natural Gas Production Plant	
88. Production & Gathering Plant	
89. Products Extraction Plant	
90. Total Gas Production Plant	0
91. Storage Plant: a) Underground	
b) Local	
92. Transmission Plant	
93. Distribution Plant	(1,734,761)
94. General Plant	(358,252)
95. Total Gas Plant Retirements	(2,093,013)

GAS UTILITIES
SCHEDULE IV GAS ACCOUNT (1000'S CUBIC FEET)

GAS RECEIVED	
1. Natural Gas Produced	
2. Liquefied Petroleum Gas Produced & Mixed with Natural Gas	
3. Manufactured Gas Produced & Mixed Natural Gas	
4. Natural Gas Purchased	21,360,745
5. Other Gas Purchased	
6. Receipts of Respondents's Gas Transported by Others	
7. Gas of Others Received for Transportation	3,589,295
8. Exchange Gas Received	
9. Gas Received from Underground Storage	
10. Other Receipts	
11. Total Receipts	24,950,040
GAS DELIVERED (Natural Gas Sales)	
12. Local Distribution by Respondent	22,288,924
13. Main Line Industrial Sales	
14. Sales to Other Gas Utilities	
15. Interdepartmental Sales	
16. Other Sales	
17. Total Sales	22,288,924
18. Deliveries of Gas Transported for Others	3,589,295
19. Deliveries of Respondent's Gas for Transportation by Others	
20. Exchange Gas Delivered	
21. Natural Gas Used by Respondent	
22. Natural Gas Delivered to Storage	
23. Natural Gas for Franchise Requirements	
24. Other Deliveries	
25. Total Deliveries	25,878,219

(Schedule IV cont.)

UNACCOUNTED FOR	
26. Production System Losses	
27. Storage Losses	
28. Transmission System Losses	
29. Distribution System Losses	(928,179)
30. Other Losses	
31. Total Unaccounted for	(928,179)
32. Total Deliveries & Unaccounted for	24,950,040
GAS RESERVES (Millions of Cubic Feet)	
33. In Producing Gas Lands	
34. In Non Producing Gas Lands	
35. Under Contract	
36. Total Reserves	0
GAS STORED UNDERGROUND (Millions of Cubic Feet)	
37. Current	
38. Non Current	
39. Producing Wells - Number a) Gas	
b) Oil	
40. Storage Wells - Number	
41. Pipe Lines - Miles - Field	
42. Transmission: a) 0.0 to 5.0 inches	
b) 5.1 to 10.0 inches	
c) 10.1 to 15.0 inches	
d) 15.1 to 20.0 inches	
e) Total Transmission	0
43. Compressor Stations: a) Field	
b) Transmission	
c) Storage	
d) Other	

GAS UTILITIES

SCHEDULE V - GAS OPERATING REVENUES, CUSTOMERS AND SALES

NUMBER OF NATURAL GAS CUSTOMERS

1. Residential	109,303
2. Commercial	12,857
3. Industrial	372
4. Other Public Utilities	
5. Interdepartmental	
6. Other Ultimate Consumers	
7. Total Ultimate Consumers	122,532
8. Other Gas Utilities	
9. Total Natural Gas Customers	122,532

NATURAL GAS SALES (Thousand Cubic Feet)

10. Residential	6,508,146
11. Commercial	5,765,641
12. Industrial	10,015,137
13. Other Public Utilities	
14. Interdepartmental	
15. Other Ultimate Consumers	
16. Total Sales to Ultimate Consumers	22,288,924
17. Other Gas Utilities	
18. Total Natural Gas Sales	22,288,924

REVENUES ($)

19. Residential	$ 57,452,237
20. Commercial	43,788,413
21. Industrial	60,762,153
22. Other Public Utilities	
23. Interdepartmental	
24. Other Ultimate Consumers	

25. Total Sales to Ultimate Consumers	162,002,803
26. Other Gas Utilities	
27. Total Revenues from Natural Gas Sales	$ 162,002,803
28. Revenues from Transportation of Gas to Others	237,340
29. Sales of Products Extracted from Natural Gas	
30. Revenues from Manufactured Gas Operations	
31. Other Natural Gas Revenues	3,291,628
32. Total Gas Operating Revenues	165,531,771

GAS UTILITIES
SCHEDULE VI - GAS OPERATING EXPENSES

PRODUCTION EXPENSES

1. Manufactured Gas Production	$
Other Gas Supply Expenses - Purchased Gas - Natural	
2. Field Purchases	
3. Gasoline Plant Outlet Purchases	
4. Pipeline Purchases - Transmission Lines	
5. Purchases Gas - Other	
6. City Gate Purchases	129,243,849
7. Total Purchases Gas	129,243,849
8. Purchases Gas Expenses	
9. Gas Withdrawn From Underground Storage (Dr.)	
10. Gas Delivered to Underground Storage (Cr.)	
11. Exchange Gas	
Gas used in Utility Operations	
12. Gas Used for Transmission Compressor Fuel (Cr.)	
13. Gas Used in Products Extraction Process (Cr.)	
14. Gas for Other Utility Uses (Cr.)	
15. Total Gas Used in Utility Operations (Cr.)	
16. Other Gas Supply Expenses	
17. Joint Expenses Net	
18. Total Other Gas Supply Expenses	
19. Total Production Expenses	129,243,849

STORAGE EXPENSES

Underground Storage Operations	
20. Supervision and Engineering	
21. Storage Well Labor	

(Schedule VI cont.)

22. Storage Lines Labor	
23. Storage Compressor Station Labor	
24. Storage Measuring and Regulating Station Labor	
25. Other Storage Labor	
26. Well Supplies and Expenses	
27. Lines Supplies and Expenses	
28. Compressor Station Supplies and Expenses	
29. Measuring & Regulation Station Supplies and Expenses	
30. Other Storage Supplies and Expenses	
31. Nonoperative Storage Well Drilling	
32. Storage Maps and Records	
33. Total Operations	0
Maintenance	
34. Supervision & Engineering	
35. Storage Well Structures	
36. Storage Compressor Station Structures	
37. Storage Measuring & Regulation Station Structures	
38. Other Storage Structures	
39. Storage Well Equipment	
40. Storage Lines	
41. Storage Compressor Station Equipment	
42. Storage Measuring & Regulation Equipment	
43. Other Storage Equipment	
44. Total Maintenance	0
Miscellaneous	
45. Storage Well Royalties	

(Schedule VI Countinued)

46. Storage Lease Rentals	
47. Other Storage Rents	
48. Total Underground Gas Storage Rents	0
49. Joint Expenses - Net	
50. Total Miscellaneous	
51. Total Underground Storage Expenses	0

Local Storage

52. Operation	
53. Maintenance	
54. Miscellaneous	
55. Total Local Storage Expenses	0
56. Total Storage Expenses	0

TRANSMISSION EXPENSES

Operations

57. Supervision & Engineering	
58. Main Operation Labor	
59. Compressor Station Labor	
60. Measuring & Regulating Station Labor	
61. Other Operation Labor	
62. Main Operation Supplies & Expenses	
63. Compressor Station Supplies & Expenses	
64. Other Operation Supplies & Expenses	
65. Other Operation Supplies & Expenses	
66. Transmission Maps & Records	
67. Total Operation	0

(Schedule VI Continued)

Maintenance	
68. Supervision & Engineering	
69. Compressor Station Structures	
70. Measuring & Regulating Station Structures	
71. Other Structures	
72. Transmission Mains	
73. Compressor Station Equipment	
74. Measuring & Regulating Station Equipment	
75. Other Transmission System Equipment	
76. Total Maintenance	0
Miscellaneous	
77. Rents	
78. Transmission & Compression of Gas by Others	4,889,420
79. Joint Expenses - Net	
80. Total Miscellaneous	4,889,420
81. Total Transmission Expenses	4,889,420
DISTRIBUTION EXPENSES	
(City Gate & Main Line Ind. Measuring & Reg. Station Expense)	
Operations	
82. Supervision & Engineering	
83. Operation Labor	
84. Operation Supplies & Expenses	
85. Total Operation	0
Maintenance	
86. Supervision & Engineering	
87. Structures & Improvements	
88. Measuring & regulating Station Equipment	

(Schedule VI Continued)

89. Total Maintenance	0
Miscellaneous	
90. Rents	
91. Joint Expenses - Net	
92. Total Miscellaneous	0
93. Total (Enter total of line 82 thru 92)	0

GENERAL DISTRIBUTION EXPENSES

Operations	
94. Supervision & Engineering	650,143
95. Distribution Office Expenses	1,078,742
96. Operation of Distribution Lines	864,073
97. Operation of Meters	1,101,255
98. Operation of Industrial Measuring & Regulating Stations	178
99. Operation of Other Distribution Equipment	(55,812)
100. Operation of Other Distribution Equipment	17,912
101. Total Operation	3,656,491

Gas Operating Expenses have been allocated to the various accounts by using prudent business judgment.

Maintenance	
102. Supervision & Engineering	850,121
103. Structures & Improvements	
104. Distribution Lines	2,210,065
105. Other Distribution Equipment	340,025
106. Total Maintentance	3,400,211
Miscellaneous	
107. Rents	163,816
108. Joint Expenses - Net	
109. Total Miscellaneous	163,816

(Schedule VI Continued)

110. Total General Distribution Expense (line 94 thru 108)	7,220,518
111. Total Distribution Expense (line 93 and 110)	7,220,518
CUSTOMERS' ACCOUNTING AND COLLECTING EXPENSES	
112. Supervision	$ 310,726
113. Customers' construction, orders, meter reading & collecting	866,090
114. Customers' Billing & Accounting	2,771,561
115. Miscellaneous Expense	192
116. Uncollectible Accounts	303,504
117. Rents	
118. Total Customers' Accounting & Collecting Expense	4,252,073
SALES PROMOTION EXPENSES	
119. Supervision	79,802
120. Salaries & Commissions	
121. Demonstration, Advertising & Other Sales Expenses	485,175
122. Rents	
123. Merchandising, Jobbing & Contract Work	
124. Total Sales Promotion Expenses	564,977
ADMINISTRATIVE AND GENERAL EXPENSES	
125. Salaries of General Officers & Executives	
126. Other General Office Salaries	716,618
127. Expenses of General Officers	
128. Expenses of General Office Employees	
129. General Office Supplies & Expenses	346,375
130. Management & Supervision Fees & Expenses	
131. Special Services	319,448

(Schedule VI Continued)

132. Special Legal Services	
133. Regulatory Commission Expenses	
134. Insurance	2,296
135. Injuries & Damages	225,251
136. Employees Welfare Expenses	2,948,368
137. Pensions	
138. Miscellaneous General Expenses	1,970,741
139. Maintenance of General Property	21,924
140. Rents	335,420
141. Commission Paid Under Agency Sales Contracts	
142. Franchise Requirements	
143. Duplicate Miscellaneous Charges (Cr.)	
144. Administrative & General Expenses Transferred (Cr.)	
145. Joint Expenses - Net	
146. Total Administrative & General Expenses	6,886,441
147. Total Gas Operating Expenses	153,057,278

NUMBER OF GAS DEPARTMENT EMPLOYEES

148. Regular Full-time Employees	178
149. Part-time & Temporary Employees	

GAS UTILITIES
SCHEDULE VII - AND EARNED SURPLUS

GAS UTILITY OPERATING INCOME

1. Operating Revenues	$ 165,531,771
2. Operating Expenses	153,057,278
3. Depreciation	3,361,285
4. Amortizations and Depletion of Producing	
Natuaral Gas Land & Land Rights	
5. Amortization of Limited - term Gas Investments	249,092
6. Amorization of Gas Plant Acquisition Adjustments	
7. Property Losses Chargeable to Operations	
8. Taxes; Federal Taxes on Income	374,494
9. Other Taxes	3,222,198
10. Provision for Deferred Federal & State Income Taxes	1,386,120
11. Credits to Operations Arising from Federal Income Taxes	
Deferred in Prior Years (Cr.)	(72,000)
12. Total Operating Revenues Deductions	161,578,467
13. Net Operating Revenues	3,953,304
14. Income from Gas Plant Leased to Others	
15. Total Gas Utility Operating Income	3,953,304
16. Other Utility Operating Income	
17. Total Utility Operating Income	3,953,304

OTHER INCOME

18. Income from Merchandise, Jobbing & Contract Work	506,551
19. Income from Nonutility Operations	2,927
20. Revenues from Lease of Other Physical Property	
21. Dividend Revenues	
22. Interest Revenues	164,983
23. Revenues from Sinking & Other Funds	

(Schedule VII Continued)

24. Miscellaneous Non-operating Revenues	
25. Non-operating Revenue Deductions	382,281
26. Total Other Income	292,180
27. Gross Income	4,245,484

INCOME REDUCTIONS

28. Interest on Long Term Debt	
29. Amortization of Debt Discount & Expense	
30. Amortization of Premuim on Debt	
31. Taxes Assumed on Interest	
32. Interest on Debt to Associated Companies	1,635,337
33. Other Interest Charges	363,138
34. Interest Charges to Construction (Cr.)	
35. Miscellaneous Income Deductions	30,217
36. Miscellaneous Income Deductions	
37. Total Income Deductions	2,028,692
38. Net Income	2,216,792

DISPOSITION OF NET INCOME

39. Miscellaneous Reservations of Net Income	
40. Balance Transferred to Earned Surplus	

EARNED SURPLUS ACCOUNT

41. Earned Surplus, Beginning of Year	32,750,046
42. Balance Transferred from Income Account	2,216,792
43. Other Credits to Surplus	
44. Dividend Appropriations - Preferred Stock	
45. Dividend Appropriations - Common Stock	
46. Other Debits to Surplus	9,193,323
47. Earned Surplus, End of Year	25,773,515

DEPRECIATION SCHEDULE
FOR THE YEAR ENDING DECEMBER 31, 2003

Kind of Property (List by Class)	Date Acquired	Retired Asset Date	Salvage Value	Current Year Depreciation	Accumulated Depreciation	Rate	Asset Life
Transmission Property				($60,466)	($9,835,857)		
Unclassified accumulated depr.				($1,269)	($674,851)	Various	Various
Distribution Property				(3,339,085)	(47,503,713)	Various	Various
General Property				(182,612)	(11,230,026)	Various	Various
Clearing Acct							
Property #							
Salvage/Cost Removal					1,807,962		
TOTAL				($3,583,432)	($67,436,485)		

I declare, under the penalties of perjury, that this return has been examined by me and to the best of my knowledge and belief it is a true and correct statement of the financial operation of this company for the current year.

Date: 3-31-2004

James M. Fine
President, Manger, Or Owner

ANNUAL REPORT
(GAS DISTRIBUTION & TRANSMISSION UTILITIES)

OF

CenterPoint Energy Entex (Mississippi Transmission Operations)
(Legal Name of Utility)

216 Woodgate Drive South
(Address of Utility)

Brandon, Mississippi 39042
(Utility Identification Number)

TO THE

MISSISSIPPI PUBLIC SERVICE COMMISSION

P. O. Box 1174
Jackson, Mississippi 39215 - 1174

FOR THE

YEAR ENDED DECEMBER 31, 2003

Do you publish an Annual Report to stockholders? Yes __X__ No ______.

If Yes, please include one copy of your most recent published annual report

Officer or other person to whom correspondence should be addressed concerning this report:

Name James M. Fine **Title** Vice President & General Manager

Address 216 Woodgate Drive South **City** Brandon **State** MS

Telephone No. (601) 824-8040 **Fax #** (601) 824-8060

(This correspondence Information is to be kept current by prompt notification to the Commission of any changes until the report for the succeeding year has been submitted.)

2003

Entex

Annual Report to the

Mississippi Public Services Commission

SCHEDULE 1 -- IDENTIFICATION

1. Legal Name -- Exact name of legal entity certified by this agency: (corporate name, owner's name, partnership name, etc.)

   CenterPoint Energy Entex

2. Utility Name -- Exact name of the utility for which this report is made: (trade name, dba, etc. -- may be same a 1.)

   Entex - Mississippi Transmission Operations

3. Business Address

P.O. Box/Street: 216 Woodgate Drive South

City, State: Brandon, Mississippi

Zip Code: 39042 Area Code: 601 Phone: 824-8040

4. Name of principal agent and title (Pres., CEO, Manager, Owner, etc.)

   James M. Fine, Vice President and General Manager

5. Type of Organization

	Municipal	X	Corporation -- Profit -- Division
	District		Partnership
	Corporation -- Nonprofit		Sole Proprietorship

6. If a corporation, give date and State of incorporation:

   Not applicable - a division of a corporation

7. Date operations began in Mississippi:

   June 30, 1932

8. Number of full-time employees:

   178

9. If a change in Legal Name (1.) or Utility's Name (2.) has occurred since the last report; give former name, date of change, and a brief explanation:

   None

GAS UTILITIES

SCHEDULE II-A - BALANCE SHEET

ASSETS:

UTILITY PLANT (at original cost):	
1. Gas Plant	$ 3,417,881
2. Other Plant	105,934
3. Utility Plant in Service (Enter total of line 1 and line 2)	3,523,815
4. Accumulated Depreciation & Amortization	2,197,760
5. Net Utility Plant in Service (Enter total of line 3 less line 4)	$ 1,326,055
OTHER PROPERTY & INVESTMENTS:	
6. Nonutility Property (less accumulated depreciation)	
7. Investment in Associated Companies	
8. Other Investments	
9. Sinking Fund	
10. Depreciation Fund	
11. Other Special Funds	
12. Total Other Property & Investments	$ -
CURRENT ASSETS:	
13. Cash	
14. Special Deposits	
15. Working Funds	
16. Temporary Cash Investments	
17. Note Receivables	
18. Account Receivables:	
a) Customer Receivables	
b) From Associated Companies	
c) Other Receivables	
d) Allowance for Doubtful Accounts	
e) Net Receivables (lines 18 a) thru 18 c) less 18 d))	$ -
19. Material and Supplies	

(Schedule II-A cont.)

20. Stored Gas		
21. Prepayments		
22. Other		
23. Total Current Assets	$	0
DEFERRED:		
24. Unamortized Debt Expense		
25. Extraordinary Property Losses		
26. Preliminary Survey & Investigation Charges		
27. Clearing Accounts		
28. Retirement work in progress		
29. Other work in progress		
30. Other Deferred Charges		
31. Total Deferred Charges	$	0
OTHER DEBITS:		
32. Discount on Capital Stock		
33. Capital Stock Expense		
34. Total Capital Stock Discount & Expense		
35. Reacquired Capital Stock		
36. Reacquired Long-term Debt		
37. Total Reacquired Securities		0
38. Grand Total Assets & Other Debits	$	1,326,055

Footnotes:

GAS UTILITIES
SCHEDULE II-B - BALANCE SHEET

LIABILITIES:	
1. Capital Stock:	
a) Common Stock	$
b) Preferred Stock	
2. Stock Liability for Conversion	
3. Premiums & Assessments on Capital Stock	
4. Capital Stock Subscribed	
5. Installments on Capital Stock	
6. Total Capital Stock	0
7. Capital Surplus	
8. Earned Surplus	
9. Total Surplus	0
10. Total Capital Stock & Surplus	0
11. Bonds	
12. Receiver's Certificates	
13. Advance from Associated Companies	
14. Other Long-term Debt	
15. Total Long-term Debt	$ 0
CURRENT LIABILITIES	
16. Notes Payable	
17. Accounts Payable	
18. Payables to Associated Companies	
19. Dividends Declared Unpaid	
20. Customer Deposits	
21. Taxes Accrued	17
22. Interest Payable	

(Schedule II-B cont.)

23. Current Deferred Income Taxes	$	
24. Other Current Liabilities		
25. Total Current Liabilities		17
26. Unamortized Premium on Debt		
27. Customer Advances for Construction		
28. Other Deferred Credits		
29. Total Deferred Credits	$	0

OTHER CREDITS

30. Insurance Reserve		
31. Injuries & Damage Reserve		
32. Employees Provident Reserve		
33. Other Reserves		
34. Reserve for deferred Federal & State Income Taxes		
35. Total Reserves		0
36. Contributions in Aid to Construction		1,326,038
37. Grand Total Liabilities & Other Credits	$	1,326,055

Footnotes:

GAS UTILITIES
SCHEDULE IIIA - ANALYSIS OF PLANT ACCOUNTS

1. Gas Plant in Service	$ 3,417,882
2. Gas Plant Leased to others	
3. Construction work in Progress	105,933
4. Gas Plant Held for Future Use	
5. Gas Plant Acquisition Adjustment	
6. Total (Enter total of lines 1 thru 5)	3,523,815
7. Reserve for Depreciation, Depletion & Amortization	2,197,760
8. Total Gas Plant less Reserve	1,326,055
9. Intangible - Plant	
10. Manufactured Gas Production Plant	
STORAGE PLANT	
11. Land	
12. Leaseholds	
13. Rights	
14. Rights of Way	
15. Well Structures	
16. Compressor Station Structures	
17. Measuring & Regulating Station Structures	
18. Other Structures	
19. Well Constructions	
20. Well Equipment	
21. Lines	
22. Compressor Station Equipment	
23. Measuring & Regulating Equipment	
24. Purification Equipment	

(Schedue III-A Continued)

26. Gas Underground Storage - non current	
27. Total Underground Storage	
28. Local Storage	
29. Total Storage Plant	0
TRANSMISSION PLANT	
30. Land	17,655
31. Land Rights	90,364
32. Compressor Station Structures	
33. Measuring & Regulation Equipment	
34. Other Structures	40,505
35. Mains	2,806,354
36. Compressor Station Equipment	
37. Measuring & Regulation Equipment	463,003
38. Other Transmission System Equipment	
39. Total Transmission Plant	3,417,882
DISTRIBUTION PLANT	
40. Land	
41. Land Rights	
42. Structures & Improvements	
43. Measuring & Regulating Station Equipment	
44. Total (Enter total of lines 40 thru 43)	0
GENERAL DISTRIBUTION SYSTEM PLANT	
45. Land	
46. Land Rights	
47. Structures & Improvements	
48. Mains	

(Schedule III-A Continued)

49. Compressor, Measuring & Regulating Station Equipment	
50. Services	
51. Meters & Meter Installations	
52. House Regulators & Regulator Installations	
53. Industrial Measuring & Regulating Sation Equipment	
54. Other Property on Customers Premises	
55. Other Distribution System Equipment	
56. Total (Enter total of lines 45 thru 55)	0
57. Total Distribution Plant (Enter total of lines 44 and 56)	0

GENERAL PLANT

58. Land & Land Rights	
59. Structures & Improvements	
60. Office Furniture & Equipment	
61. Transportation Equipment	
62. Stores Equipment	
63. Shop Equipment	
64. Laboratory Equipment	
65. Tools & Work Equipment	
66. Communication Equipment	
67. Miscellaneous Equipment	
68. Sub-total General Plant	0
69. Other Tangible Property	
70. Gas Plant Purchased	
71. Gas Plant Sold	
72. Total General Plant	0
73. TOTAL GAS UTILITY PLANT	3,417,882

SCHEDULE III-B - ADDITIONS AND RETIREMENTS OF GAS PLANTS

ADDITIONS

74. Intangible Plant	$
75. Manufacturing Gas Production Plant	
76. Natural Gas Production Plant	
77. Production & Gathering Plant	
78. Products Exctraction Plant	
79. Total Gas Production Plant	0
80. Storage Plant: a) Underground	
b) Local	
81. Transmission Plant	4,547
82. Distribution Plant	
83. General Plant	
84. Total Gas Plant Additions	4,547

RETIREMENTS

85. Intangible Plant	
86. Manufactured Gas Production Plant	
87. Natural Gas Production Plant	
88. Production & Gathering Plant	
89. Products Extraction Plant	
90. Total Gas Production Plant	0
91. Storage Plant: a) Underground	
b) Local	
92. Transmission Plant	
93. Distribution Plant	
94. General Plant	
95. Total Gas Plant Retirements	0

GAS UTILITIES
SCHEDULE IV GAS ACCOUNT (1000'S CUBIC FEET)

GAS RECEIVED	
1. Natural Gas Produced	
2. Liquefied Petroleum Gas Produced & Mixed with Natural Gas	
3. Manufactured Gas Produced & Mixed Natural Gas	
4. Natural Gas Purchased	
5. Other Gas Purchased	
6. Receipts of Respondents's Gas Transported by Others	
7. Gas of Others Received for Transportation	
8. Exchange Gas Received	
9. Gas Received from Underground Storage	
10. Other Receipts	2,365,532
11. Total Receipts	2,365,532
GAS DELIVERED (Natural Gas Sales)	
12. Local Distribution by Respondent	2,273,818
13. Main Line Industrial Sales	
14. Sales to Other Gas Utilities	
15. Interdepartmental Sales	
16. Other Sales	
17. Total Sales	2,273,818
18. Deliveries of Gas Transported for Others	
19. Deliveries of Respondent's Gas for Transportation by Others	
20. Exchange Gas Delivered	
21. Natural Gas Used by Respondent	
22. Natural Gas Delivered to Storage	
23. Natural Gas for Franchise Requirements	
24. Other Deliveries	
25. Total Deliveries	2,273,818

(Schedule IV cont.)

UNACCOUNTED FOR	
26. Production System Losses	
27. Storage Losses	
28. Transmission System Losses	
29. Distribution System Losses	91,714
30. Other Losses	
31. Total Unaccounted for	91,714
32. Total Deliveries & Unaccounted for	2,365,532
GAS RESERVES (Millions of Cubic Feet)	
33. In Producing Gas Lands	
34. In Non Producing Gas Lands	
35. Under Contract	
36. Total Reserves	0
GAS STORED UNDERGROUND (Millions of Cubic Feet)	
37. Current	
38. Non Current	
39. Producing Wells - Number a) Gas	
b) Oil	
40. Storage Wells - Number	
41. Pipe Lines - Miles - Field	
42. Transmission: a) 0.0 to 5.0 inches	
b) 5.1 to 10.0 inches	
c) 10.1 to 15.0 inches	
d) 15.1 to 20.0 inches	
e) Total Transmission	0
43. Compressor Stations: a) Field	
b) Transmission	
c) Storage	
d) Other	

GAS UTILITIES

SCHEDULE V - GAS OPERATING REVENUES, CUSTOMERS AND SALES

NUMBER OF NATURAL GAS CUSTOMERS

1. Residential	
2. Commercial	
3. Industrial	
4. Other Public Utilities	
5. Interdepartmental	
6. Other Ultimate Consumers	
7. Total Ultimate Consumers	0
8. Other Gas Utilities	0
9. Total Natural Gas Customers	0

NATURAL GAS SALES (Thousand Cubic Feet)

10. Residential	
11. Commercial	
12. Industrial	
13. Other Public Utilities	
14. Interdepartmental	
15. Other Ultimate Consumers	
16. Total Sales to Ultimate Consumers	-
17. Other Gas Utilities	2,273,818
18. Total Natural Gas Sales	2,273,818

REVENUES ($)

19. Residential	$
20. Commercial	
21. Industrial	
22. Other Public Utilities	
23. Interdepartmental	
24. Other Ultimate Consumers	

25. Total Sales to Ultimate Consumers		0
26. Other Gas Utilities		15,368,706
27. Total Revenues from Natural Gas Sales	$	15,368,706
28. Revenues from Transportation of Gas to Others		
29. Sales of Products Extracted from Natural Gas		
30. Revenues from Manufactured Gas Operations		
31. Other Natural Gas Revenues		
32. Total Gas Operating Revenues		15,368,706

GAS UTILITIES
SCHEDULE VI - GAS OPERATING EXPENSES

PRODUCTION EXPENSES

1. Manufactured Gas Production	$
Other Gas Supply Expenses - Purchased Gas - Natural	
2. Field Purchases	
3. Gasoline Plant Outlet Purchases	
4. Pipeline Purchases - Transmission Lines	
5. Purchases Gas - Other	
6. City Gate Purchases	15,169,764
7. Total Purchases Gas	15,169,764
8. Purchases Gas Expenses	
9. Gas Withdrawn From Underground Storage (Dr.)	
10. Gas Delivered to Underground Storage (Cr.)	
11. Exchange Gas	
Gas used in Utility Operations	
12. Gas Used for Transmission Compressor Fuel (Cr.)	
13. Gas Used in Products Extraction Process (Cr.)	
14. Gas for Other Utility Uses (Cr.)	
15. Total Gas Used in Utility Operations (Cr.)	
16. Other Gas Supply Expenses	
17. Joint Expenses Net	
18. Total Other Gas Supply Expenses	
19. Total Production Expenses	15,169,764

STORAGE EXPENSES

Underground Storage Operations	
20. Supervision and Engineering	
21. Storage Well Labor	

(Schedule VI cont.)

22. Storage Lines Labor	
23. Storage Compressor Station Labor	
24. Storage Measuring and Regulating Station Labor	
25. Other Storage Labor	
26. Well Supplies and Expenses	
27. Lines Supplies and Expenses	
28. Compressor Station Supplies and Expenses	
29. Measuring & Regulation Station Supplies and Expenses	
30. Other Storage Supplies and Expenses	
31. Nonoperative Storage Well Drilling	
32. Storage Maps and Records	
33. Total Operations	0
Maintenance	
34. Supervision & Engineering	
35. Storage Well Structures	
36. Storage Compressor Station Structures	
37. Storage Measuring & Regulation Station Structures	
38. Other Storage Structures	
39. Storage Well Equipment	
40. Storage Lines	
41. Storage Compressor Station Equipment	
42. Storage Measuring & Regulation Equipment	
43. Other Storage Equipment	
44. Total Maintenance	0
Miscellaneous	
45. Storage Well Royalties	

(Schedule VI Countinued)

46. Storage Lease Rentals	
47. Other Storage Rents	
48. Total Underground Gas Storage Rents	0
49. Joint Expenses - Net	
50. Total Miscellaneous	
51. Total Underground Storage Expenses	0

Local Storage

52. Operation	
53. Maintenance	
54. Miscellaneous	
55. Total Local Storage Expenses	0
56. Total Storage Expenses	0

TRANSMISSION EXPENSES

Operations

57. Supervision & Engineering	
58. Main Operation Labor	
59. Compressor Station Labor	
60. Measuring & Regulating Station Labor	
61. Other Operation Labor	
62. Main Operation Supplies & Expenses	
63. Compressor Station Supplies & Expenses	
64. Other Operation Supplies & Expenses	11,979
65. Other Operation Supplies & Expenses	
66. Transmission Maps & Records	
67. Total Operation	11,979

(Schedule VI Continued)

Maintenance

68. Supervision & Engineering	
69. Compressor Station Structures	
70. Measuring & Regulating Station Structures	
71. Other Structures	
72. Transmission Mains	
73. Compressor Station Equipment	
74. Measuring & Regulating Station Equipment	
75. Other Transmission System Equipment	
76. Total Maintenance	0

Miscellaneous

77. Rents	
78. Transmission & Compression of Gas by Others	
79. Joint Expenses - Net	
80. Total Miscellaneous	0
81. Total Transmission Expenses	11,979

DISTRIBUTION EXPENSES

(City Gate & Main Line Ind. Measuring & Reg. Station Expense)

Operations

82. Supervision & Engineering	
83. Operation Labor	
84. Operation Supplies & Expenses	
85. Total Operation	0

Maintenance

86. Supervision & Engineering	
87. Structures & Improvements	
88. Measuring & regulating Station Equipment	

(Schedule VI Continued)

89. Total Maintenance	0
Miscellaneous	
90. Rents	
91. Joint Expenses - Net	
92. Total Miscellaneous	0
93. Total (Enter total of line 82 thru 92)	0

GENERAL DISTRIBUTION EXPENSES

Operations	
94. Supervision & Engineering	
95. Distribution Office Expenses	
96. Operation of Distribution Lines	
97. Operation of Meters	
98. Operation of Industrial Measuring & Regulating Stations	
99. Operation of Other Distribution Equipment	
100. Operation of Other Distribution Equipment	
101. Total Operation	0

Gas Operating Expenses have been allocated to the various accounts by using prudent business judgment.

Maintenance	
102. Supervision & Engineering	
103. Structures & Improvements	
104. Distribution Lines	
105. Other Distribution Equipment	
106. Total Maintentance	0
Miscellaneous	
107. Rents	
108. Joint Expenses - Net	
109. Total Miscellaneous	0

(Schedule VI Continued)

110.	Total General Distribution Expense (line 94 thru 108)	0
111.	Total Distribution Expense (line 93 and 110)	0

CUSTOMERS' ACCOUNTING AND COLLECTING EXPENSES

112.	Supervision	$
113.	Customers' construction, orders, meter reading & collecting	
114.	Customers' Billing & Accounting	
115.	Miscellaneous Expense	
116.	Uncollectible Accounts	
117.	Rents	
118.	Total Customers' Accounting & Collecting Expense	0

SALES PROMOTION EXPENSES

119.	Supervision	
120.	Salaries & Commissions	
121.	Demonstration, Advertising & Other Sales Expenses	
122.	Rents	
123.	Merchandising, Jobbing & Contract Work	
124.	Total Sales Promotion Expenses	0

ADMINISTRATIVE AND GENERAL EXPENSES

125.	Salaries of General Officers & Executives	
126.	Other General Office Salaries	
127.	Expenses of General Officers	
128.	Expenses of General Office Employees	
129.	General Office Supplies & Expenses	
130.	Management & Supervision Fees & Expenses	
131.	Special Services	

(Schedule VI Continued)

132. Special Legal Services	
133. Regulatory Commission Expenses	
134. Insurance	
135. Injuries & Damages	
136. Employees Welfare Expenses	
137. Pensions	
138. Miscellaneous General Expenses	
139. Maintenance of General Property	
140. Rents	
141. Commission Paid Under Agency Sales Contracts	
142. Franchise Requirements	
143. Duplicate Miscellaneous Charges (Cr.)	
144. Administrative & General Expenses Transferred (Cr.)	
145. Joint Expenses - Net	
146. Total Administrative & General Expenses	0
147. Total Gas Operating Expenses	15,181,743

NUMBER OF GAS DEPARTMENT EMPLOYEES

148. Regular Full-time Employees	
149. Part-time & Temporary Employees	

GAS UTILITIES
SCHEDULE VII - AND EARNED SURPLUS

GAS UTILITY OPERATING INCOME	
1. Operating Revenues	$ 15,368,706
2. Operating Expenses	15,181,743
3. Depreciation	28,825
4. Amortizations and Depletion of Producing	
Natuaral Gas Land & Land Rights	
5. Amortization of Limited - term Gas Investments	
6. Amorization of Gas Plant Acquisition Adjustments	
7. Property Losses Chargeable to Operations	
8. Taxes; Federal Taxes on Income	
9. Other Taxes	
10. Provision for Deferred Federal & State Income Taxes	
11. Credits to Operations Arising from Federal Income Taxes Deferred in Prior Years (Cr.)	
12. Total Operating Revenues Deductions	15,210,568
13. Net Operating Revenues	158,138
14. Income from Gas Plant Leased to Others	
15. Total Gas Utility Operating Income	158,138
16. Other Utility Operating Income	
17. Total Utility Operating Income	158,138
OTHER INCOME	
18. Income from Merchandise, Jobbing & Contract Work	
19. Income from Nonutility Operations	
20. Revenues from Lease of Other Physical Property	
21. Dividend Revenues	
22. Interest Revenues	
23. Revenues from Sinking & Other Funds	

(Schedule VII Continued)

24. Miscellaneous Non-operating Revenues	
25. Non-operating Revenue Deductions	
26. Total Other Income	0
27. Gross Income	158,138
INCOME REDUCTIONS	
28. Interest on Long Term Debt	
29. Amortization of Debt Discount & Expense	
30. Amortization of Premuim on Debt	
31. Taxes Assumed on Interest	
32. Interest on Debt to Associated Companies	
33. Other Interest Charges	
34. Interest Charges to Construction (Cr.)	
35. Miscellaneous Income Deductions	
36. Miscellaneous Income Deductions	
37. Total Income Deductions	0
38. Net Income	158,138
DISPOSITION OF NET INCOME	
39. Miscellaneous Reservations of Net Income	
40. Balance Transferred to Earned Surplus	
EARNED SURPLUS ACCOUNT	
41. Earned Surplus, Beginning of Year	1,241,769
42. Balance Transferred from Income Account	158,138
43. Other Credits to Surplus	
44. Dividend Appropriations - Preferred Stock	
45. Dividend Appropriations - Common Stock	
46. Other Debits to Surplus	73,869
47. Earned Surplus, End of Year	1,326,038

DEPRECIATION SCHEDULE
FOR THE YEAR ENDING DECEMBER 31, 2003

Kind of Property (List by Class)	Date Acquired	Retired Asset Date	Salvage Value	Current Year Depreciation	Accumulated Depreciation	Rate	Asset Life
Unclassified accumu-							
lated depr.					$3,097	Various	Various
Transmission Property				($28,825)	($2,200,858)	Various	Various
TOTAL				(28,825)	(2,197,761)		

I declare, under the penalties of perjury, that this return has been examined by me and to the best of my knowledge and belief it is a true and correct statement of the financial operation of this company for the current year.

Date: 3-31-2004

James M. Fine
President, Manger, Or Owner

CenterPoint Energy

Always There.


2003 ANNUAL REPORT
CenterPoint
Energy

At Your Doorstep

After 130 Years

CENTERPOINT ENERGY, INC. (NYSE: CNP) is a

electricity

distribution and

operations, and more than 14,000 megawatts of power generation

in Texas. The company

nearly five million customers

Mississippi, Oklahoma and Texas

operations in

Kansas

CenterPoint

Natural

Pipelines

Corporate

Board of

Financial


MINNEAPOLIS
CHICAGO
ST. LOUIS
WICHITA
LITTLE ROCK
OXFORD
LAWTON
TYLER
SHREVEPORT
GULFPORT/
BILOXI
HOUSTON
LAKE CHARLES
LAREDO

About the Cover: CenterPoint Energy still makes house calls. Lena Stout greets CenterPoint Energy Sr. Service Representative Jamie M. Garcia. Photo insets clockwise from top center, Ross Denson, Sr. Service Representative; T.R. Jones, Engineer, left, and Rory Courtney, Maintenance Specialist, Texas Genco; Alex Robinson, Technician,

FINANCIAL HIGHLIGHTS

	Year Ended December 31		
	2001	2002	2003
	(In Millions Of Dollars Except Per Share Amounts)		
Revenues	$ 10,559	$ 7,898	$ 9,760
Operating Income	$ 1,324	$ 1,333	$ 1,604
Income From Continuing Operations[1]	$ 499	$ 369	$ 420
Per Share of Common Stock:			
Income From Continuing Operations, Basic[1]	$ 1.72	$ 1.24	$ 1.38
Income From Continuing Operations, Diluted[1]	$ 1.71	$ 1.23	$ 1.37
Book Value – Year-End	$ 22.77	$ 4.74	$ 5.77
Market Price – Year-End	$ 26.52	$ 8.01	$ 9.69
Common Dividend Paid	$ 1.50	$ 1.07	$ 0.40
Capitalization:			
Long-term Debt (Includes Current Maturities)	$ 5,552	$ 10,005	$ 10,945
Trust Preferred Securities[2]	$ 706	$ 706	$ —
Common Stock Equity	$ 6,738	$ 1,422	$ 1,761
Total Capitalization (Includes Current Maturities)	$ 12,996	$ 12,133	$ 12,706
Total Assets[3]	$ 19,579	$ 20,394	$ 21,377
Capital Expenditures[3]	$ 1,211	$ 846	$ 648
Common Stock Outstanding[4] (in thousands)	295,874	300,102	305,385
Number of Common Shareholders	71,212	67,308	63,660
Number of Employees[3]		12,019	11,046

1. Before cumulative effect of accounting change and preferred dividends.
2. See footnote (5) on page 34.
3. Excluding discontinued operations. See page 34.
4. Excludes ESOP shares of 7,069,889, 4,915,577 and 911,547 at December 31, 2001, 2002 and 2003 respectively.

LETTER TO SHAREHOLDERS



Milton Carroll, left, Chairman of the Board, and David McClanahan, President and Chief Executive Officer

Dear Fellow Shareholders,

Welcome to CenterPoint Energy. Although we only recently celebrated our one-year anniversary as a new, independent energy delivery company, we are a family of over 11,000 employees and have a proud 130-year history of delivering quality service to our electricity and natural gas customers.

CenterPoint Energy is one of the largest combined gas and electric companies in the nation. Our gas and electric utilities serve nearly 5 million customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas. Our customer, geographic and business diversity help to insulate us from some of the regional, economic and weather risks associated with utilities serving more limited geographic areas.

We also own a growing gas marketing business concentrating on competitive natural gas services to industrial and large commercial businesses as

Continually Welcoming Us



well as two interstate pipelines and a natural gas *gathering business serving the mid-continent* region of the United States. Finally, we own an 81 percent interest in Texas Genco Holdings, Inc., a wholesale power generation company that sells power on a competitive basis in Texas.

2003: A year of progress

We made a lot of progress during 2003. Our first priority in 2003 was to improve our financial stability and liquidity. We began 2003 with a challenging bank credit facility and inadequate liquidity for a company our size. We were successful in restructuring our bank agreement, which dramatically increased our access to the capital markets. Since that time we have raised over $4 billion in debt securities in order to reduce our reliance on our banking syndicate and refinance maturing and higher cost debt. Our finance team did a superb job but it would not have been possible without the set of sound businesses that make up CenterPoint Energy.

Despite these financial challenges, our employees did not lose focus on serving our customers and improving our operating practices. All of our businesses made improvements in 2003. We reported income from continuing operations of $420 million or $1.37 per diluted share. The biggest turnaround story was at Texas Genco. Texas Genco's operating *income improved to $222 million compared to a* loss of $133 million the previous year. This improvement was driven by much higher electricity prices which were influenced primarily by sharp increases in the price for natural gas.

Houston Electric, our electric transmission and distribution utility, had a solid year. We added almost 50,000 new customers during 2003, marking the seventh year in a row with customer growth of 2 percent or more. We implemented a new outage management system designed to improve our response to customer outages, rolled out a new engineering design tool to improve system design and pioneered the use of new materials that reduced costs and improved power flow. These and other efforts resulted in an improved cost structure as well as enhanced system performance. The measure we use to gauge system reliability showed a 19 percent improvement, one of the best performances ever by our company.

Our gas distribution and sales business was bolstered by the addition of 38,000 new customers and the implementation of rate increases in a number of our service areas. We continue to focus on making sure our rates are adequate to recover



our costs and earn a solid return. At the same time, we are seeking improvement in our cost structure and the way we operate this business. We recently announced a restructuring of some of our rural operations by taking advantage of mobile technology and centralized call center operations. We expect to implement further improvements later this year.

Our pipeline and gas gathering business continued its record of solid earnings and cash flow contributions. Our interstate pipelines focused on securing their core business with longer-term contracts and capitalizing on market opportunities that arose in the early part of the year. Our gas gathering business benefited from increased drilling in its primary operating areas and from developing new services and products to enhance its growth prospects.

We are also very proud of our employees' community involvement and volunteer efforts. Through our coordinated volunteer programs our employees devoted over 110,000 hours to community service. Our company and its employees have a long tradition of supporting community initiatives and our company motto, "Always There," has never been more evident.

We are confident that our accomplishments in 2003 will provide a solid foundation from which to grow and excel and we expect to make further progress in 2004.

2004: An eventful year

There are several key events facing the company in 2004 that present a different set of challenges but ones that we are well positioned to face. In late March, the company filed a request with the Texas Public Utility Commission to quantify its recoverable stranded costs and other regulatory assets. This is one of the last steps of the Texas restructuring law passed in 1999 that deregulated and unbundled electric utilities in Texas. Under this law, electric utilities are permitted to recover the difference between the book value of their once regulated power generating units and the market value of these same assets. This difference is called stranded investment. Under the law this determination was delayed until the market had been open for two full years. Our request was filed on March 31st and seeks the recovery of approximately $4 billion of stranded investment and other regulatory assets. If approved, the impact on the overall costs of electricity to residential customers would be less than 5 percent.

We are also in the process of selling our 81 percent interest in Texas Genco. Earlier this year Reliant Resources declined to exercise its option to buy our interest in Texas Genco. We launched a major sales and marketing effort to determine whether there are other parties that might want to purchase our interest. Since our formation as a separate, public company, we have expressed our desire to sell Texas Genco for several reasons. First, we continue to have significant debt on our balance sheet and the proceeds of any sale would be used to reduce this indebtedness. Second, CenterPoint Energy's primary focus is on regulated businesses with consistent earnings and steady cash flow. Texas Genco's earnings profile is likely to be more volatile over time than our traditional businesses. Having said that, we have positioned Texas Genco earnings and cash flow for stability over the next several years through forward sales of generating capacity. Once we receive indicative bids for our 81 percent interest in Texas Genco, we will carefully consider whether a near-term sale is in the best interest of our shareholders.

In addition to these two events we continue to concentrate on process improvements and positioning the company to grow once we recover our stranded investment and monetize Texas Genco.

Since our formation in 2002 we have been assessing our operating practices. Our focus is on serving our customers better while at the same time improving our overall cost structure through productivity improvements and efficiency gains. We have made considerable progress already and we're confident that additional improvement will be made in 2004 and 2005.

In summary, we had a very solid year in 2003. This year we are faced with a number of challenges that are likely to have long-term impacts on the company. We're confident that we are prepared to tackle these challenges and position the company for the future. We want to thank all of our employees for their hard work and dedication and we want to thank you for your investment in the company. We're working hard to earn your continued confidence and to increase the value of your investment.

Sincerely,

Milton Carroll
Chairman of the Board

David M. McClanahan
President and
Chief Executive Officer

OUR STRATEGY

Our Vision is to be Recog[illegible]
Leading Energy Delivery [illegible]

Our Strategy is reflected in three simple phrases:
One Company, Get It Right and Grow

2002	2003

One Company

- Leverage scale and synergies
- Refine business model and remove barriers between business units
- Implement common processes
- Create a single, high-performance culture
- Recognize our 130-year history
- Create strong brand identity



rom left, Laliya Agrawal, Engineering Manager, Texas Genco; Beatrice Christopher, Advanced Clerk, Baytown, Texas; Jim Brown, inistration Coordinator, New Braunfels, Texas; Pam Riche, Gathering Service Supervisor, Shreveport, Louisiana; Kathy Kennedy, arketing Manager, Pipelines, Houston; Ollie Scott, Head Lineman, Houston; John North, Customer Service Supervisor, Shreveport, ouisiana; Kathy Michais, Human Resources, Minneapolis; and Connie Whitton, Marketer for Field Services, Shreveport, Louisiana.

2 0 0 4 *2 0 0 5* *2 0 0 6*

Get It Right

- Use best practices to achieve top quartile efficiency and operating performance
- Implement process-driven operational excellence
- Achieve high levels of service reliability and customer satisfaction
- Execute our regulatory plan to recover stranded investment and strengthen our balance sheet

Grow

- Focus on domestic energy delivery
- Expand existing core business
- Build and expand complementary and synergistic businesses
- Add new energy delivery businesses
- Participate in joint ventures and alliances that create shareholder value

If the lights go out, we still make house calls.



BARRY DOSSER, HEAD LINEMAN, AND LUIS VERA, LINEMAN, WORKED LONG HOURS TO RESTORE POWER ON THE GULF COAST FOLLOWING HURRICANE CLAUDETTE.

CenterPoint Energy's electric transmission and distribution business segment has more than 3,000 employees and delivers electricity in a 5,000-square-mile area that includes Houston, the nation's fourth largest city. We own and maintain more than 3,600 miles of overhead and 17 miles of underground transmission lines as well as 26,000 miles of overhead and nearly 15,000 miles of underground distribution lines.

We are primarily an infrastructure company, building, operating and maintaining the transmission and distribution facilities between the generating station and end consumer while ensuring reliability and safety. We also read meters and connect and disconnect electric service as directed by the competitive retailers. Customers contact us to report power outages, electric emergencies and downed power lines, or to request tree trimming and streetlight repair.

Because we do not sell electricity, customers never receive an electric bill from us. Instead, we receive payments from competitive retailers and large industrial customers who pay us to deliver electricity over our power lines. In 2003, there were more than 40 competitive retailers in our service territory. So, no matter whom customers buy their power from it is still our employees maintaining the energy delivery equipment with the same dependability they have demonstrated for more than a century.

2003: A year of progress

CenterPoint Energy's electric transmission and distribution unit performed well in 2003. We gained 47,000 new customers, increasing the total number of metered customers to about 1.84 million and delivered approximately 71 billion kilowatt-hours (kwh) of electricity. We were also successful in improving productivity and efficiency as a result of our ongoing process improvement efforts. These improvements helped offset a number of cost increases we experienced, such as higher pension expenses and increased insurance costs.

APPRENTICE LINEMAN BRIAN BOWNDS DESCENDS A POLE. BELOW, LINEMEN TROY BENNETT AND JAMES BENZAIA WORK IN GALVESTON.






2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003

ELECTRIC DELIVERY CUSTOMERS
IN MILLIONS

Unfortunately, as a result of a recommendation by an administrative law judge at the Texas Utility Commission to disallow certain fuel-related costs incurred between 1997 and 2001, our operating income – excluding non-cash ECOM revenue – fell to $359 million compared to $399 million in 2002.

Improved reliability

CenterPoint Energy measures overall reliability results through SAIDI (System Average Interruption Duration Index), which records the number of minutes the average customer is without power during the year. In 2003, our SAIDI index was 89 minutes, a 19 percent improvement over 2002. We've always taken pride in our system reliability and CenterPoint Energy rated first out of a group of 13 southern electric companies in a survey of power quality and reliability by the global research firm, J.D. Power and Associates.

Major outage assistance

CenterPoint Energy is part of a mutual assistance network of electric utilities that assist each other in the event of a major power outage. In July, our line crews traveled to Rockford, Ill., to help Exelon Energy employees restore power to more than 70,000 customers affected by storm outages. Later in that same month, 100 linemen traveled to Victoria, Texas, to help American Electric Power restore service to customers after Hurricane Claudette. And in September, more than 130 crew members traveled to the Richmond, Va., area to assist Dominion Power after Hurricane Isabel knocked out power to more than 700,000 customers.

Award-winning program

The U.S. Environmental Protection Agency and the Department of Energy named CenterPoint Energy an ENERGY STAR Partner of the Year for our contribution to reducing greenhouse gas emissions by fostering the construction of energy efficient homes. A partner since 2000, CenterPoint Energy has influenced area homebuilders to construct homes that meet or exceed ENERGY STAR specifications for energy efficiency. ENERGY STAR homes are significantly more energy efficient than homes built to standard code. Our participation is part of a larger effort to reduce peak demand for electricity by 10 percent a year through energy



APPRENTICE LINEMAN JOE ALBERT PADILLA IS PARTICIPATING IN AN INTENSIVE THREE-YEAR TRAINING PROGRAM.

efficiency programs. Every ENERGY STAR home keeps 4,500 pounds of greenhouse gases out of the air each year. Greenhouse gases are produced when fuel is converted to energy in power plants and by end-use customers.


CenterPoint
Energy

ACCURACY IS A TOP PRIORITY FOR SENIOR METER READER CHRIS ARBING.

Process improvement paying off

CenterPoint Energy remains committed to achieving operational excellence while improving processes and increasing efficiency. We pioneered the use of high temperature conductor wire at high voltage transmission (345,000 volts), which allows increased power flow over existing infrastructure. This saved about $100 million in capital expenses over a four-year period compared to conventional methods.



AMY KRETZSCHMAR, HEAD DISTRIBUTION CONTROLLER, HELPS MAINTAIN POWER RELIABILITY BY ROUTING LINEMEN IN THE MOST EFFICIENT WAY POSSIBLE.

In addition, employee teams implemented numerous process improvements that were applied to overhead and underground construction and maintenance projects, materials procurement, inventory reduction, reliability and outage management. For example, the implementation of a new engineering design tool has improved our distribution business process, allowing consistent and cost-effective distribution designs across the service area.

NATURAL GAS DISTRIBUTION





JIM BRUSH,
CHNICIAN, WELDS
IN LITTLE ROCK.
M RASMUSSEN
S A CUSTOMER'S
ER IN SUB-ZERO
EATHER IN
NESOTA.

CenterPoint Energy's natural gas distribution segment operates in diverse jurisdictions that have varied economic and regulatory environments. We are an integral part of the communities where we operate and we address local concerns, such as rate designs and customer needs, with a local team that has the broad perspective that comes with the scale and scope of a larger business.

We own and operate about 97,000 miles of gas distribution main and service lines that deliver natural gas to more than 985 communities in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas. We move approximately 900 billion cubic feet of gas per year – 4 percent of the country's total natural gas volume. The largest metropolitan areas we serve are Houston, Texas, Minneapolis, Minn., Little Rock, Ark., and Shreveport, La.

2003: A year of progress

Our corporate strategy of One Company, Get It Right and Grow guides our operations. We have made strides in applying common practices and operational techniques where appropriate. Common accounting, human resources and engineering systems are in place. A common customer information system will be in service in the next 18 months.

Overall, our local distribution business had a good year in 2003, delivering 423 billion cubic feet (Bcf) of natural gas to 3 million customers. Our total number of customers grew by about 38,000 and operating income increased to $202 million compared to $198 million for 2002.

In Houston and Minneapolis, growth is especially strong. We recorded customer growth, increased customer satisfaction and, in Houston, the approval of new rates. Commercial growth complemented fast-paced residential growth.

By targeting commercial customers in high growth market segments such as health care, education and commercial food service, we achieved an

We work hard to ensure that natural gas reaches our customers safely and efficiently.

We are committed to providing the gas our customers need to stay warm and comfortable.


CenterPoint Energy

ROSS DENSON, [illegible] SERVICE REP., AT THE CITY GATE [illegible] HOUSTON

CenterPoint Energy delivers natural gas to 3 million customers in Arkansas, Louisiana, Mississippi, Minnesota, Oklahoma and Texas.

increase of about 2,900 commercial customers in Houston, a 5 percent increase over historical levels. This marks the second consecutive year commercial customer growth has exceeded the historical average. Increased boiler use, gas cooling in both public and private schools, distributed generation applications and commercial food service equipment conversions were some of the gas technologies fueling commercial growth. In addition, significant inroads into the Houston multi-family market resulted in setting almost 650 individual gas meters, with commitments in excess of 2,400 individual meters for 2004.

The residential net growth in Houston last year was nearly 28,000 customers, a 3 percent increase from 2002. We installed pipe in more than 500 subdivisions serving about 40,000 lots, a 27 percent increase from 2002. A new community called Bridgelands is developing a 9,000-acre tract that will add 17,000 homes.

A results-driven internal program, Unite to Win, inspired Houston division gas employees to achievement. Unite to Win is aimed directly at improving employee engagement and participation, and is designed to make the business unit more growth-oriented, profitable, efficient, customer focused and better positioned for the future.

In the remainder of Texas, we are experiencing growth in the I-35 corridor between Austin and San Antonio. Bastrop, Comal and Hays counties' current growth rates place them in the top 100 fastest growing counties in the nation. In Hays County, net meter gain exceeded 9 percent in 2003 and another 18,800 lots are in development.

The distribution business in Minnesota, which added a record 17,000 customers for the year, focused its customer acquisition efforts on high growth areas, ethanol production facilities and supplying gas to electric generation plants.



Victor Nunez, Sr. Service Representative, checks gauges to ensure proper and safe operations in Houston.



LAUREN RUSSELL, CONSTRUCTION AND MAINTENANCE EMPLOYEE IN MINNESOTA.



TECHNICIAN JIM BRUSH INSTALLS PIPE IN LITTLE ROCK, ARKANSAS.

Highlights for 2003 in Minnesota include the installation of gas mains and service lines for The Lakes project, which began in summer 2003. When completed in 10 years, The Lakes will have 4,000 upscale homes and 46 commercial sites.

We sold 3.6 Bcf to Minnesota electricity generators in 2003, and the natural gas margins for electricity generating customers increased by 150 percent. In particular, we completed the first full year of supplying natural gas to the Black Dog electric generating plant in Burnsville. The 320 MW combined cycle turbine generator is one of the largest customers in Minnesota in terms of throughput and margin. It is also the first large power plant in Minnesota to convert from coal to natural gas.

In Arkansas, we experienced a slight decline overall in customer count during 2003. However, we saw growth in greater Little Rock, which accounted for about 60 percent of the 6,000 new customer services. We also replaced a total of 200 miles of bare steel and cast iron pipe and approximately 9,800 associated service lines in Arkansas during 2003. This is part of a program, begun in 2001, to replace more than 1,700 miles of pipe over a 10-year period.

In Louisiana, we are maintaining a stable customer base among a decreasing state population by focusing on expanding growth areas, such as Covington, Lafayette, Lake Charles and Shreveport.


1000
900
800
700
600
500
400
300
200
100
0.0
1999
2000
2001
2002
2003

NATURAL GAS DELIVERY
IN BILLIONS OF CUBIC FEET



ARK GARRAWAY,
ISTRIBUTION GAS
TROLLER, HOUSTON.

We continue to see residential, commercial and industrial growth in Mississippi. We extended service to more than 2,200 residential customers and 240 commercial customers, and installed meters at 90 multi-family units in 2003. A development in Ridgeland, The Reunion, will incorporate 2,300 lots on a 2,100-acre project, featuring a country club, an equestrian center and various size homes.

We have also seen growth in our existing manufacturing customers in Mississippi. We are serving eight new facilities that are part of the Nissan plant in Canton, Miss., with an annual load at approximately 250,000 million cubic feet (MMcf). In the Gulfport/Biloxi Gulf Coast area, the Hard Rock Hotel and Casino broke ground on February 11, 2004. The $235 million project will feature 48,500 square feet of gaming space, a 306-room hotel and restaurants. The casino and hotel will have a connected gas load of 32 MMcf per hour and will become the eleventh Mississippi Gulf Coast casino we serve.

Efficiency and safety

Safety among the company's gas distribution units is measured by recordable incidents, lost time injuries and preventable vehicle collisions. In 2003, we achieved record safety levels in all of our safety measures in Arkansas, northern Louisiana and Oklahoma. In other areas, we will continue to explore ways to increase awareness of safe work practices and reinforce accountability for a safe work culture.

Our rate design

CenterPoint Energy's approach to rate design is quite simple. In each of our jurisdictions, our objective is to earn the rate of return allowed by regulators, while minimizing the impact of external factors, such as weather and declining customer usage.

We strive for and generally have good relationships with all our regulators. While we have gas adjustment clauses that greatly limit our commodity exposure, we manage our gas cost actively in collaboration with our regulators. We file supply plans that include storage, fixed price contracts and indexed price gas purchases, etc. to achieve a degree of price stability for our customers. We first seek supply security, then seek the best purchase price, and then price stability.

We own and operate 97,000 miles of gas distribution main and service lines.

CenterPoint Energy generally has modern distribution systems. Where we have older infrastructure, such as in Arkansas, we are committed to modernization and have had and continue to enjoy the support of our regulators who have granted us cost trackers in our rates to allow us



JAMES J. PATTERSON, SERVICE HELPER, WORKS IN THE HOUSTON EAST DISTRICT.



FRONT TO BACK, WILLIE LEWIS, FIELD ESTIMATOR, TONY JACOBS, TECHNICIAN, AND JIM BRUSH, LEAD TECHNICIAN, LAY REPLACEMENT PIPE IN LITTLE ROCK, ARKANSAS.

to recover those investments. We continue to urge cost recovery mechanisms that track the causes of our costs in each of the jurisdictions we serve.

In our recent rate proceedings, we have worked with regulators and customers to move our rates in such a way as to reduce weather and volumetric sensitivities. Regulators have been responsive to our position that in order to maintain our system year-round, our revenue stream should be less volatile. Thus, we are making progress in having rates that produce consistent revenue and not extreme upward swings for colder than normal weather or dramatic dips when weather is warmer than normal. Recent increases in benefits costs, such as medical and pension expenses, have led us to file and successfully conclude rate proceedings in several of the areas we serve. Process improvements and the adoption of highly common processes will help us limit our need for future rate increases.

Customer-centric

Most of CenterPoint Energy's customers have the option of managing their natural gas accounts online from our Web site. Through our free Online Billing system, customers can view and pay their natural gas bills 24 hours a day. Online Billing became available in the summer of 2003 for customers in Houston and Minnesota, and in early 2004 for Texas customers outside of the Houston metropolitan area, and in southern Louisiana and Mississippi.

Customers in Arkansas, northern Louisiana and Oklahoma are expected to have this free, convenient and customer-friendly form of bill payment within a year. In areas where our own Online Billing is not available, we have responded to customers' requests for easier payment options by offering fee-based bill payment online or by telephone 24 hours a day through BillMatrix.

In Arkansas, northern Louisiana and Oklahoma, our customers' satisfaction in the Customer Interaction Satisfaction Study continued to improve in 2003 with an "overall satisfaction with a recent experience" rating of 80 percent, exceeding the 2002 rating of 76.3 percent. In this same study, the rating for "feeling valued as a customer" reached 54.4 percent, exceeding the 2002 rating of 49.6 percent.



Jessica Craig, Secretary, Sonny Nguyen, Programmer Analyst, and Billy Dillard, Senior Service Rep., are committed to ensuring quality gas service in the Houston metro area.

In the Houston metro area, the study showed overall satisfaction of our natural gas customers grew to 77.2 percent, and feeling valued as a customer rose to 55.5 percent, a more than 8 percentage point gain over 2002.

In Minnesota, overall satisfaction rose to 88.7 percent, considered to be a first quartile score, and those feeling valued as a customer rose to 67.4 percent, up more than 5 percentage points. Commercial and industrial customer satisfaction increased dramatically in Minnesota, with "very satisfied" rising 18 percentage points over a two-year period from 53 to 71 percent.

In a separate survey, J.D. Power and Associates, the global research firm, ranked our southern Louisiana, Mississippi and Texas operations fifth out of 11 southern U.S. natural gas utilities in residential customer satisfaction, which places this organization in the second quartile regionally. We also ranked fifth in a field of 20 Midwestern natural gas utilities, placing our Minnesota operations in the first quartile in the region.



GEOFF CARROLL, DIRECTOR, GULF COAST GAS, AND MICHELE BENNETT, GAS REPRESENTATIVE, HOUSTON.

Our teams are committed to providing a consistent level of excellent service.

Looking forward

Our gas distribution units continue to look for ways to improve operations. We have implemented internal and industry best practice standards and are also seeking continued growth in targeted markets, which support our corporate strategy. Teams have been established to evaluate and improve customer service, system growth and returns on shareholder investments.

...And more

CenterPoint Energy Gas Services

CenterPoint Energy Gas Services is our natural gas marketing and sales unit. It is complementary to our gas distribution business and serves more than 6,100 commercial and industrial customers in Arkansas, Illinois, Iowa, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma, Texas and Wisconsin. Our wholesale and retail business focuses primarily on physical transactions with its customers.

CenterPoint Energy Gas Services creates value for customers by supplying competitively priced natural gas and related services to customers. We sold 511 Bcf of natural gas in 2003, an increase of 40 Bcf over 2002.

The unit has positioned itself for growth opportunities. Its strengths are customer relationships and proximity to hub and industrial market centers. Future plans for growth involve expanding transportation and marketing capabilities, providing ancillary physical services and improving asset optimization.

Home Service Plus®

In Minnesota, we operate an unregulated energy services business, Home Service Plus®, which offers products and services such as furnace, air conditioning and appliance repair and maintenance and heating and cooling equipment sales. It is the largest provider of heating, cooling and appliance repair services and heating and cooling equipment sales in Minnesota.

We were the first gas delivery company in Minnesota to offer a comprehensive appliance repair service plan. The Home Service Plus Repair Plan covers more than 230,000 customers and more than one million appliances. This service has been offered since 1981.

We do whatever is necessary to meet the energy needs of our customers.



BRITT HU[illegible], A TECHNICIAN AT THE MALVERN COMPRESSOR [illegible]RATIONS, KEEPS TRACK OF [illegible]VENTS.

TECHNICIANS ERWIN BIDDLE, TOP, AND JERRY MATHEWS KEEP THE GAS FLOWING AT THE MALVERN, ARK., COMPRESSOR OPERATIONS.





CenterPoint Energy's pipelines and gathering business segment operates two interstate natural gas pipelines, gathers and processes gas and offers related operating and technical services. Our two pipelines, CenterPoint Energy Gas Transmission Company and CenterPoint Energy – Mississippi River Transmission Corporation, have 8,200 miles of pipe and move about 800 billion cubic feet (Bcf) of natural gas per year. The gathering company, CenterPoint Energy Field Services, Inc., operates more than 4,300 miles of gathering pipeline and handled about 300 Bcf of natural gas in 2003. Pipeline Services provides project management and facility operation services.

To enhance our overall pipelines and gathering business segment and create value, we focus on building strong customer relationships, creating new market opportunities, developing operational efficiencies and maximizing use of physical assets. Our strategy involves three complementary efforts: securing the core business on a long-term basis, extending the business to new markets and maximizing operations. Operational efficiency is critical to our competitiveness and profitability, and is centered on three initiatives: operations enhancement, asset rationalization and process improvements.

Pipelines

The two pipelines together form one of the largest natural gas pipelines in the mid-continent United States, serving customers in Arkansas, Illinois, Kansas, Louisiana, Missouri, Oklahoma and Texas. It is a hub for the Gulf Coast and Midwestern U.S. and has 75 compressor stations with more than 310,000 installed horsepower representing 4.1 Bcf/day of transportation capacity. We own and operate six storage fields with a total storage working gas capacity of 59 Bcf and delivery capability of 1.2 Bcf per day. We also own an interest in the Bistineau storage field, which provides an additional storage working gas capacity of 8 Bcf and 0.1 Bcf per day of related delivery capabilities.

Our pipeline system has access to multiple supply areas in the mid-continent region, including the Anadarko, Arkoma and ArkLaTex natural gas basins. It transports natural gas to local distribution companies, electric generation facilities and industrial users. We have a strong delivery market share that is strengthened by delivering reliable and flexible service at consistent rates. CenterPoint Energy – Mississippi River Transmission's rates enable us to maintain our competitive position in the St. Louis area while CenterPoint Energy Gas Transmission's rates have remained the same since 1996.

Pipeline Services

Through our Pipeline Services business we offer innovative, safe and cost effective solutions to meet pipeline management needs for our two interstate pipelines as well as for third party owners of natural gas, water, refined products, crude oil and chemical pipelines. Services include operations and maintenance, design and construction



E PERLA, ARK.,
ION IS A VITAL
OF PIPELINE
ERATIONS.

management, development of underground storage facilities and a complete program for the management and execution of pipeline integrity requirements.

Gas Gathering

The gathering company has strategically located assets in the major natural gas producing basins of the mid-continent region. Assets include more than 4,300 miles of natural gas gathering pipelines, 150 active natural gas dehydrators, 10 gas processing and treating plants, 150 gas compressors with over 110,000 horsepower (HP) and more than 3,300 active gas meters. Our 200 gathering systems connect more than 4,000 wells and gather 0.8 Bcf per day of natural gas for major and independent exploration and production companies in the Arkoma, Anadarko and ArkLaTex natural gas basins.

In addition to our core gathering business, we provide gathering-related services through our ServiceStar product, which provides measuring, monitoring and control of remote wellhead and compressor equipment. It is installed at approximately 4,800 locations. This communications network spans the entire Midwestern production area, as well as portions of Texas, Alabama, Mississippi and New Mexico. The network provides our customers real time information for critical points as well as remote control capability using radio, cellular and satellite links with our ServiceStar control center.

2003: A year of progress

In 2003, we strengthened our earnings from existing assets, added depth to our management team and realigned our strategic focus to assure strong growth throughout our five-year plan period. An increase in throughput and enhanced services at our gas gathering business helped offset a small decline in our interstate pipeline business. Operating income for the pipelines and gathering business segment in 2003 was $158 million compared to $153 million in 2002.

In our Pipelines business, we increased capacity utilization in 2003 by maximizing the value of our assets. We entered into long-term transactions and renewed or rolled over 143 contracts representing 0.8 Bcf per day of capacity, and executed 30 new contracts for 0.5 Bcf per day of capacity. We also began service for two new power plants, Teco Dell in northwestern Arkansas and the Kiamichi Plant in eastern Oklahoma, which represent 0.34 Bcf per day of capacity.

In Pipeline Services, we made progress in operations and pipeline integrity services despite less demand for engineering and construction management services for power plant-related property. We signed contracts to provide operations and maintenance services for a large Texas-based gas storage facility, for an offshore pipeline and related platform facilities, and to provide pipeline integrity services to six mid-sized gas operators and local distribution companies.



ALEX ROBINSON, LEFT, AND JERRY MATHEWS, TECHNICIANS ON THE MALVERN TEAM, DISCUSS THE DAY'S ASSIGNMENTS.

In our Gas Gathering business, we connected 270 wells in 2003. Based on current drilling activity, we expect to exceed this in 2004. With the increase in gas prices over the past few years, our ServiceStar product is yielding significant and sustainable value to our customers. ServiceStar continues to expand to new market areas, solidifying its position as a leading full service provider of automation and communication services. In 2003, we installed 1,270 ServiceStar units in Texas, Louisiana and Alabama, and contracted with an independent producer to install a 22-mile gathering system in East Texas to capture new production. We also renegotiated gathering contracts under long-term arrangements for 250 MMcfd and changed 60,000 HP of compression to more efficient equipment. We acquired 50 percent of BP's interest in the Waskom processing plant in Harrison County, Texas and expanded the Chismville gathering system in Western Arkansas and the Kinta-Lequire System in Eastern Oklahoma.



TECHNICIAN JERRY MATHEWS MAKES SURE BOLTS ARE TIGHT AT THE PERLA STATION.

Looking forward

A key component of our operations is to secure new market opportunities in particular regions. We see growth opportunities for both pipelines and gathering being driven by supply/demand fundamentals, which we expect to increase the movement of natural gas from western supply basins to the growing East Coast markets. Another key is to secure contracts for capacity over longer terms. Today, about 85 percent of our pipeline capacity is for terms that expire in 2005 and beyond.





AS GENCO'S W.A.
SH GENERATING
IATION RECEIVES COAL
MENT, TOP, WHILE
INEER KAPPY ALLEN
ORKS NEARBY.

This past year was a breakout year for Texas Genco Holdings, Inc. It performed well above the level achieved in 2002 as it completed its second year of selling power to wholesale customers and competitive retailers in the restructured market of the Electric Reliability Council of Texas (ERCOT).

With more than 14,000 megawatts of generating capacity, Texas Genco represents a sizable investment for CenterPoint Energy, which owns 81 percent of the subsidiary. The electric generating company owns 60 generating units at 11 facilities in Texas and a 30.8 percent interest in the South Texas Project nuclear generating plant. Texas Genco generated 45 million megawatt hours of power in 2003, compared to 47.6 million in 2002, a drop that can be attributed primarily to unplanned outages and lower demand for gas capacity auction products.

2003: A year of progress

Texas Genco was successful in turning its business to profitability in 2003, earning $222 million of operating income after suffering an operating loss of $133 million in 2002. This turnaround can be attributed to capacity auction revenue increases that were driven by higher wholesale electricity prices as a result of higher natural gas prices. The company also demonstrated an ability to adapt to change in a market that has excess capacity and high reserve margins. The success in 2003 is reflected in the company's stock price, which began trading in January 2003 at $10.20 per share and closed the year at $32.50 per share.

During 2003, new capacity products augmented Texas Genco's capacity auctions. Using information from customers, the company tailored new products to meet customers' needs and provide more value and flexibility. Two of the new products, daily cycling and combined-cycle technology, allowed Texas Genco to use advantageous capability from some units to help increase revenues.

Looking forward

Texas Genco has sold forward a significant portion of available capacity at attractive prices for 2004 and 2005. Sales into the future such as this help stabilize its revenue stream and hedge against price volatility.

However, Texas Genco is not a part of our long-term strategy. We have begun exploring ways to sell our 81 percent interest in the company, or otherwise monetize our investment. In the meantime, we will continue to benefit from its strong performance.

Our goal is to provide the power you need for your important days and nights.



MAUREEN COURTNEY, ENVIRONMENTAL SPECIALIST, TALKS TO THE CONTROL ROOM AT THE W.A. PARISH PLANT TO ADJUST THE PH LEVEL IN THE WATER TO THE MAIN COOLING TOWER.

Giving back to our community is our way of saying thank you for supporting us throughout the years.



CENTERPOINT ENERGY VOLUNTEERS HELPED BUILD A HABITAT HOME FOR THE CRUZ FAMILY. FROM LEFT, CAROL HELLIKER, ASST. GENERAL COUNSEL, YOLANDA CRUZ, JOEL CRUZ, VIOLETA CRUZ, VIVIAN ALMENDAREZ, LEGAL SECRETARY, AND KIMBERLY HOWARD, CORP. LEGAL ASSISTANT. IN BACK IS HOUSTON HABITAT DEVELOPMENT DIRECTOR, DAVE DANIELS.

CenterPoint Energy employees are untiring volunteers in the communities where we live. Through our volunteer programs, we contributed a total of 110,393 volunteer hours. Using the Points of Light Foundation's $16.54 rate for volunteer hours, our employees donated $1.8 million in time to their communities.

Arkansas

In Little Rock, Pine Bluff, Jonesboro, Texarkana and Hot Springs, volunteers contributed to events such as blood drives, walks, the Arkansas Rice Depot Fundraiser, Paw on the Pavement Animal Rescue, Casco Volunteer Fire Department Rummage Sale, Cotton Pickin' Jubilee, Stars & Stripes Jubilee, Damascus House and Bikers for Babies.

Louisiana

In New Iberia, employees volunteered for highway clean-ups, assistance for the elderly, Gumbo Cookoff, Cattle Festival and the Hot Sauce Festival. Lake Charles area employees logged hours on Trash Bash, Mardi Gras, Cancer Relay and Diabetes Walk. In Shreveport, employees contributed to blood drives, the March of Dimes, the United Way, Juvenile Diabetes Walk, Paint Your Heart Out, Red River Revel and Mudbug Madness.

Minnesota

In Minnesota, employees celebrated their 11th year of partnership with Twin Cities Habitat for Humanity by making home ownership a reality for a low-income family. They participated in the United Way, HeatShare, Adopt-A-Family and sponsored the Torchlight Parade as part of the Minneapolis Aquatennial, known as the Ten Best Days of Summer.

Mississippi

Mississippi employees volunteered at the Oxford Recycling Center, March of Dimes WalkAmerica and the Salvation Army's "Souper Bowl," "Ringing the Bell" and "Angel Tree" programs. They also repaired homes for the poor in Ridgeland and worked at the Oxford and Biloxi Children's Health Fair handing out safety material and registering children for free health screenings.

Oklahoma

In Oklahoma, employees volunteered for events that included walks, runs, blood drives and clean-ups, and participated in the Partners for Animal Welfare, McAlester Chamber of Commerce, Lawton CrimeStoppers and the Chickasha High School Baseball Fever.

Texas

Houston area employees participated in such events as the JDRF Walk, Safety Education, Houston Asian American Festival, blood drives, Junior Achievement and the UNCF Walk. South Texas volunteers were fundraisers for the American Heart Association, MS Society, March of Dimes and Boys & Girls Club. East Texas/Beaumont volunteers joined the Beaumont BBQ Cook-off for the Cancer Society and the Martin Luther King Day Parade.





TOP, RICK PILON, ENGINEERING ADMINISTRATION, MINNESOTA, WORKED ON A HABITAT FOR HUMANITY HOME. JOHNNY BLAU, SENIOR VICE PRESIDENT, PROCESS IMPROVEMENT, GIVES ENCOURAGEMENT TO VOLUNTEER WALKERS.



"We believe our primary responsibility is to set high performance and ethical standards, help management establish strategic priorities and hold them accountable for the results," said Milton Carroll, Chairman of the Board, at a luncheon for analysts at the New York Stock Exchange in April 2003. "Consistent with this philosophy, we have organized our board and committees to ensure that we retain an appropriate level of independence. The audit, compensation, finance and governance committees are comprised entirely of independent directors. We continuously strive to implement policies that we believe represent best practices in corporate governance. Collectively, these actions demonstrate commitment from CenterPoint Energy's management and its board of directors to provide independent and effective corporate governance."

CenterPoint Energy Board of Director Governance Philosophy

In 2002, when CenterPoint Energy spun-off Reliant Resources, the company chose to appoint an independent chairman, Milton Carroll. He is not an employee of the company. All the CenterPoint Energy board members are independent except for the President and CEO, David McClanahan. In addition, each of the four board committees: audit, compensation, finance and governance, are comprised entirely of independent directors.

Both the board and the management team of CenterPoint Energy strongly believe that an independent chairman and board represent a best practice in corporate governance today. Most importantly, the company believes this practice will provide the best long-term value for shareholders.

Board of Directors



Standing, from left, Holcombe Crosswell, Michael Shannon, Thomas Madison, John Cater and Derrill Cody. Seated from left, David McClanahan and Milton Carroll.

Milton Carroll, 53, is Chairman of the Board. He is also Chairman and founder of Instrument Products, Inc., an oilfield equipment manufacturing company in Houston. He has been a board member of CenterPoint Energy and its predecessor companies since 1992. He is Chairman of the Governance Committee and also serves on the Compensation Committee.

John T. Cater, 68, is a private investor and former Chairman of Compass Bank – Houston. He has been a board member of CenterPoint Energy and its predecessor companies since 1983. He is the Chairman of the Compensation Committee and also serves on the Finance and Governance Committees.

Derrill Cody, 64, is presently of counsel to the law firm of McKinney & Stringer, P.C. in Oklahoma City, Okla. He is a former Chief Executive Officer of Texas Eastern Gas Pipeline Company and is a director of Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners, L.P. He has been a CenterPoint Energy board member since 2003. He serves on the Audit and Governance Committees.

O. Holcombe Crosswell, 63, is President of Griggs Corporation, a real estate and investment company in Houston. He has been a board member of CenterPoint Energy and its predecessor companies since 1997. He is Chairman of the Finance Committee and also serves on the Audit Committee.

Thomas F. Madison, 68, is President and Chief Executive Officer of MLM Partners, a small business consulting and investments company in Minneapolis, Minn. He is a former President of US West Communications and served as Vice Chairman of Minnesota Mutual Life Insurance Company. He has been a CenterPoint Energy board member since 2003. He serves on the Audit and Compensation Committees.

David M. McClanahan, 54, is President and Chief Executive Officer of CenterPoint Energy. He has been a member of the Board of Directors since 2002.

Michael E. Shannon, 67, is President of MEShannon & Associates, Inc. a corporate financial advisory services and investments company in Houston. He served as Chairman of the Board and Chief Financial Officer of Ecolab, Inc., a Fortune 500 specialty chemical company. He has been a CenterPoint Energy board member since 2003. He is the Chairman of the Audit Committee and also serves on the Finance Committee.

Officers



From left, Steve Schaeffer, David McClanahan, Scott Rozzell, Gary Whitlock, Preston Johnson, David Tees, Tom Standish and Byron Kelley.

Executive Committee

David M. McClanahan, 54
President and
Chief Executive Officer

Scott E. Rozzell, 54
Executive Vice President,
General Counsel and
Corporate Secretary

Stephen C. Schaeffer, 56
Executive Vice President
and Group President Gas
Distribution and Sales

Gary L. Whitlock, 54
Executive Vice President
and Chief Financial Officer

Leadership

Johnny L. Blau, 54
Senior Vice President
Process Improvement

James S. Brian, 56
Senior Vice President
and Chief Accounting Officer

Preston Johnson, Jr., 48
Senior Vice President
Human Resources and
Shared Services

Jeff W. Bonham, 41
Vice President
Texas State Relations

Rick L. Campbell, 55
Vice President
Special Projects

Walter L. Fitzgerald, 46
Vice President
and Controller

Patricia F. Graham, 51
Vice President
Information Technology

Marc Kilbride, 51
Vice President
and Treasurer

Floyd J. LeBlanc, 44
Vice President
Corporate Communications

Brenda S. Masters, 42
Vice President
Audit Services

Joseph B. McGoldrick, 50
Corporate Vice President
Strategic Planning

H. Wayne Roesler, 59
Vice President
Regulatory Relations

Allan E. Schoeneberg, 53
Vice President
Shared Services

Steven H. Schuler, 53
Vice President
Corporate and Business
Development

Rufus S. Scott, 60
Vice President, Deputy
General Counsel
and Assistant Corporate
Secretary

William J. Starr, 50
Vice President
Tax

C. Dean Woods, 52
Vice President
Human Resources
Strategy and Delivery

Business Unit Leadership

Gary M. Cerny, 48
President and Chief
Operating Officer
CenterPoint Energy Minnegasco

Byron R. Kelley, 56
President and Chief
Operating Officer
CenterPoint Energy
Pipelines and Field Services

Constantine S. Liollio, 45
President and Chief
Operating Officer
CenterPoint Energy
Arkla/Entex

Georgianna E. Nichols, 55
President and Chief
Operating Officer
CenterPoint Energy Houston Gas

Thomas R. Standish, 54
President and
Chief Operating Officer
CenterPoint Energy
Houston Electric &
Information Technology

Wayne D. Stinnett, 53
Senior Vice President
Commercial & Industrial
Gas Sales

David G. Tees, 59
President and Chief
Executive Officer
Texas Genco Holdings, Inc.



FINANCIAL INFORMATION

The accompanying financial information regarding CenterPoint Energy and its subsidiaries should be read in conjunction with the company's consolidated financial statements as well as management's discussion and analysis of financial condition and results of operations, which are presented in the company's 2003 Annual Report on Form 10-K.

Investors may also request without charge, the company's Annual Report on Form 10-K for the year ended December 31, 2003, by writing or calling CenterPoint Energy Investor Services at 1-888-468-3020. Additional investor information can be found on the inside back cover of this report and on our Web site, www.CenterPointEnergy.com.

CONTENTS

Selected Financial Data	33
Condensed Statements of Consolidated Operations	35
Condensed Statements of Consolidated Comprehensive Income	36
Condensed Consolidated Balance Sheets	37
Condensed Statements of Consolidated Cash Flows	38
Condensed Statements of Consolidated Shareholders' Equity	39
Independent Auditors' Report	40
Investor Information	Inside Back Cover

Selected Financial Data

	Year Ended December 31,				
	1999 [1]	2000	2001 [2]	2002	2003 [3][4]
	(in millions, except per share amounts)				
Revenues	$ 7,511	$ 10,283	$ 10,559	$ 7,898	$ 9,760
Income from continuing operations before extraordinary item and cumulative effect of accounting change	1,631	245	499	369	420
Discontinued Operations	34	202	422	(4,289)	(16)
Extraordinary item, net of tax	(183)	—	—	—	—
Cumulative effect of accounting change, net of tax	—	—	59	—	80
Net income (loss) attributable to common shareholders	$ 1,482	$ 447	$ 980	$ (3,920)	$ 484
Basic earnings (loss) per common share:					
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 5.72	$ 0.86	$ 1.72	$ 1.24	$ 1.38
Discontinued Operations	0.12	0.71	1.46	(14.40)	(0.05)
Extraordinary item, net of tax	(0.64)	—	—	—	—
Cumulative effect of accounting change, net of tax	—	—	0.20	—	0.26
Basic earnings (loss) per common share	$ 5.20	$ 1.57	$ 3.38	$ (13.16)	$ 1.59
Diluted earnings (loss) per common share:					
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 5.70	$ 0.85	$ 1.71	$ 1.23	$ 1.37
Discontinued Operations	0.12	0.71	1.44	(14.31)	(0.05)
Extraordinary item, net of tax	(0.64)	—	—	—	—
Cumulative effect of accounting change, net of tax	—	—	0.20	—	0.26
Diluted earnings (loss) per common share	$ 5.18	$ 1.56	$ 3.35	$ (13.08)	$ 1.58
Cash dividends paid per common share	$ 1.50	$ 1.50	$ 1.50	$ 1.07	$ 0.40
Dividend payout ratio from continuing operations	26%	174%	87%	86%	29%
Return from continuing operations on average common equity	30.1%	4.6%	9.1%	9.0%	31.4%
Ratio of earnings from continuing operations to fixed charges	5.38	1.80	2.18	1.70	1.68

	Year Ended December 31,				
	1999 [1]	2000	2001 [2]	2002	2003 [3,4]
	(in millions, except per share amounts)				
At year-end:					
Book value per common share	$ 18.70	$ 19.10	$ 22.77	$ 4.74	$ 5.77
Market price per common share	$ 22.88	$ 43.31	$ 26.52	$ 8.01	$ 9.69
Market price as a percent of book value	122%	227%	116%	169%	168%
Assets of discontinued operations	$ 6,095	$ 14,323	$ 12,392	$ 63	$ —
Total assets	$ 29,308	$ 35,908	$ 31,971	$ 20,457	$ 21,377
Short-term borrowings	$ 3,012	$ 4,886	$ 3,529	$ 347	$ 63
Long-term debt obligations, including current maturities	$ 8,883	$ 5,756	$ 5,552	$ 10,005	$ 10,945
Trust preferred securities [5]	$ 705	$ 705	$ 706	$ 706	$ —
Cumulative preferred stock	$ 10	$ 10	$ —	$ —	$ —
Capitalization:					
Common stock equity	36%	46%	52%	12%	14%
Trust preferred securities	5%	6%	5%	6%	—
Long-term debt, including current maturities	59%	48%	43%	82%	86%
Capital expenditures, excluding discontinued operations	$ 865	$ 905	$ 1,211	$ 846	$ 648

(1) 1999 net income includes an aggregate non-cash, unrealized gain on our indexed debt securities and our Time Warner Inc. (Time Warner) investment, of $1.2 billion (after-tax), or $4.09 earnings per basic share and $4.08 earnings per diluted share. For additional information on the indexed debt securities and Time Warner investment, please read Note 7 to our consolidated financial statements. The extraordinary item in 1999 is a loss related to an accounting impairment of certain generation-related regulatory assets of our Electric Generation business segment.

(2) 2001 net income includes the cumulative effect of an accounting change resulting from the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ($59 million after-tax gain, or $0.20 earnings per basic and diluted share). For additional information related to the cumulative effect of accounting change, please read Note 5 to our consolidated financial statements.

(3) 2003 net income includes the cumulative effect of an accounting change resulting from the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" ($80 million after-tax gain, or $0.26 earnings per basic and diluted share). For additional information related to the cumulative effect of accounting change, please read Note 2(n) to our consolidated financial statements.

(4) Resolution of the 2004 True-Up Proceeding and monetization of our remaining interest in Texas Genco could materially impact our results of operations, financial condition and cash flows. Additionally, we are no longer permitted under the Texas electric restructuring law to record non-cash ECOM revenue in 2004. For more information on these and other matters currently affecting us, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Significant Events in 2004" in our 2003 Form 10-K.

(5) The subsidiary trusts that issued trust preferred securities have been deconsolidated as a result of the adoption of FIN 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46) and the subordinated debentures issued to those trusts are now reported as long-term debt as of December 31, 2003. For additional information related to the adoption of FIN 46, please read Note 2(n) to our consolidated financial statements.

Condensed Statements of Consolidated Operations

	Year Ended December 31,		
	2001	2002	2003
	(in thousands, except per share amounts)		
Revenues	$ 10,558,991	$ 7,898,072	$ 9,760,124
Expenses:			
Fuel and cost of gas sold and purchased power	6,307,732	3,958,574	5,439,907
Depreciation and amortization	663,309	614,348	624,581
Other operating expenses	2,264,296	1,992,198	2,091,472
Total	9,235,337	6,565,120	8,155,960
Operating Income	1,323,654	1,332,952	1,604,164
Other Income (Expense)	(566,934)	(765,574)	(939,399)
Income From Continuing Operations Before Income Taxes, Minority Interest, Cumulative Effect of Accounting Change and Preferred Dividends	756,720	567,378	664,765
Income Tax Expense	(257,378)	(198,540)	(216,301)
Minority Interest	36	(11)	(28,753)
Income From Continuing Operations Before Cumulative Effect of Accounting Change and Preferred Dividends	499,378	368,827	419,711
Discontinued Operations, net of tax	422,625	(4,289,061)	(16,116)
Cumulative Effect of Accounting Change, net of tax	58,556	—	80,072
Income (Loss) Before Preferred Dividends	980,559	(3,920,234)	483,667
Preferred Dividends	858	—	—
Net Income (Loss) Attributable to Common Shareholders	$ 979,701	$ (3,920,234)	$ 483,667
Basic Earnings Per Share:			
Income from Continuing Operations Before Cumulative Effect of Accounting Change	$ 1.72	$ 1.24	$ 1.38
Discontinued Operations, net of tax	1.46	(14.40)	(0.05)
Cumulative Effect of Accounting Change, net of tax	0.20	—	0.26
Net Income (Loss) Attributable to Common Shareholders	$ 3.38	$ (13.16)	$ 1.59
Diluted Earnings Per Share:			
Income from Continuing Operations Before Cumulative Effect of Accounting Change	$ 1.71	$ 1.23	$ 1.37
Discontinued Operations, net of tax	1.44	(14.31)	(0.05)
Cumulative Effect of Accounting Change, net of tax	0.20	—	0.26
Net Income (Loss) Attributable to Common Shareholders	$ 3.35	$ (13.08)	$ 1.58

Condensed Statements of Consolidated Comprehensive Income

	Year Ended December 31,		
	2001	2002	2003
		(in thousands)	
Net income (loss) attributable to common shareholders	$ 979,701	$ (3,920,234)	$ 483,667
Other comprehensive income (loss), net of tax:			
Minimum pension liability adjustment	12,764	(414,254)	47,296
Other comprehensive income (loss) from continuing operations	(36,512)	(29,910)	30,988
Other comprehensive income (loss) from discontinued operations	(157,069)	161,176	680
Other comprehensive income (loss)	(180,817)	(282,988)	78,964
Comprehensive income (loss)	$ 798,884	$ (4,203,222)	$ 562,631

Condensed Consolidated Balance Sheets

	December 31, 2002	December 31, 2003
	(in thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 304,281	$ 131,480
Other current assets	1,718,567	2,141,225
Current assets of discontinued operations	12,505	—
Total current assets	2,035,353	2,272,705
Property, Plant and Equipment, net	12,115,222	11,811,536
Other Assets:		
Goodwill, net	1,740,510	1,740,510
Regulatory assets	4,000,646	4,930,793
Other non-current assets	514,606	621,120
Non-current assets of discontinued operations	50,272	—
Total other assets	6,306,034	7,292,423
Total Assets	$ 20,456,609	$ 21,376,664
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	$ 1,157,325	$ 225,423
Regulatory liabilities	168,173	186,239
Other current liabilities	1,882,799	2,106,674
Current liabilities of discontinued operations	2,856	—
Total current liabilities	3,211,153	2,518,336
Other Liabilities:		
Accumulated deferred income taxes and unamortized investment tax credits	2,675,170	3,222,308
Regulatory liabilities	959,421	1,358,030
Other non-current liabilities	2,281,251	1,555,459
Non-current liabilities of discontinued operations	6,912	—
Total other liabilities	5,922,754	6,135,797
Long-term Debt	9,194,320	10,783,064
Commitments and Contingencies		
Minority Interest in Consolidated Subsidiaries	292	178,910
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures of the Company	706,140	—
Shareholders' Equity	1,421,950	1,760,557
Total Liabilities and Shareholders' Equity	$ 20,456,609	$ 21,376,664

Condensed Statements of Consolidated Cash Flows

	Year Ended December 31,		
	2001	2002	2003
		(in thousands)	
Cash Flows from Operating Activities:			
Net income (loss) attributable to common shareholders	$ 979,701	$ (3,920,234)	$ 483,667
Discontinued Operations	(422,625)	4,289,061	16,116
Income from continuing operations and cumulative effect of accounting change, less preferred dividends	557,076	368,827	499,783
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	708,770	756,679	799,923
Deferred income taxes and investment tax credit	(106,621)	302,245	499,136
Cumulative effect of accounting change, net	(58,556)	—	(80,072)
Changes in net regulatory assets and liabilities	(53,785)	(1,062,130)	(773,537)
Changes in other assets and liabilities	609,034	(99,264)	(97,989)
Other, net	75,570	56,111	48,611
Net cash provided by operating activities	1,731,488	322,468	895,855
Net Cash Used in Investing Activities	(1,195,686)	(765,555)	(666,881)
Net Cash Provided by (Used in) Financing Activities	(1,044,919)	722,763	(439,348)
Net Cash Provided by Discontinued Operations	443,858	6,997	37,573
Net Increase (Decrease) in Cash and Cash Equivalents	(65,259)	286,673	(172,801)
Cash and Cash Equivalents at Beginning of Year	82,867	17,608	304,281
Cash and Cash Equivalents at End of Year	$ 17,608	$ 304,281	$ 131,480

Condensed Statements of Consolidated Shareholders' Equity

	2001		2002		2003	
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands of dollars and shares)					
Preference Stock, none outstanding	—	$ —	—	$ —	—	$ —
Cumulative Preferred Stock, $0.01 par value; authorized 20,000,000 shares						
Balance, beginning of year	97	9,740	—	—	—	—
Redemption of preferred stock	(97)	(9,740)	—	—	—	—
Balance, end of year	—	—	—	—	—	—
Common Stock, $0.01 par value; authorized 1,000,000,000 shares						
Balance, beginning of year	299,914	2,999	302,944	3,029	305,017	3,050
Issuances related to benefit and investment plans	3,030	30	2,073	21	1,280	13
Balance, end of year	302,944	3,029	305,017	3,050	306,297	3,063
Additional Paid-in-Capital						
Balance, beginning of year	—	3,254,191	—	3,894,272	—	3,046,043
Issuances related to benefit and investment plans	—	130,630	—	11,866	—	(31,364)
Gain (loss) on issuance of subsidiaries' stock	—	509,499	—	(12,835)	—	—
Distribution of subsidiaries' stock	—	—	—	(847,200)	—	(146,263)
Other	—	(48)	—	(60)	—	—
Balance, end of year	—	3,894,272	—	3,046,043	—	2,868,416
Treasury Stock						
Balance, beginning of year	(4,811)	(120,856)	—	—	—	—
Contribution to pension plan	4,512	113,336	—	—	—	—
Other	299	7,520	—	—	—	—
Balance, end of year	—	—	—	—	—	—
Unearned ESOP stock						
Balance, beginning of year	(8,639)	(161,158)	(7,070)	(131,888)	(4,916)	(78,049)
Issuances related to benefit plan	1,569	29,270	2,154	53,839	4,004	75,207
Balance, end of year	(7,070)	(131,888)	(4,916)	(78,049)	(912)	(2,842)
Retained Earnings (Deficit)						
Balance, beginning of year		2,520,350		3,176,533		(1,062,083)
Net income (loss)		979,701		(3,920,234)		483,667
Common stock dividends — $1.125 per share in 2001, $1.07 per share in 2002 and $0.40 per share in 2003		(323,518)		(318,382)		(121,617)
Balance, end of year		3,176,533		(1,062,083)		(700,033)
Accumulated Other Comprehensive Income (Loss)						
Balance, beginning of year		(23,206)		(204,023)		(487,011)
Other comprehensive income (loss), net of tax:						
Minimum pension liability adjustment		12,764		(414,254)		47,296
Other comprehensive income (loss) from continuing operations		(36,512)		(29,910)		30,988
Other comprehensive income (loss) from discontinued operations		(157,069)		161,176		680
Other comprehensive income (loss)		(180,817)		(282,988)		78,964
Balance, end of year		(204,023)		(487,011)		(408,047)
Total Shareholders' Equity		$ 6,737,923		$ 1,421,950		$ 1,760,557

Independent Auditors' Report

To the Board of Directors and Shareholders of CenterPoint Energy, Inc. and Subsidiaries:

We have audited the consolidated balance sheets of CenterPoint Energy, Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. Such consolidated financial statements and our report thereon dated March 12, 2004, expressing an unqualified opinion and including explanatory paragraphs relating to the distribution of Reliant Resources, Inc., the change in method of accounting for goodwill and certain intangible assets and the recording of asset retirement obligations (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2003, and the related condensed consolidated statements of operations, shareholders' equity, comprehensive income and cash flow for each of the three years in the period ended December 31, 2003, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Houston, Texas
March 12, 2004

CENTERPOINT ENERGY INVESTOR INFORMATION

Annual Meeting

CenterPoint Energy, Inc.'s (NYSE:CNP) Board of Directors announced that the Annual Meeting of Shareholders will be held on Thursday, June 3, 2004, at 9 a.m. CDT in the CenterPoint Energy Tower auditorium, 1111 Louisiana Street, Houston, Texas. Shareholders who hold shares of CenterPoint Energy as of April 5, 2004, will receive notice of the meeting and be eligible to vote.

Investor Services

If you have questions about your CenterPoint Energy investor account, or if you would like to order any publications, please contact:

In Houston: (713) 207-3060
Toll Free: (800) 231-6406
Fax: (713) 207-3169

A list of publications and investor services may be found on the company's Web site at: www.CenterPointEnergy.com/investors.

Investor Services representatives are available from 8 a.m. to 4:30 p.m. Central time, Monday through Friday to help you with questions about CenterPoint Energy common stock, first mortgage bonds and enrollment in the CenterPoint Energy Investor's Choice Plan. You also can enroll in Investor's Choice online at: www.netstockdirect.com.

The Investor's Choice Plan provides easy inexpensive options, including direct purchase and sale of CenterPoint Energy common stock; dividend reinvestment; statement-based accounting and monthly or quarterly automatic investing by electronic transfer. You can become a registered CenterPoint Energy shareholder by making an initial investment of at least $250 through Investor's Choice.

CenterPoint Energy Investor Services serves as transfer agent, registrar and dividend and interest disbursing agent for CenterPoint Energy common stock and first mortgage bonds.

Information Requests

Call (888) 468-3020 toll-free for additional copies of:

2003 Annual Report
2004 Proxy Statement
2003 Form 10-K

Dividend Payments

Common stock dividends are generally paid quarterly in March, June, September and December. Dividends are subject to declaration by the Board of Directors, which establishes the amount of each quarterly common stock dividend and fixes record and payment dates.

Institutional Investors

Security analysts and other investment professionals should contact Marianne Paulsen, Director of Investor Relations at (713) 207-6500.

Stock Listing

CenterPoint Energy, Inc. common stock is traded under the symbol CNP on the New York and Chicago stock exchanges.

Auditors

Deloitte & Touche LLP, Houston, Texas

Corporate Offices, Street Address

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Mailing Address

P.O. Box 4567
Houston, Texas 77210-4567

Telephone: (713) 207-1111

Web Address: www.CenterPointEnergy.com

Design: Origin Design, Houston, Texas
www.origindesign.com

CenterPoint Energy, Inc.
Project No. 27503 2003 JUN -2 PM 2:50

PUBLIC UTILITY COMMISSION FILING CLERK

ELECTRIC UTILITY FILING ANNUAL REPORT OF AFFILIATE ACTIVITIES PURSUANT TO SUBST. RULE 25.84	§ § §	BEFORE THE PUBLIC UTILITY COMMISSION OF TEXAS

Contact: Paul LaSaint, Jr.
Phone: (713) 207-5218
E-mail: paul.lasaint@centerpointenergy.com

June 2, 2003

TABLE OF CONTENTS

Description	Page
CenterPoint Energy Houston Electric, LLC's Annual Report of Affiliate Activities for Year Ended December 31, 2002 .... (No electronic files)	2 – 154

PROJECT NO. 27503
ANNUAL REPORT OF AFFILIATE ACTIVITIES
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O.BOX 1700
HOUSTON, TEXAS 77251

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
2002 ANNUAL REPORT OF AFFILIATE ACTIVITIES

INDEX

REPORT ATTESTATION [25.71 (d)]

I. ORGANIZATION CHART

II. ORGANIZATION OWNERSHIP AND SCOPE OF BUSINESS

A. List of directors and/or officers common to the utility and each affiliate

B. Change in successive ownership

C. Description of the nature of the business activity of each affiliate with which the utility does business

D. Narrative description of the types of products and services provided to the utility by the affiliate and by the utility to the affiliate

E. Billing allocation formula utilized in transactions between the utility and its affiliates

III. FINANCIAL SUMMARIES OF UTILITY – AFFILIATE TRANSACTIONS

A. Charges by Utility to Affiliate

B. Charges By Affiliate to Utility

IV. CONTRACTS AND SERVICE AGREEMENTS

V. MIGRATION OF EMPLOYEES

VI. INFORMAL COMPLAINT RESOLUTION

VII. DEVIATIONS FROM CODE OF CONDUCT

VIII. COMPLIANCE PLAN UPDATES

IX. AUDITS OF AFFILIATE TRANSACTIONS

REPORT ATTESTATION
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.71 (d)

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(Transmission and Distribution Utility)
P.O. BOX 1700
HOUSTON, TEXAS 77251

THE STATE OF TEXAS

COUNTY OF HARRIS

I, the undersigned Walter Fitzgerald, VP/Controller - CenterPoint Energy Houston Electric, LLC, on my oath aver that the foregoing annual report of affiliate activities has been prepared, under my direction: that I have carefully examined the same, and declare the same to be correct to the best of my knowledge, information, and belief. Under separate cover, CenterPoint Energy Houston Electric, LLC has filed copies of contracts and service agreements between CenterPoint Energy Houston Electric, LLC and each affiliate with the Commission.

Walter Fitzgerald
VP/ Controller
CenterPoint Energy Houston Electric, LLC

Subscribed and sworn to before me this 2ND day of June 2003.

Notary Public in and for the County of
Harris, State of Texas

PANDY LIVINGSTON
Notary Public, State of Texas
My Commission Expires 3/21/2006

ORGANIZATION CHART
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

Oversized Organizational Charts

Oversized Organizational Charts

ORGANIZATION OWNERSHIP & SCOPE OF BUSINESS
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

LIST OF OFFICERS AND/OR DIRECTORS
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

OFFICERS OF CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND AFFILIATE COMPANIES AS OF MAY 15, 2003

The following CenterPoint Energy Houston Electric, LLC officers are also officers and/or officers of listed affiliate companies.

David M. McClanahan

Manager and Chairman
- CenterPoint Energy Houston Electric, LLC

Director, Chairman, President and Chief Executive Officer
- CenterPoint Energy Resources Corp.

Director, Chairman and President
- CenterPoint Energy International
- CenterPoint Energy Properties, Inc.

Director and Chairman
- CenterPoint Energy Management Services, Inc.
- Texas Genco Holdings, Inc.

Director, President and Chief Executive Officer
- CenterPoint Energy, Inc.

Director and President
- CenterPoint Energy Products, Inc.
- CenterPoint Energy Tegco, Inc.

Director
- Unit Gas Transmission Company

President
- Houston Industries FinanceCo GP, LLC

Thomas R. Standish

President
- CenterPoint Energy Houston Electric, LLC

President - Houston Electric; Information Technology
- CenterPoint Energy, Inc.

Scott E. Rozzell

Director, Executive Vice President, General Counsel and Corporate Secretary
- Texas Genco Holdings, Inc.

Executive Vice President, General Counsel and Corporate Secretary
- CenterPoint Energy Houston Electric, LLC
- CenterPoint Energy, Inc.
- CenterPoint Energy Resources Corp.
- CenterPoint Energy Transition Bond Company, LLC
- Texas Genco GP, LLC

Executive Vice President and Secretary
    CenterPoint Energy International, Inc.
    Houston Industries FinanceCo GP, LLC
Vice President and Secretary
    CenterPoint Energy Management Services, Inc.
    CenterPoint Energy Products, Inc.
    CenterPoint Energy Properties, Inc.
    CenterPoint Energy Tegco, Inc.
    Unit Gas Transmission Company

Gary L. Whitlock

Director, Executive Vice President and Chief Financial Officer
    Texas Genco Holdings, Inc.
Director and Executive Vice President
    CenterPoint Energy International, Inc.
Manager and President
    CenterPoint Energy Transition Bond Company
Executive Vice President and Chief Financial Officer
    CenterPoint Energy Houston Electric, LLC
    CenterPoint Energy, Inc.
    CenterPoint Energy Resources Corp.
    Houston Industries FinanceCo GP, LLC
    Texas Genco GP, LLC
Vice President
    CenterPoint Energy Management Services, Inc.
    CenterPoint Energy Products, Inc.

James S. Brian

Manager, Senior Vice President and Chief Accounting Officer
    CenterPoint Energy Transition Bond Company, LLC
Senior Vice President and Chief Accounting Officer
    CenterPoint Energy Houston Electric, LLC
    CenterPoint Energy, Inc.
    CenterPoint Energy Resources Corp.
    Houston Industries FinanceCo GP, LLC
    Texas Genco GP, LLC
    Texas Genco Holdings, Inc.

Walter L. Fitzgerald

Vice President and Controller
    CenterPoint Energy Houston Electric, LLC
    CenterPoint Energy, Inc.
    CenterPoint Energy Resources Corp.
    CenterPoint Energy Transition Bond Company, LLC
    Texas Genco Holdings, Inc.

Marc Kilbride

Director, Vice President and Treasurer
CenterPoint Energy Properties, Inc.
Manager and Vice President and Treasurer
CenterPoint Energy Transition Bond Company, LLC
Houston Industries FinanceCo GP, LLC
Vice President and Treasurer
CenterPoint Energy Houston Electric, LLC
CenterPoint Energy, Inc.
CenterPoint Energy International, Inc.
CenterPoint Energy Management Services, Inc.
CenterPoint Energy Products, Inc.
CenterPoint Energy Resources Corp.
CenterPoint Energy Tegco, Inc.
Texas Genco GP, LLC
Texas Genco Holdings, Inc.
Unit Gas Transmission Company

Andi J. McCormac

Vice President - Human Resources
CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Resources Corp., Houston Gas Operations

Sharon Michael-Owens

Vice President - Community Relations
CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Resources Corp., Houston Gas Operations

Rufus S. Scott

Vice President, Deputy General Counsel and Assistant Secretary
CenterPoint Energy Houston Electric, LLC
CenterPoint Energy, Inc.
CenterPoint Energy Resources Corp.
CenterPoint Energy Transition Bond Company, LLC
Texas Genco GP, LLC
Texas Genco Holdings, Inc.
Vice President and Assistant Secretary
CenterPoint Energy International, Inc.
CenterPoint Energy Products, Inc.
CenterPoint Energy Properties, Inc.
CenterPoint Energy Tegco, Inc.

CHANGES IN SUCCESSIVE OWNERSHIP
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

CHANGES IN SUCCESSIVE OWNERSHIP

Provide changes in successive ownership between the regulated utility and the affiliate.

CenterPoint Energy, Inc. is a public utility company that became the parent of Reliant Energy, Incorporated (Reliant Energy) and its subsidiaries on August 31, 2002 as part of a corporate restructuring of Reliant Energy (the Restructuring). Prior to the Restructuring, Reliant Energy was an operating integrated electric utility, a utility holding company for local gas distribution companies and the parent company of a group of companies providing energy and energy services on a non-utility basis primarily in North America and Western Europe. Reliant Energy's non-utility wholesale and retail energy operations were conducted principally through Reliant Resources, Inc. (Reliant Resources) and its subsidiaries. On September 30, 2002, we distributed to our shareholders the approximately 83% ownership interest we held in our subsidiary, Reliant Resources, effectively divesting our ownership of our unregulated businesses (Reliant Resources Distribution). The Restructuring implemented certain requirements of the Texas electric restructuring law described below. We are the successor to Reliant Energy for financial reporting purposes under the Securities Exchange Act of 1934. Our indirect wholly owned operating subsidiaries own and operate electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipeline. Our publicly traded subsidiary, Texas Genco Holding, Inc. (Texas Genco), operates electric generation plants. Our indirect wholly owned subsidiaries include:

- CenterPoint Energy Houston Electric, LLC (CenterPoint Houston), which engages in Reliant Energy's former electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston; and

- CenterPoint Energy Resources Corp. (CERC Corp. and, together with its subsidiaries, CERC), which owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of the number of customers served. Through wholly owned subsidiaries, CERC also owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

We Also have an approximately 81% ownership interest in Texas Genco, which owns and operates the Texas generating plants that were formerly part of the integrated electric utility that was part of Reliant Energy. We distributed approximately 19% of the outstanding common stock of Texas Genco to our shareholders on January 6, 2003.

We are a registered holding company, subject to regulation, with our subsidiaries, under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the SEC to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuance of securities, distributions and permitted lines of business.

With the separation of CenterPoint Energy, Inc. and Reliant Resources now complete, neither CenterPoint nor Reliant Resources owns any of the voting securities of the other company and thus neither corporation meets the statutory definition of an affiliate under PURA §11.003 (2). Similarly the present structures and operations of CenterPoint and Reliant Resources do not meet the substantial influence and control test such that the Commission may find the two corporations to be affiliated under PURA §11.006. CenterPoint and Reliant Resources do not have a common chairman or common directors. There is no one person or group of persons within Reliant Resources who actually exercise substantial influence or control, directly or indirectly, over the policies and actions of CenterPoint or the electric utility subsidiary of CenterPoint or is in a position to do so. There is no one person or group of persons within CenterPoint or the electric utility subsidiary of CenterPoint that actually exercises substantial influence or control, directly or indirectly, over the policies and actions of Reliant Resources or is in a position to do so. There is no common control of CenterPoint and Reliant Resources. There is no group of persons that could be deemed to be acting in concert to direct the management and policies of both Reliant Resources and CenterPoint or CenterPoint's electric utility subsidiary by either direct or indirect means.

CenterPoint Energy, Inc. does not consider Reliant Resources Inc. to be an affiliate under the definition of PURA §11.006, and only includes them as an affiliate in accordance with the final order of Reliant Energy's Docket 21956.

DESCRIPTION OF THE NATURE OF BUSINESS ACTIVITY
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

RELATIONSHIPS WITH AFFILIATES
AS OF JANUARY 1, 2003

CenterPoint Energy, Inc., is a public utility holding company that became the parent of Reliant Energy, Incorporated (Reliant Energy) and its subsidiaries on August 31, 2002 as part of a corporate restructuring of Reliant Energy.

Reliant Energy Inc., prior to restructuring, was an operating integrated electric utility, a utility holding company for local gas distribution companies and the parent company of a group of companies providing energy and energy services. Reliant Energy was converted into a limited liability company under the name CenterPoint Energy Houston Electric, LLC on August 31, 2002.

Houston Industries FinanceCo GP, LLC is a financing entity.

***Houston Industries* FinanceCo LP** is a financing entity.

CenterPoint Energy International, Inc. (formerly Reliant Energy International, Inc.) participated in the privatization of foreign generating and distribution facilities and the development and acquisition of foreign independent power projects.

CenterPoint Energy Products, Inc. (formerly Reliant Energy Products, Inc.) formerly developed and marketed inventions, technology, and other intellectual property.

CenterPoint Energy Properties, Inc. (formerly Reliant Energy Properties, Inc.) owns office buildings and a parking garage.

CenterPoint Energy Resources Corp. (formerly Reliant Energy Resources Corp.) owns and operates natural gas distribution systems, natural gas transmission pipelines and gathering systems and provides pipeline services. The following companies are subsidiaries/divisions:

CenterPoint Energy Arkla
CenterPoint Energy Entex
CenterPoint Energy Minnegasco
CenterPoint Energy Mississippi River Transmission Corporation
CenterPoint Energy Field Services, Inc.
CenterPoint Energy Gas Transmission Company
CenterPoint Energy Pipeline Services, Inc.
Unit Gas Transmission Company

CenterPoint Energy Management Services (formerly Reliant Energy Thermal Systems, Inc.) markets and develops district-cooling ventures and energy management services.

CenterPoint Energy Tegco, Inc. (formerly Reliant Energy Tegco, Inc.) formerly provided payroll services.

CenterPoint Energy Transition Bond Company, LLC (formerly Reliant Energy Transition Bond Company, LLC) purchased transition property established by a financing order from the Public Utility Commission of Texas and issued, supports and services one or more series of transition bonds secured by transition property.

Texas Genco, LP is a wholesale electric power generating company that sells electric generation capacity, energy and ancillary services within the Electric Reliability Council of Texas, Inc. market.

Reliant Resources Inc. is a non-utility wholesale and retail energy operation whose business operations consist of the following four business segments:

1. Retail energy -- provides electricity and related services to retail customers primarily in Texas and acquires and manages the electric energy, capacity and ancillary services associated with supplying these retail customers;
2. Wholesale energy -- provides electric energy and energy services in the competitive segments of the United States wholesale energy markets;
3. European energy -- includes power generation assets in the Netherlands and a related trading and origination business, and;
4. Other operations -- includes our venture capital investment portfolio and unallocated corporate costs.

TYPES OF PRODUCTS AND SERVICES PROVIDED BY THE AFFILIATE TO THE UTILITY AND BY THE UTILITY TO THE AFFILIATE YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

NARRATIVE DESCRIPTION OF TYPES OF PRODUCTS AND SERVICES

1. PRODUCTS AND SERVICES PROVIDED BY THE UTILITY TO THE AFFILIATE

DIRECT CHARGES: LABOR, BURDEN AND RELATED COSTS
Provide for services as requested by other companies to include all appropriate burdens, overheads, material and other costs.

DIRECT CHARGES: 3RD PARTY REIMBURSEMENT
Provide for pass through of invoiced costs that belong to an affiliate.

FACILITY RENT AND MAINTENANCE COSTS
Charge for use of floor space and facilities at the service centers.

REI/CEI ASSIGNED COSTS
Provide for corporate oversight activities.

SHARED SERVICES
Provides for the management of the Shared Services organization, and includes:
- Overall direction and accountability for Shared Services operations
- Shared Services budgeting and planning functions
- Administration of service level agreements
- Coordination and compilation of benchmarking/outsourcing studies
- Special projects/reports

PRODUCT & SERVICES
Charges for services performed related to a pre-defined project.

TRANSPORTATION & RELATED COSTS
Charge for transportation costs related to affiliates.

INVESTMENT FUNDING
Provide for the use of excess funds and the return of investment interest to the utility.

2. PRODUCTS AND SERVICES PROVIDED BY THE AFFILIATE TO THE UTILITY

CORPORATE OVERHEAD COSTS
Provide for the corporate oversight activities that are necessary to govern a large, publicly-held enterprise, such as CEO, CFO, corporate comptroller, treasurer, investor relations, strategic planning, corporate development, legal, human resources, communications and governmental and regulatory affairs. See the Corporate Cost Center Assignment Manual for specific descriptions of each activity.

CORPORATE PASS THROUGH COSTS
Provide for consolidated business transactions around insurance, tax payments, benefit plans, debt handling, and others as required to pass-through costs to a 3rd party for settlement of corporate liabilities.

DIRECT CHARGE: LABOR, BURDEN AND RELATED COSTS
Provide for services as requested by the utility to include all appropriate burdens, overheads, material and other costs.

METERING SERVICES
Provide contracted metering services, equipment and other related products.

GAS
Provide for the supply of natural gas to facilities of the utility for consumption in business activities.

FACILITY RENT AND MAINTENANCE
Charge for use of floor space and facilities which the utility uses.

DIRECT CHARGES ADMINISTRATIVE EXPENSES
Provide various administrative services to the utility.

TRANSPORTATION AND RELATED COSTS
Transportation costs related to activities at the utility.

REI/CEI ASSIGNED COSTS
Provide for corporate oversight activities.

Human Resources—Provides Office Support Services

Convenience Copiers

Provide low-volume capacity copiers in various locations for the clients (service is outsourced to several vendors):

- Provide acquisition and maintenance services

- Administer contracts and ensure contract compliance
- Perform needs analysis for client equipment and consulting on relocations, removals, upgrades or downgrades, and new products
- Provide on-going product evaluations
- Communicate to clients concerning status of equipment acquisitions, removal, etc.
- Maintain accurate equipment inventory and volume counts

Copy Center

Provide a full service reproduction shop to include, but not limited to the following products:

- High speed duplicating
- Color copying
- Full bindery/finishing
- Client consulting and support on document preparation and printing requirements

Forms Design

- Partner with clients to provide forms design and analysis for new and revised forms, for both electronic and paper formats
- Serve as electronic forms project manager and owner

Forms Management

- Develop and maintain forms inventory levels
- Manage production and distribution of forms
- Negotiate and maintain contracts with forms and envelope vendors
- Provide delivery to site, desktop, standalone, LAN, and Web distribution

Graphics

- Create original graphic design and production for various types of communication
- Create original illustrations as needed to support design projects
- Provide photography as needed to support design projects
- Create original design and production of signage and banners
- Create original Web page design and production
- Create original trade show display and promotional pieces
- Partner with Client on project research and strategy planning

Insert Operations

- Insert and mail customer bills and other high volume mailings using high speed inserting equipment
- Order and stock customer bill envelopes
- Obtain/maintain lowest applicable postage rate for mailings
  - Meet all U.S. Postal Service preparation requirements for high volume mailers
  - Maintain documentation required to support high volume mailings for Postal discount
- Provide consultation on Company and U.S. Postal Service requirements for mailings
- Provide presort vendor and USPS account reconciliations and replenish accounts
- Maintain and coordinate disaster recovery contract with third party vendor
- Provide daily E-mail report of volume of bills mailed and inserts sent
- Provide on-site materials storage:
  - up to 300,000 carrier and 300,000 return envelopes (up to total of 600,000)
  - up to 500,000 non-envelope inserts

Mail Services

- Provide pick-up and delivery of all Interoffice Mail, U.S. Mail, Certified Mail and Overnight Mail (FedEx, UPS, Airborne) for all company locations.
- Provide mail metering service
- Obtain and maintain PO boxes and postal permits.
- Consult on Company and U. S. Postal Service processes and requirements.

Records Management

- Manage and coordinate storage options for clients' files with vendor
- Coordinate the retrieval of boxes / files for client review
- Oversee the development and maintenance of a retention schedule that meets operational and legal requirements.

Finance & Administration Area

Bank Reconciliation

- Provide timely reconciliation of General Fund and Controlled Disbursement bank accounts to the General Ledger
- Monitor and analyze off balance sheet medical benefit controlled disbursement accounts for accuracy of funds flow.

Check Disbursements

- Print checks, insert into envelopes, and prepare for distribution

- Monitor bank Positive Pay file
- Send stop pay instructions to bank
- Re-issue replacement checks
- Maintain check printing log

Corporate Travel

Navigant International, a third party contractor, provides Corporate Travel Services for company travelers. Services offered to travelers include, but are not limited to:

- Provide air, hotel, auto rental, and limousine rental arrangements in accordance with Corporate Travel Policy
- Provide assistance with visa and passport processing
- Provide assistance with meeting planning

Escheat Processing and Reporting

- Reclassify outstanding customer refunds, accounts payable disbursements and payroll checks as unclaimed property
- Attempt to contact claimants of unclaimed items
- Remit to responding claimants their previously unclaimed amounts
- Report and remit to the proper agencies any remaining unclaimed property
- All of this will be accomplished according to the laws of the various states

Payroll

- Process and issue regular payroll checks and direct deposits
- Process and issue off-cycle payroll checks/direct deposits
- Process and issue travel advances
- Process per diems
- Process travel reimbursements
- Process educational assistance
- Process relocation allowances
- Process and issue bonus payments and salary changes
- Administer voluntary deductions and wage garnishments
- Comply with union agreements as they relate to payroll
- Prepare and file payroll related tax returns
- Issue employee W-2 forms and certain non-employee 1099s
- Maintain payroll records and provide litigation and audit support
- Comply with all payroll related reporting requirements
- Provide client support
- Maintain Master and Organizational Management Data in SAP
- Maintain departmental controls such that only authorized payroll transactions are processed

Remittance Processing

- Prepare mail for processing
- Provide image capture and data entry of payment information
- Prepare checks for deposit
- Initiate transmission of data to the appropriate host mainframe for customer payment update
- Provide support for electronic payments
- Provide image archiving of checks and stubs
- Process returned checks
- Consult with clients to develop payment solutions
- Handle customer/vendor interaction and payment resolution
- Forward correspondence sent with customer payments to central point at Business Unit

Facilities Management Area

Building Operations

- Provide building and building systems repairs and maintenance.
- Support general operating requirements such as:
  - Air conditioning/heating
  - Cabling
  - Elevators
  - Ice machine maintenance
  - Groundskeeping
  - Pest control
  - Electrical and plumbing maintenance
  - Other tenant services (excluding tenant services at Service Center locations). Tenant services at Service Center locations will be provided at additional cost.
- Provide janitorial services
- Manage utilities
  - Electricity
  - Water & sewer bills
  - Waste water treatment plants
  - Water well maintenance
- Employee relocations/moves.

Facilities Project Management

- Provide building design and construction management services
- Develop project scope

- Estimate project cost and schedule
- Provide design and engineering services
- Generate contract documents
- Provide construction management services
- Select and purchase furnishings
- Manage relocation of furnishings and employees
- Provide quality control services
- Provide cost tracking and reporting services
- Provide real estate services

Purchasing & Logistics Area

Accounts Payable

- Provide Image Processing (for records retention and retrieval)
- Handle Invoice Processing
- Handle Error Processing
- Provide Account Reconciliation
- Monitor Reports
- Monitor Automated Invoice Processing
- Support Ancillary Processing
- Issue manual checks
- Provide Inventory Accountant

Investment Recovery

- Sell designated obsolete/surplus/scrapped materials, vehicles and equipment in a timely manner.
- Establish and manage long term contracts for sale and disposal of obsolete/surplus material and equipment.
- Manage Corporate Recycling Program.
- Coordinate return of materials to be salvaged from field.

Logistics (Electric)

- Receive, store and stage materials and supplies
- Issue materials, supplies, and spares
- Transport materials and supplies to Client locations (job site deliveries) and between storage facilities. Coordinate as requested by Client.
- Manage Reverse Logistics by handling, classifying, and returning to inventory or dispositioning materials and supplies returned from the field
- Disposition materials into most appropriate waste or salvage stream (salvage and repair, recycle scrap, sale, disposal)
- Coordinate repair process for stock and non-stock materials

- *Provide safe working environment*
- Partner with Client to provide Supply Chain analysis and solutions
- Provide Client services after hours or upon request, 24 hours a day
- Manage hazardous waste, rubber hoods, and trash disposal services
- Manage operating costs

Purchasing

- Manage the Supply Chain Process
- Partner with client to provide Supply Chain analysis and solutions
- Obtain goods and services as required by the client
- Establish and maintain vendor agreements
- Coordinate the negotiation, development and award of contracts for goods and services
- Manage the vendor base, and measure vendor performance
- Perform inventory management of standard stock and non-stock material
- Manage operating costs within approved budget

Supplier Diversity

- *Manage the Five-Year Plan Procurement Initiatives*
- Coordinate internal Advisory Council activities and action items
- Support and assist client Supplier Diversity Teams in establishing and achieving MWBE target initiatives
- Monitor MWBE procurement processes and procedures and associated results
- Implement, evaluate, and monitor Second-Tier expectations and requirements
- Publicize and communicate supplier diversity emphasis & awareness internally/externally
- Plan and implement internal/external training, workshops, networking, and recognition events
- Participate in MWBE outreach and developmental activities
- Liaison to political, business, and community organizations and councils with strong interest in supplier diversity
- Assist clients with bids requiring MWBE participation/ Update and enhance MWBE database
- Respond to Federal, State, and Local reports / filings / issues / concerns / requests.

Corporate Security Area

Security Services

Supports Business Unit Management in securing personnel and assets by providing:

- Contract guards and off-duty police officers for RE Plaza and CenterPoint service centers, substations, and transmission lines
- Installation, monitoring, and maintenance of electronic security systems at RE Plaza, HL&P service centers, and substations
- Confidential investigative services for HL&P management and Human Resources
- Security presentations and training

Shared Services Administration

Provides for the management of the Shared Services organization, and includes:

- Overall direction and accountability for Shared Services operations
- Shared Services budgeting and planning functions
- Administration of service level agreements
- Coordination and compilation of benchmarking/outsourcing studies
- Special projects/reports

INFORMATION TECHNOLOGY

Data Circuit Management
Data transmission circuits are specialized communications lines that provide a path for data (or voice or video) to move from one location to another. Always-on (non-dial) data circuits are used in many ways to support the core business functions of the business units. Such circuits connect remote locations to the corporate data network to provide access to SAP, the Internet, Lotus Notes messaging, and a multitude of corporate and business unit business applications. Other examples are tie line circuits used to connect PBXs to the voice network, remote data collection and telemetry circuits sometimes referred to as SCADA (Supervisory Control and Data Acquisition), remote phone extensions, relays, security cameras, etc. Data Circuit Management services and functions include:

- 24 x 7 Operations
- Circuit Connection and Internal Distribution
- Capacity Monitoring
- Circuit Consolidation Services
- Carrier Management and Administration (Life Cycle Management)
- Access to the Corporate Private Communication Network

Desktop Data Device Services
Desktop Data Device Services provides access to applications and resources residing on platforms connected to the proprietary corporate network. This includes mainframe applications, distributed applications, desktop software and

hardware, servers, E-mail, Internet/Intranet access, and data security. Service includes, but is not limited to, the following:

- Desktop Connectivity
- Desktop Support
- WAN Access
- Server Backup Services / Shared Midrange Platform Utilization
- LAN Administration
- Messaging Services
- Information Security
- Nerve Center Monitoring
- Help Desk Services
- Equipment Support Services
- Vendor Contract Management

Enterprise Document Management System

An Enterprise Document Management (Imaging) System reduces handling of paper documents and paper storage costs, eliminates microfilming activities, supports online access to all document records and multiple online users, and improves customer support and access time to stored documents. EDMS system services include:

- Hardware Support
- Software Support
- FileNet Desktop Software and Custom Application Support
- Scan / Indexing Support
- Print Manager

IT Solutions Delivery

IT Solutions Delivery includes:

- Project/Architecture/Technology Support
- Application Development & Production Support
- SAP Support
- Strategic Data Services

Project/Architecture/Technology Support

IT's Project/Technology Office works to establish new Project Management practices to improve IT/business alignment and manage project costs, optimize IT architecture to manage costs and increase flexibility, complete Generation/Transmission & Delivery/Retail unbundling transition programs, and achieve strategic objectives in regulatory, IT, and business development arenas.

Application Development & Production Support

IT Solutions Delivery works in partnership with the Strategic Business Units to implement automated solutions to satisfy business needs and client requirements. This service includes partnering with business unit clients to develop strategic business plans, requirements, feasibility, analysis and design documents. Additional services include software development and/or acquisition;

unit, functional, and integration testing; implementation and support of production applications; technical consultations and facilitation.

SAP Support
Information Technology supports the maintenance of hardware and software, training, and system enhancements for enterprise applications (SAP) that run numerous critical business systems including financial reporting, payroll, accounts payable, accounts receivable, human resources, materials management, purchasing and logistics, budgeting, work management, and customer care and service.

Strategic Data Services
Strategic Data Services include Data Analysis and Database Administration. SDS provides the data and process analysis required to design, implement, and maintain databases, including the creation and maintenance of application data models. Database administration involves creating, updating, monitoring, and tuning of databases through the phases of initiation, assessment, design, development, deployment, and maintenance on both the mainframe and distributed platforms.

Mainframe Operations
Mainframe Operations include:
- Mainframe CPU (Central Processing Unit) Utilization
- Mainframe Data Storage
- Dedicated Server Support
- Bill Print

Mainframe CPU Utilization
Mainframe CPU Utilization includes use and support of the mainframe-computing platform, along with related hardware, software, staff, and environmental elements. Included is the mainframe processors, operating system, and related software, high speed printers and microfiche equipment.

Mainframe Data Storage
Mainframe Data Storage includes all mainframe DASD (Direct Access Storage Devices), Automated Tape Libraries (robotic tape mounts), tape storage, and tape mounting along with related maintenance, supplies, and labor.

Dedicated Server Support
Dedicated Server Support includes use and support of mainframe and midrange (UNIX, Gateways and specialized servers) platforms directly attributable to specific clients, along with related hardware, software, staff, and environmental elements. Included are the hardware systems, data storage, operating system and related software and operations and technical support functions.

Bill Print
Bill Print includes use and support of high-speed mainframe printers for production of customer bills and other mailing items, along with related hardware, software, staff and environmental elements.

Voice Services
Information Technology installs and supports voice hardware, software, and network circuits. Voice Services include:

- Telephone Basic Line
- Automated Call Distribution (Call Center Basic Line)
- Moves/Adds/Changes
- Videoconferencing
- Radio Services

Telephone Basic Line
Information Technology provides a telephone line connection on the corporation's private telephone network. The cost of the connection includes operation and maintenance of the telephone switch network; telephone, fax, and modem lines; video/audio teleconferencing; voice mail and voice processing; and caller ID, 411 information, and 911 emergency services.

Call Center Basic Line
This service includes an Automated Call Distribution (ACD) teleset connection to the corporate Call Center phone system. The cost of this service includes operation and maintenance of the phone system and new applications, agent console and headset connectivity, detailed real-time and historical call traffic management reports, security and problem resolution.

Moves/Adds/Changes
This service includes labor associated with the delivery of voice services, including consultation and technician time to add, move, or reconfigure any voice asset.

Videoconferencing
This service provides intra-company video conferencing utilizing corporate-owned and -operated video hardware. One-way video can be broadcast to ten locations via the corporate T-1 video network. Satellite downlinks via redundant satellite equipment are available for broadcast to nine sites.

Radio Services
This service is a requirement to ensure that the corporation is in compliance with all regulating authorities (federal, state, local). This service includes a variety of regulatory and other activities associated with corporate radio systems.

BILLING ALLOCATION FORMULA UTILIZED IN TRANSACTIONS BETWEEN THE UTILITY AND ITS AFFILIATES
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

LIST OF THE BILLING ALLOCATION FORMULA, BASIS FOR EACH FORMULA, AND PERCENTAGES ALLOCATED BY EACH FORMULA TO EACH AFFILIATE

1. FOR TRANSACTIONS FROM EACH AFFILIATE TO THE UTILITY

CORPORATE OVERHEAD COSTS FORMULA

Post merger corporate cost allocation procedures were designed, among other things, to satisfy the myriad regulatory requirements of various jurisdictions in which CenterPoint Energy, Incorporated business units operate. Attached is the "CenterPoint Energy, Incorporated Corporate Cost Center Assignment Manual" which provides the description of the billing allocation formula and the basis for each formula. The manual is, in practical effect, simply a statement by CenterPoint Energy, Incorporated of how it is internally allocating cost (as of January 1, 2002) incurred at the corporate level on behalf of its various business units.

SAP SOFTWARE AND RELATED COSTS FORMULA

SAP Production Support Allocations

SAP Production Support for 2002 was allocated to the business units based on the following key drivers – the number of employees and the operating expenses of the business units.

CenterPoint Energy

Corporate cost center Assignment manual 2002

Introduction

Company operations

CenterPoint Energy (CNP) is a large, diversified energy services company. Its operations include regulated electric utility services, regulated natural gas distribution, natural gas gathering, regulated interstate pipelines, non-regulated domestic and International wholesale energy services, telecommunications and ownership of equity interests in foreign natural gas and electric companies. These operations are carried out through business units which may be individual, groups of subsidiaries, or unincorporated divisions of CNP. The business units maintain their own accounting records, including general ledgers. In addition, CNP maintains a corporate general ledger where the costs of certain centralized corporate oversight activities are recorded and accounted for. These activities include those necessary for the overall governance of any large, publicly-held enterprise such as executive oversight, finance, corporate planning, corporate development, legal, corporate communications, human resources, regulatory and government affairs. It is the activities performed through these corporate "centers", which are maintained on the corporate general ledger, that are subject to cost assignment using the methodology set forth in this manual.

In addition, there may be other services provided by one or more business units on behalf of another business unit. Those services are not covered by this manual.

Regulation

Some of CNP's business units which will receive the assignment of costs set forth in this manual are regulated utilities. CNP has regulated utility operations in six states. Therefore, it is important that the cost assignment methods used be acceptable in all regulatory jurisdictions. It would be unworkable if one jurisdiction required a certain cost be assigned using a different method than another jurisdiction. To help ensure that the cost assignment methods would be acceptable in all jurisdictions, CNP engaged the firm of DMG Maximus, a firm that specializes in assignment studies, to assist in the preparation of the cost study. Many of DMG's clients are regulated utilities and government agencies. It is CNP's present practice for DMG to determine the plan cost assignments and perform the annual cost assignment true-up, under the direction of the CNP assistant comptroller.

Introduction

Regulation continued

In choosing the assignment methods, DMG selected cost drivers which meet the five criteria set forth on page six of the manual: (1) cost causative, (2) measurable, (3) objective, (4) stable or predictable and (5) consistently applicable. These criteria are critical because CNP is an organization in transition. It is CNP's intention to continue to pursue acquisitions to grow its existing operations. This is evidenced by its recent acquisition of a Dutch utility and power plants on the east coast. It may also divest of certain operations when appropriate, as evidenced by the recent announcement of its intent to sell its Latin American foreign operations. Because the portfolio of businesses will continue to change, CNP selected cost assignment methods which would continue to be meaningful and appropriate in a changing environment.

Anticipated changes

Although the methodology is flexible, the way in which it is applied across the corporate center will likely be different as CNP transitions through time. Corporate cost centers will be added and deleted and the activities within a cost center may change, so as to necessitate use of a new assignment formula.

As changes occur, CNP will update the manual and processes with the necessary changes. It is important to understand that process changes will not affect the cost assignment methodology, but merely how it is applied.

The remainder of the manual discusses the assignment method, the criteria for selections, and the calculation process.

Purpose of Assignment of Corporate Overhead Costs

The purpose of assigning corporate overhead costs to individual segments and business units is to reflect all costs of doing business in each segment and business unit including corporate overhead costs thereby reflecting the financial results of operations as though the segment or business unit had operated independently of all others.

Definition of Corporate Costs to Be Assigned

The combined CNP company is staffed with certain centralized functions operating in support of more than one of its business units. These functions are required to comply with external government and regulatory requirements or driven by valid business needs. Through centralization, duplication of staff and resources is minimized. It is these common centralized functions, which are not otherwise supporting a single business unit, that are considered "corporate costs."

Assigned corporate costs do not include billings from one business unit to another for services which reside outside of the corporate center (information systems, facility support, purchasing, etc.). Nor does it include direct charges which are specific charges incurred directly in support of a business unit and billed directly to that business unit.

Basis of Assignment of Corporate Costs

In order to obtain a reasonable cost assignment method, the Company adhered to the following criteria:

Cost-causative–

The distribution method should represent the relationship between the cause for the expense being incurred and the effect that the activity (and its associated cost) has on the operations of the benefiting business unit.

Measurable–

The distribution method should be derived from operational or financial data which is subject to internal accounting controls and independently auditable.

Objective–

The ability to influence the outcome of the distribution of any costs that cannot be directly linked to a specific business unit must be avoided. The method should reflect the causative nature of the incurred costs, with no intrinsic bias towards any business unit.

Stable/Predictable–

The distribution method should not produce inherent variations in the distribution of costs which are not related to fundamental changes in the service level provided.

Consistently applicable–

The amounts distributed to any one business unit should be no higher than those charged to any other business unit on a per unit of usage basis. Basically, the cost per unit should be the same for all users of that particular service.

Methodology of Assignment of Costs

Steps for assignment of costs:

1. Identify non-billable costs.

2. Identify direct charge specific support.

3. Identify legislative advocacy and charitable contribution costs.

4. Identify CenterPoint Energy corporate overhead.

5. Classify remaining support.
   A. Internal
   B. External

6. Identify and assign internal customer costs through fixed distribution.

7. Identify and assign costs to support external stakeholders.

The following pages outline these steps in further detail.

Step 1: Identify Non-billable Costs

All corporate costs that are non-billable costs are identified. For example, corporate development expenses are not billed to the business unit's. In addition, corporate capital costs are not currently billed to the business units. Non-billable costs are captured in the CNP financial statements in separate cost centers to ensure these costs remain at corporate.

CNP non-billable cost centers

Cost center	Description
125026	Financial Services*
125027	Corporate Risk Management*
125010	eBusiness
125043	Limestone Conference Center
125110	Tax*
125213	Corporate Development
125215	Treasury*
125310	Executive Benefits*
125450, 125451, 125452	Aircraft
125453	Corporate Overhead
104300	Corporate Overhead

Note: cost centers starting with the prefix 125 are CenterPoint Energy (CNP) cost centers. Cost centers starting with the prefix 104 are reliant energy resources (RER) cost centers.

*Some portion of these functional areas have billable costs which are captured in separate cost centers.

Step 2: Identify Direct Charge Specific Support

Each corporate cost center is responsible for charging expenses incurred directly on behalf of any single business unit to that business unit. Direct billed charges can be either external or internal. External direct charges such as travel, consulting and legal services are costs paid to third parties on behalf of a specific business unit. Internal direct charges are labor costs charged to certain projects performed by CNP personnel for a specific business unit. In these instances, CNP corporate personnel track time and expenses and these costs are billed directly to the business unit. For example, CNP performs internal audit services for HL&P. The CNP audit staff track time spent on such activities and these costs are charged directly to HL&P.

Costs incurred in support of any foreign utility operations are identified and billed through direct charges which may include exception time reporting to that business unit.

Direct charges are not assigned corporate center costs. They are costs related to services which are merely procured or brokered by a corporate center. They are incurred and billed directly to a specific business unit.

However, this study employs the direct charges and its components to assist in the understanding of the cost-causation of various cost centers. Some costs are assigned directly by the direct billings of the cost center. Cost center 125400 (auditing) exemplifies how some costs are assigned directly by the direct billings of that cost center.

Step 2: Identify Direct Charge Specific Support

Cost centers directly charged to the business units:

- 125093 Revenue Acct. Admin
- 125096 Financial Acct. Admin
- 125097 Gas Contract
- 125105 Property Acct. Hl&p
- 125106 Property Acct. Entex
- 125107 Property Acct. Arkla
- 125108 Gas Allocations & Analysis
- 125112 Regulatory Reporting
- 125119 Financial Acct. Electric
- 125114 Financial Acct. Gas
- 125115 Revenue Acct. Hl&p
- 125116 Revenue Acct. Entex Operations
- 125117 Revenue Acct. Gas Metro
- 125118 Revenue Acct. Arkla
- 125191 Arkla/entex Shared Services
- 125188 Labor Relations
- 125178 HR HL&P/Entex/Metro
- 125183 Corporate Services
- 125184 Texas Genco
- 125186 Wellness Center
- 125216 Entex Communications

Step 3: Identify Legislative Advocacy and Charitable Contribution Costs

In order to adhere to certain public utility commission (PUC) requirements, certain expenses must be specifically identified for regulated business units. For example, legislative advocacy and charitable contributions must be specifically identified during billing so that regulated business units can report and treat these costs consistently with PUC directives and rules. Procedurally this step is accomplished by charging these costs to specific cost centers. The cost centers are externally focused and therefore are assigned based on total assets. Please see page 18 for the rationale of this assignment.

The cost drivers for these legislative advocacy cost centers are shown on below:

Legislative advocacy

Based on assets (TDU/Genco/Entex):

- 125042 Texas State Relations
- 125050 Houston Relations

Step 4: Identify CNP Corporate Overhead

Any costs included within certain cost center's expenditures that represent overhead costs for CNP corporate personnel such as building rent are identified. Once Identified, the overhead costs are charged to business units based on the total CNP labor dollars distributed per business unit.

This assignment method is used because the majority of CNP corporate overhead are personnel related; therefore, they should follow the distribution of CNP labor to the business units.

Corporate Overhead

Based on CNP labor dollars:

- 125198 Corporate Overhead
- 125308 Employee Benefits (Burden)
- 104307 Benefits Clearing (RER)

Step 5: Classify Remaining Support

All costs remaining after identifying (1) non-billable costs, (2) direct charges, (3) legislative advocacy and charitable contribution costs and (4) corporate overhead costs must be evaluated and a general determination made as to whether "internal" or "external" customers are primarily being served by the cost center. Business units and/or their employees are considered internal customers. Support associated with external constituents such as customers, CNP investors, regulators, the general business community and the media are identified as work performed for external customers. This distinction is necessary because the "internal customer" cost drivers are different than those of "external customers". Internal customer cost drivers vary based on the type of cost being assigned. All external costs are assigned based on assets as explained on page 18.

Step 6: Identify and Assign Internal Customer Support Costs Through Fixed Distribution

Assignment through a fixed distribution involves conducting a detailed review of each corporate function to determine a specific cost-causation for each service provided. This cost-causation study results in a distribution percentage that is applied to cost center expenditures. This percentage is the cost-causation driver or statistic for each business unit over the total driver or statistic. For example, transmission & distribution utility assets would be the statistic over the total assets (total statistic). If there are multiple cost-drivers for the activities of the cost center, then the cost center dollars will be assigned based on the ratio of the dollars for each cost driver to the total applicable dollars. Normally, the activity can be classified as primarily representing the following categories:

- Corporate administration services,
- Human services,
- Financial services.

Please refer to the cost centers listed on pages 15 and 16. The cost centers are grouped by assignment method in order to facilitate the identification and assignment of internal customer support costs.

Step 6: Identify and Assign Internal Customer Support Costs Through Fixed Distribution (continued)

Cost Center Grouped by Assignment Method

Internal Customer Support Costs

Based on operating expenses (less fuel and purchased power):

- 125004 Chief Financial Officer (Whitlock)
- 125007 Planning & Performance
- 125020 Legal
- 125021 Senior Executive Legal
- 125100 Chief Accounting Officer
- 125101 Financial Accounting
- 125102 Federal Tax
- 125109 State & Local Tax
- 125209 VP Strategic Planning
- 104308 Reliant Energy Resources Accounting
- 125098 VP Controller
- 125099 Benchmarking
- 125121 Commercial Credit

(continued on next page)

Step 6: Identify and Assign Internal Customer Support Costs Through Fixed Distribution (continued)

Based on operating expenses (including fuel, purchased power, capital expenditures; less depreciation expense, less operating expenses of consolidated subsidiaries of RE International Inc.):

- 125200 Treasurer
- 125202 Cash Management
- 125210 Corporate Finance
- 125095 Risk Control Manager
- 125402 Chief Risk Director
- 104304 Reliant Energy Resources Finance (RERC)

Based on number of employees (all companies):

- 125307 Human Resources - Executive Administration
- 125094 Human Resources - Labor Relations
- 125166 Human Resources - Compensation
- 125175 Human Resources - Workforce Planning
- 125180 Human Resources - Employee Benefits Administration
- 125181 Human Resources - Organization Effectiveness

Step 6: Identify and Assign Internal Customer Support Costs Through Fixed Distribution (continued)

Based on internal audit labor charges (all companies):

•1 25400 Internal Audit

Based on direct labor charges of cost center:

•1 25111 Property Tax

Based on direct Claim charges of cost center:

•1 25162 Claims

Step 7: Identify and Assign Costs to Support External Stakeholders

The final step in the process is the distribution of any external support costs. External support costs benefit the overall management and operations of the business units and therefore, indirectly its customers, investors and communities in which it operates. In order to operate, a business unit generally must have assets and liabilities. As operations expand and grow, the balance sheet reflects this growth. The larger entities within the consolidated group are generally provided more support by corporate centers in terms of resources and time spent on their operations. In addition, the more significantly sized business units tend to be those "served first" where decisions must be made affecting all business units. Therefore, where support is provided either directly or indirectly the largest business units needs will tend to be given a higher priority. An assignment based on total asset values as a reasonable proxy for size, will therefore best meet the causation criteria which should be considered in selecting an assignment method.

Please refer to the cost centers listed below. The cost centers are grouped by assignment method in order to facilitate the identification and assignment of external stakeholder support costs.

External stakeholder support costs

Based on assets (all companies):

- 125001 President & CEO (Mcclanahan)
- 125019 Corporate Communications
- 125104 Plant Accounting Admin.
- 125150 World Energy Congress
- 125205 Investor Services
- 125206 Communications and Media Relations
- 125207 Advertising and Brand Equity
- 125211 Investor Relations

Step 7: Identify and Assign Costs to Support External Stakeholders

External stakeholder support costs

Based on assets (all companies):

- 125221 EVP-regulatory
- 125222 VP Regulatory Policy (TDU/Genco/Entex)
- 125225 Branding/promotions
- 125226 Regulatory Relations (TDU/Genco/Entex)
- 104311 Benefits RERC
- 104397 RERC Directors/officers
- 125203 Risk Insurance
- 125309 Executive Benefits

President and Chief Executive Officer (McClanahan)

Cost Center 125001

Major activities:

General activities and costs to support the office of the CEO such as salaries of the CEO and an executive assistant.
Office of the CEO
Strategic direction of the company
Business unit operations

Corporate Communications	cost center	(125019)
Human Resources	cost center	(125307)
CFO (Whitlock)*	cost center	(125004)
Legal*	cost center	(125021)
Government affairs*	cost center	(125221)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of the activity within these cost centers, see the separate analysis for each individual cost center.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All other costs are assigned based on total assets of the business units.

Basis of assignment:

Activities of this cost center primarily relate to providing support and interfacing with the board of directors and external entities such as stockholders, the investment community, customers and regulators. Therefore, the costs are assigned based on total assets of the business units.

Executive VP and CFO (Whitlock)

Cost Center 125004

Major Activities:

General activities and costs to support the office of the CFO such as salaries of the CFO and an executive assistant.

Office of Comptroller*	Cost Center	(125100)
Treasurer*	Cost Center	(125200)
Strategic Planning*	Cost Center	(125209)
Investor Relations*	Cost Center	(125211)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of the activity within these cost centers, see the separate analysis for each individual cost center.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services with an emphasis on financial compilation, review, planning and management provided on behalf of the employees of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are usually timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Chief Accounting Officer

Cost Center 125100

Major Activities:

General activities and costs incurred by the office of the chief accounting officer such as salaries of the and an executive assistant.

Performance Management*	Cost Center	(125007)
Federal Tax*	Cost Center	(125102)
State & Local Tax*	Cost Center	(125109)
Tax - Non-billable	Cost Center	(125110)
Property Tax*	Cost Center	(125111)
World Energy Congress	Cost Center	(125150)
Director of Finance Business Services*	Cost Center	(156218)
VP Controller*	Cost Center	(125098)
Internal Audit*	Cost Center	(125400)
Chief Risk Officer*	Cost Center	(125402)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of the activity within these cost centers, see the separate analysis for each individual cost center.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services with an emphasis on financial compilation, review, planning and management provided on behalf of the employees of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are usually timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Performance Management

Cost Center 125007

Major Activities:

Planning and business unit performance reviews.
Financial forecasting.
Development of plans and goals.
Cost Center 125099 Benchmarking

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services with an emphasis on one year and five year financial forecast compilation and analysis provided on behalf of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Benchmarking

Cost Center 125099

Major Activities:

Direct participation in benchmarking studies within and outside the industry.
Provide benchmarking analysis and consulting support to management
Lead cross-functional teams carrying out special projects.
Cultivate and maintain a network of benchmarking contacts both within and outside the industry.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of activities of this cost center, most services can be classified as benchmarking analysis. Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

VP Controller

Cost Center 125098

Major Activities:

General Activities and cost incurred by the VP Controller such as salaries of the Controller and executive assistant.

Financial Accounting*	Cost Center	(125101)
Property Accounting Administration	Cost Center	(125104)

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit, such as labor costs associated with accounting research specific to the business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of the activities of this cost center, most services/costs can be classified as accounting services with an emphasis on financial compilation, financial statement and results analysis and external audit fees provided/incurred on behalf of the business (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Financial Accounting

Cost Center 125101

Major Activities:

Compilation of internal and external financial reports.
Financial analysis of results of operations.
External audit fees.
Costs of consulting fees related to financial accounting issues.
SEC compliance reporting.
Accounting support of financing activities.
Perform due diligence reviews for acquisitions and provide accounting guidance for proposed transactions.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit, such as labor costs associated with accounting research specific to the business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Based on a review of the activities of this cost center, most services/costs can be classified as accounting services with an emphasis on financial compilation, financial statement and results analysis and external audit fees provided/incurred on behalf of the business (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Chief Risk Officer

Cost Center 125402

Major Activities:

Develop and maintain Corporate risk management policy.
Develop and maintain Corporate risk infrastructure.
Assist business units with specific risk limits, policy developments and implementation.
Advise Commodity Risk Oversight Committee and arrange risk reviews with office of the CEO.

Assignment Method:

Direct charges are tracked and charged directly to the appropriate business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as risk control services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Risk Control
Cost Center 125095

Major Activities:

- Develop and maintain Corporate risk infrastructure
- Assist business units with specific risk limits, policy developments and implementation

Assignment Method:

Direct charges are tracked and charged directly to the appropriate business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as risk control services provided on behalf of the C&I and Genco business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Gas Contract Administration

Cost Center 125097

Major Activities:

Develop and maintain Gas Contract infrastructure.
Assist business units with contract generation, issuance and storage.
Assist business units with contract policy developments and implementation.

Assignment Method:

Direct charges are tracked and charged directly to the appropriate business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as risk control services provided on behalf of all the C&I business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Commercial Credit

Cost Center 125121

Major Activities:

Develop and maintain Corporate Credit infrastructure.
Assist business units with credit exposure mitigation, policy developments and implementation.

Assignment Method:

Direct charges are tracked and charged directly to the appropriate business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of Assignment:

Based on a review of the activities of this cost center, most services can be classified as risk control services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Federal Tax
Cost Center 125102

Major activities:

Compilation of federal tax returns.
Preparation of estimates and payment of federal taxes.
Calculation of federal current and deferred tax expense, current taxes payable and deferred tax liabilities.
Federal tax planning.
Coordination and response to internal revenue services inquiries and audits.
Costs of consulting fees related to federal tax issues and strategic planning.
Preparation and maintenance of international tax data for accrual and dividend planning purposes.
Maintenance of tax systems.
Perform due diligence reviews for proposed acquisitions.
Monitor proposed tax legislation and prepare appropriate responses.
Litigation support for federal tax issues.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of assignment:

Based on a review of the activities of this cost center, most services/costs can be classified as financial services with an emphasis on tax compilation, tax planning and audit inquiry costs provided/incurred on behalf of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

State and Local Tax

Cost Center 125109

Major activities:

Compilation of sales and use tax returns (excluding minnegasco support).
Compilation of state income and franchise tax returns.
Preparation of estimates and payment of state income taxes.
Calculation of state current and deferred tax expense, current taxes payable and deferred tax liabilities.
State tax planning.
Coordination and response to state and local tax inquiries and audits.
Costs of consulting fees related to sales, use and state tax issues and strategic planning.
Prepare SFAS 109 accruals.
Perform due diligence reviews for proposed acquisitions and provide state income tax estimates for proposed acquisitions.
Monitor proposed tax legislation and prepare appropriate response.
Litigation support for state and local tax issues.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of assignment:

Based on a review of the activities of this cost center, most services/costs can be classified as financial services with an emphasis on tax compilation and analysis and planning and audit inquiry costs provided/incurred on behalf of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Property Tax

Cost Center 125111

Major activities:

Payment and review of property taxes and preparation of returns (excluding minnegasco support).
Negotiation of property taxes.
Costs of consulting fees related to property and tax issues and strategic planning.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
Remaining costs are assigned based on the method described below.

Basis of assignment:

The majority of costs (labor) incurred by this cost center are direct billed to the business unit (internal organizations). The small amount of remaining costs should therefore be assigned based on the direct billed labor distribution of this cost center.

World Energy Congress

Cost Center 125150

Major Activities:

Salaries and expenses of Executive, executive assistant and lease of office space.
Planning and coordination of World Energy Congress.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of Assignment:

Based on a review of the activities of this cost, the services focus on the external financial community. Therefore, the fixed distribution percentage is based on total assets.

Internal Audit

Cost Center 125400

Major activities:

General activities and costs to support the internal audit department which includes internal auditors' salaries, travel and supplies.
Internal process and financial reviews of business units and business units' functions.
Internal process reviews of corporate functions.
Assist in the external audit.
Review of benefit payments, travel expenses, etc.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
Remaining costs are assigned through a fixed distribution percentage each month based on the method described below.

Basis of assignment:

Based on a review of the activities of this cost center, most services can be directly assigned to specific business units. Therefore, the fixed distribution percentages are based on the number of budgeted man-days or hours per business unit as included in the annual internal audit plan. At the year end true-up, actual costs are charged based on the positive time reported by staff working on business unit audits. Any remainder is then assigned based on the distribution of the direct labor charges.

Office of Treasurer

Cost Center 125200

Major activities:

General activities and costs to support the office of the treasurer such as salaries of the treasurer and an assistant.
Consulting costs related to financings and insurance.

Cash management*	cost center	(125202)
Corporate risk management*	cost center	(125203)
Investor services*	cost center	(125205)
Corporate finance*	cost center	(125210)
Treasury - non-billable	cost center	(125215)
Corporate risk management non-billable	cost center	(125027)
Financial services non-billable	cost center	(125026)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of an activity within these cost centers, see the separate analysis for each individual cost center.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation and operating expense related to foreign, majority-owned subsidiaries. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Corporate Risk Management

Cost Center 125203

Major activities

Primary costs are the premium costs of various types of insurance procurred for the business units.
General activities and costs to support the insurance benefits group such as salaries for department employees.
Consulting costs related to insurance evaluations.
Internal evaluation of insurance risks and needs.

Assignment method:

The majority of expenses are direct charged. Direct charges consist primarily of insurance premium costs and travel, and are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of assignment:

The primary responsibility of this corporate center is to procure insurance and to assist business units in managing property and liability risks of their business units. The remaining costs of the department which cannot be direct billed (primarily directors and officers insurance costs) are assigned based on the total CenterPoint Energy assets per business unit.

Investor Services

Cost Center 125205

Major activities:

General activities and costs to support the investor services department such as salaries and supplies.
Payment of dividends to stockholders.
Coordination of dividend reinvestment plan.
Mailing of annual reports.
Shareholder recordkeeping.
Coordination of stockholder meetings.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of assignment:

Activities of this cost center primarily relate to providing support to external entities such as the stockholders. Therefore, the costs are assigned based on total assets of the business units.

Corporate Finance
Cost Center 125210

Major activities:

General activities and costs to support the administration and oversight of financial services and cash management including the salaries of the assistant treasurer and an assistant.
Financial analysis of existing financings.
Evaluation of new financing vehicles and instruments.
Support investment activities.
Cash management* cost center (125202)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of an activity within these cost centers, see the separate analysis for each individual cost center.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation expense. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Cash Management

Cost Center 125202

Major activities:

Most significant cost is bank fees.
General activities and costs to support the cash management department which includes department salaries, secretarial services, and supplies.
Payment of financing obligations (including interest) and related fees.
Daily cash management.
Monitoring bank accounts.
Execution of wire transfers.
Forecasting cash needs.
Manage banking relations in order to resolve problems and to minimize transaction costs.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit. (I.E., Bank fees)
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of assignment:

Based on a review of the activities of this cost center, most services can be classified as financial services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units, the fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Strategic Planning

Cost Center 125209

Major activities:

General activities and costs to support strategic planning for corporate and business units such as salaries of strategic planning department employees, secretarial services, consulting costs, etc.
Assistance to business units in the development of strategies.
Economic and financial analysis of business unit and corporate strategies.
Development and analysis of five year strategic forecasts of business units.
Outside consulting costs related to the evaluation of strategic plans of business units and corporate.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of assignment:

Based on a review of the activities of this cost center, most services/costs have an emphasis on financial and economic analysis of business unit and corporate strategies to improve the profitability of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded; as for most entities, these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Investor Relations

Cost Center 125211

Major Activities:

General activities and costs to support the investor relations department including salaries of department employees, secretarial services, travel and meeting costs.
Plan and prepare analyst presentations.
Meetings with security analysts and rating agencies.
Financial analysis to support discussions with security analysts and rating agencies.
Publications/reports sent to third parties including investors, analysts and rating agencies.
Coordination of statistical summary book.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of Assignment:

The activities primarily relate to providing services to external parties such as security analysts and rating agencies. Therefore, the costs are assigned based on total assets of the business units.

Executive Vice President - Regulatory

Cost Center 125221

Major Activities:

Salaries and expenses for Vice President and executive assistant		
Regulatory strategy		
SB7 Implementation		
Regulatory Relations Austin*	Cost Center	(125226)
VP Regulatory Policy*	Cost Center	(125222)
State Relations*	Cost Center	(125042)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of an activity within these cost centers, see the separate analysis for each individual cost center.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of Assignment:

Activities of this cost center primarily relate to regulatory activities that are externally focused. Therefore, costs are assigned to business units based on total assets.

Vice President - Regulatory Policy

Cost Center 125222

Major Activities:

Regulatory strategy
SB7 Implementation
Coordinate dockets for regulatory rulemaking policy at the PUC.
Coordination of rate proceedings and other technical filings at the PUC.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of Assignment:

Costs are assigned to business units based on the distribution of direct billings. Based on a review of the activities of this cost center most services can be defined as regulatory services. Most of these services are direct charged to the appropriate business units. All remaining costs will be assigned based on direct charges.

Regulatory Relations
Austin
Cost Center 125226

Major Activities:

General activities and costs to support labor, employee related expenses and professional fees.
Coordinate dockets and rule making
Maintain relationships with regulators and third parties
Develop company business, legislative planning and strategy
Monitor regulatory and legislative proceedings
Support legal litigation
SB7 implementation

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values of the business units.

Basis of Assignment:

Activities of this cost center primarily relate to regulatory activities that are externally focused. Therefore, costs are assigned to business units based on total assets.

Texas State Relations

Cost Center 125042

Major activities:

General activities and costs to support the texas state government relations department including salaries of department employees, secretarial services, state legislative advocacy costs, legislative consulting and advisor costs and travel costs, etc.

Lobbying activities related to industry deregulation, environmental issues, taxes, nuclear waste, tort reform, ethics, etc.

Local relations* cost center (125050)

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.

All other costs are associated with legislative advocacy which is assigned as described below.

Basis of assignment:

Activities relate to texas state legislative advocacy which directly benefits the business units operating in texas. Costs are assigned to business units operating in texas based on total assets.

Local Relations

Cost Center 125050

Major activities:

General activities and costs to support the texas local government relations department including salaries of department employees, secretarial services, local legislative advocacy costs, legislative consulting and advisor costs, etc.
Lobbying activities related to industry deregulation, environmental issues, taxes, franchise taxes, operational ordinances, etc. With local regulations.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit.
All other costs are associated with legislative advocacy which is assigned as described below.

Basis of assignment:

The activities of this cost center relate to legislative advocacy with texas local governments. Costs are charged to business units operating in texas based upon total assets.

Corporate Communications

Cost Center 125019

Major Activities:

General activities and costs to support the administration and management of corporate communications including salaries of management and secretarial assistance, travel costs, consulting cost, etc.

Communications*	Cost Center	(125206)
Branding/Promotions*	Cost Center	(125225)
Advertising and Brand Equity*	Cost Center	(125207)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of an activity within these cost centers, see the separate analysis for each individual cost center.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining costs are assigned based on total asset values as described below.

Basis of Assignment:

Based on a review of the activities of this cost center, services relate to external communications and event sponsorship with customers, media and financial audiences and the community at large. The greatest portion of costs and time are spent on externally focused activities. Therefore, the fixed distribution percentage is based on total assets of the business units.

Communications and Media Relations

Cost Center 125206

Major Activities:

General activities and costs to support external communications of financial information
Communication of financial information of CNP and various financial transactions of CNP and its business units to local média, investment community and stockholders.
Annual report, quarterly reports, speech writing.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All other costs are assigned based on total assets of the business units.

Basis of Assignment:

Activities primarily relate to external communication of financial information to customers, local media, investment community and stockholders. Therefore, the costs are assigned based on total assets of the business units.

Advertising and Brand Equity

Cost Center 125207

Major Activities:

Activities support building the CenterPoint Energy brand across all regulated and non-regulated strategic business units utilizing advertising. This involves developing and executing brand strategies, leading the company's interaction with all advertising agencies, coordinating creative development and maximizing associated media plans. Costs include agency fees, media expenses, department salaries and miscellaneous administrative costs.

Assignment Method

Direct charges are tracked and charged directly to the applicable business unit.
Other costs are assigned based on total assets of the business units.

Basis of Assignment:

This department provides advertising leadership and coordination for the corporation. The costs of many of these activities will be direct billed to the appropriate business unit. The remaining activities are externally focused and are assigned based on total assets of the business units.

Branding/Promotions

Cost Center 125225

Major Activities:

General activities and costs to support branding and corporate promotions for the CenterPoint Energy companies including media expenses, department salaries and consulting costs.
Sponsorship of major community events.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
Other costs are assigned based on total assets of the business units.

Basis of Assignment:

This cost center provides support to the entire corporation through its community activism and support. Based on a review of the activities of this cost center, most services support positive external relationships with customers and the community at large. Therefore, the costs are assigned based on total assets of the business units.

Human Resources - Executive Administration

Cost Center 125307

Major Activities:

Labor and labor related costs for the Vice President of Human Resources and an executive assistant.
Policy and planning for total compensation plans, workforce planning and training (internal organizations).
HR policy development.

Human Resources - Labor Relations*	Cost Center	(125094)
Human Resources - Compensation*	Cost Center	(125166)
Human Resources - Workforce Planning*	Cost Center	(125175)
Human Resources - Employee Benefits Administration*	Cost Center	(125180)
Human Resources - Organization Effectiveness*	Cost Center	(125181)
Human Resources - Technology*	Cost Center	(125182)

* Each of these major activities represent an individual cost center within this cost center. For further explanation of an activity within these cost centers, see the separate analysis for each individual cost center.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Assignment:

Based on a review of this cost center, the leader of the corporate Human Resources organization is responsible for policy and planning for all business units' HR related activities. As such, the related costs incurred in leading these activities benefit all business units and are therefore assigned proportionately based on the number of employees in each business unit.

Employee Benefits (Burden)
CNP Corporate
Cost Center 125308

Major activities:

Employee benefit plan expenses for all CenterPoint Energy corporate employees.

Assignment method:

Amounts are CenterPoint Energy corporate overhead costs and are assigned to business units based upon total CNP labor dollars distributed per business unit. Such amounts include employee benefit plan expenses related to CNP corporate employees, such as retirement plan, savings plan, post-retirement benefits, etc.

Basis of assignment:

See discussion of rationale of the assignment method for corporate overhead at the detailed analysis of corporate overhead cost center (125198). Employee benefits administration costs for the CNP employees are considered CNP overhead costs and are charged to business units based upon total CNP labor dollars distributed per business unit.

Executive Benefits
CNP Corporate
Cost Center 125309

Major activities:

Benefit plan expenses associated with other executive benefit plans.

Assignment method:

Direct charges are tracked and charged directly to the applicable business unit. Direct charges consist of executive benefits costs such as cash payments interest due annually on the insurance.
All other costs are assigned based on total assets of the business units.

Basis of assignment:

The primary responsibility of this corporate center is to provided other executive benefits plans. The remaining costs of the department which cannot be direct billed are assigned based on the total assets per business unit.

Human Resources - Labor Relations

Cost Center 125094

Major Activities:

General activities and costs to support the Labor Relations group, such as salaries for department employees.
Corporate strategy and framework of labor relations.
Benchmarking of labor trends.
Union negotiations.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of the activities in this cost center, the related costs incurred in leading these activities benefit all business units and are therefore allocated proportionately based on the number of employees in each business unit.

Human Resources - Compensation

Cost Center 125166

Major Activities:

General activities and costs to support the Compensation group, such as salaries for department employees.
Consulting costs relating to compensation plan design and market pricing.
Compensation strategy.
Base and variable pay design.
Administration of base and variable pay plans.
Compensation plan education and communication.
Key contributor process.
Recognition programs.
Marketing pricing.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of this cost center, the related costs incurred in leading these activities benefit all business units and are therefore allocated proportionately based on the number of employees in each business unit.

Human Resources - Workforce Planning

Cost Center 125175

Major Activities:

General activities and costs to support the Workforce Planning group, such as salaries for department employees.
Outside Service Fees and travel costs relating to recruiting.
Recruiting experienced hire, college/new graduates and MBA's.
Diversity initiatives.
Compliance programs (EEO/AAP).
Employee records.
Staffing planning.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of this cost center, the related costs incurred in leading these activities benefit all business units and are therefore allocated proportionately based on the number of employees in each business unit.

Human Resources - Employee Benefits Administration

Cost Center 125180

Major Activities:

General activities and costs to support the Employee Benefits Administration group, such as salaries for department employees.
This cost center is responsible for the benefits call center providing employee counseling and advocacy serving all employees with the exception of Minnegasco.
General activities and costs to support the Wellness Activity Center group, such as salaries for department employees - (CenterPoint Energy Plaza - Houston).
Benefit plan design.
Health and welfare benefit plan vendor evaluation, selection and management.
Benefit budgeting/accounting.
Personal disability management.
Drug/alcohol testing program management.
Annual enrollment process.
Benefits Education and communication.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of the activities of this cost center, most services/costs are employee related expenses. As such, the related costs incurred in leading these activities benefit all business units (non-Minnegasco) and are therefore allocated proportionately based on the number of employees in each business unit.

Human Resources - Organization Effectiveness

Cost Center 125181

Major Activities:

General activities and costs to support the Organization Effectiveness group, such as salaries for department employees.
Outside Training Fees and travel related to conducting in-house HR training.
Corporate Human Resources strategy.
Corporate culture initiatives.
Learning/training.
Employee career development.
Change management.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of the activities of this cost center, the related costs incurred in leading these activities benefit all business units and are therefore allocated proportionately based on the number of employees in each business unit.

Human Resources - Technology

Cost Center 125182

Major Activities:

General activities and costs to support the HR Technology group and SAP implementation group, such as salaries for department employees.
SAP/Human Resources data security.
Human Resources SAP strategy design an implementation.
Evaluation of requests for enhancements.
Coordination of new process technology and people changes with roll-outs.
Liaison between Human Resources and Connect Team.
Training and applications.
Overall HRIS data management.

Allocation Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on number of employees.

Basis of Allocation:

Based on a review of the activities of this cost center, the related costs incurred in leading these activities benefit all business units and are therefore allocated proportionately based on the number of employees in each business unit.

Senior Executive Legal

Cost Center 125021

Major Activities:

General activities and cost incurred by the office of Senior Executive Legal such as salaries of Senior Executive and an executive assistant

Legal* Cost Center (125020)

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit. See further comments below.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

The majority of legal costs are directly charged to business units. A significant amount of the remainder represents legal support associated with corporate compliance activities which support all the business units. Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded; as for most entities, these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Legal

Cost Center 125020

Major Activities:

General legal activities and costs to support the corporate office and all business units including salaries of in-house attorneys, other legal professionals, legal assistants, outside counsel fees, travel costs, duplication costs, etc.

Corporate and securities law.
Employment law.
Regulatory law.
Contract law.
Patent law.
Litigation.
Work related to evaluation of legal claims.
Legal fees for outside counsel.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit. See further comments below.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

The majority of legal costs are directly charged to business units. A significant amount of the remainder represents legal support associated with corporate compliance activities which support all the business units. Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded; as for most entities, these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Corporate Overhead

Cost Center 125198

Major activities:

General corporate capital expenditures that are capitalized and depreciated in future periods.
Office rent for CNP offices in CNP plaza, directors fees and meeting costs.

Assignment method:

Costs are considered corporate overhead costs and are assigned using the method described below.

Basis of assignment:

Corporate overhead costs represent overhead costs for CNP corporate personnel such as deprication costs. Most overhead costs correlate to corporate employee headcount and labor dollars. Therefore, corporate overhead is charged to business units based upon total CNP labor dollars distributed per business unit.

Reliant Energy Resources Corp. Finance

Cost Center 104304

Major Activities:

Costs associated with Reliant Energy Resources Corp Finance including audit and legal fees associated with issuances of debt.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
Remaining costs are assigned based on operating expense (including fuel, purchased power, capital expenditures; less depreciation expense).

Basis of Assignment:

Assigned to CenterPoint Energy Resources companies only. Based on a review of the activities of this cost center, most services can be classified as financial services provided on behalf of the business units (internal organizations). Since activities within this cost center are associated with the cash flows and cash requirements of the individual business units. The fixed distribution percentage is based on the amount of operating expenses per business unit, including fuel and purchased power, plus capital expenditures, less depreciation expense. The adjusted operating expense calculation serves as a proxy for cash flows of the business units.

Reliant Energy Resources Accounting
Cost Center 104308

Major Activities:

External audit fees associated with CenterPoint Energy Resources Corp annual audit and quarterly reviews.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
All remaining cost are assigned based on operating expense (less fuel and purchase power).

Basis of Assignment:

Assigned to CenterPoint Energy Resources Companies only. Based on a review of the activities of this cost center, most services/costs can be classified as accounting services with an emphasis on financial compilation, financial statement and results analysis and external audit fees provided/incurred on behalf of the business units (internal organizations). Therefore, the fixed distribution should be correlated to the size, complexity and activity level of the business units' operations. The fixed distribution percentage selected is based on the amount of operating expenses per business unit, less fuel and purchased power costs. Fuel and purchased power costs are excluded as for most entities these costs are pass-through items and recoveries are timely. This measure is a reasonable proxy for the relative transaction volumes and activity levels of each business unit.

Reliant Energy Resources - NorAm Directors

Cost Center 104397

Major Activities:

Insurance for directors and officers of CenterPoint Energy Resources Corp.
Contracted payments for former officers and directors.

Assignment Method:

Direct charges are tracked and charged directly to the applicable business unit.
Other costs are assigned based on total assets of the business units.

Basis of Assignment:

The primary responsibility of this corporate center is to provide insurance for directors and officers for CenterPoint Energy Resources Corp. The remaining costs of the department which cannot be direct billed (primarily directors and officers insurance costs) are assigned based on the total CenterPoint Energy assets per business unit.

CNP Business Units

The following business units are operational and receive assignments of corporate costs:

Business unit	Company code
• Transmission & Distribution	0003
• Texas Genco	0004
• Entex	0082
• Arkla	0062
• Minnegasco and home care services	0072
• CenterPoint Energy International	9021
• Pipeline (RET, MRT)	0027
• CenterPoint Energy Field Services (NFS)	0036
• CenterPoint Energy Properties	0057
• CenterPoint Energy Thermal Systems	0093
• C&I Compaines	0077,0079-0081, 0084,0085,0099,0271
• Power Systems	0220

CENTERPOINT ENERGY
ALLOCATION FACTORS (1)
2002

CONFIDENTIAL (MADE AVAILABLE)

FINANCIAL SUMMARIES OF THE UTILITY
AFFILIATE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

CHARGES BY UTILITY TO AFFILIATE
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

Charges by the Utility to an Affiliate
Name of Affiliate Company: *Reliant Energy Incorporated*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	5,529,069.88	5,529,069.88
	REI Assigned Costs	1,419,822.90	1,419,822.90
	Facilities, Rent & Maintenance	68,445.45	68,445.45
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	45,116,451.98	45,116,451.98
Shared Services	A&G Expense - Postage/Courier Services	14.25	14.25
Shared Services	Salary Wage Expense - Temporary/Contract	70,542.94	70,542.94
	Transportation & Related Costs	138,883.73	138,883.73
Totals across accounts for this Affiliate:		52,343,231.13	52,343,231.13

(1) Pass Through Cost denotes Intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Incorporated*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	901,114.23	901,114.23
	CEI Assigned Costs	327,330.41	327,330.41
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	22,739,386.46	22,739,386.46
	Facilities, Rent & Maintenance	7,888.95	7,888.95
Shared Services	Facility Management - Fixed	(83,320.28)	(83,320.28)
Shared Services	Rental & Lease Expense - Equipment	2,875.54	2,875.54
	Transportation & Related Costs	34,369.58	34,369.58
Totals across accounts for this Affiliate:		23,929,644.89	23,929,644.89

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *Texas Genco, LP*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	125,459,652.66	125,459,652.66
	Product & Services	(2,633.80)	(2,633.80)
Shared Services	Shared Services	1,558.84	1,558.84
	Transportation & Related Cost	52,078.48	52,078.48
	Direct Charges - Labor, Burden & Related Cost	15,653,339.12	15,653,339.12
	Investment Funding	2,360,466.46	2,360,466.46
Totals across accounts for this Affiliate:		143,524,461.76	143,524,461.76

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP Resources Corp.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	1,063.07	1,063.07
	Direct Charges - Labor, Burden & Related Costs	3.00	3.00
Totals across accounts for this Affiliate:		1,066.07	1,066.07

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP International, Inc.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	415,291.67	415,291.67
	Transportation & Related Cost	4.40	4.40
Totals across accounts for this Affiliate:		415,296.07	415,296.07

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP Mississippi River Transmission*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	12.00	12.00
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	2,468.50	2,468.50
	Transportation & Related Costs	8.61	8.61
Totals across accounts for this Affiliate:		2,489.11	2,489.11

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Gas Transmission*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	44,769.16	44,769.16
	Transportation and Related Costs	14.90	14.90
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	47,172.46	47,172.46
Totals across accounts for this Affiliate:		91,956.52	91,956.52

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Pipeline Services*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	568.97	568.97
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	86,874.66	86,874.66
	Transportation & Related Cost	82.59	82.59
Totals across accounts for this Affiliate:		87,526.22	87,526.22

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP Field Services, Inc.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	16,138.68	16,138.68
Shared Services	Convenience Copiers	31.15	31.15
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	191,897.54	191,897.54
	Transportation & Related Costs	47.28	47.28
Totals across accounts for this Affiliate:		208,114.65	208,114.65

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *Houston Industries Finance Co LLC*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Investment Funding	2,850,910.05	2,850,910.05
Totals across accounts for this Affiliate:		2,850,910.05	2,850,910.05

Charges by the Utility to an Affiliate
Name of Affiliate Company: *Houston Industries Finance Co LP*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	321,847.22	321,847.22
Totals across accounts for this Affiliate:		321,847.22	321,847.22

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP Properties, Inc.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Facility Rent and Maintenance	138,625.30	138,625.30
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	738,302.91	738,302.91
Shared Services	Facility O&M	354,315.30	354,315.30
Shared Services	Security Services	7,199.10	7,199.10
	Transportation & Related Costs	451.68	451.68
Totals across accounts for this Affiliate:		1,238,894.29	1,238,894.29

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Arkla*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	490,115.43	490,115.43
Shared Services	Office Rent	(832.01)	(832.01)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	770,662.01	770,662.01
	Transportation & Related Costs	(583.28)	(583.28)
	Products & Services	2,363.57	2,363.57
Totals across accounts for this Affiliate		1,261,725.72	1,261,725.72

[illegible] of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Minnegasco Division*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	129,380.37	129,380.37
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	(632,131.03)	(632,131.03)
Totals across accounts for this Affiliate:		(502,750.66)	(502,750.66)

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *Unit Gas Transmission*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	128,896.52	128,896.52
Totals across accounts for this Affiliate:		128,896.52	128,896.52

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CenterPoint Energy Entex*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	10,762,508.89	10,762,508.89
	Facility Rent and Maintenance	102,484.26	102,484.26
Pass Through Cost (1)	Direct Charge - Third Party Reimbursement	2,392,279.96	2,392,279.96
	Transportation and Related Costs	775,812.00	775,812.00
	Product & Services	54,684.65	54,684.65
Totals across accounts for this Affiliate:		14,087,769.76	14,087,769.76

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: *CNP Management Services Inc.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	15.00	15.00
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	270,898.14	270,898.14
Shared Services	Convenience Copiers	128.28	128.28
	Transportation & Related Costs	76.91	76.91
Totals across accounts for this Affiliate:		271,118.33	271,118.33

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by the Utility to an Affiliate
Name of Affiliate Company: CNP Tegco, Inc
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	46,778.10	46,778.10
Totals across accounts for this Affiliate:		46,778.10	46,778.10

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

CHARGES BY AFFILIATE TO UTILITY
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

Charges by an Affiliate to the Utility
Name of Affiliate Company: *Reliant Energy Incorporated*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)
	Direct Charges - Labor, Burden & Related Costs	18,960,635.93
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	139,676,699.87
	Direct Corporate Charges	46,963,979.72
	REI Assigned Costs	18,326,576.98
Information Technology	Information Technology	35,710,933.27
Shared Services	Accounts Payable Services	212,402.89
Shared Services	Check Printing	431,004.67
Shared Services	Convenience Copiers	43,193.50
Shared Services	Customer Billings	125,777.34
Shared Services	Document Services	83,732.00
Shared Services	Facility ED&C Services	529,828.30
Shared Services	Facility O&M	3,827,950.46
Shared Services	Financial Transactions Fixed	23,649.69
Shared Services	Financial Transactions Variable	64,452.63
Shared Services	Forms Design & Management	41,798.23
Shared Services	Graphics	115,105.74
Shared Services	Inventory Recovery	111,206.20
Shared Services	Mail Services	89,622.40
Shared Services	Payroll Services	392,545.78
Shared Services	Purchase & Material Management	246,783.30
Shared Services	Purchase/Contract Services	99,915.69
Shared Services	Record Management	49,416.50
Shared Services	Remittance Processing	295,056.80
Shared Services	Security Services	714,575.95
Shared Services	Shared Services Administration	643,409.24
Shared Services	Shop Services	(691.00)
	Electricity payment	2,531,070.36
	Demand Side Management	801,797.31
	Corporate Accounting	790,315.78
	Corporate Law	3,296,463.09
Totals across accounts for this Affiliate:		275,199,206.62

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Incorporated*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)
	Direct Charges - Labor, Burden & Related Costs	12,184,112.49
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	39,666,868.26
	Direct Corporate Charges	8,972,737.82
	CEI Assigned Costs	12,362,126.74
Information Technology	Information Technology	18,588,502.72
Shared Services	Accounts Payable Services	123,075.76
Shared Services	Check Printing	541.26
Shared Services	Convenience Copiers	(7,057.31)
Shared Services	Customer Billings	(21,092.02)
Shared Services	Document Services	6,371.00
Shared Services	Facility ED&C Services	161,635.36
Shared Services	Facility O&M	42,814.39
Shared Services	Financial Transactions Fixed	32,518.39
Shared Services	Financial Transactions Variable	27,233.76
Shared Services	Forms Design & Management	20,003.75
Shared Services	Graphics	107,828.01
Shared Services	Investment Recovery	37,812.93
Shared Services	Mail Services	88,635.15
Shared Services	Office Supply Services	124,156.45
Shared Services	Payroll Services	99,029.78
Shared Services	Purchase & Material Management	97,671.38
Shared Services	Purchase/Contract Services	71,321.60
Shared Services	Record Management	14,834.09
Shared Services	Remittance Processing	99,592.77
Shared Services	Security Services	389,936.44
Shared Services	Shared Services Administration	371,979.65
Shared Services	Shop Services	(925.00)
	Corporate Accounting	290,669.97
	Corporate Law	1,394,709.34
Totals across accounts for this Affiliate:		95,347,644.93

... exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *Texas Genco, LP*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges- Labor, Burden & Related Cost	15,579,597.48	15,579,597.48
	Direct Charges - Third Party Reimbursement	246,462,375.21	246,462,375.21
Totals across accounts for this Affiliate:		262,041,972.69	262,041,972.69

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Resources Corp.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Direct Charges - Labor, Burden & Related Cost	307.44	307.44
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	180,890.06	180,890.06
Totals across accounts for this Affiliate:		181,197.50	181,197.50

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy International*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	(1,674.82)	(1,674.82)
Totals across accounts for this Affiliate:		(1,674.82)	(1,674.82)

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: CNP *Mississippi River Transmission Corp*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	55,820.63	55,820.63
Totals across accounts for this Affiliate:		55,820.63	55,820.63

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Gas Transmission*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	230,304.94	230,304.94
	Direct Charges - Labor, Burden & Related Costs	47,967.48	47,967.48
	Transportation & Related Costs	(3.39)	(3.39)
Totals across accounts for this Affiliate:		278,269.03	278,269.03

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Pipeline Services*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	44,752.27	44,752.27
	Direct Charges - Labor, Burden & Related Costs	6,153.59	6,153.59
Totals across accounts for this Affiliate:		50,905.86	50,905.86

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Field Services*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	233,449.69	233,449.69
	Direct Charges - Labor, Burden & Related Costs	224.64	224.64
Shared Services	Convenience Copier	31.15	31.15
Totals across accounts for this Affiliate:		233,705.48	233,705.48

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *Houston Ind. FinanceCo LLC*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Interest on Money Fund Activity	3,898,375.79	3,898,375.79
Totals across accounts for this Affiliate:		3,898,375.79	3,898,375.79

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Properties*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	3,859.59	3,859.59
	Facility, Rent & Maintenance	138,625.30	138,625.30
Shared Services	Facility O&M	1,125,404.52	1,125,404.52
Shared Services	Security Services	40,824.29	40,824.29
Totals across accounts for this Affiliate:		1,308,713.70	1,308,713.70

Charges by an Affiliate to the Utility
Name of Affiliate Company: CenterPoint *Energy Arkla*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	1,190,452.86	1,190,452.86
	Direct Charges - Labor, Burden & Related Costs	91,813.67	91,813.67
	Direct Charges - Administration	11,287.59	11,287.59
Totals across accounts for this Affiliate:		1,293,554.12	1,293,554.12

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: CenterPoint *Energy Minnegasco*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursement	871,644.76	871,644.76
	Direct Charges - Administration	(1,631.99)	(1,631.99)
Totals across accounts for this Affiliate:		870,012.77	870,012.77

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: ***Unit Gas Transmission***
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Company (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	79,915.84	79,915.84
Totals across accounts for this Affiliate:		79,915.84	79,915.84

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CenterPoint Energy Entex*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Company (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	1,064,805.94	1,064,805.94
	Direct Charges - Labor, Burden & Related Cost	12,813.31	12,813.31
	Gas Bill	14,991.62	14,991.62
	Products & Services	(130.75)	(130.75)
Shared Services	Technical Support	205,381.01	205,381.01
	Transportation & Related Costs	(8,388.42)	(8,388.42)
Totals across accounts for this Affiliate:		1,289,472.71	1,289,472.71

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: CenterPoint *Energy Management Services Inc.*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	870,932.83	870,932.83
Totals across accounts for this Affiliate:		870,932.83	870,932.83

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *CNP Tegco Inc*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
Pass Through Cost (1)	Direct Charges - Third Party Reimbursements	1,527.84	1,527.84
Totals across accounts for this Affiliate:		1,527.84	1,527.84

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

Charges by an Affiliate to the Utility
Name of Affiliate Company: *ITRON*
(one row per applicable FERC/type account; insert more rows as needed)

FERC Account or Type of Service	Acct. Name or Type of Service	Total Company (Dollars transacted)	Total Texas (Dollars transacted)
	Meter Reading System	377,050.95	377,050.95
Totals across accounts for this Affiliate:		377,050.95	377,050.95

(1) Pass Through Cost denotes intercompany exchanges of cash where direct costs were incurred and reimbursed in equal amounts.

CONTRACTS AND SERVICE AGREEMENTS
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

CONTRACTS AND SERVICE AGREEMENTS

Copies of contracts/agreements between CenterPoint Energy Houston Electric, LLC (CEHE) and its affiliates have been filed at the Commission under separate cover.

New Contracts & Service Agreements for 2002:

1. Operations Support Business Partnership Agreement — Between CEHE and Texas Genco, L.P. for Land & Right of Way services.
2. Operations Support Business Partnership Agreement – Between CEHE and CenterPoint Energy Entex for Land & Right of Way services.
3. Operations Support Business Partnership Agreement – Between CEHE and CenterPoint Energy Arkla, CenterPoint Energy Entex, and CenterPoint Energy Minnegasco for Shop Services (Electrical).
4. Operations Support Business Partnership Agreement – Between CEHE and CenterPoint Energy Management Services Inc. for Underground Locating services.
5. Services Agreement – Surveying and Mapping for Texas Genco, L.P.
6. Operations Support Business Partnership Agreement – Underground Locating for CenterPoint Energy Entex
7. Operations Support Business Partnership Agreement – Between CEHE and CenterPoint Energy Inc. Information Technology for Underground Locating services.
8. Operations Support Client Agreement – Between CEHE and CenterPoint EnergyArkla, CenterPoint Energy Entex, and CenterPoint Energy Minnegasco for Geographic Information services.
9. Electric Energy Sales Agreement between Reliant Energy Solutions, LLC and Reliant Energy, Incorporated.

MIGRATION OF EMPLOYEES
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

MIGRATION OF EMPLOYEES

As required by the Code of Conduct, CenterPoint Energy Houston Electric, the successor to the integrated electric utility operating during the year 2002 as Reliant Energy HL&P, tracked and documented the movement of all employees engaged in transmission or distribution system operations between the electric utility and its competitive affiliates. This includes persons employed by a service company affiliated with the utility who were engaged in transmission or distribution operations on a day-to-day basis or had knowledge of transmission or distribution system operations.

During 2002, twenty-nine (29) customer service employees transferred from the transmission and distribution utility to a competitive affiliate. The majority of these employees worked in credit operations and transferred to the Affiliated Retail Electric Provider (AREP) effective January 1, 2002. As a result of unbundling, the transmission and distribution utility would no longer be rendering monthly bills to retail customers, and thus retail credit operations of the integrated electric utility were transferred to the AREP. The twenty-nine employees executed the appropriate employee transfer tracking forms, which are kept on file in CenterPoint Energy's Regulatory Department. A table providing the identification code of each migrating employee, the respective title held by the employee at each entity, and the effective date of the employee's migration is attached.

Code of Conduct Employee Transfers between a
Competitive Affiliate and a TDU
January 1, 2002 - December 31, 2002

EMP_ID	BEGIN_DT	OLD_COC_CD	NEW_COC_CD	OLD_COC_DS	NEW_COC_DS	OLD_POS_DS	NEW_POS_DS
28	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
1668	6/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	CUST SVC SUPP SR ASSISTANT	CUSTOMER CARE SUPERVISOR
6142	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
6973	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT S.(	COLLECTION ANALYST
8410	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT SR	CREDIT CONSULTANT
8894	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
10128	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
10495	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
10581	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
11932	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
13099	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
13208	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
13801	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
15892	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	LEADER FIELD OPERATIONS	CUSTOMER CARE CENTER SUPERVISOR
15981	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
17199	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
21159	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
21593	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	CONSULTANT CREDIT	CREDIT CONSULTANT
22259	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
22643	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
23058	3/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	CONSULTANT SERVICE	ENERGY ACCOUNT REPRESENTATIVE
23451	8/16/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	SUPV CUSTOMER SERVICE	PRODUCTION LEAD SOLUTIONS
25097	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	REPRESENTATIVE CREDIT SR	COLLECTION ANALYST
62672	3/25/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CUST SERVICE 3	COLLECTION ANALYST
200633	1/1/02	10006001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	CONSULTANT CREDIT	CREDIT CONSULTANT
200630	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	CONSULTANT CREDIT	CREDIT CONSULTANT
200644	1/1/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CREDIT	CREDIT CONSULTANT
200706	4/22/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	SECRETARY II	CUSTOMER CARE REPRESENTATIVE
202754	5/20/02	10060001	10060003	TDU-TRANSMISSION & DISTRIBUTION UTILITY	RRI COMPETITIVE AFFILIATE	ADVISOR CUST SERVICE 3	CUSTOMER CARE REPRESENTATIVE

COMPLAINT RESOLUTION
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

INFORMAL COMPLAINTS

CenterPoint Energy implemented complaint procedures to address alleged violations of the Code of Conduct as required by the Commission's rules in January 2000. During 2002, the Company received one allegation of a Code of Conduct violation. On March 4, 2002, the Customer Protection Division (CPD) of the Commission issued a notice of investigation regarding that allegation, which involved our electric utility's web page. A violation was not found. On April 18, 2002, CPD notified Complainant that the Company had adequately addressed and resolved the issue raised in the allegation and that the investigation was closed.

DEVIATIONS FROM CODE OF CONDUCT
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

DEVIATIONS FROM CODE OF CONDUCT

During 2002, the Company did not have any deviations from the code of conduct, which were necessary to ensure public safety and system reliability pursuant to P.U.C. SUBST. R. 25.272(d)(4).

COMPLIANCE PLAN UPDATES
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

COMPLIANCE PLAN UPDATES

During 2002, the Company updated its Internal Code of Conduct. The most recent version of the Internal Code of Conduct was filed on June 4, 2002.

AUDITS OF AFFILIATE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

REQUIRED BY
PUBLIC UTILITY COMMISSION OF TEXAS
SUBSTANTIVE RULE 25.84

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
(TRANSMISSION AND DISTRIBUTION UTILITY)
P.O. BOX 1700
HOUSTON, TEXAS 77251

AUDITS OF AFFILIATE TRANSACTIONS

According to PUC rules, compliance audits are to be conducted no later than one year after the utility has unbundled pursuant to PURA Section 39.051, and at a minimum, every third year thereafter. CenterPoint Energy Inc. hired Mir, Fox and Rodriguez, P.C., an independent auditor to complete a code of conduct compliance audit. The auditors found CenterPoint Energy Inc. to be in compliance with the PUC's Code of Conduct requirements as described in Chapter 25, Substantive Rules Applicable to Electric Service Providers, Subchapter K, Relationships with Affiliates Sections 25.272 and 25.273. This report was filed with the Public Utility Commission on January 27, 2003.

CenterPoint Energy Houston

CenterPoint Energy Houston
P.O. Box 1700
Houston, TX 77251-1700

RECEIVED
2003 MAY 15 PM 2:16
PUBLIC UTILITY COMMISSION
FILING CLERK

May 15, 2003

Filing Clerk
Public Utility Commission of Texas
1701 N. Congress Ave.
P.O. Box 13326
Austin, Texas 78711-3326

Subject: **D27312 – 2002 Earnings Monitoring Report for CenterPoint Energy Houston Electric, LLC Pursuant to PUC Substantive Rule 25.73(b)**

Enclosed please find three (3) copies (one unbound copy and two bound copies) and the electronic files of the above subject report. Pursuant to the instructions, CenterPoint has also included alternative versions of Schedules I, II, III and IV which are based on the direct assignment method. Please accept this filing and we request that it should be filed in your usual and customary manner.

Thank you for your prompt attention to this matter.

Respectfully submitted,

Denise Hardcastle

Denise Hardcastle
Director – Financial Regulatory Activities

20

ELECTRIC INVESTOR-OWNED UTILITIES

EARNINGS REPORT

OF

CenterPoint Energy Houston Electric, LLC

TO THE

PUBLIC UTILITY COMMISSION OF TEXAS

FOR THE

Twelve Months Ending December 31, 2002

Check one:

This is an original submission [X]
This is a revised submission [ ]

Date of submission: May 15, 2003

GENERAL QUESTIONS

If additional space is required, please attach pages providing the requested information.

1. State the exact name of the utility.

   CenterPoint Energy Houston Electric, LLC

2. State the date when the utility was originally organized.

   January 9, 1906

3. Report any change in name during the most recent year and state the effective date.

   Reliant Energy HL&P : August 31, 2002

4. State the name, title, phone number, email address, and office address of the officer of the utility to whom correspondence should be addressed concerning this report.

   Walter Fitzgerald, Vice President and Controller
   PO Box 1700, Houston, Texas 77251-1700

   713.207.7425
   Walter.Fitzgerald@CenterPointEnergy.com

4a. State the name, title, phone number, email address, and office address of any other individual designated by the utility to answer questions regarding this report (optional).

   Steven Malkey, Manager, Regulatory Reporting
   PO Box 1700, Houston Texas 77251-1700

   713.207.5329
   Steven.Malkey@CenterPointEnergy.com

5. State the location of the office where the Company's accounts and records are kept.

   1111 Louisiana, Houston, Texas 77002

6. State the name and address of the individual or firm, if other than a utility employee, preparing this report.
   Not applicable

7. Please indicate the filing status of the Company regarding federal income taxes, e.g., S-Corps, Corporations, Partnerships, Individuals, etc.

   Limited Liability Corporation

8. Please provide:
   a. The period-ending number of utility employees (total company): 3286

   b. The period-ending number of Electric Points of Delivery:

Total Company:	1,793,922
Texas Jurisdictional:	1,793,922

9. Will the Company have a rate proceeding pending before this commission on the due date of this Earnings Monitoring Report?

   Yes or No ==> No

10. IF THIS IS A REVISED REPORT, provide the schedule number, line number, and column designation where each change input data appears.

    Not Applicable

Schedule I

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

SUMMARY OF REVENUES AND EXPENSES

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission***	(8) Retail T&D
1	TOTAL REVENUES:								
2	Energy Delivery Revenues (Note 1)	$1,329,796,307	$51,371,973	$1,381,168,280	100.00%	$1,381,168,280	N/A	$205,435,283	$1,175,732,997
3	Miscellaneous Service Revenues	30,589,836	0	30,589,836	100.00%	$30,589,836	N/A	$7,482,366	$23,107,470
4	Revenue Sub-total	$1,360,386,143	$51,371,973	$1,411,758,116		$1,411,758,116		$212,917,649	$1,198,840,487
5									
6	Total Revenues	$1,360,386,143	$51,371,973	$1,411,758,116	100.00%	$1,411,758,116		$212,917,649	$1,198,840,487
7									
8									
9	EXPENSES:								
10									
11	Operations and Maintenance Expense (Note 2)	557,963,006	51,371,973	609,334,979	100.00%	$609,334,979	12.46%	$75,926,210	$533,408,769
12	Amortization Expense (Note 3)	17,857,056	0	17,857,056	100.00%	$17,857,056	19.50%	$3,482,126	$14,374,930
13	Depreciation Expense	203,491,781	0	203,491,781	100.00%	$203,491,781	19.50%	$39,680,897	$163,810,884
14	Interest on REP/CR Deposits	0	0	0	100.00%	$0	0.00%	$0	$0
15	Taxes Other Than Income Taxes	98,525,493	0	98,525,493	100.00%	$98,525,493	19.50%	$19,212,471	$79,313,022
16	State Income Taxes	0	0	0	100.00%	$0	0.00%	$0	$0
17	Federal Income Taxes (Note 4)	67,353,021	(28,979,525)	38,373,496	100.00%	$38,373,496	19.50%	8,278,753	30,094,743
18	Deferred Expenses	0	0	0	100.00%	$0	0.00%	$0	$0
19	Nonbypassable charges (Note 5)	112,564,985	0	112,564,985	100.00%	$112,564,985	0.00%	$0	$112,564,985
20	Other Expenses (Note 6)	0	0	0	100.00%	$0	0.00%	$0	$0
21	TOTAL EXPENSES (lines 11 thru 20)	$1,057,755,343	$22,392,448	$1,080,147,791	100.00%	$1,080,147,791	13.57%	$146,580,458	$933,567,333
22	Return (line 7 minus line 21)	302,630,800	28,979,525	$331,610,325	100.00%	$331,610,325	20.00%	$66,337,191	$265,273,134
23									
24	Non-Operating Income	14,129,682	0	14,129,682	100.00%	14,129,682			
25	AFUDC (Debt and Equity)	4,782,083	0	4,782,083	100.00%	4,782,083			

* Include supporting documentation for "other adjustments."

** No inputs are made into the revenue (top) portion of this column; revenues for wholesale transmission are directly input into the top part of column 7 . See Schedule I instructions for additional details on calculating the percentage inputs in the bottom portion of this column.

*** The revenues in this column should reflect the payments received from others for wholesale transmission service per the commission's wholesale transmission matrix. See instructions for additional details.

Note 1: See instructions for details regarding the reporting of revenues. Additionally, note that column 8 of this line should correspond to Schedule XI.1a, line 13, column 7.

Note 2: This amount will be carried automatically from Schedule II, line 12.

Note 3: Columns 1 through 5 for this line will be carried automatically from Supplementary Schedule I-1: Amortization Expense, line 22.

Note 4: Columns 3, 5, 7, and 8 of this line will be carried automatically from Schedule IV, line 41.

Note 5: This amount will be carried automatically from Schedule Ia, line 18, and includes only the NBP expenses included in the utility's T&D revenue requirement (i.e., not collected through a separate rider).

Note 6: This amount will be carried automatically from Supplementary Schedule I-2: Other Expenses, line 22.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule I

Direct Assignment

SUMMARY OF REVENUES AND EXPENSES

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission***	(8) Retail T&D
1	TOTAL REVENUES:								
2	Energy Delivery Revenues (Note 1)	$1,329,796,307	$51,371,973	$1,381,168,280	100.00%	$1,381,168,280	N/A	$205,435,283	$1,175,732,997
3	Miscellaneous Service Revenues	30,589,836	0	30,589,836	100.00%	$30,589,836	N/A	$7,482,366	$23,107,470
4	Revenue Sub-total	$1,360,386,143	$51,371,973	$1,411,758,116		$1,411,758,116		$212,917,649	$1,198,840,467
5									
6	Total Revenues	$1,360,386,143	$51,371,973	$1,411,758,116	100.00%	$1,411,758,116		$212,917,649	$1,198,840,467
7									
8									
9	EXPENSES:								
10									
11	Operations and Maintenance Expense (Note 2)	557,963,006	51,371,973	609,334,979	100.00%	$609,334,979	9.50%	$57,915,819	$551,419,160
12	Amortization Expense (Note 3)	17,857,056	0	17,857,056	100.00%	$17,857,056	22.02%	$3,932,095	$13,924,961
13	Depreciation Expense	203,491,781	0	203,491,781	100.00%	$203,491,781	17.01%	$34,623,543	$168,868,238
14	Interest on REP/CR Deposits	0	0	0	100.00%	$0	0.00%	$0	$0
15	Taxes Other Than Income Taxes	98,525,493	0	98,525,493	100.00%	$98,525,493	25.04%	$24,670,655	$73,854,838
16	State Income Taxes	0	0	0	100.00%	$0	0.00%	$0	$0
17	Federal Income Taxes (Note 4)	67,353,021	(28,979,525)	38,373,496	100.00%	$38,373,496	16.92%	6,491,326	31,882,171
18	Deferred Expenses	0	0	0	100.00%	$0	0.00%	$0	$0
19	Nonbypassable charges (Note 5)	112,564,985	0	112,564,985	100.00%	$112,564,985	0.00%	$0	$112,564,985
20	Other Expenses (Note 6)	0	0	0	100.00%	$0	0.00%	$0	$0
21	TOTAL EXPENSES (lines 11 thru 20)	$1,057,755,343	$22,392,448	$1,080,147,791	100.00%	$1,080,147,791	11.82%	$127,633,438	$952,514,353
22	Return (line 7 minus line 21)	302,630,800	28,979,525	$331,610,325	100.00%	$331,610,325	25.72%	$85,284,211	$246,326,114
23									
24	Non-Operating Income	14,129,682	0	14,129,682	100.00%	14,129,682			
25	AFUDC (Debt and Equity)	4,782,083	0	4,782,083	100.00%	4,782,083			

* Include supporting documentation for "other adjustments."

** No inputs are made into the revenue (top) portion of this column; revenues for wholesale transmission are directly input into the top part of column 7 . See Schedule I instructions for additional details on calculating the percentage inputs in the bottom portion of this column.

*** The revenues in this column should reflect the payments received from others for wholesale transmission service per the commission's wholesale transmission matrix. See instructions for additional details.

Note 1: See instructions for details regarding the reporting of revenues. Additionally, note that column 8 of this line should correspond to Schedule XI.1a, line 13, column 7.

Note 2: This amount will be carried automatically from Schedule II, line 12.

Note 3: Columns 1 through 5 for this line will be carried automatically from Supplementary Schedule I-1: Amortization Expense, line 22.

Note 4: Columns 3, 5, 7, and 8 of this line will be carried automatically from Schedule IV, line 41.

Note 5: This amount will be carried automatically from Schedule Ia, line 18, and includes only the NBP expenses included in the utility's T&D revenue requirement (i.e., not collected through a separate rider).

Note 6: This amount will be carried automatically from Supplementary Schedule I-2: Other Expenses, line 22.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule Ia

SUMMARY OF OTHER NONBYPASSABLE CHARGES
AND EXCESS MITIGATION CREDITS

Line		Texas Jurisdictional
1	OTHER NONBYPASSABLE CHARGES (not included in T&D COS)	
2	Nuclear Decommissioning Charges	$0
3	Transmission Cost Recovery Factor (TCRF)	$878,718
4	Competition Transition Charge (CTC)	$0
5	Municipal Franchise Fees	$0
6	System Benefit Fund	$40,782,260
7	Subtotal	$41,660,978
8		
9	Transition Charges (related to securitized costs)	$69,627,132
10	TOTAL OTHER NONBYPASSABLE CHARGES	$111,288,110
11		
12		
13	Amount of NBP charges to be reflected in Sched I revenue requirement	
14	(actual amounts of expenses incurred during monitoring period):	
15	Nuclear Decommissioning Charges	$2,908,168
16	Municipal Franchise Fees	$109,656,817
17	System Benefit Fund	$0
18	Total (Note 1)	$112,564,985
19		
20		
21	EXCESS MITIGATION CREDITS	
22	Balance of excess mitigation at beginning of monitoring period (Note 2)	$1,131,305,253
23	Balance of excess mitigation at end of monitoring period (Note 2)	($985,793,706)
24		
25	Excess mitigation credited to customers during monitoring period	$145,511,547
26	Associated carrying charges credited during monitoring period (Note 2)	$78,448,739
27	Total EMC	$223,960,287

Note 1: The amount on line 18 is carried automatically to Schedule I, line 19.
Note 2: Provide supporting schedules.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule II

OPERATIONS AND MAINTENANCE EXPENSE

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Transmission Operations Expenses	$23,330,892	$0	23,330,892	100.00%	$23,330,892	19.50%	$4,549,524	$18,781,368
2	Transmission Maintenance Expenses	$6,290,232	$0	6,290,232	100.00%	$6,290,232	19.50%	$1,226,595	$5,063,637
3	Distribution Operations Expense	$100,657,752	$0	100,657,752	100.00%	$100,657,752	19.50%	$19,628,262	$81,029,490
4	Distribution Maintenance Expenses	$63,196,433	$0	63,196,433	100.00%	$63,196,433	19.50%	$12,323,304	$50,873,129
5	Customer Accounts Expense	$47,419,199	$0	47,419,199	100.00%	$47,419,199	19.50%	$9,246,744	$38,172,455
6	Customer Service and Informational Expense	$11,552,964	$0	11,552,964	100.00%	$11,552,964	19.50%	$2,252,828	$9,300,136
7	Sales Expense	$0	$0	0	100.00%	$0	0.00%	$0	$0
8	Wholesale transmission matrix payments to others	$168,597,824	$51,371,973	219,969,797	100.00%	$219,969,797	N/A	N/A	$219,969,797
9	Admin. and General Operations Expenses	$136,917,710	$0	136,917,710	100.00%	$136,917,710	19.50%	$26,698,953	$110,218,757
10	Admin. and General Maintenance Expenses	$0	$0	0	100.00%	$0	0.00%	$0	$0
11									
12	TOTAL OPERATIONS AND MAINTENANCE EXP	$557,963,006	$51,371,973	$609,334,979	100.00%	$609,334,979	12.46%	$75,926,210	$533,408,769

* Include supporting documentation for "other adjustments."
** *See Instructions for Schedule II* to calculate this column.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule II

Direct Assignment

OPERATIONS AND MAINTENANCE EXPENSE

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Transmission Operations Expenses	$23,330,892	$0	23,330,892	100.00%	$23,330,892	99.76%	$23,275,422	$55,470
2	Transmission Maintenance Expenses	$6,290,232	$0	6,290,232	100.00%	$6,290,232	94.37%	$5,936,191	$354,041
3	Distribution Operations Expense	$100,657,752	$0	100,657,752	100.00%	$100,657,752	3.32%	$3,338,075	$97,319,677
4	Distribution Maintenance Expenses	$63,196,433	$0	63,196,433	100.00%	$63,196,433	4.99%	$3,152,405	$60,044,028
5	Customer Accounts Expense	$47,419,199	$0	47,419,199	100.00%	$47,419,199	0.00%	$0	$47,419,199
6	Customer Service and Informational Expense	$11,552,964	$0	11,552,964	100.00%	$11,552,964	0.00%	$0	$11,552,964
7	Sales Expense	$0	$0	0	100.00%	$0	0.00%	$0	$0
8	Wholesale transmission matrix payments to others	$168,597,824	$51,371,973	219,969,797	100.00%	$219,969,797	N/A	N/A	$219,969,797
9	Admin. and General Operations Expenses	$136,917,710	$0	136,917,710	100.00%	$136,917,710	16.22%	$22,213,726	$114,703,984
10	Admin. and General Maintenance Expenses	$0	$0	0	100.00%	$0	0.00%	$0	$0
11									
12	TOTAL OPERATIONS AND MAINTENANCE EXP	$557,963,006	$51,371,973	$609,334,979	100.00%	$609,334,979	9.50%	$57,915,819	$551,419,160

* *Include supporting documentation for "other adjustments."*
** See instructions for Schedule II to calculate this column.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule III

INVESTED CAPITAL AT END OF REPORTING PERIOD

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Plant In Service	$5,889,756,688	$0	$5,889,756,688	100.00%	$5,889,756,688	19.50%	$1,148,502,554	$4,741,254,134
2	Accumulated Depreciation (Note 2)	($2,123,237,691)	$0	(2,123,237,691)	100.00%	($2,123,237,691)	19.50%	($414,031,350)	($1,709,206,341)
3									
4	Net Plant In Service (lines 1 thru 2)	3,766,518,997	0	3,766,518,997	100.00%	3,766,518,997	19.50%	$734,471,204	$3,032,047,793
5	Construction Work In Progress	$91,809,920	$0	91,809,920	100.00%	$91,809,920	19.50%	$17,902,934	$73,906,986
6	Plant Held For Future Use	$17,540,873	$0	17,540,873	100.00%	$17,540,873	19.50%	$3,420,470	$14,120,403
7	Working Cash Allowance	($46,532,405)	$0	(46,532,405)	100.00%	($46,532,405)	13.98%	($6,504,147)	($40,028,258)
8	Materials and Supplies	$59,940,922	$0	59,940,922	100.00%	$59,940,922	19.50%	$11,688,480	$48,252,442
9	Prepayments	$1,240,239	$0	1,240,239	100.00%	$1,240,239	19.50%	$241,847	$998,393
10	Other Invested Capital Additions (Note 1)	6,725,671	0	6,725,671	100.00%	$6,725,671	19.50%	$1,311,506	$5,414,165
11	Deferred Federal Income Taxes (Note 2)	($477,369,256)	$0	(477,369,256)	100.00%	($477,369,256)	19.50%	($93,087,005)	($384,282,251)
12	Advances For Construction (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
13	Property Insurance Reserve (Note 2)	($897,360)	$0	(897,360)	100.00%	($897,360)	19.50%	($174,985)	($722,375)
14	Injuries and Damages Reserve (Note 2)	($8,743,228)	$0	(8,743,228)	100.00%	($8,743,228)	19.50%	($1,704,929)	($7,038,299)
15	Customer Energy Prepayments (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
16	Unclaimed Dividends (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
17	Other Invested Capital Deductions (Note 3)	0	0	0	0.00%	$0	0.00%	$0	$0
18									
19									
20	TOTAL INVESTED CAPITAL (lines 4 thru 17)	$3,410,234,373	$0	$3,410,234,373	100.00%	$3,410,234,373	19.58%	$667,565,375	$2,742,668,998
21									
22	Less: CWIP and PHFU (Note 4)			$101,063,140		$101,063,140	19.50%	$19,707,312	$81,355,828
23	Plus: Ending CWIP in Rate Base			$0		$0	0.00%	$0	$0
24									
25	TOTAL INVESTED CAPITAL--ADJUSTED			$3,309,171,233		$3,309,171,233	19.58%	$647,858,062	$2,661,313,170
26									
27	Return (Schedule I, line 22)			$331,610,325		$331,610,325		$66,337,191	$265,273,134
28	Rate of Return (line 27 / line 25)			10.02%		10.02%		10 24%	9.97%
29	Earned Return on Ending Equity (based on reported capital structure in Sch. V) (Line 28 will automatically calculate correctly only after Schedules I, II, III, and V are ALL completed.)			8.50%		8.50%		9.26%	8.31%

* Include supporting documentation for "other adjustments."
** See instructions for Schedule III to calculate this column.
Note 1: This amount will be carried automatically from Supplementary Schedule III-1: Other Rate Base Additions, line 22.
Note 2: These items are typically DEDUCTIONS from invested capital and thus should normally be entered as NEGATIVE amounts.
Note 3: This amount will be carried automatically from Supplementary Schedule III-2: Other Rate Base Deductions, line 22.
Note 4: Include the appropriate amounts from lines 5 and 6 (only PHFU balances falling outside the 10-year construction window are excluded).
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule III

Direct Assignment

INVESTED CAPITAL AT END OF REPORTING PERIOD

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Plant In Service	$5,889,756,688	$0	$5,889,756,688	100.00%	$5,889,756,688	26.18%	$1,541,722,250	$4,348,034,438
2	Accumulated Depreciation (Note 2)	($2,123,237,691)	$0	(2,123,237,691)	100.00%	($2,123,237,691)	23.46%	($498,091,200)	($1,625,146,491)
3									
4	Net Plant In Service (lines 1 thru 2)	3,766,518,997	$0	3,766,518,997	100.00%	3,766,518,997	27.71%	$1,043,631,050	$2,722,887,947
5	Construction Work In Progress	$91,809,920	$0	91,809,920	100.00%	$91,809,920	42.95%	$39,433,366	$52,376,554
6	Plant Held For Future Use	$17,540,873	$0	17,540,873	100.00%	$17,540,873	54.48%	$9,557,062	$7,983,811
7	Working Cash Allowance	($46,532,405)	$0	(46,532,405)	100.00%	($46,532,405)	13.98%	($6,504,147)	($40,028,258)
8	Materials and Supplies	$59,940,922	$0	59,940,922	100.00%	$59,940,922	44.00%	$26,374,006	$33,566,916
9	Prepayments	$1,240,239	$0	1,240,239	100.00%	$1,240,239	26.18%	$324,649	$915,590
10	Other Invested Capital Additions (Note 1)	6,725,671	$0	6,725,671	100.00%	$6,725,671	16.25%	$1,093,000	$5,632,671
11	Deferred Federal Income Taxes (Note 2)	($477,369,256)	$0	(477,369,256)	100.00%	($477,369,256)	26.82%	($128,027,727)	($349,341,529)
12	Advances For Construction (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
13	Property Insurance Reserve (Note 2)	($897,360)	$0	(897,360)	100.00%	($897,360)	21.53%	($193,213)	($704,147)
14	Injuries and Damages Reserve (Note 2)	($8,743,228)	$0	(8,743,228)	100.00%	($8,743,228)	21.68%	($1,895,730)	($6,847,498)
15	Customer Energy Prepayments (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
16	Unclaimed Dividends (Note 2)	$0	$0	0	0.00%	$0	0.00%	$0	$0
17	Other Invested Capital Deductions (Note 3)	$0	$0	0	0.00%	$0	0.00%	$0	$0
18									
19									
20	TOTAL INVESTED CAPITAL (lines 4 thru 17)	$3,410,234,373	$0	$3,410,234,373	100.00%	$3,410,234,373	28.85%	$983,792,316	$2,426,442,057
21									
22	Less: CWIP and PHFU (Note 4)			$101,063,140		$101,063,140	48.09%	$48,602,069	$52,461,071
23	Plus: Ending CWIP in Rate Base			$0		$0	0.00%	$0	$0
24									
25	TOTAL INVESTED CAPITAL--ADJUSTED			$3,309,171,233		$3,309,171,233	28.26%	$935,190,247	$2,373,980,986
26									
27	Return (Schedule I, line 22)			$331,610,325		$331,610,325		$85,284,211	$246,326,114
28	Rate of Return (line 27 / line 25)			10.02%		10.02%		9.12%	10.38%
29	Earned Return on Ending Equity (based on reported capital structure in Sch. V) (Line 28 will automatically calculate correctly only after Schedules I, II, III, and V are ALL completed.)			8.50%		8.50%		5.35%	9.74%

* Include supporting documentation for "other adjustments."
** See instructions for Schedule III to calculate this column.
Note 1: This amount will be carried automatically from Supplementary Schedule III-1: Other Rate Base Additions, line 22.
Note 2: These items are typically DEDUCTIONS from invested capital and thus should normally be entered as NEGATIVE amounts.
Note 3: This amount will be carried automatically from Supplementary Schedule III-2: Other Rate Base Deductions, line 22.
Note 4: Include the appropriate amounts from lines 5 and 6 (only PHFU balances falling outside the 10-year construction window are excluded).
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

FEDERAL INCOME TAXES

Line No.		(1) Total Electric	(2) Allocation Percentage (3)/(1)	(3) Texas Jurisdicational	(4) Wholesale Transmission	(5) Retail
1	TOTAL REVENUES (Note 1)	$1,411,758,116	100.00%	$1,411,758,116	$212,917,649	$1,198,840,467
2	LESS:					
3	Operations and Maintenance Expense	$609,334,979	100.00%	$609,334,979	$75,926,210	$533,408,769
4	Amortization Expense	$17,857,056	100.00%	$17,857,056	$3,482,126	$14,374,930
5	Depreciation Expense	$203,491,781	100.00%	$203,491,781	$39,680,897	$163,810,884
6	Interest on Customer Deposits	$0	0.00%	$0	$0	$0
7	Taxes Other Than Income Taxes	$98,525,493	100.00%	$98,525,493	$19,212,471	$79,313,022
8	State Income Taxes	$0	0.00%	$0	$0	$0
9	Deferred Expenses	$0	0.00%	$0	$0	$0
10	Other Expenses	$0	0.00%	$0	$0	$0
11	Nonbypassable charges (from Schedule I)	$112,564,985	100.00%	$112,564,985	$0	$112,564,98[illegible]
12	Interest Included in Return (Note 2)	$251,166,097	100.00%	$251,166,097	$49,172,427	$201,993,670
13	ADD:					
14	Depreciation Addback - Permanent Differences	4,827,880	100.00%	4,827,880	941,437	3,886,443
15	Business Meals Not Deductible	357,629	100.00%	357,629	69,738	287,891
16	Other Permanent Differences	401,006	100.00%	401,006	78,196	322,810
17	LESS:	0				
18	Preferred Dividend Exclusion	54,396	100.00%	54,396	10,607	43,789
19	Other Permanent Differences (Attach Detail)	1,109,389	100.00%	1,109,389	216,331	893,058
20	Additional Tax Depreciation (Note 3)	52,410,698	100.00%	52,410,698	10,220,086	42,190,612
21	Other Timing Differences (Attach Detail)	(40,099,164)	100.00%	(40,099,164)	(7,819,337)	(32,279,827)
22						
23	OTHER:					
24	Other adj. not shown elsewhere (Notes 8 & 9)	0	0.00%	0	0	0
25						
26	TAXABLE INCOME	110,928,921		110,928,921	23,905,200	87,023,721
27	TAX RATE	35%		35%	35%	35%
28						
29	CURRENT FEDERAL INCOME TAXES (Note 4)	38,825,122	100.00%	38,825,122	8,366,820	30,458,302
30	ADD:					
31	Current Provision for Deferred Taxes (Note 5)	4,309,037	100.00%	4,309,037	840,262	3,468,775
32	Adjustment for Prior Flowthrough (Note 6)	0	0.00%	0	0	0
33	LESS:					
34	Amortization of Investment Tax Credits	1,689,228	100.00%	1,689,228	329,399	1,359,829
35	Amortization of Excess Deferred Taxes					
36	a. Protected (Note 7)	2,325,506	100.00%	2,325,506	453,474	1,872,032
37	b. Unprotected (Attach Detail)	0	0.00%	0	0	0
38	OTHER:					
39	Other adj. not shown elsewhere (Notes 8 & 9)	(745,929)	100.00%	(745,929)	(145,456)	(600,473)
40						
41	TOTAL FEDERAL INCOME TAXES	$38,373,496	100.00%	$38,373,496	$8,278,753	$30,094,743

Note 1: Lines 1 through 11 will be carried automatically from Schedule I.
Note 2: This amount will be calculated automatically by applying the weighted cost of debt (including the weighted cost of preferred trust securities) to the total invested capital.
Note 3: Excess of tax depreciation over depreciation claimed on Schedule I adjusted to remove the effects of Line 14 for all plant reflected in Schedule III.
Note 4: This amount will be calculated automatically by applying the tax rate of 35% to the taxable income found on Line 26.
Note 5: This amount will be calculated automatically by applying the tax rate of 35% to the total of Lines 20 and 21.
Note 6: This amount will be derived by multiplying non-normalized timing differences times 35%.
Note 7: This amount may reflect the most recent year end balance
Note 8: Enter additions as positive amounts and deductions as negative amounts.
Note 9: Include detailed accounting of this line's components on Supplemental Schedule IV.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Direct Assignment
FEDERAL INCOME TAXES

Line No.		(1) Total Electric	(2) Allocation Percentage (3)/(1)	(3) Texas Jurisdicational	(4) Wholesale Transmission	(5) Retail
1	TOTAL REVENUES (Note 1)	$1,411,758,116	100.00%	$1,411,758,116	$212,917,649	$1,198,840,467
2	LESS:					
3	Operations and Maintenance Expense	$609,334,979	100.00%	$609,334,979	$57,915,819	$551,419,160
4	Amortization Expense	$17,857,056	100.00%	$17,857,056	$3,932,095	$13,924,961
5	Depreciation Expense	$203,491,781	100.00%	$203,491,781	$34,623,543	$168,868,238
6	Interest on Customer Deposits	$0	0.00%	$0	$0	$0
7	Taxes Other Than Income Taxes	$98,525,493	100.00%	$98,525,493	$24,670,655	$73,854,838
8	State Income Taxes	$0	0.00%	$0	$0	$0
9	Deferred Expenses	$0	0.00%	$0	$0	$0
10	Other Expenses	$0	0.00%	$0	$0	$0
11	Nonbypassable charges (from Schedule I)	$112,564,985	100.00%	$112,564,985	$0	$112,564,985
12	Interest Included in Return (Note 2)	$251,166,097	100.00%	$251,166,097	$70,980,940	$180,185,157
13	ADD:					
14	Depreciation Addback - Permanent Differences	4,827,880	100.00%	4,827,880	1,255,249	3,572,631
15	Business Meals Not Deductible	357,629	100.00%	357,629	56,863	300,766
16	Other Permanent Differences	401,006	100.00%	401,006	63,760	337,246
17	LESS:	0				
18	Preferred Dividend Exclusion	54,396	100.00%	54,396	14,143	40,253
19	Other Permanent Differences (Attach Detail)	1,109,389	100.00%	1,109,389	288,441	820,948
20	Additional Tax Depreciation (Note 3)	52,410,698	100.00%	52,410,698	13,626,781	38,783,917
21	Other Timing Differences (Attach Detail)	(40,099,164)	100.00%	(40,099,164)	(7,431,193)	(32,667,971)
22						
23	OTHER:					
24	Other adj. not shown elsewhere (Notes 8 & 9)	0	0.00%	0	0	0
25						
26	TAXABLE INCOME	110,928,921		110,928,921	15,672,297	95,256,624
27	TAX RATE	35%		35%	35%	35%
28						
29	CURRENT FEDERAL INCOME TAXES (Note 4)	38,825,122	100.00%	38,825,122	5,485,304	33,339,818
30	ADD:					
31	Current Provision for Deferred Taxes (Note 5)	4,309,037	100.00%	4,309,037	2,168,456	2,140,581
32	Adjustment for Prior Flowthrough (Note 6)	0	0.00%	0	0	0
33	LESS:					
34	Amortization of Investment Tax Credits	1,689,228	100.00%	1,689,228	439,199	1,250,029
35	Amortization of Excess Deferred Taxes					
36	a. Protected (Note 7)	2,325,506	100.00%	2,325,506	604,632	1,720,874
37	b. Unprotected (Attach Detail)	0	0.00%	0	0	0
38	OTHER:					
39	Other adj. not shown elsewhere (Notes 8 & 9)	(745,929)	100.00%	(745,929)	(118,603)	(627,326)
40						
41	TOTAL FEDERAL INCOME TAXES	$38,373,496	100.00%	$38,373,496	$6,491,326	$31,882,171

Note 1: Lines 1 through 11 will be carried automatically from Schedule I
Note 2: This amount will be calculated automatically by applying the weighted cost of debt (including the weighted cost of preferred trust securuities) to the total invested capital.
Note 3: Excess of tax depreciation over depreciation claimed on Schedule I adjusted to remove the effects of Line 14 for all plant reflected in Schedule III.
Note 4: This amount will be calculated automatically by applying the tax rate of 35% to the taxable income found on Line 26.
Note 5: This amount will be calculated automatically by applying the tax rate of 35% to the total of Lines 20 and 21.
Note 6: This amount will be derived by multiplying non-normalized timing differences times 35%.
Note 7: This amount may reflect the most recent year end balance
Note 8: Enter additions as positive amounts and deductions as negative amounts.
Note 9: Include detailed accounting of this line's components on Supplemental Schedule IV.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

A. If the utility is a member of an affiliated group that files a consolidated tax return, this schedule will list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the utility and the parent company, for the time period covered by the most recent Form 1120 filed in the following format. All non-regulated affiliate companies with net taxable income shall be aggregated for reporting purposes, and all non-regulated affiliate companies with net taxable losses shall be aggregated as well. The amounts reported here should not reflect any allocation between affiliates of tax effects of consolidation. If additional space is required, please provide the information on Schedule IVb.

Tax Year Ended:

Entity	Net Taxable Income Or Loss	Alternative Mininum Tax Taxable Income (AMTI)
Regulated Entities:		
	$0	$0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
Subtotal - Regulated	0	0
Non-regulated Entities:		
Aggregate taxable income for affiliates with taxable income	0	0
Aggregate tax losses for affiliates with tax losses	0	0
Subtotal - Non-regulated	0	0
Total	$0	$0

[ ] Indicate here if Schedule IVb is used as a continuation of Schedule IVa.
[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

INSTRUCTIONS: Answer the following questions in the space after part E. If additional space is needed, please attach additional sheets.

B. Show the amount of taxable benefit from consolidated tax savings realized by the utility during the tax year covered by the most recent Form 1120 filed. Please provide the basis for allocation of such savings.

C. If participation in the affiliated group affects deferred federal income taxes as shown on line 11 of Schedule III, please explain and detail the amounts shown on a total company, total electric and Texas retail basis.

D. If the utility is a member of an affiliated group that files a consolidated tax return, have all amounts of income taxes saved by reason of the elimination in the consolidated return of the intercompany profit on purchases by the utility from an affiliate been applied to reduce the cost of the property or services so purchased as reflected in this report? [Pursuant to PURA Section 53.060(b)]

E. If the answer to (D) above is no, please separately state the amounts of intercompany profit and loss and the amount of income taxes saved by the elimination of intercompany profits which are reflected on Schedules I, II and III that would be reported on a federal income tax return if one were to be filed for the reporting period.

CentePoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings (Continued)

This schedule is a continuation of Schedule IVa for utilities requiring additional space. Please list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the utility and the parent company, for the time period covered by the most recent Form 1120 filed. The amounts reported should not reflect any allocation between affiliates of the tax effects of consolidation. Please categorize this information by regulated versus non-regulated entities in a format similiar to schedule IVa. Please state the tax year ended. Remember to include AMTI data.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule V

Weighted Average Cost of Capital

Line	(a) Balance	(b) Percent of Total	(c) Cost	(d) Weighted Cost
1 Common Equity	$1,156,784,241	28.61%	11.25% *	3.22%
2 Preferred Stock	0	0.00%	0.00%	0.00%
3 Preferred Trust Securities	0	0.00%	0.00%	0.00%
4 Long-Term Debt	2,887,127,416	71.39%	10.63%	7.59%
5 Short-Term Debt		0.00%	0.00%	0.00%
6				
7 Total	$4,043,911,657	100.00%		10.81%

*This return on equity was allowed in Docket No: 22355
The final order was issued on: 10/3/2001

Notes: The costs and balances of preferred stock, preferred trust securities, long-term debt, and short-term debt should correspond with those provided on Schedules VI, VIa, VII, VIIa, VIII, IX and IXa.
The cost of Preferred Trust Securities should be reported on a pre-tax basis as is the cost of debt; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Twelve Months Ending December 31, 2002

Weighted Average Cost of Preferred Stock (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Mandatory Redemption (Y/N)	(d) Dividend Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money	(o) Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

Twelve Months Ending December 31, 2002

Schedule VI

Weighted Average Cost of Preferred Stock (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Mandatory Redemption (Y/N)	(d) Dividend Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money	(o) Weighted Average Cost
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%
							Plus:	Unamortized Premium (Discount)			$0				
							Less:	Unamortized Fees and Issuance Expenses			$0				
							Plus:	Unamort. Gains (Losses) on Redeemed Stock			$0				
								Net Balance of Preferred Stock			$0				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Adjusted Cost of Preferred Stock

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Stock (Sched.VI)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule VI	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule VI	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Stock	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule VI	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule VI	
17		
18		
19	Net Balance of Preferred Stock (Sched.VI)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Stock Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Stock (Sched.VI)	0.00%
25		
26	Annual Preferred Stock Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Stock Requirement	$0
31		
32	Adjusted Cost of Preferred Stock (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VII

Weighted Average Cost of Long-Term Debt (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Principal Amount at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Reacquired Debt	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Principal Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Debt	(o) Weighted Average Cost
	Direct														
1	9.15% Series	33324	44270	9.150%	$160,000,000	($336,000)	$2,343,250	($271,660)	$157,049,090	98.156%	$102,442,000	$100,552,843	3.481%	9.334%	0.325%
2	8 3/4% Series	33664	44621	8.750%	$100,000,000	($850,000)	$820,250	($1,256,601)	$96,873,149	96.873%	$82,275,000	$80,380,029	2.090%	9.045%	0.189%
3	7 3/4% Series	34043	45000	7.750%	$250,000,000	($530,000)	$2,187,500	($2,113,560)	$245,168,940	98.068%	$250,000,000	$245,168,940	8.487%	7.920%	0.672%
4	7 1/2% Series	34164	45108	7.500%	$200,000,000	($956,000)	$1,750,000	$0	$187,294,000	93.647%	$200,000,000	$187,294,000	6.829%	7.615%	0.520%
5	Indirect Intercompany														
6	4.90% GCWD 93	34311	37956	4.900%	$18,600,000	($103,750)	$273,019	($194,977)	$18,028,254	96.558%	$18,800,000	$18,028,254	0.555%	5.350%	0.030%
7	6.5% MTN C	34079	37732	6.500%	$150,000,000	($201,000)	$607,500	($1,243,958)	$147,947,542	98.632%	$150,000,000	$147,947,542	5.121%	6.690%	0.343%
8	5.60% BRA 93	34311	43070	5.600%	$83,565,000	($1,087,181)	$1,623,652	($3,304,706)	$77,540,461	92.801%	$83,565,000	$77,540,461	2.684%	6.179%	0.166%
9	8 3/8% BRA 92B	33878	41000	8.375%	$33,470,000	($93,047)	$450,932	($1,789,522)	$31,136,499	93.028%	$33,470,000	$31,136,499	1.078%	7.038%	0.076%
10	8 3/8% GCWD 92/	33878	41000	8.375%	$12,100,000	($33,638)	$182,875	($772,507)	$11,131,180	91.993%	$12,100,000	$11,131,180	0.385%	7.142%	0.028%
11	6.7% BRA 92A	33664	42795	6.700%	$43,820,000	($266,426)	$622,241	($7,271,366)	$35,456,967	80.822%	$43,820,000	$35,456,967	1.227%	8.563%	0.105%
12	6.7% MCND 92A	33664	46447	6.700%	$56,095,000	($420,713)	$1,178,480	($12,218,115)	$42,277,692	75.368%	$56,095,000	$42,277,692	1.463%	9.030%	0.132%
13	5.80% BRA 95	34898	42217	5.800%	$91,945,000	($3,161,989)	$1,030,303	($4,004,885)	$83,747,823	91.085%	$91,945,000	$83,747,823	2.899%	6.600%	0.192%
14	5.80% MCND 95	34898	42292	5.800%	$58,905,000	($2,025,743)	$1,109,254	($2,427,444)	$53,342,559	90.557%	$58,905,000	$53,342,559	1.846%	6.655%	0.123%
15	Utility Holding LLC	37499	46753	5.900%	$1,038,000,000	$0	$0	$0	$1,038,000,000	100.000%	$538,500,000	$538,500,000	18.571%	5.890%	1.096%
16	Credit Facility												0.000%		
17	$1.31B Credit Faci	37572	38687	12.750%	$1,310,000,000	$0	$58,641,330	$0	$1,250,358,670	95.447%	$1,310,000,000	$1,250,358,670	43.282%	14.681%	6.354%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

Weighted Average Cost of Long-Term Debt (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Principal Amount at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Reacquired Debt	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Principal Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Debt	(o) Weighted Average Cost
	Direct														
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
76	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
77	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
78	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
79	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
80	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
81	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
82	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
83	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
84	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
85	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
86	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
87	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
88	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
89	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
90	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
91	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
92	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
93	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
94	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
95	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
96	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
97	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
98	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
99	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
100	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$3,007,717,000	$2,888,885,250	100.000%		10.349%
							Plus:	Unamortized Premium (Discount)			($1,479,354)				
							Less:	Unamortized Fees and Issuance Expenses			$60,924,489				
							Plus:	Unamortized Gains (Losses) on Reacq. Debt			($58,185,741)				
								Net Balance of Debt			$2,887,127,416				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VIIa

Adjusted Cost of Long-Term Debt

LINE			
1		Balance of Unamortized Gains (Losses) on	($58,185,741)
2		Reacquired Debt (Sched.VII)	
3	-	Balance Related to Gains (Losses) Identified	($9,477,183)
4		in Col.(h) of Schedule VII	
5			
6		Net Balance of Unamortized Gains (Losses) Not	($48,708,558)
7		Accounted for in Col.(h) of Schedule VII	
8			
9			
10		Annual Amortization of Gains (Losses) on	($3,650,667)
11		Reacquired Debt	
12	-	Annual Amortization Related to Gains (Losses)	($646,020)
13		Identified in Col.(h) of Schedule VII	
14			
15		Net Annual Amortization of Gains (Losses) Not	($3,004,647)
16		Accounted for in Col.(h) of Schedule VII	
17			
18			
19		Net Balance of Debt (Sched.VII)	$2,887,127,416
20	-	Net Balance of Unamortized Gains (Losses) from Line 6	($48,708,558)
21			
22		Debt Balance Excluding Net Gains (Losses)	$2,935,835,974
23			
24	x	Weighted Average Cost of Debt (Sched.VII)	10.35%
25			
26		Annual Debt Requirement	$303,832,696
27			
28	-	Net Amortization of Gains (Losses) from Line 15	($3,004,647)
29			
30		Adjusted Annual Debt Requirement	$306,837,343
31			
32		Adjusted Cost of Debt (Line 30/Line 19)	10.63%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Weighted Average Cost of Short-Term Debt

				End of Monitoring Period Twelve Months Ending December 31, 2002			
Line	Balance at end of 1999	Balance at end of 2000	Balance at end of 2001	(a) Balance Outstanding	(b) Balance As a % of Total	(c) Average Cost	(d) Weighted Average Cost
1 Bank Loans	n/a	n/a	n/a	0	0.00%	0.00%	0.00%
2 Other	n/a	n/a	n/a	0	0.00%	0.00%	0.00%
3							
4 Total Notes Payable	n/a	n/a	n/a	$0	0.00%		0.00%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule IX

Weighted Average Cost of Preferred Trust Securities

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money (see note)	(o) Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%
							Plus:	Unamortized Premium (Discount)			$0				
							Less:	Unamortized Fees and Issuance Expenses			$0				
							Plus:	Unamort. Gains (Losses) on Redeemed Securities			$0				
							Net Balance of Preferred Trust Securities				$0				

Note: The cost (column n) of Preferred Trust Securities should be reported on a pre-tax basis; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule IXa

Adjusted Cost of Preferred Trust Securities

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Securities (Sched.IX)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule IX	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule IX	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Securities	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule IX	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule IX	
17		
18		
19	Net Balance of Preferred Trust Securities (Sched.IX)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Trust Securities Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Trust Securities (Sched.IX)	0.00%
25		
26	Annual Preferred Trust Securities Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Trust Securities Requirement	$0
31		
32	Adjusted Cost of Preferred Trust Securities (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule X

Historical Financial Statistics
(Total Company Basis)

Line	Fiscal Year:	1998	1999	2000	2001	Monitoring Period
1	Total Debt as a Percent	n/a	n/a	n/a	n/a	72.54%
2	of Total Capital					
3						
4	CWIP as a Percent of Net Plant	n/a	n/a	n/a	n/a	2.44%
5						
6	Construction Expenditures as a	n/a	n/a	n/a	n/a	6.33%
7	Percent of Total Capital					
8						
9	Pre-Tax Interest Coverage	n/a	n/a	n/a	n/a	3.14
10						
11	Funds From Operations / Total Debt	n/a	n/a	n/a	n/a	11.77%
12						
13						
14	Fixed Charge Coverage	n/a	n/a	n/a	n/a	3.10
15						
16	Fixed Charge Coverage (Including	n/a	n/a	n/a	n/a	3.10
17	Distributions on Pref Trust Securities)					
18						
19	Funds From Operations Interest Coverage	n/a	n/a	n/a	n/a	5.43
20					n/a	
21	Net Cash Flow / Capital Outlays	n/a	n/a	n/a	n/a	74.09%
22						
23						
24	Cash Coverage of Common Dividends	n/a	n/a	n/a	n/a	2.19
25						
26	AFUDC and Deferrals as a Percent	n/a	n/a	n/a	n/a	3.81%
27	of Net Income for Common					
28						
29	Return on Average Common Equity	n/a	n/a	n/a	n/a	8.56%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1a

Revenues, Sales, and Customer Data
Unadjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	42,055,878	1,761,924	28,677,834	2,667,332	3,237,599	3,468,936	81,869,505
2	2002	2	39,562,006	2,476,088	32,227,325	2,698,310	4,875,557	3,513,030	85,352,316
3	2002	3	38,010,841	2,060,644	33,712,744	3,543,645	2,769,411	3,522,813	83,620,098
4	2002	4	36,881,261	2,115,090	33,406,691	3,387,176	3,743,090	3,529,471	83,062,780
5	2002	5	47,769,047	2,308,470	33,745,898	3,048,368	3,046,751	3,535,910	93,454,444
6	2002	6	54,995,175	2,424,247	34,675,296	3,387,545	2,224,543	3,839,380	101,546,186
7	2002	7	64,722,628	2,440,352	34,980,022	3,463,645	4,211,366	4,835,282	114,653,294
8	2002	8	70,559,411	2,579,344	35,478,380	3,343,798	3,950,081	3,768,971	119,679,986
9	2002	9	70,387,716	2,545,597	35,834,014	3,412,249	4,249,071	3,882,107	120,310,754
10	2002	10	61,869,887	2,536,000	35,732,484	3,464,787	4,006,557	3,913,383	111,523,097
11	2002	11	44,090,786	2,398,544	34,679,635	3,224,281	7,528,075	3,922,063	95,843,385
12	2002	12	37,873,738	2,315,693	33,168,714	3,190,613	4,351,118	3,917,276	84,817,152
13	Totals (Note 2)		608,778,374	27,961,993	406,319,039	38,831,749	48,193,220	45,648,622	1,175,732,997
14									
15	Monitoring Period								
16	Average (lines 1 thru 12)		50,731,531	2,330,166	33,859,920	3,235,979	4,016,102	3,804,052	97,977,750

Note 1: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column headings may be relabeled).

Note 2: Column 7 of this line should correspond to line 2, column 8 of Schedule 1.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1b

Revenues, Sales, and Customer Data
Weather-adjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	43,326,878	1,761,924	28,677,834	2,667,332	3,237,599	3,468,936	83,140,505
2	2002	2	41,854,006	2,499,088	32,227,325	2,698,310	4,875,557	3,513,030	87,667,316
3	2002	3	36,416,841	2,054,644	33,712,744	3,543,645	2,769,411	3,522,813	82,020,098
4	2002	4	35,599,261	2,089,090	33,406,691	3,387,176	3,743,090	3,529,471	81,754,780
5	2002	5	40,890,047	2,184,470	33,745,898	3,048,368	3,046,751	3,535,910	86,451,444
6	2002	6	53,782,175	2,410,247	34,675,296	3,387,545	2,224,543	3,839,380	100,319,186
7	2002	7	66,553,628	2,464,352	34,980,022	3,463,645	4,211,366	4,835,282	116,508,294
8	2002	8	72,824,411	2,608,344	35,478,380	3,343,798	3,950,081	3,768,971	121,973,986
9	2002	9	71,567,716	2,561,597	35,834,014	3,412,249	4,249,071	3,882,107	121,506,754
10	2002	10	60,588,887	2,516,000	35,732,484	3,464,787	4,006,557	3,913,383	110,222,097
11	2002	11	45,476,786	2,413,544	34,679,635	3,224,281	7,528,075	3,922,063	97,244,385
12	2002	12	38,814,738	2,352,693	33,168,714	3,190,613	4,351,118	3,917,276	85,795,152
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		50,641,281	2,326,333	33,859,920	3,235,979	4,016,102	3,804,052	97,883,666

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1c

Revenues, Sales, and Customer Data
Weather-adjustments to Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kva	(3) Secondary greater than 10 kva	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	(1,271,000)	0	0	0	0	0	(1,271,000)
2	2002	2	(2,292,000)	(23,000)	0	0	0	0	(2,315,000)
3	2002	3	1,594,000	6,000	0	0	0	0	1,600,000
4	2002	4	1,282,000	26,000	0	0	0	0	1,308,000
5	2002	5	6,879,000	124,000	0	0	0	0	7,003,000
6	2002	6	1,213,000	14,000	0	0	0	0	1,227,000
7	2002	7	(1,831,000)	(24,000)	0	0	0	0	(1,855,000)
8	2002	8	(2,265,000)	(29,000)	0	0	0	0	(2,294,000)
9	2002	9	(1,180,000)	(16,000)	0	0	0	0	(1,196,000)
10	2002	10	1,281,000	20,000	0	0	0	0	1,301,000
11	2002	11	(1,386,000)	(15,000)	0	0	0	0	(1,401,000)
12	2002	12	(941,000)	(37,000)	0	0	0	0	(978,000)
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		90,250	3,833	0	0	0	0	94,083

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.2a

Revenues, Sales, and Customer Data
Unadjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kva	(3) Secondary greater than 10 kva	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	1,575,241	64,009	1,878,167	248,593	1,201,390	22,875	4,990,275
2	2002	2	1,436,951	93,803	2,000,924	236,567	1,724,369	22,750	5,515,364
3	2002	3	1,356,221	73,609	1,896,010	279,323	829,395	22,847	4,457,405
4	2002	4	1,307,242	76,437	1,941,559	276,488	1,180,922	22,914	4,805,562
5	2002	5	1,775,183	85,662	2,139,689	256,696	1,354,505	22,819	5,634,554
6	2002	6	2,085,466	90,649	2,281,548	284,009	959,137	22,816	5,723,625
7	2002	7	2,506,708	91,588	2,392,821	309,874	1,504,681	22,831	6,828,503
8	2002	8	2,757,090	98,145	2,476,654	312,541	1,261,190	22,875	6,928,495
9	2002	9	2,744,960	96,737	2,512,279	323,580	1,375,370	22,895	7,075,821
10	2002	10	2,374,533	95,366	2,398,491	307,116	1,365,289	22,985	6,563,780
11	2002	11	1,608,451	88,745	2,057,639	256,274	2,082,244	23,016	6,116,369
12	2002	12	1,339,423	84,861	1,950,142	242,487	1,229,087	23,025	4,869,025
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		1,905,622	86,634	2,160,494	277,796	1,338,965	22,887	5,792,398

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.2b

Revenues, Sales, and Customer Data
Weather-adjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	1,630,061	70,424	1,877,717	248,593	1,201,390	22,875	5,051,060
2	2002	2	1,535,812	107,793	2,001,045	236,567	1,724,369	22,750	5,628,336
3	2002	3	1,287,465	68,915	1,897,524	279,323	829,395	22,847	4,385,469
4	2002	4	1,251,948	54,565	1,935,354	276,488	1,180,922	22,914	4,722,191
5	2002	5	1,478,403	(19,632)	2,107,574	256,696	1,354,505	22,819	5,200,365
6	2002	6	2,033,125	78,903	2,277,771	284,009	959,137	22,816	5,655,761
7	2002	7	2,585,699	112,075	2,398,853	309,874	1,504,681	22,831	6,934,013
8	2002	8	2,854,596	123,731	2,484,500	312,541	1,261,190	22,875	7,059,433
9	2002	9	2,795,772	110,634	2,516,305	323,580	1,375,370	22,895	7,144,556
10	2002	10	2,319,405	77,756	2,391,966	307,116	1,365,289	22,985	6,484,517
11	2002	11	1,668,120	101,550	2,062,458	256,274	2,082,244	23,016	6,193,662
12	2002	12	1,379,940	114,593	1,961,118	242,487	1,229,087	23,025	4,950,250
13			22,820,346	1,001,307	25,912,185	3,333,548	16,067,579	274,648	69,409,613
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		1,901,696	83,442	2,159,349	277,796	1,338,965	22,887	5,784,134

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.2c

Revenues, Sales, and Customer Data
Weather-adjustments to Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	(54,820)	(6,415)	450	0	0	0	(60,785)
2	2002	2	(98,861)	(13,990)	(121)	0	0	0	(112,972)
3	2002	3	68,756	4,694	(1,514)	0	0	0	71,936
4	2002	4	55,294	21,872	6,205	0	0	0	83,371
5	2002	5	296,780	105,294	32,115	0	0	0	434,189
6	2002	6	52,341	11,746	3,777	0	0	0	67,864
7	2002	7	(78,991)	(20,487)	(6,032)	0	0	0	(105,510)
8	2002	8	(97,506)	(25,586)	(7,846)	0	0	0	(130,938)
9	2002	9	(50,812)	(13,897)	(4,026)	0	0	0	(68,735)
10	2002	10	55,128	17,610	6,525	0	0	0	79,263
11	2002	11	(59,669)	(12,805)	(4,819)	0	0	0	(77,293)
12	2002	12	(40,517)	(29,732)	(10,976)	0	0	0	(81,225)
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		3,927	3,192	1,145	0	0	0	8,264

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.3

Revenues, Sales, and Customer Data
Weather Data
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Cooling Degree Days	(2) Normal Cooling Degree Days	(3) Heating Degree Days	(4) Normal Heating Degree Days
1	2002	1	32	289	18	373
2	2002	2	6	323	24	253
3	2002	3	83	153	72	120
4	2002	4	253	9	163	31
5	2002	5	366	0	354	1
6	2002	6	483	0	500	0
7	2002	7	558	0	580	0
8	2002	8	560	0	576	0
9	2002	9	445	0	445	0
10	2002	10	233	12	231	24
11	2002	11	23	182	74	152
12	2002	12	17	306	28	324
13						
14						
15	Monitoring Period					
16	Total (lines 1 thru 12)		3,059	1,274	3,066	1,277

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.4

Revenues, Sales, and Customer Data
Number of Delivery Points
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	1,529,283	127,669	82,969	646	161	31,888	1,772,616
2	2002	2	1,529,415	124,863	85,807	648	156	38,625	1,779,514
3	2002	3	1,536,720	122,442	87,705	644	147	32,275	1,779,933
4	2002	4	1,536,109	122,467	87,723	654	145	32,260	1,779,358
5	2002	5	1,537,941	122,222	87,139	651	144	31,712	1,779,809
6	2002	6	1,543,528	125,104	88,260	655	147	31,655	1,789,349
7	2002	7	1,543,174	125,782	88,803	646	1[illegible]0	31,425	1,789,980
8	2002	8	1,550,280	127,612	88,136	665	161	31,175	1,798,029
9	2002	9	1,556,272	129,002	88,260	661	162	30,999	1,805,356
10	2002	10	1,565,029	130,865	87,482	652	164	30,814	1,815,006
11	2002	11	1,567,025	130,617	88,585	668	166	30,665	1,817,726
12	2002	12	1,569,230	131,109	88,649	660	165	30,569	1,820,382
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		1,547,001	126,646	87,460	654	156	32,005	1,793,922

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Revenues, Sales, and Customer Data
Weather Adjustment Procedure

Please provide a brief explanation of the procedure that the company used to derive the weather- adjustment results provided in Schedules XI.1-XI.3. If models are used in the development of the weather-adjusted results, please please provide a brief explanation of the models used.

Include all supporting workpapers.

1 Hourly temperatures are based upon observations for Hobby Airport. Temperatures are exponentially smoothed using a weight of 25% for the current hour and 75% for the previous smoothed temperature value prior to calculating heating degree hours (HDH) and cooling degree hours (CDH).

2 The calendar month HDH is calculated by summing the hourly HDH for each hour of the month, calendar month CDH is similarly calculated.

3 HDH and CDH are both calculated using smoothed temperatures and a base of 65 degrees. HDH is further calculated for bases of 55 and 40. This information is used to split the total HDH for base 65 into a component for temperatures (1) below 40 degrees, (2) from 55 degrees down to 40 degrees, and (3) from 65 degrees down to 55 degrees. Similarly, CDH is additionally calculated for bases of 72, 80, and 90. Total CDH is then split into a component for temperatures (1) from 65 to 72, (2) from 72 to 80, (3) from 80 to 90, and (4) over 90. This approach allows CenterPoint greater flexibility in modelling sales as a function of weather than permitted by a single base temperature for heating and cooling degree hours, respectively. Results from regression analysis performed on daily MWH usage for the residential rate class show that the responsiveness of load to a change in temperature is not the same for all temperatures either below 65 degrees or above 65 degrees. The temperature ranges are summarized as follows:

Heating Degree Hours:
- Range 1 temperature is 40 degrees or below
- Range 2 temperature is from 55 to 40 degrees
- Range 3 temperature is from 65 to 55 degrees

Cooling Degree Hours:
- Range 4 temperature is from 65 to 72 degrees
- Range 5 temperature is from 72 to 80 degrees
- Range 6 temperature is from 80 to 90 degrees
- Range 7 temperature is 90 degrees or above

4 For each of the applicable temperatures bases, "Normal" calendar month HDH and CDH are based upon 30 year averages. For example, for each January results are summed for HDH and CDH respectively, and then divided by 30 to obtain "normal" January HDH and CDH. HDH and CDH are similarly calculated for the other months.

5 Adjustments to residential MWH sales are calculated for each month using the formula below:

MWH Adjustment = Residential customers * (HDH Coef Range 1 * (Normal HDH Range 1 - Actual HDH Range 1)+HDH Coef Range 2 * (Normal HDH Range 2 - Actual HDH Range 2)+HDH Coef Range 3 * (Normal HDH Range 3 - Actual HDH Range 3)+CDH Coef Range 4 * (Normal CDH Range 4 - Actual CDH Range 4)+CDH Coef Range 5 * (Normal CDH Range 5 - Actual CDH Range 5)+CDH Coef Range 6 * (Normal CDH Range 6 - Actual CDH Range 6)+CDH Coef Range 7 * (Normal CDH Range 7 - Actual CDH Range 7))/1000

6 No weather adjustments were made to the streetlight sales which are not metered and are billed a fixed amount.

7 Residential base revenues are adjusted using the KWH charge times the MWH adjustment.

Revenues, Sales, and Customer Data
Other Adjustments to Revenue

Did you experience in the monitoring period any of the following that might have affected your base revenue significantly:

(a) major loss of load;
(b) significant expansion;
(c) any other event causing significant change in base revenue.

Some large industrial customers have gone to self-generation, or partially gone to self-generation. Those customers took 1,125,974 mwh less in 2002 than 2001. None of the customers have taken zero mwh in 2002, so some revenue has resulted. Base revenue is primarily billed on a kva basis, and largely on a 4CP kva basis, so determining a revenue impact is difficult since billings at bundled rates before deregulation did not reflect the 4CP billing prevalent in unbundled rates.

If yes, please explain. If possible, enumerate base revenue adjustments for each of these factors. (Note: Do not identify individual customers loads.)

(a)

(b)

(C)

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XII

PROPOSED COMPANY ADJUSTMENTS

For each proposed adjustment, please provide a full description. Supporting workpapers (if any) should be provided as a supplemental attachment to the Earnings Report.

Ref. Line	Description	Total Electric	Allocation Percentage	Texas Jurisdictional
	None			

EXTRAORDINARY AND NONRECURRING ITEMS

A. Reporting Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.
			None		

B. Prospective Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Part A: Trust Activity

Line	TOTAL COMPANY	Unit 1 Qualified	Unit 1 Non-Qualified	Unit 2 Qualified	Unit 2 Non-Qualified	Unit 3 Qualified	Unit 3 Non-Qualified
1	Beginning Balance	$70,872,031	$192,116	$97,931,026	$160,827	$0	$0
2	Earnings	(5,449,757)	14,335	(6,903,967)	11,873	0	0
3	Total Deposits	2,015,515	0	892,653	0	0	0
5	Ending Balance	$67,437,789	$206,451	$91,919,712	$172,700	$0	$0
7	TEXAS JURISDICTION						
9	Beginning Balance	$70,872,031	$192,116	$97,931,026	$160,827	$0	$0
10	Earnings	(5,449,757)	14,335	(6,903,967)	11,873	0	0
11	Total Deposits	2,015,515	0	892,653	0	0	0
13	Ending Balance	$67,437,789	$206,451	$[illegible],919,712	$172,700	$0	$0

Part B: Trust Investments

Line	Asset Type (Specify)	Unit 1 Percent of Ending Balance Qualified	Unit 1 Non-Qualified	Unit 2 Percent of Ending Balance Qualified	Unit 2 Non-Qualified	Unit 3 Percent of Ending Balance Qualified	Unit 3 Non-Qualified
24	Equity Securities (Domestic)	44.8%	0.0%	44.7%	0.0%	0.0%	0.0%
25	Equity Securities (International)	8.5%	0.0%	6.9%	0.0%	0.0%	0.0%
26	US Treasuries and Agencies	24.5%	0.0%	24.6%	0.0%	0.0%	0.0%
27	Corporate and Other Bonds	19.9%	0.0%	18.6%	0.0%	0.0%	0.0%
28	Municipal Bonds	0.0%	100.0%	0.0%	100.0%	0.0%	0.0%
29	Cash and Other	2.3%	0.0%	3.2%	0.0%	0.0%	0.0%
30	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
33	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
34	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
36		100.0%	100.0%	100.0%	100.0%	0.0%	0.0%

Part C: Other Information

Line		Unit 1	Unit 2	Unit 3
43	Name of Trustee(s):	Mellon Bank, N.A.	Mellon Bank, N.A.	Text
44		Text	Text	Text
45		Text	Text	Text

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Last Decommissioning Cost Estimate:

Date:	1999		1999	Text
Amount ($000s):	$152,864	(1998 dollars)	$184,081	$0

Currently Allowed Decommissioning Expense:

Jurisdiction	Effective date	Docket No.	Allowed Total Company Amount	Allowed Jurisdictional Amount
Texas	1-Jan-02	22355	$2,908,168	$2,908,168
Text	Text	Text	$0	$0
Text	Text	Text	$0	$0
Text	Text	Text	$0	$0
Text	Text	Text	$0	$0

Part D: Deposit Schedule

	Unit 1		Unit 2		Unit 3	
	Amount of Deposit		Amount of Deposit		Amount of Deposit	
Date of Deposit	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
31-Jan-02	$167,960	$0	$74,388	$0	$0	$0
28-Feb-02	167,960	0	74,388	0	0	0
28-Mar-02	167,960	0	74,388	0	0	0
30-Apr-02	167,960	0	74,388	0	0	0
31-May-02	167,960	0	74,388	0	0	0
28-Jun-02	167,960	0	74,388	0	0	0
31-Jul-02	167,960	0	74,388	0	0	0
30-Aug-02	167,960	0	74,388	0	0	0
30-Sep-02	167,960	0	74,388	0	0	0
31-Oct-02	167,960	0	74,388	0	0	0
27-Nov-02	167,960	0	74,388	0	0	0
31-Dec-02	167,960	0	74,388	0	0	0
Total	$2,015,515	$0	$892,653	$0	$0	$0

Part E: Reported Annual Rate of Return

Fund	Reporting Period Annual Total ROR	Reporting Period Annual Net ROR	Since Inception-- Total ROR (Annualized)	Since Inception-- Net ROR (Annualized)
Unit 1 Qualified	-7.08%	-7.00%	6.97%	6.39%
Unit 1 Unqualified	7.91%	7.46%	5.59%	4.84%
Unit 2 Qualified	-6.09%	-6.31%	8.32%	7.46%
Unit 2 Unqualified	7.91%	7.48%	5.54%	4.96%
Unit 3 Qualified	0.00%	0.00%	0.00%	0.00%
Unit 3 Unqualified	0.00%	0.00%	0.00%	0.00%
Spent Fuel *	0.00%	0.00%	0.00%	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.
* Complete line 94 if funding for Spent Fuel is accounted for separately.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Supplemental Schedule I-1

AMORTIZATION EXPENSE

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Land Rights and Leasehold Improv.	879,021	879,021	879,021
2	Miscellaneous Intangible Plant	15,257,270	15,257,270	15,257,270
3	Regulatory Asset: Property Insurance FOF 93	1,420,000	1,420,000	1,420,000
4	Regulatory Asset: Customer Service FOF 155	300,766	300,766	300,766
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Amortization Expense Other	$17,857,056	$17,857,056	$17,857,056

Note: Include pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket. The reported amount should also include any allowed return granted in the company's unbundled cost-of-service docket and not included as an addition to rate base. Post-September 1999 long-term debt and preferred stock transaction costs should be included in Schedule VIa and VIIa.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

OTHER EXPENSES

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	None	$0	$0	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Expenses	$0	$0	$0

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Summary of Substantive Rule 25.77 Expenditures

Line	Description	Total Electric	Texas Jurisdiction	FERC Account No.
1	Business gifts and Entertainment	$0	$0	-
2	Institutional Advertising	32,082	32,082	909
3	Consumption-Inducing Advertising	0	0	-
4	Other Advertising	36,538	36,538	930.1
5	Public Relations Expense	110,401	110,401	Various
6	Legislative Advocacy (Note A)	2,236,033	2,236,033	426.4
7	Representation Before a Gov't Body (Note B)	0	0	-
8	Legal Expenses (Note C)	3,656,936	3,656,936	Various
9	Charitable, Civic, and Religious Donations	361,117	361,117	426.1
10	Political Contributions	0	0	-
11	Dues and Membership Fees	3,187,457	3,187,457	9302 & others
12				
13	Total	$9,620,564	$9,620,564	

Note A: Information shall include, but not be limited to, advocacy before any legislative body.
Note B: Information shall include representation before any governmental agency or body, including municipalities.
Note C: Information shall include legal expenses not accounted for in other categories.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

OTHER INVESTED CAPITAL ADDITIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Property Insurance Reserve Dkt 22355 FOF III/D/93	$5,679,000	$5,679,000	$5,679,000
2	Restructuring Costs Dkt 22355 FOF III/D/155	1,046,671	$1,046,671	$1,046,671
3			$0	$0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Additions	$6,725,671	$6,725,671	$6,725,671

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

OTHER INVESTED CAPITAL DEDUCTIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	None	$0	$0	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Deductions	$0	$0	$0

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

COMMENTS/FOOTNOTES

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount
All			This report is filed for the Transmission and Distribution business as a division of CenterPoint Energy Houston Electric, LLC.	
I,II,III,IV			This Alternative Format is filed in compliance with the Instruction under Schedule I Note. The Company has directly assigned to the Wholesale Transmission and Retail T&D functions.	
I	2	2	Transmission services provided to the affiliated Distribution Service Provider in the amount of $51,371,973.	
I	8	2	Unbilled Energy Delivery Revenues for the Distribution sales are included in this line.	
Ia		6	System Benefit funds are not reflected in revenues, rather they are recorded directly against liabilities.	
Ia		22	Excess mitigation reflects actual excess earnings reported on the Company's Annual Reports for 1998 through 2001. The interest component of the credits refunded is not broken out separately on the bills to customers. As a result, the interest reported has been extrapolated using the factors for determining the credit.	
Ia		27	Excess Mitigation Credits are not reflected in revenues, rather they are recorded directly against liabilities.	
II	2	8	Transmission services provided by the affiliated Transmission Service Provider in the amount of $51,371,973.	

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Special Rates

DEFINITION: Special rates include rates such as legislatively mandated rates (e.g., university discount rates).

Please complete the information required by items 1, 2, 3, and 4 in the table below.

Answer the following in the table below:

1. Name and describe the qualification criteria for each special rate schedule available to customers and reported in each row of the following table. Separate jurisdictions should also be identified in this column.
2. Provide the total number of delivery points taking service at each special rate.
3. Provide the total actual base revenue recovered during the reporting period from all delivery points taking service at each special rate.
4. Assuming that special-rate services were provided at corresponding standard tariff rates, calculate the total amount of base revenues that would result.

Revenue Imputation for Special Rates

(1) Name of Special Rates	(2) Total Number of Delivery Pts.	(3) Total Actual Base Revenues Recovered	(4) Total Amount of Base Revenues Assuming Standard Tariffs
State College University Discount SVS Rate	46	$8,650	$10,704
State College University Discount SVL Rate	104	$3,224,989	$3,965,692
State College University Discount PVS Rate	4	$458,467	$572,470
State College University Discount MLS/SLS Rate	23	$14,202	$17,687
State College University Discount TVS Rate	2	$802,458	$973,713
State College University Discount RS Rate	87	$20,593	$25,356
	0	$0	$0
TOTAL		$4,529,359	$5,565,623

Revenue Imputation:

Base Revenues at Standard Tariff	Col (4)	$5,565,623
Less Actual Base Revenues	Col (3)	$4,529,359
		$1,036,263

Signature Page
Public Utility Commission of Texas--Earnings Report
Twelve Months Ending December 31, 2002

I certify that I am the responsible official of CenterPoint Energy Houston Electric, LLC that I have examined the foregoing report; that to the best of my knowledge, information, and belief, all statements of fact contained in the said report are true and the said report is a correct statement of the business and affairs of the above-named respondent in respect to each and every matter set forth therein during the period from January to December 2002 inclusive.

5-14-03
Date

Signature

Walter Fitzgerald
Controller, CenterPoint Energy Houston Electric, LLC
Title

Address: PO Box 1700, Houston, Texas 77251-1700

Phone: 713-207-7425

Email address: Walter.Fitzgerald@CenterPointEnergy.com

Alternative contact regarding this report:

Name: Steven Malkey
Title: Manager, Regulatory Reporting

Address: PO Box 1700, Houston, Texas 77251-1700

Phone:713-207-5329

Email address:Steven.Malkey@CenterPointEnergy.com

WORKPAPERS

ELECTRIC INVESTOR-OWNED UTILITIES

EARNINGS REPORT (Workpapers)

OF

CenterPoint Energy Houston Electric, LLC

TO THE

PUBLIC UTILITY COMMISSION OF TEXAS

FOR THE

Twelve Months Ending December 31, 2002

WORKPAPERS

Check one:

This is an original submission [X]
This is a revised submission [ ]

Date of submission: May 15, 2003

GENERAL QUESTIONS

If additional space is required, please attach pages providing the requested information.

1. State the exact name of the utility.

   CenterPoint Energy Houston Electric, LLC

2. State the date when the utility was originally organized.

   January 9, 1906

3. Report any change in name during the most recent year and state the effective date.

   Reliant Energy HL&P : August 31, 2002

4. State the name, title, phone number, email address, and office address of the officer of the utility to whom correspondence should be addressed concerning this report.

   Walter Fitzgerald, Vice President and Controller
   PO Box 1700, Houston, Texas 77251-1700

   713.207.7425
   Walter.Fitzgerald@CenterPointEnergy.com

4a. State the name, title, phone number, email address, and office address of any other individual designated by the utility to answer questions regarding this report (optional).

   Steven Malkey, Manager, Regulatory Reporting
   PO Box 1700, Houston Texas 77251-1700

   713.207.5329
   Steven.Malkey@CenterPointEnergy.com

5. State the location of the office where the Company's accounts and records are kept.

   1111 Louisiana, Houston, Texas 77002

6. State the name and address of the individual or firm, if other than a utility employee, preparing this report.

   Not applicable

!002\[Earnings Report - Workpapers.xls]TB

7. Please indicate the filing status of the Company regarding federal income taxes, e.g., S-Corps, Corporations, Partnerships, Individuals, etc.

   Limited Liability Corporation

8. Please provide:
   a. The period-ending number of utility employees (total company): 3286 CEHE 10-K pg 56 Fn 8(f)

   b. The period-ending number of Electric Points of Delivery:

Total Company:	1,793,922	Sch XI.4
Texas Jurisdictional:	1,793,922	Sch XI.4

9. Will the Company have a rate proceeding pending before this commission on the due date of this Earnings Monitoring Report?

   Yes or No ==> No

10. IF THIS IS A REVISED REPORT, provide the schedule number, line number, and column designation where each change input data appears.

    Not Applicable

:002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule I(PUC)

SUMMARY OF REVENUES AND EXPENSES

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission***	(8) Retail T&D
1	TOTAL REVENUES:									
2	Energy Delivery Revenues (Note 1)		$1,329,796,307	$51,371,973	$1,381,168,280	100.00%	$1,381,168,280	N/A	$205,435,283	$1,175,732,997
3	Miscellaneous Service Revenues		30,589,836	0	30,589,836	100.00%	$30,589,836	N/A	$7,482,366	$23,107,470
4	Revenue Sub-total		$1,360,386,143	$51,371,973	$1,411,758,116		$1,411,758,116		$212,917,649	$1,198,840,467
5										
6	Total Revenues	TB	$1,360,386,143	$51,371,973	$1,411,758,116	100.00%	$1,411,758,116		$212,917,649	$1,198,840,467
7										
8										
9	EXPENSES:									
10										
11	Operations and Maintenance Expense (Note 2)	FF1	557,963,006	51,371,973	609,334,979	100.00%	609,334,979	12.46%	$75,926,210	$533,408,769
12	Amortization Expense (Note 3)	TB	17,857,057	0	17,857,057	100.00%	17,857,057	19.50%	$3,482,126	$14,374,930
13	Depreciation Expense	TB	203,491,781	0	203,491,781	100.00%	$203,491,781	19.50%	$39,680,897	$163,810,884
14	Interest on REP/CR Deposits	TB	0	0	0	0.00%	$0	0.00%	$0	$0
15	Taxes Other Than Income Taxes	FF1	98,525,493	0	98,525,493	100.00%	$98,525,493	19.50%	$19,212,471	$79,313,022
16	State Income Taxes	TB	0	0	0	0.00%	$0	0.00%	$0	$0
17	Federal Income Taxes (Note 4)	TB	67,353,021	(28,979,525)	38,373,496	100.00%	38,373,496	19.50%	8,278,753	30,094,743
18	Deferred Expenses	TB	0	0	0	0.00%	$0	0.00%	$0	$0
19	Nonbypassable charges (Note 5)	TB	112,564,985	0	112,564,985	100.00%	$112,564,985	0.00%	$0	$112,564,985
20	Other Expenses (Note 6)	TB	0	0	0	0.00%	0	0.00%	$0	$0
21	TOTAL EXPENSES (lines 11 thru 20)		$1,057,755,343	$22,392,448	$1,080,147,791	100.00%	$1,080,147,791	13.57%	$146,580,458	$933,567,333
22	Return (line 7 minus line 21)		302,630,800	28,979,525	$331,610,325	100.00%	$331,610,325	20.00%	$66,337,191	$265,273,134
23										
24	Non-Operating Income		14,129,682	0	14,129,682	100.00%	14,129,682			
25	AFUDC (Debt and Equity)		4,782,083	0	4,782,083	100.00%	4,782,083			

* Include supporting documentation for "other adjustments."

** No inputs are made into the revenue (top) portion of this column; revenues for wholesale transmission are directly input into the top part of column 7. See Schedule I instructions for additional details on calculating the percentage inputs in the bottom portion of this column.

*** The revenues in this column should reflect the payments received from others for wholesale transmission service per the commission's wholesale transmission matrix. See instructions for additional details.

Note 1: See instructions for details regarding the reporting of revenues. Additionally, note that column 8 of this line should correspond to Schedule XI.1a, line 13, column 7.

Note 2: This amount will be carried automatically from Schedule II, line 12.

Note 3: Columns 1 through 5 for this line will be carried automatically from Supplementary Schedule I-1: Amortization Expense, line 22.

Note 4: Columns 3, 5, 7, and 8 of this line will be carried automatically from Schedule IV, line 41.

Note 5: This amount will be carried automatically from Schedule Ia, line 18, and includes only the NBP expenses included in the utility's T&D revenue requirement (i.e., not collected through a separate rider).

Note 6: This amount will be carried automatically from Supplementary Schedule I-2: Other Expenses, line 22.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

TB TDU Trial Balance 2002

FF1 FERC Form 1 for TDU

(1) From Schedule XI.1a

(2) From I/1

(3) From Schedule 8

(4) UCOS Revenue Reqmt Transmission/Total Revenue Reqmt TDU

(5) FF1 page 117 line 39 less line 36

(6) FF1 page 117 line 63 plus line 38

(7) To Schedule IV.

(8) From Schedule I/7

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Direct Assignment

Schedule I(DIR)

SUMMARY OF REVENUES AND EXPENSES

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission***	(8) Retail T&D
1	TOTAL REVENUES:									
2	Energy Delivery Revenues (Note 1)		$1,329,798,307	$51,371,973	$1,381,168,280	100.00%	$1,381,168,280	N/A	$205,435,283	$1,175,732,997
3	Miscellaneous Service Revenues		30,589,836	0	30,589,836	100.00%	$30,589,836	N/A	$7,482,366	$23,107,470
4	Revenue Sub-total		$1,360,388,143	$51,371,973	$1,411,758,116		$1,411,758,116		$212,917,649	$1,198,840,467
5										
6	Total Revenues	TB	$1,360,388,143	$51,371,973	$1,411,758,116	100.00%	$1,411,758,116		$212,917,649	$1,198,840,467
7										
8										
9	EXPENSES:									
10										
11	Operations and Maintenance Expense (Note 2)	FF1	557,963,006	51,371,973	609,334,979	100.00%	609,334,979	9.50%	$57,915,818	$551,419,161
12	Amortization Expense (Note 3)	TB	17,857,057	0	17,857,057	100.00%	17,857,057	22.02%	$3,932,095	$13,924,962
13	Depreciation Expense	TB	203,491,781	0	203,491,781	100.00%	$203,491,781	17.01%	$34,623,543	$168,868,238
14	Interest on REP/CR Deposits	TB	0	0	0	0.00%	$0	0.00%	$0	$0
15	Taxes Other Than Income Taxes	FF1	98,525,493	0	98,525,493	100.00%	$98,525,493	25.04%	$24,670,655	$73,854,838
16	State Income Taxes	TB	0	0	0	0.00%	$0	0.00%	$0	$0
17	Federal Income Taxes (Note 4)	TB	67,353,021	(28,979,525)	38,373,496	100.00%	38,373,496	16.92%	6,491,326	31,882,170
18	Deferred Expenses	TB	0	0	0	0.00%	$0	0.00%	$0	$0
19	Nonbypassable charges (Note 5)	TB	112,564,985	0	112,564,985	100.00%	$112,564,985	0.00%	$0	$112,564,985
20	Other Expenses (Note 6)	TB	0	0	0	0.00%	0	0.00%	$0	$0
21	TOTAL EXPENSES (lines 11 thru 20)		$1,057,755,343	$22,392,448	$1,080,147,791	100.00%	$1,080,147,791	11.82%	$127,633,438	$952,514,354
22	Return (line 7 minus line 21)		302,630,800	28,979,525	$331,610,325	100.00%	$331,610,325	25.72%	$85,284,211	$246,326,113
23										
24	Non-Operating Income		14,129,682	0	14,129,682	100.00%	14,129,682			
25	AFUDC (Debt and Equity)		4,782,083	0	4,782,083	100.00%	4,782,083			

* Include supporting documentation for "other adjustments."

** No inputs are made into the revenue (top) portion of this column; revenues for wholesale transmission are directly input into the top part of column 7. See Schedule I instructions for additional details on calculating the percentage inputs in the bottom portion of this column.

*** The revenues in this column should reflect the payments received from others for wholesale transmission service per the commission's wholesale transmission matrix. See instructions for additional details.

Note 1: See instructions for details regarding the reporting of revenues. Additionally, note that column 8 of this line should correspond to Schedule XI.1a, line 13, column 7.

Note 2: This amount will be carried automatically from Schedule II, line 12.

Note 3: Columns 1 through 5 for this line will be carried automatically from Supplementary Schedule I-1: Amortization Expense, line 22.

Note 4: Columns 3, 5, 7, and 8 of this line will be carried automatically from Schedule IV, line 41.

Note 5: This amount will be carried automatically from Schedule Ia, line 18, and includes only the NBP expenses included in the utility's T&D revenue requirement (i.e., not collected through a separate rider).

Note 6: This amount will be carried automatically from Supplementary Schedule I-2: Other Expenses, line 22.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

TB H:\REGULATORY ACCTG\EMR\2002\[Trial Balance 2002.xls]

FF1 FERC Form 1 for TDU

- From Schedule XI.1a
- From I/1
- From Schedule II
- From I/3
- From I/5/2
- From I/6
- From Schedule IV
- From Schedule Ia
- FF1 page 117 line 39 less line 38
- FF1 page 117 line 63 plus line 36
- To Schedule IV.
- From Schedule I/7

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC Schedule Ia
Twelve Months Ending December 31, 2002

SUMMARY OF OTHER NONBYPASSABLE CHARGES
AND EXCESS MITIGATION CREDITS

Line			Texas Jurisdictional
1	OTHER NONBYPASSABLE CHARGES (not included in T&D COS)		
2	Nuclear Decommissioning Charges		$0
3	Transmission Cost Recovery Factor (TCRF)	●	$878,718
4	Competition Transition Charge (CTC)		$0
5	Municipal Franchise Fees		$0
6	System Benefit Fund	●	$40,782,260
7	Subtotal		$41,660,978
8			
9	Transition Charges (related to securitized costs)	●	$69,627,132
10	TOTAL OTHER NONBYPASSABLE CHARGES		$111,288,110
11			
12			
13	Amount of NBP charges to be reflected in Sched I revenue requirement		
14	**(actual amounts of expenses incurred during monitoring period):**		
15	Nuclear Decommissioning Charges	TB	$2,908,168 ●
16	Municipal Franchise Fees	TB	$109,656,817
17	System Benefit Fund		$0
18	Total (Note 1)		$112,564,985 ●
19			
20			
21	EXCESS MITIGATION CREDITS		
22	Balance of excess mitigation at beginning of monitoring period (Note 2)	●	$1,131,305,253
23	Balance of excess mitigation at end of monitoring period (Note 2)	●	($985,793,706)
24			
25	Excess mitigation credited to customers during monitoring period	●	$145,511,547
26	Associated carrying charges credited during monitoring period (Note 2)	●	$78,448,739
27	Total EMC		$223,960,287

Note 1: The amount on line 18 is carried automatically to Schedule I, line 19.
Note 2: Provide supporting schedules.

[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

● From Ia/3
● From Ia/4
● From Ia/5
TB TDU Trial Balance 2002 page 15
● To Schedule I
● to Schedule XIV
● From XI.1a/4

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule II(PUC)

OPERATIONS AND MAINTENANCE EXPENSE

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Transmission Operations Expenses		$23,330,892	$0	23,330,892	100.00%	$23,330,892	19.50%	$4,549,524	$18,781,368
2	Transmission Maintenance Expenses		$6,290,232	$0	6,290,232	100.00%	$6,290,232	19.50%	$1,226,595	$5,063,637
3	Distribution Operations Expense		$100,657,752	$0	100,657,752	100.00%	$100,657,752	19.50%	$19,628,262	$81,029,490
4	Distribution Maintenance Expenses		$63,196,433	$0	63,196,433	100.00%	$63,196,433	19.50%	$12,323,304	$50,873,129
5	Customer Accounts Expense	FF1	$47,419,199	$0	47,419,199	100.00%	$47,419,199	19.50%	$9,246,744	$38,172,455
6	Customer Service and Informational Expense	FF1	$11,552,964	$0	11,552,964	100.00%	$11,552,964	19.50%	$2,252,828	$9,300,136
7	Sales Expense	FF1	$0	$0	0	0.00%	$0	19.50%	$0	$0
8	Wholesale transmission matrix payments to others		$168,597,824	$51,371,973	219,969,797	N/A	$219,969,797	N/A	N/A	$219,969,797
9	Admin. and General Operations Expenses		$136,917,710	$0	136,917,710	100.00%	$136,917,710	19.50%	$26,698,953	$110,218,757
10	Admin. and General Maintenance Expenses		$0	$0	0	0.00%	$0	19.50%	$0	$0
11										
12	TOTAL OPERATIONS AND MAINTENANCE EXP		$557,963,006	$51,371,973	$609,334,979	100.00%	$609,334,979	12.46%	$75,926,210	$533,408,769

✓ $609,334,979

* Include supporting documentation for "other adjustments."
** See instructions for Schedule II to calculate this column.
[] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

(1) From II/1
(2) From II/4
FF1 FERC Form 1 page 321-323
(3) From I/7
(4) UCOS Revenue Reqmt Transmission/Total Revenue Reqmt TDU
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule II(DIR)

Direct Assignment

OPERATIONS AND MAINTENANCE EXPENSE

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission		(8) Retail T&D
1	Transmission Operations Expenses		● $23,330,892	$0	23,330,892	100.00%	$23,330,892	99.76%	● $23,275,422		● $55,470
2	Transmission Maintenance Expenses		● $6,290,232	$0	6,290,232	100.00%	$6,290,232	94.37%	● $5,936,191		● $354,041
3	Distribution Operations Expense		● $100,657,752	$0	100,657,752	100.00%	$100,657,752	3.32%	● $3,338,075		● $97,319,677
4	Distribution Maintenance Expenses		● $63,196,433	$0	63,196,433	100.00%	$63,196,433	4.99%	● $3,152,405		● $60,044,028
5	Customer Accounts Expense	FF1	$47,419,199	$0	47,419,199	100.00%	$47,419,199	0.00%	$0	FF1	$47,419,199
6	Customer Service and Informational Expense	FF1	$11,552,964	$0	11,552,964	100.00%	$11,552,964	0.00%	$0	FF1	$11,552,964
7	Sales Expense	FF1	$0	$0	0	0.00%	$0	0.00%	$0	FF1	$0
8	Wholesale transmission matrix payments to others		● $168,597,824	● $51,371,973	219,969,797	N/A	$219,969,797	N/A	N/A		● $219,969,797
9	Admin. and General Operations Expenses		● $136,917,710	$0	136,917,710	100.00%	$136,917,710	16.22%	● $22,213,726		● 114,703,984
10	Admin. and General Maintenance Expenses		$0	$0	0	0.00%	$0	0.00%	$0		$0
11											
12	TOTAL OPERATIONS AND MAINTENANCE EXP		$557,963,006	$51,371,973	$609,334,979	100.00%	$609,334,979	9.50%	$57,915,816		$551,419,161

✓ $609,334,979

* Include supporting documentation for "other adjustments."
** See instructions for Schedule II to calculate this column.
[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

● From II/1
● From II/4
FF1 FERC Form 1 page 321-323
● From I/7

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule III(PUC)

INVESTED CAPITAL AT END OF REPORTING PERIOD

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Plant In Service		$5,889,756,688	$0	$5,889,756,688	100.00%	$5,889,756,688	19.50%	$1,148,502,554	$4,741,254,134
2	Accumulated Depreciation (Note 2)		($2,123,237,691)	$0	(2,123,237,691)	100.00%	($2,123,237,691)	19.50%	($414,031,350)	($1,709,206,341)
3										
4	Net Plant In Service (lines 1 thru 2)		3,766,518,997	0	3,766,518,997	100.00%	3,766,518,997	19.50%	734,471,204	$3,032,047,793
5	Construction Work In Progress	TB	$91,809,920	$0	91,809,920	100.00%	$91,809,920	19.50%	$17,902,934	$73,906,986
6	Plant Held For Future Use	TB	$17,540,873		17,540,873	100.00%	$17,540,873	19.50%	$3,420,470	$14,120,403
7	Working Cash Allowance		($46,532,405)	$0	(46,532,405)	100.00%	($46,532,405)	13.98%	($6,504,147)	($40,028,258)
8	Materials and Supplies	TB	$59,940,922	$0	59,940,922	100.00%	$59,940,922	19.50%	$11,688,480	$48,252,442
9	Prepayments		$1,240,239	$0	1,240,239	100.00%	$1,240,239	19.50%	$241,847	$998,393
10	Other Invested Capital Additions (Note 1)	TB	6,725,671	0	6,725,671	100.00%	$6,725,671	19.50%	$1,311,506	$5,414,165
11	Deferred Federal Income Taxes (Note 2)		($477,369,256)	$0	(477,369,256)	100.00%	($477,369,256)	19.50%	($93,087,005)	($384,282,251)
12	Advances For Construction (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
13	Property Insurance Reserve (Note 2)	TB	($897,360)	$0	(897,360)	100.00%	($897,360)	19.50%	($174,985)	($722,375)
14	Injuries and Damages Reserve (Note 2)	TB	($8,743,228)	$0	(8,743,228)	100.00%	($8,743,228)	19.50%	($1,704,929)	($7,038,299)
15	Customer Energy Prepayments (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
16	Unclaimed Dividends (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
17	Other Invested Capital Deductions (Note 3)		0	0	0	0.00%	$0	0.00%	$0	$0
18										
19										
20	TOTAL INVESTED CAPITAL (lines 4 thru 17)		$3,410,234,373	$0	$3,410,234,373	100.00%	$3,410,234,373	19.58%	$667,565,375	$2,742,668,998
21										
22	Less CWIP and PHFU (Note 4)				$101,063,140		$101,063,140	19.50%	$19,707,312	$81,355,828
23	Plus Ending CWIP in Rate Base				$0		$0	0.00%	$0	$0
24										
25	TOTAL INVESTED CAPITAL--ADJUSTED				$3,309,171,233		$3,309,171,233	19.58%	$647,858,082	$2,661,313,170
26										
27	Return (Schedule I, line 22)				$331,610,325		$331,610,325		$66,337,191	$265,273,134
28	Rate of Return (line 27 / line 25)				10.02%		10.02%		10.24%	9.97%
29	Earned Return on Ending Equity (based on reported capital structure in Sch V) (Line 28 will automatically calculate correctly only after Schedules I, II, III, and V are ALL completed.)				8.50%		8.50%		9.26%	8.31%

* Include supporting documentation for "other adjustments."
** See instructions for Schedule III to calculate this column

Note 1 This amount will be carried automatically from Supplementary Schedule III-1: Other Rate Base Additions, line 22.
Note 2. These items are typically DEDUCTIONS from invested capital and thus should normally be entered as NEGATIVE amounts
Note 3: This amount will be carried automatically from Supplementary Schedule III-2: Other Rate Base Deductions, line 22
Note 4: Include the appropriate amounts from lines 5 and 6 (only PHFU balances falling outside the 10-year construction window are excluded).
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV

- To II/4
- From III/1
- From III/5/2
- From III/6
- From III/7
- From III/11
- From III/12
- From III/9
- UCOS Revenue Reqmt Transmission/Total Revenue Reqmt TDU

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]III(PUC)

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule III(DIR)

Direct Assignment

INVESTED CAPITAL AT END OF REPORTING PERIOD

Line			(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Plant In Service		$5,889,756,688	$0	$5,889,756,688	100.00%	$5,889,756,688	0.00%	$1,541,722,250	$4,348,034,438
2	Accumulated Depreciation (Note 2)		($2,123,237,691)	$0	(2,123,237,691)	100.00%	($2,123,237,691)	0.00%	($498,091,200)	($1,625,146,491)
3										
4	Net Plant In Service (lines 1 thru 2)		3,766,518,997	0	3,766,518,997	100.00%	3,766,518,997	0.00%	1,043,631,050	$2,722,887,947
5	Construction Work In Progress	TB	$91,809,920	$0	91,809,920	100.00%	$91,809,920	0.00%	$39,433,366	$52,376,554
6	Plant Held For Future Use	TB	$17,540,673		17,540,673	100.00%	$17,540,673	0.00%	$9,557,062	$7,983,811
7	Working Cash Allowance		($46,532,405)	$0	(46,532,405)	100.00%	($46,532,405)	0.00%	($6,504,147)	($40,028,258)
8	Materials and Supplies	TB	$59,940,922	$0	59,940,922	100.00%	$59,940,922	0.00%	$26,374,006	$33,566,916
9	Prepayments		$1,240,239	$0	1,240,239	100.00%	$1,240,239	0.00%	$324,649	$915,590
10	Other Invested Capital Additions (Note 1)	TB	6,725,671	0	6,725,671	100.00%	$6,725,671	0.00%	$1,093,000	$5,632,671
11	Deferred Federal Income Taxes (Note 2)		($477,369,256)	$0	(477,369,256)	100.00%	($477,369,256)	0.00%	($128,027,727)	($349,341,529)
12	Advances For Construction (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
13	Property Insurance Reserve (Note 2)	TB	($897,360)	$0	(897,360)	100.00%	($897,360)	0.00%	($193,213)	($704,147)
14	Injuries and Damages Reserve (Note 2)	TB	($8,743,228)	$0	(8,743,228)	100.00%	($8,743,228)	0.00%	($1,895,730)	($6,847,498)
15	Customer Energy Prepayments (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
16	Unclaimed Dividends (Note 2)		$0	$0	0	0.00%	$0	0.00%	$0	$0
17	Other Invested Capital Deductions (Note 3)		0	0	0	0.00%	$0	0.00%	$0	$0
18										
19										
20	TOTAL INVESTED CAPITAL (lines 4 thru 17)		$3,410,234,373	$0	$3,410,234,373	100.00%	$3,410,234,373		$983,792,315	$2,426,442,058
21										
22	Less: CWIP and PHFU (Note 4)				$101,063,140		$101,063,140	0.00%	$48,602,069	$52,461,071
23	Plus: Ending CWIP in Rate Base				$0		$0	0.00%	$0	$0
24										
25	TOTAL INVESTED CAPITAL--ADJUSTED				$3,309,171,233		$3,309,171,233		$935,190,246	$2,373,980,986
26										
27	Return (Schedule I, line 22)				$331,610,325		$331,610,325		$85,284,211	$246,326,113
28	Rate of Return (line 27 / line 25)				10.02%		10.02%		9.12%	10.38%
29	Earned Return on Ending Equity (based on reported capital structure in Sch. V) (Line 28 will automatically calculate correctly only after Schedules I, II, III, and V are ALL completed.)				8.50%		8.50%		6.35%	9.74%

* Include supporting documentation for "other adjustments."
** See instructions for Schedule III to calculate this column.
Note 1: This amount will be carried automatically from Supplementary Schedule III-1: Other Rate Base Additions, line 22.
Note 2: These items are typically DEDUCTIONS from invested capital and thus should normally be entered as NEGATIVE amounts.
Note 3: This amount will be carried automatically from Supplementary Schedule III-2: Other Rate Base Deductions, line 22.
Note 4: Include the appropriate amounts from lines 5 and 6 (only PHFU balances falling outside the 10-year construction window are excluded).
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

- To II/4
- From III/1
- From III/5
- From III/6
- From III/7
- From III/11
- From III/8
- From III/9
- From III/10
- From III/12
- From III/9
- From III/9

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

FEDERAL INCOME TAXES

Line No.			(1) Total Electric	(2) Allocation Percentage (3)/(1)	(3) Texas Jurisdictional	(4) Wholesale Transmission	(5) Retail
1	TOTAL REVENUES (Note 1)	❷	$1,411,758,116	100.00%	$1,411,758,116	$212,917,649	$1,198,840,467
2	LESS:						
3	Operations and Maintenance Expense	❷	$609,334,979	100.00%	$609,334,979	$75,926,210	$533,408,769
4	Amortization Expense	❷	$17,857,057	100.00%	$17,857,057	$3,482,126	$14,374,930
5	Depreciation Expense	❷	$203,491,781	100.00%	$203,491,781	$39,680,897	$163,810,884
6	*Interest on Customer Deposits*		$0	0.00%	$0	$0	$0
7	Taxes Other Than Income Taxes	❷	$98,525,493	100.00%	$98,525,493	$19,212,471	$79,313,022
8	*State Income Taxes*		$0	0.00%	$0	$0	$0
9	Deferred Expenses		$0	0.00%	$0	$0	$0
10	*Other Expenses*		$0	0.00%	$0	$0	$0
11	Nonbypassable charges (from Schedule I)	❷	$112,564,985	100.00%	$112,564,985	$0	$112,564,985
12	Interest Included in Return (Note 2)	❷	$251,166,097	100.00%	$251,166,097	$49,172,427	$201,993,670
13	ADD:						
14	Depreciation Addback - Permanent Differences	❸	$4,827,880	100%	$4,827,880	$941,437	$3,886,443
15	Business Meals Not Deductible	❸	$357,629	100%	$357,629	$69,738	$287,891
16	Other Permanent Differences	❸	$401,006	100%	$401,006	$78,196	$322,810
17	LESS:		$0				
18	Preferred Dividend Exclusion	❸	$54,396	100%	$54,396	$10,607	$43,789
19	Other Permanent Differences (Attach Detail)	❸	$1,109,389	100%	$1,109,389	$216,331	$893,058
20	Additional Tax Depreciation (Note 3)	❸	$52,410,698	100%	$52,410,698	$10,220,086	$42,190,612
21	Other Timing Differences (Attach Detail)	❸	($40,099,164)	100%	($40,099,164)	($7,819,337)	($32,279,827)
22							
23	OTHER:						
24	Other adj. not shown elsewhere (Notes 8 & 9)		0	0.00%	0	0	0
25							
26	TAXABLE INCOME		110,928,921		110,928,921	23,905,200	87,023,721
27	TAX RATE		35%		35%	35%	35%
28							
29	CURRENT FEDERAL INCOME TAXES (Note 4)		38,825,122	100.00%	38,825,122	8,366,820	30,458,302
30	ADD:						
31	Current Provision for Deferred Taxes (Note 5)	❸	4,309,037	100.00%	4,309,037	840,262	3,468,775
32	Adjustment for Prior Flowthrough (Note 6)		0	0.00%	0	0	0
33	LESS:						
34	Amortization of Investment Tax Credits	❸	$1,689,228		$1,689,228	$329,399	$1,359,829
35	*Amortization of Excess Deferred Taxes*						
36	a. Protected (Note 7)	❸	$2,325,506	100.00%	$2,325,506	$453,474	$1,872,032
37	*b. Unprotected (Attach Detail)*		$0	0.00%	$0	$0	$0
38	OTHER:						
39	Other adj. not shown elsewhere (Notes 8 & 9)	❸	($745,929)	100.00%	($745,929)	($145,456)	($600,473)
40							
41	TOTAL FEDERAL INCOME TAXES		$38,373,496	100.00%	$38,373,496	$8,278,753 ❶	$30,094,743 ❶

Note 1. Lines 1 through 11 will be carried automatically from Schedule I.
Note 2: This amount will be calculated automatically by applying the weighted cost of debt (including the weighted cost of preferred trust securuities) to the total invested capital.
Note 3: Excess of tax depreciation over depreciation claimed on Schedule I adjusted to remove the effects of Line 14 for all plant reflected in Schedule III.
Note 4: This amount will be calculated automatically by applying the tax rate of 35% to the taxable income found on Line 26.
Note 5: This amount will be calculated automatically by applying the tax rate of 35% to the total of Lines 20 and 21.
Note 6: This amount will be derived by multiplying non-normalized timing differences times 35%.
Note 7: This amount may reflect the most recent year end balance
Note 8: Enter additions as positive amounts and deductions as negative amounts.
Note 9: Include detailed accounting of this line's components on Supplemental Schedule IV.
[X] *Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.*

❶ *To Schedule I (PUC)*
❷ From Schedule I (PUC)
❸ *Reported by the Federal Tax Dept.*
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]III(PUC)

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Direct Assignment
FEDERAL INCOME TAXES

Schedule IV(DIR)
Page 1 of 1

Line No.		(1) Total Electric	(2) Allocation Percentage (3)/(1)	(3) Texas Jurisdictional	(4) Wholesale Transmission	(5) Retail
1	TOTAL REVENUES (Note 1)	● $1,411,758,116	100.00%	$1,411,758,116	$212,917,649	$1,198,840,467
2	LESS:					
3	Operations and Maintenance Expense	● $609,334,979	100.00%	$609,334,979	$57,915,818	$551,419,161
4	Amortization Expense	● $17,857,057	100.00%	$17,857,057	$3,932,095	$13,924,962
5	Depreciation Expense	● $203,491,781	100.00%	$203,491,781	$34,623,543	$168,868,238
6	Interest on Customer Deposits	$0	0.00%	$0	$0	$0
7	Taxes Other Than Income Taxes	● $98,525,493	100.00%	$98,525,493	$24,670,655	$73,854,838
8	State Income Taxes	$0	0.00%	$0	$0	$0
9	Deferred Expenses	$0	0.00%	$0	$0	$0
10	Other Expenses	$0	0.00%	$0	$0	$0
11	Nonbypassable charges (from Schedule I)	● $112,564,985	100.00%	$112,564,985	$0	$112,564,985
12	Interest Included in Return (Note 2)	● $251,166,097	100.00%	$251,166,097	$70,980,940	$180,185,157
13	ADD:					
14	Depreciation Addback - Permanent Differences	● $4,827,880	100%	$4,827,880	$1,255,249	$3,572,631
15	Business Meals Not Deductible	● $357,629	100%	$357,629	$56,863	$300,766
16	Other Permanent Differences	● $401,006	100%	$401,006	$63,760	$337,246
17	LESS:	$0				
18	Preferred Dividend Exclusion	● $54,396	100%	$54,396	$14,143	$40,253
19	Other Permanent Differences (Attach Detail)	● $1,109,389	100%	$1,109,389	$288,441	$820,948
20	Additional Tax Depreciation (Note 3)	● $52,410,698	100%	$52,410,698	$13,626,781	$38,783,916
21	Other Timing Differences (Attach Detail)	● ($40,099,164)	100%	($40,099,164)	($7,431,193)	($32,667,971)
22						
23	OTHER:					
24	Other adj. not shown elsewhere (Notes 8 & 9)	0	0.00%	0	0	0
25						
26	TAXABLE INCOME	110,928,921		110,928,921	15,672,297	95,256,623
27	TAX RATE	35%		35%	35%	35%
28						
29	CURRENT FEDERAL INCOME TAXES (Note 4)	38,825,122	100.00%	38,825,122	5,485,304	33,339,818
30	ADD:					
31	Current Provision for Deferred Taxes (Note 5)	● 4,309,037	100.00%	4,309,037	2,168,456	2,140,581
32	Adjustment for Prior Flowthrough (Note 6)	0	0.00%	0	0	0
33	LESS:					
34	Amortization of Investment Tax Credits	● $1,689,228		$1,689,228	$439,199	$1,250,029
35	Amortization of Excess Deferred Taxes					
36	a. Protected (Note 7)	● $2,325,506	100.00%	$2,325,506	$604,632	$1,720,874
37	b. Unprotected (Attach Detail)	$0	0.00%	$0	$0	$0
38	OTHER:					
39	Other adj. not shown elsewhere (Notes 8 & 9)	● ($745,929)	100.00%	($745,929)	($118,603)	($627,326)
40						
41	TOTAL FEDERAL INCOME TAXES	$38,373,496	100.00%	$38,373,496	$6,491,326 ●	$31,882,170 ●

Note 1: Lines 1 through 11 will be carried automatically from Schedule I.
Note 2: This amount will be calculated automatically by applying the weighted cost of debt (including the weighted cost of preferred trust securities) to the total invested capital.
Note 3: Excess of tax depreciation over depreciation claimed on Schedule I adjusted to remove the effects of Line 14 for all plant reflected in Schedule III.
Note 4: This amount will be calculated automatically by applying the tax rate of 35% to the taxable income found on Line 26.
Note 5: This amount will be calculated automatically by applying the tax rate of 35% to the total of Lines 20 and 21.
Note 6: This amount will be derived by multiplying non-normalized timing differences times 35%.
Note 7: This amount may reflect the most recent year end balance
Note 8: Enter additions as positive amounts and deductions as negative amounts.
Note 9: Include detailed accounting of this line's components on Supplemental Schedule IV.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

● To Schedule I
● From Schedule I
● Reported by the Federal Tax Dept.
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

A. If the utility is a member of an affiliated group that files a consolidated tax return, this schedule will list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the utility and the parent company, for the time period covered by the most recent Form 1120 filed in the following format. All non-regulated affiliate companies with net taxable income shall be aggregated for reporting purposes, and all non-regulated affiliate companies with net taxable losses shall be aggregated as well. The amounts reported here should not reflect any allocation between affiliates of tax effects of consolidation. If additional space is required, please provide the information on Schedule IVb.

Tax Year Ended:

Entity	Net Taxable Income Or Loss	Alternative Minimum Tax Taxable Income (AMTI)
Regulated Entities:		
	$0	$0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
	0	0
Subtotal - Regulated	0	0
Non-regulated Entities:		
Aggregate taxable income for affiliates with taxable income	0	0
Aggregate tax losses for affiliates with tax losses	0	0
Subtotal - Non-regulated	0	0
Total	$0	$0

[ ] Indicate here if Schedule IVb is used as a continuation of Schedule IVa.
[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

INSTRUCTIONS: Answer the following questions in the space after part E. If additional space is needed, please attach additional sheets.

Line No.

B. Show the amount of taxable benefit from consolidated tax savings realized by the utility during the tax year covered by the most recent Form 1120 filed. Please provide the basis for allocation of such savings.

C. If participation in the affiliated group affects deferred federal income taxes as shown on line 11 of Schedule III, please explain and detail the amounts shown on a total company, total electric and Texas retail basis.

D. If the utility is a member of an affiliated group that files a consolidated tax return, have all amounts of income taxes saved by reason of the elimination in the consolidated return of the intercompany profit on purchases by the utility from an affiliate been applied to reduce the cost of the property or services so purchased as reflected in this report? [Pursuant to PURA Section 53.060(b)]

E. If the answer to (D) above is no, please separately state the amounts of intercompany profit and loss and the amount of income taxes saved by the elimination of intercompany profits which are reflected on Schedules I, II and III that would be reported on a federal income tax return if one were to be filed for the reporting period.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule IVb
Page 1 of 1

Note: For the year-end 2002 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings (Continued)

This schedule is a continuation of Schedule IVa for utilities requiring additional space. Please list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the utility and the parent company, for the time period covered by the most recent Form 1120 filed. The amounts reported should not reflect any allocation between affiliates of the tax effects of consolidation. Please categorize this information by regulated versus non-regulated entities in a format similiar to schedule IVa. Please state the tax year ended. Remember to include AMTI data.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule V

Weighted Average Cost of Capital

Line		(a) Balance	(b) Percent of Total	(c) Cost	(d) Weighted Cost
1	Common Equity	❶ $1,156,784,241	28.61%	❸ 11.25% *	3.22%
2	Preferred Stock	0	0.00%	0.00%	0.00%
3	*Preferred Trust Securities*	0	0.00%	0.00%	0.00%
4	Long-Term Debt	❷ 2,887,127,416	71.39%	❹ 10.63%	7.59%
5	Short-Term Debt	0	0.00%	0.00%	0.00%
6					
7	Total	$4,043,911,657	100.00%		10.81%

*This return on equity was allowed in Docket No: 22355
The final order was issued on: 10/3/2001

Notes: The costs and balances of preferred stock, preferred trust securities, long-term debt, and short-term debt should correspond with those provided on Schedules VI, VIa, VII, VIIa, VIII, IX and IXa.
The cost of Preferred Trust Securities should be reported on a pre-tax basis as is the cost of debt; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.
❶ From X/2
❷ From Schedule VII
❸ UCOS FOF 103 page 130
❹ From Schedule VIIa

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VI

Weighted Average Cost of Preferred Stock (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Mandatory Redemption (Y/N)	(d) Dividend Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money	(o) Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VI

Weighted Average Cost of Preferred Stock (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Mandatory Redemption (Y/N)	(d) Dividend Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money	(o) Weighted Average Cost
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%
							Plus:	Unamortized Premium (Discount)			$0				
							Less:	Unamortized Fees and Issuance Expenses			$0				
							Plus:	Unamort. Gains (Losses) on Redeemed Stock			$0				
								Net Balance of Preferred Stock			$0				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]78

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VIa

Adjusted Cost of Preferred Stock

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Stock (Sched.VI)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule VI	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule VI	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Stock	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule VI	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule VI	
17		
18		
19	Net Balance of Preferred Stock (Sched.VI)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Stock Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Stock (Sched.VI)	0.00%
25		
26	Annual Preferred Stock Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Stock Requirement	$0
31		
32	Adjusted Cost of Preferred Stock (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VII

Weighted Average Cost of Long-Term Debt (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Principal Amount at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Reacquired Debt	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Principal Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Debt	(o) Weighted Average Cost
	Direct														
1	9.15% Series	3/27/1991	3/15/2021	9.150%	$100,000,000	($338,000)	$2,343,250	($271,069)	$157,849,000	98.150%	$102,442,000	$100,552,843	3.481%	9.334%	0.325%
2	8 3/4% Series	3/1/1992	3/1/2022	8.750%	$100,000,000	($850,000)	$820,250	($1,256,801)	$98,073,140	98.073%	$62,275,000	$60,380,029	2.090%	9.045%	0.189%
3	7 3/4% Series	3/15/1993	3/15/2023	7.750%	$250,000,000	($530,000)	$2,187,500	($2,113,500)	$245,169,940	98.068%	$250,000,000	$245,169,940	8.487%	7.920%	0.672%
4	7 1/2% Series	7/14/1993	7/1/2023	7.500%	$200,000,000	($858,000)	$1,750,000	$0	$197,294,000	98.647%	$200,000,000	$197,294,000	6.829%	7.618%	0.520%
5	Indirect Intercompany														
6	4.90% GCWD 93	12/8/1993	12/1/2003	4.900%	$18,600,000	($183,750)	$273,019	($104,977)	$18,028,254	96.550%	$18,600,000	$18,028,254	0.655%	5.350%	0.030%
7	6.5% MTN C	4/20/1993	4/21/2003	6.500%	$150,000,000	($281,000)	$807,300	($1,243,858)	$147,947,542	98.632%	$150,000,000	$147,947,542	5.121%	6.660%	0.341%
8	5.60% BRA 93	12/8/1993	12/1/2017	5.600%	$83,565,000	($1,087,181)	$1,823,652	($3,304,786)	$77,549,481	92.801%	$83,565,000	$77,549,481	2.684%	6.170%	0.166%
9	6 3/8% BRA 92B	10/1/1992	4/1/2012	6.375%	$33,470,000	($83,947)	$450,832	($1,789,522)	$31,136,499	93.026%	$33,470,000	$31,136,499	1.078%	7.050%	0.076%
10	6 3/8% GCWD 92/	10/1/1992	4/1/2012	6.375%	$12,100,000	($33,834)	$102,875	($772,507)	$11,131,100	91.993%	$12,100,000	$11,131,100	0.385%	7.142%	0.028%
11	6.7% BRA 92A	3/1/1992	3/1/2017	6.700%	$43,820,000	($286,426)	$822,241	($7,271,306)	$35,450,967	80.922%	$43,820,000	$35,450,967	1.227%	8.663%	0.106%
12	6.7% MCHD 92A	3/1/1992	3/1/2027	6.700%	$56,095,000	($420,713)	$1,176,400	($12,218,115)	$42,277,862	75.364%	$56,095,000	$42,277,862	1.463%	9.030%	0.132%
13	5.80% BRA 95	7/18/1995	8/1/2015	5.800%	$91,945,000	($3,161,997)	$1,030,303	($4,004,865)	$83,747,823	91.085%	$91,945,000	$83,747,823	2.899%	6.600%	0.192%
14	5.80% MCHD 95	7/18/1995	10/15/2015	5.800%	$58,905,000	($2,025,743)	$1,100,254	($2,437,444)	$53,342,559	90.557%	$58,905,000	$53,342,559	1.846%	6.655%	0.123%
15	Utility Holding LLC	8/31/2002	1/1/2028	5.900%	$1,030,000,000	$0	$0	$0	$1,030,000,000	100.000%	$530,500,000	$530,500,000	18.571%	5.900%	1.096%
16	Credit Facility														
17	$1.31B Credit Fac	11/12/2002	11/11/2005	12.750%	$1,310,000,000	$0	$50,641,330	$0	$1,259,358,670	96.447%	$1,310,000,000	$1,259,358,670	43.282%	14.881%	6.354%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VII

Weighted Average Cost of Long-Term Debt (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Principal Amount of Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Reacquired Debt	(i) Original Net Proceeds	(j) Net Proceeds As % of Par		(k) Principal Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Debt	(o) Weighted Average Cost
	Direct															
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
76	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
77	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
78	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
79	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
80	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
81	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
82	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
83	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
84	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
85	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
86	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
87	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
88	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
89	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
90	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
91	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
92	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
93	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
94	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
95	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
96	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
97	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
98	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
99	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
100	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%		$0	$0	0.000%	0.000%	0.000%
						($10,068,487)	$74,108,386	($36,889,301)	$3,483,464,826		TB	$3,007,717,800	$2,886,865,258	100.000%		10.349%
								Plus: Unamortized Premium (Discount)			TB	($1,479,354)	(Acct 275020 & 276999)			
								Less: Unamortized Fees and Issuance Expenses			TB	$80,924,480	Acct 177010, 177030 & 177993)			
								Plus: Unamortized Gains (Losses) on Reacq. Debt			TB	($58,185,741)	(Acct 177020 & 177996)			
								Net Balance of Debt				$2,867,127,416 ●				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are

[ ] Indicate here if footnote or comment relating to this schedule is
amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

● To Schedule V
TB TDU Trial Balance 2002 page 2 and 8
Source: Financial Accounting - Electric
H:\REGULATORY ACCTG\EMRG\2002\Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VIIa

Adjusted Cost of Long-Term Debt

LINE			
1		Balance of Unamortized Gains (Losses) on	($58,185,741)
2		Reacquired Debt (Sched.VII)	
3	-	Balance Related to Gains (Losses) Identified	($9,477,183)
4		in Col.(h) of Schedule VII	
5			
6		Net Balance of Unamortized Gains (Losses) Not	($48,708,558)
7		Accounted for in Col.(h) of Schedule VII	
8			
9			
10		Annual Amortization of Gains (Losses) on	($3,650,667)
11		Reacquired Debt	
12	-	Annual Amortization Related to Gains (Losses)	($646,020)
13		Identified in Col.(h) of Schedule VII	
14			
15		Net Annual Amortization of Gains (Losses) Not	($3,004,647)
16		Accounted for in Col.(h) of Schedule VII	
17			
18			
19		Net Balance of Debt (Sched.VII)	$2,887,127,416
20	-	Net Balance of Unamortized Gains (Losses) from Line 6	($48,708,558)
21			
22		Debt Balance Excluding Net Gains (Losses)	$2,935,835,974
23			
24	x	Weighted Average Cost of Debt (Sched.VII)	10.35%
25			
26		Annual Debt Requirement	$303,832,696
27			
28	-	Net Amortization of Gains (Losses) from Line 15	($3,004,647)
29			
30		Adjusted Annual Debt Requirement	$306,837,343
31			
32		Adjusted Cost of Debt (Line 30/Line 19)	10.63% ❶

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.
Source: Financial Accounting - Electric
❶ To Schedule V
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule VIII

Weighted Average Cost of Short-Term Debt

				End of Monitoring Period Twelve Months Ending December 31, 2002			
Line	Balance at end of 1999	Balance at end of 2000	Balance at end of 2001	(a) Balance Outstanding	(b) Balance As a % of Total	(c) Average Cost	(d) Weighted Average Cost
1 Bank Loans	n/a	n/a	n/a	0	0.00%	0.00%	0.00%
2 Other	n/a	n/a	n/a	0	0.00%	0.00%	0.00%
3							
4 Total Notes Payable	n/a	n/a	n/a	$0	0.00%		0.00%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule IX

Weighted Average Cost of Preferred Trust Securities

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money (see note)	(o) Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%

Plus: Unamortized Premium (Discount)	$0
Less: Unamortized Fees and Issuance Expenses	$0
Plus: Unamort. Gains (Losses) on Redeemed Securities	$0
Net Balance of Preferred Trust Securities	$0

Note: The cost (column n) of Preferred Trust Securities should be reported on a pre-tax basis; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule IXa

Adjusted Cost of Preferred Trust Securities

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Securities (Sched.IX)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule IX	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule IX	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Securities	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule IX	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule IX	
17		
18		
19	Net Balance of Preferred Trust Securities (Sched.IX)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Trust Securities Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Trust Securities (Sched.IX)	0.00%
25		
26	Annual Preferred Trust Securities Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Trust Securities Requirement	$0
31		
32	Adjusted Cost of Preferred Trust Securities (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule X

Historical Financial Statistics
(Total Company Basis)

Line	Fiscal Year:	1998	1999	2000	2001	Monitoring Period
1	Total Debt as a Percent	n/a	n/a	n/a	n/a	72.54%
2	of Total Capital					
3						
4	CWIP as a Percent of Net Plant	n/a	n/a	n/a	n/a	2.44%
5						
6	Construction Expenditures as a	n/a	n/a	n/a	n/a	6.33%
7	Percent of Total Capital					
8						
9	Pre-Tax Interest Coverage	n/a	n/a	n/a	n/a	3.14
10						
11	Funds From Operations / Total Debt	n/a	n/a	n/a	n/a	11.77%
12						
13						
14	Fixed Charge Coverage	n/a	n/a	n/a	n/a	3.10
15						
16	Fixed Charge Coverage (Including	n/a	n/a	n/a	n/a	3.10
17	Distributions on Pref Trust Securities)					
18						
19	Funds From Operations Interest Coverage	n/a	n/a	n/a	n/a	5.43
20					n/a	
21	Net Cash Flow / Capital Outlays	n/a	n/a	n/a	n/a	74.09%
22						
23						
24	Cash Coverage of Common Dividends	n/a	n/a	n/a	n/a	2.19
25						
26	AFUDC and Deferrals as a Percent	n/a	n/a	n/a	n/a	3.81%
27	of Net Income for Common					
28						
29	Return on Average Common Equity	n/a	n/a	n/a	n/a	8.56%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

● From X/1

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1a

Revenues, Sales, and Customer Data
Unadjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kva	(3) Secondary greater than 10 kva	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6)	From Sch
1	2002	1	42,055,878	1,761,924	28,677,834	2,667,332	3,237,599	3,468,936	81,869,505	XI.1a/1
2	2002	2	39,562,006	2,476,088	32,227,325	2,698,310	4,875,557	3,513,030	85,352,316	XI.1a/1
3	2002	3	38,010,841	2,060,644	33,712,744	3,543,645	2,769,411	3,522,813	83,620,098	XI.1a/1
4	2002	4	36,881,261	2,115,090	33,406,691	3,387,176	3,743,090	3,529,471	83,062,780	XI.1a/1
5	2002	5	47,769,047	2,308,470	33,745,898	3,048,368	3,046,751	3,535,910	93,454,444	XI.1a/1
6	2002	6	54,995,175	2,424,247	34,675,296	3,387,545	2,224,543	3,839,380	101,546,186	XI.1a/1
7	2002	7	64,722,628	2,440,352	34,980,022	3,463,645	4,211,366	4,835,282	114,653,294	XI.1a/1
8	2002	8	70,559,411	2,579,344	35,478,380	3,343,798	3,950,081	3,768,971	119,679,986	XI.1a/1
9	2002	9	70,387,716	2,545,597	35,834,014	3,412,249	4,249,071	3,882,107	120,310,754	XI.1a/1
10	2002	10	61,869,887	2,536,000	35,732,484	3,464,787	4,006,557	3,913,383	111,523,097	XI.1a/1
11	2002	11	44,090,786	2,398,544	34,679,635	3,224,281	7,528,075	3,922,063	95,843,385	XI.1a/1
12	2002	12	37,873,738	2,315,693	33,168,714	3,190,613	4,351,118	3,917,276	84,817,152	XI.1a/1
13	Totals (Note 2)		608,778,374	27,961,993	406,319,039	38,831,749	48,193,220	45,648,622	1,175,732,997	to Sch I
14										
15	Monitoring Period									
16	Average (lines 1 thru 12)		50,731,531	2,330,166	33,859,920	3,235,979	4,016,102	3,804,052	97,977,750	

Note 1: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (**the column headings may be relabeled**).

Note 2: Column 7 of this line should correspond to line 2, column 8 of *Schedule 1*.

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1b

Revenues, Sales, and Customer Data
Weather-adjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)	
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)	calc
1	2002	1	43,326,878	1,761,924	28,677,834	2,667,332	3,237,599	3,468,936	83,140,505	XI.1e-c
2	2002	2	41,854,006	2,499,088	32,227,325	2,698,310	4,875,557	3,513,030	87,667,316	XI.1e-c
3	2002	3	36,416,841	2,054,644	33,712,744	3,543,645	2,769,411	3,522,813	82,020,098	XI.1e-c
4	2002	4	35,599,261	2,089,090	33,406,691	3,387,176	3,743,090	3,529,471	81,754,780	XI.1e-c
5	2002	5	40,890,047	2,184,470	33,745,898	3,048,368	3,046,751	3,535,910	86,451,444	XI.1e-c
6	2002	6	53,782,175	2,410,247	34,675,296	3,387,545	2,224,543	3,839,380	100,319,186	XI.1e-c
7	2002	7	66,553,628	2,464,352	34,980,022	3,463,645	4,211,366	4,835,282	116,508,294	XI.1e-c
8	2002	8	72,824,411	2,608,344	35,478,380	3,343,798	3,950,081	3,768,971	121,973,986	XI.1e-c
9	2002	9	71,567,716	2,561,597	35,834,014	3,412,249	4,249,071	3,882,107	121,506,754	XI.1e-c
10	2002	10	60,588,887	2,516,000	35,732,484	3,464,787	4,006,557	3,913,383	110,222,097	XI.1e-c
11	2002	11	45,476,786	2,413,544	34,679,635	3,224,281	7,628,075	3,922,063	97,244,385	XI.1e-c
12	2002	12	38,814,738	2,352,693	33,168,714	3,190,613	4,351,118	3,917,276	85,795,152	XI.1e-c
13			607,695,374	27,915,993	406,319,039	38,831,749	48,193,220	45,648,622	1,174,603,997	XI.1e-c
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		50,641,281	2,326,333	33,859,920	3,235,979	4,016,102	3,804,052	97,883,666	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column headings may be relabeled).

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.1c

Revenues, Sales, and Customer Data
Weather-adjustments to Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)	
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)	FROM
1	2002	1	(1,271,000)	0	0	0	0	0	(1,271,000)	XI.1a/3
2	2002	2	(2,292,000)	(23,000)	0	0	0	0	(2,315,000)	XI.1a/3
3	2002	3	1,594,000	6,000	0	0	0	0	1,600,000	XI.1a/3
4	2002	4	1,282,000	26,000	0	0	0	0	1,308,000	XI.1a/3
5	2002	5	6,879,000	124,000	0	0	0	0	7,003,000	XI.1a/3
6	2002	6	1,213,000	14,000	0	0	0	0	1,227,000	XI.1a/3
7	2002	7	(1,831,000)	(24,000)	0	0	0	0	(1,855,000)	XI.1a/3
8	2002	8	(2,265,000)	(29,000)	0	0	0	0	(2,294,000)	XI.1a/3
9	2002	9	(1,180,000)	(16,000)	0	0	0	0	(1,196,000)	XI.1a/3
10	2002	10	1,281,000	20,000	0	0	0	0	1,301,000	XI.1a/3
11	2002	11	(1,386,000)	(15,000)	0	0	0	0	(1,401,000)	XI.1a/3
12	2002	12	(941,000)	(37,000)	0	0	0	0	(978,000)	XI.1a/3
13			1,083,000	46,000					1,129,000	
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		90,250	3,833	0	0	0	0	94,083	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column headings may be relabeled).

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Revenues, Sales, and Customer Data
Unadjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kva	(3) Secondary greater than 10 kva	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6)	From Sch
1	2002	1	1,575,241	64,009	1,878,167	248,593	1,201,390	22,875	4,990,275	XI.2a/1
2	2002	2	1,436,951	93,803	2,000,924	236,567	1,724,369	22,750	5,515,364	XI.2a/1
3	2002	3	1,356,221	73,609	1,896,010	279,323	829,395	22,847	4,457,405	XI.2a/1
4	2002	4	1,307,242	76,437	1,941,559	276,468	1,180,922	22,914	4,805,562	XI.2a/1
5	2002	5	1,775,183	85,662	2,139,689	256,696	1,354,505	22,819	5,634,554	XI.2a/1
6	2002	6	2,085,466	90,649	2,281,548	284,009	959,137	22,816	5,723,625	XI.2a/1
7	2002	7	2,506,708	91,588	2,392,821	309,874	1,504,681	22,831	6,828,503	XI.2a/1
8	2002	8	2,757,090	98,145	2,478,654	312,541	1,261,190	22,875	6,928,495	XI.2a/1
9	2002	9	2,744,960	96,737	2,512,279	323,580	1,375,370	22,895	7,075,821	XI.2a/1
10	2002	10	2,374,533	95,366	2,398,491	307,116	1,365,289	22,985	6,563,780	XI.2a/1
11	2002	11	1,608,451	88,745	2,057,639	258,274	2,082,244	23,016	6,116,369	XI.2a/1
12	2002	12	1,339,423	84,861	1,950,142	242,487	1,229,087	23,025	4,869,025	XI.2a/1
13			22,867,469	1,039,611	25,925,923	3,333,548	16,067,579	274,848	69,508,778	
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		1,905,622	86,634	2,160,494	277,796	1,338,965	22,887	5,792,398	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column headings may be relabeled).

CenterPoint Energy Houston Electric, LLC
#REF!

Schedule XI.2b

Revenues, Sales, and Customer Data
Weather-adjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kva	(3) Secondary greater than 10 kva	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6) calc	
1	#REF!	1	1,630,061	70,424	1,877,717	248,593	1,201,390	22,875	5,051,060	XI.2a-c
2	#REF!	2	1,535,812	107,793	2,001,045	236,567	1,724,369	22,750	5,628,336	XI.2a-c
3	#REF!	3	1,287,465	68,915	1,897,524	279,323	829,395	22,847	4,385,469	XI.2a-c
4	#REF!	4	1,251,948	54,565	1,935,354	276,488	1,180,922	22,914	4,722,191	XI.2a-c
5	#REF!	5	1,478,403	(19,632)	2,107,574	256,696	1,354,505	22,819	5,200,365	XI.2a-c
6	#REF!	6	2,033,125	78,903	2,277,771	284,009	959,137	22,816	5,655,761	XI.2a-c
7	#REF!	7	2,585,699	112,075	2,398,853	309,874	1,504,681	22,831	6,934,013	XI.2a-c
8	#REF!	8	2,854,596	123,731	2,484,500	312,541	1,261,190	22,875	7,059,433	XI.2a-c
9	#REF!	9	2,795,772	110,634	2,516,305	323,580	1,375,370	22,895	7,144,556	XI.2a-c
10	#REF!	10	2,319,405	77,756	2,391,966	307,116	1,365,289	22,985	6,484,517	XI.2a-c
11	#REF!	11	1,668,120	101,550	2,062,458	256,274	2,082,244	23,016	6,193,662	XI.2a-c
12	#REF!	12	1,379,940	114,593	1,961,118	242,487	1,229,087	23,025	4,950,250	XI.2a-c
13			22,820,346	1,001,307	25,912,185	3,333,548	16,067,579	274,648	69,409,613	
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		1,901,696	83,442	2,159,349	277,796	1,338,965	22,887	5,784,134	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.2c

Revenues, Sales, and Customer Data
Weather-adjustments to Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)	
Line	Year	Month	Residential	Secondary less than 10 kva	Secondary greater than 10 kva	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)	From Sch
1	2002	1	(54,820)	(6,415)	450	0	0	0	(60,785)	XI.1a/3
2	2002	2	(98,861)	(13,990)	(121)	0	0	0	(112,972)	XI.1a/3
3	2002	3	68,756	4,694	(1,514)	0	0	0	71,936	XI.1a/3
4	2002	4	55,294	21,872	6,205	0	0	0	83,371	XI.1a/3
5	2002	5	296,780	105,294	32,115	0	0	0	434,189	XI.1a/3
6	2002	6	52,341	11,746	3,777	0	0	0	67,864	XI.1a/3
7	2002	7	(78,991)	(20,487)	(6,032)	0	0	0	(105,510)	XI.1a/3
8	2002	8	(97,506)	(25,586)	(7,846)	0	0	0	(130,938)	XI.1a/3
9	2002	9	(50,812)	(13,897)	(4,026)	0	0	0	(68,735)	XI.1a/3
10	2002	10	55,128	17,610	6,525	0	0	0	79,263	XI.1a/3
11	2002	11	(59,669)	(12,805)	(4,819)	0	0	0	(77,293)	XI.1a/3
12	2002	12	(40,517)	(29,732)	(10,976)	0	0	0	(81,225)	XI.1a/3
13			47,123	38,304	13,738	0	0	0	99,165	
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		3,927	3,192	1,145	0	0	0	8,264	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.3

Revenues, Sales, and Customer Data
Weather Data
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Cooling Degree Days	(2) Normal Cooling Degree Days	(3) Heating Degree Days	(4) Normal Heating Degree Days
1	2002	1	32	289	17.9	373.0
2	2002	2	6	323	23.8	253.3
3	2002	3	83	153	71.8	120.0
4	2002	4	253	9	183.2	30.6
5	2002	5	366	0	354.3	0.8
6	2002	6	483	0	500.0	0.0
7	2002	7	558	0	580.2	0.0
8	2002	8	560	0	575.8	0.0
9	2002	9	445	0	445.2	0.3
10	2002	10	233	12	231.4	23.9
11	2002	11	23	182	74.4	151.5
12	2002	12	17	308	27.9	323.7
13						
14						
15	Monitoring Period					
16	Total (lines 1 thru 12)		3,059 ❶	1,274 ❶	1,277 ❶	1,277 ❶

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Source: Financial
❶ From Sch XI.3/1
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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.4

Revenues, Sales, and Customer Data
Number of Delivery Points
(Texas Jurisdiction Only / Retail Only)

Line	Year	Month	(1) Residential (RS)	(2) Secondary less than 10 kva (SVS)	(3) Secondary greater than 10 kva (SVL)	(4) Primary (PVS)	(5) Transmission (TVS)	(6) Lighting (SLS,MLS)	(7) Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1	1,529,283	127,669	82,969	646	161	31,888	1,772,616
2	2002	2	1,529,415	124,863	85,807	648	156	38,625	1,779,514
3	2002	3	1,536,720	122,442	87,705	644	147	32,275	1,779,933
4	2002	4	1,536,109	122,467	87,723	654	145	32,260	1,779,358
5	2002	5	1,537,941	122,222	87,139	651	144	31,712	1,779,809
6	2002	6	1,543,528	125,104	88,260	655	147	31,655	1,789,349
7	2002	7	1,543,174	125,782	88,803	646	150	31,425	1,789,980
8	2002	8	1,550,280	127,612	88,136	665	161	31,175	1,798,029
9	2002	9	1,556,272	129,002	88,260	661	162	30,999	1,805,356
10	2002	10	1,565,029	130,865	87,482	652	164	30,814	1,815,006
11	2002	11	1,567,025	130,617	88,585	668	166	30,665	1,817,726
12	2002	12	1,569,230	131,109	88,649	660	165	30,569	1,820,382
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		1,547,001	126,646	87,460	654	156	32,005	1,793,922

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column heading may be relabeled).

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Source: Revenue Reporting & Analysis
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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.5

Revenues, Sales, and Customer Data
Weather Adjustment Procedure

Please provide a brief explanation of the procedure that the company used to derive the weather- adjustment results provided in Schedules XI.1-XI.3. If models are used in the development of the weather-adjusted results, please please provide a brief explanation of the models used.

Include all supporting workpapers.

1 Hourly temperatures are based upon observations for Hobby Airport. Temperatures are exponentially smoothed using a weight of 25% for the current hour and 75% for the previous smoothed temperature value prior to calculating heating degree hours (HDH) and cooling degree hours (CDH).

2 The calendar month HDH is calculated by summing the hourly HDH for each hour of the month, calendar month CDH is similarly calculated.

3 HDH and CDH are both calculated using smoothed temperatures and a base of 65 degrees. HDH is further calculated for bases of 55 and 40. This information is used to split the total HDH for base 65 into a component for temperatures (1) below 40 degrees, (2) from 55 degrees down to 40 degrees, and (3) from 65 degrees down to 55 degrees. Similarly, CDH is additionally calculated for bases of 72, 80, and 90. Total CDH is then split into a component for temperatures (1) from 65 to 72, (2) from 72 to 80, (3) from 80 to 90, and (4) over 90. This approach allows CenterPoint greater flexibility in modelling sales as a function of weather than permitted by a single base temperature for heating and cooling degree hours, respectively. Results from regression analysis performed on daily MWH usage for the residential rate class show that the responsiveness of load to a change in temperature is not the same for all temperatures either below 65 degrees or above 65 degrees. The temperature ranges are summarized as follows:

Heating Degree Hours:
Range 1 temperature is 40 degrees or below
Range 2 temperature is from 55 to 40 degrees
Range 3 temperature is from 65 to 55 degrees

Cooling Degree Hours:
Range 4 temperature is from 65 to 72 degrees
Range 5 temperature is from 72 to 80 degrees
Range 6 temperature is from 80 to 90 degrees
Range 7 temperature is 90 degrees or above

4 For each of the applicable temperatures bases, "Normal" calendar month HDH and CDH are based upon 30 year averages. For example, for each January results are summed for HDH and CDH respectively, and then divided by 30 to obtain "normal" January HDH and CDH. HDH and CDH are similarly calculated for the other months.

5 Adjustments to residential MWH sales are calculated for each month using the formula below:

MWH Adjustment = Residential customers * (HDH Coef Range 1 * (Normal HDH Range 1 - Actual HDH Range 1)+HDH Coef Range 2 * (Normal HDH Range 2 - Actual HDH Range 2)+HDH Coef Range 3 * (Normal HDH Range 3 - Actual HDH Range 3)+CDH Coef Range 4 * (Normal CDH Range 4 - Actual CDH Range 4)+CDH Coef Range 5 * (Normal CDH Range 5 - Actual CDH Range 5)+CDH Coef Range 6 * (Normal CDH Range 6 - Actual CDH Range 6)+CDH Coef Range 7 * (Normal CDH Range 7 - Actual CDH Range 7))/1000

6 No weather adjustments were made to the streetlight sales which are not metered and are billed a fixed amount.

7 Residential base revenues are adjusted using the KWH charge times the MWH adjustment.

Source: Financial
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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XI.6

Revenues, Sales, and Customer Data
Other Adjustments to Revenue

Did you experience in the monitoring period any of the following that might have affected your base revenue significantly:

(a) major loss of load;
(b) significant expansion;
(c) any other event causing significant change in base revenue.

Some large industrial customers have gone to self-generation, or partially gone to self-generation. Those customers took 1,125,974 mwh less in 2002 than 2001. None of the customers have taken zero mwh in 2002, so some revenue has resulted. Base revenue is primarily billed on a kva basis, and largely on a 4CP kva basis, so determining a revenue impact is difficult since billings at bundled rates before deregulation did not reflect the 4CP billing prevalent in unbundled rates.

If yes, please explain. If possible, enumerate base revenue adjustments for each of these factors. (Note: Do not identify individual customers loads.)

(a) None

(b)

(C)

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Schedule XII

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

PROPOSED COMPANY ADJUSTMENTS

For each proposed adjustment, please provide a full description. Supporting workpapers (if any) should be provided as a supplemental attachment to the Earnings Report.

Ref. Line	Description	Total Electric	Allocation Percentage	Texas Jurisdictional
	None			

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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Schedule XIII

EXTRAORDINARY AND NONRECURRING ITEMS

A. Reporting Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.
		None			

B. Prospective Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.

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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Part A: Trust Activity

	Unit 1		Unit 2		Unit 3	
TOTAL COMPANY	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
Beginning Balance	$70,872,031	$192,116	$97,931,026	$160,827	$0	$0
Earnings	(5,449,757)	14,335	(6,903,967)	11,873	0	0
Total Deposits	2,015,515	0	892,653	0	0	0
Ending Balance	$67,437,789	$206,451	$91,919,712	$172,700	$0	$0
TEXAS JURISDICTION						
Beginning Balance	$70,872,031	$192,116	$97,931,026	$160,827	$0	$0
Earnings	(5,449,757)	14,335	(6,903,967)	11,873	0	0
Total Deposits	2,015,515	0	892,653	0	0	0
Ending Balance	$67,437,789	$206,451	$91,919,712	$172,700	$0	$0

Part B: Trust Investments

	Unit 1		Unit 2		Unit 3	
	Percent of Ending Balance		Percent of Ending Balance		Percent of Ending Balance	
Asset Type (Specify)	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
Equity Securities (Domestic)	44.8%	0.0%	44.7%	0.0%	0.0%	0.0%
Equity Securities (International)	8.5%	0.0%	8.9%	0.0%	0.0%	0.0%
US Treasuries and Agencies	24.5%	0.0%	24.6%	0.0%	0.0%	0.0%
Corporate and Other Bonds	19.9%	0.0%	18.6%	0.0%	0.0%	0.0%
Municipal Bonds	0.0%	100.0%	0.0%	100.0%	0.0%	0.0%
Cash and Other	2.3%	0.0%	3.2%	0.0%	0.0%	0.0%
Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%

Part C: Other Information

	Unit 1	Unit 2	Unit 3
Name of Trustee(s):	Mellon Bank, N.A.	Mellon Bank, N.A.	Text
	Text	Text	Text
	Text	Text	Text

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Last Decommissioning Cost Estimate:

Date:	1999		1999		Text
Amount ($000s):	$152,864	(1998 dollars)	$184,081	(1998 dollars)	$0

Currently Allowed Decommissioning Expense:

Jurisdiction	Effective date	Docket No.	Allowed Total Company Amount	Allowed Jurisdictional Amount
Texas	1-Jan-02	22355	$2,908,168	$2,908,168
Text				
Text	Text	Text	$0	$0
Text	Text	Text	$0	$0
Text	Text	Text	$0	$0

Part D: Deposit Schedule

	Unit 1		Unit 2		Unit 3	
	Amount of Deposit		Amount of Deposit		Amount of Deposit	
Date of Deposit	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
31-Jan-02	$167,960	$0	$74,388	$0	$0	$0
28-Feb-02	167,960	0	74,388	0	0	0
28-Mar-02	167,960	0	74,388	0	0	0
30-Apr-02	167,960	0	74,388	0	0	0
31-May-02	167,960	0	74,388	0	0	0
28-Jun-02	167,960	0	74,388	0	0	0
31-Jul-02	167,960	0	74,388	0	0	0
30-Aug-02	167,960	0	74,388	0	0	0
30-Sep-02	167,960	0	74,388	0	0	0
31-Oct-02	167,960	0	74,388	0	0	0
27-Nov-02	167,960	0	74,388	0	0	0
31-Dec-02	167,960	0	74,388	0	0	0
Total	$2,015,515	$0	$892,653	$0	$0	$0

Part E: Reported Annual Rate of Return

Fund	Reporting Period Annual Total ROR	Reporting Period Annual Net ROR	Since Inception-- Total ROR (Annualized)	Since Inception-- Net ROR (Annualized)
Unit 1 Qualified	-7.08%	-7.00%	6.97%	6.39%
Unit 1 Unqualified	7.91%	7.46%	5.59%	4.84%
Unit 2 Qualified	-6.09%	-6.31%	8.32%	7.46%
Unit 2 Unqualified	7.91%	7.48%	5.64%	4.96%
Unit 3 Qualified	0.00%	0.00%	0.00%	0.00%
Unit 3 Unqualified	0.00%	0.00%	0.00%	0.00%
Spent Fuel *	0.00%	0.00%	0.00%	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

* Complete line 94 if funding for Spent Fuel is accounted for separately.

Source: Treasury

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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Supplemental Schedule I-1

AMORTIZATION EXPENSE

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Land Rights and Leasehold Improv.	❶ 879,021	879,021	879,021
2	Miscellaneous Intangible Plant	❶ 15,257,270	15,257,270	15,257,270
3	Regulatory Asset: Property Insurance FOF 93	❶ 1,420,000	1,420,000	1,420,000
4	Regulatory Asset: Customer Service FOF 155	❶ 300,766	300,766	300,766
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Amortization Expense Other	$17,857,057	$17,857,057	$17,857,057

Note: Include pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket. The reported amount should also include any allowed return granted in the company's unbundled cost-of-service docket and not included as an addition to rate base. Post-September 1999 long-term debt and preferred stock transaction costs should be included in Schedule VIa and VIIa.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

❶ From II/5

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OTHER EXPENSES

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	None	$0	$0	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Expenses	$0	$0	$0

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Supplemental Schedule II-1

Summary of Substantive Rule 25.77 Expenditures

Line	Description	Total Electric	Texas Jurisdiction	FERC Account No.
1	Business gifts and Entertainment	$0	$0	-
2	Institutional Advertising	32,082	32,082	909
3	Consumption-Inducing Advertising	0	0	-
4	Other Advertising	38,538	38,538	930.1
5	Public Relations Expense	110,401	110,401	Various
6	Legislative Advocacy (Note A)	2,236,033	2,236,033	426.4
7	Representation Before a Gov't Body (Note B)	0	0	-
8	Legal Expenses (Note C)	3,656,936	3,656,936	Various
9	Charitable, Civic, and Religious Donations	361,117	361,117	426.1
10	Political Contributions	0	0	-
11	Dues and Membership Fees	3,187,457	3,187,457	9302 & others
12				
13	Total	$9,620,564	$9,620,564	

Note A: Information shall include, but not be limited to, advocacy before any legislative body.
Note B: Information shall include representation before any governmental agency or body, including municipalities.
Note C: Information shall include legal expenses not accounted for in other categories.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.
Source: PUC Contributions Report 2002 filed 6/1/03. Regulatory Reporting
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CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002

Supplemental Schedule III-1

OTHER INVESTED CAPITAL ADDITIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Property Insurance Reserve Dkt 22355 FOFIII/D/ 93	● $5,679,000	$5,679,000	$5,679,000
2	Restructuring Costs Dkt 22355 FOF III/D/155	● 1,046,671	1,046,671	1,046,671
3			0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	n	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Additions	$6,725,671	$6,725,671	$6,725,671

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

● From III/10

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OTHER INVESTED CAPITAL DEDUCTIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	None	$0	$0	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Deductions	$0	$0	$0

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

COMMENTS/FOOTNOTES

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount
All			This report is filed for the Transmission and Distribution business as a division of CenterPoint Energy Houston Electric, LLC.	
I,II,III,IV			This Alternative Format is filed in compliance with the Instruction under Schedule I Note. The Company has directly assigned to the Wholesale Transmission and Retail T&D functions.	
I	2	2	Transmission services provided to the affiliated Distribution Service Provider in the amount of $51,371,973.	
I	8	2	Unbilled Energy Delivery Revenues for the Distribution sales are included in this line.	
Ia		6	System Benefit funds are not reflected in revenues, rather they are recorded directly against liabilities.	
Ia		22	Excess mitigation reflects actual excess earnings reported on the Company's Annual Reports for 1998 through 2001. The interest component of the credits refunded is not broken out separately on the bills to customers. As a result, the interest reported has been extrapolated using the factors for determining the credit.	
Ia		27	Excess Mitigation Credits are not reflected in revenues, rather they are recorded directly against liabilities.	
II	2	8	Transmission services provided by the affiliated Transmission Service Provider in the amount of $51,371,973.	

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

CenterPoint Energy Houston Electric, LLC
Twelve Months Ending December 31, 2002 Direct Assignment

Supplemental Sched V

Special Rates

DEFINITION: Special rates include rates such as legislatively mandated rates (e.g., university discount rates).

Please complete the information required by items 1, 2, 3, and 4 in the table below.

Answer the following in the table below:

1. Name and describe the qualification criteria for each special rate schedule available to customers and reported in each row of the following table. Separate jurisdictions should also be identified in this column.
2. Provide the total number of delivery points taking service at each special rate.
3. Provide the total actual base revenue recovered during the reporting period from all delivery points taking service at each special rate.
4. Assuming that special-rate services were provided at corresponding standard tariff rates, calculate the total amount of base revenues that would result.

Revenue Imputation for Special Rates

(1) Name of Special Rates	(2) Total Number of Delivery Pts.	(3) Total Actual Base Revenues Recovered	(4) Total Amount of Base Revenues Assuming Standard Tariffs
State College University Discount SVS Rate	46	$8,650	$10,704
State College University Discount SVL Rate	104	$3,224,989	$3,965,692
State College University Discount PVS Rate	4	$458,467	$572,470
State College University Discount MLS/SLS Rate	23	$14,202	$17,687
State College University Discount TVS Rate	2	$802,458	$973,713
State College University Discount RS Rate	87	$20,593	$25,356
	0	$0	$0
TOTAL		$4,529,359	$5,565,623

Revenue Imputation:

Base Revenues at Standard Tariff	Col (4)	$5,565,623
Less Actual Base Revenues	Col (3)	$4,529,359
		$1,036,263

Source: Revenue Reporting & Analysis
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CenterPoint Energy Houston Electric, LLC
2002 Annual Report Workpaper
Miscellaneous Service Revenues
Functionalized

SAP Account	FERC Account	Description		Total	Trans	Dist	Method/Comments
402822		Unbilled-REP	(3)	(84,914,936)		(84,914,936)	Estimate of REP bills
403010		Unbilled TDU chg	(3)	68,968,978		68,968,978	TDU tariffs 2002 unbilled
402822		Unbilled-Tbond	(3)	4,315,491		4,315,491	
Various (A)		CTC-Jan & Feb 02	(3)	(983,531)		(983,531)	
Various (B)		Fuel related	(3)	1,608,001		1,608,001	
Various (C)		Fuel related	(3)	(94,377)		(94,377)	
445010		Forfeited Discounts	TB	(615,964)		(615,964)	Collected on REP bills
402840		Misc Revenues	TB	(5,558,965.98)	(2) (1,868,960)	(2) (3,690,006)	I.2
443010		Misc Revenues	TB	(8,444,208)	(2) (2,219,325)	(2) (6,224,883)	I.2
443029		Wireless	TB	(3,394,081)	TB (3,394,081)		UCOS Sch II-E-5
443033		Fiber Optic	TB	(1,476,243)	TB	(1,476,243)	UCOS Sch II-E-5
		Total		(30,589,836)	(7,482,366) (1)	(23,107,470) (1)	
						(30,589,836) ✓	

(1) To Sch I
(2) From I.2
(3) From XI.1a.2

TB Trial Balance 2002
(A) Includes accounts 401198,401199,401682,401692 TB page 7 and 8
(B) Includes accounts 407012,407014,407016 TB page 10
(C) Includes accounts 402900,402830 TB page 10

[illegible]

Rel. Acct.	Description		Year to Date		Transmission	Distribution	
	CenterPoint Energy Houston Electric, LLC						
	2002 Annual Report Workpaper						
	Summary of Miscellaneous Revenues						
Analysis:							
Operating Revenues							
402810	Telecom Revenues - Wireless		0.00				
	SO2 Allowances		0.00				
	Telecom Revenues - Fiber Optics		0.00				
	Emmission Reduction Credits		0.00				
402840	TI Substation Rental		(36,060.46)	Tran	(36,060.46)	0.00	
	Harmonic filtering/other equipment rental		(5,422.98)	Dist	0.00	(5,422.98)	
	Oil and Gas Royalties		(253,538.14)	Tran	(253,538.14)	0.00	
	Land & ROW Lease Income		(1,792,892.14)	tran	(1,792,892.14)	0.00	
	Monitoring Well lease		(8,000.00)	Tran	(8,000.00)	0.00	
	Pole Attachments		(3,889,872.92)	Dist	0.00	(3,889,872.92)	
	Deferred Revenue from Pole Attachments		0.00		0.00	0.00	
	Excess collected labor charges		0.00		0.00	0.00	
	Deferred Lease Revenue (2003)		219,070.71	Tran	219,070.71	0.00	
	Cogeneration		3,460.00	Tran	3,460.00	0.00	
	Mineral/Oil & Gas Lease		(1,000.00)	Tran	(1,000.00)	0.00	
	Reverse Accruals		205,289.93	Dist	0.00	205,289.93	
	Total	TB	(5,558,965.98)		(1,868,960.03) ❶	(3,690,005.95)	❶
430010	Harmonic filter and other equipment lease		0.00		0.00	0.00	
443010	Sale of maps		(19,415.00)	Dist	0.00	(19,415.00)	
	Billing history		(7,293.00)	Dist	0.00	(7,293.00)	
	Temporary ROW access		(1,874,479.48)	Tran	(1,874,479.48)	0.00	
	Release of Easements		(77,408.00)	Tran	(77,408.00)	0.00	
	Consent to Encroachment		(118,850.00)	Tran	(118,850.00)	0.00	
	CIS Notary fees refunded		0.00		0.00	0.00	
	Connects/Reconnects		(1,935,417.12)	Dist	0.00	(1,935,417.12)	
	CMR Charge		(6,940,199.84)	Dist	0.00	(6,940,199.84)	
	Customer Meter charges		0.00		0.00	0.00	
	Cogeneration		(865.00)	Tran	(865.00)	0.00	
	Currency Exchange		0.00		0.00	0.00	
	DC Tie - Transmission		0.00		0.00	0.00	
	New Service Request		(660.00)	dist	0.00	(660.00)	
	Interconnect Study Fee		(6,160.00)	Tran	(6,160.00)	0.00	
	Planned line losses (transmission)		357.95	Tran	357.95	0.00	
	Unplanned losses (transmission)		0.00		0.00	0.00	
	Adjustment to CPSSA billing from prior year		(18,800.00)	dist	0.00	(18,800.00)	
	Capacity - Off System Sales		0.00		0.00	0.00	
	General Fund Corrections		(13,489.91)	dist	0.00	(13,489.91)	
	Ancillary fees - Static Scheduling		0.00		0.00	0.00	
	Diversion Recovery		(3,929.81)	dist	0.00	(3,929.81)	
	Reverse Accruals		(4,926.76)	Dist	0.00	(4,926.76)	
	Scheduling Service		0.00		0.00	0.00	
	Seismic Survey/study		(92.81)	Dist	0.00	(92.81)	
	Services to EPSA (Argentina)-overhead		0.00		0.00	0.00	
	Services to STP-overhead		0.00		0.00	0.00	
	SW Bell Joint Use Agreement		0.00		0.00	0.00	
	Return Check Fee		(110.50)	Dist	0.00	(110.50)	
	Adj. to billing for friendly		(15,660.00)	Dist	0.00	(15,660.00)	
	Billing to customer pay in excess of direct charges		(1,600.00)	Dist	0.00	(1,600.00)	
	Billing to ESCO in excess of direct charges		0.00		0.00	0.00	
	Scrap wood sales		(11,724.86)	Dist	0.00	(11,724.86)	
	Seminar		686.77	Dist	0.00	686.77	
	Misc. Billable Operating Revenue		(472,727.79)	Dist	0.00	(472,727.79)	
	Street/Alley Closures		(9,800.00)	Dist	0.00	(9,800.00)	
	Sale of Steel Poles		0.00		0.00	0.00	
	LROW Processing Fees		(141,920.47)	Tran	(141,920.47)	0.00	
	Transfer Bundled Revenues to Company 0005		298,860,629.69	a	0.00	0.00	
	Reallocate bundle		494,034.94	a	0.00	0.00	
	Re-allocate bundle base + franchise to Co 5		(298,639,094.41)	a	0.00	0.00	
	Re-allocate bundle fuel to Co 5		(715,570.95)	a	0.00	0.00	
	Clear old items		3,780,085.24	Dist	0.00	3,780,085.24	
	Control Disbursement Journal Entry		(543,061.97)	Dist	0.00	(543,061.97)	
443010	General Fund Corrections-TCOS(CA 13449398)		(895.34)			(895.34)	
443010	General Fund Corrections-Customer Pay(CA 944855)		(5,648.00)			(5,648.00)	
	Total	TB	(8,444,208.45)		(2,219,325.00) ❶	(6,224,882.72)	❶
443029	Wireless telecom revenues (net)	TB	(3,394,080.95)	Tran	(3,394,080.95)	0.00	
443033	Fiber Optic - telecom lease revenues (net)	TB	(1,476,242.89)	Dist	0.00	(1,476,242.89)	
445010	Late Charges and Non-Compliance Charges	TB	(615,963.50)	Dist	0.00	(615,963.50)	
Source: Revenue Reporting & Analysis							
❶	To I.1						
TB	Trial Balance 2002 page 10						
							L2

H:\rev_acct\reconciliations\1999\Earnings Report - Workpapers.xls tabL2

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
Amortization Expense by Function

Method	SAP Acct		Total	Transmission	Distribution
a	704020	Land Rights and Leasehold Improv.	❷ 879,021	● 607,343	● 271,678
b	704010	Miscellaneous Intangible Plant TB	15,257,270	● 3,051,454	● 12,205,816
c	704020	Regulatory Asset: Property Insurance FOF	● 1,420,000	273,298	1,146,702
d	704020	Regulatory Asset: Customer Service FOF	● 300,766		300,766
		Total	17,857,056	3,932,095 ❶	13,924,961 ❶
					17,857,056 ✓

Method
- a Land rights and leasehold improvements are determined by Property Acctg. FCA=35002,36002,38902,3904.
- b Miscellaneous Intangible Plant amortization is provided by Property Acctg.I.5.2
- c Regulatory Asset: Property Insurance per the UCOS order is amortized at $1.42 million per year and the function is determined using the regulatory asset assignment found on pages 195 and 201.
- d Regulatory Asset: Customer Service amortization follows the function used for the asset per the UCOS.

❶ To Schedule I
❷ From I.4.3
❸ From I.5.2
TB TDU Trial Balance 2002 page 15

I.3

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
TDU Company #0003 - Amortization Expense acct #704020 only
2002 SAP Extract

Doc.no.	Account	Type	Doc. date	Year/month	Document header text	SAP Amount	Fixed Assets	Reg Asset Prop ins	Reg Asset Cust Svc
300002217	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002217	50,488.25	50,488.25		
300002218	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002218	(50.14)	(50.14)		
300002219	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002219	19,604.12	19,604.12		
300002220	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002220	4,934.92	4,934.92		
300002221	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002221	11.95	11.95		
300002222	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002222	1.80	1.80		
300002223	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002223	0.03	0.03		
300002224	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002224	1.21	1.21		
300002225	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002225	37.58	37.58		
300002226	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002226	17.15	17.15		
300002227	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002227	0.51	0.51		
300002228	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002228	7.09	7.09		
300002229	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002229	1.17	1.17		
300002230	704020	AF	1/31/2002	2002/01	AFB01200200101-0300002230	0.50	0.50		
300002392	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002392	50,488.21	50,488.21		
300002393	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002393	(50.15)	(50.15)		
300002394	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002394	19,604.13	19,604.13		
300002395	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002395	4,934.92	4,934.92		
300002396	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002396	11.95	11.95		
300002397	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002397	1.79	1.79		
300002398	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002398	0.04	0.04		
300002399	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002399	1.21	1.21		
300002400	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002400	37.58	37.58		
300002401	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002401	17.14	17.14		
300002402	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002402	0.50	0.50		
300002403	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002403	7.09	7.09		
300002404	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002404	1.18	1.18		
300002405	704020	AF	2/28/2002	2002/02	AFB01200200201-0300002405	0.50	0.50		
300002569	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002569	50,488.13	50,488.13		
300002570	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002570	(50.14)	(50.14)		
300002571	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002571	19,822.67	19,822.67		
300002572	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002572	4,934.95	4,934.95		
300002572	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002572	(10,773.66)	(10,773.66)		
300002573	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002573	11.95	11.95		
300002574	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002574	1.80	1.80		
300002575	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002575	0.03	0.03		
300002576	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002576	1.21	1.21		
300002577	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002577	37.58	37.58		
300002578	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002578	17.15	17.15		
300002579	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002579	0.51	0.51		
300002580	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002580	7.09	7.09		
300002581	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002581	1.18	1.18		
300002582	704020	AF	3/31/2002	2002/03	AFB01200200301-0300002582	0.50	0.50		
300002731	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002731	50,488.10	50,488.10		
300002732	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002732	(50.14)	(50.14)		
300002733	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002733	19,713.38	19,713.38		
300002734	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002734	1,343.65	1,343.65		
300002735	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002735	11.94	11.94		
300002736	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002736	1.80	1.80		
300002737	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002737	0.03	0.03		
300002738	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002738	1.21	1.21		
300002739	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002739	37.57	37.57		
300002740	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002740	17.14	17.14		
300002741	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002741	0.50	0.50		
300002742	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002742	7.09	7.09		
300002743	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002743	1.18	1.18		
300002744	704020	AF	4/30/2002	2002/04	AFB01200200401-0300002744	0.50	0.50		
300002895	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002895	50,488.17	50,488.17		
300002896	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002896	(50.15)	(50.15)		
300002897	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002897	19,691.96	19,691.96		
300002898	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002898	1,343.70	1,343.70		
300002899	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002899	11.95	11.95		
300002900	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002900	1.79	1.79		
300002901	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002901	0.04	0.04		
300002902	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002902	1.21	1.21		
300002903	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002903	37.59	37.59		
300002904	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002904	17.15	17.15		
300002905	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002905	0.51	0.51		
300002906	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002906	7.09	7.09		
300002907	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002907	1.17	1.17		
300002908	704020	AF	5/31/2002	2002/05	AFB01200200501-0300002908	0.50	0.50		
300003064	704020	AF	6/30/2002	2002/06	AFB01200200601-0300003064	50,488.61	50,488.61		
300003065	704020	AF	6/30/2002	2002/06	AFB01200200601-0300003065	(50.14)	(50.14)		
300003066	704020	AF	6/30/2002	2002/06	AFB01200200601-0300003066	19,708.04	19,708.04		
300003067	704020	AF	6/30/2002	2002/06	AFB01200200601-0300003067	1,343.73	1,343.73		
300003068	704020	AF	6/30/2002	2002/06	AFB01200200601-0300003068	11.95	11.95		

M4/1

300003069	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003069	1.80	1.80
300003070	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003070	0.03	0.03
300003071	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003071	1.21	1.21
300003072	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003072	37.58	37.58
300003073	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003073	17.15	17.15
300003074	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003074	0.51	0.51
300003075	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003075	7.10	7.10
300003076	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003076	1.18	1.18
300003077	704020 AF	6/30/2002	2002/06	AFB01200200601-0300003077	0.50	0.50
300003245	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003245	50,487.92	50,487.92
300003246	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003246	(50.14)	(50.14)
300003247	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003247	19,708.03	19,708.03
300003248	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003248	1,343.68	1,343.68
300003249	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003249	11.95	11.95
300003250	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003250	1.80	1.80
300003251	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003251	0.03	0.03
300003252	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003252	1.21	1.21
300003253	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003253	37.57	37.57
300003254	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003254	17.14	17.14
300003255	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003255	0.50	0.50
300003256	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003256	7.09	7.09
300003257	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003257	1.16	1.16
300003258	704020 AF	7/31/2002	2002/07	AFB01200200701-0300003258	0.49	0.49
300003426	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003426	50,488.14	50,488.14
300003427	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003427	(50.15)	(50.15)
300003428	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003428	19,708.03	19,708.03
300003429	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003429	1,343.67	1,343.67
300003430	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003430	11.95	11.95
300003431	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003431	1.79	1.79
300003432	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003432	0.04	0.04
300003433	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003433	1.21	1.21
300003434	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003434	37.59	37.59
300003435	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003435	17.15	17.15
300003436	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003436	0.51	0.51
300003437	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003437	7.09	7.09
300003438	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003438	1.17	1.17
300003439	704020 AF	8/31/2002	2002/08	AFB01200200801-0300003439	0.50	0.50
300003607	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003607	50,488.42	50,488.42
300003608	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003608	(50.14)	(50.14)
300003609	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003609	19,708.04	19,708.04
300003610	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003610	1,343.74	1,343.74
300003611	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003611	11.95	11.95
300003612	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003612	1.80	1.80
300003613	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003613	0.03	0.03
300003614	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003614	1.21	1.21
300003615	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003615	37.57	37.57
300003616	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003616	17.14	17.14
300003617	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003617	0.50	0.50
300003618	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003618	7.09	7.09
300003619	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003619	1.18	1.18
300003620	704020 AF	9/30/2002	2002/09	AFB01200200901-0300003620	0.50	0.50
300003791	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003791	50,488.24	50,488.24
300003792	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003792	(50.14)	(50.14)
300003793	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003793	19,708.03	19,708.03
300003794	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003794	1,343.66	1,343.66
300003795	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003795	11.94	11.94
300003796	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003796	1.80	1.80
300003797	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003797	0.03	0.03
300003798	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003798	1.21	1.21
300003799	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003799	37.58	37.58
300003800	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003800	17.15	17.15
300003801	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003801	0.51	0.51
300003802	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003802	7.09	7.09
300003803	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003803	1.17	1.17
300003804	704020 AF	10/31/2002	2002/10	AFB01200201001-0300003804	0.50	0.50
300003982	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003982	52,287.36	52,287.36
300003983	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003983	(50.15)	(50.15)
300003984	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003984	19,708.04	19,708.04
300003984	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003984	16,700.98	16,700.98
300003985	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003985	1,343.71	1,343.71
300003986	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003986	11.95	11.95
300003987	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003987	1.79	1.79
300003988	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003988	0.04	0.04
300003989	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003989	1.21	1.21
300003990	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003990	37.58	37.58
300003991	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003991	17.14	17.14
300003992	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003992	0.50	0.50
300003993	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003993	7.09	7.09
300003994	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003994	1.17	1.17
300003995	704020 AF	11/30/2002	2002/11	AFB01200201101-0300003995	0.50	0.50
300004174	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004174	52,287.46	52,287.46
300004175	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004175	(50.14)	(50.14)

U4/2

300004176	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004176	19,708.03	19,708.03		
300004177	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004177	1,343.67	1,343.67		
300004178	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004178	11.95	11.95		
300004179	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004179	1.80	1.80		
300004180	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004180	0.03	0.03		
300004181	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004181	1.21	1.21		
300004182	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004182	37.58	37.58		
300004183	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004183	17.15	17.15		
300004184	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004184	0.51	0.51		
300004185	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004185	7.09	7.09		
300004186	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004186	1.17	1.17		
300004187	704020 AF	12/31/2002	2002/12	AFB01200201201-0300004187	0.50	0.50		
100368544	704020 SA	1/31/2002	2002/01	Severance - Call Center	25,063.80			25,063.80
100368913	704020 SA	1/31/2002	2002/01	Property Insurance Reserv	118,333.33		118,333.33	
100374473	704020 SA	2/28/2002	2002/02	Severance - Call Center	25,063.80			25,063.80
100382491	704020 SA	3/31/2002	2002/03	Severance - Call Center	25,063.80			25,063.80
100390007	704020 SA	4/30/2002	2002/04	Severance - Call Center	25,063.80			25,063.80
100373024	704020 SR	2/28/2002	2002/02	Property Insurance Reserv	118,333.33		118,333.33	
100377724	704020 SR	3/28/2002	2002/03	Property Insurance Reserv	118,333.33		118,333.33	
100377726	704020 SR	3/28/2002	2002/03	Property Insurance Reserv	(118,333.33)		(118,333.33)	
100377727	704020 SR	3/28/2002	2002/03	Property Insurance Reserv	118,333.33		118,333.33	
100384752	704020 SR	4/28/2002	2002/04	Property Insurance Reserv	118,333.33		118,333.33	
100392666	704020 SR	5/28/2002	2002/05	Property Insurance Reserv	118,333.33		118,333.33	
100392669	704020 SR	5/28/2002	2002/05	Severance Call Center	25,063.80			25,063.80
100403571	704020 SR	6/28/2002	2002/06	Property Insurance Reserv	118,333.33		118,333.33	
100403574	704020 SR	6/28/2002	2002/06	Severance Call Center	25,063.80			25,063.80
100405613	704020 SR	7/28/2002	2002/07	Property Insurance Reserv	118,333.33		118,333.33	
100405618	704020 SR	7/28/2002	2002/07	Severance Call Center	25,063.80			25,063.80
100412282	704020 SR	8/28/2002	2002/08	Property Insurance Reserv	118,333.33		118,333.33	
100412285	704020 SR	8/28/2002	2002/08	Severance Call Center	25,063.80			25,063.80
100427035	704020 SR	9/28/2002	2002/09	Property Insurance Reserv	118,333.33		118,333.33	
100427038	704020 SR	9/28/2002	2002/09	Severance Call Center	25,063.80			25,063.80
100433762	704020 SR	10/28/2002	2002/10	Property Insurance Reserv	118,333.33		118,333.33	
100433765	704020 SR	10/28/2002	2002/10	Severance Call Center	25,063.80			25,063.80
100442052	704020 SR	11/28/2002	2002/11	Property Insurance Reserv	118,333.33		118,333.33	
100442055	704020 SR	11/28/2002	2002/11	Severance Call Center	25,063.80			25,063.80
100451280	704020 SR	12/28/2002	2002/12	Property Insurance Reserv	118,333.33		118,333.33	
100451283	704020 SR	12/28/2002	2002/12	Severance Call Center	25,063.80			25,063.80
				Totals	2,599,786.44	879,020.88 ①	1,419,999.96 ①	300,765.60 ①

Source: SAP extract

① To I/5

I4/3

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

2002 Annual Report Workpaper:Depreciation/Amortization Expense

FERC Acct. 301 - 399
Twelve Months Ending December 31, 2002

Line No.	[A] Asset Class	[B] Plant Account		FERC	[C] 12/31/2002 Balance	[D] Wholesale Transmission	[E] Depreciation Expense Wholesale Transmission	[F] Amortization Expense Wholesale Transmission	[G] Retail T & D	[H] Depreciation Expense Retail T & D	[I] Amortization Expense Retail T & D	[J] [D + G = J] Total
		Intangible Plant										
1	302	Franchises and Consents	#		$0	$0	$0	$0	$0	$0	$0	$0
2	303	Misc. Intangible Plant	#	405	15,257,270	3,051,454	0	3,051,454	12,205,816	0	12,205,816	15,257,270
3		Total Intangible Plant	#		15,257,270	3,051,454	0	3,051,454	12,205,816	0	12,205,816	15,257,270
		Transmission Plant										
24	35001	Land	#		0	0	0	0	0	0	0	0
25	35002	Land and Land Rights	#	404	604,368	604,368	0	604,368	0	0	0	604,368
26	352	Structures and Improvements	#	403	577,474	548,600	548,600	0	28,874	28,874	0	577,474
27	353	Station Equipment	#	403	6,853,527	6,442,315	6,442,315	0	411,212	411,212	0	6,853,527
28	354	Towers and Fixtures	#	403	7,254,005	7,254,005	7,254,005	0	0	0	0	7,254,005
29	355	Poles, Towers and Fixtures	#	403	4,301,193	4,301,193	4,301,193	0	0	0	0	4,301,193
30	356	Overhead Conductors and Devices	#	403	7,947,331	7,947,331	7,947,331	0	0	0	0	7,947,331
31	357	Underground Conduit	#	403	65,827	65,827	65,827	0	0	0	0	65,827
32	358	Underground Conductors and Devices	#	403	83,544	83,544	83,544	0	0	0	0	83,544
33	359	Roads and Trails	#	403	176,699	176,699	176,699	0	0	0	0	176,699
34		Total Transmission Plant	#		27,863,968	27,423,882	26,819,514	604,368	440,086	440,086	0	27,863,968
		Distribution Plant										
35	36001	Land	#		0	0	0	0	0	0	0	0
36	36002	Land and Land Rights	#	404	21,030	2,944	0	2,944	18,086	0	18,086	21,030
37	361	Structures and Improvements	#	403	2,100,991	882,416	882,416	0	1,218,575	1,218,575	0	2,100,991
38	362	Station Equipment	#	403	11,917,680	4,290,365	4,290,365	0	7,627,315	7,627,315	0	11,917,680
39	364	Poles, Towers and Fixtures	#	403	20,250,182	0	0	0	20,250,182	20,250,182	0	20,250,182
40	365	Overhead Conductors and Devices	#	403	53,628,935	0	0	0	53,628,935	53,628,935	0	53,628,935
41	366	Underground Conduit	#	403	5,065,827	0	0	0	5,065,827	5,065,827	0	5,065,827
42	367	Underground Conductors and Devices	#	403	10,372,194	0	0	0	10,372,194	10,372,194	0	10,372,194
43	368	Line Transformers	#	403	25,984,479	0	0	0	25,984,479	25,984,479	0	25,984,479
44	369	Services	#	403	6,464,398	0	0	0	6,464,398	6,464,398	0	6,464,398
45	370	Meters	#	403	12,305,277	0	0	0	12,305,277	12,305,277	0	12,305,277
46	371	Installations on Customers' Premises	#	403	11,592	0	0	0	11,592	11,592	0	11,592
47	373	Street Lighting and Signal Systems	#	403	9,359,689	0	0	0	9,359,689	9,359,689	0	9,359,689
48	374	Street Lighting	#	403	649,561	0	0	0	649,561	649,561	0	649,561
49		Total Distribution Plant	#		158,131,835	5,175,725	5,172,781	2,944	152,956,110	152,938,024	18,086	158,131,835

VB/1

9:07 AM 5/15/2003

2002 Annual Report Workpaper:Depreciation/Amortization Expense

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

FERC Acct. 391 - 399

Twelve Months Ending December 31, 2002

Line No.	[A] Asset Class	[B] Plant Account	#	FERC	[C] 12/31/2002 Balance	[D] Wholesale Transmission	[E] Depreciation Expense Wholesale Transmission	[F] Amortization Expense Wholesale Transmission		[G] Retail T & D	[H] Depreciation Expense Retail T & D	[I] Amortization Expense Retail T & D		[J] [D + G = J] Total	
		General Plant													
50	38901	Land and Land Rights	#		0	0	0	0		0	0	0		0	
51	38902	Land and Land Rights	#	404	771	31	0	31		740	0	740		771	
52	3901	Structures and Improvements	#	403	2,946,762	353,611	353,611	0		2,593,151	2,593,151	0		2,946,762	
53	3904	Leasehold Improvements	#	404	252,852	0	0	0		252,852	0	252,852		252,852	
54	391	Office Furniture and Equipment	#	403	240,392	43,270	43,270	0		197,122	197,122	0		240,392	
55	392	Transportation Equipment	#	Trp	12,249,725	1,592,464	1,592,464	0		10,657,261	10,657,261	0		12,249,725	
56	393	Stores Equipment	#	403	161,789	37,211	37,211	0		124,578	124,578	0		161,789	
57	394	Tools, Shop and Garage Equipment	#	403	590,785	88,618	88,618	0		502,167	502,167	0		590,785	
58	395	Laboratory Equipment	#	403	274,022	5,480	5,480	0		268,542	268,542	0		274,022	
59	396	Power Operated Equipment	#	Trp	815,884	342,672	342,672	0		473,212	473,212	0		815,884	
60	39701	Communication Equipment	#	403	6,547,568	785,708	785,708	0		5,761,860	5,761,860	0		6,547,568	
61	39702	Computer Equipment	#	403	7,253,482	1,305,627	1,305,627	0		5,947,855	5,947,855	0		7,253,482	
62	398	Miscellaneous Equipment	#	403	106,577	11,723	11,723	0		94,854	94,854	0		106,577	
63		Total General Plant	#		31,440,609	4,566,415	4,566,384	31		26,874,194	26,620,602	253,592		31,440,609	
		Other Tangible Plant													
64	399	Other Tangible Plant	#		0	0	0	0		0	0	0		0	
65		Total Other Tangible Plant	#		0	0	0	0		0	0	0		0	
66		Depreciation/Amortization Expense	#		232,693,682	40,217,476	36,558,679	3,656,797		192,476,206	179, 98,712	12,477,494		232,693,682	
		Per FERC Account reconciled		403	203,491,782	34,623,543	34,623,543 ●	0	0	168,868,239 ❷	168,868,239	0	0	203,491,782	0
				Transp	13,065,609	1,935,136	1,935,136	0	0	11,130,473	11,130,473	0	0	13,065,609	0
				404	879,021	607,343 ❶	0	607,343	0	271,678 ❶	0	271,678	0	879,021	
				405	15,257,270	3,051,45 ❷	0	3,051,454	0	12,205,81 ❷	0	12,205,816	0	15,257,270	
					232,693,682	40,217,476	36,558,679	3,658,797	0	192,476,206	179,998,712	12,477,494	0	232,693,682	
		Decommissioning Expense		403	2,908,168						2,908,168				
		Source: Property Accounting		Tot 403	206,399,950						171,776,407				

❶ To I/3 Amortization Expense by Function
❷ To Schedule I

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

9/8/2

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
Taxes other than Income by Function

Method	FERC		FF1	%	Transmission	%	Distribution	SAP	Desc	G/L	Cap. Emp Tx
a	408100	FF1	6,835,610.53	16%	1,086,862.07	84%	5,748,748.46	722160	FICA	15,277,303.24	(9,029,543.73)
								722170	Unemp	587,851.02	
								722181		-	
								722210		-	
								722140		-	
b		TB	18,509,412.51	24%	4,460,067.37	76%	14,049,355.14	722190	State Fran	18,509,412.51	
a		TB	(8,439.45)	16%	(1,341.87)	84%	(7,097.58)	722200	Other	(8,439.45)	
c		TB	72,869,417.15	26%	19,067,174.60	74%	53,802,242.55	722150	Property	72,869,417.15	
		TB						722020		-	
d		TB	69,127.34	26%	18,095.00	74%	51,032.34	722080	Sales& Use	69,127.34	
a		TB	250,365.09	16%	39,808.05	84%	210,557.04	720020	Reg	250,365.09	
Total Earnings Rpt			98,525,493.17		24,670,665.22 ●		73,854,837.95 ●			107,555,036.90	(9,029,543.73)

Method:

- a Use Distribution of Salaries and Wages Transmission and Distribution % - FERC Form 1 page 354.
- b Functionalized by the State Tax Dept using Gross Plant for 2001.
- c Functionalized by the Ad Valorem Tax Dept using Gross Plant for 2002.
- d Functionalized by the State Tax Dept using Gross Plant for 2002.
- ● To Schedule I
- FF1 FERC Form 1 2002 filing
- TB Trial Balance 2002 page 15
- ● From Sch III

	Total		Trans		Dist
2002 EPIS	5,689,756,688	26% ●	1,541,722,250	74% ●	4,348,034,438
2001 EPIS	6,045,580,083	24%	1,456,752,556	76%	4,588,827,527

Public Utility Commission of Texas
Docket No. [illegible]
Application to set 2002 Wholesale Transmission Charges for ERCOT

Transmission Owner/Load Entities		TCOS	Prop. Docket No.	From ERCOT Filing [illegible] Average 4CP (kW)	Access Fee ($/kW)	CenterPoint Rate	CenterPoint TSP Revenue	CenterPoint 4 CP	CenterPoint DSP Expense	CNP Net	CNP Expense LCRA @ $1.63 [illegible]	Modified CNP Net
AEP Central Power and Light	ACPL	[illegible]	[illegible]	3,760,817.9	[illegible]	$3.89620	14,419,113.83	13,186,188.5	22,914,814.09	($8,495,701)		
AEP West Texas Utilities	AWTU	[illegible]	[illegible]	1,273,318.6	[illegible]	$3.89620	4,961,087.85	13,186,188.5	7,838,134.41	($2,876,088)		
Austin Energy	AENX	[illegible]	[illegible]	2,098,769.9	[illegible]	$3.89620	8,177,212.75	13,186,188.5	8,082,886.96	($905,673)	3.88	
Bandera Electric Coop	BAND			93,639.1		$3.89620	363,883.02	13,186,188.5	-	$363,882		
Bastrop, City of	BAST			11,738.6		$3.89620	45,741.08	13,186,188.5	-	$45,741		
Bellville, City of	BELV			12,289.0		$3.89620	47,887.98	13,186,188.5	-	$47,888		
Big Country Electric Coop	BCEC	[illegible]	[illegible]	25,607.2	[illegible]	$3.89620	99,776.89	13,186,188.5	17,082.77	$81,839		
Bluebonnet Electric Coop	BLUE			276,888.7		$3.89620	1,080,700.01	13,186,188.5	-	$1,080,700		
Boerne, City of	BOER			18,477.1		$3.89620	71,925.46	13,186,188.5	-	$71,925		
Brazos Electric Coop	BEPC	$97,777,2[illegible]	[illegible]	1,677,875.3	[illegible]	$3.89620	6,536,163.16	13,186,188.5	8,448,718.91	($2,918,889)		
Brazos Power Marketing	BPMK			4,616.7		$3.89620	17,987.97	13,186,188.5	-	$17,988		
Brenham, City of	BRHM			58,588.1		$3.89620	228,281.80	13,186,188.5	-	$228,281		
Brownsville Public Utilities Board	BPUB	[illegible]	[illegible]	213,465.8	[illegible]	$3.89620	827,896.34	13,186,188.5	279,479.23	$548,419		
Bryan Texas Utilities	BRYN	[illegible]	[illegible]	232,768.7	[illegible]	$3.89620	907,027.85	13,186,188.5	1,167,482.05	($260,474)		
Burnet, City of	BRNT			15,124.0		$3.89620	61,136.80	13,186,188.5	-	$61,137		
Cap Rock Electric	HUDO2			20,162.4		$3.89620	78,634.70	13,186,188.5	-	$78,635		
Cap Rock Electric - LCRA	HUDO1			17,998.6		$3.89620	70,116.95	13,186,188.5	-	$70,116		
Central Texas Electric Coop	CTEC			81,767.2		$3.89620	318,591.10	13,186,188.5	-	$318,591		
Cherokee County Electric Coop	CCECA	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	21,718.60	($21,719)		
City Public Service	SPST	[illegible]	[illegible]	3,666,728.1	[illegible]	$3.89620	14,270,738.86	13,186,188.5	12,328,115.13	$1,942,626		
Coleman County Electric Coop	CCEC	[illegible]	[illegible]	19,265.1	[illegible]	$3.89620	75,041.29	13,186,188.5	16,201.81	$58,840		
College Station, City of	COCS	[illegible]	[illegible]	128,697.2	[illegible]	$3.89620	500,017.29	13,186,188.5	143,228.20	$356,789		
City of Coleman	COLE			7,125.4		$3.89620	27,768.60	13,186,188.5	-	$27,768		
Concho Valley Electric Coop	CVEC	[illegible]	[illegible]	35,578.3	[illegible]	$3.89620	138,578.28	13,186,188.5	38,412.85	$100,167		
Cuero, City of	CUER			23,888.5		$3.89620	93,091.05	13,186,188.5	-	$93,091		
Deep East Texas Electric Coop	DETEC	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	16,216.70	($16,216)		
Denton Municipal Electric	DMEI	[illegible]	[illegible]	147,383.6	[illegible]	$3.89620	574,118.21	13,186,188.5	222,313.28	$351,805		
Dewitt Electric Coop	DWEC			18,617.6		$3.89620	72,637.84	13,186,188.5	-	$72,638		
East Texas Electric Coop	ETEC	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	21,174.17	($21,174)		
Fannin Electric Coop	FANN	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	16,830.80	($16,830)		
Farmers Electric Coop	FECX	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	180,760.66	($180,761)		
Fayette Electric Coop	FAYT			36,508.1		$3.89620	142,301.98	13,186,188.5	-	$142,302		
Flatonia, City of	FLAT			4,588.4		$3.89620	17,886.76	13,186,188.5	-	$17,887		
Floresville Electric Power System	FEPS	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	75,384.73	($75,385)		
Fredericksburg, City of	FRED			27,941.2		$3.89620	108,928.89	13,186,188.5	-	$108,929		
Garland Power and Light	GARL	[illegible]	[illegible]	246,230.6	[illegible]	$3.89620	957,676.30	13,186,188.5	1,014,889.02	($57,318)		
Georgetown, City of	GTWN			75,601.4		$3.89620	294,814.89	13,186,188.5	-	$294,819		
Giddings, City of	GIDN			12,388.6		$3.89620	48,283.62	13,186,188.5	-	$48,284		
Goldthwaite, City of	GLDW			4,758.1		$3.89620	18,538.01	13,186,188.5	-	$18,537		
Gonzales, City of	GONZ			16,588.4		$3.89620	62,438.11	13,186,188.5	-	$62,439		
Granbury, City of	GRBR			17,573.8		$3.89620	68,838.41	13,186,188.5	-	$68,839		
Grayson County Electric Coop	GCEC	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	64,886.66	($64,887)		
Greenville Electric Utility System	GEUS	[illegible]	[illegible]	47,867.3	[illegible]	$3.89620	186,560.41	13,186,188.5	446,873.42	($260,873)		
Guadalupe Valley Electric Coop	GVEC			204,071.8		$3.89620	795,289.69	13,186,188.5	-	$795,290		
Hallettsville, City of	HLTS			8,516.8		$3.89620	33,156.73	13,186,188.5	-	$33,157		
Hamilton County Electric Coop	HAMC			22,596.1		$3.89620	88,876.16	13,186,188.5	-	$88,876		
Hearne, City of	HERN			11,288.7		$3.89620	43,995.67	13,186,188.5	-	$43,996		
Hempstead, City of	HEMP			11,671.6		$3.89620	45,199.67	13,186,188.5	-	$45,200		
Houston County Electric Coop	HCEC	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	68,147.32	($68,147)		
Kerrville Public Utility Board	KPUB			95,588.8		$3.89620	372,489.69	13,186,188.5	-	$372,490		
LaGrange Utilities	LAGG			14,388.8		$3.89620	56,003.39	13,186,188.5	-	$56,003		
Lamar County Electric Coop	LAMR	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	21,672.01	($21,672)		
Lampasas, City of	LMPS			19,833.8		$3.89620	77,288.47	13,186,188.5	-	$77,288		
Lexington, City of	LXGN			3,699.2		$3.89620	14,401.74	13,186,188.5	-	$14,402		
Lighthouse Electric Coop	LHEC			1,481.5		$3.89620	5,776.69	13,186,188.5	-	$5,777		
Llano, City of	LLAN			9,742.6		$3.89620	37,888.70	13,186,188.5	-	$37,889		
Lockhart, City of	LCHT			21,768.9		$3.89620	84,780.19	13,186,188.5	-	$84,780		
Lower Colorado River Authority	LCRA	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	18,884,882.86	($18,884,883)	20,881,888.40	($20,881,888)
Luling, City of	LULG			10,697.8		$3.89620	41,638.90	13,186,188.5	-	$41,639		
Lyntegar Electric Coop	LYEC			20,588.6		$3.89620	80,222.67	13,186,188.5	-	$80,223		
Magic Valley Electric Coop	MVEC	[illegible]	[illegible]	203,678.6	[illegible]	$3.89620	794,742.69	13,186,188.5	791,703.80	[illegible]		
Mason, City of	MASN			4,666.8		$3.89620	18,810.10	13,186,188.5	-	$18,810		
Medina Electric Coop	MDEC	[illegible]	[illegible]	82,688.6	[illegible]	$3.89620	322,038.60	13,186,188.5	413,289.60	($91,230)		
Moulton, City of	MULT			2,164.4		$3.89620	8,540.73	13,186,188.5	-	$8,541		
New Braunfels Utilities	NBRU			171,709.1		$3.89620	666,246.26	13,186,188.5	-	$666,246		
Pedernales Electric Coop -LCRA	PEC02			727,493.5		$3.89620	2,835,090.80	13,186,188.5	-	$2,835,090		
Pedernales Electric Coop -AEP	PEC01			3,469.9		$3.89620	13,507.83	13,186,188.5	-	$13,508		
Rayburn Country	RCEC	[illegible]	2105	377,173.2	[illegible]	$3.89620	1,469,835.85	13,186,188.5	283,473.19	$1,187,864		
Reliant Energy HL&P - Centerpoint	REL-CEN	[illegible]	[illegible]	13,186,188.5	[illegible]	$3.89620	$1,371,873.46	13,186,188.5	$1,371,873.46	$0		
Rio Grande Electric Coop	RGEC1	[illegible]	[illegible]	9,441.9	[illegible]	$3.89620	36,787.30	13,186,188.5	37,888.47	($763)		
Rio Grande Electric Coop- LCRA	RGEC2			38.7		$3.89620	150.78	13,186,188.5	-	$151		
San Bernard Electric Coop	SBEC			80,167.2		$3.89620	319,809.60	13,186,188.5	-	$319,810		
San Marcos, City of	SMRC			89,080.8		$3.89620	346,472.80	13,186,188.5	-	$346,473		
San Miguel Electric Coop	SMEC	[illegible]	[illegible]	[illegible]	[illegible]	$3.89620	-	13,186,188.5	404,367.19	($404,367)		
San Saba, City of	SNSB			8,333.6		$3.89620	32,464.67	13,186,188.5	-	$32,465		
Schulenburg, City of	SCHL			11,138.1		$3.89620	43,380.46	13,186,188.5	-	$43,380		
Seguin, City of	SEGN			54,446.6		$3.89620	212,118.39	13,186,188.5	-	$212,118		
Sharyland Utilities	SHRY	[illegible]	[illegible]	3,705.6	[illegible]	$3.89620	14,437.18	13,186,188.5	359,978.39	($345,539)		
Shiner, City of	SHNR			6,288.6		$3.89620	24,471.90	13,186,188.5	-	$24,472		
Smithville, City of	SMTH			9,980.7		$3.89620	38,880.08	13,186,188.5	-	$38,880		
South Texas Electric Coop	STEC	[illegible]	[illegible]	242,288.8	[illegible]	$3.89620	943,975.09	13,186,188.5	4,319,353.87	($3,375,379)		
Southwest Texas Electric Coop	SWTX	[illegible]	1777	22,790.2	[illegible]	$3.89620	88,537.95	13,186,188.5	7,630.42	$79,908		
Taylor Electric Coop	TECX	[illegible]	[illegible]	39,188.8	[illegible]	$3.89620	152,938.83	13,186,188.5	34,189.33	$118,319		
Texas Municipal Power Agency	TMPA	[illegible]	[illegible]	364,980.3	[illegible]	$3.89620	1,421,333.30	13,186,188.5	7,348,717.87	($5,927,384)		
Texas-New Mexico Power Company	TNMP	[illegible]	[illegible]	1,145,494.9	[illegible]	$3.89620	4,461,151.07	13,186,188.5	3,988,475.62	$492,676		
Tex-La Electric Coop	TXLA			72,572.1		$3.89620	282,788.75	13,186,188.5	-	$282,789		
Trinity Valley Electric Coop	TVEC	[illegible]	[illegible]		[illegible]	$3.89620	-	13,186,188.5	128,167.06	($128,167)		
TXU-Oncor	TXU-ONCOR	[illegible]	[illegible]	20,991,711.7	[illegible]	$3.89620	81,359,216.14	13,186,188.5	82,843,804.07	[illegible]		
Waelder, City of	WAEL			2,713.4		$3.89620	10,571.94	13,186,188.5	-	$10,572		
Weatherford, City of	WEAT			58,494.6		$3.89620	228,427.19	13,186,188.5	-	$228,427		
Weimar, City of	WEIM			7,091.6		$3.89620	27,613.06	13,186,188.5	-	$27,613		
Yoakum, City of	YOAK			16,726.4		$3.89620	65,165.38	13,186,188.5	-	$65,165		
TOTAL		[illegible]		[illegible]	[illegible]	-	208,438,283.36 ●		218,082,743.[illegible] ●	($13,617,461)	218,889,767.89	($14,894,614)
Total ERCOT Postage Stamp Rate $/kW		[illegible]								($13,617,461)		
						CNP Amount	($1,371,873.46)		($1,371,873.46)		($1,371,873.46)	
						Total 2002 Amount	154,843,309.90		167,[illegible],770.[illegible]		[illegible]	

● To Schedule I
● To Schedule II

Attachment B

Public Utility Commission of Texas
Docket No. [illegible]
Application to set 2003 Wholesale Transmission Charges for ERCOT

Transmission Owner/Load Entities		TCOS	Prog. Docket No.	2001 Average 4CP (KW)	Access Fee ($/KW)	CenterPoint Rate	CenterPoint TSP Revenue	CenterPoint 4 CP	CenterPoint DSP Expense	CNP Net	CNP Expense LCRA @ $1.63 $1.[illegible] Blended	Modified CNP Net
[illegible]												
Big Country Electric Coop. (2002)	BCEC	[illegible]	[illegible]	[illegible]	[illegible]							
Big Country Elec. Coop.	[illegible]	New TCOS Partial Year: [illegible]	New Rate Partial Year: [illegible]	Old TCOS Partial Year: [illegible]	Old Rate Partial Year: [illegible]						1.[illegible]	
		Adjusted [illegible] TCOS			Adjusted [illegible] Rate							
Big Country Elec. Coop. (Total for 2002)		[illegible]			[illegible]							
TXU-ONCOR (2002)	TXU-ONCOR	[illegible]	[illegible]	[illegible]	[illegible]							
TXU-ONCOR ** Rate Approval Granted on June 20, 2002, but Partial Year Calculation Begins from date of interim implementation, May 1, 2002	TXU-ONCOR	New TCOS Partial Year: [illegible]	New Rate Partial Year: [illegible]	Old TCOS Partial Year: [illegible]	Old Rate Partial Year: [illegible]							
		Adjusted [illegible] TCOS			Adjusted [illegible] Rate							
TXU-ONCOR (Total for 2002)		[illegible]			[illegible]							
Magic Valley (2002)	MVEC	[illegible]	[illegible]	[illegible]	[illegible]							
Magic Valley	MVEC	New TCOS Partial Year: [illegible]	New Rate Partial Year: [illegible]	Old TCOS Partial Year: [illegible]	Old Rate Partial Year: [illegible]							
		Adjusted [illegible] TCOS			Adjusted [illegible] Rate							
Magic Valley (Total for 2002)		[illegible]			[illegible]							
Brazos (2002)	BEPC	[illegible]	[illegible]	[illegible]	[illegible]							
Brazos	BEPC	New TCOS Partial Year: [illegible]	New Rate Partial Year: [illegible]	Old TCOS Partial Year: [illegible]	Old Rate Partial Year: [illegible]							
		Adjusted [illegible] TCOS			Adjusted [illegible] Rate							
Brazos (Total for 2002)		[illegible]			[illegible]							
Lower Colorado River Authority (2002)	LCRA	Pending	[illegible]	[illegible]	Pending							
Lower Colorado River Authority	LCRA	Interim TCOS Increment: [illegible]	Interim Rate Increment: [illegible]	Current Rate: [illegible]; Rate Increment: [illegible]	Interim Rate: [illegible]							

[illegible]

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
Excess Earnings for 1998 through 2001

	Filed	Booked	Out of Period Entries
1998	194,406,219	194,406,219	(0)
1999	293,445,414	282,464,326	10,981,088
2000	425,444,537	385,177,248	40,267,289
2001	218,009,084	264,254,147	(46,245,063)
2002	0	5,003,314	(5,003,314)
	1,131,305,254 (1)	1,131,305,255	(1)

Source: Filed = Annual Reports filed; Booked = G/L

(1) To Ia/5

Ia/1

CenterPoint Energy (formerly known as Reliant Energy)
2002 Annual Report Workpaper
Calculation for Excess Mitigation Credits as Ordered in UCOS

	BASED ON FINAL ORDER DOCKET NO. 22355			
7		YEARS	FOF 163A	PAGE 139
84		MONTHS		
7.50%		ANNUAL RATE	FOF 163A	PAGE 139
0.604492%	❶	MONTHLY RATE		
1,242,638,069	❶	EXCESS EARNINGS	FOF 160C	PAGE 139
$ (18,909,350)	❶	MONTHLY CREDIT		
$ (226,912,197)		ANNUAL CREDIT		
$ (226,912)		ANNUAL CREDIT (000's) (TIES TO STAFF WORKPAPER FOR EMC)		

Source: Rates Dept

❶ To Ia/5

Ia/2

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
System Benefit Fund
Account #221180 SAP Extract

Doc.no.	Accoun	Type	Doc. date	Amount	Subtotal	Year/month	Document header text
1700037448	221180	KA	3/13/2002	-3,014,317.20		2002/03	
1700045104	221180	KA	9/16/2002	-4,812,971.85		2002/09	
1700047210	221180	KA	10/1/2002	-4,279,868.65		2002/11	
1700035729	221180	KN	2/15/2002	154,463.95		2002/02	
1700037411	221180	KN	3/13/2002	3,014,317.20		2002/03	
1700037589	221180	KN	3/13/2002	3,014,317.20		2002/03	
1700039053	221180	KN	4/18/2002	3,251,661.43		2002/04	
1700040454	221180	KN	5/16/2002	3,072,243.83		2002/05	
1800002282	221180	LR	12/31/2002	-281.83		2002/12	CMR REV POST STRRET LIGHT
100368099	221180	SA	2/15/2002	-291.74		2002/02	Jan CMR Revenue not psted
100368099	221180	SA	2/15/2002	-49.2		2002/02	Jan CMR Revenue not psted
100368099	221180	SA	2/15/2002	-387.44		2002/02	Jan CMR Revenue not psted
100382581	221180	SA	3/31/2002	1,659.53	-40,782,260.43	2002/03	Correct acct on 206 entry
				-2,527,812.50	-2,527,812.50		

Total System Benefit Fund = -40,782,260.43 fa

1a/3

CenterPoint Energy Transition Bond Company
2002 Annual Report
SAP Extract-Revenue Accounts

2002.01 -2002.16 Reporting periods
2001.01 -2001.16 Comparison periods
10 Currency type Company code currency

Text for B/S P&L item	2002
INCOME STATEMENT	
OPERATING REVENUES:	
Electricity Sales Revenues:	
401010 Elec Sales-Residential-Base	-2,329,930.95
401032 Res-RS-Transition Charge	-22,111,223.84
Residential	-24,441,154.79
401100 Elec Sales-Comm GL-Base	-5,835.23
401110 Elec Sales-Comm MGS-D-Base	-2,403,189.13
401120 Elec Sales-Comm MGS-T-Base	-681.87
401130 Elec Sales-Comm LGS-D-Base	-59,945.01
401140 Elec Sales-Comm LGS-T-Base	-1,597.36
401150 Elec Sales-Comm SPL-Base	-2,110.04
401332 Comm-SVS-Transition Charge	-1,817,160.20
401413 Comm-MLS-Transition Charge	-40,490.18
401432 Comm-SVL-Transition Charge	-19,611,409.13
401472 Comm-PVS-Transition Charge	-504,075.87
401483 Comm-SLS-Transition Charge	-23,621.04
Commercial	-24,470,115.06
401500 Elec Sales-S Ind MGS-D-Base	-129,316.35
401510 Elec Sales-S Ind MGS-T-Base	-22,529.79
401520 Elec Sales-S Ind LGS-D-Base	-805,380.19
401530 Elec Sales-S Ind LGS-T-Base	-6,993.37
401560 Elec Sales-S Ind LSEI-Base	-12,013.92
401632 S Ind-SVL-Transition Charge	-7,702,634.28
401832 S Ind-PVS-Transition Charge	-2,408,997.29
402000 Elec Sales-Lg Ind LOS-A-Base	-320,199.48
402010 Elec Sales-Lg Ind LOS-B-Base	-267,934.15
402020 Elec Sales-Lg Ind IS-30-Base	-4,793.30
402040 Elec Sales-Lg Ind SES-D-Base	-133
402050 Elec Sales-Lg Ind SES-T-Base	-58,136.12
402080 Elec Sales-Lg Ind SCP-Base	-273,632.09
402332 S Ind-TVS-Transition Charge	-8,551,381.02
Industrial	-20,564,074.35
402700 Elec Sales-Municipal SPL-Base	-7,234.27
Municipal	-7,234.27
402732 Muni-SLS-Transition Charge	-80,344.95
Public Utilities	-80,344.95
402400 Elec Sales-Interrupt IS-I-Base	-28,067.89
402410 Elec Sales-Interrupt IS-10-Base	-36,140.68
Interruptible	-64,208.57
Electricity Sales Revenues	-69,627,131.99 Ia

Ia/4

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
Excess Mitigation
Interest (Carrying Cost) Extrapolation

Using actual payments and final excess earnings

	Refunded	0.0060449190 Interest	Principal		Cumulative Principal	
Beg Bal				(1)	(1,131,305,253.90)	(3)
Jan	(132,116.88)	(6,838,848.65)	6,706,531.77		(1,138,011,785.67)	
Feb	(11,187,502.34)	(6,879,189.09)	(4,308,313.25)		(1,133,703,472.42)	
Mar	(17,208,142.97)	(6,853,145.69)	(10,354,997.28)		(1,123,348,475.14)	
Apr	(17,250,735.52)	(6,790,550.57)	(10,460,184.95)		(1,112,888,290.19)	
May	(19,858,818.47)	(6,727,319.60)	(13,131,498.87)		(1,099,756,791.32)	
Jun	(20,999,420.96)	(6,647,940.75)	(14,351,480.21)		(1,085,405,311.11)	
Jul	(24,466,928.39)	(6,561,187.21)	(17,905,741.18)		(1,067,499,569.93)	
Aug	(25,371,370.44)	(6,452,948.46)	(18,918,421.98)		(1,048,581,147.95)	
Sep	(26,085,147.61)	(6,338,588.13)	(19,746,559.48)		(1,028,834,588.47)	
Oct	(23,777,205.30)	(6,219,221.78)	(17,557,983.52)		(1,011,276,60[illegible].95)	
Nov	(20,368,202.65)	(6,113,085.19)	(14,255,117.46)		(997,021,487.49)	
Dec	(17,254,695.89)	(6,026,914.16)	(11,227,781.73)		(985,793,705.75)	
Total	(223,960,287.42)	(78,448,739.27) (1)	(145,511,546.15) (1)			
				✓	(985,793,705.75)	

PER EMC calculation in Docket 22355 UCOS

	Refunded	(2) 0.604491902% Interest	Principal		Cumulative Principal
Beg Bal				(2)	(1,242,638,069.00)
Jan	(18,909,349.72)	(7,511,646.50)	(11,397,703.22)		(1,231,240,365.78)
Feb	(18,909,349.72)	(7,442,748.31)	(11,466,601.41)		(1,219,773,764.37)
Mar	(18,909,349.72)	(7,373,433.63)	(11,535,916.09)		(1,208,237,848.29)
Apr	(18,909,349.72)	(7,303,699.95)	(11,605,649.77)		(1,196,632,198.52)
May	(18,909,349.72)	(7,233,544.74)	(11,675,804.98)		(1,184,956,393.54)
Jun	(18,909,349.72)	(7,162,965.45)	(11,746,384.27)		(1,173,210,009.27)
Jul	(18,909,349.72)	(7,091,959.50)	(11,817,390.22)		(1,161,392,619.05)
Aug	(18,909,349.72)	(7,020,524.34)	(11,888,825.38)		(1,149,503,793.67)
Sep	(18,909,349.72)	(6,948,657.35)	(11,960,692.37)		(1,137,543,101.30)
Oct	(18,909,349.72)	(6,876,355.93)	(12,032,993.79)		(1,125,510,107.51)
Nov	(18,909,349.72)	(6,803,617.46)	(12,105,732.26)		(1,113,404,375.26)
Dec	(18,909,349.72)	(6,730,439.29)	(12,178,910.43)		(1,101,225,464.82)
Total	(2) (228,912,196.64)	(85,499,592.47)	(141,412,604.18)		
				✓	(1,101,225,464.82)

(1) To Ia/1
(2) From Ia/2
(3) To Ia

Ia/5

CenterPoint Energy Houston Electric
2002 Annual Report
Total O&M Transmission and Distribution

Transmission Operations			Transmission	Distribution	Total
560000	FF1	12,713,990	12,683,762	Ⓐ 30,228	12,713,990
561000	FF1	4,798,932	4,798,932		4,798,932
562000	FF1	249,456	❷ 224,214	❷ 25,242	249,456
563000	FF1	913,798	913,798		913,798
566000	FF1	4,317,699	4,317,699		4,317,699
567000	FF1	337,017	337,017		337,017
total		23,330,892	23,275,422 ❶	55,470 ❶	23,330,892
Transmission Maintenance					
568000	FF1	58,651	55,350	Ⓐ 3,301	58,651
569000	FF1	826,003	826,003		826,003
570000	FF1	2,339,721	❷ 1,988,981	350,740	2,339,721
571000	FF1	2,861,529	2,861,529		2,861,529
573000	FF1	204,328	204,328		204,328
total		6,290,232	5,936,191 ❶	354,041	6,290,232
Distribution Operations					
580000	FF1	50,052,045	Ⓐ 1,659,857	48,392,188	50,052,045
581000	FF1	538,352		538,352	538,352
582000	FF1	4,665,891	❷ 1,678,218	❷ 2,987,673	4,665,891
583000	FF1	8,742,796		8,742,796	8,742,796
584000	FF1	4,140,099		4,140,099	4,140,099
585000	FF1	1,251,047		1,251,047	1,251,047
586000	FF1	17,195,249		17,195,249	17,195,249
587000	FF1	6,538,572		6,538,572	6,538,572
588000	FF1	7,532,304		7,532,304	7,532,304
589000	FF1	1,397		1,397	1,397
total		100,657,752	3,338,075 ❶	97,319,677 ❶	100,657,752
Distribution Maintenance					
590000	FF1	2,639,622	Ⓐ 131,671	2,507,951	2,639,622
591000	FF1	411,195		411,195	411,195
592000	FF1	8,394,270	❷ 3,020,734	❷ 5,373,536	8,394,270
592100	FF1	-		-	-
593000	FF1	39,881,887		39,881,887	39,881,887
594000	FF1	4,453,824		4,453,824	4,453,824
595000	FF1	50,297		50,297	50,297
596000	FF1	5,199,667		5,199,667	5,199,667
597000	FF1	2,157,163		2,157,163	2,157,163
598000	FF1	8,508		8,508	8,508
total		63,196,433	3,152,405 ❶	60,044,028 ❶	63,196,433

❶ To Sch II
❷ From II/2
FF1 FERC Form 1 page 321-323
Ⓐ Assigned Supervision as a percentage of all costs supported.

II/1

CenterPoint Energy Houston Electric
2002 Annual Report
Functionalization of Selected O&M FERC Accounts

		Total		Transmission		Distribution	
Transmission FERC 562	❸	249,456.10					
Trans CC	❹	238,525.36	Ⓐ 94%	224,214	Ⓑ 6%	14,312	
		10,930.74				10,931	
				224,214 ❶		25,242	❶
Transmission FERC 570	❸	2,339,720.84					
Trans CC	❹	2,115,936.85	Ⓐ 94%	1,988,981	Ⓑ 6%	126,956	
		223,784.00				223,784	
				1,988,981 ❶		350,740	❶
Distribution FERC 582	❸	4,665,890.98					
Trans CC	❹	4,661,716.76	Ⓒ 36%	1,678,218	Ⓓ 64%	2,983,499	
		4,174.22				4,174	
				1,678,218 ❶		2,987,673	❶
Distribution FERC 592	❸	8,394,270.00					
Trans CC	❹	8,390,927.55	Ⓒ 36%	3,020,734	Ⓓ 64%	5,370,194	
		3,342.45				3,342	
				3,020,734 ❶		5,373,536	❶

	FCA 353	%	FCA 362	%
Transmission	❷ 362,143,466	Ⓐ 94%	❷ 227,251,138	Ⓒ 36%
Distribution	❷ 23,115,540	Ⓑ 6%	❷ 404,002,023	Ⓓ 64%
Total	385,259,006	100%	631,253,161	100%

Method: EPIS FCA 353/ 362 has been functionalized by Property Accounting. This functionalization percentage is used for the related O&M accounts. Transmission cost centers are allocated to the function using the Gross Plant by FCA. Distribution cost centers remain in the Distribution function. Only substation employees are qualified to operate and maintain station equipment over and under 60 KVA and only their costs would allocated outside of the FERC functional assignment. Current results compare to those used in UCOS.

❶ To Sch II/1
❷ From III/1
❸ From II/1
❹ From II/3

II/2

CenterPoint Energy Houston Electric
2002 Annual Report

FERC.	Amount	Cost Center
562000	2,176.91	101035
562000	790.69	101036
562000	1,299.76	101300
562000	(495.07)	101301
562000	33.10	101315
562000	258,484.89	101318
562000	(34.59)	101319
562000	11,009.61	101320
562000	377.50	101321
562000	175.60	101324
562000	27,174.25	101325
562000	0.23	101328
562000	0.03	101332
562000	50.66	101333
562000	(51,115.00)	101334
562000	(447.73)	101756
562000	(24.75)	101757
	249,456.10	

FERC	Amount	Cost Center
570000	27,429.01	101035
570000	9,962.72	101036
570000	16,247.00	101300
570000	(216.59)	101301
570000	413.77	101315
570000	315,567.11	101316
570000	1,809,394.25	101318
570000	(432.35)	101319
570000	4,816.70	101320
570000	165.16	101321
570000	1,229.23	101324
570000	190,219.78	101325
570000	1.58	101328
570000	0.24	101332
570000	638.38	101333
570000	(357,805.02)	101334
570000	218,602.58	101335
570000	(195.88)	101756
570000	(10.83)	101757
570000	34,882.60	101770
570000	68,611.42	101771
	2,339,720.84	

FERC	Amount	Cost Center
582000	37,007.39	101035
582000	13,441.76	101036
582000	22,095.92	101300
582000	562.72	101315
582000	72,823.18	101316
582000	4,891,211.15	101318
582000	(588.00)	101319
582000	3,322.88	101324
582000	514,208.06	101325
582000	4.28	101328
582000	0.64	101332
582000	661.30	101333
582000	(967,229.73)	101334
582000	50,492.90	101335
582000	82.97	101503
582000	35.94	101517
582000	36.00	101562
582000	52.34	101650
582000	223.28	101651
582000	1,162.67	101654
582000	1,307.00	101655
582000	144.41	101656
582000	799.62	101676
582000	56.03	101677
582000	8,049.83	101770
582000	15,726.40	101771
	4,665,890.98	

FERC	Amount	Cost Center
592000	102,314.56	101035
592000	37,162.51	101036
592000	61,088.73	101300
592000	1,555.76	101315
592000	1,310,817.23	101316
592000	6,174,404.01	101318
592000	(1,625.64)	101319
592000	4,194.63	101324
592000	649,108.82	101325
592000	5.41	101328
592000	0.81	101332
592000	2,381.24	101333
592000	(1,220,979.21)	101334
592000	908,872.26	101335
592000	110.45	101565
592000	2,154.31	101575
592000	156.36	101579
592000	(121.29)	101638
592000	164.29	101643
592000	121.91	101644
592000	144,896.96	101770
592000	217,485.88	101771
	8,394,270.00	

Transmission Cost Centers to be allocated Using Net Plant by FCA

	2,176.91	27,429.01	37,007.39	102,314.56
	790.69	9,962.72	13,441.76	37,162.51
	1,299.76	16,247.00	22,095.92	61,088.73
	(495.07)	(216.59)	562.72	1,555.76
	33.10	413.77	72,823.18	1,310,817.23
	258,484.89	315,567.11	4,891,211.15	6,174,404.01
	-	1,809,394.25	-	-
	-	-	3,322.88	4,194.63
	-	-	514,208.06	649,108.82
	175.60	-	4.28	5.41
	27,174.25	1,229.23	-	-
	0.23	190,219.78	-	-
	-	1.58	(967,229.73)	(1,220,979.21)
	-	-	50,492.90	908,872.26
	(51,115.00)	-	-	-
		(357,805.02)	-	-
		-	-	-
		-	-	-
		-	-	-
		34,882.60	-	-
		68,611.42	-	144,896.96
			-	217,485.88
			-	-
			-	-
			8,049.83	-
			15,726.40	-
Totals	238,525.36 ❶	2,115,936.85 ❶	4,661,716.76 ❶	8,390,927.55 ❶

Source: FERC Module for TDU-extract- Jason Lawless

❶ To II/2

II/3

CenterPoint Energy Houston Electric - TDU
2002 Earnings Report
A&G by Function

Function Method	FERC			Total		Transmission		Distribution
	Operation							
a	920 Admin & General Salaries	FF1		16,706,966	16%	2,656,408	84%	14,050,558
a	921 Office Supplies & Exp	FF1		9,452,651	16%	1,502,972	84%	7,949,679
a	923 Outside Services Employed	FF1	Ⓐ	10,222,665	16%	1,625,404	84%	8,597,261
b	924 Property Insurance	FF1		3,758,516	28%	1,041,414	72%	2,717,102
a	925 Injuries & Damages	FF1		4,686,260	16%	745,115	84%	3,941,145
a	926 Employee Pensions & other	FF1		46,928,431	16%	7,461,621	84%	39,466,810
a	930 Misc General Exp	FF1		40,729,363	16%	6,475,969	84%	34,253,394
a	931 Rents	FF1		4,432,859	16%	704,825	84%	3,728,034
				136,917,711		22,213,726 ❶		114,703,985 ❶
	Maintenance							
b	935 Maint of General Plant			-		-		-

Methods:	a	Function determined using Distribution of Salaries and Wages T & D					
		-FERC Form 1, page 354	109,126,715	16%	17,378,072	84%	91,748,643
	b	Net Plant % from Schedule III					
		Net Plant - Transmission ❷	1,043,631,050		28%		
		Net Plant - Distribution ❷	2,722,887,947		72%		
		Total Net Plant	3,766,518,997		100%		

❶ To II
❷ From Sch III
Ⓐ Removed $852,467 of legal expense written off in 2001 Annual Report, but recorded in 2002. From II/4/1

FF1 FERC Form 1 page 322-323

II/4

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
2002 Annual Report Workpaper
Account 101 - Electric Plant In Service
Twelve Months Ending December 31, 2002

[A] LN NO Asset Class	[B] Plant Account	[C] EPIS Balance 12/31/2002	[D] Wholesale Transmission	[E] Retail T & D	[F] Total
301-388	Plant In Service	5,305,728,495	● 1,459,474,331	● 3,846,254,164	5,305,728,495
389-396	General Plant-tangible	331,538,871	● 45,108,991	● 286,429,880	331,538,871
397	General Plant-communication	252,489,322	● 37,138,928	● 215,350,394	252,489,322
	Total	5,889,756,688	1,541,722,250 ●	4,348,034,438 ●	5,889,756,688
	Per G/L	5,889,756,687.91			
	Difference	(0.090)			

● To Schedule III
● From III/2/2
● From III/3
● From III/4

9:07 AM 5/15/2003

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Account 101 - Electric Plant In Service, FERC Acct. [illegible]
Twelve Months Ending December 31, 2002

LN NO	[A] FCA	[B] Plant Account	[C] EPIS Balance 12/31/2002	[D] Wholesale Transmission	[E] Retail T & D	[F] Total
		Intangible Plant				
1	302	Franchises and Consents	$0	$0	$0	$0
2	303	Misc. Intangible Plant	127,884,700	25,576,940	102,307,760	127,884,700
3		Total Intangible Plant	127,884,700	25,576,940	102,307,760	127,884,700
		Production Plant				
4	310	Land and Land Rights	332,605	332,605	0	332,605
5	311	Structures and Improvements	0	0	0	0
6	312	Boiler Plant Equipment	0	0	0	0
7	314	Turbo-Generator Units	0	0	0	0
8	315	Accessory Electric Equipment	0	0	0	0
9	316	Miscellaneous Power Plant Equip.	0	0	0	0
10	320	Land and Land Rights	0	0	0	0
11	321	Structures and Improvements	0	0	0	0
12	322	Reactor Plant Equipment	0	0	0	0
13	323	Turbo-Generator Units	0	0	0	0
14	324	Accessory Electric Equipment	0	0	0	0
15	325	Miscellaneous Power Plant Equip.	0	0	0	0
16	341	Structures and Improvements	0	0	0	0
17	342	Fuel Holders, Producers & Access.	0	0	0	0
18	343	Prime Movers	0	0	0	0
19	344	Generators	0	0	0	0
20	345	Accessory Electric Equipment	0	0	0	0
21	346	Miscellaneous Power Plant Equip.	0	0	0	0
22		Total Production Plant	332,605	332,605	0	332,605

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Account 101 - Electric Plant in Service, FERC Acct. 389 - 398/388
Twelve Months Ending December 31, 2002

[A]		[B]	[C]	[D]	[E]	[F]
LN NO	FCA	Plant Account	EPIS Balance 12/31/2002	Wholesale Transmission	Retail T & D	Total
		Transmission Plant				
23	350	Land and Land Rights	78,920,525	78,599,259	321,266	78,920,525
24	352	Structures and Improvements	27,649,130	26,266,674	1,382,456	27,649,130
25	353	Station Equipment	385,259,008	362,143,468 ●	23,115,540 ●	385,259,008
26	354	Towers and Fixtures	304,869,077	304,869,077	0	304,869,077
27	355	Poles, Towers and Fixtures	89,170,760	89,170,760	0	89,170,760
28	356	Overhead Conductors & Devices	301,265,040	301,265,040	0	301,265,040
29	357	Underground Conduit	2,654,288	2,654,288	0	2,654,288
30	358	Underground Conductors & Devices	3,409,952	3,409,952	0	3,409,952
31	359	Roads and Trails	9,174,474	9,174,474	0	9,174,474
32		Total Transmission Plant	1,202,392,252	1,177,572,990	24,819,262	1,202,392,252
		Distribution Plant				
33	360	Land and Land Rights	14,793,292	9,162,693	5,630,599	14,793,292
34	361	Structures and Improvements	46,614,203	19,577,965	27,036,238	46,614,203
35	362	Station Equipment	631,253,161	227,251,138 ●	404,002,023 ●	631,253,161
36	364	Poles, Towers and Fixtures	479,172,590	0	479,172,590	479,172,590
37	365	Overhead Conductors and Devices	636,235,772	0	636,235,772	636,235,772
38	366	Underground Conduit	303,340,652	0	303,340,652	303,340,652
39	367	Underground Conductors & Devices	446,448,178	0	446,448,178	446,448,178
40	368	Line Transformers	763,157,291	0	763,157,291	763,157,291
41	369	Services	98,209,711	0	98,209,711	98,209,711
42	370	Meters	267,518,223	0	267,518,223	267,518,223
43	371	Installations on Customers' Premises	335,999	0	335,999	335,999
44	373	Street Lighting and Signal Systems	269,988,722	0	269,988,722	269,988,722
45	374	Security Lights	18,051,144	0	18,051,144	18,051,144
46		Total Distribution Plant	3,975,118,938	255,991,796	3,719,127,142	3,975,118,938
47		TOTAL	5,305,728,495	1,459,474,331 ●	3,846,254,164 ●	5,305,728,495

Source: Property Accounting - Cynthia Eldridge
● To II/2
● To III/1

II/2/2

9:07 AM 5/15/2003

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Account 101 - Electric Plant in Service, FERC Acct. 389 - 398/399
Twelve Months Ending December 31, 2002

	[A]	[B]	[C]	[D]	[E]	[F]
LN NO	Asset Class	Plant Account	EPIS Balance 12/31/2002	Wholesale Transmission	Retail T & D	Total
		General Plant				
1	389	Land and Land Rights	$7,263,671	$579,551	$6,684,120	$7,263,671
2	3901	Structures and Improvements	125,773,253	15,092,790	110,680,463	125,773,253
3	3904	Leasehold Improvements	2,362,547	0	2,362,547	2,362,547
4	391	Office Furniture and Equipment	8,727,989	1,571,038	7,156,951	8,727,989
5	392	Transportation Equipment	125,384,087	16,299,931	109,084,156	125,384,087
6	393	Stores Equipment	3,697,985	850,536	2,847,449	3,697,985
7	394	Tools, Shop and Garage Equipment	24,037,131	3,605,570	20,431,561	24,037,131
8	395	Laboratory Equipment	16,226,425	324,529	15,901,896	16,226,425
9	396	Power Operated Equipment	15,476,806	6,500,259	8,976,547	15,476,806
10	398	Miscellaneous Equipment	2,588,977	284,787	2,304,190	2,588,977
11		Total General Plant	331,538,871	45,108,991	286,429,880	331,538,871
		Other Tangible Plant				
12	399	Other Tangible Plant	0	0	0	0
13		Total Other Tangible Plant	0	0	0	0
14		TOTAL	$331,538,871	$45,108,991 ⓑ	$286,429,880 ⓑ	$331,538,871

Source: Property Accounting
ⓑ To III/1

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Account 101 - Electric Plant In Service, FERC Acct. 397
Twelve Months Ending December 31, 2002

	[A]	[B]	[C]	[D]	[E]	[F]
LN NO	Asset Class	Plant Account	EPIS Balance 12/31/2002	Wholesale Transmission	Retail T & D	Total
		General Plant				
1	39701	Communication Equipment	$138,485,840	$18,618,301	$121,867,539	$138,485,840
2	39702	Computer Equipment	114,003,482	20,520,627	93,482,855	114,003,482
3		Total General Plant	$252,489,322	$37,138,928 ●	$215,350,394 ●	$252,489,322
			$5,889,756,686	$1,541,722,250	$4,348,034,436	$5,889,756,686

Source: Property Accounting
● To II/1
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

9:07 AM 5/15/2003

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
ACCT 108 & 111 - ACCUMULATED DEPRECIATION AND AMORTIZATION (Including RWIP)
FERC Acct. 301 - 399
TWELVE MONTHS ENDING DECEMBER 31, 2002

Line No.	[A] Asset Class	[B] Plant Account	[C] 12/31/2002 Balance	[I] Wholesale Transmission	[J] Retail T & D	[K] Total
		Intangible Plant				
1	302	Franchises and Consents	$0	$0	$0	$0
2	303	Misc. Intangible Plant	(42,338,130)	(8,467,626)	(33,870,504)	(42,338,130)
3		Total Intangible Plant	(42,338,130)	(8,467,626)	(33,870,504)	(42,338,130)
		Transmission Plant				
24	35001	Land	0	0	0	0
25	35002	Land and Land Rights	(7,816,369)	(7,816,369)	0	(7,816,369)
26	352	Structures and Improvements	(9,701,447)	(9,216,375)	(485,072)	(9,701,447)
27	353	Station Equipment	(118,226,308)	(109,252,729)	(8,973,579)	(118,226,308)
28	354	Towers and Fixtures	(131,125,257)	(131,125,257)	0	(131,125,257)
29	355	Poles, Towers and Fixtures	(21,567,241)	(21,567,241)	0	(21,567,241)
30	356	Overhead Conductors and Devices	(92,457,971)	(92,457,971)	0	(92,457,971)
31	357	Underground Conduit	(2,087,656)	(2,087,656)	0	(2,087,656)
32	358	Underground Conductors and Devices	(2,265,464)	(2,265,464)	0	(2,265,464)
33	359	Roads and Trails	(3,337,823)	(3,337,823)	0	(3,337,823)
34		Total Transmission Plant	(386,565,556)	(379,106,905)	(7,458,651)	(386,565,556)
		Distribution Plant				
35	36001	Land	(11,059)	(7,299)	(3,760)	(11,059)
36	36002	Land and Land Rights	(250,510)	(35,071)	(215,439)	(250,510)
37	361	Structures and Improvements	(29,023,946)	(12,190,057)	(16,833,889)	(29,023,946)
38	362	Station Equipment	(187,154,062)	(67,375,462)	(119,778,600)	(187,154,062)
39	364	Poles, Towers and Fixtures	(147,976,041)	0	(147,976,041)	(147,976,041)
40	365	Overhead Conductors and Devices	(502,751,721)	0	(502,751,721)	(502,751,721)
41	366	Underground Conduit	(53,415,125)	0	(53,415,125)	(53,415,125)
42	367	Underground Conductors and Devices	(37,115,603)	0	(37,115,603)	(37,115,603)
43	368	Line Transformers	(233,718,578)	0	(233,718,578)	(233,718,578)
44	369	Services	(52,172,865)	0	(52,172,865)	(52,172,865)
45	370	Meters	(142,021,253)	0	(142,021,253)	(142,021,253)
46	371	Installations on Customers' Premises	(146,589)	0	(146,589)	(146,589)
47	373	Street Lighting and Signal Systems	(82,184,645)	0	(82,184,645)	(82,184,645)
48	374	Street Lighting	730,714	0	730,714	730,714
49		Total Distribution Plant	(1,467,211,283)	(79,607,889)	(1,387,603,394)	(1,467,211,283)

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
ACCT 108 & 111 - ACCUMULATED DEPRECIATION AND AMORTIZATION (Including RWIP)
FERC Acct. 301 - 399
TWELVE MONTHS ENDING DECEMBER 31, 2002

Line No.	[A] Asset Class	[B] Plant Account	[C] 12/31/2002 Balance	[I] Wholesale Transmission	[J] Retail T & D	[K] Total
		General Plant				
50	38901	Land and Land Rights	(20,022)	(1,602)	(18,420)	(20,022)
51	38902	Land and Land Rights	(9,029)	(361)	(8,668)	(9,029)
52	3901	Structures and Improvements	(55,598,893)	(6,671,867)	(48,927,026)	(55,598,893)
53	3904	Leasehold Improvements	(447,219)	0	(447,219)	(447,219)
54	391	Office Furniture and Equipment	(589,326)	(106,079)	(483,247)	(589,326)
55	392	Transportation Equipment	(91,930,164)	(11,950,922)	(79,979,242)	(91,930,164)
56	393	Stores Equipment	(2,016,722)	(463,846)	(1,552,876)	(2,016,722)
57	394	Tools, Shop and Garage Equipment	(6,630,432)	(994,565)	(5,635,867)	(6,630,432)
58	395	Laboratory Equipment	(2,137,137)	(42,743)	(2,094,394)	(2,137,137)
59	396	Power Operated Equipment	(7,306,127)	(3,068,573)	(4,237,554)	(7,306,127)
60	39701	Communication Equipment	(52,608,246)	(6,312,989)	(46,295,257)	(52,608,246)
61	39702	Computer Equipment	(6,199,965)	(1,115,994)	(5,083,971)	(6,199,965)
62	398	Miscellaneous Equipment	(1,629,441)	(179,239)	(1,450,202)	(1,629,441)
63		Total General Plant	(227,122,723)	(30,908,780)	(196,213,943)	(227,122,723)
		Other Tangible Plant				
64	399	Other Tangible Plant	0	0	0	0
65		Total Other Tangible Plant	0	0	0	0
66		Total Depreciation/Amortization Expense	Ⓐ (2,123,237,692)	(496,091,200) ●	(1,626,146,492) ●	(2,123,237,692)

Source: Property Accounting
● To Schedule III
Ⓐ

Account 176995	(29,613,070)
Account 171010	2,107,832,371
Account 172010	45,018,391
Total per TB	2,123,237,692

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Account 107 - Construction Work In Process
FERC Acct. 301 - 399 by Function
Twelve Months Ending December 31, 2002

Line	[A] Functional Group		[B] 2002	[C] Wholesale Transmission	[D] Retail T & D	[E] Total
1	Intangible Plant		$450,889	$90,178	$360,711	$450,889
2	Production Plant		0	0	0	0
3	Transmission Plant		37,092,032	37,092,032	0	37,092,032
4	Distribution Plant		38,278,678	0	38,278,678	38,278,678
5	General Plant		15,988,321	2,251,156	13,737,165	15,988,321
6	Other Tangible Plant		0	0	0	0
7	TOTAL CWIP	TB	$91,809,920	$39,433,366 ❶	$52,376,554 ❶	$91,809,920
	Per G/L		91,809,920.07			
	Difference		(0.07)			

Source: Property Accounting
❶ To Schedule III
TB Trial Balance 2002 page 3

III/6

131

SCHEDULE III-D-3
Workpaper

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
Plant Held For Future Use
Account 105
FERC Acct. 107
Twelve Months Ending December 31, 2002

Line No	[A] Asset Class	[B] Plant Account	[C] EPHFU Balance 12/31/2002	[D] Adjustments	[E] EPHFU Balance 12/31/2002	[F] Wholesale Transmission	[G] Retail T & D	[H] Total
1	301-388		9,821,050	(9,252,518)	568,532	79,594	488,938	568,532
2	389-399		7,719,823	(702)	7,719,121	308,765	7,410,356	7,719,121
3		Total	17,540,873	(9,253,220) Ⓐ ❶	8,287,653	388,356 ❶	7,899,294 ❶	8,287,653
	Per G/L		17,540,873.44					
	Difference		0.44					

Source: Property Accounting
❶ To Schedule III and adjustments for Trans=$9,168,703 Ⓐ: Dist= $84,517 Ⓐ
Ⓐ Plant that will not be used in the next 10 years has been removed per PUC rules.III/12

III/7

9:07 AM 5/15/2003

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper
Materials and Supplies by Function

				Transmission ❶		Distribution
Per G/L	100%	59,940,922	44%	26,374,006	56%	33,566,916 ❶

Note Following the methodology used in the UCOS filing and percentages derived on Schedule II-B-8/A, 44% of TDU warehouse inventory is assigned to Transmission.

❶ To Schedule III

III/8

CenterPoint Energy Houston Electric
2002 Annual Report
Prepay and Reserves by Function

Method:	Account	Description		Total		Transmission		Distribution
	Prepayments							
	139010	Insurance						
a		Commercial Crime		11,260 (A)	26%	2,948 (B)	74%	8,313
a		Excess Liability		712,499 (A)	26%	186,506 (B)	74%	525,993
a		Property		458,514 (A)	26%	120,022 (B)	74%	338,492
a		Oil Insurance		57,966 (A)	26%	15,173 (B)	74%	42,793
excl		Other		-		-		-
		total		1,240,239 (F)		324,649 ❶		915,590 ❶
	Reserves					❶		
c	257010	Property Insurance	TB	(897,360) (C)	22%	(193,213) (D)	78%	(704,147) ❶
a	258010	Auto Liability	TB	(855,562) (A)	26%	(223,955) (B)	74%	(631,607)
a	258020	General Liability	TB	(4,054,862) (A)	26%	(1,061,414) (B)	74%	(2,993,448)
b	258030	Worker's Compensation	TB	(3,832,803) (E)	16%	(610,361) (E)	84%	(3,222,442)
		total		(8,743,228)		(1,895,730) ❶		(6,847,498) ❶

Method				
a	Gross Plant % from Schedule III			
	Gross Plant - Transmission	❷	1,541,722,250	26% (A)
	Gross Plant - Distribution	❷	4,348,034,438	74% (B)
	Total Gross Plant		5,889,756,688	100%
b	Use Distribution of Salaries and Wages FERC Form 1, page 354 for T&D		16% (E)	84% (E)
c	*UCOS Schedule III-D-2 W/P*		2,364 22% (C)	509 (D) 78% — 1,855

Note: (F) Account 139010 has $2800 that has not been included in this schedule as it does not qualify as ratebase. TB page 2
TB Trial Balance 2002 page 5
❶ To Schedule III
❷ From Schedule III

III/9

CenterPoint Energy Houston Electric
2002 Annual Report
Other Invested Capital by Function
2002

	Method				Transmission		Distribution
Property Insurance Reserve Dkt 22355 FOF 93	a	TB	$5,679,000	19%	$1,093,000	81%	$4,586,000
Restructuring Costs Dkt 22355 FOF 155	b	TB	1,046,671		0		1,046,671
			$6,725,671 ❷		$1,093,000 ❶		$5,632,671 ❶

TB Trial Balance 2002 Page 2
Method Description:
a Property Ins. Reserve by function is pulled from the UCOS forecasted by function on pages 195 and 201.
b Restructuring costs are the deferred severances for customer service employees-distribution related.

❶ To Schedule III
❷ To Schedule SSIII-1

III/10

CenterPoint Energy Houston Electric - TDU
Working Capital Provided in the UCOS Docket 22355

Function	**UCOS**	**T&D**	**Final Order page**
TCOS	(6,504,147)	(6,504,147) ❶	195
Dist	(28,195,486)	(40,028,258) ❶	201
Metering	(5,341,576)		207
Billing	(3,929,370)		213
TDCS	(2,561,826)		219
Total	(46,532,405)	(46,532,405)	

❶ To Schedule III

Source: UCOS Final Order Docket 22355

III/11

CenterPoint Houston Electric - TDU
2002 Earnings Report
Accumulated Deferred Income Tax
FYE 12/31/02

Description	Method	12/31/2002 Balance		Transmission		Distribution
Injuries & Damages	b	649,066	16%	103,201	84%	545,864
Deferred Compensation	b	16,695,512	16%	2,654,586	84%	14,040,925
EICP	b	6,685,888	16%	1,063,056	84%	5,622,832
Rate Case Expenses	b	203,743	26%	52,973	74%	150,770
Contingent Year 2000	a	(21,854)	26%	(5,682)	74%	(16,172)
Depreciation	a	(484,697,668)	26%	(126,021,394)	74%	(358,676,274)
Cash Salvage	a	4,147,844	26%	1,078,439	74%	3,069,405
Amort - Surface Impr & Cap Lease	a	(203,265)	26%	(52,849)	74%	(150,416)
Depreciable Basis (AFUDC Bal. Rpt)	a	(43,802,255)	26%	(11,388,586)	74%	(32,413,668)
Depreciable Basis	a	22,819,825	26%	5,933,155	74%	16,886,671
Incentive Compensation Plan	b	1,369,040	16%	217,677	84%	1,151,363
LTICP	b	682,529	16%	108,522	84%	574,007
OPEB	b	34,319,420	16%	5,456,788	84%	28,862,632
Unfunded Retirement	b	(36,463,881)	16%	(5,797,757)	84%	(30,666,124)
Property Insurance Reserve	c	1,046,138	22%	230,150	78%	815,988
Loss on Reacquired Debt	a	(15,519,382)	26%	(4,035,039)	74%	(11,484,343)
Benefit Restoration	b	18,533,569	16%	2,946,837	84%	15,586,731
Discount on Debt (re-established)	a	342,024	26%	88,926	74%	253,098
Severance Provision	b	3,988,850	16%	634,227	84%	3,354,623
Benefits-other	b	(9,624,864)	16%	(1,530,353)	84%	(8,094,511)
FAS109 liability	b	(2) (1,084,372)	16%	(172,415)	84%	(911,957)
FAS109 asset	b	(2) 2,564,836	16%	407,809	84%	2,157,027
Grand Total		(477,369,256)		(128,027,727)	(1)	(349,341,529) (1)
	SAP Acct					
	194010 TB 5	46,835,808				(477,369,256)
	285020 TB 5	(459,431,140)				
	285030 TB 5	(57,713,900)				
	181XXX TB 2	2,564,836				
	285035 TB 6	(9,624,864)				
		(477,369,260)				
	Diff	4				

Functionalization Method
a Gross Plant - I/9
b Payroll - FF1, page 354 - II/4
c Prop Ins - III/9

Source: Federal Tax Dept
(2) FAS109 are offset to zero in Benefits-other account.

(1) To Schedule III

III/12

CenterPoint Energy Houston Electric, LLC
Reconciliation Between Income Tax Expense and the Amount Computed Using the Applicable Statutory Income Tax Rate
For the 12 months ended December 31, 2002

	method	12/31/2002	SchIV		Transmission (2)		Distribution (1)
Book Depreciation on Permanent Items	a	4,827,880	14	26%	1,255,249	74%	3,572,631
Meals & Entertainment	b	357,629.00	15	16%	56,863	87%	311,137
CSV Officers' Life Insurance Premium	b	300,033.65	16	16%	47,705	87%	261,029
Officers' Country Club Dues	b	100,972.44	16	16%	16,055	87%	87,846
					63,760		
Preferred Stock Div. Adjustment	a	54,396.00	18	26%	14,143	74%	40,253
AFUDC-Equity	a	1,109,389.06	19	26%	288,441	74%	820,948
Depreciation	a	52,410,697.55	20	26%	13,626,781	74%	38,783,916
Capital Lease - Railcars	a	16,704.00	21	26%	4,343	74%	12,361
Supplemental Contracts	b	(69,080.56)	21	16%	(10,984)	84%	(58,097)
Westermeier Supplemental	b	171,495.43	21	16%	27,268	84%	144,228
Property Insurance Reserve	c	(3,074,666.30)	21	22%	(676,427)	78%	(2,398,240)
Workman's Comp Reserve	b	1,060,704.65	21	16%	168,652	84%	892,053
Savings Restoration Plan	b	(18,565.00)	21	16%	(2,952)	84%	(15,613)
Other Post-retirement Benefits	b	(4,331,348.00)	21	16%	(688,684)	84%	(3,642,664)
Benefit Restoration Plan	b	(7,416,135.34)	21	16%	(1,179,166)	84%	(6,236,970)
Post-employment Liability	b	(9,128,627.39)	21	16%	(1,451,452)	84%	(7,677,176)
Severance Provision	b	(11,396,715.20)	21	16%	(1,812,078)	84%	(9,584,637)
EICP	b	(87,247.18)	21	16%	(13,872)	84%	(73,375)
EICP Payout	b	316,249.79	21	16%	50,284	84%	265,966
Deferred Comp Payout	b	6,408,779.28	21	16%	1,018,996	84%	5,389,783
Deferred Compensation Plans	b	(4,075,571.61)	21	16%	(648,016)	84%	(3,427,556)
LTBICP Payout	b	444,947.05	21	16%	70,747	84%	374,200
LTICP	b	(310,598.46)	21	16%	(49,385)	84%	(261,213)
Original Issue Discount	a	(101,164.27)	21	26%	(26,303)	74%	(74,862)
AFUDC-Debt - Non-transition (account 708120 / 711999)	a	3,672,694.89	21	26%	954,901	74%	2,717,794
Capitalized Tax Interest	a	(8,892,083.68)	21	26%	(2,311,942)	74%	(6,580,142)
Amortization of IRS Adjustment (total of temp diff pieces)	a	110,945.93	21	26%	28,846	74%	82,100
Amort of Surface Improvement/Receding face	a	(32,836.56)	21	26%	(8,538)	74%	(24,299)
Amortization of Loss on Reacquired Debt	a	(3,367,045.43)	21	26%	(875,432)	74%	(2,491,614)
		(40,099,163.95)			(7,431,193)		(32,667,971)
Amortization of ITC (F&O)	a	1,689,228.00	34	26%	439,199	74%	1,250,029
Prior Period Adjustment (Rtn to Accrual Adj-J900)	b	(745,928.77)	39	16%	(118,603)	84%	(627,326)
Flowback excess protected DFIT (J501-Sch J)	a	2,325,506.00	36a	26%	604,632	74%	1,720,874
		22,330,639			8,863,032		13,553,367

Note: Book Depreciation on Permanent Items was not included in the 2002 accrual. We included 2001 amount here as an estimate for 2002. We will have a return to accrual adjustment in 2002 for this item.

(1) To Schedule IV
Source: Federal Tax Dept.

Method:
a Gross plant by function - I/9
b Distribution of Salaries and Wages for T&D, FERC Form 1, page 354
c Prop Ins by function in UCOS - III/9

VII

CenterPoint Energy Houston Electric, LLC Financial Ratio Calculations

Line	(Thousands of Dollars)			SAP Account
	[1] <u>Total Debt as a Percent of Capitalization</u>			
1	Notes Payable	TB	48,376	214010
2	Long-term Debt (Excluding Cap Lease)	TB	2,839,638	275990 275010 275040 275020 275990
3	Capital lease obligations - Long-Term	TB	1,239	282010
4	Current maturities (Excluding Cap Lease)	TB	166,600	214010
5	Capital lease obligations - Current	TB	35	251010
6	Total Debt		3,055,888	
7	Notes Payable	TB	48,376	214010
8	Long-term Debt (Excluding Cap Lease)	TB	2,839,638	275300 275010 275040 275020 275990
9	Capital lease obligations - Long-Term	TB	1,239	282010
10	Capital lease obligations - Current	TB	35	251010
11	Preferred Stock	TB	-	
12	Preferred Trust Securities	TB	-	
13	Current maturities of L-T-D	TB	166,600	214010
14	Common Equity		1,156,784	
15	Ending Total Capital		4,212,872	
16	Total Debt		3,055,888	
17	Total Capitalization		4,212,872	
18	Debt to Capitalization Ratio		72.54%	
	[2] <u>Total CWIP as a Percent of Net Plant</u>			
19	Total Construction Work in Progress	TB	91,810	170010
20	Total TDSP Plant	TB	5,889,757	183010
21	Accumulated Depreciation and Amortization	TB	(2,123,238)	171010 172010 175095
22	Total Net TDSP Plant		3,766,519	
23	Total Construction Work in Progress		91,810	
24	Total Net TDSP Plant		3,766,519	
25	CWIP to Net Plant		2.44%	
	[3] <u>Construction Expenditures as a Percent of Average Total Capital</u>			
26	Cash Construction Expenditures (excludes Eq AFUDC)		267,050	Cash Flow Stmt
27	Remove: AFUDC		(3,672)	790120
28	Cash Construction Expenditures		263,378	
29	Beginning Total Capital		4,114,995	Cash Flow Stmt
30	Ending Total Capital		4,212,872	
31	Average of Beginning and Ending Total Capital		4,163,834	
32	Cash Construction Expenditures		263,378	
33	Average of Beginning and Ending Total Capital		4,163,834	
34	Construction Expenditures to Avg Total Capital		6.33%	
	[4] <u>Pre-Tax Interest Coverage</u>			
35	Income from continuing operations	TB	141,453	Net Income before Extraord.
36	Remove Non-recurring items, before tax		-	
37	Remove Equity AFUDC		(1,110)	483010
38	Add Income Tax Expense		67,353	717010 - 717550
39	Add Interest Incurred		97,227	790020 790140 790060
40	Adjusted Pre-Tax Income		304,923	
41	Interest Incurred		97,227	790020 790140 790060
42	Adjusted Pre-Tax Income		304,923	
43	Interest Incurred		97,227	
44	Pre-Tax Interest Coverage		3.14	
	[5] <u>Funds from Operations/Total Debt</u>			
45	Cash Flow from Operations (before working capital changes)		363,297	Cash Flow Stmt
46	Remove AFUDC		(3,672)	
47	Adjusted Cash Flow from Operations		359,625	
48	Notes Payable		48,376	
49	Long-term Debt (Excluding Cap Lease)		2,839,638	
50	Capital lease obligations - Long-Term		1,239	
51	Current maturities (Excluding Cap Lease)		166,600	
52	Capital lease obligations - Current		35	
53	Total Debt		3,055,888	
54	Adjusted Cash Flow from Operations		359,625	
55	Total Debt		3,055,888	
56	Funds from Operations as a Percent of Total Debt		11.77%	

XIII

[6] Fixed Charge Coverage Ratio

Income from continuing operations	TB	141,453	Net Income before Extraord.
Remove Non-recurring items, before tax		-	
Remove Equity AFUDC		(1,110)	
Add Income Tax Expense		67,353	
Add Interest Incurred		97,227	
Add 1/3 Rental Expense		1,844	1/3 of 572010 572830 572835
Adjusted Pre-Tax Income excluding 1/3 rental expense		306,567	
Interest Incurred		97,227	
Add 1/3 Rental Expense		1,844	
Total Fixed Charges		98,871	
Adjusted Pre-Tax Income excluding 1/3 rental expense		306,567	
Total Fixed Charges		98,871	
Fixed Charge Coverage Ratio		3.10	

[7] Fixed Charge Coverage Ratio (Including Dist. On Preferred Trust Securities)

Income from continuing operations	TB	141,453	Net Income before Extraord.
Remove Non-recurring items, before tax		-	
Remove Equity AFUDC		(1,110)	
Add Income Tax Expense		67,353	
Add Interest Incurred		97,227	
Add 1/3 Rental Expense		1,844	
Distributions on Preferred Trust Securities		-	
Adjusted Pre-Tax Income excluding 1/3 rental expense		306,567	
Interest Incurred		97,227	
Add 1/3 Rental Expense		1,644	
Distributions on Preferred Trust Securities		-	
Total Fixed Charges		98,871	
Adjusted Pre-Tax Income		306,567	
Total Fixed Charges		98,871	
Fixed Charge Coverage Ratio Including Preferred Trust Securitie		3.10	

[8] Funds from Operations Interest Coverage

Cash Flow from Operations (before working capital changes)	363,297	Cash Flow Stmt
Remove AFUDC	(3,672)	
Add Cash Interest Paid	168,620	Calc
Adjusted Cash Flow from Operations	528,245	
Interest Incurred	97,227	
Adjusted Cash Flow from Operations	528,245	
Interest Incurred	97,227	
Funds from Operations Interest Coverage	5.43	

[9] Net Cash Flow/Capital Outlays

Cash Flow from Operations (before working capital changes)	363,297	Cash Flow Stmt
Remove AFUDC	(3,672)	
Remove Preferred Dividends	-	
Remove Common Dividends	(164,500)	Cash Flow Stmt
Adjusted Cash Flow from Operations	195,125	
Cash Construction Expenditures (excluding AFUBC)	263,378	Cash Flow Stmt
Adjusted Cash Flow from Operations	195,125	
Cash Construction Expenditures (excluding AFUBC)	263,378	
	74.09%	

[10] Cash Coverage of Common Dividends

Cash Flow from Operations (before working capital changes)	363,297	Cash Flow Stmt
Remove AFUDC	(3,672)	
Remove Preferred Dividends	-	
Adjusted Cash Flow from Operations	359,625	
Common Dividends	164,500	Cash Flow Stmt
Adjusted Cash Flow from Operations	359,625	
Common Dividends	164,500	
Funds from Operations Interest Coverage	2.19	

X/1/2

[11] AFUDC as a Percentage of Net Income for Common Shareholders

Total AFUDC		4,782	● ●	
Deferred Carrying Charges		-		
Total AFUDC and Deferred Carrying Charges		4,782		
Net Income After Preferred Dividends	TB	125,348		Net Income
Total AFUDC and Deferred Carrying Charges		4,782		
Net Income After Preferred Dividends		125,348		
		3.81%	●	

[12] Return on Average Common Equity

Net Income After Preferred Dividends	TB	125,348		Net Income
Beginning Common Equity	●	1,770,905		Cash Flow Stmt
Ending Common Equity		1,156,784	●	
Average of Beginning and Ending Common Equity		1,463,845		
Net Income After Preferred Dividends		125,348		
Average of Beginning and Ending Common Equity		1,463,845		
Return on Average Common Equity		8.56%	●	

● H:\REGULATORY ACCTG\EMR\2002\[TDU Cash Flow for FERC Form 1.xls]RE&Debt 2002; X/2
● H:\REGULATORY ACCTG\EMR\2002\[Earnings Report.xls] Schedule X
TB H:\REGULATORY ACCTG\EMR\2002\[TDU Trial Balance 2002.xls]TDU Trial Balance
● H:\REGULATORY ACCTG\EMR\2002\[TDU Cash Flow for FERC Form 1.xls]Cash Flow; X/3
● H:\REGULATORY ACCTG\EMR\2002\[TDU Cash Flow for FERC Form 1.xls]Cash Flow; X/5
H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

X/13

CenterPoint Energy Houston Electric, LLC
Select Division - Transmission and Distribution Utility

	Per Cash Flow 1/1/2002	Change		Per SAP 12/31/2002	Acct No.
Retained Earnings ❶	(937,730,491)	-	TB	(937,730,491)	291010
	-	4,964,446	TB	4,964,446	295010
	-	(125,347,776)	TB	(125,347,776)	N/I curr yr
❶	(833,174,627)	(163,503,539)	TB	(996,678,166)	297999
	-	164,865,160	TB	164,865,160	297030
	-	1,926,342,483	TB	1,926,342,483	297090
	-	(1,193,686,882)	TB	(1,193,686,882)	297095
	-	486,985	TB	486,985	297992
	(1,770,905,118) ❷	614,120,877		(1,156,784,241) ❷ ❸	
Debt ❶	(613,097,690)	(1,619,310)	TB	(614,717,000)	275010
❶	(163,731,000)	115,415,132	TB	(48,315,868)	214010
❶	(371,267,321)	(545,132,679)	TB	(916,400,000)	275040
	-	(166,660,000)	TB	(166,660,000)	214010
	-	1,310,000,000	TB	(1,310,000,000)	277010
	(2,344,089,725)	712,003,143		(3,056,092,868)	
Capital Lease-curr ❶	(32,126)	(3,364)		(35,490)	251010
Capital Lease-LT ❶	(1,630,057)	391,339		(1,238,718)	282010
Total Capital	(4,114,994,843) ❷			(4,214,151,317) ❷	
Average Capital		(4,164,573,080)			

TB TDU Trial Balance 2002
❶ From X/4
❷ To X/1
❸ To Schedule V

H:\REGULATORY ACCTG\EMR\2002\[Earnings Report - Workpapers.xls]TB

X/2

CenterPoint Energy Houston Electric, LLC
Select Division - Transmission and Distribution Utility
STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents
(Thousands of Dollars)

		Year-to-Date: December 31, 2002	
Cash Flows from Operating Activities:			
Net income, before preferred dividends	$	125,347,773	
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		237,322,616	$ 363,296,849 ❶
Deferred income taxes		7,780,975	
Investment tax credits		(4,669,228)	
Allowance for other funds used during construction		(1,110,338)	
Regulatory tax asset - net		(1,354,948)	
Changes in other assets and liabilities:			
Accounts receivable - net		(255,333,461)	
Materials and supplies		20,978,337	
Accounts payable		(66,873,288)	
Interest and taxes accrued		(53,606,316)	
Customer deposits		(57,292,329)	
Other current liabilities		(25,756,721)	
Other - net		16,954,662	
Net cash used by operating activities		(57,634,247)	
Cash Flows from Investing Activities:			
Capital expenditures (including allowance for borrowed funds used during construction)		(267,049,657) ❶	
Other - net		(890,284)	
Net cash used in investing activities		(267,939,941)	
Cash Flows from Financing Activities:			
Investment in Finance Co		(298,300,000)	
Payment of common stock dividends		(164,500,000) ❶	
Proceeds from issuance of long-term debt		1,310,000,000	
Debt Issuance Costs		(68,020,549)	
Payments of short term borrowings, net		(115,355,132)	
Notes with affiliates		(137,676,794)	
Other - net		(156,040,606)	
Net cash provided in financing activities		370,104,919	
Net Increase/(Decrease) in Cash and Cash Equivalents		44,530,732	
Cash and Cash Equivalents at Beginning of Year		1,070,613	
Cash and Cash Equivalents at End of Year	$	45,601,345	

Source: Financial Accounting - Electric
❶ X/1

Statement used for FERC Form 1 filing purposes only and not representative of the legal entity CenterPoint Energy Houston Electric, LLC.

X/3

nterPoint Energy Houston Electric, LLC
ected Division - Transmission & Distribution Utility
tement of Cash Flows

Description	December 31, 2001 Co's 0005, 0366 0174,0292, 9003 (a)	Co's 0003, 0005, 0366 0174,0292, 9003 (b)	Co 0003 (c) (b-a)	December 31, 2002 Co's 0005, 0366 0174,0292, 9003 (d)	Co's 0003, 0005, 0366 0174,0292, 9003 (e)	Co 0003 (f) (e-d)	10-K Report Captions
ASH FLOWS FROM OPERATING ACTIVITIES							
Retained Earnings	$ 727,115,225	$ 1,560,289,852	$ 833,174,627	$ 452,559,590	$ 577,907,363	$ 125,347,773	Net Income
Adjust. to reconcile net income to net cash provided by operating activities:							
Accumulated Depreciation & Amortization	1,500,334	2,052,299,912	2,050,799,578	33,476,759	270,799,375	237,322,616	Depreciation and Amortization
Stranded Assets	895,573,386	895,573,386	(0)	(0)	-	0	Stranded Assets
Excess Mitigation Credit - Asset	1,125,465,696	1,125,465,696	-	(0)	-	0	
Accumulated Deferred Federal Income Tax	616,701,697	1,042,752,961	426,051,264	322,664,876	330,445,851	7,780,975	Deferred Federal Income Taxes
Unamortized Investment Tax Credits	-	58,269,848	58,269,848	-	(4,689,228)	(4,689,228)	Investment Tax Credits
AFUDC-Other				-	(1,110,339)	(1,110,339)	AFUDC - Other
							Fuel Refund
Fuel Over/Under Recovery - Pending Settlement	-	-	-	(123,323,250)	(123,323,250)	-	Fuel Over/Under Recovery - Pending Settlement
Regulatory Tax Assets	175,460,771	111,297,150	(64,163,621)	-	(1,354,948)	(1,354,948)	Regulatory Asset - Net
Changes in Current Assets and Liabilities:							
Other A/R	(2,353,576)	50,592,120	52,945,696	6,664,382	(248,469,079)	(255,333,461)	Accounts Receivable - Net
Accounts Receivable - Associated Co.	-	(108,155,878)	(108,155,878)	-	-	-	
Unbilled Revenue Receivable	-	33,404,006	33,404,006	-		-	
Materials and Supplies	-	80,919,259	80,919,259	-	20,978,337	20,978,337	Materials and Supplies
Fuel Refund/Surcharge	-	-	-	100,685	100,685	-	Fuel Surcharge
Interest on fuel surcharge	-	-	-	1,430	1,430	-	Interest on Fuel Surcharge
Accounts Payable	-	77,029,924	77,029,924	-	(66,873,268)	(66,873,268)	Accounts Payable - Net
Accounts Payable - Associated Co.	-	110,317,239	110,317,239	-	-	-	
Accounts Payable - Gas Imbalance	-	(10,463,134)	(10,463,134)	-	-	-	
Taxes Accrued	(124,744)	184,655,062	184,779,806	(38,181,283)	(91,789,599)	(53,608,316)	Interest and Taxes Accrued
Interest Accrued	-	26,338,181	26,338,181	-	-	-	
Interest on O/U recovery of fuel	27,168,575	27,168,575	(0)	22,124,020	22,124,020	(0)	Interest on O/U recovery of fuel
Interest on O/U recovery of fuel - Pending Settlement	-	-	-	(28,741,922)	(28,741,922)	-	Interest on O/U recovery of fuel - Pending Settlement
Customer Deposits	17,211	57,401,875	57,384,664	1,161,209	(56,131,120)	(57,292,329)	Customer Deposits
Other Current Liabilities	-	80,009,631	80,009,631	21,000	(25,735,721)	(25,756,721)	Other Current Liabilities
Excess Mitigation Credit - Liability	1,126,301,941	1,126,301,941	-	(241,059,062)	(241,059,062)	-	EMC Credits
Current Portion of Long Term Debt and Preferred Stock	-	13,105,698	13,105,698	-	-	-	Current Portion of Long Term Debt
Fuel-Related Credits	151,267,321	151,267,321	-	(151,267,321)	(151,267,321)	-	
Excess Cost over Market				(697,030,630)	(697,030,630)	0	Excess cost over market
Fuel Over/Under Recovery	200,455,408	200,455,408	0	339,590,849	339,590,849	0	Fuel Over/Under Recovery
Other Net	-	179,432,186	179,432,186	(17,270,869)	(316,207)	16,954,662	Other - Net
	5,044,649,245	9,126,728,219	4,081,178,974	(118,309,638)	(175,943,784)	(57,634,247)	Net cash provided by operating activities

X/4/1

144

nterPoint Energy Houston Electric, LLC
ected Division - Transmission & Distribution Utility
tement of Cash Flows

Description	December 31, 2001 Co's 0005, 0366 0174,0292, 9003 (a)	Co's 0003, 0005, 0366 0174,0292, 9003 (b)	Co 0003 (c) (b-a)	December 31, 2002 Co's 0005, 0366 0174,0292, 9003 (d)	Co's 0003, 0005, 0366 0174,0292, 9003 (e)	Co 0003 (f) (e-d)	10-K Report Captions
ASH FLOWS FROM INVESTING ACTIVITIES:							
Electric Plant	46,226,693	5,974,060,920	5,927,834,227	-	(267,049,657)	(267,049,657)	Capital and Nuclear Fuel Expenditures including AFUDC - Borrowed
Investment In SPE	6,745,485	-	(6,745,485)	(3,000,000)	-	3,000,000	Proceeds from the Sale of Preferred Stock
Special Deposits - Transition Bonds	6,744,485	3,747,116	(2,997,369)	4,420,151	1,422,782	(2,997,369)	Special Deposits - Transition Bonds
Other	-	-	-	-	(892,915)	(892,915)	Other-Net
	59,716,663	5,977,808,036	5,918,091,373	1,420,151	(266,519,790)	(267,939,941)	Net cash used in investing activities
ASH FLOWS FROM FINANCING ACTIVITIES:							
Member's Equity	-	937,730,491	937,730,491	-	-	-	Proceeds from the Sale of Common Stock
Restricted Cash	-	3,013,230	3,013,230	-	-	-	
HL&P Obligated Mandatorily Redeemable Trust Securities	-	-	-	-	-	-	Proceeds from Sale of HL&P Oblig. Mand. Redeem. Trust Sec.
First Mortgage Bonds & Disc on Transition Bonds & Amort	(315,336)	612,782,354	613,097,690	(0)	-	0	Discount Amortization
Pollution Control Revenue Bonds	-	-	-	-	-	-	Proceeds from sale of Pollution Control Bonds
Securitization Bonds	748,897,000	735,791,302	(13,105,698)	(13,105,698)	(13,105,698)	-	Securitization Bonds
Investment in FinanceCo	-	-	-	-	(298,300,000)	(298,300,000)	Investment in Finance Co
Dividends Paid	-		-	-	(164,500,000)	(164,500,000)	Payment of Dividends
Notes Payable - External Debt	-	-	-	-	1,310,000,000	1,310,000,000	Increase(Decrease) in Notes Payable for External Debt.
Unamortized Debt Costs	10,028,253	61,836,409	51,808,156	1,619,581	(66,400,968)	(68,020,549)	Unamortized Debt Costs
Notes Payable - Commercial Paper (215010)	-	163,731,000	163,731,000	-	(115,355,132)	(115,355,132)	Increase(Decrease) in Commercial Paper
Notes Payable - Affiliated Co.	-	220,000,000	220,000,000	-	614,900,000	614,900,000	Increase(Decrease) in Notes Payable to Affiliated Co.
Short Term Note Payable Affiliate Co	-	-	-	-	-	-	
Notes Receivable - Affiliated Co.	-	(2,578,794)	(2,578,794)	-	(752,578,794)	(752,578,794)	
Additional Paid In Capital	-	-	-	-	(4,984,446)	(4,984,446)	
Transition Property	739,697,334	735,431,576	(4,265,758)	(0)	751	751	Transition Property
Other Long Term Debt	(151,267,321)	-	151,267,321	151,267,321	190,410	(151,076,911)	Other-Net
Obligation Under Capital Leases	-	1,630,057	1,630,057	-	-	-	Current Portion of Oblig. Under Cap. Leases
Current Portion of Obl Under Cap Leases	-	32,126	32,126	-	-	-	
	1,347,039,929	3,469,399,751	2,122,359,822	139,781,203	509,886,123	370,104,919	Net cash provided by financing activities

To X/2

X/4/2

H:\Admin\Gen Acct 2002\FERC\Cash Flow\Earnings Report - Workpapers.xls

CenterPoint Energy Houston Electric, LLC
Interest Payments (net of amounts capitalized or deferred)
#REF!

	External Interest	A/C 708020 Commercial Paper (1)	A/C 223030 Interest on Customer Deposits	A/C 223015 00538.54 Dividends on Capital Trust Securities	(a) Interest Cash Surrender Value of Ins. Policy	A/C 708120 AFUDC (Borrowed)	Total External Interest	A/C 708060 Interest paid to Corp	Moneyfund Interco Interest	Total Internal Interest	Total Interest Payment Excl. Cap & Def.
First Quarter	35,319,704	2,738,926	2,185,418	4,128,500		-1,297,881	43,074,667	0	3,022,768	3,022,768	46,097,435
Second Quarter	0	1,874,745	5,625	0		-973,098	907,272	11,696,520	2,957,005	14,653,525	15,560,797
Third Quarter	24,598,753	4,622,288	1,460	0	3,421,014	-934,828	31,708,687	6,013,557	-170,620	5,842,937	37,551,624
Fourth Quarter	0	4,864,633	6,862	0	14,616,820	-465,937	19,022,378	59,243,689	-4,727,506	54,516,184	73,538,562
Year-To-Date Total	59,918,457	14,100,592	2,199,365	4,128,500 (B)	18,037,834	-3,671,745	94,713,003	76,953,766	1,081,648	78,035,414	172,748,417

Houston Lighting & Power Company
Income Tax Payments
#REF!

	(A)	172,748,417
	(B)	-4,128,500
Interest Cash Payments		168,619,917 ❶

Date	FIT Payment	Tax Refund	Total
First Quarter		29,006,369	-29,006,369
Second Quarter (3)		11,222,686	-11,222,686
Third Quarter		4,259,420	-4,259,420
Fourth Quarter	48,375,868		48,375,868
Year-To-Date Total	48,375,868	44,488,475	3,887,393

(1) Account 708140 includes interest for overbilling customers.
(2) This activity was transferred to Texas Genco, TDU will not have railcar balances
(3) Includes Excess Cost Over Market - company 9003

Source: Financial Accounting - Electric

❶ To X/1/2

X/6

CenterPoint Energy Houston Electric LLC
Twelve Months Ending December 31, 2002

#REFI

Revenues, Sales, and Customer Data
Combined Revenues TCRF + Base
(Texas Jurisdiction Only / Retail Only)

CenterPoint Energy Houston Electric LLC
Base Revenues for the TDU

Line	Year	Month	(1) Residential (RS)	(2) Secondary less than 10 kva (SVS)	(3) Secondary greater than 10 kva (SVL)	(4) Primary (PVS)	(5) Transmission (TVS)	(6) Lighting (SLS,MLS)	(7) Total (1)+(2)+(3)+(4)+(5)+(6)	To Sch
1	2002	1	42,055,878	1,761,924	28,677,834	2,667,332	3,237,599	3,468,936	81,869,505	XI.1a
2	2002	2	39,562,006	2,476,088	32,227,325	2,698,310	4,875,557	3,513,030	85,352,316	XI.1a
3	2002	3	38,010,841	2,060,644	33,712,744	3,543,645	2,769,411	3,522,813	83,620,098	XI.1a
4	2002	4	36,881,261	2,115,090	33,406,691	3,387,176	3,743,090	3,529,471	83,062,780	XI.1a
5	2002	5	47,769,047	2,308,470	33,745,898	3,048,368	3,046,751	3,535,910	93,454,444	XI.1a
6	2002	6	54,995,175	2,424,247	34,675,296	3,387,545	2,224,543	3,839,380	101,546,186	XI.1a
7	2002	7	64,722,628	2,440,352	34,980,022	3,463,645	4,211,366	4,835,282	114,653,294	XI.1a
8	2002	8	70,559,411	2,579,344	35,478,380	3,343,798	3,950,081	3,768,971	119,679,986	XI.1a
9	2002	9	70,387,716	2,545,597	35,834,014	3,412,249	4,249,071	3,882,107	120,310,754	XI.1a
10	2002	10	61,869,887	2,536,000	35,732,484	3,464,787	4,006,557	3,913,383	111,523,097	XI.1a
11	2002	11	44,090,786	2,398,544	34,679,635	3,224,281	7,528,075	3,922,063	95,843,385	XI.1a
12	2002	12	37,873,738	2,315,693	33,168,714	3,190,613	4,351,118	3,917,276	84,817,152	XI.1a
13	Totals (Note 2)		608,778,374	27,961,993	406,319,039	38,831,749	48,193,220	45,648,622	1,175,732,997	XI.1a/2
14										
15	Monitoring Period									
16	Average (lines 1 thru 12)		50,731,531	2,330,166	33,859,920	3,235,979	4,016,102	3,804,052	97,977,750	

Source: Revenue Reporting and Analysis

XI.1a/1

CenterPoint Energy Houston Electric : TDU
Reconciliation of G/L Revenues to Schedule XI.1a

Tariff		Per G/L	Per Schedule XI.1a Base+TCRF	Difference	SAP Account
RS	TB	(550,842,526.13) ❶	608,778,373.00	57,935,846.87	401020-401030
SVS	TB	(24,548,921.04) ❶	27,961,993.00	3,413,071.96	401320-401332
SVL	TB	(367,391,010.15) ❶	406,319,039.00	38,928,028.85	401420-401436,401620-401636
PVS	TB	(35,353,390.33) ❶	38,831,750.00	3,478,359.67	401460-401480,401820-401850
TVS	TB	(45,198,205.24) ❶	48,193,220.00	2,995,014.76	402320-402350
SLS,MLS	TB	(42,031,105.76) ❶	45,648,622.00	3,617,516.24	401481 402720
Total Billed		(1,065,365,158.65)	1,175,732,997.00	Ⓑ 110,367,838.35	
Unbilled		Ⓐ (84,914,936.00) ❷	15,945,957.95	Ⓑ (68,968,978.05) ❷	
Billed in Bundled		(41,398,860.30)		Ⓑ (41,398,860.30)	403010
		(1,191,678,954.95)	1,191,678,954.95		
			Function Assigned		
Unbilled in bundled		Ⓐ 4,315,491.00 ❷	Dist		
CTC	TB	(983,530.84) ❷	Dist		401198,401199,10682,401692
Off System Fuel	TB	1,608,000.52 ❷	Dist		407012,407014,407016
Fuel Offset	TB	(94,376.53) ❷	Dist		402900,402830
Acct 402840	TB	(5,558,965.98)	See I/2		402840
Forfeited Disc	TB	(615,963.50)	Dist		445010
Other Op Rev	TB	(13,314,532.29)	See I/2		443010,443029,443033
TCOS	TB	(154,063,310.00)	Tran		404010
total		(1,360,388,142.57)			
Per TB		(1,360,388,142.57)			
Diff		-			

TB Trial Balance 2002
Ⓐ From Trial Balance account #402822. Sum = (80,599,445.00)
Ⓑ Revenues billed the TDU in 2002 under bundled rates includes unbilled of $(68)mm and billed of $110mm per RR&A.
❶ XI.1a/1
❷ I/1

XI.1a/2

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper

WEATHER IMPACTS

Billing Months

Billed MWH

MWH 2002 Gain / (Loss) Due to Weather:	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual	To Schedule
Res	(54,820)	(98,861)	68,756	55,294	296,780	52,341	(78,991)	(97,506)	(50,812)	55,128	(59,669)	(40,517)	47,123	XI.3a
Commercial	(6,415)	(13,990)	4,694	21,872	105,294	11,746	(20,487)	(25,586)	(13,897)	17,610	(12,805)	(29,732)	38,304	XI.3a
Small Industrial	450	(121)	(1,514)	6,205	32,115	3,777	(6,032)	(7,846)	(4,026)	6,525	(4,819)	(10,976)	13,738	XI.3a
Total	(60,785)	(112,972)	71,936	83,371	434,189	67,864	(105,510)	(130,938)	(68,735)	79,263	(77,293)	(81,225)	99,165	

Billed Base Revenue $(000)

2002 Base Revenue Gain / (Loss) Due to Weather:	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual	To Schedule
Res	($1,271)	($2,282)	$1,594	$1,282	$6,879	$1,213	($1,831)	($2,265)	($1,180)	$1,281	($1,386)	($841)	$1,083	XI.1c
Commercial	($0)	($23)	$5	$26	$126	$14	($24)	($29)	($16)	$20	($15)	($37)	$46	XI.1c
Small Industrial	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	XI.1c
Total	($1,271)	($2,315)	$1,599	$1,308	$7,006	$1,227	($1,855)	($2,294)	($1,197)	$1,301	($1,401)	($879)	$1,128	XI.1c

Average Rate Assumptions- Incremental Price

Dereg Rates	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Residential	0.02318	0.02318	0.02318	0.02318	0.02318	0.02318	0.02318	0.02323	0.02323	0.02323	0.02323	0.02323	0.02323
Commercial Allocated	0.000074	0.001070	0.001182	0.001182	0.001106	0.001105	0.001101	0.001132	0.001170	0.001134	0.001100	0.001201	0.001202
Industrial	0	0	0	0	0	0	0	0	0	0	0	0	0
Commercial SVS	0.02085	0.02086	0.02085	0.02085	0.02086	0.02085	0.02086	0.02086	0.02086	0.02086	0.02086	0.02086	0.02086
Commercial Other	0	0	0	0	0	0	0	0	0	0	0	0	0
Commercial SVS KWH	253683	61730487	72638012	78448437	85803711	90671152	91580473	90150847	88740886	95305878	88730001	84800873	
Commercial Other KWH	71735396	712695396	1215004829	1260839015	1432821971	1517973079	1606134332	1650053095	1603253286	1615815620	1388086217	1293233734	
Commercial Total KWH	71989079	774425883	1287642841	1337287452	1518725682	1608644231	1697724805	1740204042	1780083882	1710881180	1476824218	1378122807	

Weather Allocation by Rate MWH	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual	To Schedule
Commercial Billed														
SVS	254	61,730	72,636	78,448	85,804	90,671	91,580	90,151	88,741	95,306	88,730	84,880	943,110	
SVL	71,604	686,638	1,172,866	1,215,587	1,375,430	1,471,496	1,547,869	1,600,566	1,634,864	1,567,866	1,330,990	1,247,003	14,821,580	
PVS	112	18,960	31,745	34,787	47,081	38,165	47,974	48,280	48,124	47,364	37,730	35,873	425,325	
Total	71,969	767,328	1,277,247	1,328,822	1,508,304	1,598,332	1,687,425	1,737,926	1,779,729	1,700,630	1,486,450	1,367,768	16,290,834	
Commercial Allocated														
SVS	(23)	(1,125)	267	1,260	5,987	666	(1,112)	(1,445)	(755)	968	(775)	(1,845)	2,080	
SVL	(6,382)	(12,519)	4,310	20,006	96,012	10,814	(18,793)	(23,549)	(12,766)	16,132	(11,701)	(27,124)	34,472	
PVS	(10)	(346)	117	573	3,295	266	(582)	(592)	(376)	491	(329)	(762)	1,736	
Total	(6,415)	(13,990)	4,694	21,871	105,294	11,746	(20,487)	(25,586)	(13,897)	17,611	(12,805)	(29,731)	38,306	
Industrial Billed														
PVS	6,444	133,835	347,818	241,704	210,834	247,907	282,538	274,257	275,458	250,727	216,540	207,434	2,584,597	
SVL	83,793	500,028	787,185	726,151	774,866	808,841	846,703	884,984	877,488	849,466	717,540	702,821	9,319,884	
Total	90,237	633,863	934,003	967,855	984,000	1,056,748	1,109,241	1,159,241	1,152,947	1,100,193	934,080	910,255	11,904,881	
Industrial Allocated														
PVS	35	(23)	(393)	1,350	6,854	886	(1,426)	(1,839)	(982)	1,540	(1,125)	(2,501)	2,577	
SVL	415	(98)	(1,121)	4,856	25,261	2,891	(4,604)	(5,999)	(3,064)	4,985	(3,694)	(8,475)	11,161	
Total	450	(121)	(1,514)	6,205	32,115	3,777	(6,032)	(7,846)	(4,026)	6,525	(4,819)	(10,976)	13,738	
Weather Allocation $(000)														
Commercial SVS	(0)	(23)	5	26	126	14	(24)	(29)	(16)	20	(15)	(37)	46	XI.1c

Source: Revenue Reporting & Analysis

[illegible]

149

CenterPoint Energy Houston Electric LLC
Twelve Months Ending December 31, 2002

Schedule XI.1d

Revenues, Sales, and Customer Data
Transmission Cost Recovery Factor ($)
(Texas Jurisdiction Only / Retail Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential (RS)	Secondary less than 10 kva (SVS)	Secondary greater than 10 kva (SVL)	Primary (PVS)	Transmission (TVS)	Lighting (SLS,MLS)	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2002	1		(1)					(1)
2	2002	2			(0)				(0)
3	2002	3						0	0
4	2002	4	0						0
5	2002	5							0
6	2002	6	(0)	1	0			(0)	0
7	2002	7							0
8	2002	8							0
9	2002	9	73,420	1,365	49,805	6,136	22,248		152,974
10	2002	10	128,204	2,833	95,495	9,938	34,700		271,170
11	2002	11	86,585	2,632	93,529	9,279	34,661		226,686
12	2002	12	72,165	2,531	90,845	10,387	51,960		227,888
13	Totals (Note 2)		360,374	9,361	329,675	35,740	143,568	0	878,718 ❶
14									
15	Monitoring Period								
16	Average (lines 1 thru 12)		60,062	1,560	54,946	8,935	35,892	0	73,227

Source: RR&A

❶ To Schedule Ia

XI.1a/4

CenterPoint Energy Houston Electric LLC
Twelve Months Ending December 31, 2002

Revenues, Sales, and Customer Data
Unadjusted Sales (MWH)
(Texas Jurisdiction Only / Retail Only)

Line	Year	Month	(1) Residential (RS)	(2) Secondary less than 10 kva (SVS)	(3) Secondary greater than 10 kva (SVL)	(4) Primary (PVS)	(5) Transmission (TVS)	(6) Lighting (SLS,MLS)	(7) Total (1)+(2)+(3)+(4)+(5)+(6)	To Sch
1	2002	1	1,575,241	64,009	1,878,167	248,593	1,201,390	22,875	4,990,275	XI.2a
2	2002	2	1,436,951	93,803	2,000,924	236,567	1,724,369	22,750	5,515,364	XI.2a
3	2002	3	1,356,221	73,609	1,896,010	279,323	829,395	22,847	4,457,405	XI.2a
4	2002	4	1,307,242	76,437	1,941,559	276,488	1,180,922	22,914	4,805,562	XI.2a
5	2002	5	1,775,183	85,662	2,139,689	256,696	1,354,505	22,819	5,634,554	XI.2a
6	2002	6	2,085,466	90,649	2,281,548	284,009	959,137	22,816	5,723,625	XI.2a
7	2002	7	2,506,708	91,588	2,392,821	309,874	1,504,681	22,831	6,828,503	XI.2a
8	2002	8	2,757,090	98,145	2,476,654	312,541	1,261,190	22,875	6,928,495	XI.2a
9	2002	9	2,744,960	96,737	2,512,279	323,580	1,375,370	22,895	7,075,821	XI.2a
10	2002	10	2,374,533	95,366	2,398,491	307,116	1,365,289	22,985	6,563,780	XI.2a
11	2002	11	1,608,451	88,745	2,057,639	256,274	2,082,244	23,016	6,116,369	XI.2a
12	2002	12	1,339,423	84,861	1,950,142	242,487	1,229,087	23,025	4,869,025	XI.2a
13	Totals (lines 1 thru 12)		22,867,469	1,039,611	25,925,923	3,333,548	16,067,579	274,648	69,508,778	
14	Monitoring									
15	Period									
16	Average (lines 1 thru 12)		1,905,622	86,634	2,160,494	277,796	1,338,965	22,887	5,792,398	

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly (the column heading may be relabeled).
Note: Unbilled MWH sales not included.

Source: Revenue Reporting & Analysis

XI.2a/1

CenterPoint Energy Houston Electric
2002 Annual Report Workpaper

* Base 65

	Actual		Normal		To
	CDD	HDD	CDD	HDD	Schedule
January-02	32	289	17.9	373.0	XI.3
February-02	6	323	23.8	253.3	XI.3
March-02	83	153	71.8	120.0	XI.3
April-02	253	9	163.2	30.6	XI.3
May-02	366	0	354.3	0.8	XI.3
June-02	483	0	500.0	0.0	XI.3
July-02	558	0	580.2	0.0	XI.3
August-02	560	0	575.8	0.0	XI.3
September-02	445	0	445.2	0.3	XI.3
October-02	233	12	231.4	23.9	XI.3
November-02	23	182	74.4	151.5	XI.3
December-02	17	306	27.9	323.7	XI.3

Source: Financial Forecasting

XI.3/1

CenterPoint Energy Houston Electric, LLC
Transmission and Distribution Utility
Trial Balance
2002.01 -2002.16 Reporting periods
Source: SAP Report

Text for B/S P&L item	2002	To Ref
BALANCE SHEET		
ASSETS AND OTHER DEBITS:		
Current Assets:		
102010 Cash - Gen - CHASE/BOA Texas	555,412.10	
102050 Undistributed Cash	0	
102100 Cash-Cntrl Disb-Bank of Boston-0003	0	
102101 Cash - Cntrl Disb - Chase-0003	14,904.53	
Cash	570,316.63	
111999 General Fund Receipt Clearing Account-Chase	954,028.50	
Cash in Banks	954,028.50	
Cash Related Accounts	954,028.50	
Cash and Cash Equivalents	1,524,345.13	
118010 Temporary Cash Investments	44,077,000.00	
120010 Accounts Receivables-Associated Co	46,723,906.58	
129010 Interest Receivables - Associated Companies	11,342,465.75	
Accounts Receivable - Assoc. Companies	58,066,372.33	
121050 A/R - Services	159,380.94	
121070 A/R-Factored	0	
121075 A/R-SD to FI-CA Flowthru-Recon Acct	0	
121080 A/R-Customers	69,607,967.19	
121999 A/R-Uncleared Payment of Account	-737,788.68	
Accounts Receivable - Customers	69,029,559.45	
123010 Accum Prov-Uncoll Accts-Commodity	-4,725,996.80	
Accum Provision for Uncollectible Accts	-4,725,996.80	
121060 A/R-Other	25,992,863.26	
121090 A/R-Other-History	-1,772,566.76	
124010 A/R-Employee Travel Advances	850.01	
124020 A/R-Employee Exp	609.5	
124050 A/R - Employee Notes Receivable	398,818.09	
124060 A/R-Employee Merchandise	763,234.25	
128010 Short-Term Notes Receivables	15,844.80	
Accounts Receivable - Other	25,399,653.15	
121072 A/R-Est. Unbilled-A/R Sold	0	
126010 Accrued Rev-Std Unacctd For	70,385,277.00	
Unbilled Revenues	70,385,277.00	
Accounts Receivable	218,154,865.13	
127010 Short-Term Notes Rec-Associated Co	0	
127011 ST Notes Receivable - Generation Transition-Assoc	18,680,270.45	
127020 Short-Term Notes Rec-Texas GenCo	0	
Short Term Notes Receivables-Assoc Comp	18,680,270.45	
Notes Receivable	18,680,270.45	
133020 Materials & Suppl-Inventory Adj	-3,940,000.00	
133999 Materials & Supplies	63,880,921.90	1

Plant Materials and Operatiang Supplies	59,940,921.90	
138999 Stores Clearing-Automatic Posting	0	
Stores Clearing-Autopost	0	
Stores Expense Undistributed	0	
Materials and Supplies Inventories	59,940,921.90	III/8
139010 Prepayments-Insurance	1,243,052.18	III/9
144010 Prepayments - Other	58,637.68	
144020 Prepayments-Executive Benefits	8,196,386.40	
	8,255,024.08	
Prepayments	9,498,076.26	
Other Current Assets	9,498,076.26	
Total Current Assets	351,875,478.87	
Deferred Charges and Other Assets:		
176995 Clearing-Salv/Cost of Remvl-Cap Ord	29,613,069.73	III/5
176997 Clearing-Invest Rcvy Cap Salvage	0	
	29,613,069.73	
176985 Clearing-3rd Party Billing Orders	0	
176986 Clearing-Temp Suspense	-178,175.04	
176988 Clearing-Misc Billing	0	
176991 Clearing-Payroll Doc Split Acct	0	
176993 Clearing-Work Order Contribution	0	
176998 Clearing-Invest Rcvry O & M Salvage	0	
176999 Clearing-Suppl Discounts-Net Method	545.22	
	-177,629.82	
Clearing Accounts	29,435,439.91	
177010 Unamortized Debt Costs	11,790,352.83	VII
177015 Unamortized Issue cost	718,476.22	
177020 Unamortized Loss on Reacquired Debt	98,897,849.07	VII
177993 Unamortized Discount - History	56,990,604.01	VII
177998 Amort of Loss on Reacquired Debt	-40,712,107.87	VII
177999 Amortization of Issuance Costs	-7,856,468.07	VII
Unamortized Debt Costs	119,828,706.19	
179070 Regulatory Assets-Stranded Costs	0	
Regulatory Asset - Stranded Costs	0	
179030 Regulatory Assets-Other	0	
179040 Amort of Regulatory Assets-Other	0	
Reg.Assets-Recoverable Project Costs	0	
181010 RTA-FAS109 DR-Eq AFUDC-Open	-7,473,498.21	
181020 RTA-SFAS109 DR-Eq AFUDC-Closed	168,041,706.46	
181030 RTA-Amort SFAS109 DR-Eq AFUDC	-144,054,122.35	
181040 RTA-SFAS109 DR-Nt Tx Debt AFUDC	53,113,709.00	
181050 RTA-Amort 109 DR-Net Tx Dbt AFUDC	-50,753,833.32	
181100 RTA-Amrt 109 DR-Net Tx AFUDC Nucl	0	
181110 RTA-109 DR-FIT Deficiency	0	
181120 RTA-TX Inc(Franch) Tax Def-Net	36,961,451.00	
181130 RTL-109 CR-Prot Excess DFIT	-71,445,543.00	
181140 RTL-Am SFAS109 CR-Prot Exc DFIT	35,260,539.16	
181150 RTL-SFAS109 Cr-ITC	-73,543,292.00	
181160 RTL-Amort SFAS109 Cr-ITC	56,457,720.21	
181170 RTA-SFAS 109 DR-GAAP Equity	-0.68	
Regulatory Tax Assets	2,564,836.27	III/12
179060 Regulatory Assets-Docket	21,391,913.62	
Other Regulatory Assets	21,391,913.62	2

179080 Transition Property	0	
	0	
Regulatory Assets	23,956,749.89	
186010 Deferred Project Costs	-10,076,198.90	
Deferred Project Costs (OWIP)	-10,076,198.90	
183010 Over/Under Recovery of Fuel	0	
Over/(Under) Recovery of Fuel	0	
182010 Pension Asset	0	
188010 Misc Def Debits - Other	29,147.32	
188030 Misc Def DR-DSM Def Costs & CC	0	
188031 Misc Def DR-Amort of DSM	0	
Miscellaneous Deferred Debits	29,147.32	
193095 Restricted Cash	3,060,405.32	
Other Non-Current Assets	3,060,405.32	
Total Deferred Charges and Other Assets	166,234,249.73	
Long Term Receivables and Investments		
151010 Long-Term Notes Receivables - Associated Compani	814,512,862.60	
Long-Term Notes Receivable-Assoc Companies	814,512,862.60	
153000 Invest in Associated Companies	3,745,485.00	
153107 Inv in Subs-SPE	0	
Investments in Subsidiaries-Assoc. Co.	3,745,485.00	
157010 Corp Life Ins-CSV-Split $ Life Ins	72,248.03	
157020 Corp Life Ins-DCP-BRP-EICP Plcy	-206,654,814.36	
157030 Corp Life Ins-CSV-CK Insur	209,558,078.01	
157050 Corp Life Ins-CSV-Death Ben Plan	47,428,874.05	
157080 Corp Life Ins-Plcy Ln-Dth Ben Pln	-47,242,848.11	
Other Investments	3,161,537.62	
Miscellaneous Investments	6,907,022.62	
Total Long Term Receivables and Investments	821,419,885.22	
Property Plant and Equipment:		
163010 Plant in Serv(incl Intang Assets)	5,889,756,687.91	III
174995 Plant in Service - History	0	
Electric Plant in Service	5,889,756,687.91	
174520 Accum Amort-Capital Leases	-7,449,166.52	
174996 Plant in Service - Capital Leases - History	8,723,375.52	
Property Under Capital Lease-Net	1,274,209.00	
164010 Plant Held for Future Use	17,540,873.44	III
Plant Held for Future Use	17,540,873.44	
170010 Construction Work In Progress	91,809,920.07	III
Construction Work in Progress	91,809,920.07	
171010 Accum Depr-Plant in Service	-2,107,832,370.08	III/5
172010 Accum Amort-Plant in Service	-45,018,391.14	III/5
174540 Accum Prov for Depl-Leases	0	
174999 Accumulated Depreciation-History	0	
Less:Acc. Prov for Deprec, Deplet, & Amort	-2,152,850,761.22	
Total Net Property Plant and Equipment	3,847,530,929.20	
TOTAL ASSETS AND OTHER DEBITS	5,187,060,543.02	
LIABILITIES AND OTHER CREDITS		
Current Liabilities:		
223010 Curr and Accr Liab - Interest - Miscellaneous	-17,701,317.25	
223015 Curr and Accr Liab - Interest - Other	-22,733,958.33	
223020 Curr&Accr Liab-Int O/U Rcvy of Fuel	0	
223025 Curr&Accr Liab-Int. Pay-COLI Loan	-3,696,935.54	3

223030 Curr&Accr Liab-Int on Cust Deposits	0
Interest Accrued	-44,132,211.12
251010 Capital Lease Obligations-Current	-35,490.48 X/2
Obligation Under Capital Lease	-35,490.48
242010 Curr and Accr Liab - Payroll Taxes - FICA	-655,260.82
242020 Curr and Accr Liab - Payroll Taxes - Unemployment	-226,281.82
242031 Curr&Accr Liab-Misc Empl Taxes	0
244010 Curr&Accr Liab-Sales Taxes on Sales	-473.78
244011 Curr&Accr Liab-Sales Taxes History	1,052,580.09
244015 Curr and Accr Liab - Sales Taxes on Sales - Adj	2,275,236.43
244020 Curr&Accr Liab-Sales/Use on Purch	-695,389.99
245010 Curr and Accr Liab - Property Taxes	-71,950,134.59
246010 Curr&Accr Liab-State Franch Taxes	-14,666,243.00
246020 Curr&Accr Liab-State GRT	0
Other Taxes Accrued	-84,865,967.48
200010 Accounts Payables-Trade-Assoc Co	-98,398,943.28
222010 Interest Payables - Associated Companies	-3,252,685.26
Accts Payable Trade-Assoc Companies	-101,651,628.54
201010 Accounts Payables-Trade	-3,708,936.87
Accounts Payable-Trade	-3,708,936.87
232050 Curr&Accr Liab-Gas Imbalance	0
	0
204010 Accounts Payable-Other	-5,609,274.37
204020 A/P-Empl W/h-Savings After-Tax	-75.94
204030 A/P-Empl W/h-United Way	0
204050 A/P - Empl W/h - Child Support	46.15
204110 A/P-Empl W/h-Health Care FSA	-61,955.48
204150 A/P-Empl W/h-US Svngs Bonds W/hold	0
204220 A/P-Empl W/h-FSA Dependent	-18,772.68
204230 A/P-Empl W/h-Savings Pre-Tax	-789.15
204240 A/P-Empl W/h-I.B.E.W.	-10.4
204270 A/P-Empl W/h-Savings Plus Loan	-621.15
204300 A/P-Empl W/h-TEA Dues	-15.1
204310 A/P-Empl W/h-Credit Union (Union)	0
204380 A/P-Empl W/h-Flex Benefits-Vision	0
204400 A/P-Empl W/h-Credit Union-Non-Union	-1,105.98
204410 A/P-Empl W/h-Regency Garage Park	-8,115.66
204420 A/P-Helping Hand	0
204440 A/P-Customer Refunds	-467,976.02
213806 A/P-O/S Cks Chase-Cntrl Disb 0003	-5,572,024.67
213980 A/P-Outstanding Cks-Cntrl Disb-0003	-1,900.00
213994 A/P-Accrued Liabilities	-6,350,070.46
213995 A/P - Gen Fund Disb Clearing Account-Chase	1,941,953.60
213997 A/P - Consignment Liabilities	446,009.37
213999 A/P - Goods Received / Invoice Received Account	-12,248,673.06
221010 Curr&Accr Liab-Fuel Stock-Gas	-1,200.00
221040 Curr&Accr Liab-Fuel Stock-Oil	0
221180 Curr&Accr Liab-Rider System Ben Fnd	-2,527,812.50
232040 Curr&Accr Liab-Electricity Purch	0
Accounts Payable-Other	-30,482,383.50
Accounts Payable	-135,842,948.91
246030 Curr&Accr Liab-Franch Fees/GRT-City	-33,836,805.45
Franchise Fees Accrued	-33,836,805.45

4

214010 ST Notes Payables-Assoc Co	-214,975,868.00	X/2
Short term Notes Payable-Assoc Co	-214,975,868.00	
215010 ST Notes Payables-Securities	0	
Short Term Securities-Commercial Paper	0	
217010 Current Portion of Long-Term Debt	0	
Curr Portion Long Term Debt & Pref Stock	0	
Short-Term Debt	-214,975,868.00	
231010 Curr&Accr Liab-Salaries/Payroll	62,140.04	
231011 Curr&Accr Liab-Monthly Salary Accr	-5,713,741.72	
232010 Curr&Accr Liab-Miscellaneous	-6,372.58	
240020 Curr&Accr Liab-Payroll Ben-Dental	14,606.16	
240030 Curr&Accr Liab-Payroll Ben-Medical	-804,129.94	
240035 Curr&Accr Liab-Medical Trust	-3,329,554.64	
240040 Curr&Accr Liab-Payroll Ben-Life Ins	101,178.43	
240050 Curr&Accr Liab-Payrl Ben-Pers Acc	-51,459.18	
240060 Curr&Accr Liab-Payroll Ben-Other	-39,233.77	
240065 Curr&Accr Liab- Supp Emp Benefits	-723,850.56	
240070 Curr and Accr Liab - Payroll Ben - Curr (LTD)	39,014.56	
240080 Curr&Accr Liab-Annual Incent Comp	-9,266,674.22	
254010 Other Curr Liab-W/h From Empl-FIT	-471,566.47	
254030 Other Curr Liab-W/h From Empl-FICA	-226,460.77	
Other Current and Accrued Liabilities	-20,416,104.66	
220010 Curr&Accr Liab-Income Taxes-Federal	-33,574,194.72	
220020 Curr&Accr Liab-Inc Taxes-State/Lcl	-338,967.80	
Accrued Income Taxes	-33,913,162.52	
255010 Customer Deposits-Miscellaneous	0	
255020 Customer Deposits-ROW Damage	-92,335.02	
Customer Deposits	-92,335.02	
Total Current Liabilities	-568,110,893.64	
Deferred Credits and Other Liabilities		
257010 Property Insurance Reserve	-897,360.26	III/9
Property Insurance Reserve	-897,360.26	
258010 Injuries & Damages-Auto Liability	-855,562.25	III/9
258020 Injuries & Damages-Gen Liability	-4,054,862.45	III/9
258030 Injuries & Damages-Workers' Comp	-3,832,803.41	III/9
Injuries and Damages Reserve	-8,743,228.11	
259020 Savings Restoration Plan	-111,931.00	
259021 Noram Restoration of Accounts Plan	-5,343.42	
259040 Benefit Restoration Plan-FAS 87	0	
259042 PostRetirement Welfare Plan-FAS 106	-27,929,764.87	
259043 Postemployment Benefits-FAS 112	-13,918,000.00	
265010 Oth Def CR-Employee Related	-814,021.23	
265020 Oth Def CR-Deferred Comp	-18,474,799.30	
265030 Oth Def CR-Long-Term Incentives	-417,274.78	
Total Benefit Liability	-61,671,134.60	
263010 Provision-Other	-11,802,475.32	
Accumulated Misc Operating Provisions	-11,802,475.32	
Provisions and Reserves	-83,114,198.29	
194010 Oth Non-Curr-Def Inc Tax-Fed	46,835,808.00	III/12
194015 Oth Non-Curr-DIT-Below Line	0	
285020 Def Inc Taxes-Fed-Accel Depr	-459,431,139.59	III/12
285025 DIT-Fed-Accel Depr-Below Line	0	
285030 Def Inc Taxes-Federal-Other	-57,713,900.21	III/12

5

285035 Def Inc Taxes-Fed-Other-Below Line	-9,624,863.92	III/12
Accum. Deferred Income Taxes	-479,934,095.72	
287010 Unamortized Investment Tax Credits	-53,580,619.62	
Accum. Deferred Investment Tax Credits	-53,580,619.62	
Accumulated Deferred Income Taxes	-533,514,715.34	
267010 Oth Def CR-Rate Refunds-Electricity	0	
269010 Other Deferred Credits - Miscellaneous	-2,398,293.04	
269013 Oth Def CR-Escheat Payable	-2,042,766.56	
269020 Oth Def CR-Def Rev-Power Intchng	-219,070.71	
Other Deferred Credits	-4,660,130.31	
269030 Oth Def CR-Unbilled Fuel & PCRF	0	
Unbilled Fueland PCRF	0	
Total Deferred Credits & Other Liabilities	-621,289,043.94	
Long-Term Debt		
275020 Unamortized Discount	2,604,162.52	
276999 Amort of Unamortized Discount	-1,124,808.80	
Unamortized Discount on Long Term Debt	1,479,353.72	VII
275010 Long-Term Debt-First Mortgage Bonds	-614,717,000.00	X/2
275040 Long-Term Notes Payable - Assoc Companies	-916,400,000.00	X/2
Bonds	-1,531,117,000.00	
277010 Long-Term Debt - Other	-1,310,000,000.00	X/2
277025 Long-Term Debt - Associated Companies	0	
	-1,310,000,000.00	
277020 Long-Term Debt-Other Bonds	0	
	0	
Other Debt	-1,310,000,000.00	
282010 Capital Lease Obligations-Noncurr	-1,238,718.43	X/2
Capital Lease Obligations - Non-Current	-1,238,718.43	
Total Long-Term Debt	-2,840,876,364.71	
SHAREHOLDER'S EQUITY		
292040 Pref Stock-Cap Securities Trust-Net	0	
Capital Trust Securities	0	
291010 Divisional Equity	-937,730,491.00	X/2
Common Stock Issued	-937,730,491.00	
295010 Additional Paid-In Capital	4,964,446.00	X/2
Additional Paid in Capital	4,964,446.00	
298012 Benefits Minimum Liability Adj.	0	
Unrealized Gains and Losses	0	
297999 Retained Earnings	-996,678,165.56	X/2
Retained Earnings-Beginning of Year	-996,678,165.56	
297030 Retained Earnings-Dividends	164,865,160.09	X/2
297090 Retained Earnings-Unbundling	1,926,342,482.53	X/2
297095 Retained Earnings TDU Unbundling	-1,193,686,881.86	X/2
297992 Retained Earnings-Adjustments	486,985.00	X/2
Appropriations of Retained Earnings	898,007,745.76	
Current Year Profit	-125,347,775.93	X/2
Retained Earnings-Current Year	-125,347,775.93	
TOTAL SHAREHOLDER'S EQUITY	-1,156,784,240.73	
TOTAL LIABILITIES AND OTHER CREDITS	-5,187,060,543.02	
INCOME STATEMENT		
OPERATING REVENUES:		
Electricity Sales Revenues:		
401010 Elec Sales-Residential-Base	0	6

401012 Elec Sales-Residential-PCRF	0	
401016 Elec Sales-Residential-Fuel	0	
401018 Elec Sales-Residential-Fuel Refund	0	
401020 Res-RS-Fixed System Charge	-39,400,144.84	
401022 Res-RS-Meter Charge	-31,488,083.81	
401026 Res-RS-Transmission	-89,319,069.23	
401028 Res-RS-Distribution	-390,274,853.94	
401030 Res-RS-Transmission Cost Rec Factor	-360,374.31	
401032 Res-RS-Transition Charge	0	
Residential	-550,842,526.13	
401100 Elec Sales-Comm GL-Base	0	
401102 Elec Sales-Comm GL-PCRF	0	
401106 Elec Sales-Comm GL-Fuel	0	
401108 Elec Sales-Comm GL-Fuel Refund	0	
401110 Elec Sales-Comm MGS-D-Base	0	
401112 Elec Sales-Comm MGS-D-PCRF	0	
401116 Elec Sales-Comm MGS-D-Fuel	0	
401118 Elec Sales-Comm MGS-D-Fuel Refund	0	
401120 Elec Sales-Comm MGS-T-Base	0	
401122 Elec Sales-Comm MGS-T-PCRF	0	
401126 Elec Sales-Comm MGS-T-Fuel	0	
401128 Elec Sales-Comm MGS-T-Fuel Refund	0	
401130 Elec Sales-Comm LGS-D-Base	0	
401132 Elec Sales-Comm LGS-D-PCRF	0	
401136 Elec Sales-Comm LGS-D-Fuel	0	
401138 Elec Sales-Comm LGS-D-Fuel Refund	0	
401140 Elec Sales-Comm LGS-T-Base	0	
401142 Elec Sales-Comm LGS-T-PCRF	0	
401146 Elec Sales-Comm LGS-T-Fuel	0	
401148 Elec Sales-Comm LGS-T-Fuel Refund	0	
401150 Elec Sales-Comm SPL-Base	0	
401152 Elec Sales-Comm SPL-PCRF	0	
401156 Elec Sales-Comm SPL-Fuel	0	
401158 Elec Sales-Comm SPL-Fuel Refund	0	
401190 Elec Sales-Comm GMGS-D-Base	0	
401191 Elec Sales-Comm GLGS-D-Base	0	
401192 Elec Sales-Comm GPMGS-D-Base	0	
401193 Elec Sales-Comm GPLGS-D-Base	0	
401194 Elec Sales-Comm GPMGS-D-Fuel	0	
401195 Elec Sales-Comm GPLGS-D-Fuel	0	
401198 Elec Sales-Comm GMGS-D-CTC	-699,891.36	I/1
401199 Elec Sales-Comm GLGS-D-CTC	-4,945.82	I/1
401200 Elec Sales-Comm GPMGS-D-Fuel Surch	0	
401202 Elec Sales-Comm GPLGS-D-Fuel Surch	0	
401320 Comm-SVS-Fixed System Charge	-3,078,114.84	
401322 Comm-SVS-Meter Charge	-2,491,268.89	
401326 Comm-SVS-Transmission	-2,230,919.54	
401328 Comm-SVS-Distribution	-17,496,049.68	
401330 Comm-SVS-Transmission Cost Recovery	-9,361.38	
401332 Comm-SVS-Transition Charge	756,793.29	
401411 Comm-MLS-Fixed System Charge	-6,179,124.93	
401413 Comm-MLS-Transition Charge	0	
401420 Comm-SVL-Fixed System Charge	-1,764,889.76	7

401422 Comm-SVL-Meter Charge	-21,848,082.76
401426 Comm-SVL-Transmission	-56,103,798.79
401428 Comm-SVL-Distribution	-193,263,447.38
401430 Comm-SVL-Transmission Cost Recovery	-229,137.13
401432 Comm-SVL-Transition Charge	0
401436 Comm-SVL-University Discount	124,920.83
401460 Comm-PVS-Fixed System Charge	-442,711.76
401462 Comm-PVS-Meter Charge	-191,134.40
401466 Comm-PVS-Transmission	-1,748,129.78
401468 Comm-PVS-Distribution	-4,727,031.97
401470 Comm-PVS-Transmission Cost Recovery	-7,491.91
401472 Comm-PVS-Transition Charge	0
401480 Comm-PVS-University Discount	-0.17
401481 Comm-SLS-Fixed System Charge	-12,802,261.43
Commercial	-324,436,079.56
401500 Elec Sales-S Ind MGS-D-Base	0
401502 Elec Sales-S Ind MGS-D-PCRF	0
401506 Elec Sales-S Ind MGS-D-Fuel	0
401508 Elec Sales-S Ind MGS-D-Fuel Ref	0
401510 Elec Sales-S Ind MGS-T-Base	0
401512 Elec Sales-S Ind MGS-T-PCRF	0
401516 Elec Sales-S Ind MGS-T-Fuel	0
401518 Elec Sales-S Ind MGS-T-Fuel Ref	0
401520 Elec Sales-S Ind LGS-D-Base	0
401522 Elec Sales-S Ind LGS-D-PCRF	0
401526 Elec Sales-S Ind LGS-D-Fuel	0
401528 Elec Sales-S Ind LGS-D-Fuel Ref	0
401530 Elec Sales-S Ind LGS-T-Base	0
401532 Elec Sales-S Ind LGS-T-PCRF	0
401536 Elec Sales-S Ind LGS-T-Fuel	0
401538 Elec Sales-S Ind LGS-T-Fuel Ref	0
401540 Elec Sales-S Ind SBBLGS-D-Base	0
401542 Elec Sales-S Ind SBBLGS-D-PCRF	0
401546 Elec Sales-S Ind SBBLGS-D-Fuel	0
401548 Elec Sales-S Ind SBBLGS-D-Fuel Ref	0
401560 Elec Sales-S Ind LSEI-Base	0
401562 Elec Sales-S Ind LSEI-PCRF	0
401564 Elec Sales-S Ind LSEI-Franchise	0
401566 Elec Sales-S Ind LSEI-Fuel	0
401568 Elec Sales-S Ind LSEI-Fuel Ref	0
401620 S Ind-SVL-Fixed System Charge	-76,873.00
401622 S Ind-SVL-Meter Charge	-1,828,375.13
401626 S Ind-SVL-Transmission	-23,297,808.58
401628 S Ind-SVL-Distribution	-69,618,763.71
401630 S Ind-SVL-Transmission Cost Recovery	-100,537.40
401632 S Ind-SVL-Transition Charge	0
401636 S Ind-SVL-University Discount	615,782.66
401680 Elec Sales-S Ind GMGS-D-Base	0
401682 Elec Sales-S Ind GMGS-D-CTC	-66,822.31 I/1
401690 Elec Sales-S Ind GLGS-D-Base	0
401692 Elec Sales-S Ind GLGS-D-CTC	-211,871.35 I/1
401700 Elec Sales-S Ind GPMGS-D-Base	0
401702 Elec Sales-S Ind GPMGS-D-Fuel	0

8

401703 Elec Sales-S Ind GPMGS-D-Fuel Surch	0
401710 Elec Sales-S Ind GPLGS-D-Base	0
401712 Elec Sales-S Ind GPLGS-D-Fuel	0
401713 Elec Sales-S Ind GPLGS-D-Fuel Surch	0
401820 S Ind-PVS-Fixed System Charge	-404,608.77
401822 S Ind-PVS-Meter Charge	-415,731.69
401826 S Ind-PVS-Transmission	-6,542,247.32
401828 S Ind-PVS-Distribution	-20,960,057.66
401830 S Ind-PVS-Transmission Cost Recovery	-28,247.76
401832 S Ind-PVS-Transition Charge	0
401850 S Ind-PVS-University Discount	114,002.86
402000 Elec Sales-Lg Ind LOS-A-Base	0
402002 Elec Sales-Lg Ind LOS-A-PCRF	0
402004 Elec Sales-Lg Ind LOS-A-Franch	0
402006 Elec Sales-Lg Ind LOS-A-Fuel	0
402008 Elec Sales-Lg Ind LOS-A-Fuel Ref	0
402010 Elec Sales-Lg Ind LOS-B-Base	0
402012 Elec Sales-Lg Ind LOS-B-PCRF	0
402014 Elec Sales-Lg Ind LOS-B-Franch	0
402016 Elec Sales-Lg Ind LOS-B-Fuel	0
402018 Elec Sales-Lg Ind LOS-B-Fuel Ref	0
402020 Elec Sales-Lg Ind IS-30-Base	0
402024 Elec Sales-Lg Ind IS-30-Franch	0
402026 Elec Sales-Lg Ind IS-30-Fuel	0
402028 Elec Sales-Lg Ind IS-30-Fuel Ref	0
402030 Elec Sales-Lg Ind ISS-Base	0
402040 Elec Sales-Lg Ind SES-D-Base	0
402044 Elec Sales-Lg Ind SES-D-Franch	0
402046 Elec Sales-Lg Ind SES-D-Fuel	0
402048 Elec Sales-Lg Ind SES-D-Fuel Ref	0
402050 Elec Sales-Lg Ind SES-T-Base	0
402054 Elec Sales-Lg Ind SES-T-Franch	0
402056 Elec Sales-Lg Ind SES-T-Fuel	0
402058 Elec Sales-Lg Ind SES-T-Fuel Ref	0
402060 Elec Sales-Lg Ind EIS-D-Base	0
402066 Elec Sales-Lg Ind EIS-D-Fuel	0
402068 Elec Sales-Lg Ind EIS-D-Fuel Ref	0
402070 Elec Sales-Lg Ind EIS-T-Base	0
402076 Elec Sales-Lg Ind EIS-T-Fuel	0
402078 Elec Sales-Lg Ind EIS-T-Fuel Ref	0
402080 Elec Sales-Lg Ind SCP-Base	0
402084 Elec Sales-Lg Ind SCP-Franchise	0
402086 Elec Sales-Lg Ind SCP-Fuel	0
402088 Elec Sales-Lg Ind SCP-Fuel Ref	0
402090 Elec Sales-Lg Ind SBBVAR-Base/BRSD	0
402096 Elec Sales-Lg Ind SBBVAR-Fuel	0
402100 Elec Sales-Lg Ind SBBLOSB-Base	0
402102 Elec Sales-Lg Ind SBBLOSB-PCRF	0
402106 Elec Sales-Lg Ind SBBLOSB-Fuel	0
402116 Elec Sales-Lg Ind SBBSIP-Fuel	0
402320 S Ind-TVS-Fixed System Charge	-2,177,955.79
402322 S Ind-TVS-Meter Charge	-358,077.37
402326 S Ind-TVS-Transmission	-33,946,476.35

9

402328 S Ind-TVS-Distribution	-7,986,589.34	
402330 S Ind-TVS-Transmission Cost Recovery	-143,568.22	
402332 S Ind-TVS-Transition Charge	-756,793.29	
402350 S Ind-TVS-University Discount	171,255.12	
Industrial	-168,020,364.40	
402700 Elec Sales-Municipal SPL-Base	0	
402702 Elec Sales-Municipal SPL-PCRF	0	
402706 Elec Sales-Municipal SPL-Fuel	0	
402708 Elec Sales-Municipal SPL-Fuel Ref	0	
Municipal	0	
402710 Elec Sales-Public Utility TNP-Base	0	
402712 Elec Sales-Public Utility TNP-PCRF	0	
402716 Elec Sales-Public Utility TNP-Fuel	0	
402718 Elec Sales-Public Util TNP-Fuel Ref	0	
402720 Muni-SLS-Fixed System Charge	-23,049,719.40	
Public Utilities	-23,049,719.40	
407010 Mktg/Enrgy Trad Elec Rev-Base	0	
407012 Mktg/Enrgy Trad Elec Rev-Fuel	1,610,388.13	I/1
Market/Energy Trading Electric Revenues	1,610,388.13	
402400 Elec Sales-Interrupt IS-I-Base	0	
402404 Elec Sales-Interrupt IS-I-Franch	0	
402406 Elec Sales-Interrupt IS-I-Fuel	0	
402410 Elec Sales-Interrupt IS-10-Base	0	
402414 Elec Sales-Interrupt IS-10-Franch	0	
402416 Elec Sales-Interrupt IS-10-Fuel	0	
402424 Elec Sales-Interrupt SBI-Franchise	0	
402426 Elec Sales-Interrupt SBI-Fuel	0	
Interruptible	0	
Electricity Sales Revenues	-1,064,738,301.36	
400010 Elec Sales-Associated Companies	0	
402810 Elec Sales Rev - Other	0	
402840 Elec Sales Rev - Energy Services Sales	-5,558,965.98	I/2
402900 Recovered Fuel Costs-Coal	-5,569.09	I/1
402944 Elec Sales-Capacity-Associated Comp	0	
403010 Elec Transmission Revenues-Assoc Co	-41,398,860.30	
404010 Electricity Transmission Revenues	-154,063,310.00	Sch I
404020 Elec Trans Rev-Line Loss Rev-Gen	0	
407014 Mktg/Enrgy Trad Elec Rev-Ancil-Fuel	-781.25	I/1
407015 Mktg/Enrgy Trd Elec-Ancil-Gen-Fuel	0	
407016 Mktg/Enrgy Trad Elec Rev-Ancil-Base	-1,606.36	I/1
407017 Mktg/Enrgy Trd Elec-Ancil-Gen Bas	0	
Miscellaneous Electric Revenues	-201,029,092.98	
402830 Elec Sales-Over/(Under) Rec Fuel	-88,807.44	I/1
Over/(Under) Recovery of Fuel	-88,807.44	
402822 Elec Sales-Unbilled-Base	-80,599,445.00	
402824 Elec Sales-Unbilled-Franchise	0	
Unbilled Revenues	-80,599,445.00	
443010 Other Operating Revenues	-8,444,208.45	I/2
443029 Oth Oper Rev-Wireless	-3,394,080.95	I/1
443033 Oth Oper Rev-Fiber Optics	-1,476,242.89	I/1
Other Operating Sales Revenues	-13,314,532.29	
445010 Revenues from Forfeited Discounts	-615,963.50	I/1
Forfeited Discounts	-615,963.50	10

430010 Appliance Rev-Non-Financed Activity	0
436010 Power Marketing Sales-Assoc Co	0
Other	0
Other Operating Revenues	-13,930,495.79
TOTAL OPERATING REVENUES	-1,360,386,142.57
OPERATING EXPENSES:	
500010 Fuel Exp-Gas-Reconcilable	0
500012 Fuel Exp-Gas-Reconcilable-Other	0
500020 Fuel Exp-Oil-Reconcilable	0
500022 Fuel Exp-Oil-Reconcilable-Other	0
500025 Fuel Exp-Oil-Non Reconcilable	0
500027 Fuel Exp-Oil-Non Reconcilable	0
500030 Fuel Exp-Coal-Reconcilable	0
500035 Fuel Exp-Coal-Non Reconcilable	0
500040 Fuel Exp-Lignite-Reconcilable	0
500045 Fuel Exp-Lignite-Non Reconcilable	0
500050 Fuel Exp-Nuclear-Reconcilable	0
500070 Fuel Exp-Railcar Maintenance	0
506510 Transmission Line Losses Exp	0
Fuel Expense	0
502010 Energy Purchases Exp-Other	0
509010 Broker Fees Exp	0
Energy Purchases-Other	0
503010 Purchase Capacity Exp	0
Purchase Capacity	0
506010 Transmission Cost of Service	168,597,824.00
Transmission Cost of Service	168,597,824.00
Cost of Electricity, Gas & Other Products	168,597,824.00
515040 Sal&Wages Exp-Bonus/Inc-Exempt	6,294,462.88
515042 Sal&Wages Exp-Bonus/Inc-Non-Exempt	1,175,268.98
515044 Sal&Wages Exp-Bonus/Incentive-Union	1,411,680.74
515050 Sal&Wages Exp-Regular Exempt Non-prod	6,656,745.25
515052 Sal&Wages-Regular Non-Exempt Non-prod	3,601,303.96
515054 Sal&Wages Exp-Regular Union Non-prod	13,186,835.34
515060 Sal&Wages Exp-Temporary/Contract	10,965,114.59
515070 Sal&Wages Exp-Severance	10,290,639.43
517500 Sal&Wages Exp-Estimated Labor Cost	0
517987 Sal&Wages Exp-Commissions	0
517988 Sal&Wages Exp-Other Comp-Union	792,204.10
517990 Sal&Wages Exp-Overtime Union - 1.5 Times	21,177,541.92
517991 Sal&Wages Exp-Regular Union	66,595,620.81
517992 Sal&Wages Exp-Other Comp-Non-Exempt	58,935.68
517994 Sal&Wages Exp-Overtime Non-Exempt - 1.5 Times	1,164,985.42
517995 Sal&Wages Exp-Regular Non-Exempt	24,370,095.18
517996 Sal&Wages Exp-Other Comp-Exempt	184,949.65
517998 Sal&Wages Exp-Overtime Exempt	333,603.50
517999 Sal&Wages Exp-Regular Exempt	54,405,490.18
Salaries and Wages Expenses	222,665,477.61
518010 Sal/Burden Exp-Pension	8,182,857.94
518020 Sal/Burden Exp-Medical	20,813,768.23
518030 Sal/Burden Exp-Post Retirement	13,095,517.20
518060 Sal/Burden Exp-Life	-150.97
518070 Sal/Burden Exp-Savings	14,340,991.92

11

518090 Sal/Burden Exp-Long-Term Disability	6,079,254.33
518130 Sal/Burden Exp-Workers Compensation	1,884,474.10
518160 Sal/Burden Exp-Other Sal & Benefits	1,890,759.11
521994 Sal/Burden Exp-Union	0
521999 Sal/Burden Exp-Payroll Burden	0
722160 Other Taxes Exp-FICA	15,277,303.24
722170 Other Taxes Exp-Unemployment	587,851.02
722181 Other Taxes Exp-Misc Employment Taxes	0
Salary Burden	82,152,626.12
522010 Employ Rel Exp-Employee Travel	511,266.55
522011 Employ Rel Exp-Empl Travel-PCard	116,140.94
522020 Employ Rel Exp-Training	90,527.45
522030 Employ Rel Exp-Registration	69,828.65
522040 Employ Rel Exp-Dues & Licences	49,154.38
522050 Employ Rel Exp-Spousal Travel	153.84
522060 Employ Rel Exp-Bus Meals	364,646.27
522061 Employ Rel Exp-Bus Meals-PCard	350,612.72
522070 Employ Rel Exp-Education	406,179.87
522080 Employ Rel Exp-Park/In-town Travel	13,766.08
522090 Employ Rel Exp-Awards/Gifts	191,927.78
522100 Employ Rel Exp-Empl Reloc/Moving	-94,126.81
522110 Employ Rel Exp-Occ Health / Safety	31,896.96
522120 Employ Rel Exp-Books & Subscript	11,419.21
522130 Employ Rel Exp-Miscellaneous	1,306,365.75
522140 Employ Rel Exp-Recruit/Employ Agcy	282,902.65
522150 Employ Rel Exp-Empl Recog Prog	0
Employment Related Expenses	3,702,662.29
559950 A & G Exp-Capitalized Labor	-54,781,777.97
559960 A & G Exp-Deferred Labor	-9,948,784.94
Capitalized/Deferred Labor	-64,730,562.91
Employee Expenses	243,790,203.11
530010 M&S Exp - Non-Inventory	13,944,300.53
530020 M&S Exp-Store-Tool-Shop-Garage-Lab	582,648.79
530030 M&S Exp-Ofc Furniture & Misc Equip	140,061.00
530977 M&S Exp-Prod Orders / Inventory	-2,037,725.42
530978 M&S Exp-Land Purchases	-16,874.64
530991 M&S Expenses - Inventory Write-Downs	3,940,000.00
530992 M&S Expenses - Consignment Material Consumed	91.14
530995 M&S Expenses - Gain/Loss form Revaluation	-10,322.92
530996 M&S Expenses - Cost (Price) Differences	44,523.26
530997 M&S Expenses - Adjustment from Stock Transfers	1,416.64
530998 M&S Expenses - Scrapping/Destruction	-1,334,828.94
530999 M&S Expenses - Inventory Issued	105,406,144.38
Materials and Supplies Expenses	120,659,433.82
531030 M&S Exp-Purch Vehicle Fuel	146,797.84
531040 M&S Expenses - Vehicles and Power Operated Equip	1,952,946.91
Vehicles	2,099,744.75
533010 M&S Exp-Computer Hardware	745,138.09
533020 M&S Exp-Computr Softwr & Upgrades	745,274.60
Information Technology	1,490,412.69
532020 M&S Exp-Equipment	31,708.31
Administrative & Technical	31,708.31
534010 M&S Expenses - Communications Equipment	9,220.59

12

Communication M&S	9,220.59
535010 M&S Exp-Office Supplies	478,579.88
535015 M&S Expenses - P-Card	811,279.62
Other	1,289,859.50
559951 A & G Exp-Capitalized Materials	-103,236,017.06
559961 A & G Exp-Deferred Materials	701,442.42
Capitalized/Deferred Materials	-102,534,574.64
Materials and Supplies Expenses	23,045,805.02
540010 Contr&Svcs Exp-Maint Svcs-Oth	-12,016.97
540020 Contr&Svcs Exp-Eng / Tech Svcs	1,913,415.38
540040 Contr&Svcs Exp-Meter & Svcing	-344.47
540050 Contr&Svcs Exp-Construct Svcs	57,036,524.90
540060 Contr&Svcs Exp-Tree Clear Svcs	24,669,021.12
540080 Contr&Svcs-Billable Contracted Labor	7,331,679.38
Operations	90,938,279.34
541510 Contr&Svcs Exp-Lease-Motor Veh	23,514.62
541530 Contr&Svcs Exp-Motor Veh Reg/Lic	0
Vehicle and General Plant	23,514.62
543010 Contr&Svcs Exp-Prof Svcs-Ded	15,825,279.73
543020 Contr&Svcs Exp-Prof Svcs-Non-Ded	531,856.38
543030 Contracts and Svcs Exp - Auditing Svcs	60,888.24
543040 Contr&Svcs Exp - Admin Svcs	143,293.30
543050 Contr&Svcs Exp-Technical Svcs	-209,656.05
543060 Contr&Svcs Exp-Training Svcs	2,680.46
543070 Contr&Svcs Exp-Storage Svcs	64,837.83
543150 Contr&Svcs Exp-Legal Services	8,099,763.52
543160 Contr&Svcs Exp-Reimburs Costs	0
Administrative & Technical	24,518,943.41
545010 Contr&Svcs Exp-Property Services	30,881.21
545040 Contr&Svcs Exp-Additns/Alt/Removal	6,241,516.10
545045 Contr&Svcs Exp-Building Maint Serv	469,774.59
545050 Contr&Svcs Exp-Vending/Ice Machines	86,328.18
545060 Contr&Svcs Exp-Elevator Services	19,876.55
545070 Contr&Svcs Exp-Janitorial Services	784,962.40
545080 Contr&Svcs Exp-Pest Control	20,525.08
545090 Contr&Svcs Exp-Security Electronics	437,573.79
545100 Contr&Svcs Exp-Security Owned	989,044.99
545105 Contr&Svcs Exp-Trash Removal	194,247.76
545110 Contr&Svcs Exp-Landscaping Svcs	145,822.29
545115 Contr&Svcs Exp-Air Cond/Heating	52,404.08
545120 Contr&Svcs Exp-Temp Manpower Svcs	14,160.10
545130 Contr&Svcs Exp-Line Locating	0
545140 Contr&Svcs Exp-Ofc Machine Maint	141,649.52
545150 Contracts and Svcs Exp - Printing Services	-411,922.94
545160 Contr&Svcs Exp-Software Maint	361,556.81
545170 Contr&Svcs Exp-Hardware Maint	6,592.04
Property	9,584,992.55
545510 Contr&Svcs Exp-IT Services	0
545520 Contr&Svcs Exp-L Dist/Fax/Cellular	664.83
Information Technology & Communication	664.83
546010 Contr&Svcs Exp-Other Services	35,635,766.45
722010 Other Taxes Expenses - Penalties & Fines	-5,752.41
Other Services	35,630,014.04

13

Contracts & Services	160,696,408.79
550010 A & G Exp-Royalties	13.5
550020 Adm & Gen Exp - Miscellaneous	-40,527,461.15
550025 A & G Exp-Meeting Exp	0
550040 A & G Exp-Postage/Courier Svcs	32,690.84
550050 A & G Exp-Bank Charges & Fees	1,002,782.24
550070 A & G Exp-Mgmnt/Consult Fees	81,545.25
550075 A & G Exp-Mgmt Fees Billed to Subs	0
550080 A & G Exp-Club Membership & Exp	100,972.44
550090 A & G Exp-Empl Reimburse-Veh Exp	0
550100 A & G Exp-Freight	1,542,404.28
550120 A & G Exp-Capitalized Costs	-3,237,545.00
550130 A & G Exp-Nuclear Exp Ownership	0
550170 A & G Exp-IT Services-Associated Co	0
550171 A & G Exp-IT Services-Contra	0
559994 A & G Exp-Contrib in Aid of Constr	-42,527,168.74
559996 A & G Exp-Lost Cash Discount	-6.53
559999 Adm & Gen Exp - FI/CO Reconciliation	97,128,196.50
Administration & General	13,596,423.63
560020 Claims/Settlements	-143,767.54
560030 Insurance Exp-Blanket Crime	15,306.06
560050 Insurance Exp-Boiler	2,847.00
560060 Insurance Exp-Business Travel	144.56
560070 Insurance Exp-Excess Liability	662,651.38
560090 Insurance Exp-General Liability	1,818,078.37
560100 Insurance Exp-Auto Liability	362,762.91
560110 Insurance Exp-Property	3,392,905.91
560115 Insurance Exp-Other	25,779.65
560120 Insurance Exp-Umbrella Liability	0
Insurance Costs	6,136,708.30
562020 Cust&Mktg Exp-Rebate/Incent/Buydown	10,147,402.66
562040 Cust&Mktg Exp-Total Bad Debts	1,579,105.06
562130 Cust&Mktg Exp-Repo & Collection	-8,920.66
562140 Cust&Mktg Exp-Advertising-Gen	139,869.14
562142 Cust&Mktg Exp-Advert-Informational	32,082.00
562150 Cust&Mktg Exp-Agency Collect Fees	1,461,123.98
562160 Cust&Mktg Exp-Postage-Cust Bills	772,937.88
562190 Cust&Mktg Exp-Cellular Phones	272,503.95
562240 Customer Service Exp-Associated Co	-143,388.22
Customer & Marketing Costs	14,252,715.79
565010 Repairs and Maintenance Expenses	186,829.78
565020 Repairs & Maintenance-Corrective	85,326.00
565030 Repairs & Maintenance-Preventative	68,028.69
Repairs & Maintenance	340,184.47
566010 Donations-Cash	234,073.25
566020 Donations-Non-Cash	2,609.00
566030 Sponsorships/Contributions	110,949.95
566040 Contributions-Research & Develop	2,850,906.69
Donations/Contributions/Sponsorships	3,198,538.89
569010 Legislative Expenses - Federal and State - Non-Ded	1,535,465.21
569020 Legislative Exp-Local-Deductible	563,748.09
Legislative	2,099,213.30
570010 Research and Development Expenses	161,590.00

14

Research & Development Expense	161,590.00		
571010 Utilities Expenses - Electricity	2,668,396.41		
571020 Utilities Exp-Telephone	2,618,752.37		
571030 Utilities Expenses - Natural Gas	8,506.05		
571040 Utilities Expenses - Water	146,572.31		
571050 Utilities Exp-Other	454,768.59		
Utilities	5,896,995.73		
572010 Rental & Lease Exp-Office	4,882,058.69		
572030 Rental & Lease Exp-Equipment	22,621.07		
572035 Rental & Lease Exp-Pers Computers	26,831.73		
Rents & Leases	4,931,511.49		
559954 A & G Exp-Capitalized Other Exp	-83,738,291.05		
559964 A & G Exp-Deferred Other Exp	-8,508,915.97		
Other Capitalized/Deferred Cnsts	-92,247,207.02		
Miscellaneous Expenses	-41,633,325.42		
702010 Depreciation Expenses - Miscellaneous	203,491,781.12	I	
702025 Depreciation Exp-T-Plan	0		
702026 Depreciation Exp-Redirected	0		
702040 Decommissioning Exp	2,908,167.96	Ia;	I
702050 Depreciation Exp-Transportation	13,065,610.29		
Depreciation Expense	219,465,559.37		
704010 Amortization Exp - Intangibles	15,257,269.94	I/3	
704020 Amortization Exp-Limited Term Plant	2,599,786.44		
704030 Amortization Exp-Other Plant	0		
Amortization Expense	17,857,056.38	I	
Depreciation,Depletion,& Amortization	237,322,615.75		
720030 Reg Taxes/Chrgs-Ind Assoc Fees/Dues	549,517.00		
Industry Fees and Dues	549,517.00		
722130 Oth Taxes Exp-Franch Fees/GRT-City	109,656,816.69	Ia	I
Franchise Requirements	109,656,816.69		
720020 Reg Taxes/Chrgs-Permits & Licenses	250,365.09	I/6	
Regulatory Taxes/Charges	250,365.09		
722020 Other Taxes Exp-Govt Chgs & Levies	0		
722080 Oth Taxes Exp-Sales & Use Taxes Adj	69,127.34	I/6	
722140 Other Taxes Expenses - Miscellaneous	0		
722150 Other Taxes Expenses - Property	72,869,417.15	I/6	
722190 Other Taxes Expenses - State Franchise	18,509,412.51	I/6	
722200 Other Taxes Exp-State Gross Rcpts	-8,439.45	I/6	
Other Taxes and Fees	91,439,517.55		
Other Taxes and Regulatory Charges	201,896,216.33		
TOTAL OPERATING EXPENSES	993,715,747.58		
TOTAL OPERATING INCOME	-366,670,394.99		
NON-OPERATING (INCOME) EXPENSE:			
482010 Interest Income-Associated Co	-13,714,705.81		
482015 Interest Income-Over/Under Recovery	0		
482510 Div&Othr Misc N-Oper Inc/Ded-Assoc	0		
483010 Interest Income	-212,902.22		
Interest & Dividend Income	-13,927,608.03		
481010 Capitalized Equity (AFUDC)	-1,110,339.06		
AFUDC	-1,110,339.06		
491010 Miscellaneous Non-Operating Revenues	0		
491020 Miscellaneous Non-Operating Deduct	8,756.20		
491030 Revenues from Sales Tax Discounts	-100,002.00		

15

Other Income (Net of Deductions)-Exter.	-91,245.80
485010 Gains / (Losses) from Disposition of Property	-102,071.94
Gains(Losses) from Disposition of Prop.	-102,071.94
Other	-193,317.74
TOTAL NON-OPERATING (INCOME) EXPENSE	-15,231,264.83
INTEREST AND FINANCE CHARGES:	
708260 Preferred Div of Subsidiary Trust	0
Distribution on Trust Securities	0
708010 Interest Exp - Long-Term Debt	71,931,464.25
Interest Expense - Long Term Debt	71,931,464.25
708120 Interest Exp-AFUDC-Debt	-3,671,744.98
AFUDC - Debt	-3,671,744.98
559952 A & G Exp-Capitalized AFUDC-Debt	-3,668,460.45
559953 A & G Exp-Capitalized AFUDC-Equity	-1,110,411.76
559962 A & G Exp-Deferred AFUDC-Debt	-4,337.58
559963 A & G Exp-Deferred AFUDC-Equity	893.35
708020 Interest Exp-Short-Term Securities	14,100,592.17
708030 Interest Exp-Customer Deposits	345,869.03
708070 Interest Exp-Rate Refunds	0
708080 Int Exp-Over/Under Recvry of Fuel	0
708115 Interest Exp-Facility Fees	23,693.11
708140 Interest Expense-Other	1,838,656.72
708160 Amortization Exp-Discounts/Premiums	7,221,367.55
708280 Interest Exp-Securitization	17,832.94
711998 Int Exp-Capitalized AFUDC Equity	1,109,389.06
711999 Int Exp-Capitalized AFUDC Debt	3,672,694.88
Other Interest and Fixed Charges	23,547,779.02
708060 Interest Exp - Associated Companies	81,288,100.16
708065 Interest Expense Securitization Assoc	0
Interest - Associated Companies	81,288,100.16
TOTAL INTEREST AND FINANCE CHARGES	173,095,598.45
INCOME TAXES:	
717010 Current Income Taxes Exp-Federal	17,253,944.46
717020 Current Inc Taxes Exp-State & Local	-0.47
717040 Current FIT Exp-Other Inc & Ded	240,409.00
Current Income Taxes	17,494,352.99
717510 Deferred Inc Taxes Exp-Federal	35,968,781.45
717540 Def Inc Taxes Exp-Other Inc & Ded	-240,408.00
717545 Amort of Def Inc Taxes Exp	18,819,523.00
717546 Amort of DIT Exp-Other Inc/Ded	-1
Deferred Income Taxes	54,547,895.45
717550 Amort of Investment Tax Credit	-4,689,227.00
Amortization of ITC	-4,689,227.00
TOTAL INCOME TAXES	67,353,021.44
712030 Extraordinary Deductions	24,777,329.00
712031 Current Tax Provision - Extraordinary Item	-8,672,065.00
Extraordinary Items	16,105,264.00
NET INCOME	-125,347,775.93
712010 Preferred Dividend Requirement	0
712011 Pref Div Approp from Ret Earnings	0
712013 Preferred Stock Premium	0
Preferred Stock Dividends	0
712015 Common Stock Dividend Requirement	412,600,000.00

16

712016 Common Div Approp from Ret Earnings	-412,600,000.00
Common Stock Dividends	0
DIVIDEND REQUIREMENTS	0
CALCULATED NET INCOME	125,347,775.93

17